718

04036423

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Catlin Group Limited

*CURRENT ADDRESS Cumberland House, 6th Floor
1 Victoria Street
Hamilton, Bermuda HM 11

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FILE NO. 82- 34808 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/20/04

Registration No. 26680

BERMUDA

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of the Companies Act 1981 **CATLIN WESTGEN GROUP LIMITED** by resolution and with the approval of the Registrar of Companies has changed its name and was registered as **Catlin Group Limited** on the **27th** day of **March 2003**.

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **31st** day of **March 2003**

Acting Registrar of Companies

RECEIVED
2004 JUL -8 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DECLARATION

Company Reg. No: EC26680

Made Pursuant to The Companies Act 1981

EXEMPTED COMPANY

In respect of:

Catlin Group Limited - 2003 Declaration

IT IS HEREBY CERTIFIED that at the date hereof the principal business of the above-named company is:

Class 4 Insurance Holdings

IT IS HEREBY FURTHER CERTIFIED as follows:-

Authorised Capital	US$ 90,500.00
Share Premium Account	US$379,279,718.58
Total Foreign Currency	US$379,370,218.58
Exchange Rate/Date	*1.000/*25th June 1999
Assessable Capital	BD$379,370,218.58
Appropriate Fee	BD$ 1,780.00

*** The fee is subject to the Fifth Schedule Part III, section C (iii) of The Companies Act 1981**

Secretary

Date: 7th January 2004

FORM NO. 13

BERMUDA

THE COMPANIES ACT 1981

NOTICE OF ADDRESS OF REGISTERED OFFICE

Pursuant to section 62

Name of Company Catlin Group Limited

Registration Number 26680

In accordance with section 62(2) of the Companies Act, 1981, I hereby give notice that the address of the registered office of the above-mentioned Company is:

Canon's Court

22 Victoria Street

Hamilton HM12

Bermuda

Signed [signature]

State whether Director or Secretary Assistant Secretary

Date **25 January 2004**

19 March 2004

BYE-LAWS

of

CATLIN GROUP LIMITED

(the "Company")

I HEREBY CERTIFY that the within written Bye-Laws are a true copy of the Bye-Laws of **CATLIN GROUP LIMITED**

ADOPTED: (conditionally upon Admission) on 30 March 2004 by unanimous written resolution

SCHEDULE A

Shareholders

Name	Address
Alliss C	20 Enderby Rise, Burton on Trent, DE13 0PP
Bartell WJ	2103 South Pecan Trail Dr., Richmond TX 77469, USA
Brand, P D	52 Camberwell Grove, Camberwell, London SE5 8RE
Brooks, J. R.	6351 Vanderbilt Street, Houston, Texas 77005, U.S.A.
Burkinshaw, N J	43 Belsize Park Gardens, London NW3 4JJ
Burkinshaw, B.A.L.	43 Belsize Park Gardens, London NW3 4JJ
Catlin, S J O	Chartfield House, Pastens Road, Limpsfield Chart, Surrey RH8 OR
Stephen Catlin, Helen Catlin and Christopher Buzzard as trustees of the Catlin Settlement Trust	Chartfield House, Pastens Road, Limpsfield Chart, Surrey RH8 OR
Chauvin, W. P.	112 Sycamore Drive, Metairie, Louisiana 70005, U.S.A.
Denekamp, L	7 Tower Walk, St. Katherine's Dock, London E1 9LB
Farquar J	Field House, Little Street, Yardley Hastings, Northampton NN2 1E
Forman, F M A	10 Guion Road, London SW6 4UE
Forman, A.G.G.	10 Guion Road, London SW6 4UE
Harris T.	8619 Lawncliff Lane, Houston TX 77040, USA
Heerasing B	6 Hightrees House, Nightingale Lane, Clapham South, London SW12 8AQ
Henstridge, I	34 Turners Mill Road, Haywards Heath, West Sussex RH16 1NN
Howat, D W	15 West Square, London SE11 4SN
Hudson, DM	114 Upper Brockley Road, London SE4 155
Hunt, E S	134 Ockford Road, Godalming Surrey GU7 1RG
Hunt, G.	134 Ockford Road, Godalming , Surrey GU7 1RG
Jaffe P	38 Westbourne Gardens, London W2 5NS
Jardine P	2 The Crosspath, Radlett,Herts WD7 8HN, UK

Name	Address
Johnson, S E	40 Brackendale Gardens, Upminster, Essex RM14 3XA
Johnson, S	40 Brackendale Gardens, Upminster, Essex RM14 3XA
Jones H.	16 Station Road, Ware, Hertfordshire, SG12 9UT
Low Min Ying	25 Woodleigh Close, #2-29 Euro Asia Park, Singapore
Malik R	70 Globe Road, Hornchurch, Essex RM11 1BN
McKibbin N	60 Tranmere Road, London SW18 3QJ
McMellin A	22 Laurel Avenue, Twickenham, Middlesex TW1 4JA
Martin, P	Brackens, Copt Hall Road, Ightham, Sevenoaks, Kent TN15 9DU
Martin, S J	Brackens, Copt Hall Road, Ightham, Sevenoaks, Kent TN15 9DU
Morrell RR	3705 Wickersham , Houston TX 77027 USA
Moss E	24 Rusham Road, London SW12 8TH
Mountford, G	86 Berry Lane, Langdon Hills, Nr Basildon, Essex SS16 6AN
Orr, C Paskin	14 Beaconsfield Road, St. Margarets, Twickenham, London SW1 3HY
Orr, M S Paskin	14 Beaconsfield Road, St. Margarets, Twickenham, London SW1 3HY
Pascall N.	Flat 3, 12 Southborough Road, Surbiton, Surrey KT6 6JN
Peters, D J	Crosshand House, 38 Chislehurst Road, Bickley, Kent BR1 2NW
Peters, T J	Crosshand House, 38 Chislehurst Road, Bickley, Kent BR1 2NW
Primer, D F	59 Holland Park, London W11 3SJ
Pritchard, G M	81 Florence Road, Wimbledon, London SW19 8TH
Reeve G.	7 Brookside, Orpington, Kent BR6 0AW
Sage, M	Sutton Thorn, 24 Sunte Close, Haywards Heath, West Sussex RH1(1QT
Slade D.	Flat 6, 11 Aldridge Road Villas, London W11 1BL
Smart R	Flat 6, 12 Abbeville Road, London SW4 9NJ

Name	Address
Swain, A.	10 Granville Square, London WC1X 9PF
Swain, P	10 Granville Square, London WC1X 9PF
Thompson I	33 Vicars Moor Lane, London N2 2QN
Vaughan M	53 Cathles Road, London SW12 9LE
Western General Insurance Ltd	Swan Building, 26 Victoria Street, Hamilton HM JX, Bermuda
Wood R.	3 Iborden Oast, Frittenden Road, Biddenden Kent, TN27 8LG
Wray, N T	Ground Floor Flat, 12 Englewood Rd, Clapham, London S

INDEX

BYE-LAW	SUBJECT	PAGE
1	INTERPRETATION	1
2	REGISTERED OFFICE	9
3	SHARE CAPITAL	9
4	MODIFICATION OF RIGHTS	10
5	SHARES	11
6	PRE-EMPTION RIGHTS	13
7	DISAPPLICATION OF PRE-EMPTION RIGHTS	15
8	UNCERTIFICATED SHARES	16
9	CERTIFICATES	17
10	DEPOSITORY INTERESTS	18
11	LIEN	18
12	CALLS ON SHARES	20
13	FORFEITURE OF SHARES	21
14	REGISTER OF SHAREHOLDERS	22
15	REGISTER OF DIRECTORS AND OFFICERS	22
16	TRANSFER OF SHARES	22
17	TRANSMISSION OF SHARES	23
18	INCREASE OF CAPITAL	24
19	ALTERATION OF CAPITAL	25
20	REDUCTION OF CAPITAL	25
21	GENERAL MEETINGS AND WRITTEN RESOLUTIONS	26
22	NOTICE OF GENERAL MEETINGS	26
23	GENERAL MEETINGS AT MORE THAN ONE PLACE	27
24	PROCEEDINGS AT GENERAL MEETINGS	28
25	VOTING	30
26	PROXIES AND CORPORATE REPRESENTATIVES	34
27	APPOINTMENT AND REMOVAL OF DIRECTORS	36
28	RESIGNATION AND DISQUALIFICATION OF DIRECTORS	36
29	ALTERNATE DIRECTORS	42
30	DIRECTORS' INTERESTS	43
31	POWERS AND DUTIES OF THE BOARD	45
32	FEES, GRATUITIES AND PENSIONS	47
33	DELEGATION OF THE BOARD'S POWERS	47
34	PROCEEDINGS OF THE BOARD	48
35	OFFICERS	50
36	MINUTES	51
37	SECRETARY AND RESIDENT REPRESENTATIVE	51
38	THE SEAL	51
39	DIVIDENDS AND OTHER PAYMENTS	52
40	RESERVES	53
41	CAPITALISATION OF PROFITS	54

42	RECORD DATES	55
43	ACCOUNTING RECORDS	56
44	AUDIT	56
45	SERVICE OF NOTICES AND OTHER DOCUMENTS	56
46	DESTRUCTION OF DOCUMENTS	57
47	UNTRACED SHAREHOLDERS	58
48	WINDING UP	59
49	INDEMNITY AND INSURANCE	59
50	AMALGAMATION	61
51	CONTINUATION	61
52	ALTERATION OF BYE-LAWS	62
53	DISCLOSURE OF INTERESTS IN SHARES AND COMPANY INVESTIGATIONS	62
54	NOTIFICATION OF INTERESTS IN SHARES	64
55	POWER OF THE COMPANY TO INVESTIGATE INTERESTS IN SHARES	69
56	TAKEOVER PROVISIONS	71
57	ELECTRONIC COMMUNICATIONS	74
58	LLOYD'S	75

BYE-LAWS

of

CATLIN GROUP LIMITED

registered in Bermuda under number 26680

1 INTERPRETATION

1.1 In these Bye-Laws, unless the context otherwise requires:

"9.5% U.S. Shareholder" means a U.S. Person whose Controlled Shares constitute nine and one-half percent (9.5%) or more of the Aggregate Voting Power of all Shares and who would be generally required to recognize income with respect to the Company under Section 951(a)(1) of the Code if the Company were a controlled foreign corporation as defined in Section 957 of the Code and if the ownership threshold under Section 951(b) of the Code were 9.5%;

"acting in concert" means persons who, pursuant to an agreement or understanding (whether formal or informal) actively co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate control of that company;

"Act" means the Companies Act 1981 of Bermuda;

"address" means, in relation to electronic communications, any number or address used for the purposes of such communication;

"Admission" means the first occurring Admission to Listing and Admission to Trading of any class of share in the capital of the Company becoming effective;

"Admission to Listing" means admission to the Official List and a reference to Admission to Listing becoming "effective" is to be construed in accordance with paragraph 7.1 of the Listing Rules;

"Admission to Trading" means admission to trading on the London Stock Exchange and a reference to Admission to Trading becoming "effective" is to be construed in accordance with paragraph 2.1 of the Standards;

"Affiliate" of any person means any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such person; PROVIDED that, for purposes of these Bye-Laws, the Company shall not be treated as an Affiliate of any Shareholder or of that Shareholder's Affiliates;

"**Aggregate Voting Power**" means, at any time of measurement, the aggregate number of votes that could be cast by all Shareholders upon a matter presented for a vote of all Shares, voting as a single class or, with respect to the Aggregate Voting Power of a specific class or series of Shares, the aggregate number of votes that could be cast by all holders of such class or series upon a matter presented for a vote of holders of such class or series;

"**Alternate Director**" means an alternate Director appointed in accordance with these Bye-Laws;

"**Associated Company**" means in respect of an individual any company in respect of which he is (and any persons Connected with him, together are) entitled to exercise, or does exercise, the control of shares comprising at least one-fifth of the equity share capital of that company;

"**Attribution Percentage**" means, with respect to a Shareholder and a Tentative 9.5% U.S. Shareholder, the percentage of the Shareholder's shares that are treated as Controlled Shares of such Tentative 9.5% U.S. Shareholder;

"**Bermuda**" means the Islands of Bermuda;

"**Board**" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

"**City Code**" means The City Code on Takeovers and Mergers (including the Substantial Acquisition Rules), as issued from time to time by or on behalf of the Panel or any successor to or replacement thereof from time to time issued by or on behalf of the Panel;

"**clear days**" means, in relation to the period of a notice, that period excluding the day on which the notice is given or served or deemed to be given or served, and excluding the day for which it is given or on which it is to take effect;

"**Code**" means the United States Internal Revenue Code of 1986, as amended;

"**Common Shares**" means common shares of par value US$0.01 in the capital of the Company;

"**the Companies Acts**" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"**Company**" means the company incorporated in Bermuda with number 26680 under the name of Catlin Westgen Group Ltd. on 25 June 1999;

"**Connected**" means, in the case of an individual:

(a) that individual's spouse, Relative, or the spouse of such a Relative;

(b) any Associated Company of that individual;

(c) in his capacity as trustee of a Settlement, a Settlor, any person who is Connected with such a Settlor, any company being under the control of five or fewer participators whose participators include the trustees of the Settlement (or any company of which that company has Control) and any beneficiaries of such a Settlement being persons Connected with the individual or a company with which he is associated; or

(d) any person with whom he is in partnership, and with the spouse or Relative of any individual with whom he is in partnership, except in relation to acquisitions or disposals of partnership assets pursuant to bona fide commercial arrangements;

"Control" means, in the case of a company, the power of any person (whether alone or in connection with any other persons who, acting together, shall be taken to have Control) to secure directly or indirectly (whether by means of a holding of shares or the possession of voting power, or by virtue of any powers conferred by the Bye-Laws, articles of association or other document or otherwise) that the affairs of the company are conducted in accordance with his wishes;

"Controlled Shares" in reference to any person means all shares of the Company directly, indirectly or constructively owned by such person within the meaning of Section 958 of the Code;

"Designated Shareholder" means each of the J.P.M. Investor, Cypress, Charlesbank, Centre III Catlin Holdings Ltd (a Cayman Islands company) and Conning Catlin Ltd (a Bermuda company) in each case together with such person's Affiliates;

"Director" means such person or persons as shall be appointed to the Board from time to time pursuant to these Bye-Laws;

"electronic communication" means, where the context so permits, a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system or by other means but while in an electronic form;

"Employee Share Scheme" means any scheme for providing incentives to employees and/or any directors of the Group involving share options, allocations of shares, stock appreciation rights or other similar awards involving the equity of the Group including for the avoidance of doubt the Catlin Group Long Term Incentive Plan established by the Company in July 2002 and the Performance Share Plan and Share Option Plan established by the Company on Admission;

"General Principles" means the General Principles as set out in the City Code;

"Group" means the Company and its subsidiaries from time to time and **"Group Company"** shall mean any one of them;

"Indemnified Person" means any Director, Officer, Resident Representative, member of a committee duly constituted under Bye-Law 33.3 and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors and administrators;

"Listing Rules" means the rules made by the UK Listing Authority pursuant to section 74 of the United Kingdom Financial Services and Markets Act 2000 as amended from time to time;

"London Stock Exchange" means London Stock Exchange plc;

"Member" means the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders, or all of such persons as the context so requires;

"Officer" means a person appointed by the Board pursuant to Bye-Law 35.1 and shall not include an auditor of the Company;

"Official List" means the official list of securities of the UK Listing Authority;

"paid up" means paid up or credited as paid up;

"Panel" means the Panel on Takeovers and Mergers in the United Kingdom, and from time to time any successor or replacement body thereof;

"Register" means the Register of Shareholders of the Company and, except in Bye-Laws 14.1 and 14.2, includes any branch register;

"Registered Office" means the registered office for the time being of the Company;

"Relative" means child, step-child, brother, sister, or other direct ancestor or lineal descendant;

"Resident Representative" means the individual (or, if permitted in accordance with the Companies Acts, the company) (if any) appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

"Resolution" means a resolution of the Shareholders or, where required, of a separate class or separate classes of Shareholders adopted either in general meeting or by written resolution in accordance with the provisions of these Bye-Laws;

"Seal" means the common seal of the Company and includes any authorised duplicate thereof;

"**Secretary**" includes a joint, temporary, assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

"**Settlement**" means any disposition, trust, covenant, agreement or arrangement pursuant to which any person transfers the legal title in property to another person or persons to be held for the benefit of the Settlor and/or a third party;

"**Settlor**" means, in relation to a settlement, any person by whom the Settlement was made, whether directly or indirectly, and including if he has provided or undertaken to provide funds directly or indirectly for the purpose of the Settlement, or has made with any other person a reciprocal arrangement for that other person to make or enter into the Settlement;

"**share**" means share in the capital of the Company and includes a fraction of a share;

"**Shareholder**" means a shareholder of the Company or Member, provided that for the purposes of Bye-Law 49 it shall also include any holder of notes, debentures or bonds issued by the Company;

"**Special General Meeting**" means a general meeting at which a Special Resolution is to be proposed;

"**Special Resolution**" means a resolution passed either by a majority of not less than three-quarters of such Members as (being entitled to do so) vote in person or by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given or by written resolution in accordance with these Bye-Laws;

"**Specified Place**" means the place, if any, specified in the notice of any meeting of the Shareholders, or adjourned meeting of the Shareholders, at which the chairman of the meeting shall preside;

"**Standards**" means the admission and disclosure standards made by the London Stock Exchange;

"**Subsidiary**" and "**Holding Company**" have the same meanings as in section 86 of the Bermuda Companies Act 1981, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

"**Substantial Acquisition Rules**" means the Rules Governing Substantial Acquisitions of Shares, as issued from time to time by or on behalf of the Panel;

"**Tentative 9.5% U.S. Shareholder**" means a Designated Shareholder that, but for adjustments to the voting rights of shares pursuant to Bye-Law 25.16 would be a 9.5% U.S. Shareholder;

"these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

"UK Listing Authority" means the United Kingdom Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or any successor thereto;

"U.S. Person" means a United States person as defined in Section 7701(a)(30) of the Code;

"Voting Power" means, with respect to any Share of any class, the number of votes which the holder thereof is entitled to cast with respect to any matter presented for a vote of such class of Shares; PROVIDED that, where such definition relates to the appointing and maintaining of directors, the term **"Voting Power"** shall mean any rights of the holder to appoint and maintain or to participate in the appointment and maintenance of Directors pursuant to these Bye-Laws; and

"Warrant Instrument" means the Warrant Instrument of the Company made on 4 July 2002 as from time to time amended.

1.2 Each of the following terms is defined in the Bye-Law set forth opposite such term:

"agent"	54.12
"Capital Z"	27.2.1
"Capital Z Director"	27.2.1
"cash"	6.2
"Charlesbank"	27.3.1
"Cypress"	27.2.2
"Cypress Director"	27.2.2
"Default Shares"	54.13
"default shares"	55.5
"Designated Companies"	27.10.1
"Designated Company Directors"	27.10.1(a)
"Effective Date"	56.12(a)
"effective voting power"	53.1.4
"Equity Security"	6.7
"excepted transfer"	53.1.5
"Excess Shares"	56.3.4
"infant"	53.1.3
"interest"	53.1.2

"Interest"	58.1
"interest notification date"	54.9
"JPM Investor"	27.2.3
"JPM Investor Director"	27.2.3
"Limit"	56.1.2(b)
"notifiable interest"	54.5.2
"paid up otherwise than in cash"	6.2
"percentage level"	54.4
"Permitted Acquisition"	56.4.1
"Prohibited Acquisition"	56.4.2
"Prohibited Interest"	58.2
"record date"	42.2
"record date holder"	42.2.1
"relevant company"	30.3.4
"Relevant Employee Shares"	6.7.3
"relevant period"	58.4
"Relevant Share Capital"	53.1.1
"Relevant Securities"	5.3
"Relevant shares"	6.7.4
"relevant shares"	42.2.2
"Relevant Shares"	58.1
"relevant time"	54.4.1
"Removed Company Directors"	27.10.1(b)
"Required Disposal"	58.2
"Restriction Notice"	54.13
"restriction notice"	55.5
"Westgen"	27.2.4
"Westgen Director"	27.2.4

1.3 For the purposes of these Bye-Laws, a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present.

1.4 Words importing only the singular number include the plural number and vice versa.

1.5 Words importing only the masculine gender include the feminine and neuter genders respectively.

1.6 Words importing persons include companies or associations or bodies of persons, whether corporate or unincorporate.

1.7 A reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form.

1.8 Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be) except where otherwise expressly defined in these Bye-Laws.

1.9 A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic or similar communication, and to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.10 A reference to a signature or to anything being signed or executed includes such forms of electronic signature or other means of verifying the authenticity of an electronic or similar communication as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.11 A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

1.12 In these Bye-Laws:

1.12.1 powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;

1.12.2 the word **"Board"** in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

1.12.3 no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and

1.12.4 except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or

person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

2 **REGISTERED OFFICE**

2.1 The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

3 **SHARE CAPITAL**

3.1 The authorised share capital of the Company at the date of adoption of these Bye-Laws is US$2.5 million divided into 250,000,000 Common Shares of par value US$0.01 each.

3.2 **<u>Common Shares</u>**

The Common Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

3.2.1 as regards dividend:

after making all necessary provisions, where relevant, for payment of any preferred dividend in respect of any preference shares in the Company then outstanding, the Company shall apply any profits or reserves which the Board resolves to distribute in paying such profits or reserves to the holder of the Common Shares in respect of their holding of such shares pari passu and pro rata to the number of Common Shares held by each of them;

3.2.2 as regards capital:

on a return of assets on liquidation, reduction of capital or otherwise, the holders of the Common Shares shall be entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of holders of any preferred shares in the Company then in issue having preferred rights on the return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them;

3.2.3 as regards voting in general meetings:

the holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company; every holder of Common Shares present in person or by proxy shall on a poll have one vote for each Common Share held by him.

3.3 Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares which:

3.3.1 are liable to be redeemed on the happening of a specified event or events or on a given date or dates; and/or

3.3.2 are liable to be redeemed at the option of the Company and/or, if authorised by the Memorandum of Association of the Company, at the option of the holder.

3.4 The terms and manner of the redemption of any redeemable shares created shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either:

3.4.1 as the Shareholders may by Resolution determine; or

3.4.2 insofar as the Shareholders do not by any Resolution determine, as the Board may by resolution determine, in either case, before the allotment of such shares. A copy of any such Resolution or resolution of the Board for the time being in force shall be attached as an appendix to (but shall not form part of) these Bye-Laws.

3.5 The terms of any redeemable preference shares may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

3.6 Subject to the foregoing and to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

3.7 The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

4 MODIFICATION OF RIGHTS

4.1 Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent (75%) of the issued shares of that class or with the sanction of a Resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall *mutatis mutandis* apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy the majority of the shares of the relevant class, that every holder of

shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

4.2 For the purposes of this Bye-Law, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:

4.2.1 the creation or issue of further shares ranking pari passu with them;

4.2.2 the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them; or

4.2.3 the purchase or redemption by the Company of any of its own shares.

5 **SHARES**

5.1 Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options or awards over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

5.2 The Directors shall not exercise any power to allot Relevant Securities (as defined in Bye-Law 5.3 below) unless they are, in accordance with this Bye-Law, authorised to do so by a resolution of the Members in general meeting.

5.3 In this Bye-Law 5 **"Relevant Securities"** means:

5.3.1 shares in the Company (other than shares allotted pursuant to any Employee Share Scheme or warrants under the Warrant Instrument); and

5.3.2 any right to subscribe for, or to convert any security into, shares in the Company (other than shares allotted pursuant to any Employee Share Scheme warrants issued under the Warrant Instrument);

and a reference to the allotment of Relevant Securities includes the grant of such a right but (subject to Bye-Law 5.7), not the allotment of shares pursuant to such a right, PROVIDED THAT Relevant Securities shall not include: (a) shares in the Company allotted, or any right to subscribe for or convert any security into shares in the Company granted, in any such case as part of any underwritten public offering of shares in the Company which culminated in Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith); and (b)

shares in the Company allotted pursuant to any right granted before Admission (whether or not such right was expressed to be conditional on Admission).

5.4 Authority under this Bye-Law may be given for a particular exercise of the power or for its exercise generally, and may be unconditional or subject to conditions.

5.5 Any authority under this Bye-Law shall state the maximum amount of Relevant Securities that may be allotted under it and the date on which it will expire, which must be not more than 5 years from the date on which the resolution is passed by virtue of which the authority is given; but such an authority may be previously revoked or varied by a resolution of the Members in general meeting.

5.6 Any authority under this Bye-Law may be renewed or further renewed by a resolution of the Members in general meeting for a further period not exceeding 5 years; but the resolution must state (or restate) the amount of Relevant Securities which may be allotted under the authority or, as the case may be, the amount remaining to be allotted under it, and must specify the date on which the renewed authority will expire.

5.7 In relation to any authority under Bye-Law 5 for the grant of such rights as are mentioned in Bye-Law 5.3.2, the reference in Bye-Law 5.5 to the grant of such rights (and to the corresponding reference in Bye-Law 5.6) to the maximum amount of Relevant Securities that may be allotted under the authority is the maximum amount of shares which may be allotted pursuant to the rights.

5.8 The Directors may allot Relevant Securities, notwithstanding that authority under this Bye-Law has expired, if they are allotted in pursuance of an offer or agreement made by the Company before the authority expired and the authority allowed it to make an offer or agreement which would or might require Relevant Securities to be allotted after the authority expired.

5.9 No breach of this Bye-Law 5 shall affect the validity of any allotment of any Relevant Security.

5.10 The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5.11 Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

5.12 Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

6 **PRE-EMPTION RIGHTS**

6.1 Subject to Bye-Law 7, the Company shall not allot any Equity Securities (defined in Bye-Law 6.7):

6.1.1 on any terms to a person unless it has made an offer to each person who holds Relevant shares or Relevant Employee Shares (in each case as defined in Bye-Law 6.7) to allot to him on the same or more favourable terms a proportion of those securities which is as nearly as practicable equal to the proportion in nominal value held by him (as the case may be) of the aggregate of Relevant shares and Relevant Employee Shares; and

6.1.2 to a person unless the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made.

6.2 Bye-Law 6.1 does not apply to a particular allotment of Equity Securities if those Equity Securities are, or are to be, wholly or partly paid up otherwise than in cash; and securities which the Company has offered to allot to a holder of Relevant shares or Relevant Employee Shares may be allotted to him, or anyone in whose favour he has renounced his right to their allotment, without contravening Bye-Law 6.1.1. For these purposes, "**paid up otherwise than in cash**" means paid up otherwise than by cash received by the Company or a cheque received by the Company (in good faith which the Directors have no reason to suspect will not be paid), or a release of a liability of the Company for a liquidated sum or an undertaking to pay cash to the Company at a future date, and "**cash**" includes foreign currency.

6.3 Bye-Law 6.1 does not apply to the allotment of securities which would, apart from a renunciation or assignment of the right to their allotment, be held under any Employee Share Scheme or issued pursuant to the exercise of warrants issued under the Warrant Instrument.

6.4 An offer to be made under Bye-Law 6.1 shall be in writing and shall be made by giving a notice containing the offer to a holder of shares in accordance with Bye-Law 22.

6.5 The offer must state a period of not less than 21 days during which it may be accepted and the offer shall not be withdrawn before the end of that period.

6.6 The foregoing provisions of this Bye-Law 6 are without prejudice to any exclusions or other arrangements which the Board may deem necessary or desirable in relation to fractional entitlements or due to legal or practical problems arising in or under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or any matter whatsoever.

6.7 For the purpose of this Bye-Law and Bye-Law 7:

6.7.1 "**Equity Security**" means a Relevant share as defined in Bye-Law 6.7.4 (other than a bonus share), or a right to subscribe for, or to convert securities into, Relevant shares in the Company excluding: (a) shares in the Company allotted, or any right to subscribe for or convert any security into shares in the Company granted as part of any underwritten public offering of shares in the Company which culminated in Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith) and (b) shares in the Company allotted pursuant to any right granted before Admission (whether or not such right was expressed to be conditional on Admission);

6.7.2 a reference to the allotment of Equity Securities or of Equity Securities consisting of Relevant shares of a particular class includes the grant of a right to subscribe for, or to convert any securities into, Relevant shares in the Company or (as the case may be) Relevant shares of a particular class; but such a reference does not include the allotment of any Relevant shares pursuant to such a right;

6.7.3 "**Relevant Employee Shares**" means shares of the Company which would be Relevant shares but for the fact that they are held by a person who acquired them in pursuance of any Employee Share Scheme;

6.7.4 "**Relevant shares**" means shares in the Company other than:

(a) shares which as respects dividends and capital carry a right to participate only up to a specified amount in a distribution; and

(b) shares which are held by a person who acquired them in pursuance of any Employee Share Scheme or, in the case of shares which have not been allotted, are to be allotted in pursuance of such a scheme; and

6.7.5 a reference to a class of shares is to shares to which the same rights are attached as to voting and as to participation, both as respects dividends and as respects capital, in a distribution.

6.8 In relation to an offer to allot securities required by Bye-Law 6.1, a reference in Bye-Law 6 (however expressed) to the holder of shares of any description is to whoever was at the close of business on a date, to be specified in the offer and to fall in the period of 28 days immediately before the date of the offer, the holder of shares of that description.

7 DISAPPLICATION OF PRE-EMPTION RIGHTS

7.1 Where the Directors are generally authorised for purposes of Bye-Law 5 they may be given power by a Special Resolution to allot Equity Securities pursuant to that authority as if:

7.1.1 Bye-Law 6 did not apply to the allotment; or

7.1.2 that Bye-Law 6 applied to the allotment with such modifications as the Directors may determine,

and where the Directors make an allotment under this Bye-Law 7, Bye-Law 6 shall have effect accordingly.

7.2 Where the Directors are authorised for purposes of Bye-Law 5 (whether generally or otherwise), the Company may by Special Resolution resolve either:

7.2.1 that Bye-Law 6 shall not apply to a specified allotment of Equity Securities to be made pursuant to that authority; or

7.2.2 that Bye-Law 6 shall apply to the allotment with such modifications as may be specified in the resolution,

and where such resolution is passed, Bye-Law 6 shall have effect accordingly.

7.3 The power conferred by Bye-Law 7.1 or a Special Resolution under Bye-Law 7.2 ceases to have effect when the authority to which it relates is revoked or would (if not renewed) expire; but if the authority is renewed, the power or (as the case may be) the resolution may also be renewed, for a period not longer than that for which the authority is renewed, by a Special Resolution.

7.4 Notwithstanding that any such power or resolution has expired, the Directors may allot Equity Securities in pursuance of an offer or agreement previously made by the Company, if the power or resolution enabled the Company to make an offer or agreement which would or might require Equity Securities to be allotted after it expired.

7.5 A Special Resolution under Bye-Law 7.2, or a Special Resolution to renew such a resolution, shall not be proposed unless it is recommended by the Directors and there has been circulated, with the notice of the meeting at which the resolution is proposed, to the Members entitled to have that notice a written statement by the Directors setting out:

7.5.1 their reasons for making the recommendation;

7.5.2 the amount to be paid to the Company in respect of the Equity Securities to be allotted; and

7.5.3 the Directors' justification of that amount.

8 **UNCERTIFICATED SHARES**

8.1 Notwithstanding any provisions of these Bye-Laws, the Directors shall, subject always to the Companies Acts and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-Laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form. Unless otherwise determined by the Directors and permitted by the Companies Acts and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

8.2 Subject always to the Companies Acts and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned:

8.2.1 conversion of a certificated share into an uncertificated share, and vice versa, may be made in such manner as the Directors may, in their absolute discretion, think fit;

8.2.2 the Company shall enter on the Register of Members how many shares are held by each Member in uncertificated form and in certificated form and shall maintain the Register of Members in each case to the extent required by the Companies Acts and any other applicable laws and regulations and any relevant system concerned and unless the Directors otherwise determine, holding of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings;

8.2.3 a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Bye-Laws or the Companies Acts or any other applicable law and regulation which applies only in respect of certificated or uncertificated shares; and

8.2.4 the Board shall, subject to the Companies Acts and any other applicable laws and regulations, be entitled at any time to require the conversion of any uncertificated share into certificated form.

8.3 The provisions of Bye-Law 9 shall not apply to uncertificated shares.

8.4 For the avoidance of any doubt, a Member holding uncertificated shares may, in accordance with any arrangements implemented by the Directors under Bye-Law 8.1 and subject to compliance with the Companies Acts and other applicable laws and regulations, require such uncertificated shares to be converted into certificated shares.

9 CERTIFICATES

9.1 No share certificates shall be issued by the Company unless, in respect of a class of shares, the Board has either for all or for some holders of such shares (who may be determined in such manner as the Board thinks fit) determined that the holder of such shares may be entitled to share certificates. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

9.2 If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

9.3 All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine, issued under the Seal. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that person had not ceased to hold such office.

9.4 Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Acts, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations.

9.5 If a Share Certficate is issued by the Company and for so long as it remains true it shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THIS SECURITY IS

ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER, VOTING AND OTHER MATTERS AS SET FORTH IN THE COMPANY'S BYE-LAWS, COPIES OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY.

10 DEPOSITARY INTERESTS

The Directors shall, subject always to the Companies Acts, any other applicable laws and regulations and the facilities and requirements of any relevant system concerned and these Bye-Laws, have power to implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depositary interests or similar interests, instruments or securities, and to the extent such arrangements are so implemented, no provision of these Bye-Laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares in the capital of the Company represented thereby. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements.

11 LIEN

11.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

11.2 The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

11.3 The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like

lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale, the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

11.4 Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any Shareholder or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Shareholder and whether in consequence of:

11.4.1 the death of such Shareholder;

11.4.2 the non-payment of any income tax or other tax by such Shareholder;

11.4.3 the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

11.4.4 any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

(a) the Company shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

(b) the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in any of the Company's registers as held either jointly or solely by such Shareholder for all monies paid or payable by the Company in respect of such shares or in respect of any dividends or other monies as aforesaid thereon or for or on account or in respect of such Shareholder under or in consequence of any such law together with interest at the rate of fifteen percent (15%) per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other monies payable as aforesaid any monies paid or payable by the Company as aforesaid together with interest as aforesaid;

(c) the Company may recover as a debt due from such Shareholder or his executor or administrator wherever constituted any monies paid by the Company under or in

consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other monies as aforesaid then due or payable by the Company; and

(d) the Company may, if any such money is paid or payable by it under any such law as aforesaid, refuse to register a transfer of any shares by any such Shareholder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid, or in case the same exceeds the amount of any such dividends or other monies as aforesaid then due or payable by the Company, until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of shares, nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Shareholder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

12 CALLS ON SHARES

12.1 The Board may from time to time make calls upon the Shareholders in respect of any monies unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

12.2 A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

12.3 The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

12.4 If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

12.5 Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the

relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

12.6 The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

13 **FORFEITURE OF SHARES**

13.1 If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

13.2 The notice shall name a further day (not being less than fourteen (14) days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

13.3 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

13.4 When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

13.5 A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

13.6 A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

13.7 An affidavit in writing that the deponent is a Director of the Company or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

14 REGISTER OF SHAREHOLDERS

14.1 The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct, in the manner prescribed by the Companies Acts. Subject to the provisions of the Companies Acts, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Acts.

14.2 The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Acts. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 5.12.

15 REGISTER OF DIRECTORS AND OFFICERS

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 9:00 a.m. and 5:00 p.m. in Bermuda on every working day.

16 TRANSFER OF SHARES

16.1 Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

16.2 The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share, provided that the refusal does not prevent dealings in the shares in the Company from taking place on an open and proper basis. The Board may also decline to register any transfer unless:

16.2.1 the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

16.2.2 the instrument of transfer is in respect of only one class of share;

16.2.3 the instrument of transfer is in favour of less than five persons jointly; and

16.2.4 it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.

Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law and Bye-Laws 16.1 and 16.3.

16.3 If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

16.4 A fee to be determined by the Board shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share, (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

17 TRANSMISSION OF SHARES

17.1 In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For

the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

17.2 Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

17.3 A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

17.4 Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 17.1, 17.2 and 17.3.

18 INCREASE OF CAPITAL

18.1 The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.

18.2 The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

18.3 The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

19 ALTERATION OF CAPITAL

19.1 The Company may from time to time by Resolution:

19.1.1 divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

19.1.2 consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

19.1.3 sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

19.1.4 make provision for the issue and allotment of shares which do not carry any voting rights;

19.1.5 cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

19.1.6 change the currency denomination of its share capital.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

19.2 Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.

20 REDUCTION OF CAPITAL

20.1 Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium account in any manner.

20.2 In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including, in the case of a reduction of part only of a class of shares, those shares to be affected.

21 GENERAL MEETINGS AND WRITTEN RESOLUTIONS

21.1 The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by shareholders pursuant to the provisions of the Companies Acts generally, and in particular but without limitation by Shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid up share capital of the Company as carries the right of voting at general meetings, convene general meetings other than Annual General Meetings, which shall be called Special General Meetings, at such time and place as the Board may appoint.

21.2 Except in the case of the removal of auditors and Directors, anything which may be done by resolution in general meeting may, without a meeting and without any previous notice being required, be done by Resolution in writing, signed by all of the Shareholders or their proxies, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such Shareholder, being all of the Shareholders of the Company who at the date of the Resolution in writing would be entitled to attend a meeting and vote on the Resolution. Such Resolution in writing may be signed in as many counterparts as may be necessary.

21.3 For the purposes of this Bye-Law, the date of the Resolution in writing is the date when the Resolution is signed by, or on behalf of, the last Shareholder to sign and any reference in any enactment to the date of passing of a Resolution is, in relation to a Resolution in writing made in accordance with this section, a reference to such date.

21.4 A Resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A Resolution in writing made in accordance with this Bye-Law 21 shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.

22 NOTICE OF GENERAL MEETINGS

22.1 An Annual General Meeting shall be called by not less than 21 clear days notice in writing and a Special General Meeting shall be called by not less than 21 clear days notice in writing. Any other general meeting shall be called by not less than 14 clear days notice in writing. The notice shall specify the place, day and time of the meeting, (including any satellite meeting place arranged for the purposes of Bye-Law 23) and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-Laws 45.1 and 45.2 to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are

not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

22.2 The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

22.3 A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

22.4 The Board may cancel or postpone a meeting of the Shareholders after it has been convened and notice of such cancellation or postponement shall be served in accordance with Bye-Law 45.1 upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with Bye-Law 22.1.

23 GENERAL MEETINGS AT MORE THAN ONE PLACE

23.1 The provisions of this Bye-Law shall apply if any general meeting is convened at or adjourned to more than one place.

23.2 The notice of any meeting or adjourned meeting shall specify the Specified Place and the Board shall make arrangements for simultaneous attendance and participation in a satellite meeting at other places (whether adjoining the Specified Place or in a different and separate place or places altogether or otherwise) by Shareholders. The Shareholders present at any such satellite meeting place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Shareholders attending at all the meeting places are able to:

23.2.1 communicate simultaneously and instantaneously with the persons present at the other meeting place or places, whether by use of microphones, loud-speakers, audio-visual or other communications equipment or facilities; and

23.2.2 have access to all documents which are required by the Companies Acts and these Bye-Laws to be made available at the meeting.

23.3 The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the Specified Place. If it appears to the chairman of the general meeting that the facilities at the Specified Place or any satellite meeting place are or become inadequate for the purposes referred to above, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid.

23.4 The Board may from time to time make such arrangements for the purpose of controlling the level of attendance at any such satellite meeting (whether involving the issue of tickets or the imposition of some means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a Shareholder who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places and the entitlement of any Shareholder so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

23.5 If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given in the manner required by Bye-Law 22.1.

24 PROCEEDINGS AT GENERAL MEETINGS

24.1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Shareholders present in person or by proxy and entitled to vote at such meeting shall be a quorum for all purposes; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

24.2 If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders present in person or by proxy and entitled to vote shall be a quorum, provided that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than 3 clear days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two Shareholders present in person or by proxy and entitled to vote shall be a quorum. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

24.3 A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. If it appears to the chairman of a general meeting that the Specified Place is inadequate to accommodate all persons entitled and wishing to attend, the meeting is

duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the Specified Place or elsewhere, to ensure that each such person who is unable to be accommodated at the Specified Place is able to communicate simultaneously and instantaneously with the persons present at the Specified Place, whether by the use of microphones, loud-speakers, audio-visual or other communications equipment or facilities.

24.4 Subject to the Companies Acts, a Resolution may be put to a vote at a general meeting of the Company or of any class of Shareholders only if:

24.4.1 it is proposed by or at the direction of the Board; or

24.4.2 it is proposed at the direction of the Court; or

24.4.3 it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or

24.4.4 the chairman of the meeting in his absolute discretion decides that the Resolution may properly be regarded as within the scope of the meeting.

24.5 No amendment may be made to a Resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended Resolution may properly be put to a vote at that meeting.

24.6 If the chairman of the meeting rules a Resolution or an amendment to a Resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the Resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a Resolution or an amendment to a Resolution shall be final and conclusive.

24.7 The Resident Representative, if any, upon the giving of the notice referred to in Bye-Law 22.1 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company.

24.8 The chairman (if any) of the Board or, in his absence, the president (if any) shall preside as chairman at every general meeting. If there is no such chairman or president, or if at any meeting neither the chairman nor the president is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if only one Director is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

24.9 The chairman of the meeting may, with the consent by Resolution of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place but no business shall be transacted

at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, at least 7 clear days' notice shall be given of the adjourned meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

25 VOTING

25.1 Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

25.2 Subject to Bye-Law 42.2 and to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person shall be entitled to one vote on any question to be decided on a show of hands and each Shareholder present in person or by proxy shall be entitled on a poll to one vote for each share held by him.

25.3 At any general meeting, a Resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

25.3.1 the chairman of the meeting; or

25.3.2 at least three (3) Shareholders present in person or represented by proxy; or

25.3.3 any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

25.3.4 a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

25.4 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other Shareholder entitled may demand a poll.

25.5 Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a Resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded for or against such Resolution.

25.6 If a poll is duly demanded, the result of the poll shall be deemed to be the Resolution of the meeting at which the poll is demanded.

25.7 A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time later in the meeting as the chairman shall direct and he may appoint scrutineers (who need not be Shareholders) and fix a time and place for declaring the result of the poll. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

25.8 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

25.9 On a poll, votes may be cast either personally or by proxy.

25.10 A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

25.11 In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the Resolution shall fail.

25.12 In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

25.13 A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, *curator bonis* or other person in the nature of a receiver, committee or *curator bonis* appointed by such Court and such receiver, committee, *curator bonis* or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

25.14 No Shareholder shall, unless the Board otherwise determines, be entitled to vote or be reckoned in a quorum at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

25.15 If:

25.15.1 any objection shall be raised to the qualification of any voter; or

25.15.2 any votes have been counted which ought not to have been counted or which might have been rejected; or

25.15.3 any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any Resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any Resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

25.16 25.16.1 The Voting Power of all Shares, including votes limited to a particular class or classes of shares, is hereby adjusted (and shall be automatically adjusted in the future) to the extent necessary so that no Designated Shareholder shall be 9.5% U.S. Shareholder. The Board shall implement the foregoing in the manner provided herein.

25.16.1

25.16.2 The Board shall from time to time, including prior to any time at which a vote of Shareholders is taken, take all reasonable steps, including those specified in Bye-Law 25.16.7, through communications with Shareholders or otherwise, necessary to ascertain whether there exists, or will exist at the time any vote of Shareholders is taken, a Tentative 9.5% U.S. Shareholder.

25.16.3 If a Tentative 9.5% U.S. Shareholder exists, the aggregate votes conferred by Shares held by a Shareholder and treated as Controlled Shares of that Tentative 9.5% U.S. Shareholder shall be reduced to the extent necessary such that the Controlled Shares of the Tentative 9.5% U.S. Shareholder will constitute less than 9.5% of the Aggregate Voting Power of all Shares eligible to vote on the matter in question. In applying the previous sentence, where Shares held by more than one Shareholder are treated as Controlled Shares of such Tentative 9.5% U.S. Shareholder, the reduction in votes shall apply to such Shareholders in descending order according to their respective Attribution Percentages, PROVIDED that, in the event of an equal Attribution Percentage, the reduction shall apply first to the Shareholder or Shareholders whose Shares are Controlled Shares of the Tentative 9.5% U.S. Shareholder by virtue of the

Tentative 9.5% U.S. Shareholder's economic interest in (as opposed to voting control with respect to) such Shares. The votes of Shareholders owning no Shares treated as Controlled Shares of any Tentative 9.5% U.S. Shareholder shall, in the aggregate, be increased by the same number of votes subject to reduction as described above. Such increase shall apply to all such Shareholders in proportion to the Voting Power of the Shares held by such Shareholders at that time; PROVIDED that all such increases shall be limited to the extent necessary to avoid causing any person who has given notice that he wishes this provision to apply to him to be a 9.5% U.S. Shareholder. The adjustments of Voting Power described in this Bye-Law shall apply repeatedly until there is no 9.5% U.S. Shareholder among those who have given notice that they wish this provision to apply to them. The Board may deviate from any of the principles described in this Bye-Law and determine that Shares held by a Shareholder shall carry different voting rights as it determines appropriate (a) to avoid the existence of any 9.5% U.S. Shareholder or (b) to the extent that the Board determines, in its sole discretion based upon a written opinion of counsel, that such deviation is necessary to avoid adverse tax or regulatory consequences to the Company, any Subsidiary of the Company, or any other Shareholder or its Associated Companies. For the avoidance of doubt, in applying the provisions of this Bye-Law 25.16, a Share may carry a fraction of a vote.

For example, if the Controlled Shares of the Tentative 9.5% Shareholder include Shares owned directly by such Tentative 9.5% Shareholder ("**Shareholder A**") as well as Shares owned by another Shareholder ("**Shareholder B**"), and 50% of the Shares owned by Shareholder B are treated as Controlled Shares of Shareholder A, then the Voting Power of the Shares owned directly by Shareholder A shall be subject to reduction pursuant to this Bye-Law 25.16.3 prior to the application of any such reduction in Voting Power to the Share of Shareholder B.

25.16.4 No reduction shall be made pursuant to this Bye-Law 25.16 of the right of any Shareholder to appoint a director pursuant to these Bye-Laws; however, this Bye-Law 25.16 may apply to reduce the Voting Power of Shares with respect to appointing and maintaining Directors subject to election by all the Shares.

25.16.5 Shares shall not carry any right to vote to the extent that the Board determines, in its sole discretion based upon a written opinion of counsel, that it is necessary that such Shares should not carry the right to vote in order to avoid adverse tax or regulatory consequences to the Company, any Subsidiary of the Company, or any other Shareholder or its Associated Companies, PROVIDED that no adjustment pursuant to this sentence shall cause any person to become a 9.5% U.S. Shareholder. This Bye-Law shall not apply to reduce the right of any person to appoint a Director pursuant to these Bye-Laws.

25.16.6 Prior to any date on which Shareholders shall vote on any matter, the Board shall: (a) retain the services of an internationally recognized accounting firm, law firm or organization with comparable professional capabilities in order to assist the Company in applying the principles of this Bye-Law 25.16, (b) obtain from such firm or organization a statement describing the information obtained and procedures followed and setting forth the determinations made with respect to this Bye-Law 25.16, and (c) notify each Designated Shareholder of the Voting Power conferred by such Designated Shareholder's Shares determined in accordance with this Bye-Law.

25.16.7 The Board shall have the authority to request from any Shareholder, and such Shareholder shall provide, such information as the Board may reasonably request for the purpose of determining whether Voting Power of any Shareholder's Shares is to be adjusted. If such Shareholder fails to respond to such a request within a reasonable time, or submits materially incomplete or inaccurate information in response to such a request, the Board may in its sole discretion determine that such Shareholder's Shares shall carry no voting rights in which case such shares shall not carry any voting rights until such time as such Shareholder has fully complied with the request for information and/or corrected any material inaccuracy or omission. Every Shareholder shall give notice to the Company within ten days following the date that such holder acquires actual knowledge that it is the owner of Controlled Shares of 9.5% or more of the Company. Notwithstanding the foregoing, no Shareholder shall be liable to any other Shareholder or the Company for any losses or damages resulting from such Shareholder's failure to respond to, or submission of incomplete or inaccurate information in response to, a request under this Bye-Law or from such Shareholder's failure to give notice under this Bye-Law.

26 PROXIES AND CORPORATE REPRESENTATIVES

26.1 A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some only of his shares at any general meeting (including an adjourned meeting). A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or executed by an officer, attorney or other person authorised to sign the same.

26.2 A Shareholder which is a corporation may, by written authorisation, appoint any person (or two or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

26.3 Any Shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation. For the purposes of service on the Company pursuant to this Bye-Law, the provisions of Bye-Law 45.1 as to service on Shareholders shall mutatis mutandis apply to service on the Company. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or Resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

26.4 Subject to Bye-Law 26.3, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a written Resolution, in any document sent therewith) not less than 48 hours or such other period as the Board may determine, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a written Resolution, prior to the effective date of the written Resolution and in default the instrument of proxy or authorisation shall not be treated as valid.

26.5 Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any written Resolution forms of instruments of proxy or authorisation for use at that meeting or in connection with that written Resolution. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a written Resolution or amendment of a Resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

26.6 A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any written Resolution at which the instrument of proxy or authorisation is used.

26.7 Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign written Resolutions.

27 APPOINTMENT AND REMOVAL OF DIRECTORS

27.1 The number of Directors shall be not less than eleven and not more than such number as the Board by Resolution may from time to time determine. Any one or more vacancies in the Board not filled at any general meeting shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time, subject to this Bye-Law 27, to appoint any individual to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the next following Annual General Meeting (and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting). If not reappointed at such Annual General Meeting, he shall vacate office at the conclusion thereof.

27.2 27.2.1 Until the later of the end of the third Annual General Meeting following Admission and the Annual General Meeting following the date upon which they cease to hold at least 10% of the issued and fully paid Common Shares, Catlin Private Investment Ltd, a Bermuda company and Capital Z Catlin Investment Ltd, a Bermuda company (collectively, together with any Affiliate to which such right shall be assigned in accordance with these Bye-Laws, **"Capital Z"**) shall have the right to appoint and maintain in office one Director (the **"Capital Z Director"**).

27.2.1

27.2.2 Until the later of the end of the third Annual General Meeting following Admission and the Annual General Meeting following the date upon which they cease to hold at least 10% of the issued and fully paid Common Shares, Cypress CMBP II (Cayman) Catlin Ltd, a Cayman Islands company, and Cypress CMBP II

Parallel (Cayman) Catlin Ltd, a Cayman Islands company (collectively, together with any Affiliate to which such right shall be assigned in accordance with these Bye-Laws, "**Cypress**") shall have the right to appoint and maintain in office one Director (the "**Cypress Director**").

27.2.3 Until the later of the end of the third Annual General Meeting following Admission and the Annual General Meeting following the date upon which they cease to hold at least 10% of the issued and fully paid Common Shares, J.P. Morgan Capital, L.P., a Delaware limited partnership, and J.P. Morgan Corsair II Capital Partners Bermuda Ltd, a Bermuda company (collectively, together with any Affiliate to which such right shall be assigned in accordance with these Bye-Laws, the "**J.P.M. Investor**") shall have the right to appoint and maintain in office one Director (the "**J.P.M. Investor Director**").

27.2.4 Until the later of the end of the third Annual General Meeting following Admission and the Annual General Meeting following the date upon which it ceases to hold at least 10% of the issued and fully paid Common Shares, Western General Insurance Ltd of Swan Building, 26 Victoria Street, Hamilton, Bermuda (together with any Affiliate to which such right shall be assigned in accordance with these Bye-Laws, "**Westgen**") shall have the right to appoint and maintain in office one Director (the "**Westgen Director**").

27.2.5 At the Annual General Meeting at which a named Shareholder shall cease to have the right to appoint and maintain in office one Director pursuant to Bye-Law 27.2.1 to 27.2.4 inclusive, the right to appoint a Director that is given herein to a named Shareholder shall revert to all the Common Shares as part of the regular three year cycle established under Bye-Law 27.3. The retiring Director may, but shall not be obliged to, submit himself for re-election at such Annual General Meeting but he shall not be taken into account in determining the directors who are to retire at such meeting but may subject to Bye-Law 27.6 stand for re-election. Each named Shareholder entitled to appoint a director under this Bye-Law 27 shall be entitled to assign such right to an Affiliate of such Shareholder. The shareholdings of such named Shareholder shall be taken together with those of any such assignee in determining whether the named Shareholder satisfies any share ownership threshold applicable to such appointment right.

27.2.6 These Bye-Laws shall not be amended to alter the right of any named Shareholder to appoint a Director without the consent of such Shareholder.

27.2.7 Any appointment under Bye-Law 27.2 shall be made at a general meeting of the Shareholders or by memorandum in writing signed on behalf of the appointing Shareholder(s) and shall take effect upon being delivered to the registered office of the Company or produced at a meeting of the Directors.

27.2.8 Notwithstanding any other provision of these Bye-Laws, and in each case only for so long as such person is entitled by name to appoint a Director, in no event shall

Capital Z (if it is a U.S. Person), Cypress (if it is a U.S. Person), the J.P.M. Investor or Charlesbank, be entitled to participate in the election of the Board, except for the Director that such Shareholder is entitled by name to appoint.

27.2.9 Each Shareholder entitled to appoint one or more Director under Bye-Law 27.2, shall have the right to remove any Director they have appointed, with or without cause, and shall appoint another Director in his place, in each case by giving notice in writing (signed by a director or the secretary or other authorised representative of the Shareholder lodging the notice in the case of a member which is a corporation) to the Secretary at the Registered Office or at a meeting of the Board.

27.3 27.3.1 At the first Annual General Meeting following Admission the director originally nominated by CB-Catlin, Inc., a Cayman Islands company (together with any Affiliates to which such person's rights under this Bye-Law 27 shall be assigned in accordance with these Bye-Laws, "**Charlesbank**") prior to the adoption of these Bye-Laws and one of the Directors originally nominated by Capital Z prior to the adoption of these Bye-Laws (as chosen by Capital Z) (or their respective replacements) shall retire from office and may, subject to Bye-Law 27.6, but shall not be obliged to, submit himself for re-election at such Annual General Meeting. Thereafter at every subsequent Annual General Meeting one third of the Directors other than the Directors appointed by named Shareholders under these Bye-Laws shall retire from office (or, if their number is not three or a multiple of three, the number below but nearest to one-third shall retire from office) but:

(a) if any Director (other than a Director appointed by a named Shareholder) has at the start of the Annual General Meeting been a Director for more than three years since the later of his last appointment or re-appointment and the date of the adoption of these Bye-Laws, he shall retire; and

(b) if there is only one Director who is subject to retirement by rotation, he shall retire.

27.3.1

27.3.2 Subject to these Bye-Laws, and unless any Director or Directors voluntarily retire, the Directors to retire by rotation shall be those who have been a Director (other than a Director appointed by named Shareholders) longest since their last appointment or re-appointment PROVIDED THAT in the case of Directors to retire at the Annual General Meetings to be held in 2005 and 2006 they shall be those individuals selected by the nomination committee of the Board from the pool of those Directors subject to retirement by rotation. Subject to the preceding proviso as between persons who became or were last re-appointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of

the notice convening the annual general meeting. No Director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the meeting.

27.3.3 Directors who by reason of the adoption of these Bye-Laws cease to be Directors nominated by named Shareholders under the previous bye-laws of the Company and who become subject to retirement by rotation shall on the adopting of these Bye-Laws be deemed to have been appointed as Director until the date upon which they are required to retire by rotation in accordance with these Bye-Laws.

27.4 Any Director retiring by rotation at an Annual General Meeting will be eligible for re-appointment and will retain office until the close of the meeting at which he retires or (if earlier) until a Resolution is passed at that meeting not to fill the vacancy or the Resolution to re-appoint him is put to a vote at the meeting and is lost.

27.5 If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a Resolution for the re-appointment of the Director is put to the meeting and lost.

27.6 No person other than a Director retiring by rotation shall be appointed a Director at any general meeting unless:

27.6.1 he is recommended by the Board; or

27.6.2 in the case of an Annual General Meeting, not less than 120 nor more than 150 days before the first anniversary of the date of the Company's notice to Shareholders in connection with the prior year's Annual General Meeting, a notice executed by a Shareholder (not being the person to be proposed) has been received by the Secretary of the Company of the intention to propose such person for appointment, setting forth as to each person whom the Shareholder proposes to nominate for election or re-election as a Director:

(a) the name, age, business address and residence address of such person;

(b) the principal occupation or employment of such person;

(c) the class, series and number of shares of the Company which are beneficially owned by such person;

(d) particulars which would, if he were so appointed, be required to be included in the Company's register of Directors and Officers; and

(e) all other information relating to such person that is required to be disclosed pursuant to the Rules and Regulations of the London Stock Exchange and the Listing Rules, together with notice executed by such

person of his willingness to serve as a Director if so elected; provided, however, that no Shareholder shall be entitled to propose any person to be appointed, elected or re-elected Director at any special general meeting.

27.7 Except as otherwise authorised by the Companies Acts or pursuant to Bye-Law 27.2, the appointment of any person proposed as a Director shall be effected by a separate Resolution.

27.8 All Directors, upon election or appointment, except upon re-election or re-appointment at an Annual General Meeting, must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty days of their appointment.

27.9 The provisions of section 93 of the Companies Act 1981 of Bermuda with respect to the removal of Directors by the Shareholders shall not apply to the Company.

27.10 27.10.1 With respect to any Subsidiary that is organized under the laws of a jurisdiction outside the United States of America (together, the "**Designated Companies**"):

(a) the board of directors of each such Designated Company shall consist of the persons who have been designated by the individuals who from time to time comprise the nomination committee of the Board acting in a personal capacity and not as a director of the Company until such time as the Shareholders of the Company may vote otherwise by Special Resolution establishing a different procedure to designate such directors, including designation by direct vote of Shareholders of the Company (the "**Designated Company Directors**"); and

(b) such committee may designate the persons to be removed as directors of such Designated Company (the "**Removed Company Directors**").

27.10.1

27.10.2 The organizational documents of each Subsidiary, to the extent possible, shall grant the Shareholders the ability to directly designate or remove directors in the manner provided in Bye-Law 27.10.1. To the extent that this is not possible, the Board shall cause all shares owned by the Company in each Designated Company to be voted:

(a) to elect the Designated Company Directors as the directors of such Designated Company and to remove the Removed Company Directors as directors of such Designated Company; and

(b) to ensure that the constitutional documents of such Designated Company require such Designated Company Directors to be elected and such Removed Company Directors to be removed as provided in this Bye-Law.

The Board and the Company shall ensure that the constitutional documents of each such Designated Company shall give effect to and implement this Bye-Law. The Company shall also enter into agreements with each such Designated Company and take such other actions as are necessary to give effect to and implement this Bye-Law.

28 RESIGNATION AND DISQUALIFICATION OF DIRECTORS

28.1 The office of a Director shall be vacated upon the happening of any of the following events:

28.1.1 if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

28.1.2 if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

28.1.3 if he becomes bankrupt under the laws of any country or compounds with his creditors;

28.1.4 if he is prohibited by law from being a Director;

28.1.5 if he ceases to be a Director by virtue of the Companies Acts or these Bye-Laws or is removed from office pursuant to these Bye-Laws;

28.1.6 if he shall for more than six consecutive months have been absent without permission of the Board from meetings of the Board held during that period and his Alternate Director (if any) shall not during such period have attended in his stead and the Board resolves that his office be vacated; or

28.1.7 if he is requested to resign in writing by not less than three quarters of the other Directors. In calculating the number of Directors who are required to make such a request to the Director, there shall be excluded any Alternate Director appointed by him acting in his capacity as such and the Director and any Alternate Director appointed by him and acting in his capacity as such shall constitute a single Director for this purpose.

28.1.8 if the Company shall pass a resolution of the Members at any general meeting convened and held in accordance with these Bye-Laws to remove a Director before the expiry of his period of office, notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 28 days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for such Director's removal. Section 93 of the Act shall not apply to the Company. A vacancy on the Board created by the

removal of a Director under the provisions of this Bye-Law 28.1.8 may be filled by the Members at the meeting at which such Director is removed and, in the absence of such election or appointment, the Board may fill the vacancy as a casual vacancy. A person appointed as a Director in place of a person removed under this Bye-Law 28.1.8 shall be treated for the purpose of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed as a Director. Any removal of a Director under this Bye-Law 28.1.8 shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company and nothing in this Bye-Law 28.1.8 shall have effect to deprive any person removed under it or any compensation or damages payable to him in respect of the termination of his appointment as a Director or of any appointment terminating with that as Director, or derogating from any power to remove a Director which may exist apart from this Bye-Law 28.1.8.

28.1.9 At the Annual General Meeting of the Company immediately succeeding the day of which he shall attain the age of 70 years provided that nothing shall preclude such Director from standing for re-election as a Director until the next Annual General Meeting of the Company at which, (and at each succeeding annual general meeting) he shall be required again to submit himself for re-election if he shall wish to remain in office.

29 ALTERNATE DIRECTORS

29.1 Any Director (other than an Alternate Director) may appoint any other Director, or any other person willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered Office, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director may also be removed by resolution of the Board. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

29.2 An Alternate Director shall cease to be an Alternate Director:

29.2.1 if his appointor ceases to be a Director; but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an Alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

29.2.2 on the happening of any event which, if he were a Director, would cause him to vacate his office as Director;

29.2.3 if he is removed from office pursuant to Bye-Law 29.1; or

29.2.4 if he resigns his office by notice to the Company.

29.3 An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.

29.4 Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director) but he shall count as only one for the purposes of determining whether a quorum is present. The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

30 DIRECTORS' INTERESTS

30.1 Provided he has disclosed to the Board the nature and extent of any direct or indirect interest of his as required by the Act a Director, notwithstanding his office:

30.1.1 may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

30.1.2 may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company and in that case on such terms as to remuneration and otherwise as the Board may decide either in addition to or instead of remuneration provided for by another Bye-Law;

30.1.3 may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

30.1.4 is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or

employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

30.2 The Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Act. Subject to the Act, and any further disclosure required thereby, a general notice to the Directors by a Director declaring that he is a director or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

30.3 A Director may not vote on or be counted in the quorum in relation to a resolution of the Board or of a committee of the Board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

30.3.1 the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company;

30.3.2 the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

30.3.3 a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

30.3.4 a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest (as that term is used in Bye-Law 53.1.2) in shares representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

30.3.5 a contract, arrangement, transaction or proposal for the benefit of the employees of the Company (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

30.3.6 a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of Directors or for the benefit of persons including Directors.

30.4 A Director may not vote on or be counted in the quorum in relation to a resolution of the Board or committee of the Board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each Director. In that case each of the Directors concerned (if not otherwise debarred from voting (under this Bye-Law or otherwise)) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

30.5 If a question arises at a meeting as to the materiality of a Director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a Director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the Director concerned is conclusive and binding on all concerned.

30.6 If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

30.7 For the purposes of this Bye-Law 30, the interest of a person who is Connected with a Director is treated as the interest of the Director and, in relation to an Alternate Director, the interest of his appointor is treated as the interest of the Alternate Director in addition to an interest which the Alternate Director otherwise has. This Bye-Law applies to an Alternate Director as if he were a Director.

30.8 References in this Bye-Law 30 to the "**Company**" shall, where the context admits, be read and construed as a reference also to any member of the Group.

30.9 Subject to the Act, the Members in general meeting may resolve to suspend or relax the provisions of this Bye-Law to any extent or ratify any contract, arrangement, transaction or proposal not properly authorised by reason of a contravention of this Bye-Law 30.

31 POWERS AND DUTIES OF THE BOARD

31.1 Subject to the provisions of the Companies Acts and these Bye-Laws the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

31.2 The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

31.3 All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

31.4 If and for so long as the Company shall not be subject to the City Code, the provisions of this Bye-Law shall apply subject to the Act and to applicable law, and to the Board being satisfied that the application of this Bye-Law is, in any particular case, in the best interests of the Company. In managing and conducting the business of the Company and in exercising or refraining from exercising any and all powers rights and privileges from time to time vested in it, the Board shall use its reasonable endeavours:

31.4.1 to apply and to have the Company abide by the General Principles mutatis mutandis as though the Company were subject to the City Code;

31.4.2 if any circumstances shall arise under which (had the Company been subject to the City Code) the Company would be an offeree or otherwise the subject of an approach or the subject of a third party's statement of firm intention to make an offer, to comply with and to procure that the Company complies with the provisions of the City Code applicable to an offeree company and the board of directors of an offeree company mutatis mutandis as though the Company were subject to the City Code; and

31.4.3 in the event that (and in any case for so long as) the Board recommends to Members of the Company or any class thereof any takeover offer made for any shares of the Company from time to time, to obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and execution of the relevant offer(s) mutatis mutandis as though the Company were subject to the City Code,

but recognising that the Panel will not have jurisdiction (if and for so long as such may be the case).

32 FEES, GRATUITIES AND PENSIONS

32.1 Subject as hereinafter set out the ordinary remuneration of the Directors for their services (excluding amounts payable under any other provision of these Bye-Laws) shall be determined by Board and each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. No Director shall vote or be counted in the quorum on any resolution concerning his own remuneration. Each Director and Alternate Director when acting instead of the Director that appointed him may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

32.2 Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

32.3 In addition to its powers under Bye-Laws 32.1 and 32.2 the Board may (by establishment of or maintenance of schemes or otherwise) provide additional benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

32.4 No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to this Bye-Law and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

33 DELEGATION OF THE BOARD'S POWERS

33.1 The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and

convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised under the Seal, execute any deed or instrument under the personal seal of such attorney, with the same effect as the affixation of the Seal.

33.2 The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of this Bye-Law 33.3, other individual any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

33.3 When required under the requirements from time to time of any stock exchange on which the shares of the Company are listed, the Board shall appoint an audit committee, a nomination committee and a compensation committee in accordance with the requirements of such stock exchange. The Board also may delegate any of its powers, authorities and discretions to any other committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of members of each committee shall be Directors. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Board. The meetings and proceedings of a committee with two or more members shall be governed by the Bye-Laws regulating the meetings and proceedings of the Board so far as applicable and not superseded by regulations imposed by the Board.

34 PROCEEDINGS OF THE BOARD

34.1 The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

34.2 Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier, email or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose and the provision of Bye-Law 45.2 shall apply to any notice so given as to deemed date of service of notice. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

34.3 The quorum necessary for the transaction of the business of the Board may be fixed by the Board by unanimous written resolution and, unless so fixed at any other number, shall be seven individuals. Any Director who ceases to be a Director at a meeting of the Board

may continue to be present and to act as a Director and, subject to Bye-Law 34.1, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

34.4 The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

34.5 So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

34.6 The chairman of the Board (or president of the Company) or, in his absence, any deputy chairman (or vice-president), shall preside as chairman at every meeting of the Board. If at any meeting the chairman or deputy chairman (or the president or vice-president) is not present within five minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

34.7 The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

34.8 A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by an Alternate Director, as provided for in Bye-Law 29.4 or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

34.9 A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting and any person so participating in a meeting shall be entitled to vote and count in any quorum. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.

34.10 All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the

appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

34.11 The Company may by resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.

34.12 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the provisions of Bye-Law 30) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

34.13 If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the interests of the chairman have not been fairly disclosed.

35 OFFICERS

35.1 The Officers of the Company must include either a president and a vice-president or a chairman and a deputy chairman, as the Board may determine, who must be Directors and shall be elected by the Board, subject to Bye-Law 34.1, as soon as possible after the statutory meeting and each Annual General Meeting. In addition, the Board may appoint any person whether or not he is a Director to hold such office as the Board may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.

35.2 Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A Director appointed to an executive office shall not ipso facto cease to be a Director if his appointment to such executive office terminates.

35.3 The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership or any such scheme or fund.

36 MINUTES

36.1 The Board shall cause minutes to be made and books kept for the purpose of recording:

36.1.1 all appointments of Officers made by the Board;

36.1.2 the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and

36.1.3 all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders.

36.2 Shareholders shall be entitled to see only the Register of Directors and Officers, the Register, the financial information provided for in Bye-Law 43.3 and the minutes of meetings of the Shareholders of the Company.

37 SECRETARY AND RESIDENT REPRESENTATIVE

37.1 The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

37.2 A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

38 THE SEAL

38.1 The Seal shall consist of a circular metal device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Company, and the country and year of registration in Bermuda type written across the centre thereof.

38.2 The Board may authorise the production of one or more duplicate seals.

38.3 The Board shall provide for the custody of every Seal. A Seal shall be used only by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by either two Directors, or by the Secretary and one Director, or by the Secretary or by one of the Directors and by any one person whether or not a Director or Officer, who has been authorised either generally or specifically to affirm the use of a Seal; provided that the Secretary or a Director may affix a Seal over his signature alone to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication.

39 DIVIDENDS AND OTHER PAYMENTS

39.1 The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the financial position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 41.1, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

39.2 Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

39.2.1 all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share; and

39.2.2 dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

39.3 The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any)

presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

39.4 No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

39.5 Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post or by courier addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

39.6 Any dividend or distribution out of contributed surplus unclaimed for a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

39.7 The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

40 RESERVES

The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also

without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

41 CAPITALISATION OF PROFITS

41.1 The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or to the credit of profit and loss account and appropriate the sum resolved to be capitalised either:

41.1.1 so that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other; or

41.1.2 to such holders of Common Shares who may, in relation to any dividend or dividends, validly accept an offer or offers on such terms and conditions as the Directors may determine (and subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with legal or practical problems in respect of overseas shareholders or in respect of shares represented by depository receipts) to receive new Common Shares, credited as fully paid up, in lieu of the whole or any part of any such dividend or dividends (any such offer being called a "**Scrip Dividend Offer**"); and the Directors shall apply such sum on their behalf in paying up in full at par unissued shares (in accordance with the terms, conditions and exclusions or other arrangements of the Scrip Dividend Offer) to be allotted credited as fully paid up to such holders respectively,

provided that for the purpose of this Bye-Law, a share premium account may be applied only in the paying up of unissued shares to be issued to such Shareholders credited as fully paid and provided further that any sum standing to the credit of a share premium account may be applied only in crediting as fully paid shares of the same class as that from which the relevant share premium was derived. The authority of the Company in general meeting, such authority not to end later than the fifth anniversary of the date at which the general meeting is held, shall be required before the Directors implement any Scrip Dividend Offer (which authority may extend to one or more offers).

41.2 Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to

any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

42 RECORD DATES

42.1 Notwithstanding any other provisions of these Bye-Laws, the Company may fix by Resolution, or the Board may fix, any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

42.2 In relation to any general meeting of the Company or of any class of Shareholder or to any adjourned meeting or any poll taken at a meeting or adjourned meeting of which notice is given, the Board may specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (a "**record date**") and, notwithstanding any provision in these Bye-Laws to the contrary, in such case:

42.2.1 each person entered in the Register at the record date as a Shareholder, or a Shareholder of the relevant class, (a "**record date holder**") shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in relation to that meeting in respect of the shares, or the shares of the relevant class, registered in his name at the record date;

42.2.2 as regards any shares, or shares of the relevant class, which are registered in the name of a record date holder at the record date but are not so registered at the meeting date ("**relevant shares**"), each holder of any relevant shares at the meeting date shall be deemed to have irrevocably appointed that record date holder as his proxy for the purpose of attending and voting in respect of those relevant shares at the relevant meeting (with power to appoint, or to authorise the appointment of, some other person as proxy), in such manner as the record date holder in his absolute discretion may determine; and

42.2.3 accordingly, except through his proxy pursuant to Bye-Law 44.2.2 above, a holder of relevant shares at the meeting date shall not be entitled to attend or to vote at the relevant meeting, or to exercise any of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in respect of the relevant shares at that meeting.

42.3 The entry of the name of a person in the Register as a record date holder shall be sufficient evidence of his appointment as proxy in respect of any relevant shares for the

purposes of this paragraph, but all the provisions of these Bye-Laws relating to the execution and deposit of an instrument appointing a proxy or any ancillary matter (including the Board's powers and discretions relevant to such matter) shall apply to any instrument appointing any person other than the record date holder as proxy in respect of any relevant shares.

43 ACCOUNTING RECORDS

43.1 The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Acts.

43.2 The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

43.3 A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

44 AUDIT

Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

45 SERVICE OF NOTICES AND OTHER DOCUMENTS

45.1 Any notice or other document (including a share certificate) may be served on or delivered to any Shareholder by the Company either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register or by sending it by courier to such registered address, or by sending it by email to an address supplied by such Shareholder for the purpose of the receipt of notices or documents in electronic form, or by delivering it to or leaving it at such address as appears in the Register for such Shareholder. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered forty-eight (48) hours after it was put in the post, and when

sent by courier, twenty-four (24) hours after sending, or, when sent by email, twelve (12) hours after sending and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, sent by courier or sent by email, as the case may be.

45.2 Any notice of a general meeting of the Company shall be deemed to be duly given to a Shareholder, or other person entitled to it, if it is sent to him by courier, cable, telex, telecopier, email or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Company for this purpose. Any such notice shall be deemed to have been served twenty-four (24) hours after its despatch when sent by courier, cable, telex or telecopier and twelve (12) hours after its despatch when sent by email.

45.3 Any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-Laws shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

45.4 If any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five (5) clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

46 DESTRUCTION OF DOCUMENTS

46.1 The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiry of six (6) years from the date of registration thereof and all dividends mandates or variations or cancellations thereof and notifications of change of address at any time after the expiry of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiry of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiry of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of

proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded.

46.2 It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

46.2.1 the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

46.2.2 nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye-Law; and

46.2.3 references herein to the destruction of any document include references to the disposal thereof in any manner.

47 UNTRACED SHAREHOLDERS

47.1 The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:

47.1.1 during a period of six (6) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;

47.1.2 on or after expiry of that period of six (6) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares;

47.1.3 during that period of six (6) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

47.1.4 if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company's intention to make such sale.

47.2 If during any six (6) year period referred to in paragraph 47.1 above, further shares have been issued as a result of a right attaching to those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law (other than the requirement that they be in issue for six (6) years) have been satisfied in regard to the further shares, the Company may sell the further shares also.

47.3 To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

47.4 The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

48 WINDING UP

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

49 INDEMNITY AND INSURANCE

49.1 Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable

foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

49.2 No Indemnified Person shall be liable to the Company for the acts, defaults or omission of any other Indemnified Person.

49.3 Every Indemnified Person shall be indemnified out of the funds of the Company against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties, in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

49.4 To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

49.5 Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

49.6 Subject to the Companies Acts, expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Bye-Laws 49.1 and 49.3 shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall ultimately be determined that the Indemnified Person is not entitled to be indemnified pursuant to Bye-Laws 49.1 and 49.3 PROVIDED THAT no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

49.6.1 by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed; or

49.6.2 in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or

49.6.3 by a majority vote of the Shareholders.

Each Shareholder of the Company, by virtue of its acquisition and continued holding of a share, shall be deemed to have acknowledged and agreed that the advances of funds may be made by the Company as aforesaid, and when made by the Company under this Bye-Law 49.6 are made to meet expenditures incurred for the purpose of enabling such Indemnified Person to properly perform his or her duties to the Company.

49.7 Without prejudice to the provisions of Bye-Laws 49.1 and 49.3, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers, employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

50 AMALGAMATION

50.1 Any Resolution proposed for consideration at any general meeting to approve the amalgamation of the Company with any other company, wherever incorporated, shall require the approval of:

50.1.1 the Board, by resolution adopted by a majority of Directors then in office; and

50.1.2 the Shareholders, by Resolution passed by a majority of votes cast at such meeting and the quorum for such meeting shall be that required in Bye-Law 24.1.

51 CONTINUATION

51.1 Subject to the Companies Acts, the Company may with the approval of:

51.1.1 the Board, by resolution adopted by a majority of Directors then in office; and

51.1.2 the Shareholders by Resolution passed by a majority of votes cast at the general meeting,

approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

52 ALTERATION OF BYE-LAWS

52.1 Subject to Bye-Law 27.2.6, these Bye-Laws may be revoked or amended only by the Board, which may from time to time revoke or amend them in any way by a resolution of the Board passed by a majority of the Directors then in office and eligible to vote on that resolution, but no such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by the Shareholders by Special Resolution.

53 DISCLOSURE OF INTERESTS IN SHARES AND COMPANY INVESTIGATIONS

53.1 For the purposes of Bye-Laws 54 and 55:

53.1.1 "**Relevant Share Capital**" means the Company's issued share capital of any class carrying rights to vote in all circumstances at general meetings of the Company; and for the avoidance of doubt (a) where the Company's share capital is divided into different classes of shares, references to Relevant Share Capital are to the issued share capital of each such class taken separately and (b) the temporary suspension of voting rights in respect of shares comprised in issued share capital of the Company of any such class does not affect the application of this Bye-Law in relation to interests in those or any other shares comprised in that class;

53.1.2 "**interest**" means, in relation to the Relevant Share Capital, any interest of any kind whatsoever in any shares comprised therein (disregarding any restraints or restrictions to which the exercise of any right attached to the interest in the share is, or may be, subject) and without limiting the meaning of "**interest**" a person shall be taken to have an interest in a share if:

(a) he enters into a contract for its purchase by him (whether for cash or other consideration); or

(b) not being the registered holder, he is entitled to exercise any right conferred by the holding of the share or is entitled to control the exercise or non-exercise of any such right; or

(c) he is a beneficiary of a trust where the property held on trust includes an interest in the share; or

(d) otherwise than by virtue of having an interest under a trust, he has a right to call for delivery of the share to himself or to his order; or

(e) otherwise than by virtue of having an interest under a trust, he has a right to acquire an interest in the share or is under an obligation to take an interest in the share; or

(f) he has a right to subscribe for the share,

whether in any case the contract, right or obligation is absolute or conditional, legally enforceable or not and evidenced in writing or not, and it shall be immaterial that a share in which a person has an interest is unidentifiable;

53.1.3 a person is taken to be interested in any shares in which his spouse or any infant child or step-child of his is interested; and "**infant**" means a person under the age of 18 years;

53.1.4 a person is taken to be interested in shares if a company is interested in them and:

(a) that body or its directors are accustomed to act in accordance with his directions or instructions; or

(b) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that company,

PROVIDED THAT (i) where a person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of a company and that company is entitled to exercise or control the exercise of any of the voting power at general meetings of another company (the "**effective voting power**") then, for purposes of paragraph 53.1.4(b) above, the effective voting power is taken as exercisable by that person and (ii) for purposes of this Bye-Law, a person is entitled to exercise or control the exercise of voting power if he has a right (whether subject to conditions or not) the exercise of which would make him so entitled or he is under an obligation (whether or not so subject) the fulfilment of which would make him so entitled; and

53.1.5 a transfer of shares is an "**excepted transfer**" if but only if:

(a) it is a transfer by way of, or in pursuance of, acceptance of a takeover offer for the Company meaning an offer to acquire all the shares, or all the shares of any class or classes, in the Company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares to which the offer relates or, where those shares include shares of different classes, in relation to all the shares of each class; or

(b) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is not Connected with a Member and with any other person appearing to be interested in the shares; or

(c) a transfer in consequence of a sale made through the London Stock Exchange or any stock exchange outside the United Kingdom on which the Company's shares of the same class as the default shares are normally traded.

53.2 The provisions of Bye-Laws 54 and 55 are in addition to any and separate from other rights or obligations arising at law or otherwise.

54 NOTIFICATION OF INTERESTS IN SHARES

54.1 Where a Member:

54.1.1 either:

(a) has acquired an interest in shares comprised in Relevant Share Capital or that any other person has acquired an interest in shares so comprised of which he is a registered holder, or

(b) ceases to be interested in shares comprised in Relevant Share Capital or knows that any other person has ceased to be interested in shares so comprised of which he is the registered holder (whether or not retaining an interest in other shares so comprised); or

54.1.2 either:

(a) becomes aware that he has acquired an interest in shares comprised in Relevant Share Capital or that any other person has acquired an interest in shares so comprised of which he is a registered holder, or

(b) becomes aware that he has ceased to be interested in shares comprised in Relevant Share Capital or that any other person has ceased to be interested in shares so comprised of which he is the registered holder; or

54.1.3 other than in circumstances set out in Bye-Law 54.1.1 or 54.1.2 either:

(a) is aware at the time when it occurs of any change of circumstances affecting facts relevant to the application of this Bye-Law to an existing interest of his in shares comprised in the Company's share capital of any description or an existing interest of any other person in shares so comprised of which he is the registered holder; or

(b) otherwise becomes aware of any such facts (whether or not arising from any such change of circumstances),

then (x) in the circumstances as set out Bye-Law 54.2, he shall become obliged to notify the Company of his interests (if any), in its shares and (y) in the circumstances as set out in Bye-Law 54.3, he shall become obliged, to the extent he is lawfully able to do so, to

notify the Company of the interests of any other person in such shares of which he is the registered holder. In the case of (y) only, to the extent a Member is not lawfully able to notify the Company of the interests of a person in shares of which he is the registered holder, such Member shall use his reasonable endeavours to procure that such person notifies his interests in such shares to the Company.

54.2 A Member shall notify the Company of his interests (if any) in Relevant Share Capital if:

54.2.1 he has a notifiable interest immediately after the relevant time, but did not have such an interest immediately before that time;

54.2.2 he had a notifiable interest immediately before the relevant time, but does not have such an interest immediately after it; or

54.2.3 he had a notifiable interest immediately before the relevant time, and has such an interest immediately after it, but the percentage levels of his interest immediately before and immediately after that time are not the same.

54.3 A Member shall, to the extent he is lawfully able to do so, notify the Company of the interests of any other person in the Relevant Share Capital of which he is the registered holder (or, to the extent he is not lawfully able to make such notification, shall use his reasonable endeavours to procure that such person makes notification of his interests to the Company) if:

54.3.1 such person has a notifiable interest immediately after the relevant time, but did not have such an interest immediately before that time; or

54.3.2 such person had a notifiable interest immediately before the relevant time, but does not have such an interest immediately after it; or

54.3.3 such person had a notifiable interest immediately before the relevant time, and has such an interest immediately after it, but the percentage levels of his interest immediately before and immediately after that time are not the same.

54.4 Subject to the next following sentence, "**percentage level**", in Bye-Laws 54.2.3 and 54.3.3, means the percentage figure found by expressing the aggregate nominal value of all the shares comprised in the Relevant Share Capital concerned in which the person has interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the nominal value of that Relevant Share Capital and rounding that figure down, if it is not a whole number, to the next whole number. Where the nominal value of the Relevant Share Capital is greater immediately after the relevant time than it was immediately before, the percentage level of the person's interest immediately before (as well as immediately after) that time is determined by reference to the larger amount.

54.5 For the purposes of Bye-Laws 54.2, 54.3 and 54.4:

54.5.1 "**relevant time**" means:

(a) in a case within Bye-Laws 54.1.1 or 54.1.3(a), the time of the relevant event or change of circumstances; and

(b) in a case within Bye-Laws 54.1.2 or 54.1.3(b), the time at which the person became aware of the facts in question; and

54.5.2 a person who is interested in shares comprised in Relevant Share Capital has a "**notifiable interest**" at any time when the aggregate nominal value of the shares in the Relevant Share Capital in which he has such interests is equal to or more than 3 per cent of the nominal value of that Relevant Share Capital.

54.6 Any notification required by to be made by a Member under Bye-Law 54.2 and any notification which a Member is lawfully able to make under Bye-Law 54.3 must be made in writing to the Company within the period of 2 days next following the day on which that obligation arises. To the extent a Member is not lawfully able to make a notification under Bye-Law 54.3, such Member shall use its reasonable endeavours to procure that the relevant person notifies his interests to the Company within such 2 day period or within such longer period as the Directors may allow.

54.7 The notification shall specify the share capital of the Company to which it relates, and must also:

54.7.1 state the number of shares comprised in that share capital in which the person making the notification knows he (or any other relevant person) had interests immediately after the time when the obligation arose; or

54.7.2 in a case where the person making the notification (or any other relevant person) no longer has a notifiable interest in shares comprised in that share capital, state that he (or that other person) no longer has that interest.

54.8 A notification (other than one stating that a person no longer has a notifiable interest) shall include the following particulars, so far as known to the person making the notification at the date when it is made:

54.8.1 the identity of each registered holder of shares to which the notification relates and the number of such shares held by each of them; and

54.8.2 the nature of the relevant interests in such shares.

54.9 A person who has an interest in shares comprised in Relevant Share Capital or knows or becomes aware that any other person has an interest in shares so comprised of which he is the registered holder, that interest being notifiable, shall notify (or, to the extent he is not lawfully able to make such notification, shall use his reasonable endeavours to procure that such other person shall notify) the Company in writing:

54.9.1 of any particulars in relation to those shares which are specified in Bye-Law 54.8; and

54.9.2 of any change in those particulars,

of which in either case he becomes aware at any time after any interest notification date and before the first occasion following that date on which he comes under any further obligation of disclosure with respect to his interest in shares comprised in that share capital. A notification required under this Bye-Law shall be made within the period of 2 days next following the day on which it arises. The reference to an "**interest notification date**", in relation to a person's interest in shares comprised in the Company's Relevant Share Capital, is to either (a) the date of any notification made or procured by him with respect to his or any other person's interest under this Bye-Law or (b) where he has failed to make, or procure the making of, a notification, the date on which the period allowed for making it came to an end.

54.10 A person who at any time has a notifiable interest in shares is to be regarded under Bye-Law 54.9 as continuing to have a notifiable interest in them unless and until the registered holder of the shares in question comes under obligation to make or use his reasonable endeavours to procure a notification stating that he (or any other relevant person) no longer has such an interest in those shares.

54.11 The interests referred to in section 209 of the United Kingdom Companies Act 1985 shall be disregarded for the purposes of this Bye-Law if, but only to the extent that, such interests would be disregarded for the purposes of sections 198 to 202 of that act were the Company a public company as defined therein incorporated in England and Wales. The Directors may (but shall not be obliged), upon the application of any person, declare that the requirements of this Bye-Law be disapplied in whole or in part and on such terms and conditions as they think fit with respect to a particular interest in the Relevant Share Capital held by any person or in respect of all such interests held by any particular person.

54.12 Where a person authorises another (the "**agent**") to acquire or dispose of, on his behalf, interests in shares comprised in the Relevant Share Capital, he shall secure that the agent notifies him immediately of acquisitions or disposals effected by the agent which will or may give rise to any obligation of disclosure imposed on him by this Bye-Law with respect to his interest in that share capital.

54.13 If it shall come to the notice of the Directors that any Member has not, within the requisite period, made or, as the case may be, procured the making of any notification required by this Bye-Law, the Company may (at the absolute discretion of the Directors) at any time thereafter by notice (a "**Restriction Notice**") to such Member direct that, in respect of the shares in relation to which the default has occurred (the "**Default Shares**" which expression shall include any further shares which are issued in respect of any Default Shares), the Member shall not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company, or to be reckoned in a quorum.

54.14 Where the Default Shares represent at least 0.25 per cent. (in nominal value) of the issued shares of the same class as the default shares, then the restriction notice may also direct that:

54.14.1 any dividend (or any part of a dividend) or other amount payable in respect of the Default Shares shall be withheld by the Company, which has no obligation to pay interests on it; and shall be payable (when the restriction notice ceases to have effect) to the person who would but for the restriction notice have been entitled to them; and/or

54.14.2 where an offer of the right to elect to receive shares of the Company instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by such Member in respect of such Default Shares shall not be effective; and/or

54.14.3 no transfer of any of the shares held by any such Member shall be recognised or registered by the Directors unless:

(a) the transfer is an excepted transfer; or

(b) the Member is not himself in default as regards supplying the requisite information required under this Bye-Law and, when presented for registration, the transfer is accompanied by a certificate by the Member in a form satisfactory to the Directors to the effect that after due and careful enquiry the Member is satisfied that none of the shares the subject of the transfer are Default Shares.

54.15 Upon the giving of a Restriction Notice its terms shall apply accordingly.

54.16 The Company shall send a copy of the restriction notice to each other person appearing to be interested in the shares the subject of such notice, but the failure or omission by the Company to do so shall not invalidate such notice.

54.17 Any Restriction Notice shall have effect in accordance with its terms until not more than seven days after the Directors are satisfied that the default in respect of which the Restriction Notice was issued no longer continues but shall cease to have effect in relation to any shares which are transferred by such Member. The Company may (at the absolute discretion of the Directors) at any time give notice to the Member cancelling, or suspending for a stated period the operation of, a Restriction Notice in whole or in part.

54.18 A person, other than the Member holding a share, shall be treated as appearing to be interested in that share if the Member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the Member, or pursuant to a notice under Bye-Law 55, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested.

55 POWER OF THE COMPANY TO INVESTIGATE INTERESTS IN SHARES

55.1 The Company may by notice in writing request any person whom the Company knows or has reasonable cause to believe to be or, at any time during the 3 years immediately preceding the date on which the notice is issued, to have been interested in shares comprised in the Relevant Share Capital:

55.1.1 to confirm that fact or (as the case may be) to indicate whether or not it is the case; and

55.1.2 where he holds or has during that time held an interest in shares so comprised, to give such further information as may be requested in accordance with Bye-Law 55.2.

55.2 A notice under Bye-Law 55.1 may request the person to whom it is addressed:

55.2.1 to give particulars of his own past or present interest in shares comprised in the Relevant Share Capital (held by him at any time during the 3 year period mentioned in Bye-Law 55.1);

55.2.2 where the interest is a present interest and any other interest in the shares subsists or, in any case, where another interest in the shares subsisted during that 3-year period at any time when his own interest subsisted, to give (so far as lies within his knowledge) such particulars with respect to that other interest as may be requested by the notice including the identity of persons interested in the shares in question; and

55.2.3 where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

55.3 A notice under Bye-Law 55.1 shall request any information given in response to the notice to be given in writing within such time as may be specified in the notice, being a period of not less than 14 days following service thereof.

55.4 This Bye-Law applies in relation to a person who has or previously had, or is or was entitled to acquire, a right to subscribe for shares in the Company which would on issue be comprised in Relevant Share Capital as it applies in relation to a person who is or was interested in shares so comprised; and references above in this section to an interest in shares so comprised and to shares so comprised are to be read accordingly in any such case as including respectively any such right and shares which would on issued be so comprised.

55.5 If any Member, or any other person appearing to the Directors to be interested in any shares in the capital of the Company held by such Member has been served with a request notice under Bye-Law 55 and has failed within the 14 day period prescribed therein to supply to the Company the information thereby requested, the Company may (at the

absolute discretion of the Directors) at any time thereafter by notice (a "**restriction notice**") to such Member direct that, in respect of the shares in relation to which the default has occurred (the "**default shares**" which expression shall include any further shares which are issued in respect of any default shares), the Member shall not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company or on a poll, or to be reckoned in a quorum.

55.6 Where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class, then the restriction notice may also direct that:

55.6.1 any dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interests on it; and shall be payable (when the restriction notice ceases to have effect) to the person who would but for the restriction notice have been entitled to them; and/or

55.6.2 where an offer of the right to elect to receive shares of the Company instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by such Member in respect of such default shares shall not be effective; and/or

55.6.3 no transfer of any of the shares held by any such Member shall be recognised or registered by the Directors unless:

(a) the transfer is an excepted transfer; or

(b) the Member is not himself in default as regards supplying the requisite information required under Bye-Law 55 and, when presented for registration, the transfer is accompanied by a certificate by the Member in a form satisfactory to the Directors to the effect that after due and careful enquiry the Member is satisfied that none of the shares the subject of the transfer are default shares.

55.7 Upon the giving of a restriction notice its terms shall apply accordingly.

55.8 Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a notice under Bye-Law 55.1 to another person, it shall at the same time send a copy of that notice to the Member, but the accidental omission to do so, or the non-receipt by the Member of the copy, does not invalidate or otherwise affect the application of Bye-Law 55.6.

55.9 The sanctions under Bye-Law 55.6 cease to apply seven days after the earlier of:

55.9.1 receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; or

55.9.2 receipt by the Company, in a form satisfactory to the Board, of all the information required by the notice under Bye-Law 55.1.

55.10 The Company may (at the absolute discretion of the Directors) at any time give notice to the Member cancelling, or suspending for a stated period the operation of, a restriction notice in whole or in part.

55.11 For the purposes of this Bye-Law 55:

55.11.1 a person, other than the Member holding a share, shall be treated as appearing to be interested in that share if the Member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the Member, or pursuant to a notice under Bye-Law 55.1, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested; or

55.11.2 reference to a person having failed to give the Company the information required by a notice under Bye-Law 55.1, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

56 TAKEOVER PROVISIONS

56.1 A person must not (other than solely as custodian or depositary (or nominee thereof) under any arrangements implemented and/or approved by the Directors under Bye-Law 10):

56.1.1 effect or purport to effect a Prohibited Acquisition (as defined in Bye-Law 56.4.2);

56.1.2 except as a result of a Permitted Acquisition (as defined in Bye-Law 56.4.1):

(a) whether by himself, or with persons determined by the Board to be acting in concert with him, acquire after the date that this Bye-Law shall come into effect (**"the Effective Date"**) shares of the Company which, taken together with shares held or acquired after the Effective Date by persons determined by the Board to be acting in concert with him, carry 30 per cent. or more of the voting rights attributable to Common Shares of the Company; or

(b) whilst he, together with persons determined by the Board to be acting in concert with him, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights attributable to Common Shares of the Company, acquire after the Effective Date, whether by himself or with persons determined by the Board to be acting in concert with him, additional

shares which, taken together with shares held by persons determined by the Board to be acting in concert with him, increases his voting rights attributable to Common Shares of the Company (each of (a) and (b) being a "**Limit**").

56.2 Where any person breaches any Limit, except as a result of a Permitted Acquisition, or becomes interested in any shares of the Company as a result of a Prohibited Acquisition, that person is in breach of these Bye-Laws.

56.3 The Board may do all or any of the following where it has reason to believe that any Limit is or may be breached or any Prohibited Acquisition has been or may be effected:

56.3.1 require any Member or person appearing or purporting to be interested in any shares of the Company to provide such information as the Board considers appropriate to determine any of the matters under this Bye-Law;

56.3.2 have regard to such public filings as it considers appropriate to determine any of the matters under this Bye-Law;

56.3.3 make such determinations under this Bye-Law as it thinks fit, either after calling for submissions from affected Members or other persons or without calling for such submissions;

56.3.4 determine that the voting rights attached to such number of shares held by such persons as the Board may determine are held, or in which such persons are or may be interested, in breach of these Bye-Laws ("**Excess Shares**") are from a particular time incapable of being exercised for a definite or indefinite period;

56.3.5 determine that some or all of the Excess Shares must be sold;

56.3.6 determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; or

56.3.7 take such other action as it thinks fit for the purposes of this Bye-Law including:-

(a) prescribing rules (not inconsistent with this Bye-Law);

(b) setting deadlines for the provision of information;

(c) drawing adverse inferences where information requested is not provided;

(d) making determinations or interim determinations;

(e) executing documents on behalf of a Member;

(f) converting any Excess Shares held in uncertificated form into certificated form, or vice versa or correcting any Excess Shares represented by

Depositary Interests issued in uncertificated form under Bye-Law 10 into shares in certificated form; and

(g) paying costs and expenses out of proceeds of sale; and

56.3.8 changing any decision or determination or rule previously made.

56.4 56.4.1 An acquisition is a **"Permitted Acquisition"** if:

(a) the Board consents to the acquisition (even if, in the absence of such consent, the acquisition would be a Prohibited Acquisition);

(b) the acquisition is made in circumstances in which the City Code, if it applied to the Company, would require an offer to be made as a consequence and such offer is made in accordance with Rule 9 of the City Code, as if it so applied;

(c) the acquisition arises from repayment of a stock-borrowing arrangement (on arm's length normal commercial terms); or

(d) a person breaches a limit only as a result of the circumstances referred to in Bye-Law 56.7.

56.4.1

56.4.2 An acquisition is a **"Prohibited Acquisition"** if:

(a) the Substantial Acquisition Rules; or

(b) Rules 4, 5, 6 or 8 of the City Code,

would in whole or part apply to the acquisition if the Company were subject to the City Code and the acquisition were made (or, if not yet made, would if and when made be) in breach of or otherwise would not comply with the Substantial Acquisition Rules or Rules 4, 5, 6 or 8 of the City Code.

56.5 The Board has full authority to determine the application of this Bye-Law 56, including as to the deemed application of the whole or any part of the City Code. Such authority shall include all discretion vested in the Panel as if the whole or any part of the City Code applied including, without limitation, the determination of conditions and consents, the consideration to be offered and any restrictions on the exercise of control. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director or by the chairman of any meeting acting in good faith under or pursuant to the provisions of this Bye-Law shall be final and conclusive; and anything done by, or on behalf of, or on the authority of, the Board or any Director acting in good faith pursuant to the provisions of this Bye-Law shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground

whatsoever. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Bye-Law.

56.6 Any one or more of the Directors may act as the attorney(s) of any Member in relation to the execution of documents and other actions to be taken for the sale of Excess Shares determined by the Board under this Bye-Law.

56.7 If as a consequence of the Company redeeming or purchasing its own shares, there is a resulting increase in the percentage of the voting rights attributable to the Common Shares held by a person or persons determined by the Board to be acting in concert and such an increase would constitute a breach of any Limit, such an increase shall be deemed a Permitted Acquisition.

56.8 This Bye-Law shall have effect only during such times as the City Code does not apply to the Company.

57 ELECTRONIC COMMUNICATIONS

57.1 A notice of general meeting or other document may, instead of being sent to the Member in any of the ways specified in Bye-Laws 34.10 to 34.13 inclusive and subject to the Act and to the extent permitted by law, be given to a Member by the Company by publishing the notice on a web site, provided that the following conditions are met:

57.1.1 the Member and the Company have agreed that notices of general meetings may be accessed by the Member on a web site instead of being sent to the Member in one of the ways specified in Bye-Laws 34.10 to 34.13 inclusive; and

57.1.2 the meeting (in the case of a notice of meeting) or other document (in any other case) is one to which that agreement applies; and

57.1.3 the Member is given a notification, in the manner agreed for the time being between the Member and the Company, containing the following information:

(a) the fact that the notice or document has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or special general meeting; and

57.1.4 in the case of a notice of meeting, such notice of meeting is published in accordance with Bye-Law 57.3; and

57.1.5 in the case of a document referred to in section 87 of the Act and in the case of a document comprising a summary financial statement referred to in section 87A of the Act, such document is published in accordance with Bye-Law 57.3.

57.2 A notice given under this Bye-Law is deemed to be given at the time of the notification under Bye-Law 57.1.3.

57.3 Where a notice of meeting or other document is required by Bye-Laws 57.1.4 or 57.1.5 to be published in accordance with this Bye-Law, it shall be treated as so published only if:

57.3.1 in the case of a notice of meeting, the notice is published on the website throughout the period beginning with the giving of the notification referred to in Bye-Law 57.2 and ending with the conclusion of the relevant meeting; and

57.3.2 in the case of a document referred to in Bye-Law 57.1.5, the document is published on the website throughout the period beginning at least 21 days before the date of the relevant meeting and ending with the conclusion of the meeting and the notification referred to in Bye-Law 57.1.3 is given not less than 21 days before the date of the meeting,

but so that nothing in this Bye-Law shall invalidate the proceedings of the meeting where the notice or other document is published for a part, but not all, of the period mentioned in Bye-Law 57.3.1 or, as the case may be, Bye-Law 57.3.2 and the failure to publish the notice or other document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

57.4 The Board may from time to time make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the giving of notices or other documents by electronic communication by or to the Company and otherwise for the purpose of implementing and/or supplementing the provisions of these Bye-Laws in relation to electronic communication; and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Bye-Law.

58 LLOYD'S

58.1 For the purposes of this Bye-Law 58:

"**Interest**" means in relation to the share capital of the Company any interest of any kind whatsoever in any shares comprised therein (disregarding any restraints or restrictions to which the exercise of any right attached to the interest in the share is, or may be, subject) and without limiting the meaning of "**Interest**" a person shall be taken to have an interest in a share if:

(a) he enters into a contract for its purchase by him (whether for cash or other consideration); or

(b) not being the registered holder, he is entitled to exercise any right conferred by the holding of the share or is entitled to control the exercise or non-exercise of any such right; or

(c) he is a beneficiary of a trust where the property held on trust includes an interest in the share; or

(d) otherwise than by virtue of having an interest under a trust, he has a right to call for the share; or

(e) otherwise than by virtue of having an interest under a trust, he has a right to acquire an interest in the share or is under an obligation to take an interest in the share; or

(f) he has a right to subscribe for the share,

whether in any case the contract, right or obligation is absolute or conditional, legally enforceable or not and evidenced in writing or not, and it shall be immaterial that a share in which a person has an interest is unidentifiable.

"Relevant Shares" means any and all shares comprised in the share capital of the Company in which any person holding a Prohibited Interest (as defined in Bye-Law 58.2 below) has, or appears to the Board to have, or who is deemed for the purposes of this Bye-Law to have, an interest;

"Required Disposal" means a disposal of such number of Relevant Shares (or interest therein) which would, if made, remedy the relevant breach or non compliance with section 10 and/or 11 of the Lloyd's Act 1982 (as the case may be).

58.2 No person shall have or acquire any Interest in any of the share or shares in the capital of the Company if the having or acquisition of any such Interest would give or has given rise to any breach of or non-compliance with any of the provisions of sections 10 and/or 11 of the United Kingdom Lloyd's Act 1982 and/or any bye-laws or regulations promulgated thereunder (a **"Prohibited Interest"**).

58.3 The Board may at any time (but shall not be obliged to) serve a notice upon any person (including without limitation any Member) requiring him to furnish such information as the Board may require for the purpose of determining whether such person, and/or any other person who has an Interest held by such person, has or may have acquired a Prohibited Interest. If to the knowledge of the Board, any person has a Prohibited Interest, the Board may give notice to all persons as referred to in this sub-paragraph who appear to the Board to have Interests in any Relevant Shares and, if different, to the registered holders of those shares. The notice shall set out the restrictions referred to in Bye-Law 58.7 below and shall call for a Required Disposal to be made within 21 days of

the giving of the notice to the holder or such longer period as the Board considers reasonable.

58.4 The Board may at any time, and from time to time, extend the period in which any notice served pursuant to Bye-Law 58.3 is required to be complied with (**"the relevant period"**) and may withdraw any such notice (whether before or after the expiry of the period referred to) in their absolute discretion and without being obliged to give any reason for so doing. After the giving of such notice, and save for the purpose of a Required Disposal, no transfer of any of the Relevant Shares in question may be registered until either the notice is withdrawn or a Required Disposal has been made and registered to the satisfaction of the Board.

58.5 If at the expiry of the relevant period a notice served under Bye-Law 58.3 has not been complied with in all respects to the satisfaction of the Board and has not been withdrawn the Board may, so far as it is able, make a Required Disposal and shall give written notice of such disposal to those persons on whom such notice was served. The manner, timing and terms of any such Required Disposal made or sought to be made by the Board (including but not limited to the price or prices at which the same is made) and the extent to which assurance is obtained that no such disposal will give rise to any other Prohibited Interest shall be such as the Board shall reasonably determine, based upon advice from bankers, brokers or other appropriate persons consulted by them for the purpose, as to be reasonably practicable having regard to all the circumstances, including but not limited to, the number of shares to be disposed of and the requirement that the disposal be made without delay, and the Board shall not be liable to any person for any of the consequences of reliance on such advice provided that the Required Disposal shall in any event be completed within 30 days of the expiry of the relevant period unless at that time dealings by the Board in the shares are not permitted either by law or by regulations of any stock exchange on which the Company's shares are listed in which event the Required Disposal shall be completed within 30 days after the expiry of such restriction. If on a Required Disposal being made by the Board, the Relevant Shares are held by more than one registered holder (treating joint holders of any Relevant Shares as a single holder), the Board shall cause as near as is practicable the same proportion of such registered holding, as is known to it, of such Relevant Shares to be sold.

58.6 Save as required by law, a registered holder of a share in the Company on whom a notice has been served under Bye-Law 58.3 shall not in respect of such share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the Board, to attend or vote at any general meeting of the Company or meeting of the holders of that class of share, or to exercise any other right conferred by membership in relation to any such meeting and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would otherwise have attached to such Relevant Shares shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The chairman of any such meeting as aforesaid shall be informed by the Board of any share becoming or being deemed to be a Relevant Share.

58.7 For the purpose of effecting any Required Disposal the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any registered holder and may enter the name(s) of the transferee(s) in respect of the transferred shares in the Register of Members notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee(s) and the title of the transferee(s) shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase monies, and shall be paid (without any interest being payable thereon and after deduction of any expenses incurred by the Board in the sale) to the former registered holder (or, in the case of joint holders, the first of them named in the Register of Members) upon surrender by him or on his behalf of any certificate in respect of the Relevant Shares sold and formerly held by him.

58.8 The Board shall not be obliged to serve any notice required under this Bye-Law to be served upon any person if they do not know either his identity or his address. The absence of service of such notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Bye-Law shall not prevent the implementation of or invalidate any procedure under this Bye-Law 58.

58.9 Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any of them or by the chairman of any meeting under or pursuant to the provisions of this Bye-Law (including without prejudice to the generality of the foregoing as to what constitutes reasonable enquiry or as to the manner, timing and terms of a Required Disposal made by the Board) shall be final and conclusive. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Bye-Law.

58.10 The provisions of Bye-Law 45 shall apply to the service upon a Member of any notice given pursuant to this Bye-Law 58. Any notice required or permitted by this Bye-Law 58 to be served upon a person who is not a Member shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or if more than one, at one of the addresses), if any, at which the Board believes him or her to be resident or carrying on business. The notice shall in such case be deemed to have been served on the day following that on which the envelope containing the same is posted, unless it is sent by second class post or there is only one class of post in which case it shall be deemed to have been served upon the day next but one after it was posted. Proof that the envelope was properly addressed, pre-paid and posted shall be conclusive evidence that the notice was served.

58.11 The rights and obligations created by this Bye-Law 58 in respect of interests in shares are in addition to and separate from any other rights and obligations arising at law or otherwise. This Bye-Law 58 shall apply notwithstanding any provisions in the Bye-Laws to the contrary.

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (the "**Agreement**"), dated July 4, 2002 (as amended by Amendment No. 1, dated June [...], 2003, with effect as of July 4, 2002) by and among Catlin Westgen Group Limited, a company incorporated and existing under the laws of Bermuda (the "**Company**"), the shareholders of the Company listed on Schedule A hereto (the "**Existing Shareholders**") and the New Investors (as defined below).

W I T N E S S E T H :

WHEREAS, pursuant to the Subscription Agreement, the New Investors and Westgen have agreed to acquire securities of the Company;

WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Subscription Agreement;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and in the Subscription Agreement the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. *Definitions*. (a) The following terms, as used herein, have the following meanings:

"**Business Day**" means a day on which banks are open for the transaction of normal banking business in London, New York City and Bermuda (excluding Saturdays, Sundays and public holidays).

"**Capital Z**" means Capital Z Catlin Private Investment, Ltd., a Bermuda company, and Capital Z Catlin Investment, Ltd., a Bermuda company, collectively.

"**Centre Partners**" means Centre III Catlin Holdings LLC, a Delaware limited liability company.

"**Charlesbank**" means CB-Catlin, Inc., a Cayman Islands company.

"**Company Securities**" means (i) the Ordinary Common Shares and the Preference Shares, (ii) securities convertible into or exchangeable for Ordinary Common Shares and/or Preference Shares, and (iii) options, warrants (including

the Warrants) or other rights to acquire Ordinary Common Shares, Preference Shares or any other equity or equity-linked security issued by the Company.

"**Conning**" means Conning Capital Partners VI, L.P., a Delaware limited partnership.

"**Corsair**" means J.P. Morgan Corsair II Capital Partners Bermuda Ltd., a Bermuda company.

"**Cypress**" means Cypress CMBP II and Cypress CMBP II Parallel, collectively.

"**Cypress CMBP II**" means CMBP II (Cayman) Catlin Ltd., a Cayman Islands company.

"**Cypress CMBP II Parallel**" means CMBP II Parallel (Cayman) Catlin Ltd., a Cayman Islands Company.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended.

"**Existing Shareholder Majority**" means Existing Shareholders holding in the aggregate 51% of the aggregate amount of Registrable Securities (measured on a fully-diluted basis) held by all Existing Shareholders as of the date of determination.

"**European Listing Authority**" means, with respect to an offering described in clause (ii) of the definition of Public Offering, the governmental or other relevant authorities that regulate the offering of securities in the jurisdiction in which such Public Offering is to be made.

"**European Stock Exchange**" means a "**designated offshore securities market**" (as defined in Rule 902(b) under the Securities Act) located in a state that is a European Community member.

"**First Public Offering**" means the first Public Offering effected by the Company after the date hereof.

"**IPO Reference Book Value**" means (i) the book value set forth in the Company's balance sheet prepared in accordance with United States generally accepted accounting principles ("**US GAAP**") for the last fiscal quarter prior to the fiscal quarter in which the Company intends to effect its First Public Offering, *minus* (ii) any intangible amounts on the Company's balance sheet as of the date such IPO Reference Book Value is computed.

"**JPMC**" means J.P. Morgan Capital, L.P., a Delaware limited partnership.

"**JPM Investor**" means Corsair and JPMC, collectively.

"**Listing Rules**" means, with respect to a European Stock Exchange, the listing rules of such European Stock Exchange or the relevant government or other authority in the jurisdiction of the European Stock Exchange, as amended from time to time, and any successor rules as may replace them from time to time.

"**Minimum IPO Valuation**" means the lesser of (i) 85% of the IPO Reference Book Value or (ii) $1.00 per Ordinary Common Share (on an as-if converted basis); *provided* that if subsequent to the date hereof there is any reclassification, share split or other similar transaction with respect to the Company's share capital, then such per Ordinary Common Share price shall be adjusted equitably to reflect such event.

"**New Bye-laws**" means the new bye-laws of the Company adopted by resolution passed on the date hereof, as amended in accordance with their terms.

"**New Investors**" means the Sponsor Investors and the Other Investors.

"**Other Investors**" means Centre Partners, Charlesbank and Conning.

"**Person**" means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"**Public Offering**" means (i) an underwritten public offering of Registrable Securities of the Company pursuant to an effective registration statement under the Securities Act, other than pursuant to a registration statement on Form F-4 or Form F-8 or any similar or successor form or (ii) a public offering of Registrable Securities of the Company that is exempt from the registration requirements of the Securities Act pursuant to Rule 144A or Regulation S that has the effect of listing such Registrable Securities on the London Stock Exchange or another European Stock Exchange satisfactory to each of the JPM Investor, Capital Z and Cypress pursuant to the Regulations or the Listing Rules of the relevant European Listing Authority.

"**Qualified Public Offering**" means a firm commitment underwritten First Public Offering of any class of equity securities of the Company managed by an internationally recognized investment bank that shall realize at least $100,000,000 in gross proceeds (including gross proceeds received by the Company upon exercise of any over-allotment option by the underwriters).

"**Registering Shareholder**" means any Shareholder requesting to register Registrable Securities pursuant to Section 2.01 or 2.02.

"Registrable Securities" means, at any time, any Ordinary Common Shares, including Ordinary Common Shares issuable upon (a) conversion of Preference Shares, (b) exercise of Warrants, (c) conversion, exercise or exchange of other securities of the Company acquired after the date hereof, and (d) any securities issued or issuable in respect of such Ordinary Common Shares by way of conversion, exchange, stock dividend, bonus issue, share subdivision or consolidation, split or combination, recapitalization, amalgamation, merger, consolidation, other reorganization or otherwise; *provided*, that such Ordinary Common Shares shall cease to be Registrable Securities (i) when a registration statement covering such Ordinary Common Shares has been declared effective by the SEC pursuant to the Securities Act and such Ordinary Common Shares have been disposed of pursuant to such effective registration statement, (ii) when such Ordinary Common Shares have been sold to the public pursuant to Rule 144(k) (or any successor provision) under the Securities Act (or any similar provisions then in force, but not Rule 144A), (iii) upon completion of a transaction described in clause (ii) of the definition of Public Offering or (iv) such Ordinary Common Shares have ceased to be outstanding; *provided further* that under no circumstances shall Series Z Common Shares be Registrable Shares.

"Registration Expenses" means any and all expenses incident to the performance of or compliance with any registration or marketing of securities, including all (i) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (ii) fees and expenses of compliance with any securities or **"blue sky"** laws (including reasonable fees and disbursements of counsel in connection with **"blue sky"** qualifications of the securities registered), (iii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto, (iv) security engraving and printing expenses, (v) internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (vi) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any comfort letters requested pursuant to Section 2.04(i)), (vii) reasonable fees and expenses of any special experts retained by the Company in connection with such registration, (viii) reasonable fees, out-of-pocket costs and expenses of the Shareholders, including one counsel for all of the Shareholders participating in the offering selected by the New Investors holding the majority of the Registrable Securities to be sold for the account of all New Investors in the offering, (ix) fees and expenses in connection with any review by the NASD of the underwriting arrangements or other terms of the offering, and all fees and expenses of any **"qualified independent underwriter,"** including the

fees and expenses of any counsel thereto, (x) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xi) costs of printing and producing any agreements among underwriters, underwriting agreements, any **"blue sky"** or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities, (xii) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) expenses relating to any analyst or investor presentations or any **"road shows"** undertaken in connection with the registration, marketing or selling of the Registrable Securities, (xiv) fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xv) all out-of pocket costs and expenses incurred by the Company or its appropriate officers in connection with their compliance with Section 2.04(n).

"Regulation S" means Regulation S (or any successor provisions) under the Securities Act.

"Regulations" means, with respect to a European Listing Authority, the rules and regulations, as amended from time to time, of such European Listing Authority and any successor rules or regulations as may replace them from time to time.

"Rule 144" means Rule 144 (or any successor provisions) under the Securities Act.

"Rule 144A" means Rule 144A (or any successor provisions) under the Securities Act.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Shareholder" means each Person (other than the Company) who shall be a party to or bound by this Agreement, whether in connection with the execution and delivery hereof as of the date hereof, pursuant to Section 3.01 or otherwise, so long as such Person shall **"beneficially own"** (as such term is defined in Rule 13d-3 of the Exchange Act) any Company Securities.

"Shelf Registration" means a registration effected pursuant to Section 2.01(e)(i).

"Shelf Registration Statement" shall mean a **"shelf"** registration statement of the Company pursuant to the provisions of Section 2.01(b) of this

Agreement which covers all of the Registrable Securities held by the New Investors (but no other securities unless approved by the New Investors holding a majority of the Registrable Securities covered by such Shelf Registration Statement) on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**Specified Shareholder**" means (i) with respect to each Public Offering, each of Westgen and each New Investor; and (ii) with respect to any Public Offering, each Existing Shareholder (except Westgen), *provided* that each Existing Shareholder (except Westgen) shall be a Specified Shareholder only with respect to (A) ten percent (10%) of such Existing Shareholder's Registrable Securities (measured on a fully-diluted basis) in the case of the first underwritten Public Offering subsequent to a Qualified Public Offering and (B) twenty percent (20%) of such Existing Shareholder's Registrable Securities (measured on a fully-diluted basis) in the case of the second underwritten Public Offering subsequent to a Qualified Public Offering.

"**Sponsor Investors**" means Capital Z, Cypress and the JPM Investor.

"**Subscription Agreement**" means the Subscription Agreement made on July 4, 2002 between the Company, the Existing Shareholders, the New Investors and the Parent Parties (each as defined therein), as amended in accordance with its terms.

"**Transfer**" means, with respect to any Company Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, charge, encumber, hypothecate or otherwise transfer such Company Securities or any participation or interest therein, whether directly or indirectly, or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, charge, encumbrance, hypothecation, or other transfer of such Company Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing.

"**Warrant Shares**" means Ordinary Common Shares issuable by the Company upon exchange or exercise of the Warrants.

"**Westgen**" means Western General Insurance Ltd., a company incorporated under the laws of Bermuda, whose registered office is at Swan Building, 26 Victoria Street, Hamilton HM JX, Bermuda.

(b) Capitalized terms used but not defined herein shall have the meanings specified in the New Bye-laws.

(c) The following definitional provisions shall apply to this Agreement:

(i) The words "hereof", "herein", and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(ii) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(iii) References to "Dollars" and "$" are to United States Dollars.

(iv) References herein to a specific Article, Section, Subsection, Exhibit or Schedule shall refer, respectively, to Articles, Sections, Subsections, Exhibits or Schedules of this Agreement, unless the express context otherwise requires. References to a specific Bye-law shall refer to such provision of the New Bye-laws.

(v) Wherever the word "include," "includes," or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation."

(d) Each of the following terms is defined in the Section set forth opposite such term:

Term	**Section**
Agreement	Preamble
Company	Preamble
Damages	2.05
Demand Registration	2.01(a)
Existing Shareholders	Preamble
Indemnified Party	2.07
Indemnifying Party	2.07
Inspectors	2.04(h)
Lock-Up Period	2.03
Maximum Offering Size	2.01(e)
Piggyback Registration	2.02(a)
Records	2.04(h)
Requesting Shareholder	2.01(a)
Shareholder	3.01(b)

ARTICLE 2
REGISTRATION RIGHTS

Section 2.01. *Demand Registration.*

(a) If (i) at any time following the earlier of (x) two years after the date hereof or (y) six months following a Qualified Public Offering, the Company shall receive a request from any Sponsor Investor, or (ii) if at any time following a Qualified Public Offering the Company shall receive a request from an Existing Shareholder Majority, (such requesting Sponsor Investor or Existing Shareholder Majority, as the case may be, the **"Requesting Shareholder"**) that the Company effect the registration under the Securities Act of all or any portion of such Requesting Shareholder's Registrable Securities, and specifying the intended method of disposition thereof, then the Company shall promptly give notice of such requested registration (each such request shall be referred to herein as a **"Demand Registration"**) at least 30 Business Days prior to the anticipated filing date of the registration statement relating to such Demand Registration to the other Shareholders and thereupon shall use its best efforts to effect, as expeditiously as possible, the registration under the Securities Act of:

(1) all Registrable Securities for which the Requesting Shareholders have requested registration under this Section 2.01, and

(2) subject to the restrictions set forth in Sections 2.01(e) and 2.02, all other Registrable Securities of the same class or series as those requested to be registered by the Requesting Shareholders that any Specified Shareholders with rights to request registration under Section 2.02 have requested the Company to register by request received by the Company within 15 Business Days after such Shareholders receive the Company's notice of the Demand Registration,

all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered; *provided* that, subject to Section 2.01(d), the Company shall not be obligated to effect (A) more than two Demand Registrations at the request of each Sponsor Investor, other than Demand Registrations requested by New Investors holding in the aggregate 51% of the aggregate amount of Registrable Securities (measured on a fully-diluted basis) then held by all Sponsor Investors and to be effected pursuant to a Registration Statement on Form F-3 (or any successor thereto), of which three additional Demand Registrations shall be permitted and (B) more than one Demand Registration at the request of an Existing Shareholders Majority; *provided further* that the Company shall not be obligated to effect a

Demand Registration at the request of an New Investor prior to the Company's First Public Offering unless (C) such Demand Registration will result in a Qualified Public Offering and (D) if such Demand Registration would result in a Public Offering with a minimum per share price that does not reflect a post-money valuation equal to at least the Minimum IPO Valuation, such Demand Registration shall have been consented to as provided by Bye-law 85(e)'.

(b) Promptly after the expiration of the 15-Business Day period referred to in Section 2.01(a)(ii)(2), the Company will notify all Registering Shareholders of the identities of the other Registering Shareholders and the number of shares of Registrable Securities requested to be included therein. At any time prior to the effective date of the registration statement relating to such registration, any Requesting Shareholder may revoke such request, without liability to any of the other Registering Shareholders, by providing a notice to the Company revoking such request.

(c) The Company shall be liable for and pay all Registration Expenses in connection with any Demand Registration or Shelf Registration, regardless of whether such registration is effected.

(d) A Demand Registration shall not be deemed to have occurred:

(i) unless the registration statement relating thereto (A) has become effective under the Securities Act and (B) has remained effective for a period of at least 180 days (or such shorter period in which all Registrable Securities of the Registering Shareholders included in such registration have actually been sold thereunder), *provided* that such registration statement shall not be considered a Demand Registration if, after such registration statement becomes effective, (1) such registration statement is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court and (2) less than 75% of the Registrable Securities included in such registration statement have been sold thereunder; or

(ii) if the Maximum Offering Size is reduced in accordance with Section 2.01(e) such that less than 66⅔% of the Registrable Securities of the Requesting Shareholders sought to be included in such registration are included.

(e) If a Demand Registration involves an underwritten Public Offering and the managing underwriter advises the Company and the Requesting Shareholders that, in its view, the number of shares of Registrable Securities requested to be included in such registration (including Registrable Securities to be included pursuant to Section 2.02 and any securities that the Company proposes to be included that are not Registrable Securities) exceeds the largest

number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold (the "**Maximum Offering Size**"), the Company shall include in such registration, in the priority listed below, up to the Maximum Offering Size:

(i) first, all Registrable Securities requested to be registered by the Registering Shareholders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Registering Shareholders on the basis of the relative number of Registrable Securities so requested to be included in such registration by each such Registering Shareholder); and

(ii) second, any securities proposed to be registered by the Company.

If any Shareholder has proposed to distribute Registrable Securities through an underwriting and is prevented from doing so on account of marketing factors as described in this Section 2.01(e), it may, if permitted by the managing underwriter, elect to include its Registrable Securities in the registration and not to participate in the underwriting.

(f) At any time following the consummation of the First Public Offering, upon the request of the New Investors holding in the aggregate a majority of the Registrable Securities (measured on a fully-diluted basis) then held by all New Investors, the Company shall use its best efforts to cause to be filed as soon as practicable a Shelf Registration Statement, and to have such Shelf Registration Statement declared effective by the SEC, such Shelf Registration Statement to provide for the sale by the New Investors of all of the Registrable Securities held by the New Investors, including sales pursuant to the following methods: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) exchange distributions in accordance with the rules of the applicable exchange; (v) privately negotiated transactions; (vi) underwritten public offerings; (vii) agreements by broker-dealers with New Investors to sell a specified number of Registrable Securities at a stipulated price per share; (viii) a combination of any such methods of sale; and (ix) any other method permitted pursuant to applicable law. The Company agrees to use its best efforts to keep the Shelf Registration Statement continuously effective until the expiration of the period referred to in Rule 144(k) with respect to the Registrable Securities or such shorter period that will terminate when all of the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Company further agrees to supplement or amend the Shelf Registration Statement if

required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or by any other rules and regulations thereunder for shelf registration or if reasonably requested by an New Investor with respect to information relating to such New Investor, and to use its best efforts to cause any such amendment to become effective and such Shelf Registration Statement to become usable as soon as thereafter practicable. The Company agrees to furnish to the New Investors whose Registrable Securities are covered by the Shelf Registration Statement copies of any such supplement or amendment promptly after its being used or filed with the SEC.

Section 2.02. *Piggyback Registration.*

(a) If the Company proposes to register any Company Securities under the Securities Act or make a Public Offering of Company Securities pursuant to the applicable Regulations and Listing Rules (in each case, excluding offerings relating solely to Ordinary Common Shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan of the Company or in connection with a direct or indirect acquisition by the Company of another Person), whether or not for sale for its own account, the Company shall each such time give prompt notice at least 30 Business Days prior to the anticipated filing date of the registration statement relating to such registration or the anticipated date of such Public Offering, as the case may be, to each Specified Shareholder, which notice shall set forth such Specified Shareholder's rights under this Section 2.02 and, subject to the provisions of Section 2.02(b), it shall offer such Specified Shareholder the opportunity to include in such registration statement or Public Offering, as the case may be, the number of Registrable Securities of the same class or series as those proposed to be registered as each such Specified Shareholder may request (a "**Piggyback Registration**"). Upon the request of any such Specified Shareholder made within 15 Business Days after the receipt of notice from the Company (which request shall specify the number of Registrable Securities intended to be registered or included in such Public Offering by such Specified Shareholder), the Company shall use its best efforts to effect the registration under the Securities Act of, or to offer in such Public Offering pursuant to the Regulations and Listing Rules, as the case may be, all Registrable Securities that the Company has been so requested to register or offer by all such Specified Shareholders, *provided* that (i) if such registration or Public Offering involves an underwritten offering, all such Specified Shareholders requesting to be included in the Company's registration or such Public Offering must sell their Registrable Securities to the underwriters selected as provided in Section 2.04(g) on the same terms and conditions as apply to the Company or the Requesting Shareholders, as applicable, and (ii) if, at any time after giving notice pursuant to this Section 2.02 of its intention to register any Company Securities or to make a Public Offering of Company Securities pursuant to applicable Regulations and Listing Rules and prior to the effective date of the registration

statement filed in connection with such registration or the date of the closing of such Public Offering, the Company shall determine for any reason not to register or offer such securities, the Company shall give notice to all such Specified Shareholders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration or Public Offering or to offer such Registrable Securities pursuant to this Section 2.02. No registration or Public Offering effected under this Section 2.02 shall relieve the Company of its obligations to effect a Demand Registration to the extent required by Section 2.01. The Company shall pay all Registration Expenses in connection with each Piggyback Registration.

(b) If a Piggyback Registration involves an underwritten Public Offering (other than any Demand Registration, in which case the provisions with respect to priority of inclusion in such offering set forth in Section 2.01(e) shall apply) and the managing underwriter advises the Company that, in its view, the number of Company Securities that the Company and such Specified Shareholders intend to include in such registration and/or offering exceeds the Maximum Offering Size, the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:

(i) first, any securities proposed to be registered by the Company, and

(ii) second, all Registrable Securities requested to be included in such registration by any Specified Shareholder pursuant to Section 2.02(a) (reduced, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Specified Shareholders on the basis of the relative number of shares of Registrable Securities so requested to be included in such registration and/or offering by each such Specified Shareholder).

If any Shareholder has proposed to distribute Registrable Securities through an underwriting and is prevented from doing so on account of marketing factors as described in this Section 2.02(b), it may, if permitted by the managing underwriter, elect to include its Registrable Securities in the registration and not to participate in the underwriting.

Section 2.03. *Lock-Up Agreements.* If any registration of Registrable Securities, or any registration of securities being sold by the Company, shall be effected in connection with a Public Offering, neither the Company nor any Shareholder shall effect any public sale or distribution, including any sale pursuant to Rule 144, of any Company Securities or other security of the Company (except as part of such Public Offering) during the period beginning 14 days prior to the effective date of the applicable registration statement until the earlier of (i) such time as the Company and the lead managing underwriter shall

agree and (ii) 180 days following the closing of a First Public Offering or 90 days following the closing of a subsequent Public Offering (each such period, the "**Lock-Up Period**" for the applicable registration statement). If the registration relates to an underwritten Public Offering, at the request of the managing underwriter, each Shareholder (or such of them as the managing underwriter specifies) will execute a document acknowledging the Shareholder's agreement in this Section.

Section 2.04. *Registration Procedures*. Whenever Shareholders request that any Registrable Securities be registered or included in a Public Offering pursuant to Section 2.01 or 2.02, subject to the provisions of such Sections, the Company shall use its best efforts to effect the registration of such Registrable Securities or, except as provided in this Agreement, the Public Offering of such Registrable Securities pursuant to applicable Regulations and Listing Rules in accordance with the intended method of disposition thereof as quickly as practicable, and, in connection with any such request:

(a) The Company shall, if applicable, as expeditiously as possible prepare and file with the SEC a registration statement on any form for which the Company then qualifies or that counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its best efforts to cause such filed registration statement to become and remain effective (i) in the case of a registration statement other than a shelf registration statement, for a period of not less than 180 days (or such shorter period in which all of the Registrable Securities of the Registering Shareholders included in such registration statement shall have actually been sold thereunder), (ii) in the case of a shelf registration statement, one year (or such shorter period in which all of the Registrable Securities of the Registering Shareholders included in such registration statement shall have actually been sold thereunder) or (iii) in the case of a registration pursuant to Section 2.01(f), for the period set forth therein.

(b) The Company shall, if applicable, prepare and file with the applicable European Listing Authority or Registrar of Companies, as appropriate, listing particulars, a prospectus or the equivalent, as appropriate, with respect to such Registrable Securities and use its reasonable best efforts to cause the relevant Public Offering, as appropriate, to become effective.

(c) Prior to filing a registration statement, listing particulars, prospectus or equivalent document, as the case may be, or any amendment or supplement thereto, the Company shall furnish to each participating Shareholder and each underwriter, if any, of the Registrable Securities covered by such registration statement, listing particulars, prospectus or equivalent document copies of such registration statement, listing particulars, prospectus or equivalent document as proposed to be filed, and thereafter the Company shall furnish to each such

Shareholder and underwriter, if any, such number of copies of such registration statement, listing particulars, prospectus or equivalent document, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement or listing particulars (including each preliminary prospectus and any summary prospectus), in the case of a registration statement, any other prospectus filed under Rule 424 or Rule 430A under the Securities Act, in the case of a listing particulars, copies of any documents made available for public display in connection with it and supplements thereto, as may be filed with the applicable European Listing Authority, European Stock Exchange or registrar of companies, in conformity with the applicable Regulations, the Listing Rules or otherwise, and such other documents, as such Shareholder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Shareholder. Each Shareholder shall have the right to request that the Company modify any information contained in such registration statement, listing particulars, prospectus or equivalent document and any amendment and supplement thereto pertaining to such Shareholder and the Company shall use its reasonable best efforts to comply with such request, *provided, however*, that the Company shall not have any obligation so to modify any information if the Company reasonably expects that so doing would (i) cause the registration statement, prospectus, listing particulars or equivalent document to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) cause the registration statement, prospectus, listing particulars or equivalent document not to comply with requirements relating to it under applicable Regulations or Listing Rules.

(d) After the filing of the registration statement, if applicable, the Company shall (i) cause the related prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act and, (ii) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the Registering Shareholders thereof set forth in such registration statement or supplement to such prospectus. The Company shall promptly notify each Registering Shareholder holding Registrable Securities covered by such registration statement or listing particulars of any stop order issued or threatened by the SEC, any state securities commission or any European Listing Authority and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

(e) The Company shall use its best efforts to (i) register or qualify the Registrable Securities covered by such registration statement under such securities or "**blue sky**" laws of such jurisdictions in the United States as any Registering Shareholder holding such Registrable Securities reasonably (in light

of such Shareholder's intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Shareholder to consummate the disposition of the Registrable Securities owned by such Shareholder, *provided* that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.04(e), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

(f) The Company shall immediately notify each Registering Shareholder holding such Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly prepare and make available to each such Shareholder and file with the SEC any such supplement or amendment.

(g) The Company shall select the underwriter or underwriters in connection with any underwritten Public Offering. In connection with any Public Offering, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take all such other actions as are required in order to expedite or facilitate the disposition of such Registrable Securities in any such Public Offering, including, if required, the engagement of a "**qualified independent underwriter**" in connection with the qualification of the underwriting arrangements with the NASD.

(h) Upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, the Company shall make available for inspection by any Registering Shareholder and any underwriter participating in any disposition pursuant to a registration statement, listing particulars or prospectus being filed by the Company pursuant to this Section 2.04 and any attorney, accountant or other professional retained by any such Shareholder or underwriter (collectively, the "**Inspectors**"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "**Records**") as shall be reasonably necessary or desirable to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the

Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Registering Shareholder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its Affiliates as the basis for any market transactions in the Company Securities unless and until such information is made generally available to the public. Each Registering Shareholder further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, it shall give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(i) The Company shall furnish to each Registering Shareholder and to each such underwriter, if any, a signed counterpart, addressed to such Registering Shareholder or underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as Registering Shareholders holding a majority of the Registrable Securities to be registered or the managing underwriter therefor request.

(j) The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and shall make available to its security holders, as soon as reasonably practicable, an earnings statement or such other document covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

(k) The Company may require each such Registering Shareholder promptly to furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information about the Registering Shareholder or its planned distribution of Registrable Securities as may be legally required, or required by the rules of an applicable government agency or securities exchange or quotation system, in connection with such registration or Public Offering.

(l) Each such Registering Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.04(f), such Registering Shareholder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Registering Shareholder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.04(f), and, if so directed by the Company, such Registering Shareholder

shall deliver to the Company all copies, other than any permanent file copies then in such Registering Shareholder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. If the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in Section 2.04(a)) by the number of days during the period from and including the date of the giving of notice pursuant to Section 2.04(f) to the date when the Company shall make available to such Registering Shareholder a prospectus supplemented or amended to conform with the requirements of Section 2.04(f).

(m) The Company shall use its best efforts to list all Registrable Securities covered by such registration statement on any securities exchange or quotation system on which any of the Registrable Securities of the same class or series are then listed or traded.

(n) The Company shall have appropriate officers of the Company (i) prepare and make presentations at any "**road shows**" and before analysts and rating agencies, as the case may be, (ii) take other actions to obtain ratings for any Registrable Securities and (iii) otherwise use their best efforts to cooperate as reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities.

(o) In connection with any such registration for an offering in the United States with an international tranche, the Company shall use its best efforts to complete all actions or procedures necessary or desirable to conduct the offering on any designated offshore securities market, as such term is defined in Rule 902(b) under the Securities Act.

Section 2.05. *Indemnification by the Company*. The Company agrees to indemnify and hold harmless each Registering Shareholder holding Registrable Securities covered by a registration statement, its officers, directors, employees, partners and agents, and each Person, if any, who controls such Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys' fees and expenses) ("**Damages**") caused by or relating to any untrue statement or alleged untrue statement of a material fact contained in, or incorporated into, any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by or principally related to any such untrue statement or omission or alleged untrue

statement or omission made in reliance upon information furnished in writing to the Company by such Shareholder or on such Shareholder's behalf expressly for use therein, *provided* that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, or in any prospectus, as the case may be, the indemnity agreement contained in this paragraph shall not apply to the extent that any Damages result from the fact that a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) was not sent or given to the Person asserting any such Damages at or prior to the written confirmation of the sale of the Registrable Securities concerned to such Person if it is determined that the Company has provided such prospectus to such Shareholder and it was the responsibility of such Shareholder to provide such Person with a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) and such current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) would have cured the defect giving rise to such Damages. The Company also agrees to indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Shareholders provided in this Section 2.05.

Section 2.06. *Indemnification by Participating Shareholders*. Each Registering Shareholder holding Registrable Securities included in any registration statement agrees, severally, but not jointly, to indemnify and hold harmless the Company, its officers, directors and agents and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Shareholder, but only (i) with respect to information furnished in writing by such Shareholder or on such Shareholder's behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus or (ii) to the extent that any Damages result from the fact that a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) was not sent or given to the Person asserting any such Damages at or prior to the written confirmation of the sale of the Registrable Securities concerned to such Person if it is determined that it was the responsibility of such Shareholder to provide such Person with a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) and such current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) would have cured the defect giving rise to such loss, claim, damage, liability or expense. Each such Shareholder also agrees, severally, but not jointly, to indemnify and hold harmless underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters within the meaning of either Section 15 of the Securities Act or

Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Company provided in this Section 2.06. As a condition to including Registrable Securities in any registration statement filed in accordance with this Article 2, the Company may require that it shall have received an undertaking reasonably satisfactory to it from any underwriter to indemnify and hold it harmless to the extent customarily provided by underwriters with respect to similar securities. No Registering Shareholder shall be liable under this Section 2.06 for any Damages in excess of the net proceeds realized by such Shareholder in the sale of Registrable Securities of such Shareholder to which such Damages relate.

Section 2.07. *Conduct of Indemnification Proceedings*. If any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Article 2, such Person (an "**Indemnified Party**") shall promptly notify the Person against whom such indemnity may be sought (the "**Indemnifying Party**") in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses, *provided* that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel and that the Indemnifying Party will pay the fees and expenses of such counsel or (ii) in the reasonable judgment of such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that, in connection with any proceeding or related proceedings in the same jurisdiction, the Indemnifying Party shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless each of the Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Without the prior written consent of the Indemnified Party, no Indemnifying Party shall effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been

sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.

Section 2.08. *Contribution.* If the indemnification provided for in this Article 2 is unavailable to the Indemnified Parties in respect of any Damages, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages (i) as between the Company and the Registering Shareholders holding Registrable Securities covered by a registration statement on the one hand and the underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and such Shareholders on the one hand and the underwriters on the other, from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Company and such Shareholders on the one hand and of such underwriters on the other in connection with the statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations and (ii) as between the Company on the one hand and each such Shareholder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each such Shareholder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and such Shareholders on the one hand and such underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and such Shareholders bear to the total underwriting discounts and commissions received by such underwriters, in each case as set forth in the table on the cover page of the prospectus. The relative fault of the Company and such Shareholders on the one hand and of such underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and such Shareholders or by such underwriters. The relative fault of the Company on the one hand and of each such Shareholder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Registering Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 2.08 were determined by *pro rata* allocation (even if the underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the

equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.08, no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any Damages that such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Registering Shareholder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Shareholder were offered to the public exceeds the amount of any Damages that such Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Each Registering Shareholder's obligation to contribute pursuant to this Section 2.08 is in the proportion that the proceeds of the offering received by such Shareholder bears to the total proceeds of the offering received by all such Registering Shareholders (giving effect, to the extent required, to such Registering Shareholder's relative fault and other relevant equitable considerations, as set forth above) and each Registering Shareholder's obligation to contribute pursuant to this Section 2.08 is several, not joint.

Section 2.09. *Participation in Public Offering*. No Person may participate in any underwritten Public Offering hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, escrow agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Agreement in respect of registration rights.

Section 2.10. *Other Indemnification*. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and each Registering Shareholder participating therein with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

Section 2.11. *No Transfer of Registration Rights*. None of the rights of Shareholders under this Article 2 shall be assignable by any Shareholder to any Person acquiring Securities in any Public Offering or pursuant to Rule 144.

Section 2.12. *Rule 144.*

(a) If any Shareholder shall transfer any Registrable Securities pursuant to Rule 144, the Company shall cooperate, to the extent commercially reasonable, with such Shareholder and shall provide to such Shareholder such information as such Shareholder shall reasonably request.

(b) With a view to making available to Westgen and the New Investors the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit Westgen or any New Investor to sell Company Securities to the public without registration or pursuant to a registration on Form F-3, the Company agrees with Westgen and the New Investors that, at all times after the effective date of the First Public Offering, the Company shall:

(i) make and keep public information available, as those terms are understood and defined in Rule 144;

(ii) file with the SEC in a timely manner all reports and other documents of the Company required under the Securities Act and the Exchange Act; and

(iii) furnish to Westgen and any New Investor, so long as such New Investor owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after the effective date of the first registration statement filed by the Company), the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing Westgen and any New Investor of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

Section 2.13. *Unregistered Offerings.* The parties hereby agree that, in the event that the Company or one or more Requesting Shareholders proposes to make an underwritten offering (i) that is exempt from, or not subject to, the registration requirements of the Securities Act pursuant to Regulation S (or any successor or similar regulation) or pursuant to Rule 144A and (ii) with respect to which the Requesting Shareholder or Shareholders proposing such underwritten offering requests the cooperation and participation of the Company or the management of the Company in performing due diligence and marketing such offering to potential investors, the relevant notices pursuant to Section 2.02 will state that the offering is proposed to be made on an unregistered basis pursuant to

Regulation S or Rule 144A. In that event, the parties agree to proceed with such offering on an unregistered basis pursuant to Regulation S or pursuant to Rule 144A in good faith as and to the extent provided herein with respect to a registered offering and that the provisions of this Agreement will apply, *mutatis mutandis*, to such unregistered offering, including, without limitation, allocations of securities included in an offering, the Company's obligations with respect to an offering (including indemnification provisions and procedures), selection of underwriters, expenses associated with an offering and representations and warranties. The actions taken pursuant to this Section 2.13 shall not be deemed to constitute a Demand Registration for the purpose of Section 2.01.

ARTICLE 3
MISCELLANEOUS

Section 3.01. *Binding Effect; Assignability; Benefit.*

(a) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns. Any Shareholder that ceases to own beneficially any Company Securities shall cease to be bound by the terms hereof (other than (i) the provisions of Sections 2.05, 2.06, 2.07, 2.08 and 2.10 applicable to such Shareholder with respect to any offering of Registrable Securities completed before the date such Shareholder ceased to own any Company Securities and (ii) Sections 3.02, 3.05, 3.06, 3.07, 3.08).

(b) Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto pursuant to any Transfer of Company Securities or otherwise, except that any Shareholder may, subject to Section 2.11, assign its rights hereunder to any Person to whom it Transfers Company Securities in accordance with the New Bye-laws and who delivers to the Company a written agreement to be bound by this Agreement, after which time such Person shall be a "**Shareholder**". Such assignment shall be in proportion to the amount of Company Securities so Transferred.

(c) Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 3.02. *Notices.* All notices, requests and other communications to any party shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by facsimile transmission,

if to the Company to:

Catlin Group Limited
31 Church Street
Hamilton, Bermuda HM12
Attention: Bruce Murray, Quorum Limited
Fax: 1 441 292 5962

with a copies to:

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA
Attention: Jeremy Hill
Fax: 44 20 7 638-1112

and

Catlin Underwriting Agencies Limited
3 Minster Court
London EC3R 7DD
Attention: Daniel Primer
Fax: 44 20 7623 3667

if to an Existing Shareholder, to the address listed on Schedule A to the Subscription Agreement:

with a copy to:

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA
Attention: Jeremy Hill
Fax: 44 20 7 638-1112

if to a New Investor, to the address for such New Investor indicated on Schedule B the Subscription Agreement, with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: Jeffrey D. Berman
Fax: (212) 450-3800

All notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any notice, request or other written communication sent by facsimile transmission shall be confirmed by certified or registered mail, return receipt requested, posted within one Business Day, or by personal delivery, whether courier or otherwise, made within two Business Days after the date of such facsimile transmissions.

Any Person that becomes a Shareholder in accordance with Section 3.01(b) shall provide its address and fax number to the Company, which shall promptly provide such information to each other Shareholder.

Section 3.03. *Waiver; Amendment; Termination.*

(a) No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except by an instrument in writing executed by the Company with approval of (i) the board of directors of the Company and (ii)(A) New Investors holding, in the aggregate, at least 51% of the Company Securities (measured on a fully-diluted basis) held by the parties hereto at the time of such proposed amendment or modification, or (B) if the aggregate of the Company Securities (measured on a fully-diluted basis) held by the New Investors is then less than 51% of the Company Securities (measured on a fully-diluted basis) held by the parties hereto, the Existing Shareholders holding, in the aggregate, at least 51% of the Company Securities (measured on a fully-diluted basis) held by the parties hereto.

(b) Any amendment or modification of any provision of this Agreement that would adversely affect any of the New Investors, Westgen or the Existing Shareholders may be effected only with the consent of such New Investors, Westgen or Existing Shareholders, respectively.

Section 3.04. *Governing Law.* This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of laws principles thereof.

Section 3.05. *Jurisdiction.* The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit,

action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 3.02 shall be deemed effective service of process on such party.

Section 3.06. *Waiver of Jury Trial.* EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.07. *Specific Enforcement.* Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 3.08. *Counterparts; Effectiveness.* This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto (or such party's designated advisor or representative) shall have received a counterpart hereof signed by the other parties hereto.

Section 3.09. *Entire Agreement.* The Transaction Documents (as defined in the Subscription Agreement) and the New Bye-laws constitute the entire agreement among the parties hereto and supersede all prior and contemporaneous agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof.

Section 3.10. *Captions.* The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 3.11. *Severability.* If any term, provision, covenant or restriction of this Agreement is determined by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CATLIN WESTGEN GROUP LIMITED

By: /s/ Daniel Primer
Title: Alternate Director

CATLIN SHAREHOLDERS

By: /s/ Daniel Primer
Title: Attorney-in-fact acting on behalf of all Existing Shareholders (other than Westgen)

WESTERN GENERAL INSURANCE LTD

By: /s/ Mark Heintzman
Title: Director

J.P. MORGAN CORSAIR II CAPITAL PARTNERS BERMUDA LTD.

By: /s/ D.T. Ignacio Jayanti
Title: Vice President

J.P. MORGAN CAPITAL, L.P.

By: J.P. Morgan Capital Management Company, L.P., its General Partner
By: J.P. Morgan Capital Management Company L.L.C., its General Partner

By: /s/ Scott Kraemer
Title: Vice President and Assistant Secretary

CAPITAL Z CATLIN PRIVATE INVESTMENT, LTD.

By: /s/ Eric Rahe
Title: Vice President

CAPITAL Z CATLIN INVESTMENT, LTD.

By: /s/ Eric Rahe
Title: Vice President

CMBP II (CAYMAN) CATLIN LTD.

By: /s/ William L. Spiegel
Title: Attorney-in-fact

CMBP II PARALLEL (CAYMAN) CATLIN LTD.

By: /s/ William L. Spiegel
Title: Attorney-in-fact

CONNING CAPITAL PARTNERS VI, L.P.

By: Conning Investment Partners VI, L.L.C., its General Partner

By: /s/ John Clinton

Title: Principal Manager

CENTRE III CATLIN HOLDINGS LLC

By: Centre Partners Management LLC,
Attorney-in-fact

By: /s/ David L. Jaffe
Title: Managing Director

CB-CATLIN, INC.

By: /s/ Mark A. Rosen
Title: Authorized Signatory

By: /s/ Tim R. Palmer
Title: Authorized Signatory

Investor Relations

REG-Catlin Group Limited Director Shareholding
Released: 20/05/2004

RNS Number:9123Y
Catlin Group Limited
20 May 2004

Catlin Group Limited
20 May 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited......................................

2. Name of director

...Richard Michael Haverland..

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of shareholder.....................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

...Richard Michael Haverland............................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase..

7. Number of shares / amount of stock acquired

...26,000...

8. Percentage of issued class

... 0.02%...

9. Number of shares/amount of stock disposed.

10. Percentage of issued class

....

11. Class of security

...Common shares..

12. Price per share

...350 pence..

13. Date of transaction

...13 May 2004..

14. Date company informed

...20 May 2004 ....

15. Total holding following this notification

...79,815..

16. Total percentage holding of issued class following this notification

...0.05%...

If a director has been granted options by the company please complete the following boxes.
17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710.........................

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer......................

Date of Notification

...20 May 2004..

END
RDSURAORSBRVUAR

Investor Relations

REG-Catlin Group Limited Director Shareholding
Released: 20/05/2004

RNS Number:9122Y
Catlin Group Limited
20 May 2004

Catlin Group Limited
20 May 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited.......................................

2. Name of director

...Richard Michael Haverland..

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of shareholder.......................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

...Richard Michael Haverland............................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase...

7. Number of shares / amount of stock acquired

...19,000...

8. Percentage of issued class

... 0.01%...

9. Number of shares/amount of stock disposed.

10. Percentage of issued class

....

11. Class of security

...Common shares..

12. Price per share

...347.159 pence..

13. Date of transaction

...11 May 2004...

14. Date company informed

...20 May 2004 ....

15. Total holding following this notification

...53,815..

16. Total percentage holding of issued class following this notification

...0.03%..

If a director has been granted options by the company please complete the following boxes.
17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710..........................

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer.......................

Date of Notification

...20 May 2004...

END
RDSURAORSVRVUAR

Investor Relations

REG-Catlin Group Limited Director Shareholding
Released: 20/05/2004

RNS Number:9119Y
Catlin Group Limited
20 May 2004

Catlin Group Limited
20 May 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited.......................................

2. Name of director

...Richard Michael Haverland.....................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of shareholder.......................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

...Richard Michael Haverland...........................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase...

7. Number of shares / amount of stock acquired

...30,000...

8. Percentage of issued class

... 0.02%...

9. Number of shares/amount of stock disposed.

....

10. Percentage of issued class

....

11. Class of security

...Common shares...

12. Price per share

...348 pence...

13. Date of transaction

...11 May 2004...

14. Date company informed

...20 May 2004 ....

15. Total holding following this notification

...34,815...

16. Total percentage holding of issued class following this notification

...0.02%...

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710..........................

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer......................

Date of Notification

...20 May 2004..

END
RDSURAORSSRVUAR

Investor Relations

REG-Director Shareholding
Released: 02/04/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited.......................................

2. Name of director

...Stephen John Oakley Catlin..

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of spouse (Helen Catlin)............................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

...Helen Catlin..

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

...Helen Catlin..............................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase..

7. Number of shares / amount of stock acquired

...2,780..

8. Percentage of issued class

...0.001%..

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

...Common shares...

12. Price per share

...357.5 pence...

13. Date of transaction

...1 April 2004..

14. Date company informed

...1 April 2004..

15. Total holding following this notification

...2,780...

16. Total percentage holding of issued class following this notification

...0.001%..

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

....

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer......................

Date of Notification

...2 April 2004..

it, or from any action or decision taken as a result of using this document or any such material.

Catlin Group

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 01/07/2004

RNS Number:3863A
Catlin Group Limited
01 July 2004

1 July 2004

HOLDING IN CATLIN GROUP LIMITED

Catlin Group Limited received notification on 1 July 2004 that Deutsche Asset Management Group Limited held 10,529,262 shares (6.834%) as at 30 June 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUARVRSKRBRAR

Catlin Group

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 21/06/2004

RNS Number:9792Z
Catlin Group Limited
21 June 2004

21 June 2004

SHARES IN CATLIN GROUP LIMITED

Catlin Group Limited, on 18 June 2004, received notification that clients of Franklin Resources Inc. and its affiliates, which include Franklin Mutual Advisers LLC and Templeton Worldwide Inc. and its affiliates, are interested in 6,670,434 shares, or 4.33%. The registered holders are Bank of New York, London, with 6,645,334 shares or 4.31% and Chase Nominees Ltd, London, with 25,100 shares or 0.02%.

END
HOLUAANRSSRNUAR

Investor Relations

REG-Catlin Group Limited Notifiable Interest
Released: 01/06/2004

RNS Number:3011Z
Catlin Group Limited
01 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Catlin Group Limited

2. Name of shareholder having a major interest

FMR Corp, Fidelity International Ltd, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

21,446	FMRCO	State Street Nominees Limited
2,512,935	FISL	Chase Manhattan Bank London
90,626	FISL	Chase Nominees Limited
183,888	FPM	Chase Nominees Limited
253,412	FPM	HSBC Client Holdings Nominee (UK) Limited
729,164	FIL	HSBC Client Holdings Nominee (UK) Limited
15,621	FIL	CDC Finance
74,935	FIL	Northern Trust
308,583	FIL	State Street Bank & Trust
299,719	FIL	Chase Manhattan Bank London
224,116	FIL	JP Morgan
84,311	FIL	BNP Paribas

5. Number of shares / amount of stock acquired

4,798,756

6. Percentage of issued class

3.11%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Common Shares

10. Date of transaction

11. Date company informed

1 June 2004

12. Total holding following this notification

4,798,756

13. Total percentage holding of issued class following this notification

3.11%

14. Any additional information

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

William Spurgin

Date of notification

1 June 2004

END
HOLEAPKFEALLEFE

CATLIN

Speciality insurance and reinsurance worldwide

Investor Relations

REG-Catlin Group Limited Holding(s) in Company
Released: 12/05/2004

RNS Number:5713Y
Catlin Group Limited
12 May 2004

12 April 2004

SHARES IN CATLIN GROUP LIMITED

Catlin Group Limited, on 11 May 2004, received the following notification. "J.P. Morgan Chase & Co. holds 4,835,186 shares, 3.14%, on 27 April."

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUKRSURVARR

Catlin Group

Print

REG-Catlin Group Limited Additional Listing
Released: 25/06/2004

RNS Number:1520A
Catlin Group Limited
25 June 2004

25 June 2004

CATLIN GROUP LIMITED

Application has been made to the Financial Services Authority and the London Stock Exchange plc for a total of 3,022,557 Common Shares of $0.01 each ("shares") to be admitted to the Official List.

It is expected that permission will be granted on 29 June 2004 and admission to trading will commence on 30 June 2004.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
The Catlin Group Limited Long Term Incentive Plan	3,022,557

When issued these shares will rank pari passu with the existing Common Shares.

END
LISPUUAWQUPCGGA

Catlin Group

Print

REG-Catlin Group Limited Notice of Results
Released: 25/06/2004

RNS Number:1342A
Catlin Group Limited
25 June 2004

25 June 2004

CATLIN GROUP LIMITED
NOTIFICATION OF INTERIM RESULTS

Catlin Group Limited, the international property and casualty insurer and reinsurer, will announce its results for the 6 months to 30 June 2004 on Tuesday 14 September 2004.

For further information, please contact:

James Burcke, Head of Communications	Telephone: +44 (0)20 7458 5710 Mobile: +44 (0)7958 767 738 E-mail: james.burcke@catlin.com
William Spurgin, Head of Investor Relations	Telephone: +44 (0)20 7458 5726 Mobile: +44 (0)7710 134 365 E-mail:william.spurgin@catlin.com

END
NORFGGZVNDMGDZM

Investor Relations

REG-Catlin Group Limited Catlin Syndicate Forecast
Released: 28/05/2004

RNS Number:1951Z
Catlin Group Limited
28 May 2004

28 May 2004

Release 2004-6

CATLIN GROUP ISSUES QUARTERLY FORECASTS
FOR CATLIN SYNDICATE AT LLOYD'S

HAMILTON, Bermuda - Catlin Group Limited, the international property and casualty insurer and reinsurer, has today issued forecasts relating to the 2002 and 2003 years of account of the Catlin Syndicate (Syndicate 2003), which is managed by Catlin Underwriting Agencies Limited.

The forecasts, which are set out below, are expressed as a percentage of capacity based on figures as at 31 March 2003:

Year of account	Capacity (£m)	Current forecast (%)	Previous forecast (%)
2002	£274.6	10.0% - 15.0%	10.0% - 15.0%
2003	£500.0	13.5% - 18.5%	No previous forecast

The forecast for the 2003 year of account is the first forecast issued and should be treated as preliminary as a considerable amount of business written in the 2003 year of account remains on risk.

For more information contact:

Media Relations:
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Investor Relations:
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 134 365
E-mail: william.spurgin@catlin.com

Information About Catlin Group Limited

The Catlin Group, headquartered in Bermuda, is a publicly listed, property/ casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.2 billion in 2003.

Over its 20 year history, Catlin has demonstrated a forward looking approach to business, including a realistic and flexible approach to underwriting cycles. The Group has consistently produced superior financial results and offers policyholders excellent financial security.

The Group's three underwriting platforms are:

- The Catlin Syndicate at Lloyd's (Syndicate 2003). Syndicate 2003, which is entirely funded by Catlin, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($895 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda, which began underwriting in 2002, writes property and casualty treaty reinsurance, structured risk and other coverages.

- Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK, which began underwriting with effect from January 2004, underwrites property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK businesses on a stand-alone basis. It also writes other classes of business in parallel with the Catlin Syndicate.

Catlin has also established a network of international offices, aiming to work as closely as possible with brokers and their clients on a local level. Catlin has offices in the US (Houston and New Orleans), the UK (Glasgow, Leeds and Derby), Singapore, Malaysia, Germany and Australia. These offices act as liaisons with local clients and, in many cases, underwrite business on behalf of the Group's underwriting platforms.

Catlin shares are listed on the London Stock Exchange under the symbol 'CGL'.

More information about the Catlin Group can be found at www.catlin.com.

END
MSCBVLFLZEBEBBF



Investor Relations

REG-Green Shoe Announcement
Released: 08/04/2004

FOR IMMEDIATE RELEASE

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

8 April 2004

GLOBAL OFFER OF CATLIN GROUP LIMITED
Exercise of Over-allotment Option

Further to the announcement dated 1 April 2004 of the offering of 47,440,000 common shares of Catlin Group Limited ('Catlin'), Catlin is pleased to announce that UBS Limited has, on behalf of the managers to the Global Offer, exercised in its entirety the over-allotment option (the 'Over-allotment Option') for 7,120,000 common shares in Catlin, taking the total offering size to 54,560,000 common shares in Catlin. Net proceeds received by the selling shareholders from the exercise of the Over-allotment Option are approximately £24 million.

* * *

The contents of this announcement, which has been issued by Catlin and is the sole responsibility of Catlin, have been approved solely for the purposes of Section 21 (2) (b) of the Financial Services and Markets Act 2000 by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB, J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ and UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS Limited (together the 'Joint Global Co-ordinators') are acting for Catlin and no one else in connection with the Global Offer of common shares in Catlin (the 'Shares') and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of Joint Global Co-ordinators, nor for giving advice in relation to the Global Offer or any information contained herein.

This announcement does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities and any purchase of or application for securities of Catlin pursuant to the Global Offer should only be made on the basis of the information contained in the formal listing particulars issued in connection with the Global Offer. The price and value of, and the income from, securities may go down as well as up. Persons needing advice should consult a professional adviser.

This announcement is not an offer of securities for sale in the United States. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. Catlin does not intend to make a public offering of the Shares in the United States.

The Shares will not qualify for distribution under any of the relevant

securities laws of Canada or Japan nor has any prospectus in relation to the Shares been lodged with the Australian Securities and Investment Commission. Accordingly, absent registration or an available exemption from such requirements, the Shares may not be offered or sold, directly or indirectly, in or into Australia, Canada or Japan.

The Global Offer and the distribution of this announcement and the other documents or other information relating to the Global Offer may be restricted by law in certain jurisdictions. No action has been taken by Catlin or the Joint Global Co-ordinators or any of the underwriters that would permit the Global Offer, any offer of the Shares and/or possession or distribution of this announcement or any other offering or publicity material relating to the Global Offer and/or the Shares in any jurisdiction where action for that purpose is required, other than to certain investors in the United Kingdom. Persons into whose possession any of the documents or other information contained herein comes are required by Catlin to inform themselves about and to observe any such restrictions.

Stabilisation/FSA

Investor Relations

REG-Stabilisation Notice
Released: 01/04/2004

Stabilisation Notice

Pursuant to Core Dealing Rule 3060-3061, UBS Limited hereby notifies the London Stock Exchange that it and its affiliates may stabilise the initial public offering of 47,440,000 shares of Catlin Group Limited.

1. Security to be stabilised: Catlin Group Limited
2. Security Identifier: BMG196F11004
3. Stabilising Manager: UBS Limited (Philip Shelley +44 20 7568 2730)
4. Stabilisation period commences 1st April 2004 at 08:00 London time
5. Stabilisation period ends: 30th April 2004 at close of business
6. Offer price: 350 pence per share
7. There will be an over-allotment option of 15% (corresponding to 7,120,000 shares)

Investor Relations

REG-Catlin IPO Offer Price
Released: 01/04/2004

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

1 April 2004 Release 2004-4

CATLIN GROUP LIMITED ANNOUNCES PRICE

OF 350 PENCE PER SHARE FOR INITIAL PUBLIC OFFERING

HAMILTON, Bermuda - Catlin Group Limited, the international property and casualty insurer and reinsurer, today announces an offer price of 350 pence per share for its initial public offering of common shares (the 'Global Offering') and their admission to trading on the London Stock Exchange plc's market for listed securities.

At the offer price Catlin will have a market capitalisation of nearly US$1 billion (£539 million).

The total offer of US$304 million (£166 million) includes US$200 million (£109 million) of primary common shares and US$104 million (£57 million) of secondary common shares sold by existing Catlin shareholders. An over-allotment option of a further US$46 million (£25 million) has been granted by certain shareholders taking part in the Global Offering. Following the Global Offering, 31 per cent of the Company's share capital will be held by new institutional investors (35 per cent assuming exercise of the entire over-allotment option).

Sir Graham Hearne, Chairman of the Catlin Group, said:

'Catlin received an excellent response from the institutions worldwide that the management team met during the two week roadshow and book-building process. With the conclusion of the offering, we now look to the future with confidence as we continue to aim to increase value for our investors, both existing and new.'

Stephen Catlin, Chief Executive of the Catlin Group, said:

'I am delighted to welcome our new investors. This is an exciting stage in the development of Catlin as a world class insurance company. We look forward to working for all shareholders to develop further our distinctive three platform underwriting structure while striving to deliver superior returns on equity across insurance cycles.'

Goldman Sachs International, JPMorgan and UBS Investment Bank are acting as joint global co-ordinators, joint bookrunners, joint sponsors and joint brokers to Catlin in connection with the Global Offering. Cazenove is co-broker to the Company and a co-lead manager. The other co-lead managers of the Global Offering are ABN AMRO Rothschild, Citigroup Capital Markets Limited and Fox-Pitt, Kelton.

Additional Information

The Global Offering comprises the issue of 31.18 million new common shares by the Company by way of a primary offering and the sale of 16.26 million existing common shares sold by existing shareholders of the Group by way of a secondary offering.

The number of shares in issue at listing will be 154.07 million. In total, 47.44 million common shares have been allocated to institutions under the Global Offering, representing 31 per cent of the issued share capital of Catlin and an offer size of $304 million (£166 million) prior to any exercise of the over-allotment option. At listing, the Company will have a market capitalisation of US$988 million (£539 million).

The net proceeds from the new common shares issued by the Company will be used to support the anticipated development of the Company's worldwide underwriting operations while continuing to maintain adequate regulatory and economic capital.

Certain shareholders selling in the Global Offering have granted an over-allotment option for 30 days after the date of admission to the Official List for the purchase of up to an additional 7.12 million existing common shares to meet over-allocations in connection with the Global Offering and to cover short positions resulting from stabilisation transactions.

The selling shareholders of the Company are subject to a six month lock-up, while Executive Directors are subject to a 12 month lock-up following admission.

The shares will be listed on the London Stock Exchange under the symbol 'CGL'. Final Listing Particulars are expected to be published later today and conditional dealings are expected to commence at 8.00am today. It is expected that unconditional dealings and admission to the Official List of the UK Listing Authority will take place at 8.00am on 6 April 2004.

- ends -

For more information contact:

Catlin Group Limited James Burcke, Head of Communications	Tel: +44 (0)20 7458 5710 Mobile: +44 (0)7958 767 738 E-mail: james.burcke@catlin.com
Gavin Anderson & Company Neil Bennett	Tel: +44 (0)20 7554 1400 E-mail: nbennett@gavinanderson.co.uk
Liz Morley	E-mail: emorley@gavinanderson.co.uk
Goldman Sachs John Rafter	Tel: +44 (0)20 7774 1000
JPMorgan Robert Thomson	Tel: +44 (0)20 7742 4000
UBS Investment Bank Oliver Pawle	Tel: +44 (0)20 7567 8000

Note to Editors

• Amounts in US dollars have been converted to pounds sterling using a rate of US$1.83 to £1, the rate as at 31 March 2004. These conversions are provided for editors' convenience and should not be construed as a representation that the converted amounts actually represent such pounds sterling amounts or could be converted into pounds sterling at the rate indicated or any other rate.

Information About Catlin Group Limited

Catlin Group Limited is an underwriter of international specialty property/ casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure comprised of: a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Asia and Continental Europe. Catlin believes that this structure provides it with considerable scope for earnings growth and a high degree of capital flexibility, and offers the Group access to the world's major insurance and reinsurance marketplaces.

Catlin believes that its forward-looking approach to business, realistic and flexible approach to underwriting cycles and commitment to gross underwriting profit have allowed it to grow significantly and to generate consistent returns in excess of the Lloyd's market average for every year closed year of account since 1988 as measured by return on allocated capacity on a Lloyd's accounting basis.

The Group's three underwriting platforms are:

• Syndicate 2003 at Lloyd's. Syndicate 2003, which is entirely funded by Catlin and managed by Catlin Underwriting Agencies Limited, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($909 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.

• Catlin Insurance Company Ltd. (CICL). CICL, a Class 4 insurer and reinsurer licensed in Bermuda, began underwriting in 2002 and writes property treaty and casualty treaty reinsurance as well as property and casualty insurance for US insurers on a surplus lines basis.

• UK Branch of Catlin Insurance Company Ltd. (CICL-UK). The UK Branch of CICL was approved by the UK Financial Services Authority in December 2003 and began underwriting in January 2004. It underwrites specialty lines of property and casualty insurance and reinsurance in parallel with Syndicate 2003. It also writes property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK businesses on a stand-alone basis.

Other Catlin Group offices located in the US, UK, Singapore, Malaysia and Germany underwrite property and casualty insurance and reinsurance business on behalf of the Group's three underwriting platforms. In total, the Catlin Group underwrites 30 classes of property and casualty insurance and reinsurance.

For the year ended 31 December 2003, Catlin wrote gross premiums totalling nearly US$1.2 billion, a 66% increase over 2002. Net income after tax amounted to US$127.0 million for a return on average equity of 22.1%. The Group's combined ratio for 2003 was 86.9%. As at 31 December 2003, the Group had total assets of nearly US$2.4 billion and shareholders equity of US$639 million.

Both Syndicate 2003 and CICL have been assigned financial strength ratings of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the 'A-' (Excellent) rating assigned by A.M. Best to the overall Lloyd's market.

Catlin's strategic objectives are

• To develop and utilise the Group's distinctive 'three platform' underwriting structure to maximise earnings and to produce controlled, sustainable growth. Subject to future regulatory, market and business conditions, it is currently anticipated that by the end of 2007, approximately 50% of the Group's business will be underwritten by CICL and the balance in the Syndicate;

• To strengthen further its distribution network to provide the Group with increased access to business in diverse geographic regions and business classes;

• To manage its capital efficiently and to adjust underwriting strategies to exploit prevailing conditions both in the overall marketplace and in individual classes of business;

• To manage risk through effective underwriting controls and procedures, rigorous analytical review, portfolio diversification and the efficient use of reinsurance;

• To continue enhancing and improving business processes and controls; and

• To maintain underwriting talent, discipline and focus, including the continued development of the Group's culture.

The contents of this announcement, which has been issued by Catlin Group Limited ('Catlin') and is the sole responsibility of Catlin, have been approved solely for the purposes of Section 21 (2) (b) of the Financial Services and Markets Act 2000 by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB, J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ and UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS Limited (together the 'Joint Global Co-ordinators') are acting for Catlin and no one else in connection with the proposed offer (the 'Global Offer') of common shares in Catlin issued and to be issued in connection with the Global Offer (the 'Shares') and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of the Joint Global Co-ordinators, nor for giving advice in relation to the Global Offer or any information contained herein.

This announcement does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities and any purchase of or application for securities of Catlin pursuant to the Global Offer should only be made on the basis of the information contained in the formal listing particulars to be issued in connection with the Global Offer. The price and value of, and the income from, securities may go down as well as up. Persons needing advice should consult a professional adviser.

This announcement is not an offer of securities for sale in the United States. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. Catlin does not intend to make a public offering of the Shares in the United States.

The Shares will not qualify for distribution under any of the relevant securities laws of Canada or Japan nor has any prospectus in relation to the Shares been lodged with the Australian Securities and Investment Commission. Accordingly, absent registration or an available exemption from such requirements, the Shares may not be offered or sold, directly or indirectly, in or into Australia, Canada or Japan.

The Global Offer and the distribution of this announcement and the other documents or other information relating to the Global Offer may be restricted by law in certain jurisdictions. No action has been taken by Catlin or the Joint Global Co-ordinators or any of the underwriters of the Global Offer that would permit the Global Offer, any offer of the Shares and/or possession or distribution of this announcement or any other offering or publicity material relating to the Global Offer and/or the Shares in any jurisdiction where action for that purpose is required, other than to certain investors in the United Kingdom. Persons into whose possession any of the documents or other information contained herein comes are required by Catlin to inform themselves about and to observe any such restrictions.

This announcement may include 'forward-looking statements'. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Catlin's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Catlin's products and services) are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Catlin to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These factors include but are not limited to those described in Part 4: Risk Factors or elsewhere in the formal listing particulars to be issued in connection with the Global Offer.

Such forward-looking statements are based on numerous assumptions regarding Catlin's present and future business strategies and the environment in which Catlin will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Catlin expressly disclaims any obligations or undertaking to disseminate any updates or revisions

to any forward-looking statements contained herein, to reflect any changes in Catlin's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Information in this announcement or any of the documents relating to the Global Offer and/or the Shares cannot be relied upon as a guide to future performance.

CATLIN GROUP LIMITED

**SHAREHOLDERS'
UNANIMOUS WRITTEN RESOLUTIONS**

The undersigned, being all the holders of voting shares in Catlin Group Ltd. a company incorporated in the Islands of Bermuda (**"the Company"**), pursuant to Bye-Law 38 of the Company's Bye-Laws, HEREBY ADOPT the resolution set out below with effect as of the date of the signature of this document by the last shareholder to sign.

The unanimous written resolution may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened Special General Meeting of the voting Shareholders of the Company.

Reorganisation of Share Capital

WHEREAS it was recommended by the Board of Directors conditional upon admission of the common share capital of the Company to the official list of the UK Listing Authority and to trading on the London Stock Exchange's market for Listed Securities (**"Admission"**) on or before 30 April 2004 that:

(a) each of the 457,000,000 issued and 13,000,000 unissued Class B-1 Preference Shares of par value $0.0001 each in the capital of the Company be redesignated as a Voting Ordinary Common Share of par value $0.0001 each having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws of the Company (the **"Existing Bye-Laws"**) and that the shareholders' registers of the Company be completed accordingly;

(b) each of the 25,000,000 issued Class B-2 Preference Shares of par value $0.0001 each in the capital of the Company be redesignated as a Voting Ordinary Common Share of par value $0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws and that the shareholders' registers of the Company be completed accordingly;

(c) each of the issued 15,000,000 Class A Preference Shares of par value $0.0001 each in the capital of the Company be redesignated as a Voting Ordinary Common Share of par value $0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws and that the shareholders' registers of the Company be completed accordingly;

(d) each of the 42,195,965 issued and 27,804,035 unissued Non-Voting Ordinary Common Shares of par value $0.0001 each in the capital of the Company be redesignated as a Voting Ordinary Common Share of par value $0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws and that the shareholders' registers of the Company be completed accordingly;

(e) the authorised share capital of the Company be increased from $90,500 to $2.5 million by the creation of a further 24,095,000,000 Voting Ordinary Common Shares of par value $0.0001 each ranking pari passu with and having the same rights and being subject to the same restrictions and obligations as the Voting Ordinary Common Shares of the Company as set out in the Existing Bye-Laws;

(f) the directors be authorised to capitalise a sum not exceeding $20 being part of the sum standing to the credit of the additional paid in capital account of the Company and to appropriate up to such sum to paying up issuing and allotting to holders of Options under the Company's Long Term Incentive Plan and which Options have been surrendered

154,576 Voting Ordinary Common Shares of par value $0.0001 each and to allot and distribute such shares to such holders so that such shares shall rank pari passu with the existing issued Voting Ordinary Common Shares of par value $0.0001 each. Such issue shall not be subject to the rights of pre-emption contained in the Existing Bye-Laws.

(g) the directors be authorised to capitalise to a maximum sum not exceeding $1.5m being part of the sum standing to the credit of the additional paid in capital account of the Company and to appropriate up to such sum to the holders of the Voting Ordinary Common Shares of $0.0001 each on the register of members after it has been made up pursuant to resolutions (a), (b), (c), (d), (e) and (f) above and to apply such sum on their behalf in paying up in full at par up to a maximum of 11,675,000,000 Voting Ordinary Common Shares of par value $0.0001 each and to allot and distribute such shares to such holders on the basis of 19 new Voting Ordinary Common Shares of par value $0.0001 each for every 1 existing Voting Ordinary Common Share then held and that such shares shall rank for all purposes pari passu with the existing issued Voting Ordinary Common Shares of par value $0.0001 each. Such issue shall not be subject to the rights of pre-emption contained in the Existing Bye-Laws.

(h) draft Bye-Laws initialled by the chairman for the purpose of identification and attached to this resolution be approved and adopted with effect from the date of Admission as the Bye-Laws of the Company in substitution for and to the exclusion of the Existing Bye-Laws;

(i) each of the 12,289,192,460 issued and 12,710,807,540 unissued Voting Ordinary Common Shares of par value $0.0001 each in the capital of the Company be consolidated and divided into 250 million Voting Ordinary Common Shares of par value $0.01 each in the capital of the Company and that each of such issued and unissued Voting Ordinary Common Shares of par value $0.01 be immediately redesignated as a Common Share of par value $0.01 each having the rights and being subject to the restrictions and obligations set out in the New Bye-Laws of the Company recommended to be adopted by resolution (h) above but so that no member shall be entitled to a fraction of a share;

(j) the Directors be generally and unconditionally authorised to exercise all the powers of the Company to allot shares in the Company and the right to subscribe for or to convert any security into shares in the Company ("relevant securities") pursuant to, and/or pursuant to the exercise of options under, Group share incentive schemes, the exercise of Warrants issued pursuant to the Warrant Instrument of the Company dated 4 July 2002 and otherwise up to an aggregate nominal amount of £538,000, this authority to expire at the conclusion of the annual general meeting of the Company in 2009 or on 28 February 2009, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired).

(k) the Directors be empowered:

(i) subject to the passing of resolution (j) above, to allot shares in the Company or a right to subscribe for or to convert securities into shares in the Company ("equity securities") for cash pursuant to the authority conferred by resolution (j) above as if Bye-Law 6 of the Bye-Laws recommend to be adopted pursuant to resolution (h) above did not apply to any such allotment; and

(ii) if relevant, sell relevant shares in the Company if immediately before the sale such shares are held by the Company as treasury shares for cash, as if Bye-Law 6 did not apply to any such sale,

provided that such power shall be limited to the allotment of equity securities and the sale of treasury shares:

(A) as part of the proposed new issues of shares as part of Admission,

(B) in connection with a rights issue or other offer in favour of Common Shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(C) otherwise than pursuant to paragraph (A) and (B) of this resolution, up to an aggregate nominal amount of $78,100,

and this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2009 or on 28 February 2009, whichever is the earlier, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after the expiry of such power and the directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired.

Accordingly it is resolved conditional upon Admission that forthwith upon Admission:

(a) each of the 457,000,000 issued and 13,000,000 unissued Class B-1 Preference Shares of par value $0.0001 each in the capital of the Company be and is hereby redesignated as a Voting Ordinary Common Share of par value $0.0001 each having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws of the Company (the **"Existing Bye-Laws"**) and that the shareholders' registers of the Company be completed accordingly;

(b) each of the 25,000,000 issued Class B-2 Preference Shares of par value $0.0001 each in the capital of the Company be and is hereby redesignated as a Voting Ordinary Common Share of par value $0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws and that the shareholders' registers of the Company be completed accordingly;

(c) each of the issued 15,000,000 Class A Preference Shares of par value $0.0001 each in the capital of the Company be and is hereby redesignated as a Voting Ordinary Common Share of par value $0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws and that the shareholders' registers of the Company be completed accordingly;

(d) each of the 42,195,965 issued and 27,804,035 unissued Non-Voting Ordinary Common Shares of par value $0.0001 each in the capital of the Company be and is hereby redesignated as a Voting Ordinary Common Share of par value $0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-Laws and that the shareholders' registers of the Company be completed accordingly;

(e) the authorised share capital of the Company be and is hereby increased from $90,500 to $2.5 million by the creation of a further 24,095,000,000 Voting Ordinary Common Shares of par value $0.0001 each ranking pari passu with and having the same rights and being subject to the same restrictions and obligations as the Voting Ordinary Common Shares of the Company as set out in the Existing Bye-Laws;

(f) the directors be and are hereby authorised to capitalise a sum not exceeding $20 being part of the sum standing to the credit of the additional paid in capital account of the

Company and to appropriate up to such sum to paying up issuing and allotting to holders of Options under the Company's Long Term Incentive Plan and which Options have been surrendered 154,576 Voting Ordinary Common Shares of par value $0.0001 each and to allot and distribute such shares to such holders so that such shares shall rank pari passu with the existing issued Voting Ordinary Common Shares of par value $0.0001 each. Such issue shall not be subject to the rights of pre-emption contained in the Existing Bye-Laws.

(g) the directors be and are hereby authorised to capitalise to a maximum sum not exceeding $1.5m being part of the sum standing to the credit of the additional paid in capital account of the Company and to appropriate up to such sum to the holders of the Voting Ordinary Common Shares of $0.0001 each on the register of members after it has been made up pursuant to resolutions (a), (b), (c), (d), (e) and (f) above and to apply such sum on their behalf in paying up in full at par up to a maximum of 11,675,000,000 Voting Ordinary Common Shares of par value $0.0001 each and to allot and distribute such shares to such holders on the basis of 19 new Voting Ordinary Common Shares of par value $0.0001 each for every 1 existing Voting Ordinary Common Share then held and that such shares shall rank for all purposes pari passu with the existing issued Voting Ordinary Common Shares of par value $0.0001 each. Such issue shall not be subject to the rights of pre-emption contained in the Existing Bye-Laws.

(h) draft Bye-Laws initialled by the chairman for the purpose of identification and attached to this resolution be and are hereby approved and adopted with effect from the date of Admission as the Bye-Laws of the Company in substitution for and to the exclusion of the Existing Bye-Laws;

(i) each of the 12,289,192,460 issued and 12,710,807,540 unissued Voting Ordinary Common Shares of par value $0.0001 each in the capital of the Company be and is hereby consolidated and divided into 250 million Voting Ordinary Common Shares of par value $0.01 each in the capital of the Company and that each of such issued and unissued Voting Ordinary Common Shares of par value $0.01 be and is hereby immediately redesignated as a Common Share of par value $0.01 each having the rights and being subject to the restrictions and obligations set out in the New Bye-Laws of the Company recommended to be adopted by resolution (i) above but so that no member shall be entitled to a fraction of a share;

(j) the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot shares in the Company and the right to subscribe for or to convert any security into shares in the Company ("relevant securities") pursuant to, and/or pursuant to the exercise of options under, Group share incentive schemes, of Warrants issued pursuant to the Warrant Instrument of the Company dated 4 July 2002 and otherwise up to an aggregate nominal amount of $538,000, this authority to expire at the conclusion of the annual general meeting of the Company in 2009 or on 28 February 2009, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired).

(k) the Directors be and are hereby empowered:

   (i) subject to the passing of resolution (j) above, to allot shares in the Company or a right to subscribe for or to convert securities into shares in the Company ("equity securities") for cash pursuant to the authority conferred by resolution (j) above as if Bye-Law 6 of the Bye-Laws recommend to be adopted pursuant to resolution (h) above did not apply to any such allotment; and

   (ii) if relevant, sell relevant shares in the Company if immediately before the sale such shares are held by the Company as treasury shares for cash, as if Bye-Law 6 did not apply to any such sale,

provided that such power shall be limited to the allotment of equity securities and the sale of treasury shares:

(A) as part of the proposed new issues of shares as part of Admission,

(B) in connection with a rights issue or other offer in favour of Common Shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(C) otherwise than pursuant to paragraph (A) and (B) of this resolution, up to an aggregate nominal amount of $78,100,

and this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2009 or on 28 February 2009, whichever is the earlier, save that the Company may, at any time before the expiry of such power make any offer or enter into any agreement which would or might require equity securities to be allotted, or treasury shares to be sold, after the expiry of such power and the directors may allot equity securities or sell treasury shares in pursuance of any such offer or agreement as if such power conferred hereby had not expired.

Auditors

It is resolved that the auditors PricewaterhouseCoopers be reappointed and that the directors be authorised to fix their remuneration.

CATLIN GROUP LTD.

UNANIMOUS WRITTEN RESOLUTION
OF SHAREHOLDERS ENTITLED TO VOTE
PURSUANT TO BYE-LAW 71

The undersigned, being all of the holders of voting shares in Catlin Group Ltd., a company incorporated in the Islands of Bermuda ("the Company"), who are entitled to vote pursuant to Bye-law 71, HEREBY ADOPT pursuant to Bye-Law 38 the resolutions set out below with effect as of the date of the signature of this document by the last shareholder to sign.

The unanimous written resolution may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened Special General Meeting of the voting Shareholders of the Company.

1. **Ratification of appointment of Chairman**

It is RESOLVED that the appointment by the Board of Directors on 7 February 2003 of Sir Graham Hearne as Non-Executive Chairman of the Company be and it is hereby ratified and confirmed.

2. **Appointment of Independent Directors**

It is RESOLVED that Michael Crall, Richard Haverland and Michael Hepher be and are hereby with immediate effect appointed as Independent Directors under the Bye-laws of the Company.

Adopted 3 Nov 03

RECEIVED

2004 JUL -8 A 11:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CATLIN GROUP LIMITED

SHAREHOLDERS'
UNANIMOUS WRITTEN RESOLUTION

The undersigned, being all the holders of voting shares in Catlin Group Ltd. a company incorporated in the Islands of Bermuda ("the Company"), pursuant to Bye-Law 38 of the Company's Bye-laws, HEREBY ADOPT the resolution set out below with effect as of the date of the signature of this document by the last shareholder to sign.

The unanimous written resolution may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened Special General Meeting of the voting Shareholders of the Company.

1. **Substitution of the Bye-laws of the Company**

WHEREAS it was recommended by the Board of Directors that draft Bye-laws, initialled by the Chairman for the purposes of identification and attached to this resolution, be approved and adopted as the Bye-Laws of the Company in substitution for, and to the exclusion of, the existing Bye-Laws of the Company. Accordingly, it is RESOLVED that the draft Bye-laws be approved and adopted in such form as is attached to this resolution, in substitution for, and to the exclusion of, the existing Bye-Laws of the Company.

2. **Auditors**

That the auditors PricewaterhouseCoopers be reappointed and that the directors be authorised to fix their remuneration.

Effective 7 July 2003

CATLIN GROUP LTD.

SHAREHOLDERS'
UNANIMOUS WRITTEN RESOLUTION

The undersigned, being all the holders of voting shares in Catlin Group Ltd. a company incorporated in the Islands of Bermuda ("the Company"), pursuant to Bye-Law 38 of the Company's Bye-laws, HEREBY ADOPT the resolution set out below with effect as of the date of the signature of this document by the last shareholder to sign.

The unanimous written resolution may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened Special General Meeting of the voting Shareholders of the Company.

1. **<u>Substitution of the Bye-laws of the Company</u>**

WHEREAS it was recommended by the Board of Directors that draft Bye-laws, initialled by the Chairman for the purposes of identification and attached to this resolution, be approved and adopted as the Bye-Laws of the Company in substitution for, and to the exclusion of, the existing Bye-Laws of the Company. Accordingly, it is RESOLVED that the draft Bye-laws be approved and adopted in such form as is attached to this resolution, in substitution for, and to the exclusion of, the existing Bye-Laws of the Company.

RECEIVED
2004 JUL -8 A 11:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNANIMOUS WRITTEN RESOLUTIONS
of the Shareholders of
Catlin Westgen Group Limited

The undersigned, being all of the Shareholders of Catlin Westgen Group Limited, a company incorporated in the Islands of Bermuda (the "Company"), pursuant to the Company's Bye-Laws HEREBY ADOPT the resolutions set out below.

The resolutions may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened Special General Meeting of the Members of the Company.

ALTERATION TO MEMORANDUM OF ASSOCIATION

WHEREAS it is the recommendation of the Directors that the Memorandum of Association of the Company be altered.

It is hereby RESOLVED as follows: -

(1) that, upon recommendation of the Directors, the Memorandum of Association of the Company be altered as set out below by;

(i) the addition of the following object to the present clause 6

"(1) As a principal object, to hold beneficially all the shares in a Bermuda exempted company whose business is that of insurance";

(ii) as a result of the foregoing addition as new clause 6 (1), renumbering the existing clause 6 (1), (2) and (3) as 6 (2), (3) and (4).

(2) that the Directors be and they are hereby authorised to do or procure all such acts and things as may be required to effect the said alteration.

UNANIMOUS WRITTEN RESOLUTIONS
of the Shareholders of
Catlin Westgen Group Limited

The undersigned, being all of the Shareholders of Catlin Westgen Group Limited, a company incorporated in the Islands of Bermuda (the "Company"), pursuant to the Company's Bye-Laws HEREBY ADOPT the resolutions set out below.

The resolutions may be executed in counterparts, and a copy shall be inserted in the Company's Minute Book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened Special General Meeting of the Members of the Company.

CHANGE OF COMPANY NAME

WHEREAS it is the recommendation of the Directors that the Name of the Company be changed.

It is hereby RESOLVED as follows: -

1. that, upon recommendation of the Directors, the name of the Company is changed from Catlin Westgen Group Limited to Catlin Group Limited; and

2. that the Directors be and they are hereby authorised to do or procure all such acts and things as may be required to effect the said name change.

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Catlin Group issues quarterly forecasts for Catlin Syndicate at Lloyd's
Released: **28 May 2004**

Hamilton, Bermuda - Catlin Group Limited, the international property and casualty insurer and reinsurer, has today issued forecasts relating to the 2002 and 2003 years of account of the Catlin Syndicate (Syndicate 2003), which is managed by Catlin Underwriting Agencies Limited.

The forecasts, which are set out below, are expressed as a percentage of capacity based on figures as at 31 March 2003:

Year of account	Capacity (£m)	Current forecast (%)	Previous forecast (%)
2002	£274.6	10.0% - 15.0%	10.0% - 15.0%
2003	£500.0	13.5% - 18.5%	No previous forecast

The forecast for the 2003 year of account is the first forecast issued and should be treated as preliminary as a considerable amount of business written in the 2003 year of account remains on risk.

-ends-

For more information contact:

Media relations:
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Investor relations:
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 134 365
E-mail:william.spurgin@catlin.com

Information About Catlin Group Limited

The Catlin Group, headquartered in Bermuda, is a publicly listed, property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.2 billion in 2003.

Over its 20 year history, Catlin has demonstrated a forward looking approach to business, including a realistic and flexible approach to underwriting cycles. The Group has consistently produced superior financial results and offers policyholders excellent financial security.

The Catlin Group's three underwriting platforms are:

- The **Catlin Syndicate** at Lloyd's (Syndicate 2003). The Catlin Syndicate, which is entirely funded by the Catlin Group, is the ninth largest syndicate at Lloyd's based on initial 2004 stamp capacity of £500 million ($895 million). The syndicate underwrites a wide range of specialty property and casualty insurance and reinsurance.
- **Catlin Bermuda** (Catlin Insurance Company Ltd.). Catlin Bermuda, which

began underwriting in 2002, underwrites property and casualty treaty reinsurance, structured risk and other coverages.

- **Catlin UK** (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK, which began underwriting with effect from January 2004, underwrites property, general liability, professional indemnity, directors' and officers' liability, and crime insurance for UK businesses on a stand-alone basis. It also writes other classes of business in parallel with the Catlin syndicate.

Catlin has also established a network of international offices, aiming to work as closely as possible with brokers and their clients on a local level. Catlin has offices in the US (Houston and New Orleans), the UK (Glasgow, Leeds and Derby), Singapore, Malaysia, Germany and Australia. These offices act as liaisons with local clients and, in many cases, underwrite business on behalf of the Group's underwriting platforms.

Catlin shares are listed on the London Stock Exchange under the symbol 'CGL'.

More information about the Catlin Group can be found at www.catlin.com.



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Catlin Group Limited over-allotment option exercised
Released: **8 April 2004**

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

Further to the announcement dated 1 April 2004 of the offering of 47,440,000 common shares of Catlin Group Limited ("Catlin"), Catlin is pleased to announce that UBS Limited has, on behalf of the managers to the Global Offer, exercised in its entirety the over-allotment option (the "Over-allotment Option") for 7,120,000 common shares in Catlin, taking the total offering size to 54,560,000 common shares in Catlin.

Net proceeds received by the selling shareholders from the exercise of the Over-allotment Option are approximately £24 million.

For more information contact:

Catlin Group Limited
James Burcke, Head of Communications Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Gavin Anderson & Company
Neil Bennett Tel: +44 (0)20 7554 1400
E-mail: nbennett@gavinanderson.co.uk

Liz Morley Tel: +44 (0)20 7554 1400
E-mail: emorley@gavinanderson.co.uk

Goldman Sachs
John Rafter Tel: +44 (0)20 7774 1000

JPMorgan
Robert Thomson Tel: +44 (0)20 7325 1000

UBS Investment Bank
Oliver Pawle Tel: +44 (0)20 7567 8000

The contents of this announcement, which has been issued by Catlin and is the sole responsibility of Catlin, have been approved solely for the purposes of Section 21 (2) (b) of the Financial Services and Markets Act 2000 by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB, J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ and UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS Limited (together the "Joint Global Co-ordinators") are acting for Catlin and no one else in

connection with the Global Offer of common shares in Catlin (the "Shares") and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of Joint Global Co-ordinators, nor for giving advice in relation to the Global Offer or any information contained herein.

This announcement does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities and any purchase of or application for securities of Catlin pursuant to the Global Offer should only be made on the basis of the information contained in the formal listing particulars issued in connection with the Global Offer. The price and value of, and the income from, securities may go down as well as up. Persons needing advice should consult a professional adviser.

This announcement is not an offer of securities for sale in the United States. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. Catlin does not intend to make a public offering of the Shares in the United States.

The Shares will not qualify for distribution under any of the relevant securities laws of Canada or Japan nor has any prospectus in relation to the Shares been lodged with the Australian Securities and Investment Commission. Accordingly, absent registration or an available exemption from such requirements, the Shares may not be offered or sold, directly or indirectly, in or into Australia, Canada or Japan.

The Global Offer and the distribution of this announcement and the other documents or other information relating to the Global Offer may be restricted by law in certain jurisdictions. No action has been taken by Catlin or the Joint Global Co-ordinators or any of the underwriters that would permit the Global Offer, any offer of the Shares and/or possession or distribution of this announcement or any other offering or publicity material relating to the Global Offer and/or the Shares in any jurisdiction where action for that purpose is required, other than to certain investors in the United Kingdom. Persons into whose possession any of the documents or other information contained herein comes are required by Catlin to inform themselves about and to observe any such restrictions.

Stabilisation/FSA

CATLIN

Speciality insurance and reinsurance worldwide

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Catlin Group Limited announces price of 350 pence per share of initial public offering

Released: **1 April 2004**

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

HAMILTON, Bermuda – Catlin Group Limited, the international property and casualty insurer and reinsurer, today announces an offer price of 350 pence per share for its initial public offering of common shares (the "Global Offering") and their admission to trading on the London Stock Exchange plc's market for listed securities.

At the offer price Catlin will have a market capitalisation of nearly US$1 billion (£539 million).

The total offer of US$304 million (£166 million) includes US$200 million (£109 million) of primary common shares and US$104 million (£57 million) of secondary common shares sold by existing Catlin shareholders. An over-allotment option of a further US$46 million (£25 million) has been granted by certain shareholders taking part in the Global Offering. Following the Global Offering, 31 per cent of the Company's share capital will be held by new institutional investors (35 per cent assuming exercise of the entire over-allotment option).

Sir Graham Hearne, Chairman of the Catlin Group, said:

> "Catlin received an excellent response from the institutions worldwide that the management team met during the two week roadshow and book-building process. With the conclusion of the offering, we now look to the future with confidence as we continue to aim to increase value for our investors, both existing and new."

Stephen Catlin, Chief Executive of the Catlin Group, said:

> "I am delighted to welcome our new investors. This is an exciting stage in the development of Catlin as a world class insurance company. We look forward to working for all shareholders to develop further our distinctive three platform underwriting structure while striving to deliver superior returns on equity across insurance cycles."

Goldman Sachs International, JPMorgan and UBS Investment Bank are acting as joint global co-ordinators, joint bookrunners, joint sponsors and joint brokers to Catlin in connection with the Global Offering. Cazenove is co-broker to the Company and a co-lead manager. The other co-lead managers of the Global Offering are ABN AMRO Rothschild, Citigroup Capital Markets Limited and Fox-Pitt, Kelton.

Additional Information

The Global Offering comprises the issue of 31.18 million new common shares by the Company by way of a primary offering and the sale of 16.26 million existing common shares sold by existing shareholders of the Group by way of a secondary offering.

The number of shares in issue at listing will be 154.07 million. In total, 47.44 million common shares have been allocated to institutions under the Global Offering, representing 31 per cent of the issued share capital of Catlin and an offer size of $304 million (£166 million) prior to any exercise of the over-allotment option. At listing, the Company will have a market capitalisation of US$988 million (£539 million).

The net proceeds from the new common shares issued by the Company will be used to support the anticipated development of the Company's worldwide underwriting operations while continuing to maintain adequate regulatory and economic capital.

Certain shareholders selling in the Global Offering have granted an over-allotment option for 30 days after the date of admission to the Official List for the purchase of up to an additional 7.12 million existing common shares to meet over-allocations in connection with the Global Offering and to cover short positions resulting from stabilisation transactions.

The selling shareholders of the Company are subject to a six month lock-up, while Executive Directors are subject to a 12 month lock-up following admission.

The shares will be listed on the London Stock Exchange under the symbol "CGL". Final Listing Particulars are expected to be published later today and conditional dealings are expected to commence at 8.00am today. It is expected that unconditional dealings and admission to the Official List of the UK Listing Authority will take place at 8.00am on 6 April 2004.

- ends -

For more information contact:

Catlin Group Limited
James Burcke, Head of Communications Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Gavin Anderson & Company
Neil Bennett Tel: +44 (0)20 7554 1400
E-mail: nbennett@gavinanderson.co.uk

Liz Morley Tel: +44 (0)20 7554 1400
E-mail: emorley@gavinanderson.co.uk

Goldman Sachs
John Rafter Tel: +44 (0)20 7774 1000

JPMorgan
Robert Thomson Tel: +44 (0)20 7325 1000

UBS Investment Bank
Oliver Pawle Tel: +44 (0)20 7567 8000

Note to Editors

- Amounts in US dollars have been converted to pounds sterling using a rate of US$1.83 to £1, the rate as at 31 March 2004. These conversions are provided for editors' convenience and should not be construed as a representation that the converted amounts actually represent such pounds sterling amounts or could be converted into pounds sterling at the rate

indicated or any other rate.

Information About Catlin Group Limited

Catlin Group Limited is an underwriter of international specialty property/casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure comprised of: a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Asia and Continental Europe. Catlin believes that this structure provides it with considerable scope for earnings growth and a high degree of capital flexibility, and offers the Group access to the world's major insurance and reinsurance marketplaces.

Catlin believes that its forward-looking approach to business, realistic and flexible approach to underwriting cycles and commitment to gross underwriting profit have allowed it to grow significantly and to generate consistent returns in excess of the Lloyd's market average for every year closed year of account since 1988 as measured by return on allocated capacity on a Lloyd's accounting basis.

The Group's three underwriting platforms are:

- Syndicate 2003 at Lloyd's. Syndicate 2003, which is entirely funded by Catlin and managed by Catlin Underwriting Agencies Limited, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($909 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.
- Catlin Insurance Company Ltd. (CICL). CICL, a Class 4 insurer and reinsurer licensed in Bermuda, began underwriting in 2002 and writes property treaty and casualty treaty reinsurance as well as property and casualty insurance for US insurers on a surplus lines basis.
- UK Branch of Catlin Insurance Company Ltd. (CICL-UK). The UK Branch of CICL was approved by the UK Financial Services Authority in December 2003 and began underwriting in January 2004. It underwrites specialty lines of property and casualty insurance and reinsurance in parallel with Syndicate 2003. It also writes property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK businesses on a stand-alone basis.

Other Catlin Group offices located in the US, UK, Singapore, Malaysia and Germany underwrite property and casualty insurance and reinsurance business on behalf of the Group's three underwriting platforms. In total, the Catlin Group underwrites 30 classes of property and casualty insurance and reinsurance.

For the year ended 31 December 2003, Catlin wrote gross premiums totalling nearly US$1.2 billion, a 66% increase over 2002. Net income after tax amounted to US$127.0 million for a return on average equity of 22.1%. The Group's combined ratio for 2003 was 86.9%. As at 31 December 2003, the Group had total assets of nearly US$2.4 billion and shareholders equity of US$639 million.

Both Syndicate 2003 and CICL have been assigned financial strength ratings of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the 'A-' (Excellent) rating assigned by A.M. Best to the overall Lloyd's market.

Catlin's strategic objectives are

- To develop and utilise the Group's distinctive 'three platform' underwriting structure to maximise earnings and to produce controlled, sustainable growth. Subject to future regulatory, market and business conditions, it is currently anticipated that by the end of 2007, approximately 50% of the Group's business will be underwritten by CICL and the balance in the Syndicate;
- To strengthen further its distribution network to provide the Group with increased access to business in diverse geographic regions and business classes;

- To manage its capital efficiently and to adjust underwriting strategies to exploit prevailing conditions both in the overall marketplace and in individual classes of business;
- To manage risk through effective underwriting controls and procedures, rigorous analytical review, portfolio diversification and the efficient use of reinsurance;
- To continue enhancing and improving business processes and controls; and
- To maintain underwriting talent, discipline and focus, including the continued development of the Group's culture.

The contents of this announcement, which has been issued by Catlin Group Limited ("Catlin") and is the sole responsibility of Catlin, have been approved solely for the purposes of Section 21 (2) (b) of the Financial Services and Markets Act 2000 by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB, J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ and UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS Limited (together the "Joint Global Co-ordinators") are acting for Catlin and no one else in connection with the proposed offer (the "Global Offer") of common shares in Catlin issued and to be issued in connection with the Global Offer (the "Shares") and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of the Joint Global Co-ordinators, nor for giving advice in relation to the Global Offer or any information contained herein.

This announcement does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities and any purchase of or application for securities of Catlin pursuant to the Global Offer should only be made on the basis of the information contained in the formal listing particulars to be issued in connection with the Global Offer. The price and value of, and the income from, securities may go down as well as up. Persons needing advice should consult a professional adviser.

This announcement is not an offer of securities for sale in the United States. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. Catlin does not intend to make a public offering of the Shares in the United States.

The Shares will not qualify for distribution under any of the relevant securities laws of Canada or Japan nor has any prospectus in relation to the Shares been lodged with the Australian Securities and Investment Commission. Accordingly, absent registration or an available exemption from such requirements, the Shares may not be offered or sold, directly or indirectly, in or into Australia, Canada or Japan.

The Global Offer and the distribution of this announcement and the other documents or other information relating to the Global Offer may be restricted by law in certain jurisdictions. No action has been taken by Catlin or the Joint Global Co-ordinators or any of the underwriters of the Global Offer that would permit the Global Offer, any offer of the Shares and/or possession or distribution of this announcement or any other offering or publicity material relating to the Global Offer and/or the Shares in any jurisdiction where action for that purpose is required, other than to certain investors in the United Kingdom. Persons into whose possession any of the documents or other information contained herein comes are required by Catlin to inform themselves about and to observe any such restrictions.

This announcement may include "forward-looking statements". All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Catlin's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Catlin's products and services) are forward-looking

statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Catlin to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These factors include but are not limited to those described in Part 4: Risk Factors or elsewhere in the formal listing particulars to be issued in connection with the Global Offer.

Such forward-looking statements are based on numerous assumptions regarding Catlin's present and future business strategies and the environment in which Catlin will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Catlin expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any changes in Catlin's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Information in this announcement or any of the documents relating to the Global Offer and/or the Shares cannot be relied upon as a guide to future performance.



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Catlin Group Limited announces indicative price range for global offering of common shares

Released: **17 March 2004**

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

HAMILTON, Bermuda – Catlin Group Limited, the international property and casualty insurer and reinsurer, today announces further details relating to an initial public offering of common shares (the "Offering") and admission to the London Stock Exchange plc.

Catlin announces an indicative price range of between 350 pence and 420 pence per common share, valuing the Group at between US$1,018 million to US$1,208 million (£560 million and £664 million) following the completion of the Offering. The offer price will be determined following a book-building process targeted at institutional investors in the UK and internationally. The institutional roadshow and book-building period will begin today and will end on 31 March 2004. The offer price is expected to be announced, and conditional dealings commence, on 1 April 2004. It is expected that the listing will take place and unconditional dealings will commence on 6 April 2004.

The Offering will comprise US$200 million (£110 million) of primary common shares issued by Catlin and up to US$250 million (£138 million) of secondary common shares sold by investors that are existing shareholders of the Group, giving a total offer size of up to US$450 million (£248 million). The proceeds from the new common shares to be issued by Catlin will be used to support the Group's underwriting and for general business purposes.

Goldman Sachs International, JPMorgan and UBS Investment Bank are acting as joint global co-ordinators, joint bookrunners and joint sponsors to Catlin in connection with the Offering. Cazenove is co-broker to the company and a co-lead manager. The other co-lead managers of the Offering are ABN AMRO Rothschild, Citigroup Capital Markets Limited and Fox-Pitt, Kelton.

Commenting on the Group's proposed listing on the London Stock Exchange, Stephen Catlin, the Group's chief executive officer, said:

> "The flotation of shares is the next important stage in Catlin's development. The Company has grown significantly and has established a strong base internationally on which to go forward. This IPO will give investors the opportunity to share in the exciting future of the Group."

Catlin underwrites a broad variety of specialty insurance and reinsurance business through three underwriting platforms: Syndicate 2003 at Lloyd's, Catlin Insurance Company Ltd. in Bermuda (CICL) and the UK branch of CICL (CICL-UK). For the year ended 31 December 2003, Catlin's gross premiums written totalled nearly US$1.2 billion, a 66% increase over 2002. Net income after tax amounted to US$127.0 million in 2003 for a return on average equity of 22.1%. The Group's combined ratio for 2003 was 86.9%. As at 31 December 2003, the Group had total

assets of nearly US$2.4 billion and shareholders equity of US$639 million.

Both Syndicate 2003 and CICL have been assigned financial strength ratings of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the 'A-' (Excellent) rating assigned by A.M. Best to the overall Lloyd's market.

- ends -

For more information contact:

Catlin Group Limited		
James Burcke, Head of Communications	Tel:	+44 (0)20 7458 5710
	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Gavin Anderson & Company		
Neil Bennett	Tel:	+44 (0)20 7554 1400
	E-mail:	nbennett@gavinanderson.co.uk
Liz Morley	Tel:	+44 (0)20 7554 1400
	E-mail:	emorley@gavinanderson.co.uk
Goldman Sachs		
John Rafter	Tel:	+44 (0)20 7774 1000
JPMorgan		
Robert Thomson	Tel:	+44 (0)20 7325 1000
UBS Investment Bank		
Oliver Pawle	Tel:	+44 (0)20 7567 8000

1. The value of the Group is calculated using between 159.9 million and 158.1 million shares, being the fully diluted number of shares, calculated in accordance with US Generally Accepted Accounting Principles.

2. Amounts in US dollars have been converted to pounds sterling using a rate of US$1.818 to £1, the rate as at 16 March 2004. These conversions are provided for editors' convenience and should not be construed as a representation that the converted amounts actually represent such pounds sterling amounts or could be converted into pounds sterling at the rate indicated or any other rate.

Information About Catlin Group Limited

Catlin Group Limited is an underwriter of international specialty property/casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure comprised of: a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Asia and Continental Europe. Catlin believes that this structure provides it with considerable scope for earnings growth and a high degree of capital flexibility, and provides the Group with access to the world's major insurance and reinsurance marketplaces.

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Catlin Group Limited announces preliminary results to the year ended 31 December 2003

Released: **3 March 2004**

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

HAMILTON, Bermuda – Catlin Group Limited, the international property and casualty insurance and reinsurance group, today releases its preliminary consolidated financial results for the year ended 31 December 2003.

	2003 (US$m)	2002 (US$m)
Gross premiums written	1,198.2	722.9
Net premiums earned	844.9	382.1
Net income/(loss) before tax	146.3	(28.3)
Net income/(loss) after tax	127.0	(11.7)
Combined ratio	86.9%	113.8%
Return on average equity	22.1%	-

The Group's 2003 financial results include insurance business underwritten by Syndicate 2003 at Lloyd's and Catlin Insurance Company Ltd. ('CICL') of Bermuda. The Group's financial results are prepared in accordance with US generally accepted accounting principles ('US GAAP') and are stated in US dollars.

For the year ending 31 December 2003, gross premiums written totalled US$1,198.2 million, an increase of 66% compared with 2002. The Group achieved a combined ratio of 86.9% in 2003, compared with 113.8% the previous year. Net income before tax amounted to US$146.3 million in 2003 while net income after tax amounted to US$127.0 million, generating a return on average equity of 22.1%.

As at 31 December 2003, the Group had total assets of US$2,392.5 million and total shareholders' equity of US$638.6 million.

Both Syndicate 2003 and CICL have been assigned a financial strength rating of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the overall rating of 'A-' (Excellent) assigned to the Lloyd's market by A.M. Best.

Sir Graham Hearne, chairman of Catlin, said:

> "2003 was an excellent year for the Catlin Group. Not only do these results speak for themselves, but the Group expanded significantly last year in a number of areas, in both the UK and Bermuda, which give us great scope for further development."

Stephen Catlin, the Group's chief executive, said:

"The Catlin Group had an outstanding year in 2003. Net income and gross premiums written reached record levels, and we achieved a 22% return on average equity. This performance was the result of both our forward-looking approach to business, which has allowed the Group to reap the benefits of advantageous market conditions, and the hard work of the Catlin team. Our achievements in 2003 combined with the Group's unique operating structure, including three underwriting platforms in 2004, provides a strong base for opportunities this year and beyond."

- ends -

For more information contact:

Catlin Group Limited
James Burcke, Head of Communications Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Gavin Anderson & Company
Neil Bennett Tel: +44 (0)20 7554 1400 (Office)
E-mail: nbennett@gavinanderson.co.uk
Liz Morley Tel: +44 (0)20 7554 1400 (Office)
E-mail: emorley@gavinanderson.co.uk

Information About Catlin Group Limited

Catlin Group Limited is an underwriter of international specialty property/casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure comprised of: a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Asia and Continental Europe. Catlin believes that this structure provides it with considerable scope for earnings growth and a high degree of capital flexibility, and provides the Group with access to the world's major insurance and reinsurance marketplaces.

Catlin believes that its forward-looking approach to business, realistic and flexible approach to underwriting cycles and commitment to gross underwriting profits have allowed it to grow significantly and to generate consistent returns in excess of the Lloyd's market average.

The Group's three underwriting platforms are:

- Syndicate 2003 at Lloyd's. Syndicate 2003, which is entirely funded by Catlin and managed by Catlin Underwriting Agencies Limited, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($950 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.
- Catlin Insurance Company Ltd. (CICL). CICL, a Class 4 insurer and reinsurer licensed in Bermuda, began underwriting in 2002 and writes property treaty and casualty treaty reinsurance, and property and casualty insurance for US companies on a surplus lines basis.
- UK Branch of Catlin Insurance Company Ltd. (CICL-UK). The UK Branch of CICL was approved by the UK Financial Services Authority in December 2003 and began underwriting on 1 January 2004. It underwrites specialty lines of property and casualty insurance and reinsurance in parallel with Syndicate 2003. It also writes property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK businesses on a stand-alone basis.

Other Catlin Group offices located in the US, UK, Singapore, Malaysia and Germany underwrite property and casualty insurance and reinsurance business on behalf of the Group's three underwriting platforms. In total, the Catlin Group underwrites 30 classes of property and casualty insurance and reinsurance.

For the year ended 31 December 2003, Catlin wrote gross premiums totalling

nearly US$1.2 billion, a 66% increase over 2002. Net income after tax amounted to US$127.0 million for a return on average equity of 22.1%. The Group's combined ratio for 2003 was 86.9%. As at 31 December 2003, the Group had total assets of nearly US$2.4 billion and shareholders equity of US$639 million.

Both Syndicate 2003 and CICL have been assigned a financial strength rating of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the overall rating of 'A-' (Excellent) assigned to the Lloyd's market by A.M. Best.

This announcement does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities, and any purchase of or application for securities of Catlin pursuant to the proposed offering of common shares ("the Shares") in Catlin (the "Global Offer") should only be made on the basis of the information contained in the formal listing particulars to be issued in connection with the Global Offer. The price and value of, and the income from, securities may go down as well as up. Persons needing advice should consult a professional adviser.

This announcement is not an offer of securities for sale in the United States. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. Catlin does not intend to make a public offering of the Shares in the United States.

The Global Offer and the distribution of this announcement and the other documents or other information relating to the Global Offer may be restricted by law in certain jurisdictions.

This announcement may include "forward-looking statements". All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Catlin's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Catlin's products and services) are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Catlin to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These factors include but are not limited to those described in Part 4: Risk Factors and elsewhere in the formal listing particulars to be issued in connection with the Global Offer.

Such forward-looking statements are based on numerous assumptions regarding Catlin's present and future business strategies and the environment in which Catlin will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Catlin expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any changes in Catlin's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Press Releases

Archive 2004

Catlin Group Limited announces intention to proceed with initial public offering in the UK

Released: **3 March 2004**

The information contained herein is restricted and is not for publication, release or distribution in the United States of America, Australia, Canada or Japan.

HAMILTON, Bermuda – Catlin Group Limited, the international property and casualty insurance and reinsurance group, today announces its intention to proceed with an initial public offering of common shares and admission to the London Stock Exchange plc.

It is intended that the initial public offering (the "Offering") will be completed in April 2004, and that common shares in Catlin will be sold to institutional investors in the United Kingdom and internationally.

Catlin underwrites a broad variety of specialty insurance and reinsurance business through three underwriting platforms: Syndicate 2003 at Lloyd's, Catlin Insurance Company Ltd. in Bermuda (CICL) and the UK branch of CICL (CICL-UK). For the year ended 31 December 2003, Catlin's gross premiums written totalled nearly US$1.2 billion, a 66% increase over 2002. Net income after tax amounted to US$127.0 million for a return on average equity of 22.1%. The Group's combined ratio for 2003 was 86.9%. As at 31 December 2003, the Group had total assets of nearly US$2.4 billion and shareholders equity of US$639 million.

Both Syndicate 2003 and CICL have been assigned financial strength ratings of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the 'A-' (Excellent) rating assigned by A.M. Best to the overall Lloyd's market.

The Offering will comprise US$200 million of primary common shares issued by Catlin and an additional amount of secondary common shares sold by investors that are existing shareholders of the Group. The proceeds from the new common shares to be issued by Catlin will be used to support the Group's underwriting and for general business purposes.

Goldman Sachs International, JPMorgan and UBS Investment Bank are acting as joint global co-ordinators, joint bookrunners and joint sponsors to Catlin in connection with the Offering. Cazenove is co-broker to the company and a co-lead manager. The other co-lead managers of the Offering are ABN AMRO Rothschild, Citigroup Global Markets Limited and Fox-Pitt, Kelton.

Commenting on the Group's proposed listing on the London Stock Exchange, Sir Graham Hearne, Chairman of Catlin, said:

> "The Catlin Group today announces its intention to float alongside excellent financial results for 2003. I am delighted that this IPO will give investors the opportunity to share in the exciting future of the Group."
>
> Stephen Catlin, the Group's chief executive officer, said:

"The decision to seek a listing on the London Stock Exchange is another milestone in the evolution of the Catlin Group, which since 1988 has consistently outperformed the Lloyd's market as a whole. We believe that we are distinctively positioned to take advantage of profitable opportunities in global property and casualty insurance and reinsurance markets."

- ends -

For more information contact:

Catlin Group Limited

James Burcke, Head of Communications	Tel:	+44 (0)20 7458 5710
	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com

Gavin Anderson & Company

Neil Bennett	Tel:	+44 (0)20 7554 1400
	E-mail:	nbennett@gavinanderson.co.uk
Liz Morley	Tel:	+44 (0)20 7554 1400
	E-mail:	emorley@gavinanderson.co.uk

Goldman Sachs

John Rafter	Tel:	+44 (0)20 7774 1000

JPMorgan

Robert Thomson	Tel:	+44 (0)20 7325 1000

UBS Investment Bank

Oliver Pawle	Tel:	+44 (0)20 7567 8000

Information About Catlin Group Limited

Catlin Group Limited is an underwriter of international specialty property/casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure comprised of: a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Asia and Continental Europe. Catlin believes that this structure provides it with considerable scope for earnings growth and a high degree of capital flexibility, and provides the Group with access to the world's major insurance and reinsurance marketplaces.

Catlin believes that its forward-looking approach to business, realistic and flexible approach to underwriting cycles and commitment to gross underwriting profit have allowed it to grow significantly and to generate consistent returns in excess of the Lloyd's market average.

The Group's three underwriting platforms are:

- **Syndicate 2003 at Lloyd's.** Syndicate 2003, which is entirely funded by Catlin and managed by Catlin Underwriting Agencies Limited, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($950 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.

- **Catlin Insurance Company Ltd. (CICL).** CICL, a Class 4 insurer and reinsurer licensed in Bermuda, began underwriting in 2002 and writes property treaty and casualty treaty reinsurance as well as property and casualty insurance for US companies on a surplus lines basis.

- **UK Branch of Catlin Insurance Company Ltd.** (CICL-UK). The UK Branch of CICL was approved by the UK Financial Services Authority in December 2003 and began underwriting on 1 January 2004. It underwrites specialty lines of property and casualty insurance and reinsurance in parallel with Syndicate 2003. It also writes property, general liability,

professional indemnity, directors' and officers' liability and crime insurance for UK businesses on a stand-alone basis.

Other Catlin Group offices located in the US, UK, Singapore, Malaysia and Germany underwrite property and casualty insurance and reinsurance business on behalf of the Group's three underwriting platforms. In total, the Catlin Group underwrites 30 classes of property and casualty insurance and reinsurance.

For the year ended 31 December 2003, Catlin wrote gross premiums totalling nearly US$1.2 billion, a 66% increase over 2002. Net income after tax amounted to US$127.0 million for a return on average equity of 22.1%. The Group's combined ratio for 2003 was 86.9%. As at 31 December 2003, the Group had total assets of nearly US$2.4 billion and shareholders equity of US$639 million.

Both Syndicate 2003 and CICL have been assigned financial strength ratings of 'A' (Excellent) by A.M. Best Company. Syndicate 2003's Best rating is superior to the 'A-' (Excellent) rating assigned by A.M. Best to the overall Lloyd's market.

The contents of this announcement, which has been issued by Catlin Group Ltd ("Catlin") and is the sole responsibility of Catlin, have been approved solely for the purposes of Section 21 (2) (b) of the Financial Services and Markets Act 2000 by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB, J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ and UBS Limited of 1 Finsbury Avenue, London EC2M 2PP.

Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS Limited (together the "Joint Global Co-ordinators") are acting for Catlin and no one else in connection with the proposed offer (the "Global Offer") of common shares in Catlin issued and to be issued in connection with the Global Offer (the "Shares") and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of the Joint Global Co-ordinators, nor for giving advice in relation to the Global Offer or any information contained herein.

This announcement does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities and any purchase of or application for securities of Catlin pursuant to the Global Offer should only be made on the basis of the information contained in the formal listing particulars to be issued in connection with the Global Offer. The price and value of, and the income from, securities may go down as well as up. Persons needing advice should consult a professional adviser.

This announcement is not an offer of securities for sale in the United States. The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. Catlin does not intend to make a public offering of the Shares in the United States.

The Shares will not qualify for distribution under any of the relevant securities laws of Canada or Japan nor has any prospectus in relation to the Shares been lodged with the Australian Securities and Investment Commission. Accordingly, absent registration or an available exemption from such requirements, the Shares may not be offered or sold, directly or indirectly, in or into Australia, Canada or Japan.

The Global Offer and the distribution of this announcement and the other documents or other information relating to the Global Offer may be restricted by law in certain jurisdictions.

No action has been taken by Catlin or the Joint Global Co-ordinators or any of the underwriters of the Global Offer that would permit the Global Offer, any offer of the Shares and/or possession or distribution of this announcement or any other offering or publicity material relating to the Global Offer and/or the Shares in any jurisdiction where action for that purpose is required, other than to certain investors in the United Kingdom. Persons into whose possession any of the documents or other information contained herein comes are required by Catlin to inform themselves about and to observe any such restrictions.

This announcement may include "forward-looking statements". All statements

other than statements of historical facts included in this announcement, including, without limitation, those regarding Catlin's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Catlin's products and services) are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Catlin to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These factors include but are not limited to those described in Part 4: Risk Factors and elsewhere in the formal listing particulars to be issued in connection with the Global Offer.

Such forward-looking statements are based on numerous assumptions regarding Catlin's present and future business strategies and the environment in which Catlin will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Catlin expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any changes in Catlin's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Information in this announcement or any of the documents relating to the Global Offer and/or the Shares cannot be relied upon as a guide to future performance.

Stabilisation\FSA



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Press Releases

Archive 2003

Catlin Group Limited establishes German subsidiary in Cologne to underwrite specie business

Released: **17 December 2003**

LONDON – Catlin Group Limited has announced the formation of a German subsidiary, Catlin GmbH, which will be based in Cologne.

Catlin GmbH will operate as a Lloyd's coverholder and underwrite business on behalf of Syndicate 2003 at Lloyd's, which is managed by Catlin Underwriting Agencies Limited, and other Lloyd's syndicates.

Catlin GmbH will begin operations on 1 January 2004 and will initially underwrite cash in transit and other specie business. The new company will be managed by Ronan Gerety and Norbert Hasbach, both of whom until recently had been executives with responsibility for cash in transit and specie business for Gerling Industrial Insurance Company in Cologne.

Paul Jardine, chief executive of Catlin Underwriting Agencies Limited, said:

> "We are pleased to announce the establishment of Catlin GmbH in Cologne, the Catlin Group's first office in Continental Europe. We believe that the business to be written by Catlin GmbH will complement the existing book of specie business underwritten by Syndicate 2003, which is recognised as one of the leading specie underwriters at Lloyd's. We are fortunate to have recruited Ronan and Norbert to manage the new German company.
>
> "The establishment of Catlin GmbH will strengthen an already established specie and cash in transit insurance market in Cologne, and we look forward to co-operating with German insurers in providing risk management resources to clients."

Effective 1 January 2004, the details of Catlin GmbH in Cologne will be as follows:

Catlin GmbH
ABC-Tower
Ettore-Bugatti-Str. 6-14
51176 Köln
Germany
Telephone: +49 (0) 221 284 9651
Fax +49 (0) 221 284 9654

For further information contact:

James Burcke
Catlin Group Limited
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Notes to Editors:

Catlin Underwriting Agencies Limited (CUAL) manages syndicate 2003 at Lloyd's of London, which has a gross capacity of £500 million for the 2003 and 2004 years of account. Syndicate 2003 has received an 'A' (Excellent) rating from A.M. Best Company.

CUAL also underwrites on behalf of the newly established UK Branch of Bermuda-based Catlin Insurance Company Ltd. (CICL). CICL, which is also rated 'A' (Excellent) by A.M. Best, had $532.9 million in surplus at 30 June 2003 , the date of the company's most recent unaudited accounts.

CUAL and CICL are wholly owned subsidiaries of Catlin Group Limited (CGL). CGL has further direct and indirect subsidiaries in the Singapore ; Malaysia ; Scotland ; Germany ; and Houston and New Orleans , USA . Shares in CGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and private equity investment funds, including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.



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Archive 2003

Curran, Tremble and Walker are promoted at Catlin Underwriting Agencies Limited
Released: **17 December 2003**

LONDON – Catlin Underwriting Agencies Limited (CUAL), which manages syndicate 2003 at Lloyd's and underwrites on behalf of the newly established UK Branch of Catlin Insurance Company Ltd. (CICL), has promoted Daniel Curran, John Tremble and Graham Walker to class underwriter.

Daniel Curran will underwrite professional indemnity insurance, while John Tremble and Graham Walker will underwrite non-marine binding authority business. All three had previously been underwriting assistants at CUAL.

In announcing the appointments, Paul Jardine, CUAL's chief executive, said:

> "I am delighted to announce the promotions of Dan, John and Graham. CUAL is a leading underwriter of both professional indemnity insurance and non-marine binding authority business, and these promotions will further strengthen our capabilities in these areas. These appointments also demonstrate CUAL's policy of appointing class underwriters from within whenever possible."

Daniel Curran graduated from Kent University in Canterbury with a BA (Hons) in economics and history. He began his insurance career in January 1996 when he joined SBW Insurance Research in London as an insurance analyst. He joined CUAL in October 2000 as an underwriting assistant in the Casualty Business Group.

John Tremble began his insurance career with Turegum Insurance Company in 1983. In 1987 he joined syndicate 947 at Lloyd's, managed by Chartwell Managing Agents Limited, as an assistant underwriter. He was promoted to class underwriter for the non-marine facultative account in 1999 when syndicate 947 merged with syndicate 952, managed by Greenwich Managing Agency Limited. He joined CUAL in May 2003 as an underwriting assistant for non-marine binding authorities.

Graham Walker entered the insurance industry as a claims assistant in 1982, before joining D G Durham Insurance Brokers as a claims broker in 1985. In 1992 he joined Poland non-marine syndicate 109 at Lloyd's as a claims adjuster for all North American classes, before joining syndicate 179 in a similar capacity in 1994, assuming responsibility for the binding authority claims. For the 1996 year of account, syndicate 179 was merged with syndicates 1003 and 2003, managed by CUAL. He was appointed an underwriting assistant for the non-marine binding authority account in 2000.

- ends –

For further information contact:

James Burcke
Catlin Group Limited

Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Notes to Editors:

Catlin Underwriting Agencies Limited (CUAL) manages syndicate 2003 at Lloyd's of London, which has a gross capacity of £500 million for the 2003 and 2004 years of account. Syndicate 2003 has received an 'A' (Excellent) rating from A.M. Best Company.

CUAL also underwrites on behalf of the newly established UK Branch of Bermuda-based Catlin Insurance Company Ltd. (CICL). CICL, which is also rated 'A' (Excellent) by A.M. Best, had $532.9 million in surplus at 30 June 2003 , the date of the company's most recent unaudited accounts.

CUAL and CICL are wholly owned subsidiaries of Catlin Group Limited (CGL). CGL has further direct and indirect subsidiaries in the Singapore ; Malaysia ; Scotland ; Germany ; and Houston and New Orleans , USA . Shares in CGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and private equity investment funds, including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.

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Archive 2003

Financial Services Authority approves UK Branch of Catlin Insurance Company Limited

Released: **4 December 2003**

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LONDON – Catlin Insurance Company Ltd. (CICL), the Bermuda insurance underwriting subsidiary of Catlin Group Limited, has received approval from the Financial Services Authority to establish a UK Branch Office of CICL.

The UK Branch of CICL (CICL-UK) will immediately begin writing specialty lines of insurance and reinsurance attaching from 1 January 2004. Much of this business will be written in parallel with Syndicate 2003 at Lloyd's, which is managed by Catlin Underwriting Agencies Limited (CUAL), also a subsidiary of the Catlin Group. However, CICL-UK will write some classes of business on a stand-alone basis, including property, general liability, professional indemnity, directors and officers liability, and crime coverage for UK risks.

Both CICL and Lloyd's Syndicate 2003 are rated 'A' (Excellent) by A.M. Best Company. Underwriting by CICL-UK is supported by CICL's capital and surplus, which amounted to US$532.9 million as at 30 June 2003, the date of the most recent unaudited CICL accounts.

The establishment of CICL-UK is an integral element of the Catlin Group's unique strategy to diversify its trading platforms to offer maximum flexibility to brokers and their clients. The Catlin Group now offers brokers a choice of three underwriting platforms: a Lloyd's syndicate, a Bermuda-based insurance company and a UK-domiciled branch of the Bermuda company. This strategy does not indicate any diminution in the Catlin Group's commitment to Lloyd's. It is anticipated that the syndicate's stamp capacity of £500 million will be maintained at least at this level for the 2004 underwriting year.

As previously announced, CICL-UK will be managed by Andreas Loucaides, chief executive, and Richard Clapham, underwriting director, both of whom were formerly key executives of PRI Group plc. PRI, which was established in 2002 as a listed company that specialised in underwriting professional indemnity and other types of insurance, was acquired earlier this year by Brit Insurance Holdings plc. Richard Clapham began work at the Catlin Group in November; Andreas Loucaides will join the Group in January 2004.

In addition, Christopher Mauduit has joined the CICL-UK underwriting team this week as a professional indemnity underwriter. He was formerly underwriting manager of the professional indemnity department of The Underwriter Insurance Company.

Additional staff will be hired in the near future to underwrite exclusively for CICL-UK, although most underwriting and other functions will largely be carried out on behalf of CICL-UK by existing Catlin Group employees in L ondon.

Stephen Catlin, chief executive of the Catlin Group and chairman of both CICL and CUAL, said:

"We are pleased that the Financial Services Authority has approved the

establishment of CICL-UK, which will allow the branch to commence underwriting immediately. One of the reasons we have established CICL-UK is to give brokers and their clients more options within the London insurance market. We are looking forward to working with brokers to introduce CICL-UK during this renewal season and to explain the advantages it creates."

- ends –

For further information contact:

James Burcke
Catlin Group Limited
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Neil Bennett/Elizabeth Morley
Gavin Anderson & Company
Tel: +44 (0)20 7554 1400

Notes to Editors:

Catlin Group Limited is the Bermuda-based parent company of Catlin Underwriting Agencies Ltd (CUAL), which manages syndicate 2003 at Lloyd's of London, and Catlin Insurance Company Ltd. (CICL), which is based in Bermuda and which also has established a UK Branch. Both Syndicate 2003 and CICL have received 'A' (Excellent) ratings from A.M. Best Company.

Shares in the Catlin Group are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and by private equity investment funds including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.

Other Catlin direct and indirect subsidiaries are located in Singapore; Malaysia; Germany , Glasgow and Leeds in the UK ; and Houston and New Orleans in the US.



News

Press Releases

Archive 2003

Catlin Insurance Company Ltd. of Bermuda seeks permission to open UK Branch

Released: **12 November 2003**

LONDON – Catlin Insurance Company Ltd. (CICL), the Bermuda insurance underwriting subsidiary of Catlin Group Limited, has applied to the UK Financial Services Authority for approval to establish a UK Branch Office.

The establishment of the UK branch of CICL (CICL-UK), which is subject to FSA approval, allows the Catlin Group to offer brokers and their clients a choice of three underwriting platforms: a Lloyd's syndicate, a Bermuda-based insurance company and a UK-domiciled branch of the Bermuda company. CICL-UK is an integral element of the Catlin Group's strategy to diversify its trading platforms to offer maximum flexibility to brokers and their clients.

Both CICL and Lloyd's Syndicate 2003 are rated 'A' (Excellent) by A.M. Best Company.

It is intended that CICL-UK will underwrite speciality lines of insurance and reinsurance attaching from 1 January 2004. Much of this business will be written in parallel with Lloyd's Syndicate 2003, which is managed by Catlin Underwriting Agencies Limited (CUAL), also a subsidiary of the Catlin Group. However, CICL-UK will write 100% of some classes of business on a stand-alone basis and will develop further the syndicate's existing book of UK professional indemnity business.

CICL-UK will be managed by Andreas Loucaides, chief executive, and Richard Clapham, underwriting director, both of whom were formerly key executives of PRI Group plc. PRI, which was established in 2002 as a listed company that specialised in underwriting professional indemnity and other types of insurance, was acquired earlier this year by Brit Insurance Holdings plc. Richard Clapham began work at the Catlin Group earlier this month; Andreas Loucaides will join the Group in January 2004.

Stephen Catlin, chief executive of the Catlin Group and chairman of both CICL and CUAL, said:

> "This establishment of a UK Branch of CICL is designed to increase the Catlin group's underwriting flexibility, to optimise the deployment of capital, and to give brokers and clients more options. It does not indicate any diminution in the Catlin Group's commitment to Lloyd's. As evidence of this, Syndicate 2003 in October increased both its stamp capacity and *funds at Lloyd's for the current year of account. Stamp capacity* was increased from £450 million (US$725 million) to £500 million (US$805 million). It is anticipated that the syndicate's capacity will be maintained at least at this level for the 2004 underwriting year.
>
> "I am also delighted to announce that Andreas Loucaides and Richard Clapham are joining the Catlin Group to manage CICL-UK. Andreas and Richard have a proven track record as insurance executives and underwriters, both at PRI and in the Lloyd's market. We believe they are

the ideal persons to lead the launch of the CICL-UK."

Andreas Loucaides said:

> "I am very excited at the prospect of joining the Catlin Group, an international insurance organisation known for its commitment to quality underwriting and client service. I look forward to working with the existing team of Catlin professionals to build the proposed UK Branch of CICL into a vital player in the London insurance market."

Richard Clapham said:

> "Joining the Catlin Group and the proposed UK Branch of CICL is a unique opportunity which I am proud to have accepted. I am confident that CICL-UK will quickly earn the excellent reputation now enjoyed by Catlin's existing London operations for creative underwriting, client and broker service and superior financial security."

CICL's capital and surplus, which amounted to US$532.9 million as at 30 June 2003, supports underwriting by both the Bermuda company and the UK branch. CICL is currently authorised to write excess and surplus lines business in more than 30 US states. By 1 January 2004, it is anticipated that CICL will be authorised in US states that represent, in terms of premium volume, 70% of the US business written by Syndicate 2003.

Underwriting and other functions will largely be carried out on behalf of CICL-UK by existing Catlin Group employees in London, although some new staff will be hired to work exclusively for CICL-UK.

- ends –

For further information contact:

James Burcke
Catlin Group Limited
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Neil Bennett/Elizabeth Morley
Gavin Anderson & Company
Tel: +44 (0)20 7554 1400

1. Catlin Group Limited is the Bermuda-based parent company of Catlin Underwriting Agencies Ltd (CUAL), which manages syndicate 2003 at Lloyd's of London, and Catlin Insurance Company Ltd., which is based in Bermuda and which has applied for approval to open a UK branch. Both Syndicate 2003 and CICL have received 'A' (Excellent) ratings from A.M. Best Company.

   Shares in the Catlin Group are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and by private equity investment funds including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.

   Other Catlin direct and indirect subsidiaries are located in Singapore; Malaysia; Germany, Glasgow and Leeds in the UK; and Houston and New Orleans in the US.
2. Biographies of Andreas Loucaides and Richard Clapham are attached.

ANDREAS LOUCAIDES

Andreas Loucaides, 51, began his insurance career in 1971 at Lowndes Lambert Group as a treaty reinsurance broker. He joined British National Insurance Company in 1976 as outwards reinsurance manager. In 1981, he joined the R E Brown & Others Syndicate 702 at Lloyd's as an underwriter. He was promoted to deputy underwriter of the syndicate in 1986 and active underwriter in 2000, during which time the syndicate's premium capacity grew from £2 million to £90 million. Following the syndicate's acquisition by Markel Corporation, Andreas Loucaides

spearheaded the formation of PRI Group plc and later served as the company's chief executive officer. PRI, which specialised in underwriting professional indemnity and related classes of insurance, completed a £130 million initial public offering on the Alternative Investment Market in June 2002 and commenced trading in September 2002. PRI was acquired by Brit Insurance Holdings plc in May 2003. Andreas Loucaides will join Catlin Group Limited in January 2004 as chief executive of the UK Branch of Catlin Insurance Company Ltd.

RICHARD CLAPHAM

Richard Clapham, 39, entered the insurance industry ain 1983 as a management trainee with Trade Indemnity plc. Later in 1983 he joined insurance broker D R Fleet & Company Limited, where he served for 13 years as a broker, company director and the company's compliance officer. Following the acquisition of D R Fleet by Bain Hogg International in 1996, he became a director in Bain Hogg's reinsurance department. In 1997 he joined R E Brown & Others Syndicate 702 at Lloyd's as outwards reinsurance manager, and in 2000 he became deputy underwriter of the syndicate. Following the syndicate's acquisition by Markel Corporation, he was appointed managing director of Markel International's professional indemnity division. He resigned from Markel to become chief operations director of PRI Group plc in July 2002, shortly before PRI commenced trading. At PRI he was responsible for PRI's underwriting and operational systems, broker relationships and reinsurance placements. PRI was acquired by Brit Insurance Holdings plc in May 2003. Richard Clapham joined Catlin Group Limited in November 2003 as director of underwriting at the UK Branch of Catlin Insurance Company Ltd.



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Catlin Group Limited appoints Michael Hepher, Michael Crall and Richard Havilland to Board of Directors

Released: **27 October 2003**

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HAMILTON, Bermuda – Catlin Group Limited, the parent of Catlin Underwriting Agencies Limited at Lloyd's of London and Catlin Insurance Company Ltd. of Bermuda, announces the appointment of three non-executive directors to its Board.

They are:

- **Michael Hepher**, formerly chairman and chief executive of merchant bank Charterhouse plc, group managing director of British Telecommunications plc, and chairman and chief executive of Lloyds Abbey Life plc;
- **Michael Crall**, who will retire later this year as chief executive of Equitas Holdings Limited, the company which has reinsured and is running off Lloyd's pre-1993 liabilities; and
- **Richard M. Haverland**, formerly chairman, president and chief executive officer of Highlands Insurance Group Inc in the US.

In announcing the appointments, Sir Graham Hearne, chairman of Catlin Group Limited, commented:

> "I am delighted to announce the appointment of three highly qualified businessmen to the CGL Board of Directors. Michael Hepher, Michael Crall and Richard Haverland each have substantial experience and proven track records, both in insurance and in other sectors of the business world. The CGL Board will be greatly enhanced by the addition of their expertise and independent viewpoints."

Stephen Catlin, chief executive of Catlin Group Limited, said:

> "I am looking forward to working with Michael Hepher, Michael Crall and Richard Haverland. As a rapidly growing insurance organisation, the Catlin Group will benefit immensely from the participation on the Board of Directors of these highly qualified professionals.

In addition to their duties as non-executive directors, Michael Hepher will chair the Board's Audit Committee, Michael Crall will chair the Compensation Committee and Richard Haverland will chair the Investment Committee.

- ends -

For more information, contact:

James Burcke , Head of Communications

Telephone:	+44 (0)207 458 5710
Mobile:	+44 (0)7958 767 738

E-mail: james.burcke@catlin.com

Notes to Editors

Catlin Group Limited is the Bermuda-based parent company of Catlin Underwriting Agencies Ltd (CUAL), which manages syndicate 2003 at Lloyd's of London, and Catlin Insurance Company Ltd. in Bermuda . Both Syndicate 2003 and CICL have received 'A' (Excellent) ratings from A.M. Best Company.

Shares in the Catlin Group are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and by private equity investment funds including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding. Other Catlin direct and indirect subsidiaries are located in Singapore ; Malaysia ; Glasgow ; and Houston and New Orleans, USA .

Brief biographies of Michael Hepher, Michael Crall and Richard Haverland follow

MICHAEL HEPHER

Michael Hepher is currently chairman of Telecity plc, an IT services firm, and Lane, Clark & Peacock LLP, a firm of consulting actuaries. He is also a non-executive director of Catlin Group Limited, Kingfisher plc, and Canada Life Assurance Company of Toronto . He was formerly chairman and chief executive officer of Charterhouse plc and group managing director of British Telecommunications plc. He served as chairman and chief executive of Abbey Life Group plc and subsequently Lloyds Abbey Life plc for 12 years. He also has served as president and chief executive officer of Maritime Life Assurance Company of Canada and chief actuary of Commercial Life Assurance Company of Canada . He is a fellow of the Institute of Actuaries .

MICHAEL CRALL

Since 1995 Michael Crall has been chief executive of Equitas Holdings Limited, the company that has reinsured and is running off all of Lloyd's of London's pre-1993 liabilities. He will retire as chief executive at Equitas later in 2003, but will remain as a non-executive director of the company. Before being selected as Equitas' first chief executive, Michael Crall was president and chief executive officer of Argonaut Insurance Company, a US insurer specialising in casualty classes of business. He began his insurance career with Insurance Company of North America, later CIGNA Corporation, where he held a number of executive posts in the US, Paris and Brussels. He is a graduate of Dartmouth College .

RICHARD M HAVERLAND

Richard M Haverland served as chairman, president and chief executive officer of Highlands Insurance Group Inc in Houston , Texas , from 1996 until his retirement in 1999. Other executive positions he has held in the US insurance industry include partner and consultant with Insurance Partners, a private equity fund which concentrated on the insurance and health care sectors; vice chairman of Continental Corporation; executive vice president of American Premier Underwriters Inc; executive vice president of Great American Insurance Company; and president and chief operating officer of The Progressive Company. He is a graduate of Princeton University and the Stanford University Graduate School of Business.

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Barry McDonald appointed chief investment officer and group treasurer of Catlin Group Limited

Released: **22 October 2003**

HAMILTON, Bermuda – Barry McDonald, a financial executive within the Bermudian insurance industry for more than 15 years, has been appointed chief investment officer and group treasurer of Catlin Group Limited, the Bermuda-based parent of Catlin Underwriting Agencies Limited, which manages Syndicate 2003 at Lloyd's of London, and Catlin Insurance Company Ltd. in Bermuda .

In this new position, Barry McDonald will be responsible for overseeing investment policy and treasury operations for the Catlin Group and its subsidiaries, whose invested assets amounted to more than $1 billion at 30 June 2003. He will report to Chris Stooke, the Catlin Group's chief financial officer.

In announcing Barry McDonald's appointment, Chris Stooke said:

> "I am delighted to welcome Barry to the Catlin Group. Barry has an impressive record as a financial executive within the Bermuda insurance market, and the Catlin Group will benefit from his knowledge, expertise and professionalism."

In commenting on his appointment, Barry McDonald said:

> "I am excited to join the growing team of financial professionals at the Catlin Group and am looking forward to working at this dynamic, growth-oriented organization."

Barry McDonald received a Bachelor of Commerce (Hons) degree from the University of Manitoba in 1980. He joined Arthur Andersen & Company in 1981 in Winnipeg , Manitoba , and in May 1985 he relocated to Bermuda and joined GTE REinsurance Company Limited as treasury manager. He joined Cologne Reinsurance Company in Bermuda in 1995 as general manager. In 1996 he joined Commercial Risk Partners Limited in Bermuda as vice president-finance. Barry joined CICL in September 2003. He is a Chartered Accountant and Chartered Financial Analyst.

For more information, contact:

James Burcke , Head of Communications	
Telephone:	+44 (0)207 458 5710
Mobile:	+44 (0)7958 767 738
E-mail:	james.burcke@catlin.com

Notes to Editors

Catlin Group Limited is the Bermuda-based parent company of Catlin Underwriting Agencies Ltd (CUAL), which manages syndicate 2003 at Lloyd's of London, and

Catlin Insurance Company Ltd. in Bermuda . Both Syndicate 2003 and CICL have received 'A' (Excellent) ratings from A.M. Best Company.

Shares in the Catlin Group are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and by private equity investment funds including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding. Other Catlin direct and indirect subsidiaries are located in Singapore ; Malaysia ; Glasgow ; and Houston and New Orleans , USA.



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Catlin Underwriting Agencies Limited to open Trading Floor at 3 Minster Court on 1 October

Released: **30 September 2003**

LONDON – Catlin Underwriting Agencies Limited (CUAL), which manages Syndicate 2003 at Lloyd's of London, will open a trading floor for brokers within its offices at 3 Minster Court, Mincing Lane, on Wednesday 1 October 2003.

The Catlin Trading Floor will operate almost identically to the traditional Underwriting 'Room' at Lloyd's. Brokers will be able to place business with Catlin underwriters working from the trading floor in the same manner that they currently place business at Lloyd's.

Most classes of business underwritten by Catlin Syndicate 2003 will be able to be placed both on the new Catlin Trading Floor and at Lloyd's, although some classes will be underwritten exclusively on the Trading Floor and some will be underwritten exclusively at Lloyd's.

CUAL Chairman Stephen Catlin said:

> "The opening of the Catlin Trading Floor is an important milestone for the Catlin Group as well as a demonstration of our commitment to make the business process for both brokers and underwriters more efficient. We believe that by giving brokers the opportunity to place business with Catlin underwriters at their desks in our offices, as well as in their boxes at Lloyd's, will benefit all concerned.
>
> "The opening of the trading floor does not reduce our commitment to Lloyd's, but rather is part of our ongoing effort to increase operating efficiencies and provide flexibility to the brokerage community."

Brokers visiting the Catlin Trading Floor will be able to utilise a new electronic broker queuing system which is unique to Catlin. A broker arriving at the Catlin Trading Floor will quickly be able to determine the projected length of the 'queue' for an individual underwriter and reserve a place in the 'queue', just as at Lloyd's.

While waiting for an underwriter, a broker can enjoy a Starbucks coffee or another beverage in the new coffee bar which has recently opened in the Catlin offices. The broker can monitor the queue for the underwriter while at the same time have informal conversations with colleagues or watch news and sports programming. Access to the internet will be provided to brokers in the near future.

Paul Brand, active underwriter of Syndicate 2003, said:

> "We recognise that brokers spend considerable time waiting for underwriters. The opening of our new trading floor, along with the coffee bar, is our attempt to allow brokers to spend this waiting time more productively and enjoyably than in the past."

The Catlin Trading Floor is located on the sixth floor of the London Underwriting Centre, 3 Minster Court, Mincing Lane, London EC3R 7DD. The entrance to the Trading Floor is on the east side of the building's atrium.

- ends -

For more information, contact:

James Burcke , Head of Communications
Telephone: +44 (0)207 458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Notes to Editors

1. Catlin Underwriting Agencies Ltd (CUAL) manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003, which is one of the 10 largest syndicates at Lloyd's in terms of premium income capacity, has received an 'A' (Excellent) rating from A.M. Best.

   Catlin Underwriting Agencies Limited is a wholly owned subsidiary of Catlin Group Limited (CGL). Shares in CGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and private equity investment funds, including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding. CGL has further insurance interests, including Catlin Insurance Company Ltd in Bermuda and direct and indirect subsidiaries in Singapore; Malaysia; Glasgow; and Houston and New Orleans, USA.

2. Attached is a schedule showing how underwriters for each class of business underwritten by Syndicate 2003 will divide their time between the Catlin Trading Floor and the Underwriting Room at Lloyd's.

Catlin Underwriting Agencies Limited – Schedule of Trading

	Mornings	**Afternoons**
Reinsurance Business Group		
Marine/Aviation Reinsurance	Trading Floor	Lloyd's
Catastrophe Reinsurance	Trading Floor	Lloyd's
Contingency	Lloyd's	Lloyd's
UK Commercial	Trading Floor	Trading Floor
Non-Marine Binders	Trading Floor	Trading Floor/Lloyd's
Personal Accident	Lloyd's	Lloyd's
Non-Marine Treaty	Trading Floor	Lloyd's
Equine, Bloodstock and Livestock	Lloyd's	Lloyd's
Motor Excess of Loss	Trading Floor	Trading Floor
Marine Business Group		
Cargo	Lloyd's	Lloyd's
Credit	-	Trading Floor
Hull	Lloyd's	Trading Floor
Specie	Lloyd's	Lloyd's
War-Political Risks/Terrorism	Trading Floor	Lloyd's
War-Marine & Aviation	Lloyd's	Trading Floor
Energy, Aerospace & Industrial Property Business Group		
Aviation	Trading Floor	Trading Floor
Liability	Lloyd's	Lloyd's
Non-Marine Facultative Property	Lloyd's	Lloyd's
Rig	Lloyd's	Lloyd's
Satellite	Trading Floor	Trading Floor
Professional Indemnity & Financial Institutions Business Group		

Financial Institutions	Trading Floor	Lloyd's
General Liability	Trading Floor	Lloyd's
Professional Liability Reinsurance	Trading Floor	Trading Floor
Professional Liability Insurance	Lloyd's	Trading Floor

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Christophe Chandler promoted to class underwriter at Catlin Underwriting Agencies Limited
Released: **3 July 2003**

LONDON – Christophe Chandler has been promoted to class underwriter in the Reinsurance Business Group of Catlin Underwriting Agencies Limited (CUAL). He will underwrite non-marine excess of loss reinsurance business, including property catastrophe reinsurance, on behalf of syndicate 2003 at Lloyd's of London, which is managed by CUAL.

He had previously been an underwriting assistant with CUAL.

In announcing the appointment, Matthew Paskin, a CUAL underwriting director and the leader of the Reinsurance Business Group, said:

> "It is with great pleasure that I announce the promotion to Christophe Chandler to class underwriter at CUAL. Since joining CUAL last year, Christophe has displayed all of the attributes of a successful underwriter, including sound underwriting judgment and a high standard of professionalism. I look forward to working with Christophe in the years ahead."

Christophe Chandler said:

> "I am looking forward to working with CUAL's other non-marine excess of loss underwriters, who are recognised as leaders at Lloyd's, to ensure that our clients continue to receive the highest quality service."

Christophe Chandler graduated from Brasenose College, Oxford, in 1996, with a MA (Hons) in French and German literature. Christophe began his insurance career with Willis as a surety broker. He joined Cox Insurance in 1998 as a graduate trainee and moved in 1999 to the treaty account, assisting the underwriter of the international portfolio. He joined CUAL in September 2002 as an underwriting assistant in the Reinsurance Business Group.

- ends -

For more information, contact:

James Burcke , Head of Communications	
Telephone:	+44 (0)207 458 5710
Mobile:	+44 (0)7958 767 738
E-mail:	james.burcke@catlin.com

Notes to Editors

Catlin Underwriting Agencies Ltd manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003 has received an 'A' (Excellent) rating from A.M. Best. It has received a syndicate assessment of '4 pi' from Standard & Poor's, the highest currently assigned to any Lloyd's syndicate.

Catlin Underwriting Agencies Ltd manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003 has received an 'A' (Excellent) rating from A.M. Best. It has received a syndicate assessment of '4 pi' from Standard & Poor's, the highest currently assigned to any

Lloyd's syndicate.

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Paul Brand appointed active underwriter of Lloyds syndicate 2003
Released: **21 May 2003**

LONDON – Paul Brand has been appointed active underwriter of syndicate 2003 at Lloyd's of London, managed by Catlin Underwriting Agencies Limited (CUAL), announced CUAL Chairman Stephen Catlin.

In his new role, Paul Brand will oversee all underwriting activities at CUAL and the syndicate, which is one of the 10 largest at Lloyd's in terms of capacity. He succeeds Stephen Catlin, who has been active underwriter of syndicate 2003 and its predecessor syndicate since CUAL was established in 1984. He will report to Stephen Catlin and to Paul Jardine, CUAL's chief executive.

The appointment is subject to Lloyd's regulatory approval.

In announcing the appointment, Stephen Catlin said:

> "It is with a tremendous amount of pleasure that I announce Paul Brand's appointment as active underwriter of syndicate 2003. This appointment reflects not only Paul's underwriting and management record during his 16 years at CUAL, including the past 12 years as deputy underwriter, but it also reflects the tremendous growth that has taken place within the Catlin Group over the past two years.
>
> "While I shall remain closely involved with our activities at Lloyd's, both as chairman of CUAL and as a member of both the Lloyd's Council and the Franchise Board, Paul's appointment will allow me to devote more of my time to other activities within the Catlin Group, including the development of Catlin Insurance Company Ltd in Bermuda."

In commenting on his appointment, Paul Brand said:

> "I am very proud to have been appointed the underwriter of a syndicate that has consistently produced superior results and which has long been regarded as a leader of many classes of business at Lloyd's. I am looking forward to continuing to work with our talented team of class underwriters and support staff to further the syndicate's position through prudent underwriting and by providing our clients with the superior levels of service that they can expect from CUAL.

Paul Brand, 40, began his insurance career in 1982 working in the London office of the Insurance Company of North America, specialising in energy and related risks. He joined CUAL in 1987 to underwrite the energy and liability accounts. He was appointed deputy underwriter of syndicate 1003 in 1990 and became deputy underwriter of syndicate 2003 upon its formation for the 1996 year of account. He joined the CUAL board of directors in 1991.

- ends -

For more information, contact:

James Burcke , Head of Communications
Telephone: +44 (0)207 458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Notes to editors:

Catlin Underwriting Agencies Ltd manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003 has received an A (Excellent) rating from A.M. Best and a syndicate assessment of 4 pi from Standard & Poor's, the highest currently assigned to any Lloyd's syndicate.

Catlin Underwriting Agencies Limited is a wholly owned subsidiary of Catlin Group Limited (CGL). Shares in CGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and private equity investment funds, including J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding. CGL has further insurance interests, including Catlin Insurance Company Ltd in Bermuda and direct and indirect subsidiaries in Singapore; Malaysia; Glasgow; and Houston and New Orleans, USA.

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Paul Jardine appointed CEO at Catlin Underwriting Agencies Limited
Released: **4 March 2003**

LONDON – Paul Jardine has been appointed chief executive at Catlin Underwriting Agencies Limited (CUAL), which manages syndicate 2003 at Lloyd's of London. He had previously been director of new financial products.

In his new role, Paul Jardine will oversee all of the activities of CUAL, which is one of the leading underwriting agencies at Lloyd's. He will report to Stephen Catlin, chairman and founder of CUAL, and succeeds Paul Swain, who has assumed the new title of deputy chairman of CUAL.

In announcing the appointment, Stephen Catlin said:

> "It is a great pleasure to announce Paul Jardine as the new chief executive of CUAL. In his 18 months at the Catlin Group, Paul has made a tremendous impact on the company, and I believe that Paul has the right combination of experience and leadership skills necessary to help CUAL grow and prosper, to the benefit of both policyholders and investors."

In commenting on his appointment, Paul Jardine said:

> "I am very proud to have been appointed to lead the exceptional group of people that make up the CUAL team. I am looking forward to building on CUAL's past history of success to help it grow and to reinforce its position as one of the leading underwriting agencies at Lloyd's."

Paul Jardine, 42, joined the CUAL board of directors in October 2001 with responsibility for the development of new financial products. Previously, he was chief actuary and subsequently commutations director of Equitas Limited, the company formed to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's syndicates. He worked at Coopers & Lybrand from 1987-1996, first as a manager in the Actuarial Insurance Services Group and later as a partner. At Coopers & Lybrand, he was involved almost exclusively with issues dealing with Lloyd's and the London insurance market. He also participated in the Lloyd's Reserving Project that estimated the liabilities subsequently reinsured by Equitas.

Paul Jardine began his insurance career with the Prudential Assurance Company Ltd as an actuarial student and subsequently an actuary. He received a BA Hons in economics from the University of Manchester in 1982.

Notes to editors:

Formed in 1984 by Stephen Catlin, Catlin Underwriting Agencies Ltd manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003 has received an A (Excellent) rating from A.M. Best and a rating of 4 pi, the highest currently assigned to Lloyd's syndicates, from Standard & Poor's.

Catlin Underwriting Agencies Limited is a wholly owned subsidiary of Catlin Westgen Group Limited (CWGL). Shares in CWGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and several private equity investment funds, including Capital Z Financial Services Fund II LP, J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding. CWGL has further insurance interests, including Catlin Insurance Company Ltd in Bermuda, together with direct and indirect subsidiaries in Singapore; Malaysia; Glasgow; and Houston and New

Orleans, USA.

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Nick Sinfield appointed claims and reinsurance director at Catlin Underwriting Agencies Limited

Released: **4 March 2003**

LONDON – Nick Sinfield, a leading insurance market lawyer and former managing director of London law firm Davies Arnold Cooper, has been appointed as claims and reinsurance director at Catlin Underwriting Agencies Limited, which manages syndicate 2003 at Lloyd's of London.

Assuming a newly created position at CUAL, Sinfield is responsible for all claims related activities and reinsurance credit control for syndicate 2003. He reports to Paul Jardine, the recently appointed chief executive of CUAL.

In welcoming Nick Sinfield to Catlin, Paul Jardine said:

> "Claims management and reinsurance credit control are vital activities for any insurance enterprise, and we at Catlin are fortunate to have attracted someone of Nick Sinfield's calibre to lead these functions."

In commenting on his appointment, Nick Sinfield said:

> "I am delighted to join Catlin at a time of great change, both at the agency and in the London market as a whole. I am looking forward to leading our team of professionals delivering excellent service to our clients while helping the agency enhance returns to capital providers."

Nick Sinfield, 43, most recently was a senior strategy consultant at Telos Partners, a management consultancy. He was a senior partner of the London based law firm Davies Arnold Cooper from 1987-2001. While at Davies Arnold Cooper, he served as managing director, head of insurance, head of litigation/dispute resolution and head of London Market operations. He received an LLB degree from University College London.

For more information, contact:

James Burcke , Head of Communications	
Telephone:	+44 (0)207 458 5710
Mobile:	+44 (0)7958 767 738
E-mail:	james.burcke@catlin.com

Notes to editors:

Formed in 1984 by Stephen Catlin, Catlin Underwriting Agencies Ltd manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003 has received an A (Excellent) rating from A.M. Best and a rating of 4 pi, the highest currently assigned to Lloyd's syndicates, from Standard & Poor's.

Catlin Underwriting Agencies Limited is a wholly owned subsidiary of Catlin Westgen Group Limited (CWGL). Shares in CWGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and several private equity investment funds, including Capital Z Financial Services Fund II LP, J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding. CWGL has further insurance interests, including Catlin Insurance Company Limited in Bermuda, together with

direct and indirect subsidiaries in Singapore; Malaysia; Glasgow; and Houston and New Orleans, USA.

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Graham Pewter appointed president and CEO of Catlin Insurance Company Ltd. of Bermuda

Released: **26 February 2003**

HAMILTON, Bermuda – Graham C. Pewter, former president and chief executive officer of Commercial Risk Partners Limited, has been appointed as president and chief executive of Catlin Insurance Company Ltd (CICL) in Bermuda.

In his new role at Catlin, Graham Pewter will have overall responsibility for the development of CICL, which has capital in excess of $450 million and which began underwriting late last year. CICL will develop a portfolio of both traditional property/casualty and alternative risk transfer (ART) products. He reports to Stephen Catlin, founder of the Catlin Group and chairman of CICL.

In announcing Graham Pewter's appointment, Stephen Catlin said:

> "I am delighted to welcome Graham to CICL and am eager to begin working with him. With his years of experience in the Bermuda market and his extensive knowledge of both traditional insurance and alternative risk management products, he is the ideal person to lead CICL and oversee its growth."

In commenting on his appointment, Graham Pewter said:

> "I am joining the Catlin Group at a very exciting time, both in the development of the organisation and in terms of the opportunities in the non life insurance market. I am looking forward to working with all the members of the Catlin team to build CICL into an important player in the Bermuda insurance marketplace."

Graham Pewter, 49, most recently was president and chief executive of Commercial Risk Partners Limited in Bermuda, a specialty insurance and reinsurance subsidiary of SCOR SA. He has more than 20 years of experience in the Bermuda insurance market, having served as president and managing director of LCF Edmond de Rothschild Insurance Services Limited, an insurance brokerage and consultant, from 1988-1992; vice president and general manager of Cologne Reinsurance Company (Bermuda) Limited from 1983-1988; and in managerial and underwriting positions with other Bermuda based insurers.

Notes to editors:

Catlin Insurance Company Ltd (CICL) is a subsidiary of Catlin Westgen Group Limited (CWGL). Shares in CWGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and several private equity investment funds, including Capital Z Financial Services Fund II LP; J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.

CWGL has further insurance interests, including Catlin Underwriting Agencies Limited in the United Kingdom, which manages syndicate 2003 at Lloyd's of London, together with direct and indirect subsidiaries in Scotland, Malaysia, Singapore, and Houston and New Orleans, USA.

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Andrew McMellin appointed business group leader at Catlin Underwriting Agencies Limited
Released: **18 February 2003**

LONDON – Andrew McMellin has been appointed as an underwriting director and business group leader at Catlin Underwriting Agencies Limited, which manages syndicate 2003 at Lloyd's of London.

In his new role at Catlin, McMellin will oversee the Professional Liabilities Business Group, which includes professional liability insurance and reinsurance, non-marine general liability and financial institutions lines of business. He reports to Paul Brand, a Catlin executive director and deputy underwriter of syndicate 2003.

In announcing Andrew McMellin's appointment, Paul Brand said:

> "I am delighted to announce Andrew McMellin's appointment as business group leader of our Professional Liabilities Business Group. Andrew's knowledge of this business, combined with his professional skills, will help further Catlin's position as a leading underwriter of professional liability and other non-marine liability lines at Lloyd's."

In commenting on his appointment, Andrew McMellin said:

> "I am looking forward to managing Catlin's Professional Liability Business Group. I am proud to be leading a team of creative and professional underwriters, who are able to offer clients innovative solutions to their coverage needs."

Andrew McMellin, 36, joined Catlin in November 1999 as class underwriter for non-marine liability business. He began his insurance career with Willis Corroon plc in 1987 as a graduate trainee. He then joined Willis' London Market Broking Unit and rose to become a divisional director in the Casualty Team. In 1994 he joined M W Drysdale & Others, which managed Lloyd's syndicate 820, as liability class underwriter. He is a graduate of Royal Holloway College in London.

Notes to editors:

Formed in 1984 by Stephen Catlin, Catlin Underwriting Agencies Ltd manages syndicate 2003 at Lloyd's of London, which had a gross capacity of £450 million at the start of 2003. Syndicate 2003 is divided into four business groups – Energy/Industrial, Marine, Reinsurance and Professional Liabilities – all of which are regarded as leaders in their individual lines of business.

Catlin Underwriting Agencies Limited is a wholly owned subsidiary of Catlin Westgen Group Limited (CWGL). Shares in CWGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and several private equity investment funds, including Capital Z Financial Services Fund II LP, J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.

CWGL has further insurance interests, including Catlin Insurance Company Limited in Bermuda, together with direct and indirect subsidiaries in Malaysia, Singapore, Houston and New Orleans, USA, and Glasgow.

RECEIVED
2004 JUL -8 A 11: 47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Releases

Archive 2003

Sir Graham Hearne appointed Chairman of Catlin Westgen Group Limited
Released: **11 February 2003**

Sir Graham Hearne, formerly chairman of Enterprise Oil plc, has been appointed chairman of Catlin Westgen Group Limited (CWGL), the parent of Catlin Underwriting Agencies Limited at Lloyd's of London and other companies within the Catlin Group. Sir Graham will serve in a non-executive capacity.

Sir Graham joins Stephen Catlin, the company's founder, on the CWGL board, together with management and investor representatives. Stephen Catlin is group chief executive.

In welcoming Sir Graham to the board, Stephen Catlin said:

> "I am delighted that Sir Graham has agreed to join the Catlin Group as chairman of CWGL. With his combination of experience in international business, finance, government and law, Sir Graham is the perfect person to lead our rapidly expanding group and to help us become a leader in the global insurance industry."

In commenting on his impending appointment, Sir Graham Hearne said:

> "I am very excited at the prospect of joining Catlin and its outstanding management team. The Group is ideally placed to flourish in specialist insurance markets in the years ahead."

Sir Graham replaces Nick Paumgarten of the J.P. Morgan Corsair fund, who has served as acting chairman of CWGL since 2002. Nick Paumgarten will remain a member of the CWGL board.

Sir Graham, 65, was chairman of Enterprise Oil plc from 1991 until 2002, having joined Enterprise as chief executive in 1984. He practiced as a solicitor at Pinsent & Co and at Fried, Frank, Harris, Shriver & Jacobson in New York. He served with the Industrial Reorganisation Congress before moving on to N M Rothschild & Sons Ltd, where he remains a non-executive director. He has also served as finance director of Courtaulds Limited, chief executive of Tricentrol plc and group managing director of Carless, Capel & Leonard plc. He is currently non-executive chairman of Braemar Seascope Holdings plc and Novar plc, deputy chairman of Gallaher Group plc and non-executive director of Invensys plc. He was High Sheriff of Greater London in 1995-96.

Notes to editors:

Catlin Westgen Group Limited (CWGL) is the parent of Catlin Underwriting Agencies Ltd, which manages Syndicate 2003 at Lloyd's of London. Shares in CWGL are held by Western General Insurance Ltd, a Bermuda domiciled insurer, and several private equity investment funds, including Capital Z Financial Services Fund II LP; J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Centre Partners Management LLC, Charlesbank Capital Partners and Conning Capital Partners. Catlin management and staff also have a significant shareholding.

CWGL has further insurance interests, including Catlin Insurance Company Limited in Bermuda, together with direct and indirect subsidiaries in Malaysia, Singapore, Houston and New Orleans, USA, and Glasgow.

Catlin Group Limited

Business Review 2003-2004

CATLIN

Quality *n.* best describes the Catlin Group, its financial performance and its attitude towards client service.

Quality ★

The Catlin Group has adopted a forward-looking approach to business, a realistic and flexible approach to underwriting cycles and a firm commitment to gross underwriting profit. This has allowed Catlin to grow significantly and to generate consistent returns in excess of the Lloyd's market average for every closed year of account since 1988. In 2003, Catlin's net income amounted to US$127.0 million, and return on average equity was 22.1%.

Financial highlights

Gross premiums written (US$m)	
2001	434.3
2002	722.9
2003	**1,198.2**

Net premiums earned (US$m)	
2001	299.6
2002	381.1
2003	**844.9**

Net income (US$m)	
2001	(26.4)
2002	(11.7)
2003	**127.0**

Stockholders' equity (US$m)	
2001	54.8
2002	509.0
2003[1]	**638.6**

Loss ratio (%)	
2001	87.9
2002	80.8
2003	**50.3**

Combined ratio (%)	
2001	118.5
2002	113.8
2003	**86.9**

[1]Does not include capital raised in 2004 initial public offering

Classes *n.* the wide variety of different types of direct insurance and reinsurance written by the Catlin Group.

Classes

The 30 classes of business written by the Catlin Syndicate, Catlin Bermuda and Catlin UK consist of:

- Aviation
- Cargo
- Casualty Reinsurance
- Contingency
- Energy
- Equine and Livestock
- Financial Institutions
- General Liability
- Marine and Aviation Reinsurance
- Marine and Aviation War Risk
- Marine and Energy Liability
- Marine Hull
- Medical Stop Loss Reinsurance
- Motor Excess of Loss Reinsurance
- Non-Marine Binding Authorities
- Nuclear
- Personal Accident
- Political Risk and Terrorism
- Professional Indemnity Insurance
- Property Facultative
- Property Reinsurance
- Satellite
- Specie
- Structured Risk
- Trade Credit
- UK Commercial Crime
- UK Commercial Property
- UK Directors' and Officers' Liability
- UK General Liability
- UK Professional Indemnity

Chairman's statement

As the chairman of the Catlin Group I would like to welcome you to our 2003-2004 Business Review and to report on what has been a remarkably successful period for the Group.

The Group can take satisfaction in many achievements during this period, the foremost of which was the successful completion of an initial public offering of the Group's common shares on 6 April 2004. Catlin Group's shares now trade on the London Stock Exchange under the ticker symbol 'CGL'. US$200 million in new common shares were sold in the offering, while our existing investors also sold US$150 million of their shares. We received an excellent response from the institutions that we met during the IPO process, and we look forward to working with our investors, both old and new, to increase the value of their holdings.

The successful completion of the IPO would not have been feasible had it not been for the strong performance by the Group during 2003. Net income amounted to a record US$127.0 million, which equated to a 22.1% return on average equity. Gross premiums written also reached a new high, rising 66% to nearly US$1.2 billion. Both of the Group's underwriting platforms which were active during 2003 – the Catlin Syndicate and Catlin Bermuda – had highly successful years and contributed to our excellent results.

The Group's other achievements during 2003 and early 2004 include:

- The completion of the Group's three platform underwriting strategy with the establishment of Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK allows the Catlin Group to enter the market for smaller to midsize UK commercial accounts, business that is not often placed at Lloyd's. The Catlin Group's unique three underwriting platform structure – the Catlin Syndicate, Catlin UK and Catlin Bermuda – gives Catlin access to three of the world's most important insurance markets: Lloyd's, Bermuda and the UK company market.

- The continued development of Catlin Bermuda. Catlin Insurance Company Ltd. of Bermuda began underwriting reinsurance for Catlin-managed Lloyd's syndicates in 2002. In 2003 Catlin Bermuda began writing third-party risks, specialising in property and casualty reinsurance. In 2004 Catlin Bermuda is increasing the amount of direct business it writes, bolstered by its ability to write direct insurance on a surplus lines basis in 40 US states and jurisdictions.

- A significant strengthening of our management capabilities. During 2003 and early 2004, we have recruited strong individuals to fill key roles in our growing company, including Group chief financial officer, Group chief risk officer and chief executives for Catlin Bermuda and Catlin UK. We have also strengthened our underwriting team as well as all areas of our support staff: claims, finance, actuarial and administration.

Stephen Catlin, chief executive of the Catlin Group, reports in more detail on these and other achievements on page 6, and Chris Stooke, Group chief financial officer, analyses the company's results in his Financial Review on page 16. Also included in this Business Review are condensed financial statements for Catlin Group Limited, Catlin Insurance Company Ltd. and Syndicate 2003 at Lloyd's.



The Catlin Group has grown rapidly during the past several years, taking advantage of the excellent market conditions that have existed in nearly all classes of business. This growth has produced outstanding financial results. The growth of the Catlin Group has also tested the capabilities of our employees, but I am happy to report that they have responded admirably to this challenge under Stephen Catlin's able leadership. I would like to thank them for their hard work during the past year.

The Catlin Group has the structure and the vision to assume a leading position in the international insurance and reinsurance market. I believe that the Group's core operating principles – which include putting underwriting profitability ahead of growth and striving to provide the best possible service to clients and their brokers – will allow us to provide the foundation for continued success.

Sir Graham Hearne Chairman 20 May 2004

Left: Sir Graham Hearne Chairman
Right: Stephen Catlin Chief Executive

Chief Executive's review

Catlin Group Limited concluded another successful and exciting year in 2003. The Group's premium volume increased by 66% to US$1.2 billion. Net income amounted to US$127.0 million, compared with a loss of US$11.7 million the previous year. Return on average equity amounted to 22.1%.The Group's combined ratio was 86.9%, compared with 113.8% the previous year.

Catlin Group Limited	2003 $m	2002 $m
Gross premiums written	1,198.2	722.9
Net income/(loss)	127.0	(11.7)
Return on average equity	22.1%	(4.2%)
Combined ratio	86.9%	113.8%
Stockholders' equity[1]	638.6	509.0

[1]Does not include capital raised in 2004 initial public offering.

While 2003 was a very successful year for the Group from a purely financial perspective, it was also a very exciting year for a variety of reasons. We made substantial progress in building an infrastructure that we believe will benefit both shareholders and policyholders by establishing a UK branch of our Bermuda-based underwriting subsidiary. We strengthened our management, underwriting and support teams through the addition of highly qualified individuals. We expanded our product offerings, entering new classes of business in both London and Bermuda and increasing our capabilities in other classes.

The excitement has continued in 2004 with the Catlin Group's initial public offering of common shares. Unconditional trading in Catlin shares began on the London Stock Exchange on 6 April. Not only did the IPO raise US$200 million in new capital for the Group prior to expenses, but we also believe that public ownership will benefit the Catlin Group for years to come, raising our public profile and allowing us easier access to the capital markets.

Outstanding *adj.* Catlin Group's financial performance during 2003.

Outstanding

Our Strategy Our corporate structure, which now includes three underwriting platforms, gives the Catlin Group the opportunity to underwrite diverse books of business in three of the world's largest insurance marketplaces:

- **The Catlin Syndicate** (Syndicate 2003 at Lloyd's), which is our largest underwriting platform and our historic base. The Catlin Syndicate is one of the 10 largest at Lloyd's in 2004 in terms of premium capacity. Together with predecessor Syndicate 1003, the Catlin Syndicate has outperformed the Lloyd's market as a whole for every closed year of account since 1988, as measured by return on allocated capacity on a Lloyd's accounting basis.

- **Catlin Bermuda** (Catlin Insurance Company Ltd.), which began underwriting in 2002. Catlin Bermuda was established to allow the Catlin Group access to the dynamic Bermuda insurance and reinsurance marketplace and to further our strategy of working as closely as possible with policyholders and their brokers.

- **Catlin UK** (the UK Branch of Catlin Insurance Company Ltd.), which began underwriting with effect from 1 January 2004. The formation of Catlin UK, which was approved late last year by the UK Financial Services Authority, allows the Catlin Group to participate in the UK company market, targeting smaller to medium size commercial accounts. As these policyholders generally do not purchase insurance at Lloyd's, the establishment of Catlin UK represents exciting new opportunities for the Group.

Not only did the IPO raise US$200 million in new capital for the Group prior to expenses, we believe public ownership will benefit the Catlin Group for years to come, raising our public profile and allowing us easier access to the capital markets.

We believe that our three platform structure will provide the Group with considerable scope for earnings growth and a high degree of capital flexibility. This structure also offers sizeable advantages to policyholders, as the Catlin Group can underwrite business through the platform that best suits a policyholder's individual needs, rather than simply offering just one underwriting alternative.

While we operate three underwriting platforms, we operate as a single Group, not as different companies in different domiciles. As part of this Group mentality, we seek in our underwriting to anticipate future market trends rather than simply react to current underwriting conditions. The Group strives to increase its premium volume during periods of favourable rates and conditions, such as in 2003. During less favourable periods we continue to focus on underwriting profits, not market share. Overall, we wish to produce long-term, sustainable earnings across underwriting cycles rather than growth for growth's sake.

In addition, we take the view that individual classes of business have individual underwriting cycles. Because we underwrite a diversified book of 30 classes of business, we can attempt to profit from specific underwriting opportunities that are available to us even when general market conditions are adverse.

Catlin Syndicate The Catlin Syndicate, managed by Catlin Underwriting Agencies Limited (CUAL), is the ninth largest at Lloyd's based on initial 2004 premium capacity of £500 million (US$895 million). In addition, Lloyd's has granted permission to the syndicate to place a 10% qualifying quota share (QQS) reinsurance with Catlin Bermuda, effectively increasing the syndicate's capacity by an additional £50 million (US$89.5 million).

During 2003, the Catlin Syndicate underwrote gross premiums of US$1.1 billion on a US GAAP basis, an increase of 61% compared with 2002. Premium volume increased for nearly all classes of business written, direct insurance or reinsurance. This was due both to increased business flows, increased market

Catlin Syndicate gross premiums written (US$m)*

2001	434
2002	707
2003	1,141

*US GAAP basis: before intra-Group reinsurance elimination

Anticipate *v.* the ability to foresee future market trends, rather than simply react to current conditions.

Anticipate

share and higher rates. Premium volume was also increased in 2003 after the Catlin Group purchased the entire capacity of Syndicate 1003 at the end of 2002. This capacity, which had been supplied by Lloyd's Names and other third party capital providers, was allocated to Syndicate 2003 for the 2003 year of account.

Rates and conditions for all lines of business underwritten by the Catlin Syndicate remained strong during 2003, with casualty lines particularly benefiting from substantial rate increases.

Under Lloyd's three year syndicate accounting rules, the 2001 year of account for syndicates 1003 and 2003 was closed at the end of 2003 with an aggregate loss of 14.6% of capacity. The loss primarily stemmed from the large catastrophe losses impacting the 2001 year of account, the deterioration of prior year results and the decision to strengthen reserves for legal expense insurance contracts underwritten during that year. Despite the loss, the Catlin syndicates outperformed the Lloyd's market average for the 2001 year of account for the 14th consecutive year.

Catlin Bermuda Catlin Bermuda began reinsuring Catlin-managed Lloyd's syndicates in November 2002 and commenced writing third party business in 2003. For 2003, gross premium written by Catlin Bermuda amounted to US$258 million, an increase of 177% compared with 2002. Of the 2003 gross premium written, US$56 million was third-party business.

The establishment of Catlin Bermuda allows the Catlin Group to participate in the dynamic Bermudian insurance and reinsurance marketplace and allows the Group to work as closely as possible with clients and brokers who place portions of their insurance and reinsurance programmes in Bermuda. Catlin Bermuda does not compete with the Catlin Syndicate at Lloyd's, but rather complements it by specialising in lines of coverage that are commonly underwritten in Bermuda.

The Group strives to increase premium volume during periods of favourable rates and conditions, such as during 2003. During less favourable periods we continue to focus on underwriting profits, not market share. Overall, we wish to produce long-term, sustainable earnings across underwriting cycles.

$£

Catlin Bermuda underwrites property treaty reinsurance, casualty treaty reinsurance, medical stop loss reinsurance and structured risk coverages. Catlin Bermuda also underwrites medical malpractice insurance for US physicians and medical groups through a binding authority agreement with the Houston office of Catlin US. Catlin Bermuda also insures small commercial property risks, personal lines coverages and auto physical damage coverages, primarily in the US, through binding authorities with carefully selected managing general agents.

During the past year, Catlin Bermuda has received approval to write surplus lines business in more than 40 US states and jurisdictions, with approvals from other states currently pending.

Catlin UK Catlin UK was established to complement the other Catlin underwriting platforms by focusing on smaller to medium size UK commercial clients which typically do not purchase their insurance at Lloyd's. Through a network of regional insurance brokers, Catlin UK offers a broad spectrum of insurance to UK clients, including commercial property, general liability, professional indemnity, directors' and officers' liability, and commercial crime coverages. The Catlin offices in Glasgow, Leeds and Derby also write coverage on behalf of Catlin UK.

Catlin UK aims to offer UK commercial clients specialist expertise and services not always found in the London market, combining that specialty focus with Catlin's reputation for underwriting judgment, customer service and financial strength.

Catlin UK also writes a wide variety of other classes of business in parallel with the Catlin Syndicate at Lloyd's.

Catlin plans to continue to be one of the major participants in the Lloyd's market. However, we also hope to expand Catlin Bermuda and Catlin UK significantly over the next several years.

Performance *n.* the longstanding record of Catlin-managed syndicates of outperforming the Lloyd's market average.

Performance

Business Segments For financial reporting purposes, the Group has divided its business into four segments:

- **Lloyd's Direct** comprises direct insurance business underwritten by the Catlin Syndicate.
- **Lloyd's Reinsurance** comprises reinsurance business underwritten by the Catlin Syndicate.
- **Corporate Direct** encompasses the direct insurance business underwritten by Catlin Bermuda and Catlin UK.
- **Corporate Reinsurance** consists of reinsurance business underwritten by Catlin Bermuda and Catlin UK. This includes intra-segment reinsurance assumed by Catlin Bermuda from the Catlin Syndicate.

The low level of premiums written during 2003 by the Corporate Direct segment reflects the fact that Catlin UK did not begin underwriting business until 1 January 2004 and that Catlin Bermuda did not receive approval to write US direct business on a surplus lines basis in most states until the fourth quarter of 2003.

A large majority of the Catlin Group's gross premiums was written by the Catlin Syndicate in 2003, and Catlin plans to continue to be one of the major participants in the Lloyd's market. However, we also hope to expand Catlin Bermuda and Catlin UK significantly over the next several years. Subject to future regulatory, market and business conditions, we believe that approximately 50% of the Group's gross premiums will be written by the 'Corporate' segments (Catlin Bermuda and Catlin UK) by the end of 2007.

Premiums written and earned in 2003	Gross premiums written US$(000)	Net premiums earned US$(000)
Lloyd's Direct	906,250	528,340
Lloyd's Reinsurance	234,991	152,268
Corporate Direct	4,359	2,337
Corporate Reinsurance	253,683	162,002
Intra-segment reinsurance	(201,069)	–
	1,198,214	844,947

A

Ratings A.M. Best in April 2004 reaffirmed the financial strength ratings of both Syndicate 2003 at Lloyd's and Catlin Insurance Company Ltd. as 'A' (Excellent). The rating assigned to Catlin Insurance Company Ltd. is shared by both Catlin Bermuda and Catlin UK.

The 'A' Best ratings for the Catlin Syndicate, Catlin Bermuda and Catlin UK represent a significant competitive advantage for all three Catlin Group underwriting platforms. The Catlin Syndicate's financial strength rating is higher than the overall rating of 'A'- (Excellent) assigned to the Lloyd's market by A.M. Best. In addition, the 'A' rating for Catlin Bermuda and Catlin UK is superior to many of their competitors.

We believe that all three Catlin underwriting platforms offer excellent financial security to policyholders and their brokers.

Local Offices Our underwriting structure is supplemented by the Group's network of wholly owned local offices, whose purpose is to work closely with local retail brokers to provide the underwriting platforms with flows of high quality business that would otherwise be placed in local markets. These offices also strengthen our relationships with clients and brokers in specific regions.

In late 2003, we established an office in Cologne which underwrites cash in transit and other German specie business under a binding authority agreement with the Catlin Syndicate. Also during 2003 we established satellite offices in Leeds and Derby in the UK, which together with our Glasgow office serve as important sources of business for Catlin UK. In the spring of 2004, we have established a representative office in Australia, which is our initial presence in that important market.

We believe that all three Catlin underwriting platforms offer excellent financial security to policyholders and their brokers.

Excellent *adj.* the financial security offered to clients by Catlin Syndicate, Catlin Bermuda and Catlin UK, all of which have an 'A' rating from A.M. Best.

Excellent

Other Catlin offices are Catlin US in Houston and New Orleans, Catlin Singapore and Catlin Malaysia. The Houston office of Catlin US underwrites specialty coverages, including energy business, under a binding authority agreement with the Catlin Syndicate, while it underwrites medical malpractice coverages under a binding authority agreement with Catlin Bermuda and the Catlin Syndicate. The New Orleans office underwrites property risks under a binding authority agreement with Catlin Bermuda and the Catlin Syndicate.



Catlin Group employees*
2001
109
2002
172
2003
228

*As at 31 December

The principal focus of Catlin Singapore is underwriting marine and non-marine insurance and reinsurance under a binding authority agreement with the Catlin Syndicate and other Lloyd's syndicates. Among the classes of business underwritten from Singapore are marine, aviation and transport, terrorism, property, and casualty insurance and reinsurance. Catlin Malaysia, which is registered in Labuan but with a representative office in Kuala Lumpur, serves as an underwriting office for the Catlin Group and writes various classes of business.

Employees The Catlin Group employed 228 people at 31 December 2003. Staff size increased by nearly 33% last year; the number of employees in Bermuda more than doubled.

Among those joining Catlin during 2003 were four high-level additions to the Group's management team.

- Chris Stooke joined Catlin as Group chief financial officer. Chris, who had been a senior partner with PricewaterhouseCoopers' insurance practice, provides the Group with strong financial leadership.
- Graham Pewter joined Catlin as president and chief executive of Catlin Bermuda. Graham previously worked in management positions in the Bermuda market for more than 20 years, most recently as president and CEO of Commercial Risk Partners Limited.

- Janet Nelson joined the Group as its first chief risk officer, responsible for capital modelling, internal audit and other specific measures to evaluate and address risk throughout the organisation. Janet was previously an executive with The St Paul Companies Inc, where she held a variety of positions, including chief risk officer, in her 25 years there.

- Andreas Loucaides joined us at the end of the year as chief executive of Catlin UK. Andreas most recently had been chief executive of PRI Group plc, a London-based insurer which specialised in UK professional indemnity insurance and which was acquired by a larger company in 2003.

Other key additions to the Catlin management team during the past year include:

- Nick Sinfield, head of claims for the Group, based in London;
- Jim Burcke, Group head of communications, based in London;
- Glenn Campbell, chief financial officer of Catlin Bermuda and Catlin UK, based in Bermuda;
- Barry McDonald, Group treasurer and chief investment officer, based in Bermuda;
- Heather McKinlay, Group controller, based in London;
- Lorraine Mullins, Group compliance officer, based in London;
- William Spurgin, Group head of investor relations, based in London;
- Matt Goodwin, Group head of tax, based in London; and
- Richard Clapham, underwriting director of Catlin UK, based in London.

We have retained an open and transparent culture which gives underwriters and other key employees significant responsibility for business decisions.

Culture *n.* the open and transparent environment in which Catlin employees work.

Culture

During 2003, I was succeeded as active underwriter of the Catlin Syndicate by Paul Brand, the Group's chief underwriting officer, who has been with Catlin for 17 years. Paul Jardine, who joined the Group in 2001 and who was appointed chief executive of CUAL in March 2003, assumed the additional role of chief operating officer for the Group in February 2004.

Conclusion As the Catlin Group has grown from a Lloyd's syndicate which wrote $6 million in gross premiums in 1985 to an international insurance and reinsurance group which wrote $1.2 billion in gross premiums in 2003, we have retained an open and transparent culture which gives underwriters and other key employees significant responsibility for business decisions. This culture is supported by a comprehensive control framework which allows the Group to monitor effectively the decisions made by employees.

The Catlin Group is fundamentally a people oriented business, and our growth and success during the past year are primarily the result of the outstanding work of our employees. We believe that we have one of the best underwriting teams in the business; in the past year, our underwriters have proven it, ably supported by employees in a wide variety of disciplines. I thank them for their hard work and good spirit, and I am looking forward to working with them in pursuit of continued success.

Stephen Catlin Chief Executive 20 May 2004

The Catlin Group is fundamentally a people oriented business, and our growth and success during the past year are primarily the result of the outstanding work of our employees.

Financial review

The Catlin Group during 2003 was able to exploit favourable market conditions to report strong profits.

The Group's performance was aided by the acquisition by the Catlin Syndicate of the residual capacity of Syndicate 1003 at the end of 2002 and the successful development of Catlin Bermuda. Of the US$1.2 billion in gross premiums written by the Group during the year, approximately 50% remained unearned at year end and thus provides a strong foundation for 2004.

The combined ratio is stated after taking into consideration reserve strengthening for the legal expenses class of business (which was not underwritten after 2002); this reserve strengthening contributed approximately 4 percentage points to the combined ratio. Furthermore, we express our expense ratio with reference to net premiums earned. If the expense ratio were to be calculated with reference to net premiums written, consistent with some of our UK peers, the combined ratio would be 79% for 2003 because of the significant growth in written premium during the year.

The Group's reinsurance cost, expressed as a percentage of gross premiums written, has continued to decrease, falling from 31% in 2001 to 18% in 2002 and 9% in 2003. The majority of the reinsurance purchased by the Group covers the Catlin Syndicate, Catlin Bermuda and Catlin UK. We continue to monitor closely the quality and spread of reinsurance security and do not use any reinsurer with an A.M. Best rating lower than A-.

Return on average equity, which amounted to 22.1% in 2003, has been achieved against a balance sheet of significant strength and quality to allow the Group to maintain an 'A' (Excellent) rating from A.M. Best for both our corporate and syndicate platforms.

Financial Highlights	2003 US$m	2002 US$m	% change
Gross premiums written	1,198.2	722.9	65.7%
Net premiums written	1,085.1	596.3	82.0%
Net provisions earned	844.9	382.1	121.1%
Combined ratio	86.9%	113.8%	26.9pts
Net income/(loss)	127.0	(11.7)	–
Total assets	2,392.5	1,730.3	38.3%
Total stockholders' equity	638.6	509.0	25.5%
Return on average equity	22.1%	(4.2%)	–



Investment Portfolio Cash Flow and Gearing The Group's investment portfolio continues to contain no equity or hedge fund exposure and is constituted as illustrated at the right.

	2003 US$m	2002 US$m
Fixed maturities	756	169
Short term investments	153	75
Cash and cash equivalents	325	524
Investments in associate	3	3
	1,237	771

During the past year, following a portfolio review and tender process, we selected new investment managers. We also recruited a Group treasurer and chief investment officer. We intend to continue to maintain a conservative approach to investments, striving for economic matching by currency and duration.

Net cash flow during 2003 was very strong with positive operating cash flows amounting to US$339 million. We drew down US$50 million of a US$100 million revolving credit facility during the year, and this amount remains outstanding at the year end. This item represents the whole amount of the gearing on the Group's balance sheet. Additionally we have used a letter of credit, amounting to US$182 million, provided by a consortium of three banks to provide part of the funds at Lloyd's which support the underwriting of the Catlin Syndicate.

Capitalisation The majority of the Group's capital, supplemented by the US$50 million drawn on the revolving credit facility discussed above, continues to be used to capitalise Catlin Insurance Company Ltd. of Bermuda and its UK Branch (Catlin Bermuda and Catlin UK). In April 2004, the Group completed a global offer of new common shares, which has raised an additional US$182 million, net of expenses. This capital injection has given the Group sufficient economic capital to meet its business plans for the foreseeable future and leaves the Catlin Group well placed to continue to exploit market opportunities as they arise.

Chris Stooke Chief Financial Officer 20 May 2004

Catlin Group Limited Board of Directors

Sir Graham Hearne Chairman
Sir Graham Hearne was appointed chairman of Catlin in February 2003. He was chairman of Enterprise Oil plc from 1991 until 2002, having joined as chief executive in 1984. He practised as a lawyer at Pinsent & Co, Herbert Smith & Co and Fried, Frank, Harris, Shriver & Jacobson in New York.

He served with the Industrial Reorganisation Corporation before joining NM Rothschild & Sons Ltd., where he remains a non-executive director. He has also served as finance director of Courtaulds Limited, chief executive of Tricentrol plc and group managing director of Carless, Capel & Leonard plc. He is currently non-executive chairman of Braemar Seascope Group plc and Novar plc and deputy chairman of Gallaher Group plc. He was High Sheriff of Greater London in 1995 and 1996. (Age 66)

Stephen Catlin Chief Executive and Deputy Chairman
Stephen Catlin began his insurance career in 1973 joining BL Evens & Others on Syndicate 264 at Lloyd's. In 1982 he became deputy underwriter, specialising in the excess of loss and energy accounts where he was supported as a market leader.

He founded Catlin Underwriting Agencies Limited in 1984 and was the active underwriter of Syndicate 1003 and later Syndicate 2003 until May 2003. He is currently a member of both the Council of Lloyd's and the Lloyd's Franchise Board. From September 1996 to January 2002, he was the Lloyd's nominated Director of Equitas Holdings Limited. He served as chairman of the Lloyd's Market Association, the trade association representing the interests of Lloyd's underwriters and underwriting agents, from May 2000 until January 2003. During 2001 he helped plan the restructuring of Lloyd's as a member of the Chairman's Strategy Group. (Age 49)

Christopher Stooke Chief Financial Officer
Christopher Stooke joined the Group in March 2003 after a 24-year career with Price Waterhouse and PricewaterhouseCoopers, where he was a partner from 1990.

He specialised in financial services, particularly insurance, and dealt with a wide range of audit and advisory assignments including mergers, acquisitions, listings and demutualisations, working with companies listed in the UK, US and the European markets. In addition to client work, he held a number of management roles with PricewaterhouseCoopers in both the London and Zurich offices. He is a Fellow of the Institute of Chartered Accountants in England and Wales. (Age 47)

Alan Bossin Non-Executive Director
Alan Bossin was appointed non-executive director of Catlin in March 2004. He is also counsel to Appleby Spurling Hunter, Barristers & Attorneys, of Hamilton, Bermuda, which he joined in 1999. He was previously at the Toronto insurance law firm of Blaney McMurty.

He commenced his legal career with the Toronto firm of Gilbert, Wright & Flaherty, practising insurance defence litigation. In 1983, he joined the Insurance Bureau of Canada as counsel. From 1987 to 1997, he was senior vice president and Canadian general counsel with the global insurance broker Johnson & Higgins. He was admitted to the Bar of Ontario in 1980 and the Bar of Bermuda in 1999. (Age 51)

Michael Crall Non-Executive Director
Michael Crall was appointed non-executive director of Catlin in October 2003. He was previously chief executive of Equitas Holdings Limited and continues to be a non-executive director of that company.

Before being selected as Equitas' first chief executive, Michael Crall was president and chief executive officer of Argonaut Insurance Company, a US insurer specialising in casualty classes of business. He began his insurance career with Insurance Company of North America, later CIGNA Corporation, where he held a number of executive posts in the US, Paris and Brussels. (Age 60)

Michael Eisenson Non-Executive Director
Michael Eisenson was appointed non-executive director of Catlin in November 2002. He is also managing director and chief executive officer of Charlesbank Capital Partners LLC, a Boston-based private equity firm.

Prior to co-founding Charlesbank in July 1998, he was the president of Harvard Private Capital Group, the private equity and real estate investment unit of Harvard Management Company. Before joining Harvard Management in 1986, he was with The Boston Consulting Group, a corporate strategy consulting firm. He serves on the boards of several public companies, including Universal Technical Institute and United Auto Group, as well as several privately held portfolio companies. (Age 48)

Mark Gormley Non-Executive Director
Mark Gormley was appointed non-executive director of Catlin in July 2002. He is also senior vice president and director of Capital Z Management LLC & Affiliates, a $4.5 billion private equity firm. Until 1998, he was a managing director in the Investment Banking Division at Donaldson, Lufkin & Jenrette, specialising in the insurance and asset management industries.

Prior to joining DLJ in 1989, he was a founder and a member of the Insurance Investment Banking Group of Merrill Lynch. Prior to joining the Insurance Group at Merrill Lynch in 1985, he worked with Fortune 500 companies on finance and merger and acquisition assignments for Merrill Lynch. He currently serves on the board of directors of a number of public and private companies, including Infotel, Informacion y Telecommunicaciones SA, British Marine Managers Limited and Authoria Inc. (Age 45)

Richard Haverland Non-Executive Director
Richard Haverland was appointed non-executive director of Catlin in October 2003. He served as chairman, president and chief executive officer of Highlands Insurance Group Inc. in Houston, Texas, from 1996 until his retirement in 1999.

He also was a partner and consultant with Insurance Partners, a private equity fund which concentrated on the insurance and health care sectors; vice chairman and chairman-elect of Continental Corporation; executive vice president of American Premier Underwriters Inc.; executive vice president of Great American Insurance Company; and president and chief operating officer of The Progressive Company. (Age 63)

Michael Hepher Non-Executive Director
Michael Hepher was appointed non-executive director of Catlin in October 2003. He is currently chairman of Telecity plc, an IT services firm, and Lane, Clark & Peacock LLP, a firm of consulting actuaries. He is also a non-executive director of Kingfisher plc and Canada Life Capital Corporation and Canada Life Group (UK) Ltd. He was formerly chairman and chief executive officer of Charterhouse plc and group managing director of British Telecommunications plc.

He served as chairman and chief executive of Abbey Life Group plc and subsequently Lloyd's Abbey Life plc for 12 years. He also has served as president and chief executive officer of Maritime Life Assurance Company of Canada and chief actuary of Commercial Life Assurance Company of Canada. He is a Fellow of the Institute of Actuaries. (Age 60)

John Marion Non-Executive Director
John Marion was appointed non-executive director of Catlin in March 2004. He is also president and managing director of Western General Insurance Ltd. and affiliates ('Western Group'), a Bermuda-based reinsurance company, a position he has held since 1986.

Prior to joining Western Group, he served as assistant vice president of International Risk Management Ltd. (Bermuda) from 1981 to 1986. He currently serves on the board of directors of Max Re Capital Ltd., as well as on the boards of several privately held companies domiciled in Bermuda. He is a Chartered Accountant, admitted to the Canadian and Alberta Institute and to the Bermuda Institute. In addition, he is a Chartered Financial Analyst. (Age 51)

Nicholas Paumgarten Non-Executive Director
Nicholas Paumgarten served as interim chairman of Catlin from July 2002 until February 2003, and was appointed non-executive director of the Company in July 2002.

He is a managing director of J.P. Morgan Chase & Co and chairman of Corsair II, L.L.C., the general partner of J.P. Morgan Corsair II Capital Partners, L.P., a $1 billion investment partnership. Since he joined J.P. Morgan in 1992, in addition to Corsair, he has been chairman of a previous partnership, and head of the Financial Institutions Group and the Mergers and Acquisitions Group for the Americas. He is also a director of CompuCredit Corporation, Post Properties Inc. and The E.W. Scripps Company. (Age 59)

William Spiegel Non-Executive Director
William Spiegel was appointed non-executive director of Catlin in July 2002. He is a managing director of Cypress Advisors Inc., which manages over $3.5 billion in private equity funds. He currently leads Cypress' efforts in the financial services and healthcare industries.

Prior to joining Cypress when it was formed in 1994, he was a member of the Merchant Banking Group at Lehman Brothers. He is also a director of Cinemark Inc., FGIC Corporation, MedPointe Inc. and Montpelier Re Holdings Ltd. (Age 41)

Introduction to financial statements

To provide further detail on the Group's financial position and performance, the following pages contain:

- consolidated condensed financial information for Catlin Group Limited, including the consolidated condensed balance sheets; consolidated condensed statements of operations, of stockholders' equity and accumulated other comprehensive income and of cash flows; and the consolidated condensed notes to the accounts;

- condensed financial information for Catlin Insurance Company Ltd., including the condensed balance sheets; condensed statements of operations, of stockholder's equity and accumulated other comprehensive income and of cash flows; and the condensed notes to the accounts; and

- condensed financial information for Syndicate 2003 at Lloyd's, including the condensed underwriting accounts, the condensed balance sheet and the condensed notes to the accounts.

Catlin Group Limited (CGL) The condensed financial information for CGL covers 2003 and 2002 and has been extracted from the consolidated financial statements of CGL, which are prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

The CGL condensed financial information begins on page 22, preceded by the report of the independent accountants.

Catlin Insurance Company Ltd. (CICL) The condensed financial information for CICL coves 2003 and 2002 and has been extracted from the financial statements of CICL, which are prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

The CICL condensed financial information begins on page 37, preceded by the report of the independent accountants.

Syndicate 2003 Catlin Group Limited supplies the entire capacity of Syndicate 2003, which is managed by Catlin Underwriting Agencies Limited, a subsidiary of CGL. CUAL also manages Syndicate 1003, whose capacity was provided by individual Lloyd's Names and other capital providers. Syndicate 1003 ceased underwriting at the end of 2002 when its capacity was acquired by the Catlin Group and transferred to Syndicate 2003.

Condensed financial information for Syndicate 2003 is presented here to show the Lloyd's underwriting activities. This condensed financial information has been extracted from the annual report and the syndicate accounts of Syndicate 2003, which are prepared in accordance with Lloyd's Syndicate Accounting Rules. All amounts are expressed in sterling.

The Syndicate 2003 condensed financial information begins on page 50, preceded by the report of the independent accountants.

Report of the independent accountants

To the Board of Directors and the stockholders of Catlin Group Limited

We have reviewed the consolidated condensed financial information of Catlin Group Limited which comprises the consolidated condensed balance sheets, consolidated condensed statements of operations, shareholders' equity and accumulated other comprehensive income, and of cash flows, and the notes to the consolidated condensed financial statements, and which has prepared in accordance with the basis described in Note 1.

Our audit opinion on the annual report and audited accounts of Catlin Group Limited for the years ended December 31, 2003 and 2002, was prepared for and only for the shareholders of Catlin Group Limited and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (March 4, 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information.

In our opinion, the condensed consolidated financial information of Catlin Group Limited has been properly prepared in accordance with the basis described in Note 1.

PricewaterhouseCoopers
Bermuda
20 May 2004

Consolidated condensed balance sheets

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Assets		
Investments		
Fixed maturities, available-for-sale		
(amortized cost 2003: $750,051; 2002: $166,816)	755,905	169,284
Short-term investments	153,101	74,830
Cash and cash equivalents	325,667	523,536
Investment in associate	2,542	2,854
Total investments	1,237,215	770,504
Accrued investment income	9,281	4,239
Premiums and other receivables	472,706	324,071
Reinsurance recoverable (net of allowance of 2003: $9,097; 2002: $7,476)	287,165	277,921
Deposit with reinsurer	94,470	109,200
Reinsurers' share of unearned premiums	38,287	59,225
Deferred acquisition costs	130,185	64,372
Intangible assets and goodwill (accumulated amortization 2003: $23,257; 2002: $17,779)	70,531	66,538
Deferred tax asset	7,082	28,925
Other assets	45,542	25,278
Total assets	2,392,464	1,730,273
Liabilities and Stockholders' Equity		
Liabilities:		
Unpaid losses and loss expenses	962,535	695,168
Unearned premiums	612,325	375,952
Deferred gain	29,089	34,514
Reinsurance payable	43,520	65,081
Notes payable	50,107	30
Accounts payable and other liabilities	56,251	50,541
Total liabilities	1,753,827	1,221,286

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed balance sheets (cont.)

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003	2002
Commitments and Contingencies		
Stockholders' Equity:		
Class A cumulative convertible preference shares, par value $0.0001 Authorized 110,000,000; Issued and outstanding 15,000,000 (2002: 65,000,000)	$2	$7
Class B-1 cumulative convertible preference shares, par value $0.0001 Authorized 470,000,000; Issued and outstanding 457,000,000 (2002: 457,000,000)	46	46
Class B-2 cumulative convertible preference shares, par value $0.0001 Authorized, issued and outstanding 25,000,000 (2002: 25,000,000)	2	2
Ordinary common shares, par value $0.0001 Authorized 300,000,000; issued and outstanding 75,109,082 (2002: 75,000,000)	8	7
Additional paid-in capital	533,276	530,304
Accumulated other comprehensive (loss)	(1,406)	(1,075)
Retained income/(deficit)	106,709	(20,304)
Total stockholders' equity	638,637	508,987
Total liabilities and stockholders' equity	$2,392,464	$1,730,273

Approved by the Board of Directors on March 12, 2004

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of operations

Catlin Group Limited

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Revenues		
Gross premiums written	1,198,214	722,858
Reinsurance premiums ceded	(113,080)	(126,618)
Net premiums written	1,085,134	596,240
Change in unearned premiums	(240,187)	(214,176)
Net premiums earned	844,947	382,064
Net investment income	23,796	18,187
Net realized gains/(losses) on investments	1,151	(1,096)
Net realized gains on foreign currency exchange	10,024	6,728
Other income	52	326
Total revenues	879,970	406,209
Expenses		
Losses and loss expenses	424,625	308,623
Policy acquisition costs	250,111	100,494
Administrative expenses	43,674	17,626
Other expenses	15,210	7,798
Total expenses	733,620	434,541
Income/(loss) before income tax charge	146,350	(28,332)
Income tax (charge)/benefit	(19,337)	16,628
Net income/(loss)	127,013	(11,704)

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of changes in stockholders' equity and accumulated other comprehensive income

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	Common Stock $000	Preference Shares $000	Additional Paid-in Capital $000	Retained Earnings (Deficit) $000	Accumulated Other Comprehensive Income (Loss) $000	Total Stockholders' Equity $000
Balance January 1, 2002	13	–	67,247	(8,600)	(3,824)	54,836
Comprehensive loss:						
Net loss	–	–	–	(11,704)	–	(11,704)
Other comprehensive income	–	–	–	–	2,749	2,749
Total comprehensive loss	–	–	–	(11,704)	2,749	(8,955)
Common stock cancelled	(13)	–	–	–	–	(13)
Common stock issued	7	–	–	–	–	7
Preference shares issued	–	55	443,860	–	–	443,915
Warrants issued	–	–	18,502	–	–	18,502
Stock option scheme expense	–	–	695	–	–	695
Beneficial conversion feature issued	–	–	46,621	–	–	46,621
Beneficial conversion feature charged	–	–	(46,621)	–	–	(46,621)
Balance December 31, 2002	7	55	530,304	(20,304)	(1,075)	508,987
Comprehensive income:						
Net income	–	–	–	127,013	–	127,013
Other comprehensive loss	–	–	–	–	(331)	(331)
Total comprehensive income	–	–	–	127,013	(331)	126,682
Stock option scheme expense	–	–	1,859	–	–	1,859
Stock options exercised	1	–	1,108	–	–	1,109
Change in shareholdings	–	(5)	5	–	–	–
Balance December 31, 2003	8	50	533,276	106,709	(1,406)	638,637

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of cash flows

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Cash flows provided by operating activities		
Net income/(loss)	127,013	(11,704)
Adjustments to reconcile net income/(loss) to net cash provided by operations		
Amortization and depreciation	7,297	2,692
Amortization of discounts of fixed maturities	(2,324)	2,385
Net realized (gains)/losses on investments	(1,151)	1,096
Unpaid losses and loss expenses	175,637	39,163
Unearned premiums	181,247	158,946
Premiums and other receivables	(112,787)	(125,430)
Deferred acquisition costs	(54,362)	(21,234)
Reinsurance payable	(21,081)	(64,215)
Reinsurance recoverable	19,999	76,006
Reinsurers' share of unearned premiums	25,251	36,897
Deferred gain	(8,506)	(1,995)
Accounts payable and other liabilities	1,048	22,059
Deferred tax asset	22,973	(16,786)
Other	(21,237)	(13,783)
Net cash flows provided by operating activities	339,017	84,097
Cash flows used in investing activities		
Purchases of fixed maturities	(2,870,999)	(207,763)
Purchases of short-term investments	(152,715)	(75,518)
Proceeds from sales of fixed maturities	2,220,879	131,811
Proceeds from maturities of fixed maturities	75,466	64,285
Proceeds from sales of short-term investments	74,561	35,066
Purchase of intangible assets	(546)	(50,959)
Purchases of property and equipment	(10,810)	(3,120)
Proceeds from sales of property and equipment	185	55
Net cash flows used in investing activities	(663,979)	(106,143)
Cash flows provided by financing activities		
Proceeds from issuance of preference shares	–	443,909
Proceeds from notes payable	100,000	–
Repayment of notes payable	(50,000)	(20,698)
Proceeds from issue of warrants	–	18,502
Repayment of long-term debt	(30)	–
Proceeds from exercise of stock options	1,079	–
Net cash flows provided by financing activities	51,049	441,713
Net (decrease)/increase in cash and cash equivalents	(273,913)	419,667
Cash and cash equivalents – beginning of year	523,536	66,539
Foreign exchange difference	76,044	37,330
Cash and cash equivalents – end of year	325,667	523,536
Supplemental cash flow information		
Taxes paid	676	4,522
Interest paid	592	700

The accompanying notes are an integral part of the consolidated condensed financial statements.

Notes to the consolidated condensed financial statements

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

1 Significant Accounting Policies

Basis of Presentation

The accompanying consolidated condensed financial statements have been extracted from the consolidated financial statements of Catlin Group Limited (the Group), which are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

The Group makes adjustments to convert the Lloyd's operations of Syndicates 2003 and 2600, which follow Lloyd's accounting principles, to US GAAP. Lloyd's syndicates determine underwriting results by year of account over a three year period. The Group records adjustments to recognize the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

Reporting Currency

The financial information is reported in United States dollars (US Dollars or $).

Investments

The Group's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealized gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and are recorded in current period income. Interest income is recognized when earned. Realized gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

Other than temporary impairments

The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognized in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.

1 Significant Accounting Policies (cont.)

Short-term Investments

Short-term investments are carried at fair value and are comprised of securities due to mature between 90 days and one year of date of issue.

Investment in Associate

Investment in associate is principally comprised of an investment in a limited liability corporation. This investment is accounted for using the equity method.

Cash and Cash Equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognized in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred Acquisition Costs

Certain policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortized over the period in which the related premiums are earned.

A premium deficiency is recognized immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (DAC) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

Unpaid Losses and Loss Expenses

A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Deferred Gain

The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortized into income over the settlement period of the recoveries under the relevant contract.

1 Significant Accounting Policies (cont.)

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. The Group adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), as of January 1, 2002. Pursuant to FAS 142, goodwill is deemed to have an indefinite life and should not be amortized, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required.

If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. Prior to the adoption of FAS 142, goodwill was amortized over 20 years. Upon the adoption of FAS 142, the Group ceased amortizing goodwill, and the Group recognized no impairment charge as the cumulative effect of a change in accounting principle. The measurement of fair value was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles, which relate to the purchase of syndicate capacity and surplus lines licenses, are considered to have a finite life and are amortized over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset is charged to earnings.

Other Assets

Other assets are principally comprised of prepaid items and property and equipment.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalized when incurred and depreciated over their estimated useful lives of five years.

Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognized and commissions thereon are earned over the period that the reinsurance coverage is provided.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinstatement premiums are recognized as they fall due and are recognized over the period of coverage.

Return premiums due from reinsurers are included in premiums and other receivables.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealized gains or losses on available for sale investments and foreign currency translation adjustments.

1 Significant Accounting Policies (cont.)

Foreign Currency Translation and Transactions

The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss). Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances not expressed in functional currencies, are recorded in current income.

Income Taxes

Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

Preference Shares

Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares' par value is credited to additional paid-in capital. Dividends are recognized when declared by the Company.

Stock Compensation

The Group accounts for stock-based compensation arrangements under the provisions of FAS No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognized on a straight-line basis over the option-vesting period.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Subsequent changes in fair value are not recognized in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Other Income

Other income consists of managing agency fees and profit commission in respect of the Group's management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.

Pensions

The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements.

2 Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Fair Value $000	2003 Amortized Cost $000	2002 Fair Value $000	2002 Amortized Cost $000
US government and agencies	390,865	385,316	74,998	74,498
Non-US governments	36,916	36,814	10,775	10,622
Corporate securities	190,847	190,542	38,413	37,847
Asset-backed securities	137,277	137,379	45,098	43,849
Total fixed maturities	755,905	750,051	169,284	166,816

The gross unrealized gains and losses related to fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Gross Unrealized Gains $000	2003 Gross Unrealized Losses $000	2002 Gross Unrealized Gains $000	2002 Gross Unrealized Losses $000
US government and agencies	5,686	137	589	89
Non-US governments	110	8	163	10
Corporate securities	496	191	582	16
Asset-backed securities	132	234	1,293	44
Total fixed maturities	6,424	570	2,627	159

The net realized gains/(losses) on fixed maturities for the year ended December 2003 were $1,071 (2002: $470).

Fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair Value $000	Amortized Cost $000
Due in one year or less	43,402	43,302
Due after one through five years	223,554	223,090
Due after five years through ten years	350,685	345,299
Due after ten years	987	981
Asset-backed securities	137,277	137,379
Total	755,905	750,051

2 Investments (cont.)

Restricted Assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit (LOC) requirements. The total value of these restricted assets by category at December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Fixed maturities, available for sale	348,215	129,404
Short-term investments	126,943	52,549
Cash and cash equivalents	104,336	30,864
Total restricted assets	579,494	212,817

The Group also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 5.

3 Unpaid Losses and Loss Expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believe they have made a reasonable estimate of the level of reserves at December 31, 2003 and 2002.

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross unpaid losses and loss expenses, beginning of year	695,168	594,084
Reinsurance recoverable on loss and loss expenses	(214,174)	(302,359)
Net unpaid losses and loss expenses beginning of year	480,994	291,725
Incurred losses and loss expenses for claims related to:		
Current year	391,995	232,515
Prior years	32,630	76,108
Total incurred losses and loss expenses	424,625	308,623
Paid losses and loss expenses for claims related to:		
Current year	49,189	16,935
Prior year	166,447	114,481
Total paid losses and loss expenses	215,636	131,416
Foreign exchange adjustment	30,365	12,062
Net unpaid losses and loss expenses end of year	720,348	480,994
Reinsurance recoverable on loss and loss expenses	242,187	214,174
Gross unpaid losses and loss expenses, end of year	962,535	695,168

3 Unpaid Losses and Loss Expenses (cont.)

As a result of the changes in estimates of insured events in prior years, the 2003 provision for losses and loss expenses net of reinsurance recoveries increased by $32,630 (2002: $76,108). In 2003, the increase was a result of higher than expected frequency and average cost of claims in the legal expenses class of business, which is no longer written by the Group. In 2002, the increase was principally a result of higher than anticipated claims levels both in terms of frequency and severity in the professional indemnity classes.

The Group's estimated gross loss for the September 11, 2001 event at December 31, 2003, is $135,291 (2002: $131,484). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $936 (2002: $800) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. The net loss at December 31, 2003 is estimated to be $24,277 (2002: $23,655) and reflects anticipated reinsurance recoveries based on a single event assumption.

4 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2003 Premiums Written $000	2003 Premiums Earned $000	2002 Premiums Written $000	2002 Premiums Earned $000
Direct	**910,608**	**763,234**	576,599	435,319
Assumed	**287,606**	**219,433**	146,259	105,992
Ceded	**(113,080)**	**(137,720)**	(126,618)	(159,247)
Net premiums	**1,085,134**	**844,947**	596,240	382,064

The Group's provision for reinsurance recoverable as of the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross reinsurance recoverable	**296,262**	285,397
Provision for uncollectible balances	**(9,097)**	(7,476)
Net reinsurance recoverable	**287,165**	277,921

5 Notes Payable, Debt and Financing Arrangements

During the year, the Group entered into a $350 Million Letter of Credit/Revolving Loan Facility (the Club Facility). The following was outstanding under the Club Facility as at 31 December 2003:

- Debt outstanding was $50 million, in the form of a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than November 22, 2005.

5 Notes Payable, Debt and Financing Arrangements (cont.)

- As security for its underwriting, CSL has deposited with Lloyd's a clean, irrevocable standby letter of credit (LOC) amounting to $182,133 (£101,750). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on November 24, 2003 and has an initial expiry date of December 31, 2008. Collateral of $45 million must be provided by June 30, 2005 and a further $30 million by June 30, 2006. This LOC costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 50 basis points per annum.

- A second, 1-year $50 million Standby LOC facility is available for utilization by CICL. At December 31, 2003, $1,606 in LOC's were outstanding. This LOC facility costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 35 basis points per annum.

6 Stockholders' Equity

The following is a detail of the number and par value of common shares authorized, issued and outstanding as of December 31, 2003 and 2002:

	Authorized		Issued and Outstanding	
2003	Number of Shares '000	Par Value $000	Number of Shares '000	Par Value $000
Ordinary common shares, par value $0.0001 per share	**300,000**	**30**	**75,109**	**8**
Total	**300,000**	**30**	**75,109**	**8**

	Authorized		Issued	
2002	Number of Shares '000	Par Value $000	Number of Shares '000	Par Value $000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,000	7
Total	300,000	30	75,000	7

On July 4, 2002, in anticipation of the capital raising, the Company reorganized its existing share structure. This involved the reclassification of all authorized and issued share capital into 65,000,000 Class A convertible preference shares and 75,000,000 ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganization.

Following this reorganization, the Company undertook an exercise to raise additional capital, which was completed during 2002. This involved issuing 457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising. These have been reflected at par value in the financial statements with the balance reported as additional paid-in capital.

All Class A and Class B preference shares are convertible into ordinary common shares and are not redeemable. Holders of preference shares can elect to convert at any time but conversion by all holders is mandatory in the event that the Company makes a qualified public offering of shares. Each preference share converts into one ordinary common share. Preference shares accrue a dividend of 6 percent per annum compounding semi-annually and preference dividends are not taken in cash but rather through an issue of new ordinary common shares. Dividends are payable as new issues of ordinary common shares at the earlier of the date of conversion of the preference shares or December 31, 2004.

Certain of the holders of Class B preference shares were also issued warrants to purchase fully paid ordinary common shares at an exercise price of $1 per warrant. The warrants expire on July 4, 2012 and can be exercised at any time up to that date. They were issued at a fair value of $18,502 and entitle the holders to acquire up to 100,322,581 ordinary common shares on conversion. The warrant proceeds have been accounted for as additional paid in capital within stockholders' equity.

6 Stockholders' Equity (cont.)

Based on the analysis performed by the Company, it was determined that the price paid for a convertible preferred share was less than the fair market value of an ordinary common share. The difference between the price paid for a convertible preferred share and the fair market value of an ordinary common share at the time of issuance was 9.7 cents. This difference is classified as a beneficial conversion feature. The total amount of the beneficial conversion feature is $46,621 and has been accounted for similar to a dividend.

Change in Shareholdings

The Company byelaws incorporate an adjustment mechanism whereby the share capital of the Company is adjusted, based on a formula relating to the December 31, 2001 net asset value of the Group, as at December 31, 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The shareholders requested that this formula be applied as at September 30, 2003 and not December 31, 2003. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment has been reflected in the financial statements at December 31, 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

7 Subsequent Events

Initial Public Offering (IPO) and Changes to Capital Structure

On April 6, 2004, the Group completed its IPO and was admitted to the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place.

Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were exercised. All preference shares were then converted into common shares and consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation. To maintain economic equivalence, the warrants and options that are currently outstanding were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

The Group raised $200 million ($182 million net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

Following the capital changes and the IPO, the Group has 154,071,925 common shares issued and outstanding.

The proceeds from the new common shares issued by the Company will be used to support the Group's underwriting and for general business purposes.

Report of the independent accountants

To the stockholder of Catlin Insurance Company Ltd.

We have reviewed the condensed financial information of Catlin Insurance Company Ltd. which comprises the condensed balance sheets, condensed statements of operations, stockholder's equity and accumulated other comprehensive income, and of cash flows, and the notes to the condensed financial statements, and which has been prepared in accordance with the basis described in Note 2.

Our audit opinion on the annual report and audited accounts of Catlin Insurance Company Ltd. for the years ended December 31, 2003 and 2002, was prepared for and only for the shareholders of Catlin Insurance Company Ltd. and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (March 4, 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information.

In our opinion, the condensed financial information of Catlin Insurance Company Ltd. has been properly prepared in accordance with the basis described in Note 2.

PricewaterhouseCoopers
Bermuda
20 May 2004

Condensed balance sheets

Catlin Insurance Company Ltd.

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortized cost 2003 – $417,306; 2002 – $23,863)	423,058	24,034
Short-term investments	83,323	–
Cash and cash equivalents	28,686	356,849
Total Investments	535,067	380,883
Accrued investment income	8,283	522
Premiums and other receivables	24,409	–
Intercompany receivables	22,452	57,638
Funds withheld	298,735	99,963
Property and equipment	806	34
Deferred acquisition costs	19,344	5,799
Intangible assets	546	–
Total assets	909,642	544,839
Liabilities		
Unpaid losses and loss expenses	129,533	26,315
Unearned premiums	145,243	50,521
Accounts payable and other liabilities	2,947	133
Intercompany payables	41,023	12,029
Total liabilities	318,746	88,998
Stockholder's equity		
Ordinary shares of par value $1 each		
Authorised – 1,000,000 (2002: 1,000,000)		
Issued – 1,000,000 (2002: 1,000,000)	1,000	1,000
Additional paid-in capital	484,175	434,175
Accumulated other comprehensive income	5,752	170
Retained earnings	99,969	20,496
Total stockholder's equity	590,896	455,841
Total liabilities and stockholder's equity	909,642	544,839

Approved by the Board of Directors on March 11, 2004

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of operations

Catlin Insurance Company Ltd.

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Revenues		
Gross premium written	258,042	93,121
Reinsurance premiums ceded	(361)	–
Net premiums written	257,681	93,121
Change in unearned premiums	(93,342)	(50,521)
Net premiums earned	164,339	42,601
Net investment income	13,253	3,019
Net realized gains on investments	172	–
Net gains on foreign currency exchange	7,860	5,802
Other income	13,615	–
Total revenues	199,239	51,422
Expenses		
Losses, loss expenses and profit commissions	(93,910)	(24,681)
Policy acquisition costs	(21,687)	(5,482)
Other expenses	(4,169)	(765)
Total expenses	(119,766)	(30,928)
Net income	79,473	20,494

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of changes in stockholder's equity and accumulated other comprehensive income

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	Common stock $000	Additional paid-in capital $000	Retained earnings $000	Accumulated other comprehensive income $000	Total stockholder's equity $000
Balance – January 1, 2002	120	880	2	–	1,002
Comprehensive income					
Net income	–	–	20,494	–	20,494
Other comprehensive income					
Change in unrealized appreciation on investments	–	–	–	170	170
Total comprehensive income	–	–	20,494	170	20,664
Common stock issued	880	–	–	–	880
Increase in paid-in capital	–	433,295	–	–	433,295
Balance – December 31, 2002	1,000	434,175	20,496	170	455,841
Comprehensive income					
Net income	–	–	79,473	–	79,473
Other comprehensive income					
Change in unrealized appreciation on investments	–	–	–	5,582	5,582
Total comprehensive income	–	–	79,473	5,582	85,055
Increase in paid-in capital	–	50,000	–	–	50,000
Balance – December 31, 2003	1,000	484,175	99,969	5,752	590,896

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of cash flows

Catlin Insurance Company Ltd.

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Cash flows used in operating activities		
Net income	79,473	20,494
Adjustments to reconcile net income to net cash provided by operations		
Premiums receivable	(24,409)	–
Amortization and depreciation	33	34
Accrued investment income	(7,761)	(522)
Funds withheld	(198,772)	(99,963)
Deferred policy acquisition costs	(13,545)	(5,799)
Unpaid losses and loss expenses	103,217	26,315
Unearned premiums	94,723	50,521
Accounts payable	2,814	–
Amortization of premiums/discounts on fixed maturities	3,136	–
Net realized loss on exchange	773	–
Net realized gain on investments	(172)	–
Net cash flows provided by (used in) operating activities	39,510	(8,920)
Cash flows used in investing activities		
Purchases of property, equipment and intangibles	(1,350)	(69)
Purchases of fixed maturities	(1,942,338)	–
Purchase of short-term securities	(1,054,998)	–
Sales of fixed maturities	1,545,158	–
Sale of short-term securities	971,675	–
Net cash flows used in investing activities	(481,853)	(69)
Cash flows used in financing activities		
Advance (to)/from related parties	64,180	(45,507)
Proceeds from issuance of common shares	–	880
Additional paid-in capital	50,000	409,431
Net cash flows provided by financing activities	114,180	364,805
Net increase/(decrease) in cash	(328,163)	355,816
Cash and cash equivalents – beginning of year	356,849	1,033
Cash and cash equivalents – end of year	**28,686**	**356,849**

The accompanying notes are an integral part of these condensed financial statements.

1 Nature of operations

Catlin Insurance Company Ltd. (CICL or the Company) is a Bermuda licensed insurer. It is a wholly owned subsidiary of Catlin Group Limited (Catlin), a Bermuda licensed holding company. Catlin and its subsidiaries are together referred to as the 'Group'. CICL remained dormant until July 2002 when, following a major capital raising exercise by the Group, the Company was capitalized, activated and had its license upgraded to that of a Class 4 insurer. The Company is a direct writer as well as a reinsurer of worldwide property and casualty risks. On April 5, 2003 the Group provided a further $50,000 to CICL in paid-in capital.

In 2002, the Company underwrote only three contracts, being whole account Quota Share reinsurance of the Lloyd's syndicates, which are managed by its sister company Catlin Underwriting Agencies Limited (the Syndicates) and are capitalized by the Group. These Quota Share arrangements are based upon the net premium written by the Syndicates. These contracts were also written in 2003.

Commencing in 2003, CICL began writing a range of products, including catastrophe and per risk excess, non-proportional treaty and casualty reinsurance business. Business is written from many countries, although business from the United States of America predominates. On December 3, 2003, CICL received authorization from the Financial Services Authority to commence underwriting in the United Kingdom through its United Kingdom Branch operations. As of December 31, 2003, no premium had been written by the Branch.

2 Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been extracted from the financial statements of Catlin Insurance Company Limited, which are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions and balances resulting from business operations based on information currently available. The most significant items on the Company's balance sheet that involve accounting estimates and actuarial determinations are the valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the financial statements, the Company believes the amounts provided are reasonable.

The financial results arising from the whole account Quota Share with the syndicates managed by the Catlin Group (the Group) are accounted for by the syndicates under the Lloyd's basis of accounting. Certain adjustments are made to convert Lloyd's accounting to accounting principles generally accepted in the United States of America in order for these results to be reflected in those of the Company. Lloyd's syndicates determine underwriting results by year of account over a three-year period. The Company records adjustments to recognize the relevant portion of the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Reporting Currency

The financial information is reported in United States dollars (US Dollars or $) which is considered by management to be the Company's functional currency.

Investments

The Company's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealized gains or losses on investments are included in accumulated other comprehensive income in stockholder's equity.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and is recorded in current period income. Interest income is recognized when earned. Realized gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees.
For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

2 Significant Accounting Policies (cont.)

Other than temporary impairments

The Company regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Company's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Company's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Company also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognized in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write-downs in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require the Company to sell investments prior to the forecasted market price recovery.

Short-term Investments

Short-term investments are carried at fair value and are comprised of securities due to mature between 90 days and one year of date of issue.

Cash and Cash Equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognized in accordance with the terms of the underlying policy. Premiums written are primarily earned on a pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred Acquisition Costs

Certain policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortized over the period in which the related premiums are earned.

A premium deficiency is recognized immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (DAC) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

2 Significant Accounting Policies (cont.)

Unpaid Losses and Loss Expenses

A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. IBNR reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Intangible Assets

Intangible assets are valued at their fair value at the time of acquisition. The Company's intangibles, which relate to the acquisition of its United Kingdom Branch and United States of America surplus lines licenses, are considered to have a finite life and will be amortized over their estimated useful life of 15 years commencing in 2004. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that impairment exists, the excess of the unamortized balance over the fair value of the intangible asset is charged to earnings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of up to four years for fixtures and fittings, and two years for computer equipment. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter. As development of systems software or construction of leasehold improvements is ongoing the related asset is recognized as an asset within property and equipment and amortized when it becomes available for use.

Stock Compensation

The Company accounts for stock-based compensation arrangements under the provisions of FAS No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognized on a straight-line basis over the option-vesting period.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income (loss), such as unrealized gains or losses on available for sale investments and foreign currency translation adjustments.

Foreign Currency Translation and Transactions

Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange. Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances are recorded in current income.

Other Income

Other income consists of related party fee income.

Pensions

The Company operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

Cash balances and investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements.

3 Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Fair value $000	2003 Amortized cost $000	2002 Fair value $000	2002 Amortized cost $000
US government and agencies	321,998	316,350	5,111	5,093
Non-US government	–	–	3,259	3,254
Corporate securities	76,020	75,935	15,664	15,516
Asset backed securities	25,040	25,021	–	–
Fixed maturities	423,058	417,306	24,034	23,863

The gross unrealized gains and losses related to fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Gross unrealized gains $000	2003 Gross unrealized losses $000	2002 Gross unrealized gains $000	2002 Gross unrealized losses $000
US government and agencies	5,776	128	43	–
Non-US government	–	–	20	–
Corporate securities	173	88	107	–
Asset backed securities	29	10	–	–
Total maturities	5,978	226	170	–

The net realized gains on fixed maturities for the year ended 31 December 2003 were $172 (2002: nil).

Fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value $000	Amortized cost $000
Due in one year or less	1,227	1,227
Due after one through five years	98,117	97,986
Due after five years through ten years	320,852	315,231
Due after ten years	2,862	2,862
Total	423,058	417,306

3 Investments (cont.)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit (LOC) requirements. The total value of these restricted assets by category at December 31, 2003 and 2002 are as follows:

	2003 $000	2002 $000
Fixed maturities, available for sale	172,133	–
Short-term investments	–	–
Cash and cash equivalents	15,503	–
Total restricted assets	187,636	–

The Company is a member of a Lloyds third party deposit trust, whereby it has agreed to provide the use of certain funds (included above) to Catlin Syndicate Limited (CSL) and to guarantee certain obligations of CSL to support its Funds at Lloyds requirements. Restricted assets may be broken down as follows: Lloyds deposit trust $182,133 (2002: nil) (as described in Note 7) and US surplus lines trusts $5,503 (2002: nil).

The Company also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 7.

4 Unpaid losses and loss expenses

The Company establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. The reserves established on the business assumed from group companies are predominantly reliant upon the actuarial estimates of those group companies. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Company's results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at December 31, 2003 and 2002.

4 Unpaid losses and loss expenses (cont.)

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross unpaid losses and loss expenses, beginning of year	26,315	–
Reinsurance recoverable on loss and loss expenses	–	–
Net unpaid losses and loss expenses beginning of year	26,315	–
Incurred losses and loss expenses for claims related to:		
Current year	88,448	24,681
Prior years	5,462	–
Total incurred losses and loss expenses	93,910	24,681
Paid losses and loss expenses for claims related to:		
Current year	(43)	–
Prior year	–	–
Total paid losses and loss expenses	(43)	–
Foreign exchange adjustment	9,351	1,634
Net unpaid losses and loss expenses end of year	129,533	26,315
Reinsurance recoverable on loss and loss expenses	–	–
Gross unpaid losses and loss expenses, end of year	129,533	26,315

The Company's Quota Share treaty contracts with the Group's managed syndicates operate on a 'funds withheld' basis. This basis means that if the 2003 or 2002 Underwriting Year of Account (measured on the Lloyd's 3-year basis) closes in the ordinary course by way of reinsurance to close, there will be only one cash transaction for that respective year, which shall encompass all of the financial transactions specified therein. This effectively means that throughout the duration of the treaties all of the company's premiums, assumed under the contracts, will be included as part of the funds withheld balance, while any claims under the agreements will be included as part of the losses and loss adjustment expenses reserve, pending final net cash settlement after the end of the third respective year. Acquisition costs are included in the Intercompany payables balance. As such, the Company will not record any paid losses under these contracts until final settlement.

5 Stockholder's equity

The following table outlines the changes in common shares issued and outstanding during 2003 and 2002:

	2003 $000	2002 $000
Balance – Beginning of year	1,000,000	120,000
Shares issued	–	880,000
Balance – End of year	1,000,000	1,000,000

Shares were issued at $1 (par value) each and have equal voting rights.

On 8 April 2003 the Company received additional paid-in capital from its parent of $50,000 in cash.

6 Statutory requirements

Under the Bermuda Insurance Act 1978, amendments thereto and related regulations, ('the Act'), the Company is required to maintain minimum capital and surplus of $128,840 (2002: $100,000) as at December 31, 2003. The Company's statutory capital and surplus as of December 31, 2003 is $386,410 (2002: $319,717) and is sufficient to meet the requirements of the Act. As the Company's statutory capital and surplus requirements are fully covered by its additional paid-in capital, there are no restrictions on the Company's retained earnings available for distribution. The Company is also required to maintain a minimum liquidity ratio as defined by the Act and as of December 31, 2003, this requirement was also met.

7 Commitments and contingencies

The Company provides finance to enable its sister company, CSL, to continue trading and to meet its liabilities as they fall due. During 2002, the Company provided collateral for a letter of credit (LOC) granted to CSL which served as the latter's funds at Lloyd's to enable it to underwrite as the sole member of Syndicate 2003. As collateral for this LOC, the Company granted a charge to Barclays Bank over its cash, short term deposits, and fixed income maturities to the US$ equivalent of GBP80,947 ($130,324 at December 31, 2002). This charge was released in 2003 and no collateral is provided in this regard.

During November 2003, the Company entered into an agreement with CSL and Lloyd's to provide CSL the use of GBP101,750 or $182,133, which serves as the latter's funds at Lloyd's to enable it to underwrite as the sole member of Syndicate 2003. These assets are recorded as assets on the balance sheet of the Company but are restricted (see also Note 3). Further, CSL has deposited with Lloyd's a clean, irrevocable, standby LOC under a credit agreement between Catlin, the Company, CSL, Barclays Bank, ING Bank NV and JP Morgan amounting to GBP101,750 or $182,133 (see also Note 3). In the event that CSL fails to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down on this letter of credit.

In 2003, the Company issued LOCs to third parties in the amount of $1,606. The Company is required to provide collateral of $903 to secure these LOCs.

Catlin, the Company's parent, has a $100,000 loan facility with Barclays Bank, ING Bank NV and JP Morgan, of which $50,000 was drawn at year end December 31, 2003. As a condition of the facility, Catlin and certain subsidiary companies (including the Company) are together required to maintain unencumbered assets of not less than $56,250, in the form of cash, short term and fixed income maturities with a minimum AA rating. This replaced an existing $50,000 loan facility which Catlin had with JP Morgan Chase as at December 31, 2002. As a condition of this facility, Catlin and certain subsidiary companies (including the Company) were required to maintain unrestricted cash of not less than $150,000. This facility was cancelled on the establishment of the facility with Barclays Bank, ING Bank NV and JP Morgan during November 2003.

8 Related parties

Certain underwriting activities were undertaken with fellow Group companies. During the year, the Company underwrote a whole account Quota Share reinsurance of the Lloyd's syndicate managed by its sister company Catlin Underwriting Agencies Limited and capitalized by the Group. Premiums written in 2003 totaled $177,622 (2002: $93,121) and losses and loss expenses in 2003 totaled $(83,863) (2002: $(24,681)).

The Company pays a commission of 5% of original net premium and a profit commission of 15% of the net profit of the reinsurer on this business. It is also liable for its proportionate share of the Lloyd's Levy and Central Fund contribution payable by the syndicates.

During 2003, the Company underwrote a long-tail stop loss reinsurance treaty with Catlin Underwriting Agencies Limited of the wholly owned Lloyd's Syndicate managed by its sister company. Premiums written in 2003 totaled $24,253.

The following balances were outstanding between the Company and other Group companies:

	2003 $000	2002 $000
Intercompany receivables		
Catlin Underwriting Agencies Limited	5,370	57,326
Catlin Group Limited	–	312
Catlin Inc.	1,684	–
Catlin Syndicate Limited	15,398	–
Total	22,452	57,638
Funds withheld		
Catlin Syndicate Limited	298,735	99,963
Accounts payable		
Catlin Syndicate Limited	36,571	12,029
Catlin Group Limited	4,417	–
Catlin Holdings Limited	35	–
Total	41,023	12,029

Report of the independent accountants

To the member of Syndicate 2003

We have reviewed the condensed financial information of Syndicate 2003 which comprises the underwriting accounts, the balance sheet and the notes to the condensed accounts, and which has been prepared in accordance with the basis described in Note 1.

Our audit opinion on the annual report and audited accounts of Syndicate 2003 for the year ended 31 December 2003 was prepared for and only for the members of Syndicate 2003 and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (24 March 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information

In our opinion, the condensed financial information of Syndicate 2003 has been properly prepared in accordance with the basis described in Note 1.

PricewaterhouseCoopers LLP
London
20 May 2004

Balance sheet

31 December 2003

	Notes	2003 £000	2002 £000
Assets			
Financial investments	3	**257,952,451**	123,924,558
Deposits with ceding undertakings		**27,934**	152,257
Debtors		**129,955,789**	77,775,715
Other assets			
Cash at bank and in hand		**75,894,984**	31,562,770
Overseas deposits		**28,077,113**	16,116,938
Prepayments and accrued income		**622,477**	683,342
Total assets		**492,530,748**	250,215,580
Liabilities			
Balance on 2001/(2000) year of account	4	**(25,684,240)**	(19,301,147)
Balances on open years of account			
Balance on 2002/(2001)	5	**228,894,346**	138,266,137
Balance on 2003/(2002)	5	**133,406,379**	60,888,086
Creditors		**154,726,864**	69,763,245
Accruals and deferred income		**1,187,399**	599,259
Total liabilities		**492,530,748**	250,215,580

Approved by the Board on 24 March 2004

2001 underwriting account

As closed at the end of the third year

	Notes	at 24 months	Change in calendar year	2001 £000 at 36 months	2000 £000 at 36 months
Syndicate allocated capacity		177,239,887		177,239,887	154,072,230
Gross premiums written (net of brokerage)		193,009,372	(127,409)	192,881,963	167,017,294
Outward reinsurance premiums		(69,941,349)	(9,076,859)	(79,018,208)	(60,029,262)
Net premiums		123,068,023	(9,204,268)	113,863,755	106,988,032
Reinsurance to close premium received from earlier years of account	6	52,597,988	(3,273,035)	49,324,953	40,333,800
Reinsurance to close premium received from the 2000 year of account of syndicate 1003	6	14,835,330	(923,163)	13,912,167	11,376,200
Gross claims paid		(98,495,046)	(79,679,842)	(178,174,888)	(149,743,688)
Reinsurers' share		60,424,616	55,406,824	115,831,440	49,370,475
Net claims		(38,070,430)	(24,273,018)	(62,343,448)	(100,373,213)
Reinsurance premium to close the year of account	7	–	(125,455,369)	(125,455,369)	(67,433,318)
(Loss) on exchange		(983,833)	(1,512,589)	(2,496,422)	(1,992,448)
Syndicate operating expenses		(12,856,702)	(749,038)	(13,605,740)	(10,946,080)
Balance on technical account		138,590,376	(165,390,480)	(26,800,104)	(22,047,027)
Investment income		2,700,822	2,980,066	5,680,888	5,476,906
Investment gains less losses		(313,106)	(1,496,371)	(1,809,477)	49,241
Investment expenses and charges		(53,357)	(43,592)	(96,949)	(84,004)
Balance on open year		140,924,735	(163,950,377)		
Loss for the closed year of account	4			**(23,025,642)**	**(16,604,884)**

2002 underwriting account

At the end of the second year

	Notes	at 12 months	Change in calendar year	2002 £000 at 24 months	2001 £000 at 24 months
Syndicate allocated capacity		274,601,915		274,601,915	177,239,887
Gross premiums written (net of brokerage)		202,646,606	122,433,378	325,079,984	193,009,372
Outward reinsurance premiums		(113,374,962)	(32,426,233)	(145,801,195)	(69,941,349)
Net premiums		89,271,644	90,007,145	179,278,789	123,068,023
Reinsurance to close premium received from earlier years of account	7	–	98,482,465	98,482,465	52,597,988
Reinsurance to close premium received from the 2001/(2000) year of account of syndicate 1003	7	–	27,777,106	27,777,106	14,835,330
Gross claims paid		(11,077,629)	(44,939,768)	(56,017,397)	(98,495,046)
Reinsurers' share		2,824,723	12,806,299	15,631,022	60,424,616
Net claims		(8,252,906)	(32,133,469)	(40,386,375)	(38,070,430)
(Loss)/profit on exchange		(24,263)	467,452	443,189	(983,833)
Syndicate operating expenses		(16,076,883)	(5,705,928)	(21,782,811)	(12,856,702)
Balance on technical account		64,917,592	178,894,771	243,812,363	138,590,376
Investment income		957,691	2,636,568	3,594,259	2,700,822
Investment gains less losses		(155,307)	(1,062,020)	(1,217,327)	(313,106)
Investment expenses and charges		(26,356)	(113,643)	(139,999)	(53,357)
Balance on open year	5	65,693,620	180,355,676	246,049,296	140,924,735

2003 underwriting account

At the end of the first year

	Notes	2003 at 12 months £000	2002 at 12 months £000
Syndicate allocated capacity		500,000,000	274,601,915
Gross premiums written (net of brokerage)		341,764,671	202,646,606
Outward reinsurance premiums		(159,999,720)	(113,374,962)
Net premiums		181,764,951	89,271,644
Gross claims paid		(16,934,416)	(11,077,629)
Reinsurers' share		4,032,720	2,824,723
Net claims		(12,901,696)	(8,252,906)
Loss on exchange		(83,029)	(24,263)
Syndicate operating expenses		(27,300,127)	(16,076,883)
Balance on technical account		141,480,099	64,917,592
Investment income		1,120,700	957,691
Investment gains less losses		(478,041)	(155,307)
Investment expenses and charges		(70,487)	(26,356)
Balance on open year	5	142,052,271	65,693,620

Notes to the condensed accounts

1 Basis of Preparation

The accompanying condensed accounts have been extracted from the annual report and syndicate accounts of Syndicate 2003 which have been prepared in accordance with the Lloyd's Syndicate Accounting Rules.

For the 2001 year of account the syndicate placed a qualifying quota share (QQS) reinsurance with syndicate 2600. Figures in these accounts attributed to the syndicate are net of premiums and investment income allocated to Syndicate 2600 and of 2600's contribution to syndicate expenses and the effects of foreign currency translation. These allocations to Syndicate 2600 are calculated at the proportion that the percentage of the QQS bears to the combined capacity of the syndicate and the QQS.

For the open years of account the figures are gross of Syndicate 2600 as that syndicate operates on a funds withheld basis. The effects of the QQS are not deducted until the close of the underwriting year after 36 months.

2 Accounting Policies

Underwriting transactions

Gross premiums are allocated to years of account on the basis of the inception date of the policy. Commission and brokerage are charged to the year of account to which the relevant policy is allocated. Reinsurance premiums ceded are allocated to the appropriate year of account on bases which fairly reflect the allocation of the underlying business being protected. Gross claims paid include internal and external claims settlement expenses and, together with reinsurance recoveries, less amounts provided for in respect of doubtful reinsurers, are attributed to the same year of account as the original premium for the underlying policy. Reinstatement premiums payable in the event of a claim being made are charged to the same year of account as that to which the recovery is credited.

Closed years of account

The underwriting account includes transactions processed through Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with an estimate of premiums due but not received based on an examination of past experience and written records of risks. Premiums due to reinsurers are recognised in order to match reinsurance transactions with the related gross premium amounts. Recoveries due from reinsurers are included in order to match reinsurance transactions with the related gross claim amounts.

Open years of account

The underwriting account only includes transactions processed through Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with material outstanding reinsurance premiums and recoveries due to and from reinsurers. No recognition is made of any underwriting losses that may arise on open years of account.

Reinsurance to close

Normally each year of account is kept open for three years at the end of which it is closed by reinsurance. The premium for the reinsurance to close is ceded in fixed proportions to the syndicate's next year of account and to its counterpart, parallel syndicate 1003. The premium for this reinsurance to close is determined on the basis of estimated outstanding liabilities and related claims settlement costs (including claims incurred but not reported), net of estimated collectible reinsurance recoveries, relating to the closed year of account and all previous years of account reinsured therein. Ultimate net claims settlements are estimated by the use of statistical projections based on previous claims history and by case-by-case reviews of notified losses. Although the estimate of net outstanding liabilities is considered to be fair and reasonable, it is implicit in the estimation procedure that the ultimate liabilities will be at variance from the premiums so determined.

Investments

Investments are stated at the market value ruling at the balance sheet date. The cost of syndicate investments is deemed to be the aggregate of (i) the value at which those elements of the investment portfolio still held at the current balance sheet date were acquired at the beginning of the year of account, that is at the previous balance sheet value; and (ii) the cost of any new assets acquired during the year and held at the current balance sheet date.

Overseas deposits

Overseas deposits are stated at the market value ruling at the balance sheet date. The cost of investments held within these deposits is determined either on the same basis as for syndicate investments or on the basis of notification received from Lloyd's.

2 Accounting Policies (cont.)

Foreign currency translation

The syndicate maintains four separate currency funds of sterling, euros, US dollars and Canadian dollars. In addition, the syndicate holds euro investments which are translated at year end rates. Items expressed in US dollars and Canadian dollars are normally translated to sterling at the rates of exchange ruling at the balance sheet date. Transactions during the year in other overseas currencies are expressed in sterling at the rates advised by Lloyd's. 'Calendar year movements' shown in the underwriting accounts include exchange differences on retranslating brought forward cumulative information.

In accordance with Lloyd's requirements, US dollar results for a closed year of account are reported to underwriting members in that currency. Consequently, any profit or loss arising after 31 December in respect of those reported amounts is the personal responsibility of underwriting members of that closed year. Where Canadian dollars are bought or released to liquidate a closed year of account after 31 December, any profit or loss arising therefrom is allocated to the year of account into which the liabilities of the closed year have been reinsured. Where US dollars or Canadian dollars are bought or sold in respect of an open year of account, any profit or loss arising is reflected in the underwriting account prepared for that year of account as at the end of the calendar year in which the transaction occurs. However, the profit or loss on sale of US dollars to cover expenses on the closed year of account, effected after 31 December, is attributed to that closed year.

Investment return

The investment return comprises investment income and investment gains less losses, net of investment expenses and charges. The returns on investments arising in a calendar year are generally apportioned to years of account open during the calendar year in proportion to the average funds available for investment on each year of account.

Taxation

No provision has been made for UK taxation on the net underwriting result and investment income. The result for the closed year, net of personal expenses, is accounted to the Members' Services Unit (MSU) of the Corporation of Lloyd's on behalf of the underwriting member.

Under Schedule 20, FA 1993, managing agents are not required to deduct basic rate income tax from trading income, including capital appreciation, of the syndicate. Furthermore, all UK basic rate income tax (20% to 22%) deducted from syndicate investment income is recoverable by the managing agent; therefore, the distribution made to the member is gross of tax.

It remains the responsibility of the member to agree its corporation tax liabilities with the Inland Revenue.

The syndicate is required to fund on account assessments of US dollar and Canadian dollar source income and these amounts are then recovered by reimbursement from the MSU. At the balance sheet date such syndicate fundings are included within sundry debtors. The final assessments are charged direct to the underwriting member by the MSU.

Syndicate operating expenses

Where expenses are incurred by the managing agent or on behalf of the managing agent on the administration of managed syndicates, these expenses are apportioned using varying methods depending on the type of expense. Expenses which are incurred jointly for the agency company and managed syndicates are apportioned between the agency company and the syndicates on bases depending on the amount of work performed, resources used and the volume of business transacted. Syndicate operating expenses are allocated to the year of account for which they are incurred.

3 Financial Investments

	2003 £000 Cost	2003 £000 Market Value	2002 £000 Cost	2002 £000 Market Value
Debt securities and other fixed-income securities	258,470,969	257,952,451	123,957,077	123,924,558

There were no stock lending arrangements outstanding at 31 December 2003 (2002 – nil).

4 Balance on closed year of account

	2003 £000	2002 £000
2001/(2000) year of account loss of account profit before personal expenses:		
Sterling Trust Fund	(16,929,425)	(11,831,581)
US Dollar – LDTF $3,946,288 (2000 – $9,106,506)	(2,204,379)	(5,656,215)
US Dollar – LATF $178,299 (2000 – profit $2,131,117)	(99,862)	1,323,675
Canadian Dollar Trust Fund $8,759,463 (2000 – $1,119,537)	(3,791,976)	(440,763)
	(23,025,642)	(16,604,884)
Personal expenses:		
Other expenses	2,658,598	2,696,263
	2,658,598	2,696,263
2001/(2000) year of account loss after personal expenses and transfer to members' premium trust funds	(25,684,240)	(19,301,147)

The result will be collected in US dollars.

Profit commission is not chargeable on the result of the 2001 year of account. Profit commission, when payable, is calculated in accordance with the terms of the applicable agency agreement at 15% of the members' share of the year of account result less personal expenses.

5 Balance on open years of account

	2003 £000	2002 £000
2002/(2001) year of account balance before personal expenses	246,049,296	140,924,735
Personal expenses:		
Other expenses	4,805,534	2,658,598
2002/(2001) year of account balance after personal expenses	241,243,762	138,266,137
2003/(2002) year of account balance before personal expenses	142,052,271	65,693,620
Personal expenses:		
Other expenses	8,645,892	4,805,534
2003/(2002) year of account balance after personal expenses	133,406,379	60,888,086

6 Net premium for the reinsurance to close the 2000 year of account

The calendar year movement reflects the change in exchange rates.

7 Reinsurance premium to close the year of account

	Pure 2001 £000	2001 2000 Reinsured Therein £000	Total at 36 months £000	2000 Total at 36 months £000
2001 and 2000 years of account				
Gross notified outstanding claims	49,199,516	133,864,400	183,063,916	146,631,903
Reinsurance recoveries anticipated	21,779,634	90,063,337	111,842,971	118,741,769
Net notified outstanding claims	27,419,882	43,801,063	71,220,945	27,890,134
Provision for gross claims incurred but not reported	36,074,059	36,422,205	72,496,264	64,867,685
Reinsurance recoveries anticipated	1,085,689	17,175,151	18,261,840	25,324,501
Provision for net claims incurred but not reported	34,987,370	19,247,054	54,234,424	39,543,184
Reinsurance premium to close the 2001 and prior years of account (2000 and prior year of account)	62,407,252	63,048,117	125,455,369	67,433,318

The reinsurance to close premium is payable in fixed proportions of 78.5% and 21.5%, respectively, in favour of the syndicate's own 2002 year of account, in an amount of £98,482,465 and the 2002 year of account of its parallel Syndicate 1003, in an amount of £26,972,904. (The 2001 account comparative was 78% and 22%, respectively, in favour of syndicate 2003 2001 year of account £52,597,988 and Syndicate 1003 2001 year of account £14,835,330.) The reinsurance to close premium includes a provision for future claims handling costs within 'provision for gross claims incurred but not reported'.

8 Segmental Information

	Fire and Other Damage to Property £000	Third Party Liability £000	Marine Aviation and Transport £000	Other Direct £000	Reinsurance Acceptance £000	Total £000
2001 account closed after 36 months						
Risks located in UK	14,612	4,888	5,935	6,223	4,583	36,241
Risks located in EU countries	2,825	1,252	6,811	563	728	12,179
Risks located in other countries	44,448	26,998	38,020	16,498	18,498	144,462
Gross premiums written	61,885	33,138	50,766	23,284	23,809	192,882
Gross claims paid	(49,070)	(28,429)	(50,409)	(25,919)	(14,348)	(178,175)
Gross operating expenses	(4,366)	(2,338)	(3,581)	(1,642)	(1,679)	(13,606)
Reinsurance balance	11,811	6,325	9,689	4,444	4,544	36,813
Estd average rate of commission (%)	19	17	15	13	14	16
2002 open account after 24 months						
Risks located in UK	13,604	9,202	9,807	17,306	7,199	57,118
Risks located in EU countries	6,295	2,158	11,191	1,263	1,438	22,345
Risks located in other countries	88,418	52,604	56,495	12,701	35,399	245,617
Gross premiums written	108,317	63,964	77,493	31,270	44,036	325,080
Gross claims paid	(17,207)	(1,295)	(20,537)	(7,642)	(9,336)	(56,017)
Gross operating expenses	(7,258)	(4,286)	(5,193)	(2,095)	(2,951)	(21,783)
Reinsurance balance	(43,373)	(25,613)	(31,030)	(12,521)	(17,633)	(130,170)
Estd average rate of commission (%)	17	15	15	10	12	14
2003 open account after 12 months						
Risks located in UK	10,172	8,027	13,009	2,627	9,425	43,260
Risks located in EU countries	7,866	3,022	13,608	897	4,233	29,626
Risks located in other countries	84,567	42,538	73,499	10,537	57,738	268,879
Gross premiums written	102,605	53,587	100,116	14,061	71,396	341,765
Gross claims paid	(6,415)	(102)	(6,464)	(375)	(3,578)	(16,934)
Gross operating expenses	(8,196)	(4,281)	(7,997)	(1,123)	(5,703)	(27,300)
Reinsurance balance	(46,824)	(24,455)	(45,689)	(6,417)	(32,582)	(155,967)
Estd average rate of commission (%)	15	14	11	15	12	13

Notes:

1 Gross premiums written have been analysed by reference to the situs of the risk.

2 Gross operating expenses have been allocated to class groups in proportion to their respective gross premium incomes.

3 The reinsurance balance comprises reinsurance recoveries received less outward reinsurance premiums paid and has been allocated to class groups in proportion to their respective gross premium incomes.

4 'Other Direct' business has been further analysed in the table overleaf.

9 Segmental Information – analysis of 'Other Direct' business

	Accident and Health £000	Credit and Surety £000	Legal Expenses £000	Total £000
2001 account closed after 36 months				
Risks located in UK	470	133	5,620	6,223
Risks located in EU countries	185	378	0	563
Risks located in other countries	5,107	8,967	2,424	16,498
Gross premiums written	5,762	9,478	8,044	23,284
Gross claims paid	(7,416)	(6,824)	(11,679)	(25,919)
Gross operating expenses	(407)	(668)	(567)	(1,642)
Reinsurance balance	1,100	1,809	1,535	4,444
Estd average rate of commission (%)	22	13	2	13
2002 open account after 24 months				
Risks located in UK	724	2,681	13,901	17,306
Risks located in EU countries	318	945	0	1,263
Risks located in other countries	6,579	6,122	0	12,701
Gross premiums written	7,621	9,748	13,901	31,270
Gross claims paid	(2,081)	(2,562)	(2,999)	(7,642)
Gross operating expenses	(511)	(653)	(931)	(2,095)
Reinsurance balance	(3,052)	(3,903)	(5,566)	(12,521)
Estd average rate of commission (%)	21	12	1	10
2003 open account after 12 months				
Risks located in UK	559	2,068	0	2,627
Risks located in EU countries	184	713	0	897
Risks located in other countries	3,792	6,745	0	10,537
Gross premiums written	4,535	9,526	0	14,061
Gross claims paid	(227)	(148)	0	(375)
Gross operating expenses	(362)	(761)	0	(1,123)
Reinsurance balance	(2,070)	(4,347)	0	(6,417)
Estd average rate of commission (%)	21	11	0	15

Catlin Group offices

Catlin Group Limited Head Office
Catlin Bermuda
(Catlin Insurance Company Ltd.)
Cumberland House
6th Floor
1 Victoria Street
Hamilton
Bermuda HM 11
Telephone: +1 441 296 0060
Fax: +1 441 296 6016

Postal Address:
P.O. Box HM 1287
Hamilton HMFX
Bermuda

Catlin Group Limited
Registered Office
Reid House
31 Church Street
Hamilton
Bermuda HM12

Catlin Syndicate
Catlin UK
(UK Branch of Catlin
Insurance Company Ltd.)
Catlin Underwriting
Agencies Limited
3 Minster Court
Mincing Lane
London EC3R 7DD
United Kingdom
Telephone: +44 (0)20 7626 0486
Fax: +44 (0)20 7623 9101

Catlin US
Suite 600
3700 Buffalo Speedway
Houston, Texas 77098
USA
Telephone: +1 713 626 1266
Fax: +1 713 626 7356

Suite 2620
400 Poydras Street
New Orleans, Louisiana 70130
USA
Telephone: +1 504 304 2102
Fax: +1 504 304 2103

Catlin UK
Fourth Floor
183 St Vincent Street
Glasgow G2 5QD
Scotland
United Kingdom
Telephone: +44 (0)141 204 7600
Fax: +44 (0)141 248 6687

1 City Square
Leeds
United Kingdom
LS1 2ES
Telephone: +44 113 300 2038
Fax: +44 113 300 2020

61 Canal Street
Derby
United Kingdom
DE1 2RJ
Telephone: +44 (0)1332 367 100
Fax: +44 (0)1332 361 076

Catlin Singapore
(Catlin Asia Pte Limited)
23 Church Street #09-07/10
Capital Square
Singapore 049481
Telephone: +65 6538 8718
Fax: +65 6557 0012

Catlin Malaysia
(Catlin Labuan Limited)
Suite 15-02
15th Floor, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Malaysia
Telephone: +60 3 2145 0353
Fax: +60 3 2145 0557

Catlin Germany
(Catlin GmbH)
abc-tower
Ettore-Bugatti-Str. 6-14
Köln 51176
Germany
Telephone: +49 (0)2203 890 3350
Fax: +49 (0)2203 890 3354

Catlin Australia
(Catlin Australia Pty Limited)
Level 25, Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Telephone: +61 2 9239 2853
Fax: +61 2 9293 2828

Catlin Group Limited

Business Review 2003-2004

CATLIN

Quality *n.* best describes the Catlin Group, its financial performance and its attitude towards client service.

The Catlin Group has adopted a forward-looking approach to business, a realistic and flexible approach to underwriting cycles and a firm commitment to gross underwriting profit. This has allowed Catlin to grow significantly and to generate consistent returns in excess of the Lloyd's market average for every closed year of account since 1988. In 2003, Catlin's net income amounted to US$127.0 million, and return on average equity was 22.1%.

Financial highlights

Gross premiums written (US$m)	
2001	434.3
2002	722.9
2003	**1,198.2**

Net premiums earned (US$m)	
2001	299.6
2002	381.1
2003	**844.9**

Net income (US$m)	
2001	(26.4)
2002	(11.7)
2003	**127.0**

Stockholders' equity (US$m)	
2001	54.8
2002	509.0
2003[1]	**638.6**

Loss ratio (%)	
2001	87.9
2002	80.8
2003	**50.3**

Combined ratio (%)	
2001	118.5
2002	113.8
2003	**86.9**

[1]Does not include capital raised in 2004 initial public offering

Classes *n.* the wide variety of different types of direct insurance and reinsurance written by the Catlin Group.

The 30 classes of business written by the Catlin Syndicate, Catlin Bermuda and Catlin UK consist of:

Aviation
Cargo
Casualty Reinsurance
Contingency
Energy
Equine and Livestock
Financial Institutions
General Liability
Marine and Aviation Reinsurance
Marine and Aviation War Risk
Marine and Energy Liability
Marine Hull
Medical Stop Loss Reinsurance
Motor Excess of Loss Reinsurance
Non-Marine Binding Authorities
Nuclear
Personal Accident
Political Risk and Terrorism
Professional Indemnity Insurance
Property Facultative
Property Reinsurance
Satellite
Specie
Structured Risk
Trade Credit
UK Commercial Crime
UK Commercial Property
UK Directors' and Officers' Liability
UK General Liability
UK Professional Indemnity

Chairman's statement

As the chairman of the Catlin Group I would like to welcome you to our 2003-2004 Business Review and to report on what has been a remarkably successful period for the Group.

The Group can take satisfaction in many achievements during this period, the foremost of which was the successful completion of an initial public offering of the Group's common shares on 6 April 2004. Catlin Group's shares now trade on the London Stock Exchange under the ticker symbol 'CGL'. US$200 million in new common shares were sold in the offering, while our existing investors also sold US$150 million of their shares. We received an excellent response from the institutions that we met during the IPO process, and we look forward to working with our investors, both old and new, to increase the value of their holdings.

The successful completion of the IPO would not have been feasible had it not been for the strong performance by the Group during 2003. Net income amounted to a record US$127.0 million, which equated to a 22.1% return on average equity. Gross premiums written also reached a new high, rising 66% to nearly US$1.2 billion. Both of the Group's underwriting platforms which were active during 2003 – the Catlin Syndicate and Catlin Bermuda – had highly successful years and contributed to our excellent results.

The Group's other achievements during 2003 and early 2004 include:

- The completion of the Group's three platform underwriting strategy with the establishment of Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK allows the Catlin Group to enter the market for smaller to midsize UK commercial accounts, business that is not often placed at Lloyd's. The Catlin Group's unique three underwriting platform structure – the Catlin Syndicate, Catlin UK and Catlin Bermuda – gives Catlin access to three of the world's most important insurance markets: Lloyd's, Bermuda and the UK company market.

- The continued development of Catlin Bermuda. Catlin Insurance Company Ltd. of Bermuda began underwriting reinsurance for Catlin-managed Lloyd's syndicates in 2002. In 2003 Catlin Bermuda began writing third-party risks, specialising in property and casualty reinsurance. In 2004 Catlin Bermuda is increasing the amount of direct business it writes, bolstered by its ability to write direct insurance on a surplus lines basis in 40 US states and jurisdictions.

- A significant strengthening of our management capabilities. During 2003 and early 2004, we have recruited strong individuals to fill key roles in our growing company, including Group chief financial officer, Group chief risk officer and chief executives for Catlin Bermuda and Catlin UK. We have also strengthened our underwriting team as well as all areas of our support staff: claims, finance, actuarial and administration.

Stephen Catlin, chief executive of the Catlin Group, reports in more detail on these and other achievements on page 6, and Chris Stooke, Group chief financial officer, analyses the company's results in his Financial Review on page 16. Also included in this Business Review are condensed financial statements for Catlin Group Limited, Catlin Insurance Company Ltd. and Syndicate 2003 at Lloyd's.



The Catlin Group has grown rapidly during the past several years, taking advantage of the excellent market conditions that have existed in nearly all classes of business. This growth has produced outstanding financial results. The growth of the Catlin Group has also tested the capabilities of our employees, but I am happy to report that they have responded admirably to this challenge under Stephen Catlin's able leadership. I would like to thank them for their hard work during the past year.

The Catlin Group has the structure and the vision to assume a leading position in the international insurance and reinsurance market. I believe that the Group's core operating principles – which include putting underwriting profitability ahead of growth and striving to provide the best possible service to clients and their brokers – will allow us to provide the foundation for continued success.

Sir Graham Hearne Chairman 20 May 2004

Left: Sir Graham Hearne Chairman
Right: Stephen Catlin Chief Executive

Chief Executive's review

Catlin Group Limited concluded another successful and exciting year in 2003. The Group's premium volume increased by 66% to US$1.2 billion. Net income amounted to US$127.0 million, compared with a loss of US$11.7 million the previous year. Return on average equity amounted to 22.1%.The Group's combined ratio was 86.9%, compared with 113.8% the previous year.

Catlin Group Limited	2003 $m	2002 $m
Gross premiums written	**1,198.2**	722.9
Net income/(loss)	**127.0**	(11.7)
Return on average equity	**22.1%**	(4.2%)
Combined ratio	**86.9%**	113.8%
Stockholders' equity[1]	**638.6**	509.0

[1]Does not include capital raised in 2004 initial public offering.

While 2003 was a very successful year for the Group from a purely financial perspective, it was also a very exciting year for a variety of reasons. We made substantial progress in building an infrastructure that we believe will benefit both shareholders and policyholders by establishing a UK branch of our Bermuda-based underwriting subsidiary. We strengthened our management, underwriting and support teams through the addition of highly qualified individuals. We expanded our product offerings, entering new classes of business in both London and Bermuda and increasing our capabilities in other classes.

The excitement has continued in 2004 with the Catlin Group's initial public offering of common shares. Unconditional trading in Catlin shares began on the London Stock Exchange on 6 April. Not only did the IPO raise US$200 million in new capital for the Group prior to expenses, but we also believe that public ownership will benefit the Catlin Group for years to come, raising our public profile and allowing us easier access to the capital markets.

Outstanding *adj*. Catlin Group's financial performance during 2003.

Our Strategy Our corporate structure, which now includes three underwriting platforms, gives the Catlin Group the opportunity to underwrite diverse books of business in three of the world's largest insurance marketplaces:

- **The Catlin Syndicate** (Syndicate 2003 at Lloyd's), which is our largest underwriting platform and our historic base. The Catlin Syndicate is one of the 10 largest at Lloyd's in 2004 in terms of premium capacity. Together with predecessor Syndicate 1003, the Catlin Syndicate has outperformed the Lloyd's market as a whole for every closed year of account since 1988, as measured by return on allocated capacity on a Lloyd's accounting basis.

- **Catlin Bermuda** (Catlin Insurance Company Ltd.), which began underwriting in 2002. Catlin Bermuda was established to allow the Catlin Group access to the dynamic Bermuda insurance and reinsurance marketplace and to further our strategy of working as closely as possible with policyholders and their brokers.

- **Catlin UK** (the UK Branch of Catlin Insurance Company Ltd.), which began underwriting with effect from 1 January 2004. The formation of Catlin UK, which was approved late last year by the UK Financial Services Authority, allows the Catlin Group to participate in the UK company market, targeting smaller to medium size commercial accounts. As these policyholders generally do not purchase insurance at Lloyd's, the establishment of Catlin UK represents exciting new opportunities for the Group.

Not only did the IPO raise US$200 million in new capital for the Group prior to expenses, we believe public ownership will benefit the Catlin Group for years to come, raising our public profile and allowing us easier access to the capital markets.

Chief Executive's review (cont.)

We believe that our three platform structure will provide the Group with considerable scope for earnings growth and a high degree of capital flexibility. This structure also offers sizeable advantages to policyholders, as the Catlin Group can underwrite business through the platform that best suits a policyholder's individual needs, rather than simply offering just one underwriting alternative.

Catlin Syndicate gross premiums written (US$m)*


2001
434
2002
707
2003
1,141

*US GAAP basis: before intra-Group reinsurance elimination

While we operate three underwriting platforms, we operate as a single Group, not as different companies in different domiciles. As part of this Group mentality, we seek in our underwriting to anticipate future market trends rather than simply react to current underwriting conditions. The Group strives to increase its premium volume during periods of favourable rates and conditions, such as in 2003. During less favourable periods we continue to focus on underwriting profits, not market share. Overall, we wish to produce long-term, sustainable earnings across underwriting cycles rather than growth for growth's sake.

In addition, we take the view that individual classes of business have individual underwriting cycles. Because we underwrite a diversified book of 30 classes of business, we can attempt to profit from specific underwriting opportunities that are available to us even when general market conditions are adverse.

Catlin Syndicate The Catlin Syndicate, managed by Catlin Underwriting Agencies Limited (CUAL), is the ninth largest at Lloyd's based on initial 2004 premium capacity of £500 million (US$895 million). In addition, Lloyd's has granted permission to the syndicate to place a 10% qualifying quota share (QQS) reinsurance with Catlin Bermuda, effectively increasing the syndicate's capacity by an additional £50 million (US$89.5 million).

During 2003, the Catlin Syndicate underwrote gross premiums of US$1.1 billion on a US GAAP basis, an increase of 61% compared with 2002. Premium volume increased for nearly all classes of business written, direct insurance or reinsurance. This was due both to increased business flows, increased market

Anticipate *v.* the ability to foresee future market trends, rather than simply react to current conditions.

share and higher rates. Premium volume was also increased in 2003 after the Catlin Group purchased the entire capacity of Syndicate 1003 at the end of 2002. This capacity, which had been supplied by Lloyd's Names and other third party capital providers, was allocated to Syndicate 2003 for the 2003 year of account.

Rates and conditions for all lines of business underwritten by the Catlin Syndicate remained strong during 2003, with casualty lines particularly benefiting from substantial rate increases.

Under Lloyd's three year syndicate accounting rules, the 2001 year of account for syndicates 1003 and 2003 was closed at the end of 2003 with an aggregate loss of 14.6% of capacity. The loss primarily stemmed from the large catastrophe losses impacting the 2001 year of account, the deterioration of prior year results and the decision to strengthen reserves for legal expense insurance contracts underwritten during that year. Despite the loss, the Catlin syndicates outperformed the Lloyd's market average for the 2001 year of account for the 14th consecutive year.

Catlin Bermuda Catlin Bermuda began reinsuring Catlin-managed Lloyd's syndicates in November 2002 and commenced writing third party business in 2003. For 2003, gross premium written by Catlin Bermuda amounted to US$258 million, an increase of 177% compared with 2002. Of the 2003 gross premium written, US$56 million was third-party business.

The establishment of Catlin Bermuda allows the Catlin Group to participate in the dynamic Bermudian insurance and reinsurance marketplace and allows the Group to work as closely as possible with clients and brokers who place portions of their insurance and reinsurance programmes in Bermuda. Catlin Bermuda does not compete with the Catlin Syndicate at Lloyd's, but rather complements it by specialising in lines of coverage that are commonly underwritten in Bermuda.

The Group strives to increase premium volume during periods of favourable rates and conditions, such as during 2003. During less favourable periods we continue to focus on underwriting profits, not market share. Overall, we wish to produce long-term, sustainable earnings across underwriting cycles.

$£

Catlin Bermuda underwrites property treaty reinsurance, casualty treaty reinsurance, medical stop loss reinsurance and structured risk coverages. Catlin Bermuda also underwrites medical malpractice insurance for US physicians and medical groups through a binding authority agreement with the Houston office of Catlin US. Catlin Bermuda also insures small commercial property risks, personal lines coverages and auto physical damage coverages, primarily in the US, through binding authorities with carefully selected managing general agents.

During the past year, Catlin Bermuda has received approval to write surplus lines business in more than 40 US states and jurisdictions, with approvals from other states currently pending.

Catlin UK Catlin UK was established to complement the other Catlin underwriting platforms by focusing on smaller to medium size UK commercial clients which typically do not purchase their insurance at Lloyd's. Through a network of regional insurance brokers, Catlin UK offers a broad spectrum of insurance to UK clients, including commercial property, general liability, professional indemnity, directors' and officers' liability, and commercial crime coverages. The Catlin offices in Glasgow, Leeds and Derby also write coverage on behalf of Catlin UK.

Catlin UK aims to offer UK commercial clients specialist expertise and services not always found in the London market, combining that specialty focus with Catlin's reputation for underwriting judgment, customer service and financial strength.

Catlin UK also writes a wide variety of other classes of business in parallel with the Catlin Syndicate at Lloyd's.

Catlin plans to continue to be one of the major participants in the Lloyd's market. However, we also hope to expand Catlin Bermuda and Catlin UK significantly over the next several years.

Performance *n.* the longstanding record of Catlin-managed syndicates of outperforming the Lloyd's market average.

Business Segments For financial reporting purposes, the Group has divided its business into four segments:

- **Lloyd's Direct** comprises direct insurance business underwritten by the Catlin Syndicate.
- **Lloyd's Reinsurance** comprises reinsurance business underwritten by the Catlin Syndicate.
- **Corporate Direct** encompasses the direct insurance business underwritten by Catlin Bermuda and Catlin UK.
- **Corporate Reinsurance** consists of reinsurance business underwritten by Catlin Bermuda and Catlin UK. This includes intra-segment reinsurance assumed by Catlin Bermuda from the Catlin Syndicate.

The low level of premiums written during 2003 by the Corporate Direct segment reflects the fact that Catlin UK did not begin underwriting business until 1 January 2004 and that Catlin Bermuda did not receive approval to write US direct business on a surplus lines basis in most states until the fourth quarter of 2003.

A large majority of the Catlin Group's gross premiums was written by the Catlin Syndicate in 2003, and Catlin plans to continue to be one of the major participants in the Lloyd's market. However, we also hope to expand Catlin Bermuda and Catlin UK significantly over the next several years. Subject to future regulatory, market and business conditions, we believe that approximately 50% of the Group's gross premiums will be written by the 'Corporate' segments (Catlin Bermuda and Catlin UK) by the end of 2007.

Premiums written and earned in 2003	Gross premiums written US$(000)	Net premiums earned US$(000)
Lloyd's Direct	906,250	528,340
Lloyd's Reinsurance	234,991	152,268
Corporate Direct	4,359	2,337
Corporate Reinsurance	253,683	162,002
Intra-segment reinsurance	(201,069)	–
	1,198,214	844,947

A

Ratings A.M. Best in April 2004 reaffirmed the financial strength ratings of both Syndicate 2003 at Lloyd's and Catlin Insurance Company Ltd. as 'A' (Excellent). The rating assigned to Catlin Insurance Company Ltd. is shared by both Catlin Bermuda and Catlin UK.

The 'A' Best ratings for the Catlin Syndicate, Catlin Bermuda and Catlin UK represent a significant competitive advantage for all three Catlin Group underwriting platforms. The Catlin Syndicate's financial strength rating is higher than the overall rating of 'A'- (Excellent) assigned to the Lloyd's market by A.M. Best. In addition, the 'A' rating for Catlin Bermuda and Catlin UK is superior to many of their competitors.

We believe that all three Catlin underwriting platforms offer excellent financial security to policyholders and their brokers.

Local Offices Our underwriting structure is supplemented by the Group's network of wholly owned local offices, whose purpose is to work closely with local retail brokers to provide the underwriting platforms with flows of high quality business that would otherwise be placed in local markets. These offices also strengthen our relationships with clients and brokers in specific regions.

In late 2003, we established an office in Cologne which underwrites cash in transit and other German specie business under a binding authority agreement with the Catlin Syndicate. Also during 2003 we established satellite offices in Leeds and Derby in the UK, which together with our Glasgow office serve as important sources of business for Catlin UK. In the spring of 2004, we have established a representative office in Australia, which is our initial presence in that important market.

We believe that all three Catlin underwriting platforms offer excellent financial security to policyholders and their brokers.

Excellent *adj.* the financial security offered to clients by Catlin Syndicate, Catlin Bermuda and Catlin UK, all of which have an 'A' rating from A.M. Best.

Other Catlin offices are Catlin US in Houston and New Orleans, Catlin Singapore and Catlin Malaysia. The Houston office of Catlin US underwrites specialty coverages, including energy business, under a binding authority agreement with the Catlin Syndicate, while it underwrites medical malpractice coverages under a binding authority agreement with Catlin Bermuda and the Catlin Syndicate. The New Orleans office underwrites property risks under a binding authority agreement with Catlin Bermuda and the Catlin Syndicate.



Catlin Group employees*
2001
109
2002
172
2003
228

*As at 31 December

The principal focus of Catlin Singapore is underwriting marine and non-marine insurance and reinsurance under a binding authority agreement with the Catlin Syndicate and other Lloyd's syndicates. Among the classes of business underwritten from Singapore are marine, aviation and transport, terrorism, property, and casualty insurance and reinsurance. Catlin Malaysia, which is registered in Labuan but with a representative office in Kuala Lumpur, serves as an underwriting office for the Catlin Group and writes various classes of business.

Employees The Catlin Group employed 228 people at 31 December 2003. Staff size increased by nearly 33% last year; the number of employees in Bermuda more than doubled.

Among those joining Catlin during 2003 were four high-level additions to the Group's management team.

- Chris Stooke joined Catlin as Group chief financial officer. Chris, who had been a senior partner with PricewaterhouseCoopers' insurance practice, provides the Group with strong financial leadership.
- Graham Pewter joined Catlin as president and chief executive of Catlin Bermuda. Graham previously worked in management positions in the Bermuda market for more than 20 years, most recently as president and CEO of Commercial Risk Partners Limited.

- Janet Nelson joined the Group as its first chief risk officer, responsible for capital modelling, internal audit and other specific measures to evaluate and address risk throughout the organisation. Janet was previously an executive with The St Paul Companies Inc, where she held a variety of positions, including chief risk officer, in her 25 years there.

- Andreas Loucaides joined us at the end of the year as chief executive of Catlin UK. Andreas most recently had been chief executive of PRI Group plc, a London-based insurer which specialised in UK professional indemnity insurance and which was acquired by a larger company in 2003.

Other key additions to the Catlin management team during the past year include:

- Nick Sinfield, head of claims for the Group, based in London;
- Jim Burcke, Group head of communications, based in London;
- Glenn Campbell, chief financial officer of Catlin Bermuda and Catlin UK, based in Bermuda;
- Barry McDonald, Group treasurer and chief investment officer, based in Bermuda;
- Heather McKinlay, Group controller, based in London;
- Lorraine Mullins, Group compliance officer, based in London;
- William Spurgin, Group head of investor relations, based in London;
- Matt Goodwin, Group head of tax, based in London; and
- Richard Clapham, underwriting director of Catlin UK, based in London.

We have retained an open and transparent culture which gives underwriters and other key employees significant responsibility for business decisions.

Culture *n.* the open and transparent environment in which Catlin employees work.

During 2003, I was succeeded as active underwriter of the Catlin Syndicate by Paul Brand, the Group's chief underwriting officer, who has been with Catlin for 17 years. Paul Jardine, who joined the Group in 2001 and who was appointed chief executive of CUAL in March 2003, assumed the additional role of chief operating officer for the Group in February 2004.

Conclusion As the Catlin Group has grown from a Lloyd's syndicate which wrote $6 million in gross premiums in 1985 to an international insurance and reinsurance group which wrote $1.2 billion in gross premiums in 2003, we have retained an open and transparent culture which gives underwriters and other key employees significant responsibility for business decisions. This culture is supported by a comprehensive control framework which allows the Group to monitor effectively the decisions made by employees.

The Catlin Group is fundamentally a people oriented business, and our growth and success during the past year are primarily the result of the outstanding work of our employees. We believe that we have one of the best underwriting teams in the business; in the past year, our underwriters have proven it, ably supported by employees in a wide variety of disciplines. I thank them for their hard work and good spirit, and I am looking forward to working with them in pursuit of continued success.

Stephen Catlin Chief Executive 20 May 2004

The Catlin Group is fundamentally a people oriented business, and our growth and success during the past year are primarily the result of the outstanding work of our employees.

Financial review

The Catlin Group during 2003 was able to exploit favourable market conditions to report strong profits.

The Group's performance was aided by the acquisition by the Catlin Syndicate of the residual capacity of Syndicate 1003 at the end of 2002 and the successful development of Catlin Bermuda. Of the US$1.2 billion in gross premiums written by the Group during the year, approximately 50% remained unearned at year end and thus provides a strong foundation for 2004.

The combined ratio is stated after taking into consideration reserve strengthening for the legal expenses class of business (which was not underwritten after 2002); this reserve strengthening contributed approximately 4 percentage points to the combined ratio. Furthermore, we express our expense ratio with reference to net premiums earned. If the expense ratio were to be calculated with reference to net premiums written, consistent with some of our UK peers, the combined ratio would be 79% for 2003 because of the significant growth in written premium during the year.

The Group's reinsurance cost, expressed as a percentage of gross premiums written, has continued to decrease, falling from 31% in 2001 to 18% in 2002 and 9% in 2003. The majority of the reinsurance purchased by the Group covers the Catlin Syndicate, Catlin Bermuda and Catlin UK. We continue to monitor closely the quality and spread of reinsurance security and do not use any reinsurer with an A.M. Best rating lower than A-.

Return on average equity, which amounted to 22.1% in 2003, has been achieved against a balance sheet of significant strength and quality to allow the Group to maintain an 'A' (Excellent) rating from A.M. Best for both our corporate and syndicate platforms.

Financial Highlights	**2003 US$m**	2002 US$m	% change
Gross premiums written	**1,198.2**	722.9	65.7%
Net premiums written	**1,085.1**	596.3	82.0%
Net provisions earned	**844.9**	382.1	121.1%
Combined ratio	**86.9%**	113.8%	26.9pts
Net income/(loss)	**127.0**	(11.7)	–
Total assets	**2,392.5**	1,730.3	38.3%
Total stockholders' equity	**638.6**	509.0	25.5%
Return on average equity	**22.1%**	(4.2%)	–



Investment Portfolio Cash Flow and Gearing The Group's investment portfolio continues to contain no equity or hedge fund exposure and is constituted as illustrated at the right.

	2003 US$m	2002 US$m
Fixed maturities	**756**	169
Short term investments	**153**	75
Cash and cash equivalents	**325**	524
Investments in associate	**3**	3
	1,237	771

During the past year, following a portfolio review and tender process, we selected new investment managers. We also recruited a Group treasurer and chief investment officer. We intend to continue to maintain a conservative approach to investments, striving for economic matching by currency and duration.

Net cash flow during 2003 was very strong with positive operating cash flows amounting to US$339 million. We drew down US$50 million of a US$100 million revolving credit facility during the year, and this amount remains outstanding at the year end. This item represents the whole amount of the gearing on the Group's balance sheet. Additionally we have used a letter of credit, amounting to US$182 million, provided by a consortium of three banks to provide part of the funds at Lloyd's which support the underwriting of the Catlin Syndicate.

Capitalisation The majority of the Group's capital, supplemented by the US$50 million drawn on the revolving credit facility discussed above, continues to be used to capitalise Catlin Insurance Company Ltd. of Bermuda and its UK Branch (Catlin Bermuda and Catlin UK). In April 2004, the Group completed a global offer of new common shares, which has raised an additional US$182 million, net of expenses. This capital injection has given the Group sufficient economic capital to meet its business plans for the foreseeable future and leaves the Catlin Group well placed to continue to exploit market opportunities as they arise.

Chris Stooke Chief Financial Officer 20 May 2004

Catlin Group Limited Board of Directors

Sir Graham Hearne Chairman
Sir Graham Hearne was appointed chairman of Catlin in February 2003. He was chairman of Enterprise Oil plc from 1991 until 2002, having joined as chief executive in 1984. He practised as a lawyer at Pinsent & Co, Herbert Smith & Co and Fried, Frank, Harris, Shriver & Jacobson in New York.

He served with the Industrial Reorganisation Corporation before joining NM Rothschild & Sons Ltd., where he remains a non-executive director. He has also served as finance director of Courtaulds Limited, chief executive of Tricentrol plc and group managing director of Carless, Capel & Leonard plc. He is currently non-executive chairman of Braemar Seascope Group plc and Novar plc and deputy chairman of Gallaher Group plc. He was High Sheriff of Greater London in 1995 and 1996. (Age 66)

Stephen Catlin Chief Executive and Deputy Chairman
Stephen Catlin began his insurance career in 1973 joining BL Evens & Others on Syndicate 264 at Lloyd's. In 1982 he became deputy underwriter, specialising in the excess of loss and energy accounts where he was supported as a market leader.

He founded Catlin Underwriting Agencies Limited in 1984 and was the active underwriter of Syndicate 1003 and later Syndicate 2003 until May 2003. He is currently a member of both the Council of Lloyd's and the Lloyd's Franchise Board. From September 1996 to January 2002, he was the Lloyd's nominated Director of Equitas Holdings Limited. He served as chairman of the Lloyd's Market Association, the trade association representing the interests of Lloyd's underwriters and underwriting agents, from May 2000 until January 2003. During 2001 he helped plan the restructuring of Lloyd's as a member of the Chairman's Strategy Group. (Age 49)

Christopher Stooke Chief Financial Officer
Christopher Stooke joined the Group in March 2003 after a 24-year career with Price Waterhouse and PricewaterhouseCoopers, where he was a partner from 1990.

He specialised in financial services, particularly insurance, and dealt with a wide range of audit and advisory assignments including mergers, acquisitions, listings and demutualisations, working with companies listed in the UK, US and the European markets. In addition to client work, he held a number of management roles with PricewaterhouseCoopers in both the London and Zurich offices. He is a Fellow of the Institute of Chartered Accountants in England and Wales. (Age 47)

Alan Bossin Non-Executive Director
Alan Bossin was appointed non-executive director of Catlin in March 2004. He is also counsel to Appleby Spurling Hunter, Barristers & Attorneys, of Hamilton, Bermuda, which he joined in 1999. He was previously at the Toronto insurance law firm of Blaney McMurty.

He commenced his legal career with the Toronto firm of Gilbert, Wright & Flaherty, practising insurance defence litigation. In 1983, he joined the Insurance Bureau of Canada as counsel. From 1987 to 1997, he was senior vice president and Canadian general counsel with the global insurance broker Johnson & Higgins. He was admitted to the Bar of Ontario in 1980 and the Bar of Bermuda in 1999. (Age 51)

Michael Crall Non-Executive Director
Michael Crall was appointed non-executive director of Catlin in October 2003. He was previously chief executive of Equitas Holdings Limited and continues to be a non-executive director of that company.

Before being selected as Equitas' first chief executive, Michael Crall was president and chief executive officer of Argonaut Insurance Company, a US insurer specialising in casualty classes of business. He began his insurance career with Insurance Company of North America, later CIGNA Corporation, where he held a number of executive posts in the US, Paris and Brussels. (Age 60)

Michael Eisenson Non-Executive Director
Michael Eisenson was appointed non-executive director of Catlin in November 2002. He is also managing director and chief executive officer of Charlesbank Capital Partners LLC, a Boston-based private equity firm.

Prior to co-founding Charlesbank in July 1998, he was the president of Harvard Private Capital Group, the private equity and real estate investment unit of Harvard Management Company. Before joining Harvard Management in 1986, he was with The Boston Consulting Group, a corporate strategy consulting firm. He serves on the boards of several public companies, including Universal Technical Institute and United Auto Group, as well as several privately held portfolio companies. (Age 48)

Mark Gormley Non-Executive Director
Mark Gormley was appointed non-executive director of Catlin in July 2002. He is also senior vice president and director of Capital Z Management LLC & Affiliates, a $4.5 billion private equity firm. Until 1998, he was a managing director in the Investment Banking Division at Donaldson, Lufkin & Jenrette, specialising in the insurance and asset management industries.

Prior to joining DLJ in 1989, he was a founder and a member of the Insurance Investment Banking Group of Merrill Lynch. Prior to joining the Insurance Group at Merrill Lynch in 1985, he worked with Fortune 500 companies on finance and merger and acquisition assignments for Merrill Lynch. He currently serves on the board of directors of a number of public and private companies, including Infotel, Informacion y Telecommunicaciones SA, British Marine Managers Limited and Authoria Inc. (Age 45)

Richard Haverland Non-Executive Director
Richard Haverland was appointed non-executive director of Catlin in October 2003. He served as chairman, president and chief executive officer of Highlands Insurance Group Inc. in Houston, Texas, from 1996 until his retirement in 1999.

He also was a partner and consultant with Insurance Partners, a private equity fund which concentrated on the insurance and health care sectors; vice chairman and chairman-elect of Continental Corporation; executive vice president of American Premier Underwriters Inc.; executive vice president of Great American Insurance Company; and president and chief operating officer of The Progressive Company. (Age 63)

Michael Hepher Non-Executive Director
Michael Hepher was appointed non-executive director of Catlin in October 2003. He is currently chairman of Telecity plc, an IT services firm, and Lane, Clark & Peacock LLP, a firm of consulting actuaries. He is also a non-executive director of Kingfisher plc and Canada Life Capital Corporation and Canada Life Group (UK) Ltd. He was formerly chairman and chief executive officer of Charterhouse plc and group managing director of British Telecommunications plc.

He served as chairman and chief executive of Abbey Life Group plc and subsequently Lloyd's Abbey Life plc for 12 years. He also has served as president and chief executive officer of Maritime Life Assurance Company of Canada and chief actuary of Commercial Life Assurance Company of Canada. He is a Fellow of the Institute of Actuaries. (Age 60)

John Marion Non-Executive Director
John Marion was appointed non-executive director of Catlin in March 2004. He is also president and managing director of Western General Insurance Ltd. and affiliates ("Western Group"), a Bermuda-based reinsurance company, a position he has held since 1986.

Prior to joining Western Group, he served as assistant vice president of International Risk Management Ltd. (Bermuda) from 1981 to 1986. He currently serves on the board of directors of Max Re Capital Ltd., as well as on the boards of several privately held companies domiciled in Bermuda. He is a Chartered Accountant, admitted to the Canadian and Alberta Institute and to the Bermuda Institute. In addition, he is a Chartered Financial Analyst. (Age 51)

Nicholas Paumgarten Non-Executive Director
Nicholas Paumgarten served as interim chairman of Catlin from July 2002 until February 2003, and was appointed non-executive director of the Company in July 2002.

He is a managing director of J.P. Morgan Chase & Co and chairman of Corsair II, L.L.C., the general partner of J.P. Morgan Corsair II Capital Partners, L.P., a $1 billion investment partnership. Since he joined J.P. Morgan in 1992, in addition to Corsair, he has been chairman of a previous partnership, and head of the Financial Institutions Group and the Mergers and Acquisitions Group for the Americas. He is also a director of CompuCredit Corporation, Post Properties Inc. and The E.W. Scripps Company. (Age 59)

William Spiegel Non-Executive Director
William Spiegel was appointed non-executive director of Catlin in July 2002. He is a managing director of Cypress Advisors Inc., which manages over $3.5 billion in private equity funds. He currently leads Cypress' efforts in the financial services and healthcare industries.

Prior to joining Cypress when it was formed in 1994, he was a member of the Merchant Banking Group at Lehman Brothers. He is also a director of Cinemark Inc., FGIC Corporation, MedPointe Inc. and Montpelier Re Holdings Ltd. (Age 41)

Introduction to financial statements

To provide further detail on the Group's financial position and performance, the following pages contain:

- consolidated condensed financial information for Catlin Group Limited, including the consolidated condensed balance sheets; consolidated condensed statements of operations, of stockholders' equity and accumulated other comprehensive income and of cash flows; and the consolidated condensed notes to the accounts;

- condensed financial information for Catlin Insurance Company Ltd., including the condensed balance sheets; condensed statements of operations, of stockholder's equity and accumulated other comprehensive income and of cash flows; and the condensed notes to the accounts; and

- condensed financial information for Syndicate 2003 at Lloyd's, including the condensed underwriting accounts, the condensed balance sheet and the condensed notes to the accounts.

Catlin Group Limited (CGL) The condensed financial information for CGL covers 2003 and 2002 and has been extracted from the consolidated financial statements of CGL, which are prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

The CGL condensed financial information begins on page 22, preceded by the report of the independent accountants.

Catlin Insurance Company Ltd. (CICL) The condensed financial information for CICL coves 2003 and 2002 and has been extracted from the financial statements of CICL, which are prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

The CICL condensed financial information begins on page 37, preceded by the report of the independent accountants.

Syndicate 2003 Catlin Group Limited supplies the entire capacity of Syndicate 2003, which is managed by Catlin Underwriting Agencies Limited, a subsidiary of CGL. CUAL also manages Syndicate 1003, whose capacity was provided by individual Lloyd's Names and other capital providers. Syndicate 1003 ceased underwriting at the end of 2002 when its capacity was acquired by the Catlin Group and transferred to Syndicate 2003.

Condensed financial information for Syndicate 2003 is presented here to show the Lloyd's underwriting activities. This condensed financial information has been extracted from the annual report and the syndicate accounts of Syndicate 2003, which are prepared in accordance with Lloyd's Syndicate Accounting Rules. All amounts are expressed in sterling.

The Syndicate 2003 condensed financial information begins on page 50, preceded by the report of the independent accountants.

Report of the independent accountants

To the Board of Directors and the stockholders of Catlin Group Limited

We have reviewed the consolidated condensed financial information of Catlin Group Limited which comprises the consolidated condensed balance sheets, consolidated condensed statements of operations, shareholders' equity and accumulated other comprehensive income, and of cash flows, and the notes to the consolidated condensed financial statements, and which has prepared in accordance with the basis described in Note 1.

Our audit opinion on the annual report and audited accounts of Catlin Group Limited for the years ended December 31, 2003 and 2002, was prepared for and only for the shareholders of Catlin Group Limited and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (March 4, 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information.

In our opinion, the condensed consolidated financial information of Catlin Group Limited has been properly prepared in accordance with the basis described in Note 1.

PricewaterhouseCoopers
Bermuda
20 May 2004

Consolidated condensed balance sheets

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Assets		
Investments		
Fixed maturities, available-for-sale		
(amortized cost 2003: $750,051; 2002: $166,816)	755,905	169,284
Short-term investments	153,101	74,830
Cash and cash equivalents	325,667	523,536
Investment in associate	2,542	2,854
Total investments	1,237,215	770,504
Accrued investment income	9,281	4,239
Premiums and other receivables	472,706	324,071
Reinsurance recoverable (net of allowance of 2003: $9,097; 2002: $7,476)	287,165	277,921
Deposit with reinsurer	94,470	109,200
Reinsurers' share of unearned premiums	38,287	59,225
Deferred acquisition costs	130,185	64,372
Intangible assets and goodwill (accumulated amortization 2003: $23,257; 2002: $17,779)	70,531	66,538
Deferred tax asset	7,082	28,925
Other assets	45,542	25,278
Total assets	2,392,464	1,730,273
Liabilities and Stockholders' Equity		
Liabilities:		
Unpaid losses and loss expenses	962,535	695,168
Unearned premiums	612,325	375,952
Deferred gain	29,089	34,514
Reinsurance payable	43,520	65,081
Notes payable	50,107	30
Accounts payable and other liabilities	56,251	50,541
Total liabilities	1,753,827	1,221,286

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed balance sheets (cont.)

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003	2002
Commitments and Contingencies		
Stockholders' Equity:		
Class A cumulative convertible preference shares, par value $0.0001 Authorized 110,000,000; Issued and outstanding 15,000,000 (2002: 65,000,000)	$2	$7
Class B-1 cumulative convertible preference shares, par value $0.0001 Authorized 470,000,000; Issued and outstanding 457,000,000 (2002: 457,000,000)	46	46
Class B-2 cumulative convertible preference shares, par value $0.0001 Authorized, issued and outstanding 25,000,000 (2002: 25,000,000)	2	2
Ordinary common shares, par value $0.0001 Authorized 300,000,000; issued and outstanding 75,109,082 (2002: 75,000,000)	8	7
Additional paid-in capital	533,276	530,304
Accumulated other comprehensive (loss)	(1,406)	(1,075)
Retained income/(deficit)	106,709	(20,304)
Total stockholders' equity	638,637	508,987
Total liabilities and stockholders' equity	$2,392,464	$1,730,273

Approved by the Board of Directors on March 12, 2004

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of operations

Catlin Group Limited

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Revenues		
Gross premiums written	**1,198,214**	722,858
Reinsurance premiums ceded	**(113,080)**	(126,618)
Net premiums written	**1,085,134**	596,240
Change in unearned premiums	**(240,187)**	(214,176)
Net premiums earned	**844,947**	382,064
Net investment income	**23,796**	18,187
Net realized gains/(losses) on investments	**1,151**	(1,096)
Net realized gains on foreign currency exchange	**10,024**	6,728
Other income	**52**	326
Total revenues	**879,970**	406,209
Expenses		
Losses and loss expenses	**424,625**	308,623
Policy acquisition costs	**250,111**	100,494
Administrative expenses	**43,674**	17,626
Other expenses	**15,210**	7,798
Total expenses	**733,620**	434,541
Income/(loss) before income tax charge	**146,350**	(28,332)
Income tax (charge)/benefit	**(19,337)**	16,628
Net income/(loss)	**127,013**	(11,704)

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of changes in stockholders' equity and accumulated other comprehensive income

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	Common Stock $000	Preference Shares $000	Additional Paid-in Capital $000	Retained Earnings (Deficit) $000	Accumulated Other Comprehensive Income (Loss) $000	Total Stockholders' Equity $000
Balance January 1, 2002	13	–	67,247	(8,600)	(3,824)	54,836
Comprehensive loss:						
Net loss	–	–	–	(11,704)	–	(11,704)
Other comprehensive income	–	–	–	–	2,749	2,749
Total comprehensive loss	–	–	–	(11,704)	2,749	(8,955)
Common stock cancelled	(13)	–	–	–	–	(13)
Common stock issued	7	–	–	–	–	7
Preference shares issued	–	55	443,860	–	–	443,915
Warrants issued	–	–	18,502	–	–	18,502
Stock option scheme expense	–	–	695	–	–	695
Beneficial conversion feature issued	–	–	46,621	–	–	46,621
Beneficial conversion feature charged	–	–	(46,621)	–	–	(46,621)
Balance December 31, 2002	7	55	530,304	(20,304)	(1,075)	508,987
Comprehensive income:						
Net income	–	–	–	127,013	–	127,013
Other comprehensive loss	–	–	–	–	(331)	(331)
Total comprehensive income	–	–	–	127,013	(331)	126,682
Stock option scheme expense	–	–	1,859	–	–	1,859
Stock options exercised	1	–	1,108	–	–	1,109
Change in shareholdings	–	(5)	5	–	–	-
Balance December 31, 2003	8	50	533,276	106,709	(1,406)	638,637

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of cash flows

Catlin Group Limited

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Cash flows provided by operating activities		
Net income/(loss)	127,013	(11,704)
Adjustments to reconcile net income/(loss) to net cash provided by operations		
Amortization and depreciation	7,297	2,692
Amortization of discounts of fixed maturities	(2,324)	2,385
Net realized (gains)/losses on investments	(1,151)	1,096
Unpaid losses and loss expenses	175,637	39,163
Unearned premiums	181,247	158,946
Premiums and other receivables	(112,787)	(125,430)
Deferred acquisition costs	(54,362)	(21,234)
Reinsurance payable	(21,081)	(64,215)
Reinsurance recoverable	19,999	76,006
Reinsurers' share of unearned premiums	25,251	36,897
Deferred gain	(8,506)	(1,995)
Accounts payable and other liabilities	1,048	22,059
Deferred tax asset	22,973	(16,786)
Other	(21,237)	(13,783)
Net cash flows provided by operating activities	339,017	84,097
Cash flows used in investing activities		
Purchases of fixed maturities	(2,870,999)	(207,763)
Purchases of short-term investments	(152,715)	(75,518)
Proceeds from sales of fixed maturities	2,220,879	131,811
Proceeds from maturities of fixed maturities	75,466	64,285
Proceeds from sales of short-term investments	74,561	35,066
Purchase of intangible assets	(546)	(50,959)
Purchases of property and equipment	(10,810)	(3,120)
Proceeds from sales of property and equipment	185	55
Net cash flows used in investing activities	(663,979)	(106,143)
Cash flows provided by financing activities		
Proceeds from issuance of preference shares	–	443,909
Proceeds from notes payable	100,000	–
Repayment of notes payable	(50,000)	(20,698)
Proceeds from issue of warrants	–	18,502
Repayment of long-term debt	(30)	–
Proceeds from exercise of stock options	1,079	–
Net cash flows provided by financing activities	51,049	441,713
Net (decrease)/increase in cash and cash equivalents	(273,913)	419,667
Cash and cash equivalents – beginning of year	523,536	66,539
Foreign exchange difference	76,044	37,330
Cash and cash equivalents – end of year	325,667	523,536
Supplemental cash flow information		
Taxes paid	676	4,522
Interest paid	592	700

The accompanying notes are an integral part of the consolidated condensed financial statements.

1 Significant Accounting Policies

Basis of Presentation

The accompanying consolidated condensed financial statements have been extracted from the consolidated financial statements of Catlin Group Limited (the Group), which are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

The Group makes adjustments to convert the Lloyd's operations of Syndicates 2003 and 2600, which follow Lloyd's accounting principles, to US GAAP. Lloyd's syndicates determine underwriting results by year of account over a three year period. The Group records adjustments to recognize the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

Reporting Currency

The financial information is reported in United States dollars (US Dollars or $).

Investments

The Group's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealized gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and are recorded in current period income. Interest income is recognized when earned. Realized gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

Other than temporary impairments

The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognized in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.

1 Significant Accounting Policies (cont.)

Short-term Investments

Short-term investments are carried at fair value and are comprised of securities due to mature between 90 days and one year of date of issue.

Investment in Associate

Investment in associate is principally comprised of an investment in a limited liability corporation. This investment is accounted for using the equity method.

Cash and Cash Equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognized in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred Acquisition Costs

Certain policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortized over the period in which the related premiums are earned.

A premium deficiency is recognized immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (DAC) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

Unpaid Losses and Loss Expenses

A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Deferred Gain

The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortized into income over the settlement period of the recoveries under the relevant contract.

1 Significant Accounting Policies (cont.)

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. The Group adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), as of January 1, 2002. Pursuant to FAS 142, goodwill is deemed to have an indefinite life and should not be amortized, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required.

If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. Prior to the adoption of FAS 142, goodwill was amortized over 20 years. Upon the adoption of FAS 142, the Group ceased amortizing goodwill, and the Group recognized no impairment charge as the cumulative effect of a change in accounting principle. The measurement of fair value was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles, which relate to the purchase of syndicate capacity and surplus lines licenses, are considered to have a finite life and are amortized over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset is charged to earnings.

Other Assets

Other assets are principally comprised of prepaid items and property and equipment.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalized when incurred and depreciated over their estimated useful lives of five years.

Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognized and commissions thereon are earned over the period that the reinsurance coverage is provided.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinstatement premiums are recognized as they fall due and are recognized over the period of coverage.

Return premiums due from reinsurers are included in premiums and other receivables.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealized gains or losses on available for sale investments and foreign currency translation adjustments.

1 Significant Accounting Policies (cont.)

Foreign Currency Translation and Transactions

The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss). Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances not expressed in functional currencies, are recorded in current income.

Income Taxes

Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

Preference Shares

Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares' par value is credited to additional paid-in capital. Dividends are recognized when declared by the Company.

Stock Compensation

The Group accounts for stock-based compensation arrangements under the provisions of FAS No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognized on a straight-line basis over the option-vesting period.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Subsequent changes in fair value are not recognized in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Other Income

Other income consists of managing agency fees and profit commission in respect of the Group's management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.

Pensions

The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements.

2 Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Fair Value $000	2003 Amortized Cost $000	2002 Fair Value $000	2002 Amortized Cost $000
US government and agencies	390,865	385,316	74,998	74,498
Non-US governments	36,916	36,814	10,775	10,622
Corporate securities	190,847	190,542	38,413	37,847
Asset-backed securities	137,277	137,379	45,098	43,849
Total fixed maturities	755,905	750,051	169,284	166,816

The gross unrealized gains and losses related to fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Gross Unrealized Gains $000	2003 Gross Unrealized Losses $000	2002 Gross Unrealized Gains $000	2002 Gross Unrealized Losses $000
US government and agencies	5,686	137	589	89
Non-US governments	110	8	163	10
Corporate securities	496	191	582	16
Asset-backed securities	132	234	1,293	44
Total fixed maturities	6,424	570	2,627	159

The net realized gains/(losses) on fixed maturities for the year ended December 2003 were $1,071 (2002: $470).

Fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair Value $000	Amortized Cost $000
Due in one year or less	43,402	43,302
Due after one through five years	223,554	223,090
Due after five years through ten years	350,685	345,299
Due after ten years	987	981
Asset-backed securities	137,277	137,379
Total	755,905	750,051

2 Investments (cont.)

Restricted Assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit (LOC) requirements. The total value of these restricted assets by category at December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Fixed maturities, available for sale	**348,215**	129,404
Short-term investments	**126,943**	52,549
Cash and cash equivalents	**104,336**	30,864
Total restricted assets	**579,494**	212,817

The Group also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 5.

3 Unpaid Losses and Loss Expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believe they have made a reasonable estimate of the level of reserves at December 31, 2003 and 2002.

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross unpaid losses and loss expenses, beginning of year	**695,168**	594,084
Reinsurance recoverable on loss and loss expenses	**(214,174)**	(302,359)
Net unpaid losses and loss expenses beginning of year	**480,994**	291,725
Incurred losses and loss expenses for claims related to:		
Current year	**391,995**	232,515
Prior years	**32,630**	76,108
Total incurred losses and loss expenses	**424,625**	308,623
Paid losses and loss expenses for claims related to:		
Current year	**49,189**	16,935
Prior year	**166,447**	114,481
Total paid losses and loss expenses	**215,636**	131,416
Foreign exchange adjustment	**30,365**	12,062
Net unpaid losses and loss expenses end of year	**720,348**	480,994
Reinsurance recoverable on loss and loss expenses	**242,187**	214,174
Gross unpaid losses and loss expenses, end of year	**962,535**	695,168

3 Unpaid Losses and Loss Expenses (cont.)

As a result of the changes in estimates of insured events in prior years, the 2003 provision for losses and loss expenses net of reinsurance recoveries increased by $32,630 (2002: $76,108). In 2003, the increase was a result of higher than expected frequency and average cost of claims in the legal expenses class of business, which is no longer written by the Group. In 2002, the increase was principally a result of higher than anticipated claims levels both in terms of frequency and severity in the professional indemnity classes.

The Group's estimated gross loss for the September 11, 2001 event at December 31, 2003, is $135,291 (2002: $131,484). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $936 (2002: $800) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. The net loss at December 31, 2003 is estimated to be $24,277 (2002: $23,655) and reflects anticipated reinsurance recoveries based on a single event assumption.

4 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2003 Premiums Written $000	2003 Premiums Earned $000	2002 Premiums Written $000	2002 Premiums Earned $000
Direct	**910,608**	**763,234**	576,599	435,319
Assumed	**287,606**	**219,433**	146,259	105,992
Ceded	**(113,080)**	**(137,720)**	(126,618)	(159,247)
Net premiums	**1,085,134**	**844,947**	596,240	382,064

The Group's provision for reinsurance recoverable as of the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross reinsurance recoverable	**296,262**	285,397
Provision for uncollectible balances	**(9,097)**	(7,476)
Net reinsurance recoverable	**287,165**	277,921

5 Notes Payable, Debt and Financing Arrangements

During the year, the Group entered into a $350 Million Letter of Credit/Revolving Loan Facility (the Club Facility). The following was outstanding under the Club Facility as at 31 December 2003:

- Debt outstanding was $50 million, in the form of a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than November 22, 2005.

5 Notes Payable, Debt and Financing Arrangements (cont.)

- As security for its underwriting, CSL has deposited with Lloyd's a clean, irrevocable standby letter of credit (LOC) amounting to $182,133 (£101,750). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on November 24, 2003 and has an initial expiry date of December 31, 2008. Collateral of $45 million must be provided by June 30, 2005 and a further $30 million by June 30, 2006. This LOC costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 50 basis points per annum.

- A second, 1-year $50 million Standby LOC facility is available for utilization by CICL. At December 31, 2003, $1,606 in LOC's were outstanding. This LOC facility costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 35 basis points per annum.

6 Stockholders' Equity

The following is a detail of the number and par value of common shares authorized, issued and outstanding as of December 31, 2003 and 2002:

2003	Authorized Number of Shares '000	Authorized Par Value $000	Issued and Outstanding Number of Shares '000	Issued and Outstanding Par Value $000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,109	8
Total	300,000	30	75,109	8

2002	Authorized Number of Shares '000	Authorized Par Value $000	Issued Number of Shares '000	Issued Par Value $000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,000	7
Total	300,000	30	75,000	7

On July 4, 2002, in anticipation of the capital raising, the Company reorganized its existing share structure. This involved the reclassification of all authorized and issued share capital into 65,000,000 Class A convertible preference shares and 75,000,000 ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganization.

Following this reorganization, the Company undertook an exercise to raise additional capital, which was completed during 2002. This involved issuing 457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising. These have been reflected at par value in the financial statements with the balance reported as additional paid-in capital.

All Class A and Class B preference shares are convertible into ordinary common shares and are not redeemable. Holders of preference shares can elect to convert at any time but conversion by all holders is mandatory in the event that the Company makes a qualified public offering of shares. Each preference share converts into one ordinary common share. Preference shares accrue a dividend of 6 percent per annum compounding semi-annually and preference dividends are not taken in cash but rather through an issue of new ordinary common shares. Dividends are payable as new issues of ordinary common shares at the earlier of the date of conversion of the preference shares or December 31, 2004.

Certain of the holders of Class B preference shares were also issued warrants to purchase fully paid ordinary common shares at an exercise price of $1 per warrant. The warrants expire on July 4, 2012 and can be exercised at any time up to that date. They were issued at a fair value of $18,502 and entitle the holders to acquire up to 100,322,581 ordinary common shares on conversion. The warrant proceeds have been accounted for as additional paid in capital within stockholders' equity.

6 Stockholders' Equity (cont.)

Based on the analysis performed by the Company, it was determined that the price paid for a convertible preferred share was less than the fair market value of an ordinary common share. The difference between the price paid for a convertible preferred share and the fair market value of an ordinary common share at the time of issuance was 9.7 cents. This difference is classified as a beneficial conversion feature. The total amount of the beneficial conversion feature is $46,621 and has been accounted for similar to a dividend.

Change in Shareholdings

The Company byelaws incorporate an adjustment mechanism whereby the share capital of the Company is adjusted, based on a formula relating to the December 31, 2001 net asset value of the Group, as at December 31, 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The shareholders requested that this formula be applied as at September 30, 2003 and not December 31, 2003. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment has been reflected in the financial statements at December 31, 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

7 Subsequent Events

Initial Public Offering (IPO) and Changes to Capital Structure

On April 6, 2004, the Group completed its IPO and was admitted to the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place.

Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were exercised. All preference shares were then converted into common shares and consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation. To maintain economic equivalence, the warrants and options that are currently outstanding were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

The Group raised $200 million ($182 million net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

Following the capital changes and the IPO, the Group has 154,071,925 common shares issued and outstanding.

The proceeds from the new common shares issued by the Company will be used to support the Group's underwriting and for general business purposes.

Report of the independent accountants

To the stockholder of Catlin Insurance Company Ltd.

We have reviewed the condensed financial information of Catlin Insurance Company Ltd. which comprises the condensed balance sheets, condensed statements of operations, stockholder's equity and accumulated other comprehensive income, and of cash flows, and the notes to the condensed financial statements, and which has been prepared in accordance with the basis described in Note 2.

Our audit opinion on the annual report and audited accounts of Catlin Insurance Company Ltd. for the years ended December 31, 2003 and 2002, was prepared for and only for the shareholders of Catlin Insurance Company Ltd. and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (March 4, 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information.

In our opinion, the condensed financial information of Catlin Insurance Company Ltd. has been properly prepared in accordance with the basis described in Note 2.

PricewaterhouseCoopers
Bermuda
20 May 2004

Condensed balance sheets

Catlin Insurance Company Ltd.

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortized cost 2003 – $417,306; 2002 – $23,863)	423,058	24,034
Short-term investments	83,323	–
Cash and cash equivalents	28,686	356,849
Total Investments	535,067	380,883
Accrued investment income	8,283	522
Premiums and other receivables	24,409	–
Intercompany receivables	22,452	57,638
Funds withheld	298,735	99,963
Property and equipment	806	34
Deferred acquisition costs	19,344	5,799
Intangible assets	546	–
Total assets	909,642	544,839
Liabilities		
Unpaid losses and loss expenses	129,533	26,315
Unearned premiums	145,243	50,521
Accounts payable and other liabilities	2,947	133
Intercompany payables	41,023	12,029
Total liabilities	318,746	88,998
Stockholder's equity		
Ordinary shares of par value $1 each		
Authorised – 1,000,000 (2002: 1,000,000)		
Issued – 1,000,000 (2002: 1,000,000)	1,000	1,000
Additional paid-in capital	484,175	434,175
Accumulated other comprehensive income	5,752	170
Retained earnings	99,969	20,496
Total stockholder's equity	590,896	455,841
Total liabilities and stockholder's equity	909,642	544,839

Approved by the Board of Directors on March 11, 2004

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of operations

Catlin Insurance Company Ltd.

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Revenues		
Gross premium written	258,042	93,121
Reinsurance premiums ceded	(361)	–
Net premiums written	257,681	93,121
Change in unearned premiums	(93,342)	(50,521)
Net premiums earned	164,339	42,601
Net investment income	13,253	3,019
Net realized gains on investments	172	–
Net gains on foreign currency exchange	7,860	5,802
Other income	13,615	–
Total revenues	199,239	51,422
Expenses		
Losses, loss expenses and profit commissions	(93,910)	(24,681)
Policy acquisition costs	(21,687)	(5,482)
Other expenses	(4,169)	(765)
Total expenses	(119,766)	(30,928)
Net income	79,473	20,494

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of changes in stockholder's equity and accumulated other comprehensive income

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	Common stock $000	Additional paid-in capital $000	Retained earnings $000	Accumulated other comprehensive income $000	Total stockholder's equity $000
Balance – January 1, 2002	120	880	2	–	1,002
Comprehensive income					
Net income	–	–	20,494	–	20,494
Other comprehensive income					
Change in unrealized appreciation on investments	–	–	–	170	170
Total comprehensive income	–	–	20,494	170	20,664
Common stock issued	880	–	–	–	880
Increase in paid-in capital	–	433,295	–	–	433,295
Balance – December 31, 2002	1,000	434,175	20,496	170	455,841
Comprehensive income					
Net income	–	–	79,473	–	79,473
Other comprehensive income					
Change in unrealized appreciation on investments	–	–	–	5,582	5,582
Total comprehensive income	–	–	79,473	5,582	85,055
Increase in paid-in capital	–	50,000	–	–	50,000
Balance – December 31, 2003	1,000	484,175	99,969	5,752	590,896

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of cash flows

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Cash flows used in operating activities		
Net income	79,473	20,494
Adjustments to reconcile net income to net cash provided by operations		
Premiums receivable	(24,409)	–
Amortization and depreciation	33	34
Accrued investment income	(7,761)	(522)
Funds withheld	(198,772)	(99,963)
Deferred policy acquisition costs	(13,545)	(5,799)
Unpaid losses and loss expenses	103,217	26,315
Unearned premiums	94,723	50,521
Accounts payable	2,814	–
Amortization of premiums/discounts on fixed maturities	3,136	–
Net realized loss on exchange	773	–
Net realized gain on investments	(172)	–
Net cash flows provided by (used in) operating activities	39,510	(8,920)
Cash flows used in investing activities		
Purchases of property, equipment and intangibles	(1,350)	(69)
Purchases of fixed maturities	(1,942,338)	–
Purchase of short-term securities	(1,054,998)	–
Sales of fixed maturities	1,545,158	–
Sale of short-term securities	971,675	–
Net cash flows used in investing activities	(481,853)	(69)
Cash flows used in financing activities		
Advance (to)/from related parties	64,180	(45,507)
Proceeds from issuance of common shares	–	880
Additional paid-in capital	50,000	409,431
Net cash flows provided by financing activities	114,180	364,805
Net increase/(decrease) in cash	(328,163)	355,816
Cash and cash equivalents – beginning of year	356,849	1,033
Cash and cash equivalents – end of year	28,686	356,849

The accompanying notes are an integral part of these condensed financial statements.

Notes to the condensed financial statements

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

1 Nature of operations

Catlin Insurance Company Ltd. (CICL or the Company) is a Bermuda licensed insurer. It is a wholly owned subsidiary of Catlin Group Limited (Catlin), a Bermuda licensed holding company. Catlin and its subsidiaries are together referred to as the 'Group'. CICL remained dormant until July 2002 when, following a major capital raising exercise by the Group, the Company was capitalized, activated and had its license upgraded to that of a Class 4 insurer. The Company is a direct writer as well as a reinsurer of worldwide property and casualty risks. On April 5, 2003 the Group provided a further $50,000 to CICL in paid-in capital.

In 2002, the Company underwrote only three contracts, being whole account Quota Share reinsurance of the Lloyd's syndicates, which are managed by its sister company Catlin Underwriting Agencies Limited (the Syndicates) and are capitalized by the Group. These Quota Share arrangements are based upon the net premium written by the Syndicates. These contracts were also written in 2003.

Commencing in 2003, CICL began writing a range of products, including catastrophe and per risk excess, non-proportional treaty and casualty reinsurance business. Business is written from many countries, although business from the United States of America predominates. On December 3, 2003, CICL received authorization from the Financial Services Authority to commence underwriting in the United Kingdom through its United Kingdom Branch operations. As of December 31, 2003, no premium had been written by the Branch.

2 Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been extracted from the financial statements of Catlin Insurance Company Limited, which are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions and balances resulting from business operations based on information currently available. The most significant items on the Company's balance sheet that involve accounting estimates and actuarial determinations are the valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the financial statements, the Company believes the amounts provided are reasonable.

The financial results arising from the whole account Quota Share with the syndicates managed by the Catlin Group (the Group) are accounted for by the syndicates under the Lloyd's basis of accounting. Certain adjustments are made to convert Lloyd's accounting to accounting principles generally accepted in the United States of America in order for these results to be reflected in those of the Company. Lloyd's syndicates determine underwriting results by year of account over a three-year period. The Company records adjustments to recognize the relevant portion of the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Reporting Currency

The financial information is reported in United States dollars (US Dollars or $) which is considered by management to be the Company's functional currency.

Investments

The Company's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealized gains or losses on investments are included in accumulated other comprehensive income in stockholder's equity.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and is recorded in current period income. Interest income is recognized when earned. Realized gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

2 Significant Accounting Policies (cont.)

Other than temporary impairments

The Company regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Company's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Company's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Company also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognized in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write-downs in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require the Company to sell investments prior to the forecasted market price recovery.

Short-term Investments

Short-term investments are carried at fair value and are comprised of securities due to mature between 90 days and one year of date of issue.

Cash and Cash Equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognized in accordance with the terms of the underlying policy. Premiums written are primarily earned on a pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred Acquisition Costs

Certain policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortized over the period in which the related premiums are earned.

A premium deficiency is recognized immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (DAC) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

2 Significant Accounting Policies (cont.)

Unpaid Losses and Loss Expenses

A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. IBNR reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Intangible Assets

Intangible assets are valued at their fair value at the time of acquisition. The Company's intangibles, which relate to the acquisition of its United Kingdom Branch and United States of America surplus lines licenses, are considered to have a finite life and will be amortized over their estimated useful life of 15 years commencing in 2004. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that impairment exists, the excess of the unamortized balance over the fair value of the intangible asset is charged to earnings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of up to four years for fixtures and fittings, and two years for computer equipment. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter. As development of systems software or construction of leasehold improvements is ongoing the related asset is recognized as an asset within property and equipment and amortized when it becomes available for use.

Stock Compensation

The Company accounts for stock-based compensation arrangements under the provisions of FAS No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognized on a straight-line basis over the option-vesting period.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income (loss), such as unrealized gains or losses on available for sale investments and foreign currency translation adjustments.

Foreign Currency Translation and Transactions

Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange. Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances are recorded in current income.

Other Income

Other income consists of related party fee income.

Pensions

The Company operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

Cash balances and investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements.

3 Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Fair value $000	2003 Amortized cost $000	2002 Fair value $000	2002 Amortized cost $000
US government and agencies	321,998	316,350	5,111	5,093
Non-US government	–	–	3,259	3,254
Corporate securities	76,020	75,935	15,664	15,516
Asset backed securities	25,040	25,021	–	–
Fixed maturities	423,058	417,306	24,034	23,863

The gross unrealized gains and losses related to fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Gross unrealized gains $000	2003 Gross unrealized losses $000	2002 Gross unrealized gains $000	2002 Gross unrealized losses $000
US government and agencies	5,776	128	43	–
Non-US government	–	–	20	–
Corporate securities	173	88	107	–
Asset backed securities	29	10	–	–
Total maturities	5,978	226	170	–

The net realized gains on fixed maturities for the year ended 31 December 2003 were $172 (2002: nil).

Fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value $000	Amortized cost $000
Due in one year or less	1,227	1,227
Due after one through five years	98,117	97,986
Due after five years through ten years	320,852	315,231
Due after ten years	2,862	2,862
Total	423,058	417,306

3 Investments (cont.)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit (LOC) requirements. The total value of these restricted assets by category at December 31, 2003 and 2002 are as follows:

	2003 $000	2002 $000
Fixed maturities, available for sale	**172,133**	–
Short-term investments	**–**	–
Cash and cash equivalents	**15,503**	–
Total restricted assets	**187,636**	–

The Company is a member of a Lloyds third party deposit trust, whereby it has agreed to provide the use of certain funds (included above) to Catlin Syndicate Limited (CSL) and to guarantee certain obligations of CSL to support its Funds at Lloyds requirements. Restricted assets may be broken down as follows: Lloyds deposit trust $182,133 (2002: nil) (as described in Note 7) and US surplus lines trusts $5,503 (2002: nil).

The Company also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 7.

4 Unpaid losses and loss expenses

The Company establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. The reserves established on the business assumed from group companies are predominantly reliant upon the actuarial estimates of those group companies. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Company's results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at December 31, 2003 and 2002.

4 Unpaid losses and loss expenses (cont.)

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross unpaid losses and loss expenses, beginning of year	**26,315**	–
Reinsurance recoverable on loss and loss expenses	**–**	–
Net unpaid losses and loss expenses beginning of year	**26,315**	–
Incurred losses and loss expenses for claims related to:		
Current year	**88,448**	24,681
Prior years	**5,462**	–
Total incurred losses and loss expenses	**93,910**	24,681
Paid losses and loss expenses for claims related to:		
Current year	**(43)**	–
Prior year	**–**	–
Total paid losses and loss expenses	**(43)**	–
Foreign exchange adjustment	**9,351**	1,634
Net unpaid losses and loss expenses end of year	**129,533**	26,315
Reinsurance recoverable on loss and loss expenses	**–**	–
Gross unpaid losses and loss expenses, end of year	**129,533**	26,315

The Company's Quota Share treaty contracts with the Group's managed syndicates operate on a 'funds withheld' basis. This basis means that if the 2003 or 2002 Underwriting Year of Account (measured on the Lloyd's 3-year basis) closes in the ordinary course by way of reinsurance to close, there will be only one cash transaction for that respective year, which shall encompass all of the financial transactions specified therein. This effectively means that throughout the duration of the treaties all of the company's premiums, assumed under the contracts, will be included as part of the funds withheld balance, while any claims under the agreements will be included as part of the losses and loss adjustment expenses reserve, pending final net cash settlement after the end of the third respective year. Acquisition costs are included in the Intercompany payables balance. As such, the Company will not record any paid losses under these contracts until final settlement.

5 Stockholder's equity

The following table outlines the changes in common shares issued and outstanding during 2003 and 2002:

	2003 $000	2002 $000
Balance – Beginning of year	**1,000,000**	120,000
Shares issued	**–**	880,000
Balance – End of year	**1,000,000**	1,000,000

Shares were issued at $1 (par value) each and have equal voting rights.

On 8 April 2003 the Company received additional paid-in capital from its parent of $50,000 in cash.

6 Statutory requirements

Under the Bermuda Insurance Act 1978, amendments thereto and related regulations, ('the Act'), the Company is required to maintain minimum capital and surplus of $128,840 (2002: $100,000) as at December 31, 2003. The Company's statutory capital and surplus as of December 31, 2003 is $386,410 (2002: $319,717) and is sufficient to meet the requirements of the Act. As the Company's statutory capital and surplus requirements are fully covered by its additional paid-in capital, there are no restrictions on the Company's retained earnings available for distribution. The Company is also required to maintain a minimum liquidity ratio as defined by the Act and as of December 31, 2003, this requirement was also met.

7 Commitments and contingencies

The Company provides finance to enable its sister company, CSL, to continue trading and to meet its liabilities as they fall due. During 2002, the Company provided collateral for a letter of credit (LOC) granted to CSL which served as the latter's funds at Lloyd's to enable it to underwrite as the sole member of Syndicate 2003. As collateral for this LOC, the Company granted a charge to Barclays Bank over its cash, short term deposits, and fixed income maturities to the US$ equivalent of GBP80,947 ($130,324 at December 31, 2002). This charge was released in 2003 and no collateral is provided in this regard.

During November 2003, the Company entered into an agreement with CSL and Lloyd's to provide CSL the use of GBP101,750 or $182,133, which serves as the latter's funds at Lloyd's to enable it to underwrite as the sole member of Syndicate 2003. These assets are recorded as assets on the balance sheet of the Company but are restricted (see also Note 3). Further, CSL has deposited with Lloyd's a clean, irrevocable, standby LOC under a credit agreement between Catlin, the Company, CSL, Barclays Bank, ING Bank NV and JP Morgan amounting to GBP101,750 or $182,133 (see also Note 3). In the event that CSL fails to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down on this letter of credit.

In 2003, the Company issued LOCs to third parties in the amount of $1,606. The Company is required to provide collateral of $903 to secure these LOCs.

Catlin, the Company's parent, has a $100,000 loan facility with Barclays Bank, ING Bank NV and JP Morgan, of which $50,000 was drawn at year end December 31, 2003. As a condition of the facility, Catlin and certain subsidiary companies (including the Company) are together required to maintain unencumbered assets of not less than $56,250, in the form of cash, short term and fixed income maturities with a minimum AA rating. This replaced an existing $50,000 loan facility which Catlin had with JP Morgan Chase as at December 31, 2002. As a condition of this facility, Catlin and certain subsidiary companies (including the Company) were required to maintain unrestricted cash of not less than $150,000. This facility was cancelled on the establishment of the facility with Barclays Bank, ING Bank NV and JP Morgan during November 2003.

8 Related parties

Certain underwriting activities were undertaken with fellow Group companies. During the year, the Company underwrote a whole account Quota Share reinsurance of the Lloyd's syndicate managed by its sister company Catlin Underwriting Agencies Limited and capitalized by the Group. Premiums written in 2003 totaled $177,622 (2002: $93,121) and losses and loss expenses in 2003 totaled $(83,863) (2002: $(24,681)).

The Company pays a commission of 5% of original net premium and a profit commission of 15% of the net profit of the reinsurer on this business. It is also liable for its proportionate share of the Lloyd's Levy and Central Fund contribution payable by the syndicates.

During 2003, the Company underwrote a long-tail stop loss reinsurance treaty with Catlin Underwriting Agencies Limited of the wholly owned Lloyd's Syndicate managed by its sister company. Premiums written in 2003 totaled $24,253.

The following balances were outstanding between the Company and other Group companies:

	2003 $000	2002 $000
Intercompany receivables		
Catlin Underwriting Agencies Limited	5,370	57,326
Catlin Group Limited	–	312
Catlin Inc.	1,684	–
Catlin Syndicate Limited	15,398	–
Total	22,452	57,638
Funds withheld		
Catlin Syndicate Limited	298,735	99,963
Accounts payable		
Catlin Syndicate Limited	36,571	12,029
Catlin Group Limited	4,417	–
Catlin Holdings Limited	35	–
Total	41,023	12,029

Report of the independent accountants

To the member of Syndicate 2003

We have reviewed the condensed financial information of Syndicate 2003 which comprises the underwriting accounts, the balance sheet and the notes to the condensed accounts, and which has been prepared in accordance with the basis described in Note 1.

Our audit opinion on the annual report and audited accounts of Syndicate 2003 for the year ended 31 December 2003 was prepared for and only for the members of Syndicate 2003 and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (24 March 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information

In our opinion, the condensed financial information of Syndicate 2003 has been properly prepared in accordance with the basis described in Note 1.

PricewaterhouseCoopers LLP
London
20 May 2004

Balance sheet

31 December 2003

	Notes	2003 £000	2002 £000
Assets			
Financial investments	3	**257,952,451**	123,924,558
Deposits with ceding undertakings		**27,934**	152,257
Debtors		**129,955,789**	77,775,715
Other assets			
Cash at bank and in hand		**75,894,984**	31,562,770
Overseas deposits		**28,077,113**	16,116,938
Prepayments and accrued income		**622,477**	683,342
Total assets		**492,530,748**	250,215,580
Liabilities			
Balance on 2001/(2000) year of account	4	**(25,684,240)**	(19,301,147)
Balances on open years of account			
Balance on 2002/(2001)	5	**228,894,346**	138,266,137
Balance on 2003/(2002)	5	**133,406,379**	60,888,086
Creditors		**154,726,864**	69,763,245
Accruals and deferred income		**1,187,399**	599,259
Total liabilities		**492,530,748**	250,215,580

Approved by the Board on 24 March 2004

2001 underwriting account

As closed at the end of the third year

	Notes	at 24 months	Change in calendar year	2001 £000 at 36 months	2000 £000 at 36 months
Syndicate allocated capacity		177,239,887		177,239,887	154,072,230
Gross premiums written (net of brokerage)		193,009,372	(127,409)	192,881,963	167,017,294
Outward reinsurance premiums		(69,941,349)	(9,076,859)	(79,018,208)	(60,029,262)
Net premiums		123,068,023	(9,204,268)	113,863,755	106,988,032
Reinsurance to close premium received from earlier years of account	6	52,597,988	(3,273,035)	49,324,953	40,333,800
Reinsurance to close premium received from the 2000 year of account of syndicate 1003	6	14,835,330	(923,163)	13,912,167	11,376,200
Gross claims paid		(98,495,046)	(79,679,842)	(178,174,888)	(149,743,688)
Reinsurers' share		60,424,616	55,406,824	115,831,440	49,370,475
Net claims		(38,070,430)	(24,273,018)	(62,343,448)	(100,373,213)
Reinsurance premium to close the year of account	7	–	(125,455,369)	(125,455,369)	(67,433,318)
(Loss) on exchange		(983,833)	(1,512,589)	(2,496,422)	(1,992,448)
Syndicate operating expenses		(12,856,702)	(749,038)	(13,605,740)	(10,946,080)
Balance on technical account		138,590,376	(165,390,480)	(26,800,104)	(22,047,027)
Investment income		2,700,822	2,980,066	5,680,888	5,476,906
Investment gains less losses		(313,106)	(1,496,371)	(1,809,477)	49,241
Investment expenses and charges		(53,357)	(43,592)	(96,949)	(84,004)
Balance on open year		140,924,735	(163,950,377)		
Loss for the closed year of account	4			**(23,025,642)**	**(16,604,884)**

2002 underwriting account

At the end of the second year

	Notes	at 12 months	Change in calendar year	2002 £000 at 24 months	2001 £000 at 24 months
Syndicate allocated capacity		274,601,915		274,601,915	177,239,887
Gross premiums written (net of brokerage)		202,646,606	122,433,378	325,079,984	193,009,372
Outward reinsurance premiums		(113,374,962)	(32,426,233)	(145,801,195)	(69,941,349)
Net premiums		89,271,644	90,007,145	179,278,789	123,068,023
Reinsurance to close premium received from earlier years of account	7	–	98,482,465	98,482,465	52,597,988
Reinsurance to close premium received from the 2001/(2000) year of account of syndicate 1003	7	–	27,777,106	27,777,106	14,835,330
Gross claims paid		(11,077,629)	(44,939,768)	(56,017,397)	(98,495,046)
Reinsurers' share		2,824,723	12,806,299	15,631,022	60,424,616
Net claims		(8,252,906)	(32,133,469)	(40,386,375)	(38,070,430)
(Loss)/profit on exchange		(24,263)	467,452	443,189	(983,833)
Syndicate operating expenses		(16,076,883)	(5,705,928)	(21,782,811)	(12,856,702)
Balance on technical account		64,917,592	178,894,771	243,812,363	138,590,376
Investment income		957,691	2,636,568	3,594,259	2,700,822
Investment gains less losses		(155,307)	(1,062,020)	(1,217,327)	(313,106)
Investment expenses and charges		(26,356)	(113,643)	(139,999)	(53,357)
Balance on open year	5	65,693,620	180,355,676	246,049,296	140,924,735

2003 underwriting account

At the end of the first year

	Notes	2003 at 12 months £000	2002 at 12 months £000
Syndicate allocated capacity		500,000,000	274,601,915
Gross premiums written (net of brokerage)		341,764,671	202,646,606
Outward reinsurance premiums		(159,999,720)	(113,374,962)
Net premiums		181,764,951	89,271,644
Gross claims paid		(16,934,416)	(11,077,629)
Reinsurers' share		4,032,720	2,824,723
Net claims		(12,901,696)	(8,252,906)
Loss on exchange		(83,029)	(24,263)
Syndicate operating expenses		(27,300,127)	(16,076,883)
Balance on technical account		141,480,099	64,917,592
Investment income		1,120,700	957,691
Investment gains less losses		(478,041)	(155,307)
Investment expenses and charges		(70,487)	(26,356)
Balance on open year	5	142,052,271	65,693,620

Notes to the condensed accounts

1 Basis of Preparation

The accompanying condensed accounts have been extracted from the annual report and syndicate accounts of Syndicate 2003 which have been prepared in accordance with the Lloyd's Syndicate Accounting Rules.

For the 2001 year of account the syndicate placed a qualifying quota share (QQS) reinsurance with syndicate 2600. Figures in these accounts attributed to the syndicate are net of premiums and investment income allocated to Syndicate 2600 and of 2600's contribution to syndicate expenses and the effects of foreign currency translation. These allocations to Syndicate 2600 are calculated at the proportion that the percentage of the QQS bears to the combined capacity of the syndicate and the QQS.

For the open years of account the figures are gross of Syndicate 2600 as that syndicate operates on a funds withheld basis. The effects of the QQS are not deducted until the close of the underwriting year after 36 months.

2 Accounting Policies

Underwriting transactions

Gross premiums are allocated to years of account on the basis of the inception date of the policy. Commission and brokerage are charged to the year of account to which the relevant policy is allocated. Reinsurance premiums ceded are allocated to the appropriate year of account on bases which fairly reflect the allocation of the underlying business being protected. Gross claims paid include internal and external claims settlement expenses and, together with reinsurance recoveries, less amounts provided for in respect of doubtful reinsurers, are attributed to the same year of account as the original premium for the underlying policy. Reinstatement premiums payable in the event of a claim being made are charged to the same year of account as that to which the recovery is credited.

Closed years of account

The underwriting account includes transactions processed through Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with an estimate of premiums due but not received based on an examination of past experience and written records of risks. Premiums due to reinsurers are recognised in order to match reinsurance transactions with the related gross premium amounts. Recoveries due from reinsurers are included in order to match reinsurance transactions with the related gross claim amounts.

Open years of account

The underwriting account only includes transactions processed through Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with material outstanding reinsurance premiums and recoveries due to and from reinsurers. No recognition is made of any underwriting losses that may arise on open years of account.

Reinsurance to close

Normally each year of account is kept open for three years at the end of which it is closed by reinsurance. The premium for the reinsurance to close is ceded in fixed proportions to the syndicate's next year of account and to its counterpart, parallel syndicate 1003. The premium for this reinsurance to close is determined on the basis of estimated outstanding liabilities and related claims settlement costs (including claims incurred but not reported), net of estimated collectible reinsurance recoveries, relating to the closed year of account and all previous years of account reinsured therein. Ultimate net claims settlements are estimated by the use of statistical projections based on previous claims history and by case-by-case reviews of notified losses. Although the estimate of net outstanding liabilities is considered to be fair and reasonable, it is implicit in the estimation procedure that the ultimate liabilities will be at variance from the premiums so determined.

Investments

Investments are stated at the market value ruling at the balance sheet date. The cost of syndicate investments is deemed to be the aggregate of (i) the value at which those elements of the investment portfolio still held at the current balance sheet date were acquired at the beginning of the year of account, that is at the previous balance sheet value; and (ii) the cost of any new assets acquired during the year and held at the current balance sheet date.

Overseas deposits

Overseas deposits are stated at the market value ruling at the balance sheet date. The cost of investments held within these deposits is determined either on the same basis as for syndicate investments or on the basis of notification received from Lloyd's.

2 Accounting Policies (cont.)

Foreign currency translation

The syndicate maintains four separate currency funds of sterling, euros, US dollars and Canadian dollars. In addition, the syndicate holds euro investments which are translated at year end rates. Items expressed in US dollars and Canadian dollars are normally translated to sterling at the rates of exchange ruling at the balance sheet date. Transactions during the year in other overseas currencies are expressed in sterling at the rates advised by Lloyd's. 'Calendar year movements' shown in the underwriting accounts include exchange differences on retranslating brought forward cumulative information.

In accordance with Lloyd's requirements, US dollar results for a closed year of account are reported to underwriting members in that currency. Consequently, any profit or loss arising after 31 December in respect of those reported amounts is the personal responsibility of underwriting members of that closed year. Where Canadian dollars are bought or released to liquidate a closed year of account after 31 December, any profit or loss arising therefrom is allocated to the year of account into which the liabilities of the closed year have been reinsured. Where US dollars or Canadian dollars are bought or sold in respect of an open year of account, any profit or loss arising is reflected in the underwriting account prepared for that year of account as at the end of the calendar year in which the transaction occurs. However, the profit or loss on sale of US dollars to cover expenses on the closed year of account, effected after 31 December, is attributed to that closed year.

Investment return

The investment return comprises investment income and investment gains less losses, net of investment expenses and charges. The returns on investments arising in a calendar year are generally apportioned to years of account open during the calendar year in proportion to the average funds available for investment on each year of account.

Taxation

No provision has been made for UK taxation on the net underwriting result and investment income. The result for the closed year, net of personal expenses, is accounted to the Members' Services Unit (MSU) of the Corporation of Lloyd's on behalf of the underwriting member.

Under Schedule 20, FA 1993, managing agents are not required to deduct basic rate income tax from trading income, including capital appreciation, of the syndicate. Furthermore, all UK basic rate income tax (20% to 22%) deducted from syndicate investment income is recoverable by the managing agent; therefore, the distribution made to the member is gross of tax.

It remains the responsibility of the member to agree its corporation tax liabilities with the Inland Revenue.

The syndicate is required to fund on account assessments of US dollar and Canadian dollar source income and these amounts are then recovered by reimbursement from the MSU. At the balance sheet date such syndicate fundings are included within sundry debtors. The final assessments are charged direct to the underwriting member by the MSU.

Syndicate operating expenses

Where expenses are incurred by the managing agent or on behalf of the managing agent on the administration of managed syndicates, these expenses are apportioned using varying methods depending on the type of expense. Expenses which are incurred jointly for the agency company and managed syndicates are apportioned between the agency company and the syndicates on bases depending on the amount of work performed, resources used and the volume of business transacted. Syndicate operating expenses are allocated to the year of account for which they are incurred.

3 Financial Investments

	2003 £000 Cost	2003 £000 Market Value	2002 £000 Cost	2002 £000 Market Value
Debt securities and other fixed-income securities	**258,470,969**	**257,952,451**	123,957,077	123,924,558

There were no stock lending arrangements outstanding at 31 December 2003 (2002 – nil).

4 Balance on closed year of account

	2003 £000	2002 £000
2001/(2000) year of account loss of account profit before personal expenses:		
Sterling Trust Fund	**(16,929,425)**	(11,831,581)
US Dollar – LDTF $3,946,288 (2000 – $9,106,506)	**(2,204,379)**	(5,656,215)
US Dollar – LATF $178,299 (2000 – profit $2,131,117)	**(99,862)**	1,323,675
Canadian Dollar Trust Fund $8,759,463 (2000 – $1,119,537)	**(3,791,976)**	(440,763)
	(23,025,642)	(16,604,884)
Personal expenses:		
Other expenses	**2,658,598**	2,696,263
	2,658,598	2,696,263
2001/(2000) year of account loss after personal expenses and transfer to members' premium trust funds	**(25,684,240)**	(19,301,147)

The result will be collected in US dollars.

Profit commission is not chargeable on the result of the 2001 year of account. Profit commission, when payable, is calculated in accordance with the terms of the applicable agency agreement at 15% of the members' share of the year of account result less personal expenses.

5 Balance on open years of account

	2003 £000	2002 £000
2002/(2001) year of account balance before personal expenses	**246,049,296**	140,924,735
Personal expenses:		
Other expenses	**4,805,534**	2,658,598
2002/(2001) year of account balance after personal expenses	**241,243,762**	138,266,137
2003/(2002) year of account balance before personal expenses	**142,052,271**	65,693,620
Personal expenses:		
Other expenses	**8,645,892**	4,805,534
2003/(2002) year of account balance after personal expenses	**133,406,379**	60,888,086

6 Net premium for the reinsurance to close the 2000 year of account

The calendar year movement reflects the change in exchange rates.

7 Reinsurance premium to close the year of account

	Pure 2001 £000	2001 2000 Reinsured Therein £000	Total at 36 months £000	2000 Total at 36 months £000
2001 and 2000 years of account				
Gross notified outstanding claims	49,199,516	133,864,400	183,063,916	146,631,903
Reinsurance recoveries anticipated	21,779,634	90,063,337	111,842,971	118,741,769
Net notified outstanding claims	27,419,882	43,801,063	71,220,945	27,890,134
Provision for gross claims incurred but not reported	36,074,059	36,422,205	72,496,264	64,867,685
Reinsurance recoveries anticipated	1,085,689	17,175,151	18,261,840	25,324,501
Provision for net claims incurred but not reported	34,987,370	19,247,054	54,234,424	39,543,184
Reinsurance premium to close the 2001 and prior years of account (2000 and prior year of account)	62,407,252	63,048,117	125,455,369	67,433,318

The reinsurance to close premium is payable in fixed proportions of 78.5% and 21.5%, respectively, in favour of the syndicate's own 2002 year of account, in an amount of £98,482,465 and the 2002 year of account of its parallel Syndicate 1003, in an amount of £26,972,904. (The 2001 account comparative was 78% and 22%, respectively, in favour of syndicate 2003 2001 year of account £52,597,988 and Syndicate 1003 2001 year of account £14,835,330.) The reinsurance to close premium includes a provision for future claims handling costs within 'provision for gross claims incurred but not reported'.

8 Segmental Information

	Fire and Other Damage to Property £000	Third Party Liability £000	Marine Aviation and Transport £000	Other Direct £000	Reinsurance Acceptance £000	Total £000
2001 account closed after 36 months						
Risks located in UK	14,612	4,888	5,935	6,223	4,583	36,241
Risks located in EU countries	2,825	1,252	6,811	563	728	12,179
Risks located in other countries	44,448	26,998	38,020	16,498	18,498	144,462
Gross premiums written	61,885	33,138	50,766	23,284	23,809	192,882
Gross claims paid	(49,070)	(28,429)	(50,409)	(25,919)	(14,348)	(178,175)
Gross operating expenses	(4,366)	(2,338)	(3,581)	(1,642)	(1,679)	(13,606)
Reinsurance balance	11,811	6,325	9,689	4,444	4,544	36,813
Estd average rate of commission (%)	19	17	15	13	14	16
2002 open account after 24 months						
Risks located in UK	13,604	9,202	9,807	17,306	7,199	57,118
Risks located in EU countries	6,295	2,158	11,191	1,263	1,438	22,345
Risks located in other countries	88,418	52,604	56,495	12,701	35,399	245,617
Gross premiums written	108,317	63,964	77,493	31,270	44,036	325,080
Gross claims paid	(17,207)	(1,295)	(20,537)	(7,642)	(9,336)	(56,017)
Gross operating expenses	(7,258)	(4,286)	(5,193)	(2,095)	(2,951)	(21,783)
Reinsurance balance	(43,373)	(25,613)	(31,030)	(12,521)	(17,633)	(130,170)
Estd average rate of commission (%)	17	15	15	10	12	14
2003 open account after 12 months						
Risks located in UK	10,172	8,027	13,009	2,627	9,425	43,260
Risks located in EU countries	7,866	3,022	13,608	897	4,233	29,626
Risks located in other countries	84,567	42,538	73,499	10,537	57,738	268,879
Gross premiums written	102,605	53,587	100,116	14,061	71,396	341,765
Gross claims paid	(6,415)	(102)	(6,464)	(375)	(3,578)	(16,934)
Gross operating expenses	(8,196)	(4,281)	(7,997)	(1,123)	(5,703)	(27,300)
Reinsurance balance	(46,824)	(24,455)	(45,689)	(6,417)	(32,582)	(155,967)
Estd average rate of commission (%)	15	14	11	15	12	13

Notes:

1 Gross premiums written have been analysed by reference to the situs of the risk.

2 Gross operating expenses have been allocated to class groups in proportion to their respective gross premium incomes.

3 The reinsurance balance comprises reinsurance recoveries received less outward reinsurance premiums paid and has been allocated to class groups in proportion to their respective gross premium incomes.

4 'Other Direct' business has been further analysed in the table overleaf.

9 Segmental Information – analysis of 'Other Direct' business

	Accident and Health £000	Credit and Surety £000	Legal Expenses £000	Total £000
2001 account closed after 36 months				
Risks located in UK	470	133	5,620	6,223
Risks located in EU countries	185	378	0	563
Risks located in other countries	5,107	8,967	2,424	16,498
Gross premiums written	5,762	9,478	8,044	23,284
Gross claims paid	(7,416)	(6,824)	(11,679)	(25,919)
Gross operating expenses	(407)	(668)	(567)	(1,642)
Reinsurance balance	1,100	1,809	1,535	4,444
Estd average rate of commission (%)	22	13	2	13
2002 open account after 24 months				
Risks located in UK	724	2,681	13,901	17,306
Risks located in EU countries	318	945	0	1,263
Risks located in other countries	6,579	6,122	0	12,701
Gross premiums written	7,621	9,748	13,901	31,270
Gross claims paid	(2,081)	(2,562)	(2,999)	(7,642)
Gross operating expenses	(511)	(653)	(931)	(2,095)
Reinsurance balance	(3,052)	(3,903)	(5,566)	(12,521)
Estd average rate of commission (%)	21	12	1	10
2003 open account after 12 months				
Risks located in UK	559	2,068	0	2,627
Risks located in EU countries	184	713	0	897
Risks located in other countries	3,792	6,745	0	10,537
Gross premiums written	4,535	9,526	0	14,061
Gross claims paid	(227)	(148)	0	(375)
Gross operating expenses	(362)	(761)	0	(1,123)
Reinsurance balance	(2,070)	(4,347)	0	(6,417)
Estd average rate of commission (%)	21	11	0	15

Catlin Group offices

Catlin Group Limited Head Office
Catlin Bermuda
(Catlin Insurance Company Ltd.)
Cumberland House
6th Floor
1 Victoria Street
Hamilton
Bermuda HM 11
Telephone: +1 441 296 0060
Fax: +1 441 296 6016

Postal Address:
P.O. Box HM 1287
Hamilton HMFX
Bermuda

Catlin Group Limited
Registered Office
Reid House
31 Church Street
Hamilton
Bermuda HM12

Catlin Syndicate
Catlin UK
(UK Branch of Catlin
Insurance Company Ltd.)
Catlin Underwriting
Agencies Limited
3 Minster Court
Mincing Lane
London EC3R 7DD
United Kingdom
Telephone: +44 (0)20 7626 0486
Fax: +44 (0)20 7623 9101

Catlin US
Suite 600
3700 Buffalo Speedway
Houston, Texas 77098
USA
Telephone: +1 713 626 1266
Fax: +1 713 626 7356

Suite 2620
400 Poydras Street
New Orleans, Louisiana 70130
USA
Telephone: +1 504 304 2102
Fax: +1 504 304 2103

Catlin UK
Fourth Floor
183 St Vincent Street
Glasgow G2 5QD
Scotland
United Kingdom
Telephone: +44 (0)141 204 7600
Fax: +44 (0)141 248 6687

1 City Square
Leeds
United Kingdom
LS1 2ES
Telephone: +44 113 300 2038
Fax: +44 113 300 2020

61 Canal Street
Derby
United Kingdom
DE1 2RJ
Telephone: +44 (0)1332 367 100
Fax: +44 (0)1332 361 076

Catlin Singapore
(Catlin Asia Pte Limited)
23 Church Street #09-07/10
Capital Square
Singapore 049481
Telephone: +65 6538 8718
Fax: +65 6557 0012

Catlin Malaysia
(Catlin Labuan Limited)
Suite 15-02
15th Floor, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Malaysia
Telephone: +60 3 2145 0353
Fax: +60 3 2145 0557

Catlin Germany
(Catlin GmbH)
abc-tower
Ettore-Bugatti-Str. 6-14
Köln 51176
Germany
Telephone: +49 (0)2203 890 3350
Fax: +49 (0)2203 890 3354

Catlin Australia
(Catlin Australia Pty Limited)
Level 25, Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Telephone: +61 2 9239 2853
Fax: +61 2 9293 2828

Catlin Group Limited

Global Offer Listing Particulars

Joint Global Co-ordinators and Joint Bookrunners:
Goldman Sachs International, JPMorgan and UBS Investment Bank

CATLIN

A copy of this document, which comprises listing particulars relating to Catlin Group Limited in relation to the Global Offer prepared in accordance with the listing rules of the UK Listing Authority made under section 74 of the UK Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act and to the Registrar of Companies in Bermuda pursuant to Part 3 of the Bermuda Companies Act 1981.

Goldman Sachs International, J. P. Morgan Securities Ltd. and UBS Limited are acting for Catlin Group Limited and no-one else in connection with the Global Offer and will not be responsible to any person other than Catlin Group Limited for providing the protections afforded to clients of Goldman Sachs International, J. P. Morgan Securities Ltd. and UBS Limited respectively, or for advising any other person in relation to the Global Offer or any transaction or arrangement referred to in this document.

The Directors of Catlin Group Limited whose names appear on page 3 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Common Shares have not been, and will not be, registered under the US Securities Act of 1933 (as amended) (the **"Securities Act"**) or under the applicable securities laws of Canada, Australia or Japan or under any other securities laws and, subject to certain exceptions, may not be offered or sold directly or indirectly within the United States, Canada, Australia or Japan or to any resident of Canada, Australia or Japan. The Common Shares are being offered in the United States only to qualified institutional buyers (**"QIBs"**) (as defined in Rule 144A under the Securities Act (**"Rule 144A"**)) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and are being offered outside the United States in accordance with Regulation S under the Securities Act (**"Regulation S"**). Each purchaser or subscriber of Common Shares offered hereby pursuant to Regulation S or an exemption under the Securities Act, in making a purchase or subscription, will be deemed to have made certain acknowledgements, representations and agreements as set out under "Securities Laws — United States" in Part 10: Additional Information of this document. Prospective purchasers and subscribers are hereby notified that the sellers of Common Shares may be relying on Rule 144A or another exemption from, or selling Common Shares in a transaction not subject to, the provisions of Section 5 of the Securities Act. Persons outside the United Kingdom into whose possession this document comes are required by Catlin Group Limited, Goldman Sachs International, J. P. Morgan Securities Ltd. and UBS Limited to inform themselves about and to observe any restrictions as to the offer or sale of Common Shares and the distribution of this document.

Catlin Group Limited

(Incorporated and registered in Bermuda under registration number 26680)

Global Offer of 47,440,000 Common Shares of $0.01 each
at an Offer Price of 350p per Common Share,
payable in full on Admission

Application has been made to the Financial Services Authority in its capacity as the UK Listing Authority for all of the Common Shares, issued and to be issued, to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all of the Common Shares to be admitted to trading on the London Stock Exchange's market for listed securities, which applications, once granted, will together constitute admission to official listing on a stock exchange. Conditional dealings in the Common Shares are expected to commence on the London Stock Exchange on 1 April 2004. It is expected that Admission to listing and to trading will become effective and that unconditional dealings will commence in the Common Shares on 6 April 2004. **Dealings on the London Stock Exchange before Admission will be settled only if Admission takes place. All dealings in the Common Shares prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.**

Common Share capital immediately following Admission

Authorised			Issued	
Number	Nominal Amount		Number	Nominal Amount
250,000,000	$2,500,000	Common Shares of $0.01 each	154,071,925	$1,540,719

31,180,000 New Common Shares are being offered by Catlin Group Limited and 16,260,000 Existing Common Shares are being offered by the Selling Shareholders (as defined herein) in the Global Offer. Catlin Group Limited will not receive any proceeds from the sale of Existing Common Shares, all of which will be paid to the Selling Shareholders. On Admission, the New Common Shares and Existing Common Shares now being offered will rank pari passu in all respects with all outstanding Common Shares in issue and will, save as set out herein, rank in full for all dividends and other distributions hereafter declared, made or paid on the Common Share capital of the Company.

Prospective investors should read the entire document and, in particular, the section entitled Part 4: Risk Factors when considering an investment in the Group.

Joint Global Co-ordinators, Joint Bookrunners, Joint Financial Advisers, Joint Sponsors and Joint Brokers

Goldman Sachs International JPMorgan UBS Investment Bank

Co-Lead Managers

ABN AMRO Rothschild Cazenove Citigroup Fox-Pitt, Kelton

Investors should rely on only the information in this document. No person has been authorised to give any information or make any representations other than as contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company nor any of the Joint Global Co-ordinators nor any of the Underwriters nor any of the Selling Shareholders. Neither the delivery of this document nor any subscription or purchase made under this document shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since, or that the information contained herein is correct as of any time subsequent to, the date of this document.

The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Apart from the responsibilities and liabilities, if any, which may be imposed on them by the FSMA or the regulatory regime established thereunder, the Joint Global Co-ordinators and the Underwriters accept no responsibility whatsoever for the contents of this document nor for any other statement made or purported to be made by them or on their behalf in connection with the Company or the Common Shares. The Joint Global Co-ordinators and Underwriters and the Selling Shareholders accordingly disclaim all and any liability whether arising in tort or contract or otherwise (save as referred to above) which they might otherwise have in respect of this document and any such statement.

The distribution of this document in jurisdictions other than the UK and the US may also be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdictions. The Global Offer and the distribution of this document are subject to the restrictions set out in paragraph 12 of Part 10: Additional Information.

Forward-looking Statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding Catlin's intentions, beliefs or current expectations concerning, among other things, Catlin's results of operations, financial condition, liquidity, prospects, growth, strategies and the insurance and reinsurance industries.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, the factors discussed in Part 4: Risk Factors, Part 7: Management's Discussion and Analysis of Financial Condition and Results of Operations and Part 1: Information on the Group.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this document reflect the Group's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Group's operations, results of operations, growth strategy and liquidity. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Subject to the requirements of the Listing Rules, the Group undertakes no obligation publicly to release the result of any revisions to any forward-looking statements in this document that may occur due to any change in the Company's expectations or to reflect events or circumstances after the date of this document.

Enforceability of Civil Liabilities

The Company is incorporated under the laws of Bermuda. Some of its Directors and officers, and some of the experts named in this document, reside outside the US. In addition, a substantial portion of the Company's assets and the assets of its Directors and officers are or may be located outside of the US. It may not be possible, therefore, to effect service of process within the US upon the Company or its Directors or officers or such experts or to enforce in US courts judgments against them obtained in those courts based upon the civil liability provisions of the federal securities laws of the US. Ashurst, the Company's English legal adviser, has advised the Company that there is substantial doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement based on the federal securities laws of the US, or judgments of US courts

including judgments based on the civil liability provisions of the federal securities laws of the US. The Company has been advised by its Bermuda counsel, Appleby Spurling Hunter, that uncertainty exists as to whether courts in Bermuda will enforce judgments of US courts based upon the civil liability provisions of the US federal securities laws, or entertain an original action to enforce liabilities against the Company or its Directors and officers and any experts named in this document who reside outside the US based solely upon US federal securities laws.

Notice

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Common Shares in any jurisdiction in which such offer or solicitation is unlawful and is not for distribution in and into the United States, Australia, Canada or Japan. In particular, the Common Shares offered by this document have not been and will not be registered under the Securities Act, under the applicable State securities laws of the United States or under the applicable securities laws of Australia, Canada or Japan and, subject to certain exceptions, may not be offered or sold directly, or indirectly, in or into the United States, Australia, Canada or Japan, or to any person resident in Australia, Canada or Japan.

The Underwriters may arrange for the offer and sale of Common Shares in the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Common Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on offers, sales and transfers of the Common Shares, see paragraph 12 of Part 10: Additional Information under the heading "Securities Laws".

No US federal or State securities commission or regulatory authority has approved or disapproved of the Common Shares or passed comment upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

None of the Company, the Underwriters or any of their respective representatives is making any representation to any offeree or purchaser of the Common Shares offered hereby regarding the legality of an investment by such offeree or purchaser under appropriate investment or similar laws. Each investor should consult with his own advisers as to the legal, tax, business, financial and related aspects of purchase or subscription of the Common Shares.

Available Information

The Company has agreed that, so long as the Common Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, furnish, upon request, to any holder or beneficial owner of Common Shares offered hereby, or any prospective purchaser designated by such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Presentation of Financial Information

Unless otherwise indicated, the financial information in this document, including the Pro Forma Statement of Net Assets in Part 9, has been prepared and presented in accordance with US GAAP. US GAAP differs in certain significant respects from UK GAAP and IFRS. For a summary and quantification of significant material differences between UK GAAP and US GAAP and for information on IFRS relevant to the Group, see Part 8: Accountants' Report and paragraph 19 of Part 10: Additional Information under the heading "Information on International Financial Reporting Standards" respectively. In making an investment decision, potential investors must rely upon their own examination of the Group, the terms of the Global Offer and the financial information provided in this document. Potential investors should consult their own professional advisors for an understanding of the differences between US GAAP and UK GAAP and between US GAAP and IFRS. The Company prepares its financial statements in US dollars.

The report on Pro Forma Statement of Net Assets in Part 9 is included solely to comply with the requirements of the UK Listing Authority. The form of this report does not comply with US GAAS.

Certain financial information in this document, where indicated, has been prepared and presented on a Lloyd's accounting basis. For a description of certain Lloyd's accounting principles, see Part 13: Overview of Lloyd's.

Certain figures contained in this document, including financial information, have been subject to rounding adjustments. Accordingly in certain instances, the sum of the numbers in a column or a row in tables contained in this document may not conform exactly to the total figure given for that column or row.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes no exercise of the Over-allotment Option.

NOTICE TO CANADIAN INVESTORS

None of the Common Shares have been or will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Common Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to paragraph 12.6 of Part 10: Additional Information and Ontario purchasers in particular should refer to subparagraph 12.6.4 entitled "Statutory Rights of Action (Ontario Purchasers)". The Offer Price is disclosed in pounds sterling. On 30 March 2004 being the latest practicable date prior to the publication of this document, £1.00 = Canadian $2.39, based on the Bank of Canada noon exchange rate.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Over-allotment and Stabilisation

In connection with the Global Offer, the Selling Shareholders have granted to UBS, on behalf of the Underwriters, the Over-allotment Option which is exercisable in whole or in part, upon notice by UBS, for the period commencing with the date of this document and ending 30 days after the date of Admission. Pursuant to the Over-allotment Option UBS may require the Selling Shareholders to sell up to 7,120,000 additional Common Shares at the Offer Price to cover over-allotments, if any, which may be made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any Common Shares sold by the Selling Shareholders following the exercise of the Over-allotment Option will be sold on the same terms and conditions as the Common Shares being issued and sold in the Global Offer.

In connection with the Global Offer, UBS or any of its agents may over-allot or effect other transactions with a view to supporting the market price of the Common Shares or any options, warrants or rights with respect to, or interests in, the Common Shares, in each case at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in over-the-counter markets or otherwise. There is no obligation on UBS or any of its agents to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law neither UBS nor any of its agents intends to disclose the extent of any stabilisation transactions under the Global Offer.

Underwriters' Dealings

In connection with the Global Offer, each of the Joint Global Co-ordinators and the Underwriters and any of their respective affiliates acting as an investor for its or their own account(s) may subscribe for Common Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in such securities, any other securities of the Company or other related investments in connection

with the Global Offer or otherwise. Accordingly, references in this document to the Common Shares being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by, the Underwriters and any of their affiliates acting as an investor for its or their own account(s). The Joint Global Co-ordinators and the Underwriters do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

Depositary Interests

Depositary Interests in respect of the underlying Common Shares will be allocated to successful applicants in the Global Offer. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system. Further details of the Depositary Interests are set out in paragraph 5 of Part 3: Global Offer and in paragraph 18 of Part 10: Additional Information. All references to the Common Shares in this document shall be deemed, where the context permits, to be references to the Depositary Interests.

Economic and Industry Data

Economic and industry data used throughout this document is derived from various industry and other independent sources. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While the Directors (who have taken all reasonable care to ensure such is the case) believe the information contained in this document to be in accordance with the facts and not to omit anything likely to affect the import of such information, the Company has not independently verified this information and its accuracy and completeness is not guaranteed.

Currencies

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, all references to "US dollars", "$", "US$" or "cents" are to the lawful currency of the United States, all references to "BMD" or "Bermudian dollars" are to the lawful currency of Bermuda and all references to "€" or "euros" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

Solely for the convenience of the reader, this document contains translations of certain pound sterling amounts into US dollars at specified rates. The translations should not be construed as representations that the converted amounts actually represent such pounds sterling or US dollar amounts or could be converted into pounds sterling or US dollars at the rates indicated or any other rate. Unless otherwise specified, a rate of £1.00 per $1.79 has been applied (being the rate as at 31 December 2003). Paragraph 20 of Part 10: Additional Information contains certain historical information regarding exchange rates.

References to Defined Terms and Incorporation of Terms

Certain terms used in this document, including all capitalised terms and certain technical and other items, are defined or explained in Part 14: Definitions & Glossary.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONTENTS

Directors and Secretary		3
Advisers		4
Global Offer Statistics and Expected Timetable		5
Key Information		6
Part 1:	Information on The Group	14
	1. Introduction	14
	2. Operating Principles and Achievements	15
	3. Strategy	18
	4. Evolution	18
	5. Industry Overview	20
	6. Business Overview and Segments	21
	7. Distribution and Marketing	27
	8. Information Technology	29
	9. Underwriting	29
	10. Claims Management	34
	11. Risk Management	35
	12. Reinsurance	37
	13. Unearned Premiums Reserves	38
	14. Loss and Loss Expense Reserves	39
	15. Investments	42
	16. Financial Strength Ratings	44
	17. Summary Financial Information	45
	18. Current Trading and Future Prospects	45
	19. Dividends and Dividend Policy	46
Part 2:	Directors, Management and Employees	47
Part 3:	Global Offer	52
Part 4:	Risk Factors	55
Part 5:	Industry Overview	74
Part 6:	Regulatory Overview	77
Part 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	90
Part 8:	Accountants' Report	114
Part 9:	Pro Forma Statement of Net Assets	151
Part 10:	Additional Information	155
	1. The Company	155
	2. Share Capital	155
	3. Memorandum of Association and Bye-laws	161
	4. Share Incentive Plans	170
	5. Directors' and Other Interests	178
	6. Transactions with Directors	182
	7. Directors Service Agreements and Letters of Appointment	182
	8. United Kingdom Taxation	188
	9. Bermuda Taxation	189
	10. United States Taxation	190
	11. Underwriting Arrangements and Lock-Up Arrangements	200
	12. Securities Laws	202
	13. Material Contracts	207
	14. Whole Account Reinsurance Contracts	212
	15. Significant Subsidiaries and Other Undertakings	213
	16. Summary of Main Investments	215

	17. Property	215
	18. CREST and Depositary Interests	216
	19. Information on International Financial Reporting Standards ("IFRS")	218
	20. Exchange Rate Information	218
	21. Miscellaneous	219
	22. Documents Available For Inspection	221
PART 11:	SUMMARY OF APPLICABLE BERMUDIAN COMPANY LAW	222
PART 12:	DEPOSITARY INTERESTS: TERMS OF DEED POLL	226
PART 13:	OVERVIEW OF LLOYD'S	246
PART 14:	DEFINITIONS & GLOSSARY	254

DIRECTORS AND SECRETARY

Directors

Sir Graham Hearne	Non-Executive Chairman
Stephen Catlin	Chief Executive and Deputy Chairman
Christopher Stooke	Chief Financial Officer
Alan Bossin	Non-Executive Director
Michael Crall	Non-Executive Director
Michael Eisenson	Non-Executive Director
Mark Gormley	Non-Executive Director
Richard Haverland	Non-Executive Director
Michael Hepher	Non-Executive Director
John Marion	Non-Executive Director
Nicholas Paumgarten	Non-Executive Director
William Spiegel	Non-Executive Director

All of:
Swan Building
Second floor
26 Victoria Street
Hamilton
Bermuda HM12

Company Secretary
H. Bruce Murray

Registered Office
Reid House
31 Church Street
Hamilton
Bermuda HM12

Head Office
Swan Building
Second floor
26 Victoria Street
Hamilton
Bermuda HM12

ADVISERS

Joint Global Co-ordinators, Joint Bookrunners, Joint Financial Advisers, Joint Sponsors and Joint Brokers
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

J. P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Co-Lead Managers
ABN AMRO Bank N.V. and
NM Rothschild & Sons Limited (each acting through ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)
250 Bishopsgate
London EC2M 4AA

Cazenove & Co. Ltd[(1)]
20 Moorgate
London EC2R 6DA

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Fox-Pitt, Kelton N.V.
30 St. Mary Axe
London EC2M 8EP

Auditors to the Company
PricewaterhouseCoopers
Dorchester House
7 Church Street
Hamilton
Bermuda HM11

Reporting Accountants
PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Legal Advisers to the Company as to English and US Law
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Legal Advisers to the Company as to Bermuda Law
Appleby Spurling Hunter
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Legal Advisers to the Joint Global Co-ordinators as to English Law
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Legal Advisers to the Joint Global Co-ordinators as to US Law
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN

Registrar & Receiving Agents
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

(1) Cazenove & Co. Ltd is also Joint Broker to the Company.

GLOBAL OFFER STATISTICS AND EXPECTED TIMETABLE

The Global Offer Statistics in this document are subject to change at the determination of Goldman Sachs, JPMorgan, UBS and the Company.

Global Offer Statistics(1)	
Offer Price	350p
Common Shares in issue, upon Admission, prior to the issuance of any New Common Shares(2)	122,891,925
Common Shares in issue following the Global Offer	154,071,925
Market capitalisation following the Global Offer at the Offer Price	£539 million
Number of New Common Shares in the Global Offer	31,180,000
Number of Existing Common Shares in the Global Offer	16,260,000
Number of Existing Common Shares subject to the Over-allotment Option	7,120,000
Percentage of Enlarged Common Share Capital being offered	31%
Estimated net cash proceeds receivable by the Company from the New Common Shares in the Global Offer(3)	£99 million
Expected timetable	
Conditional dealings to commence in the Common Shares(4)	8.00 a.m. on 1 April 2004
Admission and unconditional dealings to commence in the Common Shares	8.00 a.m. on 6 April 2004
CREST accounts to be credited in respect of the Depositary Interests	8.00 a.m. on 6 April 2004
Definitive share certificates despatched in respect of Common Shares where applicable	6 April 2004

Each of the times and dates is subject to change without further notice. References to time are to London time.

(1) The Global Offer Statistics assume no exercise of the Over-allotment Option.

(2) For further information on the number of Common Shares, please refer to paragraph 2 of Part 10: Additional Information.

(3) The estimated net cash proceeds receivable by the Company are calculated after deduction of the estimated commissions and other fees and expenses of the Global Offer payable by the Company, currently expected to be approximately £10 million.

(4) If Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

KEY INFORMATION

The following information is extracted from, and should be read in conjunction with, the full text of this document. Prospective investors should read the whole of this document and not rely exclusively on the summary information provided below. ***For a discussion of certain risks facing the Group, prospective investors should also read Part 4: Risk Factors.*** *In addition, a detailed discussion of Lloyd's is contained in Part 13 and a glossary of terms in Part 14.*

1. Overview

Catlin is an international property and casualty insurer and reinsurer focused on achieving consistent underwriting profits and superior returns on equity across the cycle. The Group underwrites a broad variety of classes of specialty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a unique and efficient infrastructure which includes a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the US, UK, Asia and Continental Europe. This structure provides Catlin with considerable scope for earnings growth and a high degree of capital flexibility, and allows the Group to participate in the world's major insurance and reinsurance marketplaces.

The Group's forward-looking approach to business, realistic and flexible approach to underwriting cycles and commitment to earn a gross underwriting profit, have allowed it to grow significantly and consistently to generate returns on capacity in excess of the Lloyd's market average.

Catlin's original underwriting platform consists of its Lloyd's operations, now conducted through Syndicate 2003 ("the Syndicate"). The Syndicate is funded entirely by the Group and is managed by Catlin Underwriting Agencies Limited ("CUAL"). For 2004 Lloyd's reports that the Syndicate is the ninth largest syndicate at Lloyd's, accounting for 3% of Lloyd's total capacity. The results of the Syndicate and its predecessor, Syndicate 1003, have outperformed those of the Lloyd's market as a whole for every closed year of account since 1988, as measured by return on allocated capacity on a Lloyd's accounting basis.

Year	Return on capacity for the Syndicate and its predecessor Syndicate 1003 managed by Catlin ("A")	Average return on capacity for all Lloyd's syndicates ("B")	Percentage Point Difference (A-B)
1985	5.9%	2.9%	3.0%
1986	5.6%	7.6%	(2.0%)
1987	3.9%	4.9%	(1.0%)
1988	1.1%	(4.6%)	5.7%
1989	1.4%	(18.8%)	20.2%
1990	5.0%	(20.9%)	25.9%
1991	0.8%	(18.0%)	18.8%
1992	4.0%	(11.9%)	15.9%
1993	15.4%	2.5%	12.9%
1994	10.5%	10.0%	0.5%
1995	14.9%	11.2%	3.7%
1996	10.7%	6.0%	4.7%
1997	7.5%	(2.0%)	9.5%
1998	4.1%	(10.5%)	14.6%
1999	3.0%	(19.8%)	22.8%
2000	(12.8%)	(23.7%)	10.9%
Average	5.1%	(5.3%)	10.4%

Source: Catlin and Lloyd's

Note: The return on capacity for the Syndicate and its predecessor Syndicate 1003 for the 2001 year of account was (14.6%). The Lloyd's market results for 2001 have not yet been publicly released, but a recent forecast of Moody's Investor Services states an average return on capacity of (18.7%). 2002 and 2003 years of account are not yet closed. Figures are on a Lloyd's accounting basis.

In light of the shortage of underwriting capacity and the attractive pricing environment beginning in 2001, Catlin leveraged the success of its Lloyd's operations and its long-standing relationships with clients and their brokers to expand its business, both in London and internationally. In 2002 the Group established itself in Bermuda through its subsidiary, Catlin Insurance Company Ltd. ("CICL"), gaining direct access to clients and their brokers which place significant amounts of business in the Bermuda market. In addition, the Group

has established a UK branch of CICL ("CICL-UK"), which commenced trading from January 2004 and is intended to complement the Group's Lloyd's operations and enable the Group to access UK small to medium size commercial accounts through non-Lloyd's and regional brokers.

For the year ended 31 December 2003 gross premiums written by the Group totalled $1,198 million. The Group achieved a combined ratio of 86.9% and profit after tax of $127 million, generating a return on average equity of 22.1%. As at 31 December 2003 the Group had total assets of $2,392 million and total shareholders' equity of $639 million. Both the Syndicate and CICL have a financial strength rating of "A" (Excellent) by A.M. Best, which is above the Lloyd's A.M. Best market rating of "A-".

2. Operating Principles and Achievements

Catlin has successfully grown from a Lloyd's marine syndicate with gross premiums written of $6 million in 1985 (on a Lloyd's accounting basis), its first full year of operation, to an international insurance and reinsurance group with $1.2 billion in gross premiums written in 2003 and which underwrites a wide range of business classes at Lloyd's, in Bermuda and in the UK company market. While during this period numerous competitors at Lloyd's and in other insurance markets have been established and in some cases have exited the market fully or partially, Catlin's record of managed growth and financial success over the past 20 years distinguishes it from its peers.

Catlin has established a core set of operating principles:

- ***Forward-looking approach***

  Catlin consistently takes a long-term view of business and market conditions. The Group aims to anticipate future market trends rather than simply reacting to current conditions. It seeks to concentrate on business activities that will produce long-term, sustainable earnings across underwriting cycles.

- ***Attractive return on capital***

  Property and casualty insurance and reinsurance is a cyclical business, with cycles often varying across different business classes. Returns on capital can vary greatly, depending upon market conditions and the occurrence of catastrophic losses. While it is not possible for an insurer or reinsurer to guarantee a minimum annual return on capital, Catlin strives to produce attractive returns on capital. In 2003 Catlin earned a return on average equity of 22.1%. Over the longer term, Catlin seeks to consistently rank among the top performing companies in the insurance and reinsurance sector.

- ***Realistic and flexible approach to underwriting cycles***

  Catlin increases premium income significantly during periods of favourable rates and conditions and focuses on profit rather than market share in declining market conditions. This philosophy extends to the specific underwriting cycles that are inherent to individual classes of business. Because it underwrites a diversified book of business, Catlin can profit from the specific favourable underwriting opportunities that can exist even when general market conditions are adverse.

  This approach to underwriting cycles, as well as Catlin's forward-looking philosophy, can be seen in the growth of the stamp capacity of Catlin's Lloyd's syndicates. For example, capacity increased from 1993 to 1995, which were profitable years at Lloyd's for the Company, while capacity remained static from 1995 to 1999, a period in which the Company experienced considerable rate competition.

- ***Focus on gross underwriting profits***

  Class underwriters report on a gross basis. Catlin expects each class to produce a gross profit in the aggregate through its cycle.

- ***Diversification by class and distribution***

  The Group actively explores new classes of business and geographic markets to enlarge its core earnings base. Over the years, Catlin has diversified from its origins as a marine syndicate at Lloyd's to write numerous classes of specialty property and casualty business, seeking opportunities that present the

potential for gross underwriting profit and improve the Group's spread of uncorrelated risk. Catlin seeks a balance between volatile and non-volatile classes of business. Entry into a new region is carefully planned in keeping with the Group's forward-looking business philosophy. In the past year, CICL has received regulatory approval to write surplus lines business in 40 US states and US jurisdictions.

- *Conservative reserving philosophy*

  Catlin aims to set reserves above actuarial best estimates, reflecting inherent uncertainties in estimating insurance and reinsurance liabilities. Since 1985 13 of the Group's Syndicates' Lloyd's years of account have experienced releases of reserves following closure.

- *Underwriting and corporate structure which maximises scope for earnings growth and provides flexibility*

  Catlin has established a distinctive and effective 'three platform' underwriting structure (the Syndicate at Lloyd's, CICL in Bermuda and the UK branch of CICL) which provides the Group with access to complementary business opportunities in the world's major insurance and reinsurance markets. Catlin has also established a network of Group-owned offices in the US, UK, Asia and Continental Europe, which provides to its underwriting platforms flows of high quality business that would otherwise be placed with local carriers, and which allows the Group to strengthen relationships with clients and retail brokers in these regions. Catlin's group holding company is based in Bermuda. The Group owns 100% of its Lloyd's syndicate capacity (since the 2003 year of account) as well as the two other underwriting platforms. This structure enables the Group to utilise its capital in a flexible and tax-efficient manner.

- *Emphasis on capital preservation*

  The Group seeks to underwrite business that presents the highest returns against the least risk, both to maximise profits and to protect its capital base. Catlin actively looks for opportunities to write new classes of business which produce a gross underwriting profit and are uncorrelated to its existing portfolio. When making underwriting decisions, Catlin's underwriters attempt to understand thoroughly the maximum potential downside risk associated with the business and compare that with its potential profitability. The Group uses outwards reinsurance both to protect its capital base and to increase underwriting capacity. The Group adopts a risk averse approach in the management of its investments with a portfolio comprised principally of cash and highly rated fixed income securities. This emphasis on capital preservation aims to maximise returns for investors by allowing Catlin to respond quickly as market opportunities arise.

- *Maximisation of relationships with core clients, brokers and other counterparties*

  The Group attempts to support core clients whose business is profitable over the long term, both during periods of constrained market capacity and after a large loss, recognising that a lasting profitable relationship should not be broken because of short term considerations. Catlin attempts to work closely with core clients to provide innovative solutions to their needs and with brokers to offer consistent support and dependable capacity. Catlin seeks transparent relationships with all its counterparties.

- *Continuous improvement of technical capabilities*

  Catlin recognises that ongoing investment in people, systems, processes and controls is essential to compete effectively. As the Group grows, it continues to recruit high quality professionals in all areas of its operations — management, underwriting, claims, finance and actuarial — to provide further depth to an already strong team. The Group also continues to develop a proprietary underwriting system and data warehouse that have been designed to the specifications of its underwriters and that allow all three of Catlin's underwriting platforms and all of its offices to share a single database.

- *Culture that stresses open communication and accountability for actions*

  As it has grown, Catlin has retained a corporate culture that gives underwriters and other key employees significant responsibility for business decisions. The Catlin culture is based on open communication and transparency, and is supported by a comprehensive control framework which enables the Group to monitor effectively decisions made by employees. This culture includes a Group mentality, including a

single profit-related bonus scheme for the Group, that encourages employees to collaborate, to share information and to ensure that business is underwritten by the most appropriate platform. As well as contributing to the Group's success, this culture has also resulted in a low level of turnover, particularly at the management and underwriter level. Fewer than 10 employees at the level of class underwriter or managerial level have left the Group over the last 20 years.

These operating principles are the foundation for the Group's historic performance; the Syndicate and its predecessor syndicate have outperformed the Lloyd's market in each closed year of account since 1988 (as measured in terms of return on allocated capacity) on a Lloyd's accounting basis.

The Syndicate and CICL are both rated 'A' (Excellent) by A.M. Best, which is above the Lloyd's market A.M. Best rating of 'A-'.

The Group's financial performance in 2003 reflects the successful application of these principles:

- Gross premiums written increased by 66% during 2003 to $1.2 billion;
- Net premiums earned increased by 121% during 2003 to $845 million;
- Net income amounted to $127 million;
- Return on average equity amounted to 22.1%;
- Combined ratio was 86.9%;
- Unearned premium reserve stood at $612 million (which will be earned in 2004 and future years); and
- Year end net loss and loss expense reserves set at $720 million, a level which exceeds the best estimate of the Group's independent actuarial consultant, Tillinghast-Towers Perrin.

3. Strategy

In light of the principles described above, Catlin has formulated an integrated operating strategy of which the primary objectives are:

- To develop and utilise the Group's distinctive 'three platform' underwriting structure to maximise earnings and to produce controlled, sustainable growth. Subject to future regulatory, market and business conditions, it is currently anticipated that by the end of 2007, approximately 50% of the Group's business will be underwritten by CICL and the balance in the Syndicate;
- To strengthen further its distribution network to provide the Group with increased access to business in diverse geographic regions and business classes;
- To manage its capital efficiently and to adjust underwriting strategies to exploit prevailing conditions, both in the overall marketplace and in individual classes of business;
- To manage risk through effective underwriting controls and procedures, rigorous analytical review, portfolio diversification, and the efficient use of reinsurance;
- To continue enhancing and improving business processes and controls; and
- To maintain underwriting talent, discipline and focus, including the continued development of the Group culture.

4. Current Trading and Future Prospects

A significant proportion of the Group's gross premiums written for certain classes of business, particularly in the Lloyd's Reinsurance segment, renews on 1 January. Premium income for business renewing on 1 January 2004 in the majority of the business classes underwritten by Catlin met or exceeded the Group's expectations. Rates increased by an average of 4% on a weighted basis for business written in December and January, although rates decreased in some selected classes of business. The greatest rate increases were seen, as expected, in casualty insurance and reinsurance classes. Rates also increased for marine, pro rata treaty, motor excess of loss and satellite classes. Smaller rate increases were seen for property catastrophe reinsurance business, in part because of the impact of the new RMS 4.3™ catastrophe model and resulting increased

cedant buying requirements (particularly with respect to North American exposures). CICL's UK branch began underwriting on 1 January 2004 and has made a satisfactory start.

Consistent with its underwriting strategy over time, during this renewal period the Group sought growth in those classes that presented the best margins while at the same time maintaining a well diversified portfolio of business. This strategy and an increase in the market share of CICL in Bermuda has resulted in a greater proportion of casualty and reinsurance premiums written for business renewing on or after 1 January 2004. The strength of the January renewals season across the majority of business classes and across the Group's underwriting platforms reaffirms the Directors' positive outlook for the 2004 financial year. The Directors are therefore confident about the prospects of the Group for the current financial year.

5. Summary of the Global Offer

The Global Offer, which is fully underwritten by the Underwriters, comprises an offer of 47,440,000 Common Shares of which 31,180,000 New Common Shares will be offered by the Company and 16,260,000 Existing Common Shares will be offered by the Selling Shareholders. This represents approximately 31% in aggregate of the Company's issued share capital immediately following Admission. The Common Shares being issued by the Company will rank pari passu in all respects with the Existing Common Shares, including the right to vote and to receive all dividends and other distributions declared, made or paid on the Existing Common Shares after Admission. The Common Shares will, immediately following Admission, be freely transferable under the Company's Bye-laws.

The Global Offer is being made by way of an offering of Common Shares in the United States only to QIBs in reliance upon an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and to investors in the UK and to institutional investors outside the US in reliance on Regulation S under that Act.

Successful applicants in the Global Offer will receive Depositary Interests in respect of the underlying Common Shares issued or sold in the Global Offer. Further details are set out in paragraph 5 of Part 3: Global Offer and in paragraph 18 of Part 10: Additional Information.

6. Risk Factors

There are a number of risks associated with an investment in the Company's Common Shares. Risk factors include risks relating to the Common Shares and the Global Offer, risks relating to the Group and the insurance industry generally and taxation and regulatory risks.

Prospective subscribers for, and purchasers of, the Common Shares should consider carefully the risk factors set out in Part 4: Risk Factors of this document, in addition to all other information presented.

The risks relating to an investment in the Company's Common Shares include the risks that:

- The Company's share price may fluctuate substantially or decline, which could cause investors to lose a significant part of their investment.
- The City Code on Takeovers and Mergers will not apply to the Group and therefore shareholders may not receive the protections provided by the City Code in the event of an offer for the Group although the Company has adopted certain of the provisions in the City Code in its Bye-laws, which offer certain protections against takeover offers, and are to be administered by the Board of the Company (rather than the Takeover Panel). The relevant provisions of the Bye-laws are summarised in paragraph 3 of Part 10: Additional Information.
- There are limitations on the ownership, transfer and voting rights of the Group's Common Shares. The Bye-laws contain provisions preventing any person acquiring the Common Shares which would give rise to a breach of certain of the provisions of the UK Lloyd's Act 1982 which are designed to prevent Lloyd's managing agents acting as brokers (and vice versa) and associations between Lloyd's brokers and managing agents. The limitations are designed to prevent this occurring and to remedy it if it does.

  Paragraph 3.2.20 of Part 10: Additional Information contains further details on the limitations in the Bye-laws on the acquisition of the Common Shares and the Lloyd's Act.
- US and other non-UK holders of Common Shares may not be able to exercise pre-emption rights.

- Future sales, or the possibility of future sales, of a substantial amount of Common Shares may depress the price of the Company's shares.
- The underwriting of insurance and reinsurance risks is, by its nature, a high-risk business. Earnings can be volatile and losses may be incurred which would have the effect of reducing shareholders' funds.
- The occurrence of catastrophic events may have a material adverse effect on the Group's financial results and financial condition.
- The failure of any of the loss limitation methods employed by the Group could have a material adverse effect on the Group's financial condition or its results of operations.
- If actual losses exceed the Group's loss reserves, the financial condition and results of operations of the Group could be significantly adversely affected.
- The Group is exposed to losses arising from the event of 11 September 2001.
- The insurance business is historically cyclical, and the Group expects to experience periods with excess underwriting capacity and unfavourable premium rates.
- The regulatory and taxation systems under which the Group operates, and potential changes thereto, could have a material adverse effect on its business.

The risks and uncertainties described above and set out in Part 4: Risk Factors are not the only ones facing the Group. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also materially impair the Group's business operations.

7. Reasons for the Global Offer and Use of Proceeds

The gross proceeds that Catlin will receive from the issue of New Common Shares pursuant to the Global Offer is £109 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Company expects to receive net proceeds of £99 million. The Group has expanded significantly over the past two years, and plans further development of its operations. The insurance industry is not only regulated, in part, on capital adequacy, but buyer demand also depends in part upon financial strength and the ratings assigned by independent analysts. The Group intends to use the net proceeds of the Global Offer to support the anticipated development in its worldwide underwriting operations while continuing to maintain adequate regulatory and economic capital.

8. Lock-up Arrangements

Under the terms of the Underwriting Agreement, certain of the Selling Shareholders and certain of the Directors have agreed to enter into contractual lock-up arrangements in favour of the Joint Global Co-ordinators (acting on behalf of the Underwriters) whereby restrictions are imposed on these shareholders including on their ability to sell or transfer any of their Common Shares for a period of 365 days from Admission in the case of the Directors and for a period of 180 days from Admission in the case of the Selling Shareholders. Under the terms of the Underwriting Agreement, the Company has also undertaken that it will not allot, issue or agree to allot or issue any securities for a period of 180 days from the date of Admission.

9. Summary Financial Information

The summary historical financial information set out below has been extracted without material adjustment from Part 8: Accountants' Report, save for the adjusted combined ratio, which has been extracted without material adjustment from the Group's underlying financial information from which the Group's annual consolidated financial statements are compiled. Less reliance should be placed on financial information not extracted from the Accountants' Report. Investors should read the whole of this document and not rely on key or summarised information. In particular, investors should read this information in conjunction with the financial and other information on the Group in Part 8: Accountants' Report and the management's discussion and analysis of financial information included in Part 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

	For the year ended 31 December ($ in thousands, except per share and share amounts)		
	2003	**2002**	**2001**
Statement of Operations information:			
Revenues			
Gross premiums written	1,198,214	722,858	434,296
Net premiums earned	844,947	382,064	299,837
Net investment income and net realised gains/(losses) on investments	24,947	17,091	20,476
Net realised gains/(losses) on foreign currency exchange	10,024	6,728	(543)
Other income	52	326	808
Total revenues	879,970	406,209	320,578
Expenses			
Losses and loss expenses	424,625	308,623	263,419
Policy acquisition costs	250,111	100,494	74,761
Administrative and other expenses	58,884	25,424	16,878
Total expenses	733,620	434,541	355,058
Income tax (expense)/benefit	(19,337)	16,628	8,036
Net income/(loss)	127,013	(11,704)	(26,444)
Basic earnings per share	131c	(118)c	(39)c
Diluted earnings per share	18c	(118)c	(39)c
Basic weighted average shares outstanding	75,000,000	61,107,688	68,575,013
Diluted weighted average shares outstanding	688,285,495	61,107,688	68,575,013
Adjusted basic earnings per share(1)	654c	(591)c	(193)c
Adjusted diluted earnings per share(1)	92c	(591)c	(193)c
Adjusted basic weighted average shares outstanding(1)	15,000,000	12,221,538	13,715,003
Adjusted diluted weighted average shares outstanding(1)	137,657,099	12,221,538	13,715,003
Combined ratio	86.9%	113.8%	118.5%
Adjusted combined ratio(2)	83.0%	85.9%	106.1%
Return on average equity	22.1%	(4.2%)	(38.8%)
Balance Sheet information:			
Total invested assets	1,237,215	770,504	256,524
Total assets	2,392,464	1,730,273	1,035,182
Unpaid losses and loss expenses	962,535	695,168	594,084
Unearned premiums	612,325	375,952	186,738
Total stockholders' equity	638,637	508,987	54,836

(1) Reflects the effect of both the 19 for 1 bonus issue and subsequent 100 into 1 share consolidation as if such event had occurred at the beginning of the period indicated.

(2) The adjusted combined ratio presents the Group's combined ratio adjusted to exclude certain of the material items described in paragraphs 4.1 and 4.2 of Part 7: Management's Discussion and Analysis of Financial Condition and Results of Operations and identified in the line items to the tables under "Adjusted Results Excluding Certain Material Items" in paragraph 5 of Part 7. The adjusted combined ratio is a non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies. Less reliance should be placed on this adjusted combined ratio as a non-GAAP measure in assessing the Group's overall financial performance.

10. Dividends and Dividend Policy

The Directors currently intend to authorise the payment of dividends following Admission. It is envisaged that an interim dividend will be paid in November and a final dividend will be paid in May of each year. It is anticipated that the first dividend to be declared by the Company following the Global Offer will be a dividend in respect of the period ending 30 June 2004, which is expected to be declared in September 2004. All dividends will be subject to the future financial performance of the business including results of operations and cash flows, the Group's financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors the Directors deem relevant in their discretion, which will be taken into account at the time.

As is the case with all forward-looking statements, this statement regarding the Company's dividend policy is subject to a variety of risks and uncertainties. The Company may revise its dividend policy from time to time. For more information regarding restrictions on the payment of dividends by the Company and its operating subsidiaries, see paragraph 2.30 of Part 4: Risk Factors.

PART 1: INFORMATION ON THE GROUP

Prospective subscribers for and purchasers of the Common Shares should consider carefully the risk factors set out in Part 4: Risk Factors of this document, together with all other information presented. In addition, a detailed discussion of Lloyd's is contained in Part 13: Overview of Lloyd's and a glossary of terms is contained in Part 14: Definitions & Glossary.

The following information on the Group should be read in conjunction with the Group's consolidated financial statements and the related notes to those financial statements included in Part 8: Accountants' Report and the management's discussion and analysis of financial information provided in Part 7: Management's Discussion and Analysis of Financial Condition and Results of Operations. Investors should not just rely on the information contained in this Part 1. All financial information in this Part 1 is extracted from the Accountants' Report in Part 8 without material adjustment, save information on gross premiums written by line and class of business in paragraph 6, information on loss reserves by segment in paragraph 14, information on the rating of fixed income securities in paragraph 15 and the adjusted combined ratio included in paragraph 17 of this Part 1, which have been extracted without material adjustment from the Group's underlying financial information from which the Group's annual consolidated financial statements are compiled. Less reliance should be placed on financial information not extracted from the Accountants' Report. The Group's consolidated financial statements have been prepared in accordance with US GAAP and, unless noted otherwise, financial statement amounts set forth in this document have been prepared on that basis.

1. Introduction

Catlin is an international property and casualty insurer and reinsurer focused on achieving consistent underwriting profits and superior returns on equity across the cycle. The Group underwrites a broad variety of classes of specialty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a unique and efficient infrastructure which includes a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the US, UK, Asia and Continental Europe. This structure provides Catlin with considerable scope for earnings growth and a high degree of capital flexibility, and allows the Group to participate in the world's major insurance and reinsurance marketplaces.

The Group's forward-looking approach to business, realistic and flexible approach to underwriting cycles and commitment to earn a gross underwriting profit, have allowed it to grow significantly and consistently to generate returns on capacity in excess of the Lloyd's market average.

Catlin's original underwriting platform consists of its Lloyd's operations, now conducted through Syndicate 2003 ("the Syndicate"). The Syndicate is funded entirely by the Group and is managed by Catlin Underwriting Agencies Limited ("CUAL"). For 2004 Lloyd's reports that the Syndicate is the ninth largest syndicate at Lloyd's, accounting for 3% of Lloyd's total capacity. The results of the Syndicate and its predecessor, Syndicate 1003, have outperformed those of the Lloyd's market as a whole for every closed year of account since 1988, as measured by return on allocated capacity on a Lloyd's accounting basis.

Year	Return on capacity for the Syndicate and its predecessor Syndicate 1003 managed by Catlin ("A")	Average return on capacity for all Lloyd's syndicates ("B")	Percentage Point Difference (A-B)
1985	5.9%	2.9%	3.0%
1986	5.6%	7.6%	(2.0%)
1987	3.9%	4.9%	(1.0%)
1988	1.1%	(4.6%)	5.7%
1989	1.4%	(18.8%)	20.2%
1990	5.0%	(20.9%)	25.9%
1991	0.8%	(18.0%)	18.8%
1992	4.0%	(11.9%)	15.9%
1993	15.4%	2.5%	12.9%
1994	10.5%	10.0%	0.5%
1995	14.9%	11.2%	3.7%
1996	10.7%	6.0%	4.7%
1997	7.5%	(2.0%)	9.5%
1998	4.1%	(10.5%)	14.6%
1999	3.0%	(19.8%)	22.8%
2000	(12.8%)	(23.7%)	10.9%
Average	5.1%	(5.3%)	10.4%

Source: Catlin and Lloyd's

Note: The return on capacity for the Syndicate and its predecessor Syndicate 1003 for the 2001 year of account was (14.6%). The Lloyd's market results for 2001 have not yet been publicly released, but a recent forecast of Moody's Investor Services states an average return on capacity of (18.7%). 2002 and 2003 years of account are not yet closed. Figures are on a Lloyd's accounting basis.

In light of the shortage of underwriting capacity and the attractive pricing environment beginning in 2001, Catlin leveraged the success of its Lloyd's operations and its long-standing relationships with clients and their brokers to expand its business, both in London and internationally. In 2002 the Group established itself in Bermuda through its subsidiary, Catlin Insurance Company Ltd. ("CICL"), gaining direct access to clients and their brokers which place significant amounts of business in the Bermuda market. In addition, the Group has established a UK branch of CICL ("CICL-UK"), which commenced trading from January 2004 and is intended to complement the Group's Lloyd's operations and enable the Group to access UK small to medium size commercial accounts through non-Lloyd's and regional brokers.

For the year ended 31 December 2003 gross premiums written by the Group totalled $1,198 million. The Group achieved a combined ratio of 86.9% and profit after tax of $127 million, generating a return on average equity of 22.1%. As at 31 December 2003 the Group had total assets of $2,392 million and total shareholders' equity of $639 million. Both the Syndicate and CICL have a financial strength rating of "A" (Excellent) by A.M. Best, which is above the Lloyd's A.M. Best market rating of "A-".

2. Operating Principles and Achievements

Catlin has successfully grown from a Lloyd's marine syndicate with gross premiums written of $6 million in 1985 (on a Lloyd's accounting basis), its first full year of operation, to an international insurance and reinsurance group with $1.2 billion in gross premiums written in 2003 and which underwrites a wide range of business classes at Lloyd's, in Bermuda and in the UK company market. While during this period numerous competitors at Lloyd's and in other insurance markets have been established and in some cases have exited the market fully or partially, Catlin's record of managed growth and financial success over the past 20 years distinguishes it from its peers.

Catlin has established a core set of operating principles:

- ***Forward-looking approach***

  Catlin consistently takes a long-term view of business and market conditions. The Group aims to anticipate future market trends rather than simply reacting to current conditions. It seeks to concentrate on business activities that will produce long-term, sustainable earnings across underwriting cycles.

- ***Attractive return on capital***

  Property and casualty insurance and reinsurance is a cyclical business, with cycles often varying across different business classes. Returns on capital can vary greatly, depending upon market conditions and the occurrence of catastrophic losses. While it is not possible for an insurer or reinsurer to guarantee a minimum annual return on capital, Catlin strives to produce attractive returns on capital. In 2003 Catlin earned a return on average equity of 22.1%. Over the longer term, Catlin seeks to consistently rank among the top performing companies in the insurance and reinsurance sector.

- ***Realistic and flexible approach to underwriting cycles***

  Catlin increases premium income significantly during periods of favourable rates and conditions and focuses on profit rather than market share in declining market conditions. This philosophy extends to the specific underwriting cycles that are inherent to individual classes of business. Because it underwrites a diversified book of business, Catlin can profit from the specific favourable underwriting opportunities that can exist even when general market conditions are adverse.

  This approach to underwriting cycles, as well as Catlin's forward-looking philosophy, can be seen in the growth of the stamp capacity of Catlin's Lloyd's syndicates. For example, capacity increased from 1993 to 1995, which were profitable years at Lloyd's for the Company, while capacity remained static from 1995 to 1999, a period in which the Company experienced considerable rate competition.

- ***Focus on gross underwriting profits***

  Class underwriters report on a gross basis. Catlin expects each class to produce a gross profit in the aggregate through its cycle.

- ***Diversification by class and distribution***

  The Group actively explores new classes of business and geographic markets to enlarge its core earnings base. Over the years, Catlin has diversified from its origins as a marine syndicate at Lloyd's to write numerous classes of specialty property and casualty business, seeking opportunities that present the potential for gross underwriting profit and improve the Group's spread of uncorrelated risk. Catlin seeks a balance between volatile and non-volatile classes of business. Entry into a new region is carefully planned in keeping with the Group's forward-looking business philosophy. In the past year, CICL has received regulatory approval to write surplus lines business in 40 US states and US jurisdictions.

- ***Conservative reserving philosophy***

  Catlin aims to set reserves above actuarial best estimates, reflecting inherent uncertainties in estimating insurance and reinsurance liabilities. Since 1985, 13 of the Group's Syndicates' Lloyd's years of account have experienced releases of reserves following closure.

- ***Underwriting and corporate structure which maximises scope for earnings growth and provides flexibility***

  Catlin has established a distinctive and effective 'three platform' underwriting structure (the Syndicate at Lloyd's, CICL in Bermuda and the UK branch of CICL) which provides the Group with access to complementary business opportunities in the world's major insurance and reinsurance markets. Catlin has also established a network of Group-owned offices in the US, UK, Asia and Continental Europe, which provides to its underwriting platforms flows of high quality business that would otherwise be placed with local carriers, and which allows the Group to strengthen relationships with clients and retail brokers in these regions. Catlin's group holding company is based in Bermuda. The Group owns 100% of its Lloyd's

syndicate capacity (since the 2003 year of account) as well as the two other underwriting platforms. This structure enables the Group to utilise its capital in a flexible and tax-efficient manner.

- *Emphasis on capital preservation*

  The Group seeks to underwrite business that presents the highest returns against the least risk, both to maximise profits and to protect its capital base. Catlin actively looks for opportunities to write new classes of business which produce a gross underwriting profit and are uncorrelated to its existing portfolio. When making underwriting decisions, Catlin's underwriters attempt to understand thoroughly the maximum potential downside risk associated with the business and compare that with its potential profitability. The Group uses outwards reinsurance both to protect its capital base and to increase underwriting capacity. The Group adopts a risk averse approach in the management of its investments with a portfolio comprised principally of cash and highly rated fixed income securities. This emphasis on capital preservation aims to maximise returns for investors by allowing Catlin to respond quickly as market opportunities arise.

- *Maximisation of relationships with core clients, brokers and other counterparties*

  The Group attempts to support core clients whose business is profitable over the long term, both during periods of constrained market capacity and after a large loss, recognising that a lasting profitable relationship should not be broken because of short term considerations. Catlin attempts to work closely with core clients to provide innovative solutions to their needs and with brokers to offer consistent support and dependable capacity. Catlin seeks transparent relationships with all its counterparties.

- *Continuous improvement of technical capabilities*

  Catlin recognises that ongoing investment in people, systems, processes and controls is essential to compete effectively. As the Group grows, it continues to recruit high quality professionals in all areas of its operations — management, underwriting, claims, finance and actuarial — to provide further depth to an already strong team. The Group also continues to develop a proprietary underwriting system and data warehouse that have been designed to the specifications of its underwriters and that allow all three of Catlin's underwriting platforms and all of its offices to share a single database.

- *Culture that stresses open communication and accountability for actions*

  As it has grown, Catlin has retained a corporate culture that gives underwriters and other key employees significant responsibility for business decisions. The Catlin culture is based on open communication and transparency, and is supported by a comprehensive control framework which enables the Group to monitor effectively decisions made by employees. This culture includes a Group mentality, including a single profit-related bonus scheme for the Group, that encourages employees to collaborate, to share information and to ensure that business is underwritten by the most appropriate platform. As well as contributing to the Group's success, this culture has also resulted in a low level of turnover, particularly at the management and underwriter level. Fewer than 10 employees at the level of class underwriter or managerial level have left the Group over the last 20 years.

These operating principles are the foundation for the Group's historical performance: the Syndicate and its predecessor syndicate have outperformed the Lloyd's market in each closed year of account since 1988 (as measured in terms of return on allocated capacity) on a Lloyd's accounting basis.

The Syndicate and CICL are both rated 'A' (Excellent) by A.M. Best, which is above the Lloyd's market A.M. Best rating of 'A-'.

The Group's financial performance in 2003 reflects the successful application of these principles:

- Gross premiums written increased by 66% during 2003 to $1.2 billion;
- Net premiums earned increased by 121% during 2003 to $845 million;
- Net income amounted to $127 million;
- Return on average equity amounted to 22.1%;
- Combined ratio was 86.9%;

- Unearned premium reserve stood at $612 million (which will be earned in 2004 and future years); and
- Year end net loss and loss expense reserves set at $720 million, a level which exceeds the best estimate of the Group's independent actuarial consultant, Tillinghast-Towers Perrin.

3. Strategy

In light of the principles described above, Catlin has formulated an integrated operating strategy of which the primary objectives are:

- To develop and utilise the Group's distinctive 'three platform' underwriting structure to maximise earnings and to produce controlled, sustainable growth. Subject to future regulatory, market and business conditions, it is currently anticipated that by the end of 2007, approximately 50% of the Group's business will be underwritten by CICL and the balance in the Syndicate;
- To strengthen further its distribution network to provide the Group with increased access to business in diverse geographic regions and business classes;
- To manage its capital efficiently and to adjust underwriting strategies to exploit prevailing conditions, both in the overall marketplace and in individual classes of business;
- To manage risk through effective underwriting controls and procedures, rigorous analytical review, portfolio diversification, and the efficient use of reinsurance;
- To continue enhancing and improving business processes and controls; and
- To maintain underwriting talent, discipline and focus, including the continued development of the Group culture.

4. Evolution

Having established a superior underwriting track record and leadership positions across a number of business classes in the Lloyd's market, Catlin has concentrated its efforts on building its capital base and its international infrastructure to take advantage of opportunities in the insurance and reinsurance markets worldwide, with a focus on markets offering superior returns and requiring specialist skills. The Group's expansion of its underwriting platforms and offices provides direct access to the world's major insurance markets and enables the Group to establish and maintain closer ties to local markets and the Group's policyholders and their brokers.

The organisation of the Group's key operating units is shown in the table below:

	Key Operating Units	Principal Focus
UK	Catlin Underwriting Agencies Limited	Managing agent for the Syndicate.
	Catlin Syndicate Limited	Provides capital to the Syndicate as its sole corporate member.
	Catlin Ecosse Insurance Limited	Located in Glasgow with offices in Leeds and Derby. Its principal focus is underwriting UK property and casualty insurance on behalf of the Syndicate and/or CICL.
	Catlin Insurance Company Ltd. — UK branch	UK branch office of CICL, underwriting property and casualty insurance and reinsurance with a focus on the UK market.
Bermuda	Catlin Insurance Company Ltd.	Bermuda Class 4 insurer and reinsurer. Its principal focus is underwriting property and casualty reinsurance and structured risk products.
US	Catlin Underwriting Agency US, Inc.	Located in Houston. Its principal focus is underwriting energy and medical malpractice risks on behalf of the Syndicate and/or CICL.
	Catlin Underwriting Agency US, Inc. of Louisiana	Located in New Orleans. Its focus is underwriting property risks on behalf of the Syndicate and/or CICL.
Asia	Catlin Asia Pte Limited	Located in Singapore. Its principal focus is underwriting marine and non-marine insurance and reinsurance on behalf of the Syndicate and/or CICL.
	Catlin Labuan Limited	Located in Kuala Lumpur, Malaysia. Its principal focus is underwriting marine and non-marine insurance and reinsurance on behalf of the Syndicate and/or CICL.
Europe	Catlin GmbH	Located in Cologne, Germany. Its current focus is principally underwriting specie insurance on behalf of the Syndicate and/or CICL.

A summary of the evolution of the Group is set out below:

- In 1984 Catlin Underwriting Agencies Limited ("CUAL") was established by Stephen Catlin to manage newly-formed Lloyd's marine Syndicate 1003, which commenced underwriting for the 1985 year of account on behalf of capital provided by traditional Lloyd's Names.

- From 1985 to 1995 Syndicate 1003 grew under CUAL's management from a start-up operation with capacity of £6 million ($10 million) into one of the largest syndicates trading at Lloyd's with capacity of £170 million ($304 million). Syndicate 1003 established a track record as one of the most successful syndicates at Lloyd's, not only by outperforming the market average since 1988 but also by closing every year of account at a profit during a period which saw unprecedented losses at Lloyd's.

- In 1995 following an investment in the Group by Western General Insurance Ltd. of Bermuda for a majority ownership stake, Syndicate 2003 ("the Syndicate") was formed to write in parallel with Syndicate 1003 for the 1996 Lloyd's year of account under the common management of CUAL. The Syndicate was and is entirely capitalised by the Group through Catlin Syndicate Limited, a corporate member of Lloyd's, while Syndicate 1003's capital continued to be supplied by the traditional Lloyd's Names. In late 2002 the Group purchased the residual capacity of Syndicate 1003 from external capital providers. This capacity was assumed by the Syndicate, thereby further increasing its capacity at Lloyd's.

- In 1999 building on its capital base and underwriting skills and in furtherance of its strategy of expanding its distribution and geographical diversification, Catlin established offices outside the UK, taking advantage of selective specialty insurance and reinsurance opportunities:
  - Catlin Asia Pte Limited in Singapore and Catlin Labuan Limited in Malaysia were established to underwrite regional marine and non-marine business on behalf of Syndicate 1003 and the Syndicate.
  - In the same year, the Group acquired Catlin Underwriting Agency US, Inc. in Houston and Catlin Underwriting Agency US, Inc. of Louisiana in New Orleans to underwrite US surplus lines business (primarily energy and medical malpractice risks) on behalf of Syndicate 1003 and the Syndicate.
  - The Group has carried forward this strategy by opening provincial UK offices in Glasgow (2001), Leeds (2003) and Derby (2003), which focus on UK property and casualty business, through the establishment of an office in Cologne, Germany (2003) as a point of access to the European market, and by the planned creation of an Australian office in the second quarter of 2004.
- In 2001 Catlin saw an opportunity to expand its capital base and achieve attractive returns on capital across most classes of business, given the favourable pricing and underwriting environment. This led the Group to raise $482 million in equity capital through the sale of equity interests in Catlin Group Limited to a consortium of private investors in two separate tranches: $375 million on 4 July 2002 and $107 million on 13 November 2002. This additional capital was used to fund the Group's establishment of its corporate underwriting platforms, to purchase the entire capacity of Syndicate 1003 from external capital providers and to increase the underwriting capacity of the Syndicate at Lloyd's.
- In August 2002 Catlin Insurance Company Ltd. ("CICL") began to underwrite business, having been established in Bermuda in 2000. CICL is currently licensed as a Class 4 insurance company under Bermuda law, authorising it to write virtually all classes of non-life insurance and reinsurance. The Group's presence in Bermuda allows it to participate in the active and growing Bermuda market and brings it closer to clients and their brokers who place significant amounts of business in that market. The majority of the Group's capital is maintained within CICL in Bermuda, which provides Catlin with increased flexibility and efficiency of capital usage while maximising its credit ratings.
- In December 2003 the Group received FSA approval to establish a UK branch of CICL in London and began to underwrite through this third platform in January 2004. CICL-UK is intended to complement the Lloyd's operation and to enable the Group to write UK commercial business not traditionally placed at Lloyd's. In particular, the Directors expect CICL-UK to capitalise on new opportunities in the market for UK small and medium-sized commercial risks. CICL-UK is also expected to underwrite other classes of business on a consortium basis with the Syndicate.
- As at 1 March 2004 CICL has received regulatory approval to write surplus lines business in 40 US states and US jurisdictions.

5. Industry Overview

5.1 *Market conditions*

Historically, the property and casualty insurance and reinsurance industry has been cyclical, characterised by periods of favourable market conditions with high premium levels followed by periods of price competition, each class having its own cycle. Since 2001 a number of factors have combined to create an attractive pricing and underwriting environment. Factors such as (i) the losses of 11 September 2001; (ii) reserve strengthening; and (iii) adverse investment returns from the equity market, have significantly eroded the combined capital of the industry. The resulting loss of capacity, the rating downgrades of certain insurers and reinsurers and the full or partial exit of a number of market participants have resulted in sharp rate increases and improved underwriting terms across many classes of business. Well-capitalised insurance and reinsurance companies with access to diverse markets have been able to benefit significantly from these opportunities.

Average premium rates have increased significantly over the past three years, fuelled by the reduced underwriting capacity and a reaction to historical losses, together with an increased demand for insurance and reinsurance capacity in certain sectors. In addition to improved rates, insurers and reinsurers have been able to introduce more favourable underwriting terms and conditions. This environment of improved

underwriting and pricing discipline has created the opportunity for companies to generate higher profitability and to preserve or improve financial strength. In addition, as individual insurance and reinsurance classes experience varying underwriting cycles and pricing trends, companies with access to different business classes and geographic regions have significant prospects to capture specific business opportunities.

The experience from the industry's January 2004 renewals indicates that pricing conditions across the industry remain favourable. Casualty classes in particular continue to benefit from significant improvements in rates and terms. The Group's own experience of the January renewals season is described below in paragraph 18 of this Part 1.

The Directors believe that the combination of the continuing need for the industry to rectify historical reserving inadequacies, the demands of capital providers to receive a reasonable return and the continued focus by regulators and rating agencies on the capital strength of insurers and reinsurers, have been conducive to an environment of pricing discipline.

5.2 *Competition*

The international insurance and reinsurance markets are highly competitive, encompassing a range of niche and multi-product insurance and reinsurance underwriters. The Group's principal competitors vary by market. At Lloyd's, key participants include syndicates managed by Catlin, Amlin, Brit, Hiscox, Liberty, Limit, Wellington, Ace and XL. In the London company market, key participants include multi-line insurers such as Royal & SunAlliance, Aviva, and Zurich Financial Services, together with the London operations of many leading international insurers and reinsurers. The Bermuda market includes established underwriters formed either (i) in the wake of the mid-1980s such as Ace and XL; or (ii) post Hurricane Andrew in 1992 in response to the capacity crisis in the property catastrophe reinsurance sector such as Renaissance Re, IPC Re and Partner Re, as well as start-up companies including Allied World, Aspen, Axis, Arch, Endurance Specialty, Montpelier Re and Platinum. A select group of insurers and reinsurers participate in markets around the world; these companies include Munich Re, Swiss Re, GE Employers Re, FM Global, Industrial Risk Insurers, Hannover Re and units of American International Group, Berkshire Hathaway and Travelers.

Insurers' ability to compete effectively in their target markets is predicated on several factors, including:

- Experience and underwriting track record of the management team;
- Breadth and depth of broker and intermediary relationships;
- Access to clients across markets and regions;
- Range of products offered;
- Capital strength;
- Attractiveness of rates, terms and client service;
- Obtaining and maintaining regulatory licences; and
- Actual and perceived financial strength ratings.

In recent years, particularly in light of the unprecedented losses sustained by the property and casualty insurance industry following the event of 11 September 2001, financial strength has become an increasingly important competitive factor. Clients and brokers now closely examine the perceived financial strength of insurers and reinsurers, largely based on the financial strength ratings assigned by independent credit rating agencies such as A.M. Best and Standard & Poor's, to differentiate between alternative insurance providers. Many prominent insurers and reinsurers have seen their financial strength ratings downgraded over the past two years, including Munich Re, Swiss Re, Allianz, Axa, Gerling, Scor and GE Employers Re.

6. Business Overview and Segments

The Group underwrites specialty classes of property and casualty insurance and reinsurance for a worldwide client base, providing clients with innovative risk management solutions. The Group has established itself as a

leader within Lloyd's for numerous classes of business, including property catastrophe, motor excess of loss, energy, marine hull and liability, specie and terrorism business. The Syndicate (and its predecessor Syndicate 1003) was consistently profitable from inception to 1999 and has outperformed the Lloyd's market as a whole for every closed year of account since 1988, as measured by return on allocated capacity on a Lloyd's accounting basis. This superior underwriting track record is shown in the table in paragraph 1 of this Part 1. Building on its strength and success in the Lloyd's market, in recent years the Group has adopted a 'three platform' underwriting strategy. While remaining committed to the Lloyd's market, this strategy — which has included the establishment of CICL in Bermuda and a UK branch of CICL in London — allows the Group to underwrite business that would not normally be brokered to Lloyd's underwriters and provides increased flexibility with regard to the Group's allocation of capital and optimisation of returns.

Catlin has also established a network of Group offices outside London that underwrite business on behalf of the Syndicate, CICL and/or CICL-UK. These offices are located in Singapore, Malaysia, the US (Houston and New Orleans), Germany (Cologne) and the UK (Glasgow, Derby and Leeds). These offices generate on behalf of the underwriting platforms flows of quality business that would otherwise usually be placed in local markets. These offices also allow the Group to strengthen its relationships with clients and brokers in these regions.

The Group has four business segments:

- **Lloyd's Direct** comprises direct insurance underwritten by the Syndicate and encompasses a diverse group of business classes, including property, casualty, energy, marine, aerospace and other business classes. This segment generated gross premiums written of $906 million for the year ended 31 December 2003.
- **Lloyd's Reinsurance** comprises reinsurance underwritten by the Syndicate and includes property catastrophe and per-risk excess, proportional treaty, marine and aviation excess of loss, casualty reinsurance and motor excess of loss business classes. This segment generated gross premiums written of $235 million for the year ended 31 December 2003.
- **Corporate Direct** comprises direct insurance underwritten by CICL in Bermuda and CICL-UK in London and includes a variety of property and casualty classes. It also includes business written on a structured risk basis. CICL wrote a limited amount of direct insurance in Bermuda in 2003, its first full year of operations. In London, CICL-UK received FSA approval in December 2003 and began to underwrite business in January 2004. This segment generated gross premiums written of $4 million for the year ended 31 December 2003.
- **Corporate Reinsurance** comprises reinsurance underwritten by CICL in Bermuda and CICL-UK in London. This segment includes property catastrophe and per-risk excess proportional treaty and casualty reinsurance as well as quota share and stop loss reinsurance of the Syndicate. For 2004 it also includes business written on a structured risk basis. This segment generated gross premiums written of $254 million, of which $202 million represented inter-segment reinsurance assumed by CICL from the Syndicate, for the year ended 31 December 2003.

The Group's underwriting results by segment are presented prior to adjustments necessary to eliminate inter-segment reinsurance transactions on consolidation.

6.1 *Lloyd's Direct*

The table below shows gross and net premiums written, net premiums earned, underwriting results and key performance ratios for the Lloyd's Direct segment for each of the years ended 31 December 2003, 2002 and 2001.

	For the year ended 31 December ($ in thousands)		
Lloyd's Direct	**2003**	**2002**	**2001**
Gross premiums written	906,250	574,398	373,702
Reinsurance premiums ceded	(261,151)	(180,432)	(136,091)
Net premiums written	645,099	393,966	237,611
Change in unearned premiums	(116,759)	(131,246)	2,465
Net premiums earned	528,340	262,720	240,076
Losses and loss expenses	(271,696)	(225,454)	(179,014)
Expenses	(225,916)	(99,378)	(81,587)
Underwriting result	30,728	(62,112)	(20,525)
Loss ratio	51%	86%	75%
Expense ratio	43%	38%	34%
Combined ratio	94%	124%	109%

This segment is divided into three lines of business:

6.1.1 *Property*

Property underwriting comprised $661 million in gross premiums written in 2003 compared with $414 million in 2002 and $290 million in 2001.

The Lloyd's Direct segment includes the following classes of property business:

- **Aviation** — coverage against losses arising from use, manufacture or operation of aircraft;
- **Cargo** — coverage of goods transported by land, sea or air;
- **Equine and livestock** — coverage of horses, bloodstock, livestock and other animals;
- **Hull** — coverage of damage to or the total loss of the hull of a ship or yacht;
- **Non-marine binding authorities** — coverage written by third-party agents with limited delegated binding authority. Classes written under non-marine binding authorities primarily include property, personal lines and auto physical damage insurance;
- **Non-marine facultative** — facultative (risk by risk) coverage of non-marine property risks;
- **Rig** — coverage of physical damage exposures related to oil and gas exploration, extraction and refining operations, including construction;
- **Satellite** — coverage of loss expenses in relation to the partial or total loss of a satellite or spacecraft during launch or subsequent deployment;
- **Specie** — coverage of valuable items, including fine art, jewellery, precious metals, cash in transit, travellers' cheques, credit cards, postage stamps, share certificates, etc;
- **Political risks** — coverage of an organisation or activity for loss arising from expropriation of property by a foreign government. This class also includes coverage of property damage related to terrorism where it has been excluded from property insurance policies;
- **War risk: marine and aviation** — coverage of damage or loss of vessels or aircraft due to warfare or terrorism.

6.1.2 *Casualty*

Casualty underwriting comprised $204 million in gross premiums written in 2003 compared with $106 million in 2002 and $38 million in 2001.

The Lloyd's Direct segment includes the following classes of casualty business:

- **Financial institutions** — coverage written for banks, insurers and other financial institutions primarily consisting of bankers blanket bond, crime and professional indemnity risks;
- **General liability** — coverage of liability arising from bodily injury and property damage caused by the assured;
- **Liability** — coverage providing indemnity or compensation for a harm or wrong to a third party for which the assured is legally obligated to pay; this specific class covers marine and energy liabilities; and
- **Professional liability insurance** — coverage of a person or organisation for injury or loss to third parties arising from negligence or malfeasance in rendering professional services; the coverage included in this segment is primarily medical malpractice risks.

6.1.3 *Other classes*

Other classes comprised $41 million in gross premiums written in 2003 compared with $54 million in 2002 and $46 million in 2001.

The Lloyd's Direct segment includes the following other classes of business:

- **Contingency** — coverage of financial loss arising from uncertain events (e.g. revenue lost due to cancellation of an event because of an external factor);
- **Personal accident** — coverage of personal accidents (e.g. travel, disability, professional athletes);
- **Trade credit** — coverage of trade payments and receivables; and
- **Legal expenses** — coverage of liability for opponents' costs in unsuccessful litigation. The Group stopped writing this class of business with effect from 1 January 2003.

6.2 ***Lloyd's Reinsurance***

The table below shows gross and net premiums written, net premiums earned, underwriting results and key performance ratios for the Lloyd's Reinsurance segment for each of the years ended 31 December 2003, 2002 and 2001.

	For the year ended 31 December ($ in thousands)		
Lloyd's Reinsurance	**2003**	**2002**	**2001**
Gross premiums written	234,991	132,696	60,594
Reinsurance premiums ceded	(52,637)	(23,543)	1,404
Net premiums written	182,354	109,153	61,998
Change in unearned premiums	(30,086)	(32,410)	(2,237)
Net premiums earned	152,268	76,743	59,761
Losses and loss expenses	(59,018)	(58,488)	(84,405)
Expenses	(52,392)	(18,624)	(10,052)
Underwriting result	40,858	(369)	(34,696)
Loss ratio	39%	76%	141%
Expense ratio	34%	24%	17%
Combined ratio	73%	100%	158%

This segment is divided into two lines of business:

6.2.1 *Property*

Property underwriting comprised $162 million in gross premiums written in 2003 compared with $81 million in 2002 and $32 million in 2001.

The Lloyd's Reinsurance segment includes the following classes of property business:

- **Property catastrophe** — non-proportional reinsurance coverage of an event causing severe loss, injury or damage, primarily natural disasters; includes risk excess business;
- **Marine and aviation** — non-proportional treaty reinsurance of marine and aviation risks; and
- **Non-marine treaty** — proportional treaty reinsurance of non-marine risks, primarily property-related.

6.2.2 *Casualty*

Casualty underwriting comprised $73 million in gross premiums written in 2003 compared with $52 million in 2002 and $29 million in 2001.

The Lloyd's Reinsurance segment includes the following classes of casualty business:

- **Professional indemnity** — treaty reinsurance of primary professional liability insurers; and
- **Motor** — excess of loss reinsurance for motor insurers.

6.3 ***Corporate Direct***

The Corporate Direct segment commenced operations in 2003. This segment is further divided into two lines of business:

6.3.1 *Property*

Property underwriting comprised $2 million in gross premiums written in 2003.

The Corporate Direct segment includes the following classes of property business:

- **Non-marine binding authorities** — coverage written by third-party agents with limited delegated binding authority. Classes written under non-marine binding authorities primarily include property, personal lines and auto physical damage;
- **UK commercial property** — coverage of UK property risks, including coverage written by Catlin Ecosse Insurance Limited in Glasgow, Leeds and Derby in the UK; and
- **Political risks** — coverage of an organisation or activity for loss arising from expropriation of property by a foreign government. This class also includes coverage for property damage related to terrorism where it has been excluded from property insurance policies.

6.3.2 *Casualty*

Casualty underwriting comprised $2 million in gross premiums written in 2003.

The Corporate Direct segment includes the following classes of casualty business:

- **Medical malpractice** — coverage of US medical malpractice risks, primarily doctors and medical groups. This coverage is underwritten on behalf of CICL by Catlin's Houston office;
- **UK general liability** — coverage for liability arising from bodily injury and property damage, written for UK small to medium size clients;
- **UK professional indemnity insurance** — coverage that indemnifies for injury or loss to third parties arising from negligence or malfeasance in rendering professional services; this coverage is written for UK solicitors, accountants, engineers, architects, insurance brokers and other professionals;

- **UK commercial crime** — coverage written for small to medium size UK businesses of direct financial loss arising from dishonest or fraudulent acts on the part of employees and losses suffered by the assured arising from third party computer fraud; and

- **UK directors' and officers' liability** — legal liability coverage for directors and officers of small to medium size UK companies or institutions against wrongful acts.

6.4 *Corporate Reinsurance*

The table below shows gross and net premiums written, net premiums earned, underwriting results and key performance ratios for the Corporate Reinsurance segment for the years ended 31 December 2003 and 2002. This segment commenced operations in 2002.

	For the year ended 31 December ($ in thousands)		
Corporate Reinsurance	**2003**	**2002**	**2001**
Gross premiums written	253,683	93,121	—
Reinsurance premiums ceded	—	—	—
Net premiums written	253,683	93,121	—
Change in unearned premiums	(91,681)	(50,520)	—
Net premiums earned	162,002	42,601	—
Losses and loss expenses	(93,199)	(24,681)	—
Expenses	(30,238)	(7,916)	—
Underwriting result	38,565	10,004	—
Loss ratio	57%	58%	—
Expense ratio	19%	19%	—
Combined ratio	76%	77%	—

Included in the underwriting result above is inter-segment reinsurance assumed by CICL from the Syndicate. This comprised $202 million in gross premiums written in 2003 compared with $77 million in 2002.

This segment is further divided into three lines of business:

6.4.1 *Property*

Property underwriting comprised $24 million in gross premiums written in 2003.

The Corporate Reinsurance segment includes the following classes of property business:

- **Property catastrophe** — non-proportional reinsurance coverage of an event causing severe loss, injury or damage, primarily natural disasters; includes risk excess business; and

- **Non-marine treaty** — proportional treaty reinsurance of non-marine risks, primarily property-related.

6.4.2 *Casualty*

Casualty underwriting comprised $28 million in gross premiums written in 2003.

The Corporate Reinsurance segment includes the following class of casualty business:

- **Professional indemnity** — reinsurance of primary professional liability insurers.

6.4.3 *Other classes*

Beginning in 2004, the Corporate Reinsurance segment includes the following other class of business:

- **Medical stop loss** — stop loss reinsurance of underlying self-insured medical benefit plans sponsored by US employers.

7. Distribution and Marketing

Virtually all of the Group's business is produced by either retail or wholesale insurance brokers. A breakdown of the Group's 2003 and 2002 gross premiums written on a percentage basis by its top ten brokers is detailed below:

	2003 %	2002 %
Marsh & McLennan Group	15.3	14.0
Aon Group	12.2	10.8
Willis	10.0	8.0
JLT	7.6	7.6
Benfield Group	5.5	3.0
NMB	4.4	2.3
Bell & Clements	3.4	3.9
Miller Insurance Services	3.1	3.8
Carvill	2.8	3.6
Heath Lambert Fenchurch	2.7	2.7

No individual broking house accounted for more than 16% of the Group's gross premiums written, and the top four broking houses accounted for only 45% of the Group's gross premiums written. Overall, the Group's business is sourced through more than 100 brokers worldwide and the Group makes wide use of smaller specialty and regional brokers. The Directors believe that the diversity and strength of the underlying broker relationships create a robust distribution network for the Group.

Most of that business, described under paragraph 7.1 below, is placed directly with the Group by brokers, predominantly wholesale but in some cases by retail brokers as well. The Group also sources business via third party coverholders, as described under paragraph 7.2 below. Coverholder business is typically placed with the Group via a broker. Finally, the Group's wholly-owned network of local offices also produces business for the Group (see paragraph 7.3 below). Business is typically introduced to the Group's local offices by local brokers. These three sources of business provide for diverse distribution, both in terms of geographic spread and lack of dependence on any one source, in a cost-effective manner.

7.1 ***Brokers***

This category refers to business in which a broker acts as a retail or wholesale intermediary between the Group and the purchaser of its insurance and reinsurance products. Except in specific cases where the Group delegates authority to brokers, brokers do not have authority to bind the Group with respect to insurance and reinsurance agreements, nor does the Group commit in advance to accept any portion of the business that brokers submit to it. All new and renewal business is subject to acceptance by the Group. Approximately three quarters of the Group's gross premiums written in 2003 were generated through this source, including brokers accredited by Lloyd's ("Lloyd's brokers") in the case of the Syndicate. Many of these trading relationships have existed since Catlin commenced trading in 1985, and the Directors believe that the strength of these relationships has facilitated the development of the Group's platforms in Bermuda and the UK company market.

7.2 ***Third party coverholders***

A binding authority is a contractual arrangement pursuant to which the Group delegates specific underwriting authority to a third party "coverholder", typically a wholesale insurance agent dealing in a variety of classes of local business but also some niche business. While a binding authority is typically, but

not exclusively, introduced to the Group by a broker, it differs from brokered business by virtue of the delegation of underwriting authority from the underwriter to the coverholder and the nature of the business it covers, which tends to comprise higher volume, lower value transactions that would not normally be individually placed in the international insurance markets.

Binding authority arrangements ("binders") and relationships are an important part of the Group's business, particularly since they provide access to markets that would not otherwise be readily available to the Group and facilitate business that would not be economic for the Group to transact on an individual contract basis. The Group has over 300 binding authority agreements in place writing a wide range of primarily property business and contributing to almost a quarter of total gross premiums written for the Group for the year ended 31 December 2003 (excluding business generated by Catlin's wholly-owned network, discussed below in paragraph 7.3 under the heading "Catlin's local offices"). During the same period, the Group was the lead underwriter on more than 50% (based on estimated premium income) of these binders.

The Syndicate is a recognised leader in the Lloyd's binding authority business, particularly in US-based surplus lines property binding authorities. The Group also focuses on establishing economically meaningful and long-term relationships with its coverholders. For example, in the area of US property binders, the Group reduced by more than half the number of binders from 2002 to 2003 to enable its underwriters to focus on the most material binder contracts. This has given the Group the ability to focus on and control to a greater degree the business through the cycles.

The Group's current binding authorities are primarily with agents with whom Catlin has dedicated long-term relationships and who are specialists in individual classes of business. The average length of Catlin's relationship with its binding authorities is three and a half years. In 2003 50 binding authorities provided over 50% of the premium income from the Group's binding authority book, allowing the Group's coverholder team to more actively and regularly review its binding authorities. The Group places a strong emphasis on the selection, management and monitoring of its binding authorities, which requires specific skills in sub-contracting, and has established a separate team to oversee its binding authority business. The underwriting of all binding authorities is subject to Catlin's rigorous underwriting processes and procedures, including limits on the size of risks underwritten and peer review of new binding authorities by the Group's coverholder class underwriter and at least one other class underwriter. Large, material binding authorities are typically audited by an external audit provider at least annually. Smaller binding authorities are typically audited at least once every three years. Regular (monthly or quarterly) bordereau checks are performed by each class underwriter.

In addition to the underwriting and other controls applied to binding authorities, Catlin strives to ensure that the agreements with coverholders are structured in such a way as to align the economic interests between the parties. This means that the coverholder will receive by way of contribution towards its overheads an overriding commission, but will rely on a profit commission based on the actual underwriting result for a significant part of its remuneration. Further, the profit commissions are structured so that any deficits in individual years can be clawed back.

7.3 *Catlin's local offices*

Over the past four years, the Group has established wholly owned offices in the United States (Houston and New Orleans), the UK, Germany, Singapore and Malaysia and plans to establish an office in Australia in 2004. For legal and regulatory reasons these offices operate under binding authorities. These differ from third-party binding authorities in that they are Catlin-owned, and therefore the underlying relationships remain within Catlin rather than with external companies. In addition, as a result of changes in Lloyd's requirements with effect from January 2000, a "Lloyd's broker" need not be involved in the transaction allowing the Catlin coverholder to deal directly with the relevant Catlin underwriting platform and thereby generate cost savings.

These local offices were established as part of the Group's strategy of broadening its distribution network, accessing local, niche markets and developing closer relationships between Catlin underwriters and Group clients (both buyers and retail brokers). The particular jurisdictions in which the offices are located were chosen to reflect both strategic growth plans and opportunistic underwriting propositions. These offices now write a range of business including property, medical malpractice and energy risks

(Houston and New Orleans), UK property and casualty (Glasgow, Leeds and Derby), marine, aviation and transport, terrorism and property, and casualty insurance and reinsurance (Singapore and Malaysia) and specie/cash-in-transit (Germany). Certain of the offices also have binding authority agreements with other insurance carriers from which they derive commission income, for example, Berkshire Hathaway in respect of medical malpractice business written by Catlin in Houston.

The Directors believe that this network creates a competitive advantage by establishing access to markets not otherwise available and by facilitating the development of closer relationships with assureds and brokers in local markets.

8. Information Technology

The Group recognises that high quality information technology is vital to its growth and profitability and has established a comprehensive information technology strategy which encompasses all elements of the Group's business.

In order to facilitate enhanced risk selection and to strengthen the underwriting control framework, the Group has developed a proprietary underwriting system and data warehouse known as "theframe", based on specifications suggested by Catlin underwriters and with the help of a retained consultant. theframe is accessible by all relevant Catlin employees in offices worldwide through standard internet browser software. theframe records details of each underwriting transaction from initial quotations through to any applicable claims activity. Detailed information about each risk to be underwritten by the Group is entered into the system, together with relevant documentary support for the underwriting decision. Data entered into theframe is subsequently loaded and stored into the Group's data warehouse, which is the vehicle used to create underwriting management reports. The data warehouse also provides information feeds directly to the Group's general ledger systems. theframe provides Catlin underwriters and management worldwide with instantaneous access to information regarding the business underwritten by Catlin, a clear audit trail on underwriting decisions and is an integral component of the Group's extensive system of underwriting controls.

theframe is continuously being developed and enhanced to meet the Group's changing business needs and is intended to be sufficiently scaleable to support anticipated future business expansion.

The development of theframe is co-ordinated by a Group Data Management Committee, which determines and recommends for approval short, medium, and long-term strategies with regard to the purchase and development of IT systems across the Group.

IT security and business continuity is of paramount importance to the Group. A number of technologies and processes are employed to defend the Group's systems and networks. A disaster recovery plan is in place, including secure offsite data storage for data backups and secondary offsite data processing facilities. theframe can be operational within 24 hours of a disaster event occurring.

Catlin is in the process of introducing a document management system for all non-risk related documentation. The bulk of the Group's other IT-related needs are met through the use of commercially available word processing, spreadsheet and database programmes.

9. Underwriting

9.1 *Underwriting Philosophy and Culture*

Catlin's underwriting philosophy and culture is designed to encourage underwriters to align their interests with those of the Group and its shareholders. The main facets of this philosophy and culture are:

9.1.1 *Underwriting for gross profitability across cycles*

Class underwriters report on a gross basis and Catlin expects each class to produce a gross profit in the aggregate through its cycle. It strives to expand underwriting when market opportunities support targeted returns and to restrain income in less profitable market conditions. The Group uses its tailored management information (including up-to-date analysis of rate movements and rate adequacy compared to target levels) to anticipate and react to changes in premium rates and manage underwriting profitability through the underlying insurance cycles of its various classes of business.

9.1.2 *Group mentality*

The Group's underwriting activities are managed as a single profit centre across its multiple platforms. Individual risks are allocated to platforms where capital can be efficiently deployed (taking into account client preference). Underwriters' incentive compensation is linked to the Group's overall profitability directly and by way of broadly distributed share and option ownership — nearly all class underwriters are share or option holders in Catlin. This Group mentality encourages underwriters to communicate, share knowledge and direct risks to the most appropriate area within the Group, and assists in removing potential conflicts arising from internal profit transfer.

9.1.3 *Responsibility and accountability*

Underwriters are given significant, formally defined individual responsibility in terms of their underwriting authority. However, they are also held accountable to both management and their peers for the quality and ultimate profitability of the risks they accept. Catlin applies a stringent system of underwriting controls and risk management, including formal documentation of underwriting practices, regular monitoring, peer reviews and performance analyses.

9.1.4 *Controlled expansion*

Catlin's expansion into new markets and risk classes is undertaken in a controlled manner based on detailed research. This ordinarily requires dedicated teams of underwriters with the necessary specialist skills and experience. Catlin's controlled approach is targeted at reducing the volatility inherent in new product lines, and is supported by the recruitment of appropriate resources to provide future profitable growth as market conditions change through insurance cycles.

9.1.5 *Diversification and reduction of correlated risk*

The Group believes that diversification has the effect of reducing exposure to correlated risk, and so has deliberately spread its insured exposure by type, class, distribution channel and geographic area.

9.2 ***Underwriting Approach***

Catlin's underwriting approach is characterised by the following:

9.2.1 *Consistent underwriting framework across all of the Group's platforms through established and documented underwriting processes and procedures*

Each of the Group's platforms has an underwriting board or committee that is responsible for the implementation and oversight of the platform's underwriting strategy. These boards include not only senior underwriting personnel ("underwriting directors") but also representatives from claims, reinsurance recoveries, finance and actuarial areas. The underwriting boards meet monthly and monitor and control the activities of the underwriting platforms to ensure that underwriting, claims, reinsurance, administration and accounting are co-ordinated and conducted in accordance with the terms of the underwriting policy and business plan approved by the Catlin Board.

A London Operations Board is in place to serve as a single forum where the members can co-ordinate the identification and development of underwriting systems, best practices and standards that can then be applied consistently across the Group. The Operations Board works closely with the compliance, IT, finance, actuarial, reinsurance and claims departments to ensure that a co-ordinated approach is maintained in further development of operational systems.

9.2.2 *Rigorous technical analysis of the nature of risks underwritten, whether or not the Group leads or follows in writing that risk*

The Group has invested in the development of bespoke analytical tools to assist in the understanding of risks written and to facilitate more accurate pricing of those risks. These include internally developed rating models. The Group also utilises the risk model RMS™ in respect of its natural catastrophe exposures, in order to validate internal systems.

The Directors believe that actuarial support for underwriting is best applied in conjunction with underwriters' risk selection skills, business judgment and trading relationships, rather than in isolation from, or substitution for, those skills. The Group therefore makes extensive use of actuarial tools and methodologies alongside its underwriting analysis. Actuarial input is achieved in the following ways:

- An actuary is assigned to each Business Group and to CICL and CICL-UK. The actuaries regularly attend underwriting meetings to develop a day-to-day understanding of the trading environment.
- Group actuaries, in conjunction with Group underwriters, have developed rating models for many of the classes of business written in the Group. These rating models are used extensively in pricing business and in measuring rate adequacy.
- On individual large or complex risks, and in particular in statistically oriented classes such as casualty reinsurance, Group actuaries work with the Group underwriters in pricing risks.
- As part of the peer review process on risks already written, Group actuaries will audit the "rate increase/decrease" and "rate adequacy" assigned by the Group underwriters for a sample of risks.

The Group has also invested in wordings specialists, including qualified lawyers, who assist underwriters in assessing and developing policy wordings in order to ensure that contracts reflect underwriters' intent. This is of particular importance in classes such as Energy where the use of bespoke rather than standard wordings is widespread.

9.3 *Underwriting processes and controls*

9.3.1 *Organisation of overall process*

The Group has detailed and multi-tiered underwriting processes and controls for establishing underwriting guidelines and effectively monitoring and managing risks written. The process includes formal documentation of underwriting practices and a framework of regular and formal monitoring meetings, with documented minutes and reporting. In parallel, extensive control is exercised through regular peer reviews as described below in paragraph 9.3.2 of this Part 1.

Overall, the processes and controls allow the Group to:

- monitor each platform to ensure business is conducted in accordance with the Group's underwriting philosophy and strategy; and
- monitor market conditions and rate adequacy.

Certain classes of business are grouped together to form a Business Group, which is overseen by one of the underwriting directors.

The table and the following paragraphs below set out the various stages in CUAL's underwriting processes and controls. Similar processes and controls exist for CICL appropriately adjusted for the scale of CICL's operations:

Forum	**Frequency**	**Attendees**	**Object**
Underwriting Meeting	Daily	All underwriters, relevant management and support staff	• Disseminate market information • High level/exception reporting • Announcement and follow-up of initiatives and projects
Business Groups	At least 3 per week	Business Group Teams	• Detailed peer review • Manage day-to-day underwriting

Forum	Frequency	Attendees	Object
Operations Board	Twice Weekly	London Operations Board members	• Management of operational and administrative issues arising from Business Groups
Underwriting Directors	Weekly	Group Chief Underwriting Officer, underwriting directors, relevant management	• Strategic discussion • Review market conditions • Monitor peer reviews
Monthly Underwriting Meeting ("MUM")	Monthly	Underwriting Board (includes senior underwriting personnel, underwriting directors, representatives from claims, reinsurance, administration and finance together with relevant management)	• Monitoring and controlling of syndicate underwriting
Follow-up Meetings ("FUM")	Quarterly	All underwriting staff together with relevant management	• Review progress against business plan • Review risks written and rate adequacy
Underwriting conference	Annual	All senior staff	• Establish high-level goals and strategy for next year and review past year's performance

Underwriting Meeting: Each underwriter must adhere to established underwriting guidelines, systems and controls. These rules govern risk appetite, line size, type of risk, referral parameters and data entry requirements, among other things. Underwriters attend a daily underwriting meeting where items of general interest are disseminated and discussed.

Business Groups: At least three times a week, each Business Group team meets to consider operational and administrative issues arising from day-to-day activities including consideration of business coming close to the limits of Catlin's underwriting guidelines. The meeting is chaired by an underwriting director, whose role is to provide underwriting guidance and direction to the Business Group and ensure that Business Group underwriters are complying with the underwriting policies of the underwriting board. The meeting is also ordinarily attended by all relevant class underwriters, underwriting assistants, actuarial support and claims staff. Formal peer review is also conducted at this meeting, as described more fully below.

Operations Board: The London Operations Board comprises an Operations Director from each Business Group, CICL and CICL-UK and the Board's chairman and it meets twice weekly to oversee administrative and technical matters arising from underwriting operations.

Underwriting Directors: The Group Chief Underwriting Officer meets weekly with the London underwriting directors to focus on the strategic direction the London underwriting platforms are taking, and to discuss general market issues and the potential impact they may have on the underwriting platform. The meeting also reviews the operations of the Business Groups, in particular underwriting figures, rate adequacy, adherence to peer review, staff issues and new business initiatives.

Monthly Underwriting Meeting ("MUM"): MUMs are attended by underwriting directors together with representatives of executive management. The role of the MUMs is to monitor underwriting activity and ensure it is conducted in accordance with underwriting policy. This meeting, together with the weekly underwriting directors' meeting, also monitors rate adequacy and adherence to peer review requirements.

Follow-up Meeting ("FUM"): FUMs are held on a quarterly basis. All class underwriters, underwriting directors, senior financial and actuarial staff, executive management teams from each of the Group's platforms and the Group's senior management team meet at the FUMs to review progress against the Group's business plan. Each class of business written by the Group is reviewed in detail. The underwriters for each class present their results together with the rates and adequacy achieved during the quarter. Income and loss ratio projections for immediate future periods are also reviewed.

Underwriting Conference: The Group holds an annual underwriting conference attended by all senior staff. The purpose of the conference, which is held over two or three days, is for management to present Group results for previous periods as well as goals and strategy for the year ahead. The conference is structured to enable discussion of the issues raised. The results of these discussions are fed back into the business planning process.

All of these meetings and processes are underpinned by Catlin's IT system, which is instrumental in facilitating the control of the underwriting process. Detailed information about each risk to be underwritten by the Group is entered into theframe, allowing continuous access to all relevant underwriting information and the production of regular reports for review.

9.3.2 *Peer review*

A key control in the underwriting process is the peer review of risks both pre- and post-underwriting, whereby underwriters are required to explain and justify underwriting decisions to management and to their peers.

Pre-underwriting

The extent of review depends largely on the size and complexity of the risk. Routine risks are discussed prior to acceptance at the discretion of the relevant underwriter and underwriting director, while the Business Group's meetings offer underwriters the opportunity to discuss individual risks. More significant risks, and a selection of routine risks, will be subject to discussion and peer review at this stage. Risks beyond the parameters of the Group's underwriting guidelines must be approved by an underwriting director or the Group Chief Underwriting Officer.

Post-underwriting

Every risk written is subject to peer review which requires, at a minimum, written approval of one other class underwriter. Depending on certain risk characteristics (for example, line size) the required number of sign-offs is increased to ensure that risks beyond the parameters of the Group's underwriting guidelines are reviewed at the appropriate management or underwriting level.

Compliance with peer review requirements is monitored by the Operations Board and the compliance department. The results are reported to the relevant underwriting platform board so that non-compliance can be rectified in a timely manner. In addition, reports on various risks written during a specified period are generated by theframe, facilitating efficient and disciplined control procedures supported by immediate access to all relevant documentation.

9.3.3 *Binding Authorities*

As described above in paragraph 7, binding authorities comprise an important element of the Group's distribution strategy. The Group recognises that granting underwriting authority to third party "coverholders" presents certain risks and has therefore established a dedicated team and detailed procedures for vetting, controlling and monitoring delegated underwriting authorities. In addition to addressing pure business concerns (particularly the alignment of Catlin's interests and those of the coverholders), the Directors intend that the Group satisfies or exceeds regulatory requirements relating to binding authorities.

Considerable effort, including detailed review of previous underwriting track record, site visits, meetings and/or third-party audits, is expended prior to granting a binding authority.

Each coverholder is subject to limitations on the business it underwrites in respect of, among other things, premium, class of business and maximum risk limits. The coverholder must also conform to specified reporting standards. The terms of the binding authority are subject to peer review as set forth above, and compliance with those terms is monitored by the underwriter and a dedicated binder management team. Binding authorities are subject to a rolling audit programme, some conducted by Group staff and some involving third-party coverholder auditors, which supplements visits by the underwriter and/or claims staff. The frequency and depth of these reviews and visits depends on the nature and scale of the delegated authority. In addition, regular monthly or quarterly bordereau checks are performed by each class underwriter responsible for the binding authority, with profitability being closely monitored. Profitability is a key factor in determining whether a binding authority is renewed, together with the quality of management controls within the coverholder.

The Group has significantly reduced the number of binding authorities outstanding over the past several years, while simultaneously increasing the average income per binding authority.

10. Claims Management

The cost of claims is the largest component of Group expenses. Catlin aims to adjust claims fairly and economically in accordance with policy terms and conditions, and to pay claims promptly upon their resolution. It is also important that underwriters remain aware of the scale and nature of claims activity in their accounts. The claims staff therefore interact closely and regularly with the underwriters, both on an ad hoc basis and by regular attendance at underwriting meetings. The claims staff also liaise regularly with actuarial staff with respect to the quantification of loss reserves and the treatment of disputed claims.

The Group employs a team of claims adjusters who are responsible for applying policy terms and conditions to the circumstances of a loss, to determine the extent of policy coverage and Group liability. The claims adjusters specialise in particular classes of business to ensure that appropriate familiarity and expertise is brought to bear on the adjustment process. In addition, the Group employs ten lawyers qualified in the US and/or UK who are dedicated entirely or in part to the claims team. This in-house legal expertise is intended to facilitate a technically proficient claims adjustment process and reduces the need to resort to outside counsel, and bear the attendant expense.

The Group outsources virtually all of its loss adjusting activities which entail physical appraisal and valuation of losses. Given the geographical spread of Group business, the diverse technical non-insurance skills required to assess losses and the number and quality of loss adjusting specialists available worldwide, it would be neither economic nor practical to handle this function in-house.

Upon the occurrence of a loss, a loss adjuster will typically be appointed by the lead underwriter, the insured or its broker, depending on policy terms. This loss adjuster will report his/her analysis of the loss to the relevant Group claims adjuster, who will consider the report and analyse the extent of coverage afforded. Once the insurance liability is reasonably quantifiable, a loss reserve will be established. The loss will be paid in stages or in full as it is finally quantified.

Individual claims adjusters within the Group work within prescribed limits of authority, with larger and more complex claims being referred to more senior claims staff. Areas of potential dispute are referred to in-house legal staff who will opine on coverage issues and may, depending on the value and complexity of the issues presented, refer to outside legal counsel as well. The Group strives to minimise coverage disputes with its insureds and reinsureds and endeavours, where possible, to achieve commercial resolutions to disputed matters. Denial of claims and litigation will be pursued where appropriate.

The lead underwriter on the policy will ordinarily be responsible for claims adjustment for the following underwriters. In circumstances where Catlin is not the lead underwriter, the Group will be advised of claim quantum and significant claims adjustment issues. The Group monitors claims, and in particular large or complex claims in respect of which it is not the lead underwriter and, subject to policy terms, may choose to become more actively involved in the adjustment process.

11. Risk Management

A thorough understanding of the risks potentially affecting the Group's strategic initiatives and day-to-day operations together with a disciplined risk mitigation programme are critical to the Group's prospects, from commercial, regulatory and rating agency perspectives, and can provide competitive advantages. With reference to its key strategic goals, the Group has analysed its risk profile and risk/return objectives, assessed the key drivers upon which successful outcomes are dependent, identified the significant risks to their achievement and selected appropriate risk mitigation strategies. The risk management programme is ongoing, and the Group expects it to continue to develop not only to adapt to changing conditions but also to develop more sophisticated risk-based metrics and planning and monitoring tools.

The Group's risk management programmes are supervised by the Group Chief Risk Officer ("CRO"), who provides guidance and support for risk management practices across the Group and within the various departments. The CRO reports to the Group Chief Executive and to the Audit Committee of the Board. Responsibility for risk management is spread throughout the organisation and is embedded in the operational responsibilities of each manager. The CRO directs the Group's risk-based capital modelling, the Group's internal audit function, and other specific initiatives to evaluate and address risk within targeted areas.

The Directors believe that implementation of the Group's risk management programme requires a shared understanding of strategic goals and a clear allocation of responsibility. Certain functions are managed at the Group level and implemented across the underwriting platforms. In each case, a Group executive or senior staff member is responsible for directing that function and for establishing policy and procedure for that function across the Group. These functions relate to financial reporting, underwriting, claims, actuarial work, compliance oversight, legal services, human resources, risk management, internal audit and data management.

The Chief Executive of each underwriting platform is responsible for developing and executing a strategy and business plan which is subject to the approval of the Group's Chief Executive Officer and the Board. In managing a platform's operations, the Chief Executive of that platform is responsible for establishing and ensuring compliance with appropriate policy, procedures and other controls that reflect Group policy and procedure and all applicable external regulatory requirements.

11.1 *Risk Management Framework*

CUAL has prepared a formal, risk management framework document which is continuously developed in order to meet evolving Group requirements. This document provides a high level review of risk governance, policies and controls, risk assessment, internal audit, and other aspects of a comprehensive risk management programme. Generally, the policies and controls apply equally to all three platforms. These include policies relating to underwriting operations, the Group internal audit programme, Group compliance oversight, and Group IT systems. Other policies and practices that are in place for CICL and CICL-UK are modelled after the documented controls in place for CUAL but are adjusted to reflect the different nature and current structure of these operations.

11.2 *Management of Insurance Risk*

Each underwriting platform has established an underwriting board or committee which is responsible for overseeing that platform's underwriting operations. The Group Executive Committee and the Management Committees of each underwriting platform monitor key processes and underwriting results. The Group's Chief Underwriting Officer, with support from the Group Chief Actuary, provides guidance and oversight to underwriting throughout the Group. The Group's reserving processes are the responsibility of the Chief Actuary and, in addition, the Group receives independent external analyses of its reserve requirements. These structures, together with the procedures detailed above in paragraph 9 under the heading "Underwriting", are designed to manage and monitor key aspects of insurance risk, including aggregations and correlation of risk, disaster scenario modelling and market conditions/trading risks.

11.3 *Management of Investment Risk*

All Group and subsidiary assets are managed at the Group level by the Group Chief Investment Officer, whose duties are defined by written policies and instructions established by the Investment Committee of the Board. The broad investment strategy adopted by the Board is focused on capital preservation and, in

that context, to maximise return while maintaining a low risk portfolio. The bond portfolio, which comprises 61% of the Group's investments, is held in bonds with a rating of "A" or above. Of this, 87% is in bonds with a rating of "AA" or better. The balance of the Group's investments are held in cash and short-term investments. Investment management has been outsourced to three professional fund managers selected by the Investment Committee of the Board. The performance of these managers is monitored by the Group Chief Investment Officer and tracked by the Management Investment Committee and the Board's Investment Committee. In summary, investment risk is managed by deliberately holding a low volatility portfolio and through the diligent oversight of the outside fund managers.

11.4 *Management of Credit Risk*

The major credit risk to which the Group is exposed is credit risk from reinsurance recoverables. Such risk is managed at the Group level through the Reinsurance Security Committee which is chaired by the Group Chief Financial Officer. This Committee establishes security standards applicable to all reinsurance purchases and monitors the financial status of all reinsurance debtors.

11.5 *Management of Liquidity Risk*

The Group Chief Investment Officer monitors cash flow and manages investments alongside debt facilities to ensure the availability of cash as required to meet obligations. The Group Chief Investment Officer works with the finance directors of the underwriting platforms through the Management Investment Committee to ensure proper controls over cash management and that operational liquidity needs are identified, understood and met.

11.6 *Management of Regulatory Risk*

The Group Compliance Officer has broad oversight for compliance with the regulatory requirements of the various jurisdictions in which the Group operates. In addition to the Group Compliance Officer, each underwriting platform has an appointed compliance officer. A Group Compliance Committee has been established, which is chaired by the Group Compliance Officer and includes the platform compliance officers. This Committee ensures that Group-wide compliance staff work together in an effort to ensure that all regulatory requirements are met and that prospective regulatory changes are factored into strategic planning.

11.7 *Management of Operational Risk*

Each underwriting platform Chief Executive and each Group executive is responsible for managing the operational risk of his or her area. Each is required to adhere to operational policies and procedures appropriate for their activities. Compliance with these policies and procedures is tracked by internal audit and other management oversight.

The Group has an internal audit process which is directed centrally across all operations and subsidiaries of the Group. The internal audit process is designed to provide management and the Board, through its Audit Committee, with reasonable assurance that the Group's controls and procedures are able to contain risks within acceptable limits. In order to provide an independent assessment, the Group has engaged Ernst & Young to perform the internal audits including a review of controls and procedures. The Group Chief Risk Officer is responsible for working with Ernst & Young to plan and execute the internal audit programme subject to the approval and oversight of the Audit Committee. Both the Chief Risk Officer and Ernst & Young report directly to the Audit Committee of the Board on these matters.

11.8 *Summary of High Level Controls*

The Group's Board of Directors has adopted a number of controls through which it obtains assurance regarding satisfactory operations of the Company. The Board receives detailed financial data on a quarterly basis. These financial reports are reviewed by the Audit Committee and accounting policy is set by the Board through the Audit Committee.

The Board receives a quarterly report from the Group Chief Executive, Group Chief Underwriting Officer, Chief Operating Officer, Chief Financial Officer and the platform Chief Executives on current operations.

The Board meets annually with the Group officers, platform Chief Executives, senior underwriting personnel and other key staff. The Group's annual business plan is reviewed in depth at this meeting, and other major activities are presented and discussed.

Through its Investment Committee, the Board reviews the investment performance and asset management practices of the Group. Through its Compensation Committee, the Board reviews human resources policy and the remuneration of senior staff. Through its Audit Committee, the Board monitors the annual activities of the external actuaries, the external auditors and the internal auditors.

The Audit Committee and the full Board receive reports from the outside auditors and the independent internal auditors at least once a year. These reports include private sessions, at which management and executive directors are not present.

12. Reinsurance

The Group purchases reinsurance to limit and spread its exposure, protect against catastrophic losses and in some instances to increase its insurance underwriting capacity. These agreements provide for recovery of a portion of losses and loss expenses from reinsurers.

12.1 *Reinsurance strategy*

When purchasing reinsurance Catlin aggregates many of its risks across the Group. Catlin believes that by leveraging the Group's purchasing power it achieves favourable terms and pricing for its reinsurance protections. The Group's principal reinsurance arrangements provide coverage for the aggregated losses incurred by its individual underwriting platforms, as well as those incurred by Syndicate 1003. Reinsurance protecting a specific portfolio or underwriting platform may also be purchased by the Group. Catlin's reinsurance purchases are ordinarily centralised (being the Group's mainline reinsurance programme), with the exception of facultative reinsurance. Facultative reinsurance is purchased against an individual risk (for example, to cover specific exposures or to reduce the impact of gross line sizes).

The Group's Chief Underwriting Officer is responsible for the purchase of reinsurance. The Group's determination of the reinsurance protections to be purchased involves an analysis of, among others, net retained risk appetite, capital position, rate adequacy of inwards business, price and quality of reinsurance available, individual and correlated or aggregated risk exposure, exposure to potential multiple events, regulatory requirements or restrictions and a cost versus value analysis of the proposed programme.

Catlin's reinsurance strategy is predominantly based on the purchase of non-proportional protections, with elements of proportional and facultative reinsurance. Most of the reinsurance programme covers losses on a "losses occurring during" basis, although some is on a "risks attaching" basis. In addition, intra-group reinsurance is placed with CICL in respect of 2002 and 2003 underwriting years, including Qualifying Quota Share arrangements, which provide additional gross underwriting capacity to the Syndicate and Syndicate 1003, and stop loss contracts of certain classes of business written by the Syndicate.

The Group uses reinsurance to control and limit its exposure to risks, including catastrophic risks. For example, as at 31 December 2003, the Syndicate estimates its gross exposure to losses arising from the event of 11 September 2001 to be $135 million. However, the Group's net loss (after reinsurance recoverables and including the cost of reinstating reinsurance coverage exhausted by the loss, the benefit of reinstatement premium protection coverage and additional inwards reinstatement premiums) is estimated to be $24 million. The marked difference between gross and net loss reflects the effectiveness of Catlin's reinsurance strategy in addressing, in this case, a single catastrophic event.

12.2 *Reinsurance processes and controls*

The Group has a Reinsurance Security Committee which is composed of the Group Chief Financial Officer, executives from CUAL and CICL and underwriting and claims representatives, and is advised by

an independent reinsurance analyst. The Reinsurance Security Committee ordinarily meets on a monthly basis and is responsible for:

- establishing a core list of approved reinsurers, based on financial strength and market information, all of which must maintain a minimum financial strength rating of "A" from Standard & Poor's (S&P) or "A-" from A.M. Best;
- monitoring the minimum financial strength requirements for Catlin's reinsurers;
- monitoring exposure to individual reinsurers; and
- monitoring reinsurance recoverables and reinsurance bad debt.

Since the Group remains liable to its policyholders regardless of whether or not reinsurers meet their obligations (as is the case with most reinsurance arrangements), evaluating the financial condition of Catlin's reinsurers and monitoring concentrations of credit risk on an ongoing basis is a key responsibility of the Reinsurance Security Committee. Approximately 90% of the Group's reinsurance recoverables outstanding as at 31 December 2003 are owed by reinsurers with a financial strength rating of at least A- (A.M. Best) or equivalent. For additional information, please refer to paragraph 2.17 of Part 4: Risk Factors. Any purchase of reinsurance from reinsurers not on the core list requires prior approval of the Reinsurance Security Committee. The Reinsurance Security Committee also provides information on key reinsurance performance and security parameters to the Board.

The following table, which provides a breakdown by percentage of the maximum amount potentially recoverable under the 2004 mainline reinsurance programme by rating, shows evidence of the credit quality of the Group's reinsurers. Reinsurance provided by Lloyd's syndicates is grouped into a separate category.

Mainline Reinsurance Programme as at 1 January 2004

Rating		Percentage of maximum recovery %
A.M. Best A++	(Superior)	17.1
A.M. Best A+	(Superior)	14.1
A.M. Best A	(Excellent)	42.2
A.M. Best A-(Lloyd's)	(Excellent)	24.6
A.M. Best A-	(Excellent)	0.8
S&P A+	(Strong)	0.1
S&P A-	(Strong)	1.1

13. Unearned Premiums Reserves

Catlin establishes an unearned premiums reserve to reflect the fact that not all premiums written in the financial year are earned in that period. The reserve in the last three years, together with the change from year to year, is set out below:

	For the year ended 31 December ($ in thousands)				
	2003	% change	2002	% change	2001
Gross premiums written	1,198,214	66%	722,858	66%	434,296
Reinsurance premiums ceded	(113,080)	(11%)	(126,618)	(6%)	(134,687)
Net premiums written	1,085,134	82%	596,240	99%	299,609
Net premiums earned	844,947	121%	382,064	27%	299,837
Gross unearned premiums reserve	612,325	63%	375,952	101%	186,738
Reinsurers share of unearned premiums	(38,287)	(35%)	(59,225)	(34%)	(89,382)
Net unearned premiums reserve	574,038	81%	316,727	225%	97,356

During 2003 the gross unearned premiums reserve increased 63% to $612 million, compared to $376 million at 31 December 2002. The reinsurance unearned premiums reserve at 31 December 2003 declined by 35% to $38 million, compared to $59 million at 31 December 2002. The net unearned premiums reserve at 31 December 2003 increased 81% to $574 million, compared to $317 million at 31 December 2002.

The gross unearned premiums reserve increased 101% to $376 million at 31 December 2002, compared to $187 million at 31 December 2001. This level of increase exceeds the growth in premiums written primarily due to the timing of premiums written in 2001 when business opportunities were realised following the event of 11 September 2001.

Reinsurance premiums ceded for the year ended 31 December 2002 declined 6%, compared to 31 December 2001, to $127 million. During the same period, the reinsurance unearned premiums reserve decreased 34% to $59 million. The reason for this decline was that the 2001 year was affected by the need to reinstate coverage following the event of 11 September 2001.

At 31 December 2003 the net unearned premiums reserve represented 68% of net premiums earned for 2003. This compares to 83% for 2002 and 32% for 2001.

14. Loss and Loss Expense Reserves

14.1 *Creation of Loss and Loss Expense Reserves*

Losses arising from claims, and expenses associated with handling those claims (both allocated and unallocated, known as loss adjustment expenses, or LAE), comprise the bulk of Group expenses in any given year. To comply with insurance laws and regulations and with GAAP, the Group is required to establish reserves for such losses and expenses. The reserves represent estimates of amounts that the Group may have to pay for claims and claims handling expenses in the future, and are carried on the balance sheet as liabilities. The reserves encompass not only losses that have been reported to the Group but also losses that have occurred but have not yet been reported.

The Group aims to establish prudent loss and LAE reserves through an iterative process considering, among other things, underwriters' and management's views of rate adequacy and expected loss ratios, known case reserves, historical experience, actuarial and statistical analysis and underlying loss trends. The Group does not discount its reserves for the time value of money. The Group adopts a conservative reserving policy and aims to set reserves above actuarial best estimates, reflecting the inherent uncertainties in estimating insurance and reinsurance liabilities.

14.2 *Reserving Methodology*

The starting point for reserving an underwriting year is the loss ratio projected for business planning purposes for each class of insurance or reinsurance written by the Group. The initial projections represent the collective views of class underwriters, actuaries and management as to expected loss experience and rate adequacy, and are in part an output of the process of rating and pricing business. They are based upon historical experience, comparative rating levels and underlying loss trends, modelled for most classes of business by proprietary actuarial and statistical analytical models.

As losses are notified to the Group, specific loss reserves are established. Where the Group is a lead underwriter on a given risk, the amount of the reserve is typically calculated by Group claims, underwriting and/or legal staff, often with the assistance of outside consultants, such as loss adjusters or counsel. The Group may also seek external actuarial advice on specialist areas of an account. Where the Group is a following underwriter, the reserve is typically advised by the leading underwriter, although the Group may independently appraise the suggested reserve, particularly on large or disputed claims.

Reserves are reviewed quarterly by line of business on a collaborative basis between underwriting, claims, legal, actuarial and finance staff. Reported claims experience during the quarter is compared with previous projections and historical experience, by way of loss triangulations, and expected loss is reassessed using standard actuarial methodologies. Individual large losses are subject to ongoing monitoring and review, and any reserve movements would be calculated separately from the generalised line of business review.

The quarterly reserve analysis is subject to review and approval by the Group Chief Actuary and is signed off both by the finance team and management. In addition to Catlin's internal actuarial reserving process, Tillinghast-Towers Perrin provides an annual independent analysis of reserves. As at 31 December 2003 the Group was within Tillinghast-Towers Perrin's range of reasonable estimates and exceeded their best estimate of reserves. In performing its work, Tillinghast-Towers Perrin relied, without performing its own audit or verification, on data supplied by the Group. Their work is subject to the same inherent uncertainties as the internal analysis. The assumptions and results of the Group's actuarial work are also reviewed by the auditor's actuarial team, as part of the annual audit of the Group's financial statements. This work is solely for the purposes of that audit.

14.3 *Uncertainty*

The Group's in-house actuarial team, comprising six qualified actuaries, conducts a full review of the Group's overall reserves for claims and claims handling expenses on a quarterly basis. Any releases or required strengthening emerging from the review are reflected in current income. Adjustments to reserves are based upon a combination of objective factors such as actual claims advice, plus assumptions derived from historical experience and estimates as to current and future trends. A significant element of professional judgment on the part of Catlin underwriters, actuaries and management and external professional advisers (including lawyers, actuaries and auditors) is incorporated into the reserve analysis. All of these factors introduce a significant element of uncertainty.

Reserving is a fundamentally uncertain process of projecting future costs of known and unknown events. The degree of reserving uncertainty differs from class to class. Short-tail property exposures, for example, represent one of the less complex classes to quantify, however, significant uncertainty remains due to reporting lags, difficulty in ascertaining quantum of individual losses and the potential for coverage disputes. Long tail classes, such as general liability and professional indemnity, are significantly more difficult to reserve accurately because ultimate claims costs take many years to ascertain and are subject to unforeseeable trends in areas such as, for example, medical costs and the courts' attitude towards tort liability generally. Those uncertainties are magnified in reinsurance classes owing to, among other factors, delays in reporting and the fact that reinsurers have less intimate knowledge of the underlying claims matters that may ultimately affect the reinsurance. As a result, the loss and loss expense reserves held by the Group at any time may be inadequate, perhaps materially, to meet the Group's liabilities.

14.4 *Reserves for Asbestos and Environmental Liability*

The Group does not consider that it has material exposure to claims arising from US asbestos or environmental liability arising out of occurrence based liability policies insured prior to 1986, which primarily relate to the period before the Group was formed.

14.5 *Claims Arising from the Event of 11 September 2001*

The Group has closely monitored its exposure to claims arising from the event of 11 September 2001.

Within two days the Group projected its gross loss to be approximately $203 million, with a net retained loss after reinsurance recoveries and associated additional reinsurance costs of $34 million. Since that time, the Group has reduced the estimate of its exposure, and estimates a gross loss of $135 million as at 31 December 2003. The net loss to the Group (after reinsurance recoveries but also including the cost of reinstating reinsurance coverage exhausted by the loss, the benefit of reinstatement premium protection coverage and additional inwards reinstatement premiums) is currently reserved at $24 million.

The Syndicate participated in the insurance of the World Trade Center that is now the subject of litigation between underwriters, including the Syndicate, and the leaseholder Silverstein. The Group has reserved this loss as a single occurrence. If the courts were to determine that the loss constituted two occurrences, the Group's gross and net exposures would increase by approximately $24 million and $3 million respectively, assuming that the two occurrences were total losses. For more information please see paragraph 2.5 of Part 4: Risk Factors.

14.6 *Analysis of unpaid losses and loss expenses*

The analysis of unpaid losses and loss expenses for the years ended 31 December 2003, 2002 and 2001 is as follows:

	For the year ended 31 December ($ in thousands)		
	2003	2002	2001
Gross unpaid losses and loss expenses, beginning of year	695,168	594,084	375,072
Reinsurance recoverable on loss and loss expenses	(214,174)	(302,359)	(201,339)
Net unpaid losses and loss expenses, beginning of year	480,994	291,725	173,733
Incurred losses and loss expenses for claims related to:			
Current year	391,995	232,515	252,636
Prior years	32,630	76,108	10,783
Total incurred losses and loss expenses	424,625	308,623	263,419
Paid losses and loss expenses for claims related to:			
Current year	49,189	16,935	47,519
Prior years	166,447	114,481	96,606
Total paid losses and loss expenses	215,636	131,416	144,125
Foreign exchange adjustment	30,365	12,062	(1,302)
Net unpaid losses and loss expenses, end of year	720,348	480,994	291,725
Reinsurance recoverable on loss and loss expenses, end of year	242,187	214,174	302,359
Gross unpaid losses and loss expenses, end of year	962,535	695,168	594,084

The net unpaid losses and loss expenses are further analysed by segment as follows:

	For the year ended 31 December ($ in thousands)		
	2003	2002	2001
Lloyd's Direct	456,806	318,614	180,425
Lloyd's Reinsurance	162,120	136,065	111,300
Corporate Direct	712	—	—
Corporate Reinsurance	100,710	26,315	—
Unpaid losses and loss expenses	720,348	480,994	291,725

In 2001, total incurred losses and loss expenses at $263 million represented 152% of provisions for net unpaid losses and loss expenses at the beginning of the year. Over 95% of incurred losses and loss expenses during the year related to current year losses. This reflects the high incidence of loss during this year particularly in respect of (i) the 11 September event in the US which resulted in a gross loss of $150 million, or $26 million net of reinsurance; (ii) the Tamil Tigers attack on Colombo airport, resulting in a gross loss of $36 million or, $5 million net of reinsurance; and (iii) the refinery fire in Toulouse, resulting in a gross loss of $59 million, or $6 million net of reinsurance. Incurred loss and loss expenses for claims related to prior years primarily related to the accounting treatment in respect of a whole account stop loss contract, which protected the 2001 and previous Lloyd's years of account, and which is accounted for as a deposit in accordance with FAS 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". The relatively large incidence of gross incurred losses which were covered by reinsurance resulted in reinsurance recoverable on loss and loss expenses representing approximately 51% of gross unpaid losses and loss expenses at 31 December 2001.

In 2002, total incurred losses and loss expenses at $309 million represented 106% of provisions for net unpaid losses and loss expenses at the beginning of the year. There was a lower incidence of incurred

losses during this year. However, the level of awards in US court cases led to an increase in the severity and frequency of losses in a number of casualty classes. This prompted the Group to carry out a reassessment of its likely losses in its US professional indemnity business (together with a reassessment of certain other classes), with a resulting strengthening of reserves of $45 million, part of an overall strengthening of reserves of $76 million. Total paid losses and loss expenses during 2002 amounted to $131 million of which $114 million (87%) related to prior year claims reflecting the high incidence of gross losses in the previous year.

In 2003, total incurred losses and loss expenses at $425 million represented 88% of provisions for net unpaid losses and loss expenses at the beginning of the year. There was a continued relatively low incidence of incurred losses during this year. $33 million (approximately 8% of total incurred losses and loss expenses during 2003) related to prior year claims resulting from the Group having strengthened prior year reserves primarily in respect of the Legal Expenses class to respond to higher than anticipated frequency and severity of losses. Total paid losses and loss expenses amounted to $216 million of which $166 million (77%) related to prior year claims. Reinsurance recoverable on loss and loss expenses represented approximately 25% of gross unpaid losses and loss expenses at the end of the year reflecting the settlement of the larger losses arising in 2001 and the low incidence of larger losses which were covered by reinsurance in 2002 and 2003.

Adverse reserve developments in 2003 relate primarily to policies written in the Syndicate from 2000 to 2002 alongside other insurers in respect of The Accident Group ("TAG"), a provider of legal expenses insurance and litigation management services to personal injury claimants in parts of the UK. Most of the TAG coverages were underwritten on the basis of a 50% quota share with Swiss Re. TAG arranged for its clients to initiate litigation on a "no-win, no-fee" basis, with the costs of litigation covered by insurance in the event a client lost the case. The failure rate of litigation insured through TAG proved to be substantially higher than originally estimated by the Group, which led to higher-than-expected claims under the policies written by the Group through the Syndicate. Furthermore, TAG was placed in administration on 30 June 2003, as a result of which certain contingent premium payments owed to the Group by TAG are unlikely to be paid and the amount of claims payable by the Group in respect of unresolved litigation insured through TAG for its clients is highly uncertain. While, based on the results of internal and external reviews, the Directors believe the Group is adequately reserved for TAG-related losses, no assurances can be provided that further increases in the Group's reserves in connection with TAG-related losses will not be required in the future.

15. Investments

The Group's investment strategy seeks to preserve its capital and maintain liquidity for the prompt payment of claims, while maximising the investment return of a high quality, diversified investment portfolio. The Group seeks to match assets and liabilities by currency and duration. The Group uses expert external investment managers to manage its investments. The Group Investment Committee is comprised of Richard Haverland (Chairman), Michael Eisenson, John Marion, Nicholas Paumgarten and William Spiegel and meetings are attended by the Group Chief Financial Officer, Christopher Stooke. The Investment Committee establishes investment policies and guidelines for its external fund managers which specify criteria on credit quality, type, concentration and liquidity characteristics of the various portfolios and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities. Performance reports are received from the investment managers on a monthly basis. The Group's investment managers are BlackRock, Western Asset Management and Credit Agricole.

As at 31 December 2003, fixed income securities and cash and cash equivalents held by the Group totalled $1.2 billion. The Group's fixed income portfolio of $756 million comprised 61% of this amount and consisted of US and non-US sovereign government obligations, corporate bonds and short-term securities. Of these assets, 87% were rated AA- or Aa3 or better by either Standard & Poor's or Moody's, with an overall weighted average rating of AAA. The Group's investment guidelines limit its aggregate exposure to any single issuer to 5% for securities rated AA-/Aa3 or above, and to 2% of the Group's portfolio for securities rated between A-/a3 to A+/a1, other than with respect to US Government and Agency securities and securities issued by other member governments of the Organisation for Economic Co-operation and Development ("OECD").

The current duration target varies by individual investment portfolio with an average target of two to four years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. Management reviews and periodically amends the Group's investment guidelines based on business and economic factors, including the average duration of the Group's liabilities. As at 31 December 2003 the Group's investment assets, including cash and short-term instruments, had an approximate average duration of 1.05 years (after taking into account the inflation factor built into the Group's Treasury Inflation Linked Securities ("TIPS") which shortens the duration for these securities).

The types of securities in the Group's fixed income portfolio and their fair market values and amortised costs, as at 31 December 2003 were as follows:

	For the year ended 31 December 2003 ($ in thousands)			
Type of Investment	**Amortised Cost**	**Gross Unrealised Gains**	**Gross Unrealised Losses**	**Fair Market Value**
US Government and agency Securities	385,316	5,686	137	390,865
Non-US Government Securities	36,814	110	8	36,916
Corporate Securities	190,542	496	191	190,847
Asset-backed Securities	137,379	132	234	137,277
Total	$750,051	$6,424	$570	$755,905

The Standard & Poor's credit ratings for fixed income securities held as at 31 December 2003 and the percentage of the Group's invested assets at that date, are as follows:

	For the year ended 31 December 2003 ($ in thousands)		
Rating	**Amortised Cost**	**Fair Market Value**	**Percentage of Total Fair Market Value**
AAA	590,661	596,359	79%
AA	61,565	61,640	8%
A	97,825	97,906	13%
Total	750,051	755,905	100%

The contractual maturities of fixed maturity securities as at 31 December 2003 are shown in the table below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	For the year ended 31 December 2003 ($ in thousands)		
Rating	**Amortised Cost**	**Fair Market Value**	**Percentage of Total Fair Market Value**
Due in one year or less	43,302	43,402	6%
Due after one year through five years	223,090	223,554	30%
Due after five years through ten years	345,299	350,685	46%
Due after ten years	981	987	0%
Asset-backed securities	137,379	137,277	18%
Total	$750,051	$755,905	100%

The following table shows net investment income, net realised gains/(losses) on investments, and total investment income including unrealised investment gains:

	For the year ended 31 December ($ in thousands)	
	2003	2002
Net investment income	23,796	18,187
Net realised gains/(losses) on investments	1,151	(1,096)
Net unrealised gains on investments	3,697	1,120
Total Investment Return	28,644	18,211

16. Financial Strength Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of insurance companies and their ability to market and sell their products. Rating organisations periodically review the financial positions of insurers, including the Syndicate and CICL.

Following a comprehensive quantitative and qualitative review, A.M. Best assigned a financial strength rating of "A" (Excellent) to the Syndicate, which was most recently reaffirmed in September 2003. This rating is the third highest of the 15 rating levels assigned by A.M. Best. The "A" (Excellent) financial strength rating assigned to the Syndicate is superior to the financial strength rating of "A-" (Excellent) which A.M. Best has assigned to the Lloyd's market as a whole. Following a separate comprehensive quantitative and qualitative review, A.M. Best also assigned a financial strength rating of "A" (Excellent) to CICL. This rating was also reaffirmed in September 2003. The ratings assigned by A.M. Best to both the Syndicate and CICL currently have a stable outlook.

These ratings reflect A.M. Best's opinions of CICL's and the Syndicate's respective ability to meet long-term obligations to policyholders, and are not evaluations directed to investors in the Company's Common Shares offered pursuant to this document, and are not recommendations to buy, sell or hold the Company's Common Shares. The ratings are subject to periodic review by A.M. Best and may be revised upwards or downwards or be revoked at A.M. Best's sole discretion. For more information please see paragraph 2.16 of Part 4: Risk Factors. A.M. Best maintains a letter scale rating from "A++" (Superior) to "F" (in liquidation).

Other agencies may rate the Group, or one or more of the Group's subsidiaries, on an unsolicited basis, particularly in connection with standardised assessments of Lloyd's syndicates based solely on syndicate financial information made available to the rating agencies by Lloyd's or other sources.

17. Summary Financial Information

	For the year ended 31 December ($ in thousands, except per share and share amounts)		
	2003	2002	2001
Statement of Operations information:			
Revenues			
Gross premiums written	1,198,214	722,858	434,296
Net premiums earned	844,947	382,064	299,837
Net investment income and net realised gains/(losses) on investments	24,947	17,091	20,476
Net realised gains/(losses) on foreign currency exchange	10,024	6,728	(543)
Other income	52	326	808
Total revenues	879,970	406,209	320,578
Expenses			
Losses and loss expenses	424,625	308,623	263,419
Policy acquisition costs	250,111	100,494	74,761
Administrative and other expenses	58,884	25,424	16,878
Total expenses	733,620	434,541	355,058
Income tax (expense)/benefit	(19,337)	16,628	8,036
Net income/(loss)	127,013	(11,704)	(26,444)
Basic earnings per share	131c	(118)c	(39)c
Diluted earnings per share	18c	(118)c	(39)c
Basic weighted average shares outstanding	75,000,000	61,107,688	68,575,013
Diluted weighted average shares outstanding	688,285,495	61,107,688	68,575,013
Adjusted basic earnings per share(1)	654c	(591)c	(193)c
Adjusted diluted earnings per share(1)	92c	(591)c	(193)c
Adjusted basic weighted average shares outstanding(1)	15,000,000	12,221,538	13,715,003
Adjusted diluted weighted average shares outstanding(1)	137,657,099	12,221,538	13,715,003
Combined ratio	86.9%	113.8%	118.5%
Adjusted combined ratio(2)	83.0%	85.9%	106.1%
Return on average equity	22.1%	(4.2%)	(38.8%)
Balance Sheet information:			
Total invested assets	1,237,215	770,504	256,524
Total assets	2,392,464	1,730,273	1,035,182
Unpaid losses and loss expenses	962,535	695,168	594,084
Unearned premiums	612,325	375,952	186,738
Total stockholders' equity	638,637	508,987	54,836

(1) Reflects the effect of both the 19 for 1 bonus issue and subsequent 100 into 1 share consolidation as if such event had occurred at the beginning of the period indicated.

(2) The adjusted combined ratio presents the Group's combined ratio adjusted to exclude certain of the material items described in paragraphs 4.1 and 4.2 of Part 7: Management's Discussion and Analysis of Financial Condition and Results of Operations and identified in the line items to the tables under "Adjusted Results Excluding Certain Material Items" in paragraph 5 of Part 7. The adjusted combined ratio is a non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies. Less reliance should be placed on this adjusted combined ratio as a non-GAAP measure in assessing the Group's overall financial performance.

18. Current Trading and Future Prospects

The Group's most recent financial year ended on 31 December 2003. Summary financial information for the most recent financial year appears in paragraph 17 of this Part 1, while management's discussion and analysis of financial condition and results of operations can be found in Part 7.

A significant proportion of the Group's gross premiums written for certain classes of business, particularly in the Lloyd's Reinsurance segment, renews on 1 January. Premium income for business renewing on 1 January 2004 in the majority of the business classes underwritten by Catlin met or exceeded the Group's expectations. Rates increased by an average of 4% on a weighted basis for business written in December and January, although rates decreased in some selected classes of business. The greatest rate increases were seen, as expected, in casualty insurance and reinsurance classes. Rates also increased for marine, pro rata treaty, motor excess of loss and satellite classes. Smaller rate increases were seen for property catastrophe reinsurance business, in part because of the impact of the new RMS 4.3™ catastrophe model and resulting increased cedant buying requirements (particularly with respect to North American exposures). CICL's UK branch began underwriting on 1 January 2004 and has made a satisfactory start.

Consistent with its underwriting strategy over time, during this renewal period the Group sought growth in those classes that presented the best margins while at the same time maintaining a well diversified portfolio of business. This strategy and an increase in the market share of CICL in Bermuda has resulted in a greater proportion of casualty and reinsurance premiums written for business renewing on or after 1 January 2004. The strength of the January renewals season across the majority of business classes and across the Group's underwriting platforms reaffirms the Directors' positive outlook for the 2004 financial year. The Directors are therefore confident about the prospects of the Group for the current financial year.

19. Dividends and Dividend Policy

The Directors currently intend to authorise the payment of dividends following Admission. It is envisaged that an interim dividend will be paid in November and a final dividend will be paid in May of each year. It is anticipated that the first dividend to be declared by the Company following the Global Offer will be a dividend in respect of the period ending 30 June 2004, which is expected to be declared in September 2004. All dividends will be subject to the future financial performance of the Group including results of operations and cash flows, the Group's financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors the Directors deem relevant in their discretion, which will be taken into account at the time.

As is the case with all forward-looking statements, the foregoing statement regarding the Company's dividend policy is subject to a variety of risks and uncertainties. The Company may revise its dividend policy from time to time. For more information regarding restrictions on the payment of dividends by the Company and its operating subsidiaries, see paragraph 2.30 of Part 4: Risk Factors.

PART 2: DIRECTORS, MANAGEMENT AND EMPLOYEES

1. Directors

1.1 *The Directors*

Sir Graham James Hearne, Chairman (66)

Sir Graham Hearne was appointed Chairman of Catlin in February 2003. He was Chairman of Enterprise Oil plc from 1991 until 2002, having joined Enterprise as Chief Executive in 1984. He practised as a lawyer at Pinsent & Co, at Herbert Smith & Co and at Fried, Frank, Harris, Shriver & Jacobson in New York. He served with the Industrial Reorganisation Corporation before moving on to NM Rothschild & Sons Ltd., where he remains a non-executive Director. He has also served as Finance Director of Courtaulds Limited, Chief Executive of Tricentrol plc and Group Managing Director of Carless, Capel & Leonard plc. He is currently non-executive Chairman of Braemar Seascope Group plc and Novar plc and Deputy Chairman of Gallaher Group plc. He was High Sheriff of Greater London in 1995 and 1996.

Stephen John Oakley Catlin, Chief Executive and Deputy Chairman (49)

Stephen Catlin began his insurance career in 1973 joining BL Evens & Others on Syndicate 264 at Lloyd's. In 1982 he became deputy underwriter, specialising in the excess of loss and energy accounts where he was supported as a market leader. He founded CUAL in 1984 and was the active underwriter of Syndicate 1003 from its formation in 1985 and of the Syndicate from its formation in 1996 until May 2003. Besides serving as Chief Executive and Deputy Chairman of Catlin, he is Chairman of CUAL and CICL. From September 1996 to January 2002, he was the Lloyd's nominated Director of Equitas Holdings Limited. He served as Chairman of the Lloyd's Market Association, the trade association representing the interests of Lloyd's underwriters and underwriting agents, from May 2000 until January 2003. During 2001 he helped plan the restructuring of Lloyd's as a member of the Chairman's Strategy Group. He is currently a member of both the Council of Lloyd's and the Lloyd's Franchise Board.

Christopher Macdonald Stooke, Chief Financial Officer (46)

Christopher Stooke joined the Group in March 2003 after a 24-year career with Price Waterhouse and PricewaterhouseCoopers where he was a partner since 1990. He specialised in financial services, particularly insurance, and dealt with a wide range of audit and advisory assignments including mergers, acquisitions, listings and demutualisations, working with companies listed in the UK, US and the European markets. In addition to client work, he held a number of management roles with PricewaterhouseCoopers in both the London and Zurich offices. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a graduate of Durham University.

Michael John Crall, Non-Executive Director (60)

Michael Crall was appointed Non-Executive Director of Catlin in October 2003. He was previously Chief Executive of Equitas Holdings Limited and continues to be a non-executive Director of that company. Before being selected as Equitas' first Chief Executive, Michael Crall was President and Chief Executive Officer of Argonaut Insurance Company, a US insurer specialising in casualty classes of business. He began his insurance career with Insurance Company of North America, later CIGNA Corporation, where he held a number of executive posts in the US, Paris and Brussels. He is a graduate of Dartmouth College.

Richard Michael Haverland, Non-Executive Director (63)

Richard Haverland was appointed Non-Executive Director of Catlin in October 2003. He served as Chairman, President and Chief Executive Officer of Highlands Insurance Group Inc. in Houston, Texas, from 1996 until his retirement in 1999. Other executive positions he has held in the US insurance industry include partner and consultant with Insurance Partners, a private equity fund which concentrated on the insurance and health care sectors; Vice Chairman–Chairman Elect of Continental Corporation; Executive Vice President of American Premier Underwriters Inc.; Executive Vice President of Great American Insurance Company; and President and Chief Operating Officer of The Progressive

Company. He is a graduate of Princeton University and the Stanford University Graduate School of Business.

Michael Leslie Hepher, Non-Executive Director (60)

Michael Hepher was appointed Non-Executive Director of Catlin in October 2003. He is currently Chairman of Telecity plc, an IT services firm, and Lane, Clark & Peacock LLP, a firm of consulting actuaries. He is also a non-executive Director of Kingfisher plc and Canada Life Capital Corporation and Canada Life Group (UK) Ltd. He was formerly Chairman and Chief Executive Officer of Charterhouse plc and Group Managing Director of British Telecommunications plc. He served as Chairman and Chief Executive of Abbey Life Group plc and subsequently Lloyd's Abbey Life plc for 12 years. He also has served as President and Chief Executive Officer of Maritime Life Assurance Company of Canada and chief actuary of Commercial Life Assurance Company of Canada. He is a Fellow of the Institute of Actuaries.

Alan Bossin, Non-Executive Director (51)

Alan Bossin was appointed Non-Executive Director of Catlin in March 2004. He is also counsel to Appleby Spurling Hunter, Barristers & Attorneys, Hamilton, Bermuda, which he joined in 1999. He was previously at the Toronto insurance firm of Blaney McMurty. He commenced his legal career with the Toronto firm of Gilbert, Wright & Flaherty, practising insurance defence litigation. In 1983, he joined the Insurance Bureau of Canada as counsel, where he represented the views of Canada's property and casualty insurers. From 1987 to 1997, he was Senior Vice President and Canadian General Counsel with the global insurance broker Johnson & Higgins (now Marsh & McLennan). He is a graduate of the University of Windsor and was admitted to the Bar of Ontario in 1980 and the Bar of Bermuda in 1999.

John Lawrence Marion, Non-Executive Director (51)

John Marion was appointed Non-Executive Director of Catlin in March 2004. He is also President and Managing Director of Western General Insurance Ltd. and Affiliates ("Western Group"), a Bermuda-based reinsurance company, a position he has held since 1986. Prior to joining Western Group, he served as Assistant Vice President of International Risk Management Ltd. (Bermuda) from 1981 to 1986. He currently serves on the Board of Directors of Max Re Capital Ltd., a public company based in Bermuda, as well as on the Boards of several privately held companies domiciled in Bermuda. He is a Chartered Accountant (C.A.), admitted to the Canadian and Alberta Institute and to the Bermuda Institute. In addition, he is a Chartered Financial Analyst (C.F.A.), admitted to the Association for Investment Management and Research. He is a graduate of the University of Alberta, Canada.

Michael Richard Eisenson, Non-Executive Director (48)

Michael Eisenson was appointed Non-Executive Director of Catlin in November 2002. He is also Managing Director and Chief Executive Officer of Charlesbank Capital Partners LLC, a Boston-based private equity firm making investments in established middle-market and growth companies as well as US real estate. Prior to co-founding Charlesbank in July 1998, he was the President of Harvard Private Capital Group, the private equity and real estate investment unit of Harvard Management Company. Before joining Harvard Management in 1986, he was with The Boston Consulting Group, a corporate-strategy consulting firm. He serves on the boards of several public companies, including Universal Technical Institute, which went public in December 2003, and United Auto Group, as well as several privately held portfolio companies. He is a member of the Executive Committee of the Dana-Farber Cancer Institute and a founding member of The Horizons Initiative, a non-profit organisation serving the needs of homeless children in Boston. He is a graduate of Williams College and holds an MBA from the Yale School of Management and a JD from Yale Law.

Mark Kevin Gormley, Non-Executive Director (45)

Mark Gormley was appointed Non-Executive Director of Catlin in July 2002. He is also Senior Vice President and Director of Capital Z Management LLC & Affiliates, a $4.5 billion private equity firm. Until 1998, he was a Managing Director in the Investment Banking Division at Donaldson, Lufkin &

Jenrette ("DLJ"), specialising in the insurance and asset management industries. Prior to joining DLJ in 1989, he was a founder and a member of the Insurance Investment Banking Group of Merrill Lynch. Prior to joining the Insurance Group at Merrill Lynch in 1985, he worked with Fortune 500 companies on finance and merger & acquisition assignments for Merrill Lynch. He received a B.S.B.A in Finance and Economics from the University of Denver and an MBA from New York University. He currently serves on the Board of Directors of a number of public and private companies, including Infotel, Informacion y Telecommunicaciones, SA, British Marine Managers Limited and Authoria, Inc.

Nicholas Biddle Paumgarten, Non-Executive Director (58)

Nicholas Paumgarten served as interim Chairman of Catlin from July 2002 until February 2003, and was appointed Non-Executive Director of the Company in July 2002. He is a Managing Director of J.P. Morgan Chase & Co and Chairman of Corsair II, L.L.C., the General Partner of J.P. Morgan Corsair II Capital Partners, L.P. ("Corsair"), a $1 billion investment partnership. Since he joined J.P. Morgan in 1992, in addition to Corsair, he has been chairman of a previous partnership, and head of the Financial Institutions Group and the Mergers and Acquisitions Group for the Americas. He is also a Director of CompuCredit Corporation, Post Properties, Inc. and The E.W. Scripps Company. He is a graduate of the University of Pennsylvania and has an MBA from Columbia University.

William Larry Spiegel, Non-Executive Director (41)

William Spiegel was appointed Non-Executive Director of Catlin in July 2002. He is a Director and a Managing Director of Cypress Advisors Inc., which manages over $3.5 billion in private equity funds. He has been with Cypress since its formation in 1994. Prior to joining Cypress, he was a member of the Merchant Banking Group at Lehman Brothers. He currently leads Cypress' efforts in the financial services and healthcare industries. He is also a Director of Cinemark, Inc., FGIC Corporation, MedPointe Inc, and Montpelier Re Holdings Ltd. He has an MBA from the University of Chicago, an MA in Economics from the University of Western Ontario and a BSc in Economics from the London School of Economics.

1.2 *Corporate Governance*

As a Bermuda incorporated company, the Company is governed through a set of Bye-laws, as well as through the provisions of the Bermuda Companies Act. The Board is responsible for the proper management of the Company and meets at least quarterly. Following Admission, the Board intends to comply with the requirements of the Combined Code. The Board comprises twelve Directors, of whom two are Executive Directors and ten are Non-Executive Directors, including four independent Non-Executive Directors (Michael Crall, Richard Haverland, Michael Hepher and Alan Bossin) and one Non-Executive Chairman (Sir Graham Hearne). The posts of Chairman and Chief Executive are held by different Directors.

Each of the Non-Executive Directors is considered by the Board to be independent of management and the four independent Non-Executive Directors are deemed by the Board to be independent for the purposes of the Combined Code. The Company will be appointing a senior independent Non-Executive Director for the purposes of the Combined Code.

In accordance with the Combined Code, the Company is ready, where practicable, to enter into a dialogue with institutional shareholders based on the mutual understanding of objectives. The Company is also committed to effective communication with private investors, for example by the constructive use of annual general meetings of shareholders.

The Board has established guidelines which require specific matters to be subject to decision by the full Board of Directors, including material acquisitions and disposals, investments and capital projects. In addition, the Board has established an Audit Committee, a Compensation Committee and a Nominations Committee. A majority of the members of each of these committees are independent Non-Executive Directors.

The Audit Committee is chaired by Michael Hepher and the other members are Michael Crall, Richard Haverland, Mark Gormley and John Marion. The Audit Committee formally meets at least quarterly and

senior management (including the Group Chief Financial Officer) and internal and external auditors attend for part or all of each meeting. The internal and external auditors have unrestricted access to the documentation produced by the Audit Committee and its Chairman. The Audit Committee considers all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits and the independence and objectivity of the auditors, and establishes that an effective system of internal financial control is maintained. The Audit Committee holds private sessions with the external auditors, at which management and Executive Directors are not present.

The Compensation Committee is chaired by Michael Crall and its other members are Richard Haverland, Michael Hepher, John Marion and Nicholas Paumgarten. The Compensation Committee meets regularly to consider all material elements of remuneration policy, the remuneration and incentivisation of Executive Directors and senior management and makes recommendations to the Board on the framework for executive remuneration and its cost. The Board is responsible for implementing the recommendations and agreeing the remuneration packages of individual Directors. A Director is not permitted, under the Bye-laws, to vote on his own terms and conditions of remuneration.

The Nominations Committee is chaired by Sir Graham Hearne and its other members are Michael Crall, Mark Gormley, Richard Haverland, Michael Hepher and William Spiegel. The Nominations Committee meets as required and makes recommendations to the Board on new appointments to the Board.

2. Senior Management

Paul David Brand, Group Chief Underwriting Officer and Active Underwriter — The Syndicate (41)

Paul Brand began his career in the insurance industry in 1982 at the Insurance Company of North America in London. He worked in the marine underwriting department, specialising in energy and related risks. In 1987 he joined CUAL to underwrite the energy and liability accounts and became deputy underwriter of Syndicate 1003 in 1990 and deputy underwriter of the Syndicate upon its formation in 1996. He was appointed as a director of CUAL in 1991. He was a member of the Prudential Supervision Committee of Lloyd's from 2000 until 2002, when the Committee was dissolved. He was appointed active underwriter of the Syndicate in May 2003 and Group Chief Underwriting Officer during 2003.

Paul Andrew Jardine, Group Chief Operating Officer and Chief Executive — CUAL (43)

Paul Jardine joined Prudential Assurance Company Limited as an actuarial student and subsequently an actuary. Paul Jardine moved to Coopers & Lybrand in 1987 as a manager in the Actuarial Insurance Services group. He was appointed a partner in 1993. During his nine years with Coopers & Lybrand, he was involved almost exclusively with issues dealing with Lloyd's and the London Insurance market, with a particular focus on US casualty business and corresponding long-tail claims. He also participated in the Lloyd's Reserving Project that estimated the 1992 and prior years' syndicate liabilities that were subsequently reinsured by Equitas. He joined Equitas Holdings Limited in 1996 as chief actuary and his responsibilities included assessing on an ongoing basis the liabilities reinsured by Equitas and monitoring its reserves. He was elected to the Equitas Board in February 1999 and appointed to the additional post of Commutations Director. In 2001, he joined the CUAL board of directors with specific responsibility for the development of new financial products. He was appointed Chief Executive of CUAL in March 2003 and Group Chief Operating Officer in February 2004.

Janet Rajalah Nelson, Group Chief Risk Officer (54)

Janet Nelson joined the Group in March 2003. Previously, she spent more than 25 years at The St Paul Companies Inc. in St Paul, Minnesota, where she was Chief Risk Officer, President of the St Paul Custom Markets division and President of St Paul Surplus Lines Insurance Company. She holds a BA degree in mathematics from Macalester College in St Paul. She is a fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries. In 1990, she was named Insurance Woman of the Year by the Association of Professional Insurance Women in the United States. In 2000, she was identified by Business Insurance magazine as one of the 100 leading women executives in commercial insurance and risk management.

Daniel Francis Primer, Group General Counsel (42)

Daniel Primer graduated from the University of Pennsylvania in 1983 and from Boston University School of Law in 1986. He joined Rogers & Wells, an international law firm, and practised both in New York and Los Angeles, specialising in the insurance sector. He is admitted to practise before the bars of New York State and California. He joined the Group in 1993 as corporate counsel. He also served as underwriting director of CUAL's Professional Indemnity and Financial Institutions Business Group from 1998 until 2002. He was elected to the board of CUAL in 1996.

3. Employees

A breakdown of the full-time employee numbers by geographic location and by activity is given below:

Geographic Location	As at 31 December 2003	As at 31 December 2002	As at 31 December 2001
UK	176	143	90
Bermuda	19	9	—
USA	20	12	11
Asia	13	8	8
Total	228	172	109

Activity	As at 31 December 2003	As at 31 December 2002	As at 31 December 2001
Management	13	12	12
Underwriting	125	91	59
Financial/ Actuarial	31	16	12
Other	59	53	26
Total	228	172	109

PART 3: GLOBAL OFFER

1. Description of the Global Offer

The Global Offer, which is fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement (further details of which are set out in Part 10: Additional Information), comprises an offer of 47,440,000 Common Shares (assuming no offer of Existing Common Shares pursuant to the Over-allotment Option) of which 31,180,000 New Common Shares will be offered by the Company and 16,260,000 Existing Common Shares will be offered by the Selling Shareholders. This represents approximately 31% in aggregate of the Company's issued share capital immediately following Admission.

In addition, certain of the Selling Shareholders have granted to UBS, as stabilising manager, the Over-allotment Option, exercisable on one or more than one occasion during a period of 30 days after the date of Admission, to purchase, or procure purchasers for, up to an additional 7,120,000 Existing Common Shares at the Offer Price for the purposes of, inter alia, allowing UBS to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

The Global Offer is being made by way of an offering of Common Shares in the United States only to QIBs in reliance upon an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and to investors in the United Kingdom and to institutional investors outside the United States in reliance on Regulation S.

All Common Shares in the Global Offer will be subscribed for, or purchased, at the Offer Price, which has been determined jointly by the Joint Global Co-ordinators and the Company. The Common Shares being issued by the Company will rank pari passu in all respects with the Existing Common Shares, including the right to vote and to receive all dividends and other distributions declared, made or paid on the Existing Common Shares after Admission; and both categories of Common Shares will form a single class for all purposes. The proportions in which particular allocations of Common Shares under the Global Offer will comprise Existing Common Shares or New Common Shares may vary at the discretion of the Joint Global Co-ordinators. Certain rights of recourse arising pursuant to the Global Offer in respect of the Common Shares (including in relation to title to the Common Shares) may be derived from different persons according to whether the Common Shares acquired are New Common Shares or Existing Common Shares. Each subscriber or purchaser undertakes to pay the Offer Price for the Common Shares issued or sold to such subscriber or purchaser in such manner as shall be directed by the Underwriters submitting a bid on behalf of such subscriber or purchaser. It is expected that Common Shares allocated to investors in the Global Offer will be delivered in the form of uncertificated Depositary Interests and settlement will take place through CREST on Admission. Further details are set out in paragraph 5 of this Part 3.

2. Amount and Use of Proceeds

The gross proceeds that Catlin will receive from the issue of New Common Shares pursuant to the Global Offer are £109 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Company expects to receive net proceeds of £99 million. The Group will not receive any portion of the proceeds from the sale of Existing Common Shares by the Selling Shareholders.

The Group has expanded significantly over the past two years, and plans further development of its operations. The insurance industry is not only regulated, in part, on capital adequacy, but buyer demand also depends in part upon financial strength and the ratings assigned by independent analysts. The Group intends to use the net proceeds of the Global Offer to support the anticipated development in its worldwide underwriting operations while continuing to maintain adequate regulatory and economic capital.

3. Over-allotment Option and Stabilisation

The Over-allotment Option may be exercised on one or more than one occasion for a period up to 30 days after the date of Admission. Any Existing Common Shares offered under the Over-allotment Option will be offered on the same terms and conditions as other New Common Shares and Existing Common Shares in the Global Offer.

In connection with the Global Offer, UBS as stabilising manager may (but will be under no obligation to) over-allot or effect other transactions with a view to supporting the market price of the Common Shares or any

options, warrants or rights with respect to, or interests in, the Common Shares, in each case at a higher level than that which might otherwise prevail in the open market, for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

4. Dealing Arrangements

The Global Offer is subject to the satisfaction of certain conditions contained in the Underwriting Agreement, including Admission occurring by 8.00 a.m. (London time) on 6 April 2004 or such later date as may be agreed in accordance with the Underwriting Agreement. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out in paragraph 11 of Part 10: Additional Information.

Application has been made to the UK Listing Authority for all the Common Shares to be admitted to listing on the Official List and application has been made to the London Stock Exchange for the Common Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

Settlement of the Common Shares to be issued or sold in the Global Offer is expected to take place on 6 April 2004. The London Stock Exchange will not permit dealings in the Common Shares on the London Stock Exchange prior to Admission. It is expected that conditional dealings in the Common Shares will commence on 6 April 2004.

Any conditional purchase or sale of Common Shares undertaken will be on a "when issued" basis. If the Global Offer does not become unconditional in all respects any such dealings will be of no effect and will be at the sole risk of the parties concerned.

Temporary documents of title will not be issued.

There can be no assurance that a regular trading market for Common Shares will be sustained. The prices at which Common Shares will be bought and sold after the Global Offer may be lower than the Offer Price. See Part 4: Risk Factors.

5. CREST and Depositary Interests

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. Securities issued by non-UK companies, such as the Company, cannot be held or transferred in the CREST system. However, to enable investors to settle such securities through the CREST system, a depositary or custodian can hold the relevant securities and issue dematerialised depositary interests representing the underlying securities which are held on trust for the holders of the depositary interests.

With effect from Admission, it will be possible for CREST members to hold and transfer interests in Common Shares within CREST, pursuant to a depositary interest arrangement to be established by the Company.

The Common Shares will not themselves be admitted to CREST. Instead the Depositary will issue depositary interests in respect of the underlying Common Shares. The Depositary Interests will be independent securities constituted under English law and may be held and transferred through the CREST system. Depositary Interests will have the same security code (ISIN) as the underlying Common Shares and will not require a separate listing on the Official List. The Depositary Interests will be created and issued pursuant to a deed poll entered into by the Depositary, which will govern the relationship between the Depositary and the holders of the Depositary Interests. The full text of the deed poll is set out in Part 12: Depositary Interests: Terms of Deed Poll.

Application has been made for the Depositary Interests in respect of the underlying Common Shares to be admitted to CREST with effect from Admission.

Existing holders of Common Shares in certificated form who wish to hold Depositary Interests through the CREST system following Admission may be able to do so and should contact Catlin's Registrars, Capita IRG plc.

Further details of the Depositary Interests are set out in paragraph 18 of Part 10: Additional Information.

6. Allocation and Pricing

The Joint Global Co-ordinators, on their own behalf and on behalf of the Co-Managers, shall be entitled in their sole and absolute discretion (in consultation with the Company) to determine both the categories of institutional investors that can participate in the Global Offer and the allocations of Common Shares to such investors. All Common Shares offered pursuant to the Global Offer will be offered at the Offer Price. The Offer Price will be determined by the Joint Global Co-ordinators, on their own behalf and on behalf of the Co-Managers, with the agreement of the Company.

The Common Shares allocated under the Global Offer have been fully underwritten by the Underwriters, as described below in paragraph 7 under the heading "Underwriting Arrangements".

As described above in paragraph 1 under the heading "Description of the Global Offer", the rights attaching to the Common Shares will be uniform in all respects and will form a single class for all purposes.

7. *Underwriting Arrangements*

Under the Underwriting Agreement, the Underwriters will agree (subject to certain conditions) to procure subscribers for, or failing which themselves subscribe for, all the New Common Shares made available in the Global Offer at the Offer Price and the Company will agree to allot and issue such shares. The Underwriters will also agree to procure purchasers for, or failing which themselves purchase, 16,260,000 Existing Common Shares in aggregate from the Selling Shareholders at the Offer Price. The Underwriting Agreement will be conditional upon, inter alia, Admission occurring not later than 8.00 a.m. on 6 April 2004 or such later time as the Company and the Underwriters may agree. The Underwriters may terminate the Underwriting Agreement in certain circumstances on or before Admission, including in the event of the occurrence of certain material adverse changes in the condition (financial or otherwise) of the Group or certain material adverse changes in financial political or economic conditions as more fully described in the Underwriting Agreement. If this right to terminate the Underwriting Agreement is exercised, the Global Offer and these underwriting arrangements will lapse, Admission will not proceed and any monies received in respect of the Global Offer will be returned to recipients without interest.

Pursuant to the Underwriting Agreement certain warranties (limited in time and amount) will be given by the Company, the Directors and the Selling Shareholders, and certain indemnities will be given by the Company.

Further details of the Underwriting Agreement are set out in paragraph 11 of Part 10: Additional Information.

8. Lock-up Arrangements

Under the terms of the Underwriting Agreement, certain of the Selling Shareholders and certain of the Directors have agreed to enter into contractual lock-up arrangements in favour of the Joint Global Co-ordinators (acting on behalf of the Underwriters) whereby restrictions are imposed on these shareholders including on their ability to sell or transfer any of their Common Shares for a period of 365 days from Admission in the case of the Directors and for a period of 180 days from Admission in the case of the Selling Shareholders. Under the terms of the Underwriting Agreement, the Company has also undertaken that it will not allot, issue or agree to allot or issue any securities for a period of 180 days from the date of Admission. Further details of these arrangements are set out in paragraph 11 of Part 10: Additional Information. Common Shares sold pursuant to the Over-allotment Option are not subject to the lock-up arrangements.

PART 4: RISK FACTORS

Prospective subscribers for, and purchasers of, the Common Shares should consider carefully the following risk factors involved in an investment in the Group in addition to the other information presented in this document. Some of these factors apply to the insurance business generally, while others are specific to the Group or to the nature of the Lloyd's market. The risks and uncertainties described below are not the only ones facing the Group. Additional risks and uncertainties not presently known or risks that are currently deemed immaterial may also impair the Group's business operations. If any of the following risks actually occurs, the Group's business, financial condition or results of operations could be materially adversely affected. In that event, the value of the Common Shares could decline, and the prospective subscriber or purchaser might lose all or part of its investment.

1. Risks relating to Common Shares and the Global Offer

1.1 *The Company's share price may fluctuate substantially or decline, which could cause investors to lose a significant part of their investment*

Prior to the Global Offer, there has been no public market for the Common Shares. Although Catlin has applied to have the Common Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange and it is expected that these applications will be approved, Catlin cannot give any assurances that an active trading market will develop for the Common Shares or how the Common Shares will trade in the future. Even if an active market develops, the market price for the Common Shares may fall below the Offer Price. The Offer Price was determined by negotiations between the representatives for the Underwriters and the Group. As a result of fluctuations in the market price of the Common Shares, investors may not be able to sell their shares at or above the Offer Price, or at all.

The market price of the Common Shares may fluctuate substantially due to a number of factors, including the relatively small percentage of Common Shares available publicly, fluctuations in the price of the stock of the publicly traded companies in the insurance or reinsurance sector or related businesses, events in the insurance and reinsurance industries, additions or departures of key personnel and announcements of legal proceedings or regulatory matters, as well as the general volatility in the stock market. The market price of Common Shares could also fluctuate substantially if the Group is unable to sustain its operating results or fails to meet or exceed securities analysts' expectations of financial results, or if there is a change in financial estimates or securities analysts' recommendations. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of these companies.

The Common Shares will, after Admission, be traded at a price quoted in pounds sterling notwithstanding that the majority of the Group's revenues and assets are denominated in US dollars and its financial statements are likewise prepared on a US dollar basis. The price at which the Common Shares are traded after Admission could be adversely affected by movements in the exchange rate from time to time between pounds sterling and US dollars.

1.2 *Future sales, or the possibility of future sales, of a substantial amount of Common Shares may depress the price of the Company's shares*

The Selling Shareholders will have a beneficial interest in approximately 65% in Catlin and the Group's Directors and executive officers together with other employees as a group will have a beneficial interest of 4% of the issued common share capital of Catlin following the Global Offer, assuming no exercise of the Over-allotment Option.

Catlin cannot predict whether substantial numbers of Common Shares in addition to those which will be available in the Global Offer will be sold in the open market following the expiry of the "lock-up" arrangements described in paragraph 8 of Part 3: Global Offer. In particular, there can be no assurance that after the expiration of these arrangements, the relevant shareholders will not reduce their holdings of Common Shares. Furthermore, the Group cannot predict what effect, if any, market sales of shares held by any shareholders or the availability of these shares for future sale will have on the market price of Common Shares. It is possible that sales of a substantial number of Common Shares into the public market after the Global Offer, or the perception that such sales could occur, could materially and

adversely affect the share price. It is also possible that these factors could impede the Company's ability to raise capital through the issue of equity securities in the future.

1.3 ***Public investors will suffer immediate and substantial dilution as a result of the Global Offer***

The Offer Price per Common Share is significantly higher than the Group's net asset value per Common Share. Accordingly, subscribers for Common Shares in the Global Offer will suffer immediate and substantial dilution of their investment. Based upon the issue of 31,180,000 Common Shares, subscribers will incur immediate dilution of approximately $1.09 in the net asset value per Common Share if they subscribe for Common Shares in the Global Offer.

1.4 ***Significant Shareholders will continue to have considerable influence***

The Group will continue to have one or more significant shareholders who will continue to have significant influence over its business and who may take actions that do not reflect the will or best interests of other shareholders.

1.5 ***The City Code on Takeovers and Mergers will not apply to the Group and therefore shareholders may not receive the protections provided by the City Code in the event of an offer for the Group***

It is currently understood that the City Code on Takeovers and Mergers will not apply to the Company and therefore, a takeover of the Group will be unregulated by the UK takeover authorities. The Bye-laws contain certain takeover protections, although these will not provide the full protections afforded by the City Code. The relevant provisions of the Bye-laws are summarised in paragraph 3 of Part 10: Additional Information.

1.6 ***There are limitations on the ownership, transfers and voting rights of the Group's Common Shares***

The Bye-laws of the Company place certain restrictions on the ability of holders and would-be purchasers of Common Shares to exercise voting rights, transfer, acquire or hold any interest in Common Shares in certain specified circumstances including:

- where a breach of the UK Lloyd's Act 1982 would be committed;
- where information as to interests held in Common Shares had not been provided to the Company when properly requested pursuant to the Bye-laws; and
- where provisions of the Bye-laws which adopt regulations from the City Code or the Substantial Acquisition Rules would apply.

The relevant provisions of the Bye-laws are summarised in paragraph 3 of Part 10: Additional Information.

The Bermuda Monetary Authority has granted consent to allow Common Shares to be freely transferred following Admission.

If, at any time following Admission of the Common Shares to Listing, the Bermuda Monetary Authority withdraws its consent to the free transferability of the Common Shares, then the listing and such trading of those Common Shares on the London Stock Exchange will be immediately suspended. Such suspension would remain in force until the Bermuda Monetary Authority reinstated its consent to the free transferability of the Common Shares.

1.7 ***US and other non-UK holders of Common Shares may not be able to exercise pre-emption rights***

Holders of Common Shares will have certain pre-emption rights under the Bye-laws in respect of certain issues of shares by the Company unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the Group's ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of Common Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption

from the registration requirements is available thereunder. The Group intends to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to the Company of enabling the exercise by US holders of their pre-emption rights to Common Shares and any other factors considered appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed, or that an exemption would be available, so as to enable the exercise of such holders' pre-emption rights.

1.8 *Voting Rights*

The Bye-laws provide a mechanism under which, if a US shareholder so requests in writing, the Company shall, before a vote of shareholders on any matter, reallocate a proportion of the voting rights of any requesting shareholder among other shareholders so as to ensure that such requesting shareholder is not able to exercise voting strength comprising more than 9.5% of all voting strength. Although such reallocated voting strength is spread among all other non-requesting shareholders in proportion to the size of their respective shareholdings, depending upon the number of requesting shareholders and the size of shareholding of any non-requesting shareholder, the increase in voting power allocated to a non-requesting shareholder could have the effect of entitling him to exercise 10% or more of the voting power in the Company and bring him within the regime of the FSA as a "Controller" (see paragraph 2.1.1 of Part 6: Regulatory Overview). Accordingly, shareholders with significant holdings are advised closely to monitor the size of the voting power in the Company that they may exercise.

2. Risks relating to the Group and its Industry

2.1 ***The underwriting of insurance and reinsurance risks is, by its nature, a high-risk business. Earnings can be volatile and losses may be incurred which would have the effect of reducing shareholders' funds***

The assumption of insurance and reinsurance risks is, by nature, a high risk business. It is not possible to predict with certainty whether a single risk or a portfolio of risks will result in a loss, or the timing and severity of any loss that does occur. As a result, earnings of the Group may be volatile, and the number, severity and timing of losses may result in a reduction of shareholders' funds. Further, the past results of the Group are a historical record and may not necessarily be a reliable guide to future prospects, as previously profitable business may become unprofitable; the nature of business written or market conditions may change; reserves created against future claims may prove to be inadequate; a reinsurance programme may be insufficient or the Group's reinsurers may fail.

It is inherently difficult to forecast the Group's performance trends and returns. Not only do underwriting results change but investment returns, which form an important part of the financial return to the Group, are also affected by, among other things, interest rates, exchange rates, taxation changes and other economic events which are outside the Group's control.

2.2 ***The occurrence of catastrophic events may have a material adverse effect on the Group's financial results and financial condition***

The Group's property and casualty insurance and reinsurance contracts cover events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, floods, riots, acts of terrorism and other natural or man-made disasters. Because the Group underwrites property and casualty insurance and reinsurance and thereby has large aggregate exposures to natural and man-made disasters, its loss experience generally will include infrequent events of great severity. The frequency and severity of catastrophe losses are inherently unpredictable. Increases in the values and geographic concentrations of insured property and the effects of inflation have historically resulted in increased severity of industry losses in recent years and the Group expects that those factors will increase the severity of catastrophe losses in the future. Consequently, the occurrence of losses from catastrophic or extreme events is likely to cause a material adverse effect on the Group's results of operations or financial condition.

2.3 ***The failure of any of the loss limitation methods employed by the Group could have a material adverse effect on the Group's financial condition or its results of operations***

The Group seeks to limit its exposure to insurance and reinsurance losses through a number of loss limitation methods including internal risk management and security procedures and through the purchase of outwards reinsurance protection. The underwriting processes which the Group has put in place include the setting and monitoring of underwriting guidelines, the monitoring and control of risks written (including by peer review) and the ongoing review of rating adequacy as set out above in paragraph 9.3 of Part 1: Information on the Group. Underwriting is a matter of judgment involving important assumptions about matters that are inherently unpredictable and beyond the Group's control and for which historical experience and probability analysis may not provide sufficient guidance.

The Group seeks to limit its loss exposure by various means, including on occasion by writing coverage on an excess-of-loss basis, limiting per-occurrence and/or aggregate limits, limiting aggregate exposures and prudently underwriting all risks. Various provisions of the Group's policies, such as limitations or exclusions from coverage or choice of forum, may not be enforceable in the manner the Group intends due to, among other things, disputes relating to coverage and choice of legal forum.

In addition, the Group seeks to limit its loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the specification of the areas constituting the zones and the inclusion of a particular policy within a particular zone's limits.

Notwithstanding the risk mitigation and underwriting controls employed, one or more catastrophic or other loss events could result in claims that substantially exceed the Group's expectations, which could have a material adverse effect on its financial condition or results of operations, possibly to the extent of eliminating the Group's shareholders' equity and statutory surplus.

2.4 ***If actual losses exceed the Group's loss and loss expense reserves, the financial condition and results of operations of the Group could be significantly adversely affected***

Loss and loss expense reserves represent estimates involving legal analysis and interpretation, and actuarial and statistical projections at a given point in time of the Group's expectations of the ultimate settlement and administration costs of claims incurred, including those incurred but not reported (IBNR). The Group utilises both proprietary and commercially available actuarial models as well as historical industry loss development patterns to assist in the establishment of appropriate loss and loss expense reserves. Unforeseen losses, the type and magnitude of which the Group cannot predict, may emerge in the future. Actual losses and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Group's financial statements.

In addition, in relation to reinsurance business, because the Group, like other reinsurers, does not separately evaluate each of the individual risks assumed under reinsurance treaties, the Group is largely dependent on the original underwriting decisions made by ceding companies. The Group is therefore subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate the Group for the risks it assumes.

Under US GAAP the Group is not permitted to establish loss and loss expense reserves until an event occurs which may give rise to a loss. Once such an event occurs, reserves will be established based upon estimates of the total losses incurred by the insured or the ceding insurers and an estimate of the portion of such loss the Group has insured or reinsured. As a result, only loss and loss expense reserves applicable to losses incurred up to the reporting date (including IBNR) may be set aside, with no allowance for the provision of a contingency reserve to account for expected future loss events. Losses arising from future events will be estimated and recognised at the time the loss is incurred and could be substantial.

It is possible that losses in respect of events that have occurred could exceed the Group's loss and loss expense reserves and have a material adverse effect on the Group's results of operations in a particular period or the Group's financial position.

2.5 ***The Group is exposed to losses arising from the event of 11 September 2001***

As at 31 December 2003 the Group estimates that the effect of the event of 11 September 2001 on the Group is a gross loss of approximately $135 million and a net loss after reinsurance recoveries and additional inward and outward reinsurance reinstatement premiums of approximately $24 million. This

net loss, which affected only the Group's managed syndicates at Lloyd's and fell predominantly in the 2000 and 2001 Lloyd's years of account, represents approximately 3% of 2003 net reserves.

The estimated loss from the event of 11 September 2001 described above has been accounted for in the Group's profit and loss accounts as shown in the Accountants' Report in Part 8.

Significant uncertainties remain concerning the ultimate magnitude of losses from the event of 11 September 2001 and accordingly the Group's net losses arising from the event of 11 September 2001 may exceed the estimates set out above. For example, the Group's estimates assume that the attack on the World Trade Center constitutes a single "occurrence" for coverage purposes. An action has been started in the US courts (the "Silverstein case") for a declaration in relation to this issue by the insurers involved. If the attack were ultimately deemed to be two occurrences then the estimate of the Group's gross and net losses would have to be increased by approximately $24 million and $3 million respectively in respect of that individual risk, assuming that the two events were total losses, and there could be further negative implications if other insureds pursued the same theory of coverage.

A substantial part of the Group's gross exposure to the event is reinsured. Should there be any significant failure of reinsurers to meet claims (whether through insolvency, dispute or otherwise), then the Group would still be obliged to respond under the original insurance contracts, and its net losses would be increased to the extent of any such failure, which could have a material adverse effect on the Group's results.

2.6 ***The insurance business is historically cyclical, and the Group expects to experience periods with excess underwriting capacity and unfavourable premium rates***

The insurance and reinsurance industry has historically experienced significant fluctuations in pricing and operating results due to competition, frequency or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Insurance and reinsurance capacity is related to prevailing prices, the level of insured losses and the level of industry surplus, which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterised by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favourable premium levels. While premium levels for many products have increased over the past two years, the supply of insurance and reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favourable policy terms and decreased demand for the Group's products. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. The Group expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial condition, profitability or cash flows.

2.7 ***The Group's investment performance may affect its financial condition and ability to conduct business***

The Group holds significant investments to support its liabilities and its profits will be affected in part by the returns achieved on its investment portfolios. Therefore, changes in interest rates, credit ratings and other economic variables could substantially affect the Group's profitability.

2.8 ***If reinsurance arrangements are not available under acceptable terms, the financial condition and results of operations of the Group could be adversely affected***

From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. For example, following the event of 11 September 2001, terms and conditions in the reinsurance and retrocessional markets generally became less attractive for purchasers of reinsurance as the supply contracted, terms tightened and premium rates increased. Should similar terms and conditions reoccur, the Group may not be able to obtain its desired amounts of reinsurance or retrocessional reinsurance. In addition, even if the Group is able to obtain such reinsurance or retrocessional

reinsurance, it may not be able to negotiate terms that it deems appropriate or acceptable or obtain such reinsurance or retrocessional reinsurance from entities with satisfactory creditworthiness.

Since the Group purchases most of its reinsurance cover on a calendar year basis, there is a mismatch between the risk exposure inwards which runs across a number of calendar years, and its reinsurance programme. The Group therefore runs the significant risk of not being able to purchase sufficient reinsurance (either at all or at an acceptable price) to cover the unexpired portion of risks with the result that, a large loss or losses may not be protected by any reinsurance. Although the Group has in the past been able to purchase suitable reinsurance, there remains a risk that it may not be able to do so in the future.

2.9 ***The Group depends on brokers and coverholders to distribute its products, and the loss of business provided by brokers and coverholders could adversely affect it***

The Group relies heavily on brokers to distribute its products. Brokers are independent and therefore no broker is committed to recommend or sell the products of the Group. Therefore, the Group's relationships with its brokers are important, and the failure, inability or unwillingness of brokers to market the Group's products could have a material adverse affect on the Group's financial performance.

In addition, the Group uses a large number of coverholders to distribute its products. Coverholders may, subject to applicable notice provisions, cease doing business with the Group at any time. The loss or deterioration of one or more of these relationships could adversely affect the Group's financial condition. The Group may not be successful in maintaining its current relationships with its significant coverholders, which could have a material adverse effect on its financial condition or its results of operations.

2.10 ***The Group's reliance on binding authorities subjects it to certain risks***

A significant proportion of the Group's business is generated by third-party coverholders underwriting pursuant to binding authorities, under which coverholders have authority to write business on the Group's behalf. There is no guarantee that, notwithstanding the Group's risk evaluation and control procedures, a coverholder will observe or comply with the terms of its binding authority, including the parameters within which it may underwrite on the Group's behalf. A coverholder that exceeds its authority to underwrite could expose the Group to unanticipated underwriting losses.

2.11 ***The Group is exposed to the credit risk of its brokers***

In accordance with industry practice, the Group generally pays amounts owed on claims under its insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from the Group. If a broker fails to make such a payment, it is highly likely that the Group will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers for payment over to the Group, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to the Group for those amounts, whether or not the Group has actually received the premiums from the broker. Consequently, the Group assumes a degree of credit risk associated with brokers around the world with respect to most of its insurance and reinsurance business.

2.12 ***The Group could be affected by the loss of one or more key employees***

The business of the Group may be adversely affected if certain key individuals cease to be employed by the Group or if their services otherwise cease to be available to the Group. It may be very difficult for the Group to compensate for the loss of certain key members of senior management. In addition, there is a risk that an underwriter or entire underwriting team for a class of business could leave the Group, which may limit the Group's and/or the relevant underwriting platform's ability to carry on business in certain classes of insurance.

2.13 ***The Group has significantly expanded its operations in recent years and may not effectively manage the growth of its operations***

In recent years the Group has significantly expanded its operations through the establishment of CICL in 2000 and commencement of the operations of CICL in Bermuda in 2002, the establishment and commencement of operations of CICL's UK branch in early 2004, the acquisition by the Group of the entire capacity of Syndicate 1003 and the opening of various satellite offices, with consequent increases in premiums and employees. The Group's ability to manage its growth effectively will require it to continue to enhance its operations, financial, management and underwriting controls, reporting systems, policies and procedures, and to train, motivate and manage its employees and, as required, to implement new management information and control systems. There can be no assurance that the Group will be able to implement enhancements to its management information and control systems in an efficient and timely manner or that, if implemented, such enhancements will be adequate to support the Group's expanded operations. Any inability of the Group to manage successfully its expansion could have a material adverse effect on its business, results of operations and financial condition.

As part of the Group's rapid growth, it will need to be closely familiar with the risk profile of its expanded operations and manage a more complex allocation of capital resources. If the Group is unable to develop the internal modelling capabilities to enable it to properly evaluate the relevant risks and utilisation of economic capital, the Group's business, results of operations and financial condition could be materially adversely affected.

2.14 ***The regulatory systems under which the Group operates, and potential changes thereto, could have a material adverse effect on its business***

The conduct of insurance and reinsurance business are activities subject to legal requirements and governmental and quasi-governmental supervision in the various jurisdictions in which the Group operates.

The Group's ability to conduct insurance and reinsurance business in different countries generally requires the holding and maintenance of certain licences, permissions or authorisations, and compliance with rules and regulations promulgated from time to time in these jurisdictions.

A failure to comply with rules and regulations could, in a jurisdiction, lead to disciplinary action, the imposition of fines or the revocation of the licence, permission or authorisation to conduct the Group's business in that jurisdiction, which could have a material adverse effect on the continued conduct of business in a particular jurisdiction. Among other things, insurance laws and regulations applicable to members of the Group may:

- require the maintenance of certain solvency levels;
- regulate transactions undertaken, including transactions with affiliates and intra-group guarantees;
- in certain jurisdictions, restrict the payment of dividends or other distributions; or
- require the disclosure of financial and other information to regulators.

CICL has applied to 47 US state regulators for surplus lines authorisations. As at 1 March 2004, CICL had obtained authorisation in 40 of the 47 states and jurisdictions it wishes to obtain. A failure to obtain any of these additional authorisations or maintain any of its current authorisations may have a significant impact on the future development of the Group's business as a surplus lines insurer in the US.

Over the past few years, the insurance industry in the US, the UK, Europe and other markets in which the Group operates has been, and will in the future be, subject to increased scrutiny by regulatory bodies. This scrutiny has led to changes in certain legal and regulatory provisions which govern the operations of the Group, and it can be expected that further reviews and changes to applicable laws and regulations will occur in the future. The Group cannot predict the effect that any proposed or future law or regulation may have on the financial condition or results of operations of the Group. It is possible that the Company or any of its subsidiaries may be adversely affected by changes in applicable laws or regulations or in their interpretation or reinforcement.

In particular, changes in regulatory capital requirements in the US, the UK or Bermuda would impact upon the level of capital reserves required to be maintained by individual Group entities or by the Group as a whole. In the UK, the proposed introduction of enhanced capital adequacy requirements in respect of both insurance companies and Lloyd's may increase the levels of required capital.

The Council of Lloyd's has certain wide discretionary powers to regulate members of Lloyd's. It may, for instance, vary the method by which the capital solvency ratio is calculated or the investment criteria applicable to funds at Lloyd's. Either step might affect Catlin Syndicate Limited, and hence the Syndicate's overall premium limit, or further restrict the use of the Group's capital, and, consequently impact upon returns from an investment in the Group. As with the business plan for any Lloyd's syndicate, the business plans prepared by Catlin Syndicate Limited must be approved by Lloyd's prior to the allocation of underwriting capacity to the Syndicate.

The capital solvency ratio which is required by Lloyd's to be maintained in the form of funds at Lloyd's to support the underwriting activities of Catlin Syndicate Limited, the corporate member of the Syndicate, is determined by a risk-based capital assessment. The process and the method by which the solvency ratio is calculated may alter from year to year and the future participation in the Syndicate of Catlin Syndicate Limited may be reduced. Lloyd's has the power to impose "capital loadings" upon syndicates, resulting in an increase in the solvency ratio for the members supporting a syndicate subject to such treatment.

The US regulators require Lloyd's syndicates trading in certain business in the US to maintain minimum deposits (which are the subject of various trusts established in the US (the "US trust funds")) as protection for US policyholders. Accordingly, in the event of a major claim arising in the United States, for example from a major catastrophe, syndicates participating in such US business may be required to make cash calls to meet claims payment and deposit funding obligations. Lloyd's regulations currently do not allow for the distribution of monies to members of a syndicate for a year of account until 36 months has expired, even if that distribution represents a previous cash call which is now surplus to requirements.

There is also a limited ability for managing agents to withdraw funds from the US trust funds other than at the normal quarterly revision periods.

A description of the specific regulatory environments in which the Group operates is set out in Part 6: Regulatory Overview and a description of Lloyd's is set out at Part 13: Overview of Lloyd's. In particular, paragraph 16 of Part 13 contains details of proposals which may have an impact on the structure of Lloyd's and the Group.

2.15 *Applicable insurance laws may make it difficult to effect a change of control of the Company*

A change of control would require consents from regulators in several jurisdictions in which the Company operates. In the UK change of control transactions crossing certain specified thresholds must first be approved by the FSA. In the case of the Company, Lloyd's consent is also required. The Bermuda Monetary Authority and US regulators must consent to changes of control proposed to be effected in these jurisdictions. See Part 6: Regulatory Overview for a discussion of applicable insurance laws which could restrict the effecting of a change of control of the Company.

The laws described above and in Part 6: Regulatory Overview (and laws having similar effect in other jurisdictions) may discourage potential acquisition proposals and may delay, deter or prevent a change of control of the Company, including through transactions, in particular unsolicited transactions, that some or all of the Company's shareholders might consider to be desirable.

2.16 *CICL and the Syndicate are rated by A. M. Best, and a decline in these financial strength ratings, or in the rating of Lloyd's as a whole, could affect their standing among brokers and customers and cause their sales and earnings to decrease*

Competition in the types of insurance and reinsurance businesses that the Group underwrites is based on many factors, including the perceived financial strength of the insurer or reinsurer and ratings assigned by independent rating agencies. CICL and the Syndicate are rated by A.M. Best. The objective of A.M. Best's rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders.

A.M. Best maintains a letterscale rating system ranging from "A++" (Superior) to "F" (In Liquidation). In 2003 A.M. Best affirmed the A (Excellent) ratings of CICL and the Syndicate. There is no guarantee that these ratings will be maintained in the future if either (i) CICL's and/or the Syndicate's results deteriorate or (ii) Lloyd's credit rating is downgraded. Any downgrade in these ratings would adversely affect the Group's competitive position in the insurance and reinsurance industries and make it more difficult for the Group to market its products. A downgrade could, therefore, result in a substantial loss of business as insureds, ceding companies and brokers that place business with the Group may move to other insurers and reinsurers with higher ratings or insist on less favourable terms as a condition of continuing to do business with the Group. A credit rating downgrade may also give rise to a right of termination or amendment of the Company's credit facilities and/or certain reinsurance contracts under which CICL and/or the Syndicate are reinsured.

The ability of Lloyd's syndicates to trade in certain classes of business at current levels is dependent on the maintenance by Lloyd's of a satisfactory credit rating issued by an accredited rating agency. At present, the financial security of the Lloyd's market is regularly assessed by two independent rating agencies, A.M. Best and Standard & Poor's (S&P). In September 2001, both agencies downgraded their rating of the Lloyd's market following the event of 11 September 2001 to A- (A.M. Best) and A (S&P). In July 2003, A.M. Best confirmed its rating of the Lloyd's market at A-. S&P confirmed its rating of the Lloyd's market at A in February 2003. These may change from their present levels at some time in the future. If the credit ratings are downgraded, this will have an adverse effect on the Syndicate's ability to trade in certain classes of business.

The majority of cedents and brokers maintain a listing of acceptable reinsurers, generally based upon credit rating. Failure to qualify for such lists of acceptable reinsurers would seriously reduce the volumes of business presented to the Group's underwriters. In addition, the need to maintain a high rating may require additional capital in the future, particularly if the insurance market softens.

2.17 *The Group is subject to the credit risk of its reinsurers*

The Group follows the customary insurance practice of reinsuring and retroceding with other insurance and reinsurance companies a portion of the risks under the insurance and reinsurance contracts that it writes. These reinsurance and retrocession arrangements are maintained to protect the Group against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. The amount of coverage purchased is determined by the Group's risk appetite together with the price, quality and availability of such coverage. Coverages purchased for one year will not necessarily conform to purchases for another year. There can be no assurances that the Group's reinsurance and retrocessional reinsurance protection will be sufficient for all eventualities. In addition, as at 31 December 2003, reinsurance recoverables represent approximately 12% of the Group's assets and are the most significant credit risk to the Group. A reinsurer's insolvency, or inability or refusal to make payments under the terms of any of its agreements with the Group could have a material adverse effect on the Group because the Group remains liable to the insured.

Although reinsurance does not discharge the Group from its primary obligation to pay under an insurance policy for losses insured, or under a reinsurance agreement for losses assumed, reinsurance does make the assumed reinsurer or retrocessionaire liable to the Group for the reinsured or retroceded portion of the risk. Collectability of reinsurance and retrocessions is largely a function of the solvency of reinsurers. The Reinsurance Security Committee assesses the security represented by individual reinsurers using both in-house procedures and market and financial information supplied by Reinsurance Security Co. UK Ltd. Despite these measures, a reinsurer's insolvency or inability or unwillingness to make payments under the terms of a reinsurance or retrocession arrangement could have a material effect on the Group's financial condition or results of operations.

2.18 ***The Group operates in a highly competitive environment and substantial new capital inflows into the insurance industry will increase competition***

The Group competes with major insurers and reinsurers in all of its principal markets and those competitors may target the same market as the Group does and may utilise similar business strategies.

In the reinsurance business, other financial institutions are now able to offer services similar to those that the Group offers. Financial institutions have also created alternative capital market products that compete with reinsurance products, such as reinsurance securitisation. Such alternative products may be perceived to be more beneficial for ceding companies than reinsurance offered by reinsurance companies and may result in lower demand for certain of the Group's products.

Some of the Group's competitors have greater name and brand recognition than the Group currently does. Many of them also have more (in some cases substantially more) capital and greater marketing and management resources than the Group has, and may offer a broader range of products and more competitive pricing than the Group does.

The Group's competitive position is based on many factors, including its perceived overall financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customised programmes), speed of claims payment, reputation, experience and qualifications of employees and local presence. If competition limits the Group's ability to write new business at adequate rates, its return on capital may be adversely affected.

2.19 ***The Group is subject to a number of risks specific to the Lloyd's market by virtue of having subsidiaries operating in the Lloyd's market. The credibility of the Lloyd's market is an important factor in the continued success of the Group***

2.19.1 *There can be no assurance that the Group will be able to close any year of account for the Syndicate and distribute any profits arising*

In the event that CUAL concludes in respect of a particular year of account of a Syndicate that an equitable reinsurance to close premium cannot be established, it must determine that the year of account will remain open and be placed into run-off. During run-off, there can be neither a release of Group funds at Lloyd's nor a release to the Group of any profits arising in respect of that Syndicate from the underwriting or investments of that Syndicate, without the consent of the Council. Inability to close a year of account and distribute any profits arising could have a material adverse effect on the Company's financial position.

2.19.2 *The value of the Group's funds at Lloyd's may fluctuate*

A proportion of the Group's funds at Lloyd's may be provided by means of investments. The capital value of such investments may fall as well as rise and the income derived from them may fluctuate. Should the value of the funds at Lloyd's portfolio of a syndicate as at 31 August in any year (or such other date specified by Lloyd's) be lower than at the same date in the previous year, the syndicate's underwriting capacity may be reduced. Lloyd's also has the power to reduce the underwriting capacity of a syndicate and/or to prohibit a corporate member from underwriting if at any time the value of the funds at Lloyd's portfolio falls by more than 10% of the last annual valuation. A fall in the relevant financial markets could trigger such an event.

2.19.3 *A failure of Equitas would result in a loss of credibility for the Lloyd's market and potential litigation and claims*

In the event that Equitas, the run-off reinsurer established by Lloyd's to reinsure all of Lloyd's 1992 and prior years non-life liability (and including the liabilities of Syndicates managed by CUAL), were to fail or were to meet its liabilities by a proportionate cover plan and then pay claims at the appropriate reduced rate, the Group could be adversely affected. In those circumstances, Lloyd's would be required to consider whether it wished to make good any shortfall or replenish the regulatory deposits that may have been used to meet policyholder claims. This might require the use of the New Central Fund (see paragraph 2.19.4 below) following prior approval of members in general meeting. If the New Central Fund is used for these purposes an additional New Central Fund levy might be imposed, subject to approval by vote, on all members underwriting on the relevant years of account. Regulatory authorities in a number of jurisdictions require the maintenance of deposits for the protection of policyholders as a condition of their regulatory approval and accreditation of Lloyd's. If Equitas were to fail to meet its liabilities in

full, the deposit in place at that time could be vulnerable to seizure by regulators or policyholders. The Lloyd's market would have to consider making good any part of the deposit required to be used to meet its liabilities, or risk being unable to continue to do business in the relevant jurisdiction.

2.19.4 *Lloyd's may impose a special levy in respect of the New Central Fund*

Despite the principle that each member is only responsible for the proportion of risk written on his or its behalf, the New Central Fund acts, among other things, as a policyholders' protection fund to make payments where other members have failed to pay valid claims. The Council may resolve to make payments from the New Central Fund for the advancement and protection of members, which could lead to additional or special levies being payable by the Group. The New Central Fund has been impacted by losses over the last two years and in particular in relation to the event of 11 September 2001. In addition, Lloyd's is involved in litigation with certain insurers of the Central Fund, and that litigation could reduce the amount of insurance coverage available to the Central Fund. In the event of future major losses impacting the Central Fund, or the failure to recover in full the amounts due under the Central Fund insurance policy, participants may be required to inject further funds to ensure the adequacy of the Central Fund and enable Lloyd's to continue trading. This could impact the performance of the Group.

Failure by the Central Fund to meet liabilities to policyholders in full may cause Lloyd's to lose its licence to trade in many territories, particularly the US, which would in turn undermine future funding of the Central Fund, demands on which would be likely to increase dramatically if Lloyd's ceased trading.

2.19.5 *Lloyd's may vary the rate of membership fees and levies and impose special levies*

Members including Catlin Syndicate Limited are required to pay certain fees and levies in connection with their membership of Lloyd's. These include an annual subscription fee, currently at the rate of 0.50% of the member's overall premium limit, and a New Central Fund contribution currently at the rate of 1.25% of overall premium limit. From time to time, Lloyd's may vary the rate of these levies. Lloyd's may also impose a special contribution to the New Central Fund if a majority (by capacity) of members underwriting during the year of account in which such contribution is proposed, vote in favour of any proposal relating to such contribution. Further, Lloyd's may also call upon members underwriting for the 2004 and subsequent years of account to make additional contributions to the New Central Fund. For the 2004 year of account, the amount of this callable contribution for a member may not exceed 3% of the capacity that is allocated to syndicates on which that member participates for the 2004 year of account. An increase in the rate of existing fees or levies, or the imposition of new levies, could increase the Group's expenses materially.

2.19.6 *There is a risk of litigation against the Group and/or Lloyd's*

The Settlement Offer made by Lloyd's to its members in respect of Lloyd's losses sustained in relation to 1992 and prior business was not accepted by all members and a new settlement offer was made to those members. There is, therefore, a risk of residual litigation against companies within the Group or Lloyd's itself in respect of these losses by non-accepting members. New litigation may be commenced by members in respect of causes of action which are not time-barred. Paragraph 12 Lloyd's Reconstruction and Renewal ("R&R") Plan of Part 13: Overview of Lloyd's provides further detail of the Settlement Offer.

2.19.7 *Changes to Lloyd's capital and solvency rules may remove the Group's flexibility with regard to capacity arrangements.*

There are a number of current and potential future constraints that may reduce the effectiveness of the Group's capital arrangements going forward, and require it to use more of its own resources as funds at Lloyd's.

Syndicates are currently allowed to use qualifying quota shares ("QQS") reinsurance contracts to increase the amount of gross premiums they are permitted to write above the level of the syndicate's capacity. The Group has used this mechanism not only to increase the capacity of the Syndicate but also to enable CICL to participate in the Syndicate's underwriting; for the 2003 year of account, CICL provided a QQS for a share equal to 30% of the Syndicate's capacity. For the 2004 year of account, Lloyd's approval is required for all stop loss contracts, and 10% QQS will be the maximum allowed. QQS reinsurance contracts must also satisfy a number of requirements to be eligible including meeting specified criteria regarding the financial strength of the reinsurer or providing a letter of credit, and providing specific information to Lloyd's. In future years of account Lloyd's is not expected to permit the use of QQS reinsurance contracts which would reduce the Syndicate's capacity and eliminate CICL's ability to participate by way of a QQS.

The Group currently relies on letters of credit to provide certain of its funds at Lloyd's. However, there is no guarantee that Lloyd's will permit letters of credit to be used in the future to provide funds at Lloyd's, in which case the Company would be obliged to commit its own funds or use other sources of financing.

2.20 ***Funds held at Lloyd's may be used to meet liabilities to policyholders***

The Group holds funds at Lloyd's to support Catlin Syndicate Limited's participation in the Syndicate. This is achieved by the Group depositing cash and other assets with Lloyd's on behalf of Catlin Syndicate Limited pursuant to a deposit trust deed in Lloyd's prescribed form. Under the terms of the deposit trust deed, Lloyd's holds the deposited cash and assets on trust for policyholders insured under policies of insurance underwritten by Catlin Syndicate Limited as the member of the Syndicate. If Catlin Syndicate Limited fails to meet any of its liabilities under the policies of insurance that it underwrites, Lloyd's (as trustee) will pay the relevant policyholders, from the cash and assets held on trust, the amount necessary to meet Catlin Syndicate Limited's liability under such policies. The Group's liability under the deposit trust deed will be limited to the value of the funds at Lloyd's deposited.

2.21 ***The terms of the credit facilities available to the Group impose restrictions on operations, and may restrict growth, result in a competitive disadvantage and adversely affect its ability to conduct business***

The terms of the credit facilities available to the Group contain numerous operating and financial covenants. These covenants will limit the Group's ability, among other things, to:

- make acquisitions and disposals;
- make investments;
- pay dividends and make capital expenditures; and
- borrow more money for operations or capital in the future.

These restrictions may reduce the Group's flexibility to respond to changing business and economic conditions, including increased competition in the insurance industry, and may prevent the Group from expanding the business. The Group's credit facilities are secured by a combination of fixed and floating charges. Further information on the Group's credit facilities is given in paragraph 13 of Part 10: Additional Information.

Compliance with debt covenants in the Group's credit facilities presents a risk that alternative financing may be required if covenants are breached. The debt covenants in the Group's credit facilities contain a number of requirements in particular that its total and adjusted net worth is to remain above set limits; and the Lloyd's Standard & Poor's rating and CICL's A.M. Best rating is not to drop two levels from its current position. These represent considerable constraints as they add complexity to capital management and present a risk that alternative financing may be required if the covenants are breached.

2.22 ***The Group may be adversely affected by interest rate changes***

The Group's investment portfolio contains interest sensitive instruments such as bonds, which may be adversely affected by changes in interest rates. Changes in interest rates could also have an adverse effect

on the Group's investment income and results of operations. For example, if interest rates decline, funds reinvested will earn less than expected. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the Group's control. Although the Group attempts to take measures to manage the risks of investing and borrowing in a changing interest rate environment, it may not be able to mitigate interest rate sensitivity effectively, and a significant increase in rates could have a material adverse effect on the Group's book value.

The Group is also exposed to interest rate changes by virtue of the amounts outstanding under its credit facilities as described in Part 10: Additional Information. Borrowings under its credit facilities bear interest at rates that may fluctuate (including where rates are linked to LIBOR). Increases in interest rates would adversely affect the Group's income and the cash flow that would be available for the payment of interest and principal under its credit facilities.

2.23 ***The Group's operating profits may be adversely impacted by inflation***

The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future. The Group's calculation of reserves for losses and loss expenses includes assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatments and litigation costs. The Group writes liability business in the US and the UK, where claims inflation has grown particularly strong in recent years. To the extent inflation causes these costs to increase above reserves established for these claims, the Group will be required to increase its loss reserves with a corresponding reduction in its net income in the period in which the deficiency is identified.

2.24 ***The Group's operating results may be adversely affected by currency fluctuations***

The Group is exposed to currency fluctuations, predominantly among US dollars, pounds sterling, Canadian dollars and euros, which may affect its earnings. The Group operates in a number of countries and therefore the results of its operations are subject to both currency transaction and translation risk.

Currency transaction risk arises from the mismatch of cash flows due to currency exchange fluctuations. For example, the UK operations incur expenses in pounds sterling but generate revenues in a number of other currencies in addition to sterling, predominantly US dollars and euros. These transactional exposures are managed by converting sufficient cash flows arising in currencies other than pounds sterling into pounds sterling, for example, including through the use of spot or forward exchange contracts, to satisfy pounds sterling denominated expenses.

Translation risk arises because the Group reports in US dollars but a significant portion of its underlying premiums, reserves, operating expenses and acquisition costs are denominated in other currencies. For the twelve-month period to 31 December 2003 approximately 30% of the Group's gross premiums written was denominated in currencies other than US dollars and it is expected that a similar proportion will be denominated in currencies other than US dollars in 2004. A portion of the Group's loss reserves and investments are also in non-US currencies. The Group may, from time to time, experience losses resulting from fluctuations in the values of these non-US currencies, which could adversely affect its operating results. To minimise exposure to changing rates of exchange, the Group seeks to match assets and liabilities by major currency. However, to the extent that there is a mismatch in net assets, the Group is exposed to currency fluctuations which could adversely affect the total profit/(loss) recognised for the financial period. To the extent that the records of subsidiaries may be maintained in currencies other than US dollars, the Group is subject to additional translation risk because on consolidation, movements in currency exchange rates would affect its results of operations.

The Group may use hedges to manage probable significant losses that will be paid in non-US currencies that are not matched by assets in such currencies. However, it is possible that those hedges will not be successfully structured so as to manage these risks effectively.

2.25 ***The Group may require additional capital in the future, which may not be available or may only be available on unfavourable terms***

The Group's future capital requirements depend on many factors, including pending regulatory changes to capital requirements and the Group's ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that current capital and the funds generated by the Global Offer are insufficient to fund future operating requirements, the Group may need to raise additional funds through financings or curtail its growth and reduce its assets. Any equity or debt financing, if available at all, may be on terms that are not favourable to the Group. In the case of equity financings, dilution to the Company's shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the Common Shares. If the Group cannot obtain adequate capital on favourable terms or at all, its business, financial condition or operating results could be adversely affected. A more detailed explanation of the regulatory environment in which the Group operates, in particular an overview of the regulatory changes currently proposed in the UK to regulatory capital requirements, is set out in Part 6: Regulatory Overview.

2.26 ***If the Group underestimates the outcome of litigation, its profitability may be adversely impacted***

The Group is involved in litigation in the normal course of its insurance operations and the probable outcome of all such litigation is taken into account in the assessment of claims provisions. If the outcome of such litigation is underestimated the Group's results may be impacted accordingly.

Litigation (including litigation to which the Company is not a party such as litigation involving its insureds under third party liability policies or its reinsureds) may have an adverse impact upon the Group's business in that legal decisions may increase its claims costs under affected contracts or, more generally, may expand the scope of legal liabilities for the Group or its insureds and reinsureds, which in turn could increase the amount of claims which have to be paid by the Group.

Further details of litigation affecting the Lloyd's market specifically are given above at paragraph 2.19.6 of this Part 4.

2.27 ***Coverage disputes can increase expenses and incurred losses of the Group***

There can be no assurance that various provisions of the Syndicate's and the Group's operating subsidiaries' insurance policy forms and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforceable in the manner intended. Disputes relating to coverage and choice of legal forum can be expected to arise, as a result of which the Syndicate and the Group's operating subsidiaries may incur losses beyond those that it contemplates would be incurred pursuant to its reinsurance contracts or insurance policies.

2.28 ***The Group's computer and data processing systems may fail, be perceived to be insecure or be subject to third party claims, which could adversely affect its business and damage its customer relationships.***

The Group's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems. The Group has developed a proprietary underwriting system and data warehouse known as "theframe" which is used by all of the Group's operating subsidiaries. The Group relies on these systems for critical elements of its business process, including for example entry and retrieval of individual risk details, premium and claims processing, monitoring aggregate exposures and financial and regulatory reporting. The Group has trained staff committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt the Group's operations or materially impact its ability to conduct business. The Group relies on its own staff to repair any flaws or damage to the system and if sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the Group's ability to pay claims in a timely manner, which could result in a material adverse effect on the Group's financial condition and results of operations. The Group's insurance may not adequately compensate it for material losses that may occur due to disruptions in its service as a result of computer and data processing systems failure.

In addition, there is a risk that IT projects being undertaken across the Group may not support the Group's overall strategy and needs.

The Group retains confidential information regarding its business dealings in computer systems. Therefore, a security breach of the Group's computer systems could damage its reputation or result in liability. The Group may be required to spend significant capital and other resources to protect against such breaches or to alleviate problems caused by such breaches. Any publicised compromise of security could deter transactions involving the transmission of confidential information. Despite the implementation of security measures, the Group's data infrastructure may still be vulnerable to physical break-ins, computer viruses, programming errors, infiltration or attacks by third parties or similar disruptive problems, any of which could have a material adverse effect on the Group's financial condition and result of operations.

2.29 ***The Group outsources a number of internal functions.***

The Group makes extensive use of outsourcing to third parties to provide a number of functions, including certain of its loss and claims adjusting, claims payment, premium collection, bookkeeping functions, investment management, investment accounting and internal audit. As a result of its outsourcing arrangements, the Group must effectively monitor and audit the performance of these third parties in order to ensure high standards of delivery. To the extent that these outsourcing arrangements impact upon the FSA-regulated entities within the Group they will also be subject to the FSA's rules and guidance on outsourcing by regulated firms. New FSA guidance on this area is currently in 'near-final' form, having been the subject of a recent consultation process; according to the FSA, it should come into force at some stage during the third quarter of 2004. In the event that the Group, and/or, in respect of the FSA-regulated entities within the Group, the FSA, as part of its ongoing risk-based review process for regulated firms, were to determine that the performance of these third parties, or any other aspect of the arrangements, was in some way unsatisfactory, the Group could be required to alter its existing arrangements or enter into arrangements with alternative service providers. There can be no assurance that such a change would not cause any disruptions to the Group's operations, or that the Group would be able to find a suitable service provider or enter into new outsourcing arrangements on acceptable commercial terms. In addition, as regards the FSA-regulated entities within the Group, to the extent that any such change to existing outsourcing arrangements or the entering into of new arrangements were to be regarded as "material", appropriate prior notification would have to be made to the FSA by those regulated entities in line with the FSA rules and guidance on outsourcing by regulated firms.

Going forward, when the FSA assumes responsibility as of 14 January 2005 for the regulation of general insurance sales and administration in the UK (see further paragraph 2.3 of Part 6: Regulatory Overview), certain of the activities currently performed by third parties under the Group's coverholder arrangements may constitute newly- (i.e. from that date) regulated "insurance mediation" activities for the purposes of FSMA. In such circumstances, depending upon the nature of the arrangements, the relevant third parties could be required to be authorised under FSMA and to hold the appropriate permission(s) in order to carry on such activities in the UK. This could lead to the Group having to alter existing, or enter into new, outsourcing arrangements (which appropriately address the FSA's rules and guidance on outsourcing) with (alternative) third party service providers. As described above, this could necessitate prior notification to the FSA, and, again, there can be no assurance that such a change would not cause any disruptions to the Group's operations, or that the Group would be able to find a suitable service provider or enter into new outsourcing arrangements on acceptable commercial terms.

2.30 ***The Company is a holding company and, consequently, it is dependent on the payment of cash dividends or the extension of loans by its operating subsidiaries.***

The Company is a holding company and will not conduct insurance or reinsurance operations of its own. Dividends from direct and indirect subsidiaries, including CICL, CUAL and Catlin Syndicate Limited, together with any investment income, are expected to be the Company's sole source of funds to pay expenses and dividends, if any. The inability of the Company's direct and indirect subsidiaries to pay dividends in an amount sufficient to enable the Group to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

In addition, part or all of the declared underwriting profits of Catlin Syndicate Limited accruing on a particular Lloyd's year of account may, depending upon the projected results for open years, be subject to mandatory retention under Lloyd's solvency rules. These rules require that each member be able to show

sufficient assets to meet its liabilities plus a solvency margin. Where the Lloyd's solvency test shows a deficiency, the member is required to provide additional assets, which may include any unrealised underwriting profits. These rules may, therefore, affect the ability of the Company to pay a dividend.

Furthermore, the Company is subject to Bermuda regulatory constraints that will affect its ability to pay dividends and make other payments. Under the Bermuda Companies Act the Company may declare or pay a dividend out of funds available for distribution only if, among other things, it has reasonable grounds for believing that it is, or would after the payment be, able to pay its liabilities as they become due or if the realisable value of its assets would thereby not be less than the aggregate of its liabilities and issued share capital and share premium accounts. The Company's ability to pay dividends is also limited under the terms of the new credit facilities (which are available to the Group). Further information on the Company's credit facilities is given in paragraph 13 of Part 10: Additional Information. Any inability of the Company to pay dividends could cause the market price of the Common Shares to decline.

2.31 ***A number of factors could cause actual results of the Company to differ materially from the forward-looking statements in this document***

The risks listed above do not necessarily comprise all those associated with an investment in the Company. In addition, this document contains forward-looking statements which involve unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in this Part 4.

2.32 ***Recent events may result in political, regulatory and industry initiatives, which could adversely affect the Group's business***

The availability and price of insurance and reinsurance coverage has been affected by factors such as asbestos and environmental liability claims, other liability claims such as directors' and officers' liability and medical malpractice, stock market performance, interest rates and the event of 11 September 2001. This tightening of supply may result in governmental intervention in the insurance and reinsurance markets, both in the US, as evidenced in the US Terrorism Risk Insurance Act of 2002, and worldwide, which may affect the demand for the Group's products or the risks which may be available for it to consider underwriting. At the same time, threats of further terrorist attacks and the military initiatives and political unrest in the Middle East and Asia have adversely affected general economic, market and political conditions, increasing many of the risks associated with the insurance markets worldwide.

2.33 ***The effect of the US Terrorism Risk Insurance Act of 2002 is uncertain***

The US Terrorism Risk Insurance Act 2002 requires the Group in certain circumstances to offer coverage against acts of terrorism to US insureds. The Act also imposes various administrative and record-keeping obligations on the Group. In exchange, the US government is required to reimburse insurers for losses arising out of certain terrorist acts in accordance with the terms of the Act. However, no terrorist events have yet occurred that would trigger the Act, so there remains considerable uncertainty as to how the Act would operate in practice. If in the event of a qualifying terrorist attack the US government did not provide reimbursement to the Group in accordance with the Group's expectations, financial results could be detrimentally impacted.

3. Taxation

3.1 ***The Group may become subject to taxes in Bermuda after 2016***

The Company and CICL have each received the standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, as amended, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or CICL or to any of their operations or to their shares, debentures or other obligations until 28 March 2016. Consequently, if the Company's

or CICL's Bermuda tax exemptions are not extended past 28 March 2016, they may be subject to Bermuda tax after that date.

3.2 ***Bermuda could be subject to sanctions by a number of multinational organisations which could adversely affect Bermuda companies***

A number of multinational organisations, including the EU, the Organisation for Economic Cooperation and Development ("OECD"), including its Financial Action Task Force, and the Financial Stability Forum have all recently identified certain countries as blocking information exchange, engaging in harmful tax competition or not maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organisations, and a report published on 27 November 2001 by the OECD contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries. It is unclear what these sanctions will be and if they will be imposed. Bermuda has committed to a course of action to enable compliance with the requirements of these multinational organisations. However, the action taken by Bermuda may not be sufficient to preclude all effects of the measures or sanctions described above, which if ultimately adopted could adversely affect Bermuda companies such as the Group.

3.3 ***Shareholders' investment could be materially adversely affected if the Company is deemed to be engaged in business in the US***

With the exception of Catlin Syndicate Limited (the position of which is set out in paragraph 10.2 of Part 10: Additional Information), the Company and its foreign subsidiaries (being subsidiaries other than its US subsidiaries) do not file US tax returns. The Directors believe that the foreign subsidiaries (other than Catlin Syndicate Limited and other than Catlin Insurance Company Ltd., the position of which is set out in paragraph 10.2 of Part 10: Additional Information) operate in such a manner that they are not subject to US tax (other than US excise tax on reinsurance premiums and withholding tax on certain investment income from US sources) because they do not engage in a trade or business in the US. However, because definitive identification of activities which constitute being engaged in a trade or business in the US is not provided by the Code or regulations or court decisions, there can be no assurance that the US Internal Revenue Service will not contend that the Company or one or more of its foreign subsidiaries are engaged in a trade or business in the US. If the Company and/or one or more of its foreign subsidiaries were engaged in a trade or business, in the US (and, where relevant, if a foreign subsidiary were to qualify for benefits under the income tax treaty between the US and the country in which the foreign subsidiary is a resident, such trade or business were attributable to a "permanent establishment" in the US), the Company and/or one or more of the foreign subsidiaries would be subject to US tax at regular corporate rates on the income that is effectively connected with the US trade or business, plus an additional 30% "branch profits" tax on such income remaining after the regular tax, in which case the Company's earnings and shareholders' investment could be materially adversely affected. In addition, if CICL is deemed not to be eligible for benefits under the Bermuda Treaty (as defined in paragraph 10.1 of Part 10: Additional Information) it will be subject to US income tax and branch profits tax on its income effectively connected with a US trade or business, in which case the Company's earnings and shareholders' investment could be materially adversely affected.

3.4 ***If a Shareholder acquires more than 10% of the Common Shares of the Company, CFC rules may apply to the Shareholder***

Each "US shareholder" of a "controlled foreign corporation" ("CFC") who owns shares in the CFC on the last day of the CFC's taxable year must include in its gross income for US federal income tax purposes its pro-rata share of the CFC's "subpart F income", even if the subpart F income is not distributed. For these purposes, any US person who owns, directly or indirectly through foreign persons, or is considered to own under applicable constructive ownership rules of the US Internal Revenue Code, 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "US shareholder". In general, a foreign insurance company is treated as a CFC only if such US shareholders collectively own more than 25% of the total combined voting power or total value of the stock for an uninterrupted period of 30 days or more during any tax year. Accordingly, US persons

who might, directly or through attribution, acquire 10% or more of the Company's common shares should consider the possible application of the CFC rules.

3.5 ***Under certain circumstances, a Shareholder may be required to pay taxes on his pro-rata share of the Company's foreign subsidiaries related party insurance income***

If more than 25% of the total combined voting power or total value of the Company's stock is owned by US persons, a foreign subsidiary's related person insurance income ("RPII") were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning) 20% of the voting power or value of the shares of the foreign subsidiary, a US person who owns the common shares of the Company directly or indirectly on the last day of the taxable year would be required to include in its income for US federal income tax purposes the shareholder's pro-rata share of the foreign subsidiary's RPII for the entire taxable year, determined as if such RPII were distributed proportionately to such US shareholders at that date regardless of whether such income is distributed. In addition, US tax-exempt organisations would be required to treat RPII as unrelated business taxable income if a foreign subsidiary's RPII equalled or exceeded 20% of that foreign subsidiary's gross insurance income in any taxable year. The amount of RPII earned by any foreign subsidiary of the Company (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect US shareholder of the Company or any person related to such shareholder) will depend on a number of factors, including the geographic distribution of each foreign subsidiary's business and the identity of persons directly or indirectly insured or reinsured by each foreign subsidiary. Some of the factors which determine the extent of RPII in any period may be beyond the control of the Company and its foreign subsidiaries. Consequently, there can be no assurance that a foreign subsidiary's RPII will not equal or exceed 20% of its gross insurance income in any taxable year and that ownership of its shares by direct or indirect insureds and related persons will not equal or exceed the 20% threshold described above.

The RPII rules provide that if a shareholder who is a US person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income) and in which US persons own 25% or more of the shares, any gain from the disposition will generally be treated a ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of common shares because the Company is not itself directly engaged in the insurance business and because proposed US Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the US Internal Revenue Service will interpret the proposed regulations in this manner or that the applicable proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of the Common Shares.

3.6 ***US tax-exempt organisations who own the Company's Common Shares may recognise unrelated business taxable income***

A US tax-exempt organisation may recognise unrelated business taxable income if a portion of the Company's insurance income is allocated to the organisation. In general, insurance income will be allocated to a US tax-exempt organisation if either the Company is a CFC and the tax-exempt shareholder owns (directly or indirectly through foreign entities) at least 10% of the total combined voting power of all classes of the Company's shares entitled to vote or there is RPII and certain exceptions do not apply. Although the Directors do not believe that any US persons should be allocated such insurance income, there is no certainty that this will be the case. See Section 10.4.9 "Taxation of Shareholders — Tax-exempt Shareholders" of Part 10: Additional Information for further information. Potential US tax-exempt investors are advised to consult their own tax advisers.

3.7 ***US persons who hold Common Shares will be subject to adverse tax consequences if the Company is considered to be a Passive Foreign Investment Company for US federal income tax purposes***

The Directors believe that the Company is not, has not been, and does not currently expect to become, a passive foreign investment company ("PFIC") for US federal income tax purposes. There is no assurance however, that the Company will not be deemed a PFIC by the US Internal Revenue Service. If the Company were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to US federal income taxation, including subjecting the investor to a greater US tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when US tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. It is not possible to predict what impact, if any, such guidance would have on an investor that is subject to US federal income taxation. See Section 10.4.11 "Taxation of Shareholders — Passive foreign investment company" of Part 10: Additional Information for further information.

3.8 ***Since the UK companies within the Group are subject to UK tax in respect of their operations in the UK, any significant change in the basis or rate of UK corporation tax may have a material impact on the Group.***

The UK companies within the Group are subject to UK tax in respect of their operations in the UK, which represent a significant portion of the Group's underwriting income and operations. Rates of taxation in the UK may change in future. Any significant change in the basis or rate of UK corporation tax may have a material impact on the Group.

PART 5: INDUSTRY OVERVIEW

1. Market Environment

Historically, the insurance and reinsurance industries have been cyclical, characterised by periods of shortages of underwriting capacity and favourable premium levels as well as by periods of price competition due to excessive underwriting capacity. The cyclicality, however, follows different patterns that occur at different times in different classes of business, allowing a high quality underwriter with diversified underwriting capabilities and a specialty lines focus to identify opportunities and generate returns across the different cycles by managing the deployment and allocation of capital between business lines and geographies.

Cyclical trends in the industry and the industry's profitability can also be significantly affected by volatile and inherently unpredictable developments, including natural and other disasters, such as hurricanes, windstorms, earthquakes, floods, fires and explosions and other catastrophic events. Other events impacting the industry include changes in the legal or regulatory environments, fluctuations in interest rates and other changes in the economic environment that affect market prices, investment returns and inflationary pressures.

Since 2001, a number of factors have combined to create an attractive pricing and underwriting environment for property and casualty insurance and reinsurance companies. Factors such as the (i) losses from the event of 11 September 2001; (ii) emerging reserve deficiencies; and (iii) adverse investment returns from equity market losses, have significantly eroded the combined capital of the property and casualty insurance and reinsurance industries. The resulting loss of capacity, rating downgrades of many insurers and reinsurers and the full or partial exit of a number of market participants have resulted in sharp rate increases and improved underwriting terms across many segments of the property and casualty insurance and reinsurance industry. Well-capitalised insurance and reinsurance companies with access to diverse markets have been able to benefit from these opportunities.

Average premium rates have increased significantly over the past three years, driven by the factors mentioned above. In addition to improved rates, insurance and reinsurance providers have been able to introduce more favourable underwriting terms and conditions. The current environment of improved underwriting and pricing discipline is expected by the industry to continue to allow companies to generate profits and to preserve or improve balance sheets and financial strength. As individual insurance and reinsurance lines experience varying underwriting cycles and pricing trends, companies with access to different business lines and geographies have the opportunity to capture attractive business opportunities across regions and segments.

In the Lloyd's market, there have been structural changes such as capacity restrictions and reductions in quota share facilities which limit the overall market capacity. This trend improves the overall underwriting discipline in the market as well as the business outlook for well-capitalised, highly rated participants with broad underwriting capabilities across a number of traditional and specialty business lines. The London market also benefits from strong business trends in the US excess and surplus lines particularly with the recent firming of rates across casualty lines. The Bermuda market has also continued to grow rapidly.

Despite some forecasts of flattening or declining rates in certain shorter-tail insurance and reinsurance lines such as property and property catastrophe, the experience from the industry's January 2004 renewals indicate that pricing conditions overall remain favourable for generating attractive returns. It appears that the Bermuda market benefits from the attractive pricing in US excess and surplus lines including a number of specialty markets as well as the casualty reinsurance segment. In addition, across the UK market and Europe, a number of opportunities have resulted from the continued focus by regulators and the rating agencies on the capital strength of insurance and reinsurance providers.

2. The Bermuda Insurance Industry

The Bermuda insurance market is a global leader particularly in structured insurance and reinsurance, and is seen by the industry generally as a market where innovative insurance solutions are crafted. Bermuda is the leading global domicile for captive insurance vehicles, being home to approximately 31% of the world's captives. As at 31 December 2003 there were approximately 1,700 insurers registered in Bermuda representing approximately $180 billion in assets and writing more than $50 billion in gross premiums annually. A significant number of companies have their head office in Bermuda including ACE, XL Capital, Max Re, Partner Re Ltd. Endurance Specialty, IPC Re Limited, Montpelier Reinsurance Limited, White Mountains

Insurance, Alea (Bermuda) Ltd., Axis Specialty Limited, Aspen Insurance Limited and Renaissance Reinsurance Ltd. Bermuda is also home to a number of subsidiaries of global insurance and reinsurance companies including AIG, Swiss Re, Zurich, Hartford, Hannover Re and Chubb. In addition, all of the major international insurance brokers have broking offices in Bermuda handling both insurance and reinsurance products. These companies include Marsh, Aon, Willis and Benfield.

Bermuda's position in the insurance and reinsurance markets solidified after the event of 11 September 2001, as over $13 billion of new capital was invested in the insurance and reinsurance sector in Bermuda in the wake of the event of 11 September 2001, representing approximately 40% of the new capital raised globally. A significant portion of this capital was used to fund Bermuda-based start up insurance and reinsurance companies many of which are now publicly traded on either the New York Stock Exchange or London Stock Exchange.

As sourced from the Bermuda Monetary Authority, gross premiums written by Bermudian insurers in 2001 were $49 billion, representing a 28% increase from the total gross premium written the year before. Net premiums written were $41 billion, which is a 29% increase from the 2000 totals. The total capital and surplus of Bermudian insurers was approximately $66 billion at the end of 2001, an increase of over 11% over 2000's figures. Bermuda's insurers had total assets of approximately $173 billion, outpacing the total from 2000 by over 18%. Although recent figures have not yet been released by the Bermuda Monetary Authority, it is likely that these figures will have reached record levels again in 2003 with the continuing hard market, additional IPOs and the incorporation of 89 new insurance companies as of 31 December 2003.

Bermuda continues to be important to the Lloyd's market. Bermudian insurers have been among the largest suppliers of new investment at Lloyd's since corporate capital was admitted into that marketplace in 1994. While Bermudian insurers continue to compete directly with the Lloyd's market for some of its business as opposed to purely investing in it, Bermudian companies continue to exert their influence on the Lloyd's market both through managing agents and in the syndicates themselves via affiliated limited liability corporate members.

Although the foundation of the many insurers in the Bermuda insurance market may rest on excess liability insurance or property catastrophe lines, Bermudian insurers offer diversified and in some instances, unique product lines. The structured risk market which can be traced to the 1960s captive market in Bermuda was followed by the development of, among other things, multi-line risk, finite risk, financial guarantees/credit enhancement and weather derivatives.

There are a number of factors which make Bermuda an attractive location from which to conduct insurance and reinsurance business, including:

- A favourable regulatory and tax environment;
- Recognition as a highly reputable business centre;
- Excellent professional and other business services with access to skilled insurance professionals;
- A well developed captive insurance industry;
- Political and economic stability; and
- Ready access to the global insurance and reinsurance markets.

3. The London Market

The London Market is the world's leading centre for international insurance and reinsurance, with total underwriting capacity for 2002 estimated by PricewaterhouseCoopers (in a study entitled "The London Insurance Market – Blueprint for the Future") to have been approximately $30 billion. The London Market has a worldwide reputation as a major trading centre for specialised insurance and reinsurance on flexible terms for large risks. London possesses a unique market that offers a broad spectrum of alternatives for risk management and attracts major international participants in the industry. By virtue of its availability to clients and brokers, London offers a pool of underwriting and broking talents with pragmatic approaches to problem-solving.

The London Market is essentially a brokered and syndicated market. The brokers explore the market to find carriers for insurance and reinsurance risks and establish the policy terms with a leading underwriter, who usually accepts a substantial share of the risk. The broker then looks to other carriers, known as following

underwriters, who accede to the terms established and accept a share of the risk, until the entire risk has been placed. The intensity of communication between the market participants and between the brokers as agents for the buyer and the reinsurance and insurance carriers as the suppliers gives the London Market its most important competitive advantage and allows its participants to write complex and difficult risks through a highly interactive process.

In addition, there are a number of other factors which make London an attractive location from which to carry on insurance and reinsurance business, including:

- A highly developed infrastructure;
- The quality of underwriting expertise, particularly in specialty risks;
- Specialised service providers such as actuaries, claims adjusters and consultants;
- An established history as a world financial centre which allows for greater speed and efficiency in major placements; and
- An ability to handle more complex business than other newer insurance centres.

4. The Lloyd's Market

Lloyd's is the world's leading insurance market providing specialist insurance services to businesses in over 180 countries. As reported by Lloyd's, it is the world's second largest commercial insurer and sixth largest reinsurance group. Lloyd's largest single market is the US, which accounted for 35% of its business or £5 billion in 2002, followed by the UK, Canada and Bermuda.

As reported by Lloyd's, as at December 2002, 93% of companies included in the Dow Jones Industrial Average and 96% of the FTSE 100 companies purchase insurance at Lloyd's. For 2004, the market has capacity of approximately £14.9 billion, the largest capacity in its history. Over the period 1999-2004 the capacity of the Lloyd's Market has grown by over 50%.

There are a number of factors which make Lloyd's an attractive location from which to carry on insurance and reinsurance business, including:

- A history of over 300 years of innovation, underwriting risk and paying claims;
- A competitive market with 66 syndicates underwriting insurance at Lloyds, competing for client business (as at January 2004);
- Access to over 160 firms of Lloyd's brokers placing risk in the market;
- A security rating for the Lloyd's market of A- (Excellent) from A. M. Best and A (Strong) from Standard & Poors;
- Total resources of Lloyd's and its members of approximately £27 billion (as at 31 December 2002); and
- Licences to write business in more than 60 countries and territories.

For further details on the operation of the Lloyd's market, please refer to Part 13: Overview of Lloyd's. All information in this paragraph 4 is sourced from Lloyd's.

PART 6: REGULATORY OVERVIEW

1. General

The Group operates primarily through eight companies licensed to transact insurance and reinsurance business: Catlin Underwriting Agencies Limited and Catlin Ecosse Insurance Limited, each a resident of the UK; Catlin Insurance Company Ltd., a resident of Bermuda, with a branch office in the UK (Catlin Insurance Company Ltd.-UK); Catlin Underwriting Agency US, Inc., a resident of Houston; Catlin Underwriting Agency US, Inc. of Louisiana, a resident of New Orleans; Catlin Asia Pte Limited, domiciled in Singapore; Catlin Labuan Limited, a resident of Malaysia; and Catlin GmbH, a resident of Germany. The Group's insurance and reinsurance business is regulated in each of these jurisdictions (save for Germany), although the degree and type of regulation varies significantly from one jurisdiction to another. In addition, business which is written at Lloyd's but which is reinsured within the Group in Bermuda and business which is written at Lloyd's through Catlin's local offices in the US, Germany, Singapore and Malaysia, is regulated by Lloyd's or the UK Financial Services Authority ("FSA"). Therefore at least 90% of the Group's reported income for 2003 is regulated by Lloyd's or the FSA.

This regulation described below in more detail is generally designed to protect policyholders rather than investors and relates to such matters as authorisation and licensing of insurers (and reinsurers and Lloyd's managing agents), solvency requirements, possible dividend limitations, internal systems and controls, transactions with related parties, disciplinary and other sanctions, and annual and other reporting obligations.

2. United Kingdom

2.1 *Regulatory*

Effecting and carrying out contracts of insurance in the UK by way of business are regulated activities under the Financial Services and Markets Act 2000 ("FSMA"). The activity of managing the underwriting capacity of a Lloyd's syndicate is also a regulated activity under FSMA. A firm must either be authorised by the FSA or deemed "exempt" in order to carry on these (or any other) regulated activities. Catlin Insurance Company Ltd.-UK ("CICL-UK") is authorised and regulated by the FSA with permission to effect and carry out contracts of insurance and to accept deposits. Catlin Underwriting Agencies Limited ("CUAL") is authorised and regulated by the FSA with permission to manage the underwriting capacity of a Lloyd's syndicate as a managing agent at Lloyd's.

Under FSMA, the Society of Lloyd's is itself authorised and regulated by the FSA. However, principally by delegation from the FSA, Lloyd's has retained many of its regulatory functions in relation to the Lloyd's market, which it regulates together with the FSA. As a result, the FSA and Lloyd's jointly regulate CUAL. Lloyd's regulates Catlin Syndicate Limited in its capacity as the corporate member of the Syndicate, although Catlin Syndicate Limited is not itself directly subject to FSA regulation. Lloyd's remains subject to FSA supervision in carrying out its delegated regulatory functions.

Among other things, the FSA requires Lloyd's to maintain net central assets that are adequate to cover the aggregate of certain variable solvency margins set out in the Lloyd's Sourcebook which forms part of the FSA Handbook of rules and guidance for regulated firms ("FSA Handbook"). If Lloyd's fails to maintain this level of net central assets, it has a duty to notify the FSA, which may require Lloyd's to cease trading, and/or require Lloyd's members, including Group companies, to cease or reduce underwriting.

The Council of Lloyd's has certain discretionary powers to regulate members of Lloyd's. It may, for instance, vary the method by which the capital solvency ratio is calculated, or the investment criteria applicable to funds at Lloyd's. Either step could affect Catlin Syndicate Limited's overall premium limit, and hence the Syndicate's overall premium limit, with a resulting impact upon any returns from an investment in the Company. As outlined below in paragraph 2.3, the regulation of insurance in the UK is currently undergoing a substantial process of review and consultation which is likely to result in changes in regulation both within and outside the Lloyd's market. Certain imminent changes and future proposals for change are summarised below in paragraph 2.3.

Authorisation by the FSA of the relevant Group subsidiaries and their ongoing compliance with both the FSA and Lloyd's' regulatory regimes is fundamental to the Group's business. The ability of CUAL and

CICL-UK to continue to conduct their regulated business activities in the UK is dependent on their continued compliance with relevant legal and regulatory requirements. The FSA's requirements for firms carrying on insurance and/or reinsurance business cover areas such as:

- prudential supervision of insurers, insurance groups and investment firms, requiring insurers and reinsurers to maintain adequate margins of solvency (namely the margin by which assets exceed liabilities), and investment firms to maintain financial resources in excess of certain financial resources requirements;
- internal systems and controls, including approval by the FSA of persons carrying on certain key functions which are identified in the FSA Handbook; and
- extensive periodic reporting requirements.

Failure to comply with the relevant legal and regulatory requirements could lead to the FSA taking disciplinary and/or remedial action (including public statements and censures and/or financial penalties) against a firm, or employing measures to secure redress or restitution (such as requiring a firm to compensate its customers). The FSA also has the power to cancel or vary a firm's permission, or to withdraw a firm's authorisation.

As an insurance intermediary, Catlin Ecosse Insurance Limited does not currently require FSA authorisation. However, it will require FSA authorisation, or it must be made an appointed representative of a firm which is authorised, as of 14 January 2005 when the FSA assumes responsibility for the regulation of general insurance sales and administration in the UK (see below paragraph 2.3).

2.1.1 *FSA Consent*

Where a person:

(a) holds 10 % or more of the shares in a parent undertaking ("P") of a company undertaking a regulated activity ("A"); or

(b) is able to exercise significant influence over the management of P through his shareholding in P; or

(c) is able to exercise significant influence over the management of P through his voting power in P; or

(d) is entitled to exercise or control the exercise of 10% or more of the voting power in P,

then such person will be regarded by the FSA as a "controller" of A, in this case A being CUAL or CICL-UK (the entities within the Group which are currently FSA-regulated). Any proposed changes to existing controllers or the appointment of new controllers must first be approved by the FSA in accordance with the relevant provisions of FSMA. If a person who is already a controller proposes to increase its control in line with certain thresholds set out in section 180 of FSMA, such person will also require the prior approval of the FSA. Under FSMA, the FSA is afforded a period of three months from the date of notification of the proposed acquisition of or increase in control to approve or object to such proposed acquisition of or increase in control. Under section 185 of FSMA the FSA's approval may be unconditional or subject to such conditions as it considers appropriate. Where approval is granted, subsequent notification of the relevant change of control must be made to the FSA under section 178 of FSMA within 14 days of it having occurred.

If a person acquires shares (including by way of a transfer of shares or acquiring a right to be issued shares) which would result in a controlling interest or relevant change in a controlling interest without first obtaining this approval, they will be committing a criminal offence under FSMA. Section 189 of FSMA confers powers on the FSA to impose one or more of the following restrictions on a person who becomes a controller, or increases existing control in line with a FSMA specified threshold, by acquiring shares without first obtaining such approval:

(1) the transfer of existing shares or the right to be issued with unissued shares is deemed void;

(2) no voting rights are to be exercisable in respect of the shares acquired without approval;

(3) no further shares are to be issued in respect of the shares acquired without approval or in pursuance of any offer made to their holder; and

(4) except in a liquidation, no payment is to be made of any sums due from the body corporate on the shares acquired without approval, whether in respect of capital or otherwise.

The court also has the power, on the application of the FSA, to make such order relating to the sale or transfer of the shares acquired without approval as it thinks fit.

In addition, an existing controller who, among other things, proposes to reduce its control in line with certain thresholds set out at section 181 of FSMA or proposes to cease to have control of a relevant kind must notify the FSA of this proposal and must subsequently notify the FSA on reducing or ceasing to have control in question. Where an existing controller ceases to have a relevant kind of control, or reduces any such relevant kind of control in line with the thresholds set out in section 181 of FSMA without itself having taken any steps to so reduce or cease such control, it must notify the FSA under section 190 of FSMA within 14 days of such cessation or reduction of control having occurred.

2.1.2 *Lloyd's*

As a result of the Company being the holding company of CUAL (a managing agent at Lloyd's) and of Catlin Syndicate Limited, the consent of Lloyd's (and, in the case of CUAL, also the FSA) will be required for any individual, group or institution which becomes a controller of these companies.

2.2 ***Powers of Intervention and Investigation***

Both the FSA and Lloyd's have substantial powers of intervention in relation to the entities they regulate. The FSA's wide powers of intervention and investigation under FSMA allow it to, among other things, compel an insurance or reinsurance company to establish reserves to cover future liabilities and to require an insurance company to take such action as appears to the FSA to be appropriate to protect policyholders against the risk that the relevant company may be unable or unwilling to meet its liabilities. In certain circumstances, such action may include the imposition of limitations on a company's declaration and distribution of dividends. The FSA also has the power to require an authorised firm to provide specified information or produce specified documents, to the extent such information or documents are reasonably required by the FSA in connection with the exercise of its functions under FSMA. If necessary, the FSA may in addition require an authorised firm (or any member of its group) to provide the FSA with a report (prepared by a person nominated or approved by the FSA) on any matter in relation to which it has required or could require information or production of documents.

2.3 ***Overview of certain forthcoming or likely regulatory changes in the United Kingdom and at a European level***

The legal and regulatory framework under which financial institutions (including insurance and reinsurance companies) conduct regulated business in the UK has been subject to significant reform over the past few years, and further reforms are imminent or contemplated. While future proposed reforms are wide-ranging, currently imminent reforms of particular significance include the FSA's regulation of general insurance sales and administration (scheduled to come into force on 14 January 2005) and the establishment of a single prudential regulation framework (to be set out in a new Integrated Prudential Sourcebook ("PRU") for all financial institutions in the UK (namely, banks, building societies, friendly societies, investment businesses and insurance and reinsurance companies), which will confirm and develop the FSA's risk-based approach to assessing capital and other requirements. This represents a significant change to the existing approach of assessment of capital requirements for insurers. The FSA intends that PRU will apply to Lloyd's managing agents (such as CUAL) with regard to their management of Lloyd's syndicates and that most of PRU's provisions will apply to Lloyd's itself, given Lloyd's role in managing the Lloyd's market and some of the assets held to support its business.

The regulatory framework of the insurance industry in the UK has largely been established by a number of European Union directives which are required to be implemented by member states through national

legislation. Although the relevant European Union directives apply to insurance and not reinsurance business, the UK authorities have chosen to apply their provisions to both insurance and reinsurance business.

Significant current regulatory developments at European Union level include:

- A directive ("Solvency 1") which amends the existing solvency margin rules for non-life insurance undertakings by increasing the minimum European Union regulatory capital requirements. The Solvency 1 requirements have taken effect in the UK for financial years beginning on or after 1 January 2004. The Company has assessed the effect of Solvency 1 using its proprietary capital modelling tool and the Directors believe that CICL-UK has sufficient capital to comply with the Solvency 1 minimum capital requirements. The changes being brought about by Solvency 1 have been described by the FSA as "mainly designed as a temporary measure" pending a more comprehensive review of insurers' and reinsurers' capital requirements (the "Solvency 2" and "Reinsurance" Directives, currently in draft form). Pending the review at European Union level, the FSA issued a Consultation Paper in July 2003 ("CP190") setting out its proposals for non-life insurers based on an enhanced risk-based minimum regulatory capital requirement ("ECR"), to be supplemented by a regime under which the FSA will review such firms' assessment of their individual capital needs. The FSA intends to issue a Policy Statement setting out the final requirements in June 2004. Under CP190, each firm will ultimately have to maintain capital resources which will be the higher of a minimum capital requirement ("MCR") – being the capital requirement set out in the relevant European Directives – and the ECR. CP190 also contemplates that, in addition to the minimum amount of capital (i.e. the higher of MCR or ECR), individual capital assessments will be made to take into account the particular circumstances of a firm, which may result in a firm being required to hold an amount higher than the minimum amount of capital, or to provide confirmation that the minimum amount is adequate. The FSA expects to determine during 2004 the date by which UK authorised firms will be required to hold capital at least equal to the ECR, and it has indicated that it will give twelve months' notice of this date. Before that date, however, it is proposed that firms will report to the FSA a calculation for ECR, along with returns submitted for the year ended 31 December 2004. Guidance by the FSA is expected to be published during 2004 taking into account individual capital assessments made by firms. In the process of obtaining authorisation to establish CICL-UK the Company was required to satisfy the FSA that capital allocated to the branch was sufficient to meet the proposed demands set out in CP190.

- Changes will also be made to group capital requirements in the near future to implement the Financial Groups (Conglomerates) Directive, which includes modifications to the Insurance Groups Directive. The FSA and H.M. Treasury are currently consulting on the implementation in the UK of this directive by means of the FSA Handbook and Treasury Regulations.

- H.M. Treasury has recently implemented, by means of Treasury Regulations, the Winding-up Directive, which, among other things, gives priority in the winding-up of an insurance undertaking to claims under direct insurance over all other claims including reinsurance. In certain circumstances, this could affect the ability of the Group to collect reinsurance or retrocession premiums.

In October 2003 the FSA issued a Policy Statement comprising 'near-final' PRU text on prudential risks, systems and controls, including guidance applicable to firms carrying on insurance business concerning such firms' use of financial engineering, such as financial reinsurance. The FSA has proposed that insurance firms' financial engineering arrangements should, among other things, be subject to appropriate supervisory scrutiny (for example, through greater transparency in meeting regulatory reporting requirements), and that any credit taken for the transfer of risk (for example, under financial reinsurance) should be no more than is commensurate with the risk transferred and value added. Further, this 'near-final' PRU text includes guidance providing that an insurer must have in place appropriate systems allowing it to maintain its desired level of cover and, for example, ensuring that it does not become overly reliant on any one reinsurer or other risk transfer provider.

The insurance industry in the UK has recently been under particular scrutiny by the FSA for a number of reasons, including some significant insurance company insolvencies, complaints about selling practices and perceived concerns regarding the quality, completeness and accuracy of publicly disclosed financial information. Going forward, the regulatory framework in respect of the Lloyd's market and its members

(in particular, the division of regulatory responsibility between Lloyd's and the FSA) will continue to develop.

Changes to applicable law or regulation in the UK or at European Union level may affect the regulatory environment in which the Group's UK subsidiaries operate. The Group cannot predict the financial effect that any proposed or 'near-final' regulations, guidance or future law or regulation may have on the financial condition or results of operations of its subsidiaries operating in the UK. It is possible that its subsidiaries operating in the UK may be adversely affected by any proposed or future changes in applicable laws or regulations or in their interpretation or enforcement.

3. Bermuda

As a holding company, the Company is not subject to Bermuda insurance regulations. However, Bermuda's Insurance Act 1978, as amended (the "Insurance Act") regulates the insurance business of the Group's operating subsidiary in Bermuda, CICL, and provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority under the Insurance Act. Insurance as well as reinsurance is regulated under the Insurance Act.

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Catlin Insurance Company Ltd. which is incorporated to carry on general insurance, is registered as a Class 4 insurer in Bermuda and is regulated as such under the Insurance Act. The continued registration of Catlin Insurance Company Ltd. as an insurer is subject to the applicant complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose from time to time.

An Insurance Advisory Committee appointed by the Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority's functions. Sub-committees of the Insurance Advisory Committee supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the Bermuda Monetary Authority.

The Insurance Act also imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants the Bermuda Monetary Authority powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. An insurer's registration may be cancelled by the Bermuda Monetary Authority on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the Bermuda Monetary Authority, the insurer has not been carrying on business in accordance with sound insurance principles.

3.1 *Principal Representative*

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Catlin Insurance Company Ltd.'s principal office is in Swan Building, Second Floor, 26 Victoria Street, Hamilton HM 12 Bermuda, and Catlin Insurance Company Ltd.'s principal representative is Graham Pewter, its Chief Executive Officer. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice of the intention to do so is given in writing to the Bermuda Monetary Authority.

3.2 *Loss Reserve Specialist*

As a registered Class 4 insurer, Catlin Insurance Company Ltd. is required annually to file a Statement of Actuarial Opinion regarding the reasonableness of the loss and loss adjustment reserves established by CICL. The Statement of Actuarial Opinion must be signed by a qualified actuary and the actuary must be approved by the Bermuda Monetary Authority. Douglas J. Collins of Tillinghast-Towers Perrin has been approved by the Bermuda Monetary Authority as the loss reserve specialist to opine on the reasonableness of the loss and loss expense reserves established by CICL.

3.3 ***Minimum Solvency Margin, Liquidity and Restrictions on Dividends and Distributions***

Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as CICL, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. CICL:

(a) is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of: (i) $100,000,000; (ii) 50% of net premiums written (being gross premiums written less any premiums ceded by CICL, but CICL may not deduct more than 25% of gross premiums when computing net premiums written); and (iii) 15% of loss and other insurance reserves;

(b) is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, CICL is prohibited, without the approval of the Bermuda Monetary Authority, from declaring or paying any dividends during the next financial year);

(c) is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files with the Bermuda Monetary Authority (at least 7 days before payment of such dividends) an affidavit stating that it will continue to meet the required margins;

(d) is prohibited, without the approval of the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins; and

(e) is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that such failure has occurred, to file with the Bermuda Monetary Authority a written report containing certain information.

Additionally, under the Bermuda Companies Act, CICL may declare or pay a dividend only if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the Bermuda Monetary Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

3.4 ***Supervision, Investigation and Intervention***

The Bermuda Monetary Authority may appoint an inspector with extensive powers to investigate the affairs of an insurer if it believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders.

In order to verify or supplement information otherwise provided to the Bermuda Monetary Authority, the Bermuda Monetary Authority may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

If it appears to the Bermuda Monetary Authority that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the Bermuda

Monetary Authority may, among other things, direct the insurer (a) not to take on any new insurance business, (b) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (c) not to make certain investments, (d) to realise certain investments, (e) to maintain in, or transfer to the custody of, a specified bank, certain assets, (f) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (g) to limit its premium income.

3.5 ***Disclosure of Information***

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Bermuda Monetary Authority may require certain information from an insurer (or certain other persons) to be produced to the Bermuda Monetary Authority. Further, the Bermuda Monetary Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Bermuda Monetary Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Bermuda Monetary Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Under the Bermuda Companies Act, the Minister of Finance possesses powers to assist a foreign regulatory authority requesting assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The Minister of Finance's powers include requiring a person to furnish him with information, to produce documents, to attend and answer questions and to give assistance in relation to enquiries. The Minister of Finance must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Minister of Finance must consider, among other things, whether it is in the public interest to give the information sought.

3.6 ***Independent Approved Auditor***

Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of CICL, are required to be filed annually with the Bermuda Monetary Authority. CICL's independent auditor must be approved by the Bermuda Monetary Authority and may be the same person or firm that audits CICL's financial statements and reports for presentation to CICL's shareholders. CICL's independent auditor is PricewaterhouseCoopers.

3.7 ***Statutory Financial Statements***

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Bermuda Companies Act. CICL, as a general business insurer, is required to submit annual statutory financial statements as part of its annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the Registrar of Companies.

3.8 ***Annual Statutory Financial Return***

CICL is required to file with the Bermuda Monetary Authority a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to

certify, among other things, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

3.9 *Certain Other Considerations*

CICL and Catlin must comply with the provisions of the Bermuda Companies Act regulating the payment of dividends and making of distributions from contributed surplus. A company is prohibited from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Although CICL and Catlin are incorporated in Bermuda, they are classified as a non-resident of Bermuda for exchange control purposes by the Authority. Pursuant to its non-resident status, CICL may hold any currency other than Bermudian Dollars and convert that currency into any other currency (other than Bermudian Dollars) without restriction.

As an "exempted" company, CICL and Catlin may not, without the express authorisation of the Bermuda legislature or under a license granted by the Minister of Finance, participate in certain business transactions, including: (a) acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for CICL's or Catlin's business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for CICL's officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (b) taking of mortgages on land in Bermuda in excess of $50,000; or (c) carrying on of business of any kind for which CICL or Catlin is not licensed in Bermuda, except in certain limited circumstances such as doing business with another "exempted" undertaking in furtherance of CICL's and Catlin's business carried on outside Bermuda.

CICL is a licensed reinsurer in Bermuda, and so may carry on activities in Bermuda that are related to and in support of its reinsurance business.

The Bermuda government actively encourages foreign investment in "exempted" entities (i.e. a company which does not comply with the Bermuda Companies Act in respect of a local company) such as Catlin that are based in Bermuda, but do not operate in competition with local businesses. As well as having no restrictions on the degree of foreign ownership, CICL and Catlin are not currently subject to taxes on income or dividends or to any foreign exchange controls in Bermuda. In addition, there currently is no capital gains tax in Bermuda.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. Some of CICL's executive officers are not Bermudian, and all such officers will be working in Bermuda under work permits. In March 2001, the Bermuda government announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees.

As the result of the Company being the holding company of CICL, it is the practice of the Bermuda Monetary Authority – Compliance Division to obtain a form of consent or no objection from the Bermuda Monetary Authority – Insurance Division to any change of control of the Company. In providing its consent or no objection, the Bermuda Monetary Authority – Insurance Division may, at its discretion, require a formal submission as to the effect of such change of control upon CICL, and/or refer consideration of the matter to the Insurers Admissions Committee for a detailed review.

4. United States

The Company has two licensed insurance subsidiaries domiciled in the United States, Catlin Underwriting Agency US, Inc. ("CUAUS"), and Catlin Underwriting Agency US, Inc., of Louisiana ("CUAUSLA") (referred to collectively as the "Catlin US Subsidiaries").

CUAUS is licensed as a surplus lines broker and managing general agency by the Texas Department of Insurance. CUAUSLA is licensed as a broker and a surplus lines broker by the Louisiana and Mississippi Departments of Insurance. Both Catlin US Subsidiaries are also approved Lloyd's coverholders.

CICL has recently obtained regulatory approval to write surplus lines business in 40 US states and US jurisdictions. Surplus lines insurers do not come under the jurisdiction of insurance regulators in the same manner as the admitted insurance market. Surplus lines insurers are generally required to make filings with state regulators in order to obtain and maintain eligibility to operate as a surplus lines insurer.

4.1 *Summary of US Insurance Regulation*

Insurance regulation in the US is primarily governed at the state level. The current scheme of state regulation was affirmed in federal statutes by the passage of the McCarran-Ferguson Act in 1945. Under the McCarran-Ferguson Act, state insurance law is preempted only by a specific Act of Congress directed at insurance. This scheme of primary authority at the state level was reaffirmed in the Gramm-Leach-Bliley Act of 1999.

States across the US all follow the same basic pattern for licensing insurers. Each state sets basic requirements for licensure, also referred to as "admission" requirements. Although there are variations, there are generally comparable solvency standards in all states. Each licensed company has a domestic state, usually the state where it was initially licensed, which serves as its primary regulator for solvency issues. In addition, there are multi-state checks on the domestic states, through the auspices of the National Association of Insurance Commissioners ("NAIC").

Most insurance in the US is written by licensed insurance companies. However, companies in the licensed market, also known as the "admitted" or "standard" market, may be either unable or unwilling to provide insurance coverage for some customers, or will not provide the desired limits of coverage.

4.2 *US Surplus Lines Regulation of Alien Companies*

Coverage for difficult to place risks is often written by insurers who operate in the surplus lines market. State laws provide a structure for the surplus lines market to operate (as further explained below) because it is necessary as a safety valve when the admitted market cannot provide coverage, and in reality may be the only option for insurance coverage in some circumstances.

Generally, surplus lines policies are written for property and casualty lines of insurance, although some accident and health coverage is also written. Most states prohibit surplus lines insurers from writing life insurance. Regulation for surplus lines is much less restrictive than the admitted market, thereby creating an attractive environment for surplus lines insurers to come into a state and fill a need in the insurance market. Surplus lines insurers do not face rate or policy form regulation, nor are they usually subject to mandatory membership in state guaranty funds. Premiums are usually taxed at a higher level, however, than in the admitted market.

In contrast to licensed companies, surplus lines companies gain the ability to write business in a state by being declared "eligible" to write. The first distinction in the process is whether the company is "foreign" or "alien". "Foreign" means a company that is initially licensed in a different US state. "Alien" means the company is licensed outside the US. Different rules apply to each type. Decisions on eligibility of foreign companies are made by each state individually.

Alien eligibility is handled differently. Eight states place the responsibility solely on surplus lines brokers to place coverage and those states therefore do not review the companies. Approximately 20 states follow the recommendations of the NAIC's International Insurers Division ("IID"). The rest of the states make individual decisions based upon a surplus lines company's application for eligibility, but the IID listing is given significant weight. In order to gain a listing on the IID quarterly eligibility list, an insurer

will apply and submit detailed financial reports, proof of its trust funding, and other documents similar to those required by individual states for the licensing process.

The IID governance is currently being revised, but is expected to consist of two working groups of commissioners who report to the Surplus Lines Task Force of the NAIC, which in turn reports to the Property and Casualty Committee of the NAIC, which reports to the NAIC's Executive Committee, and finally to the plenary body of all state insurance commissioners.

Alien companies are generally required to have a minimum of $15 million in capital and surplus to be eligible. For those states that make their own decisions on alien eligibility, a typical set of state requirements[(1)] also includes: (i) the requirement that the company be licensed in its home jurisdiction to write the lines it proposes to write; (ii) evidence of competency and fitness of management; (iii) copies of financial statements for recent years; (iv) evidence relating to the holding company and affiliates; (v) information about the surplus lines brokers who will be placing business with the company; and (vi) proof of an irrevocable trust fund maintained at a US bank for the benefit of US policyholders, in an amount as required by statute. Depending on the state, other information may also be required.

4.3 *Regulation of Lloyd's Syndicates*

US regulation of Lloyd's of London Syndicates is relevant to CUAL and to the Syndicate, with respect to the Syndicate's ability to write surplus lines business in the US market. The regulation of Lloyd's syndicates that write surplus lines insurance varies from the alien company regulation in both the requirements to become eligible, and to maintain eligibility. Historically, Lloyd's syndicates did not undergo a separate review by syndicate by each state, but rather a decision was made as to the Lloyd's market as a whole by the state. This course was chosen because of several policyholder protections maintained by Lloyd's including: (i) the Central Fund, which pays losses if a Name does not meet its obligations and (ii) US trust funds established by each syndicate for the benefit of policyholders. Lloyd's has established eligibility as a surplus lines insurer in all states except Kentucky; it also has status as an admitted insurer in Illinois, Kentucky, and the Virgin Islands.

However, in the last few years, the IID has moved to eligibility consideration for each syndicate, and Lloyd's syndicates are now listed individually on the IID's quarterly listing. The Syndicate is on the IID quarterly listing. Most states, however, still do not consider Lloyd's eligibility at the syndicate level. As a practical matter, however, it is essential for a syndicate to remain on the IID list to operate in most US states.

Each state has a statute establishing the minimum trust fund level which must be maintained in the US for Lloyd's to operate in that state. The NAIC itself has negotiated Lloyd's actual minimum trust levels, with the active involvement of key states, particularly New York, which is the state where Lloyd's trusts reside. The actual minimum is a floating amount, based on 30% of the gross liabilities of a syndicate. The existence of reinsurance does not reduce the trust funding requirement. Recently, the IID with concurrence of the Surplus Lines Task Force has, in a few instances, required syndicates to fund their US trust funds at a higher percentage of gross liabilities, but 30% remains the standard.

4.4 *Surplus Lines Brokers and Managing General Agents*

US regulation of surplus lines brokers and Managing General Agents is relevant to Catlin Underwriting Agency US, Inc., as a licensed surplus lines broker and a licensed Managing General Agent, and to Catlin Underwriting Agency US, Inc., of Louisiana, as a licensed surplus lines broker. Surplus lines brokers are a specialised type of property/casualty agent, and are licensed at the state level. It is possible in most states to obtain non-resident licences once a broker is licensed in its state of residence. Surplus lines brokers serve an important function in the market as in essence a wholesaler, with property/casualty agents serving as the retailer to the customer. Surplus lines brokers are typically required to verify that the retail agency has made a "diligent effort" to place the risk in the admitted market before seeking to place a risk in the surplus lines market. This requirement is the primary barrier to opening up the entire property and casualty insurance market to surplus lines policies. In approximately 13 states, lists of types of coverage automatically allowed to be placed in the surplus lines market are issued, referred to as

[(1)] For examples, see requirements of California, Pennsylvania and Texas.

"export" lists. In addition, surplus lines brokers are required by state laws and regulations to perform specified functions, such as verification of the eligibility of the carrier, collection and payment of premium taxes, and other required regulatory filings.

The Managing General Agent ("MGA") is another specialised type of agent, generally with powers to appoint sub-agents, and to conduct various administrative duties on behalf of the insurer, such as premium collection and claims administration. States require more formalised and detailed contractual arrangements with MGA's than with an ordinary agent.

4.5 *Reinsurance*

Both CICL and the Syndicate write reinsurance for US risks. Regulation of reinsurance, similarly to direct insurance, is also primarily a function performed by state insurance departments. Reinsurance regulation, however, is significantly less extensive than that for direct insurance, and consists of several components. One of the most important of these is the regulation of the credit for reinsurance which may be taken in the financial statements by the direct insurers. For alien reinsurers, an important component of credit for reinsurance relates to the required collateralisation of the liabilities assumed. There are several possible types of arrangements to do so. For those alien insurers that do so via a US-based trust fund, a very common arrangement, the alien must establish a US trust fund for 100% of the gross liabilities of the reinsurer. This requirement is the same for alien companies and for Lloyd's syndicates. In addition to credit for reinsurance standards, there are key laws or regulations in place in every state which specify standards to determine that a transfer of risk has occurred, and the types of risk which constitute insurance risk.

4.6 *Outlook for Change in US Regulation*

Currently, a discussion has been underway for a number of years about establishing a federal system of chartering and regulating insurers, which would parallel the state system. Under this concept, an insurer would opt for either the state or the federal system. This concept is supported by many large life insurance companies and by some trade associations. The concept enjoys less support in the property/casualty industry. There is some interest in the proposal by the US Congress, but the likelihood of passage is unclear. State insurance regulators and state legislators are generally opposed to the proposal.

If such a proposal ultimately passes the US Congress, it would have a significant impact on the insurance industry, but it appears that the impact would be greater on the admitted market than on the surplus lines market. The impact may be greater on life insurers, who are competing with other financial services companies to provide investment products, than on the property/casualty industry. At present, the surplus lines market has not been a prominent issue in the debate, but potentially could be considered in a comprehensive proposal. If that occurs, the eligibility of alien carriers could be handled on a national basis rather than through the IID and individual states. Possibly the exportability of coverage could also be handled nationally rather than state by state. The national charter proposal would reduce the barriers to entry to US markets for licensed companies, and potentially surplus lines insurers, in that a single approval would be required nationwide, but that feature could be offset by higher standards for nationally chartered insurers. The proposal also could speed the time it takes to bring new types of insurance policies to the market; but it may be difficult for a national system to address all the local and regional conditions which are at play in the property/casualty market.

Another option to a federal charter which has been discussed would be for the federal government to pass mandatory standards which states must follow, and allow the states to retain the regulatory functions if they meet federal standards.

The required collaterisation for alien reinsurers is another active area of discussion, with alien companies seeking to reduce the collaterisation requirement of 100% funding for gross US liabilities. It is unclear if relief will be granted, but some arrangements may be reached within the next few years. If a reduction in funding or a less expensive alternative form of security is agreed upon, it would reduce the cost of doing business for alien reinsurers, but could be accompanied by some pressure from direct insurers to reducing pricing. It may take legislation in each state to achieve a change in this area.

4.7 *Changes of control*

As the result of the Company being the holding company of CICL, it is necessary to, at a minimum, notify, and in some instances obtain approval of the various US regulatory authorities over surplus lines insurance to a change of control. The IID conducts centralised eligibility reviews of insurers. Approximately 20 states rely completely on the IID determination. Approximately 30 states and territories consider the IID determination but also conduct their own separate eligibility review. In general, US regulators follow the NAIC Model Insurance Holding Company System Act, which establishes a presumption of control when a shareholder has beneficial ownership of 10% or more of the stock of the insurer or its ultimate controlling parent. This presumption of control also applies for surplus lines eligibility determinations. Acquisition of less than 10% will therefore typically not trigger a presumption of a change of control. Even if the presumption is triggered, it is possible, however, to obtain an exemption from a change of control filing if the new owner either disclaims the intention to exercise control, or if it can be shown that a true change in control does not exist.

The IID requires notice in the event of a change in the top five shareholders or any shareholder owning 10% or more, and a complete re-filing for eligibility in the event of a change in control. Connecticut requires a filing at the 5% level. It is the practice of most of the larger surplus lines states to obtain notice of such changes. Those states include Alaska, California, Florida, Louisiana, New Jersey, New York, Pennsylvania, South Carolina and Texas. Additionally, a small number of other states require notice of such changes.

5. Asia

The Company has two subsidiary companies in Asia, namely Catlin Asia Pte Ltd (in Singapore) and Catlin Labuan Limited (in Malaysia).

Catlin Asia Pte Ltd is registered with the Monetary Authority of Singapore as a service company under the Lloyd's Asia Scheme pursuant to the Insurance (Lloyd's Asia Scheme) Regulations 2002 and is permitted to act as an agent in Singapore for any member of Lloyd's under the Insurance (Lloyd's Asia Scheme) Regulations 2002 in connection with, among other things, direct insurance policies of all types of general class insurance in respect of offshore policies. In accordance with the Insurance (Lloyd's Asia Scheme) Regulations 2002 Catlin Asia Pte Ltd shall, on behalf of each member of Lloyd's of which it is an agent, establish and maintain in Singapore separate insurance funds for Singapore policies and offshore policies for each such member.

Catlin Labuan Limited is licensed as an underwriting manager by the Labuan Offshore Financial Services Authority of Malaysia. It is also permitted to write business worldwide (subject to Lloyd's licences) on behalf of the Syndicate and (by agreement) other syndicates at Lloyd's.

The ability of the Asian subsidiaries to conduct their business depends upon their compliance with applicable legal and regulatory requirements and in particular compliance with the terms of their licence. Failure to comply with the relevant legal and regulatory standards could lead to the imposition of fines and/or the revocation of their respective licences.

In addition to compliance with local laws, Catlin Asia Pte Ltd's continued registration under the Lloyd's Asia Scheme is subject to certain conditions and guidelines. These conditions and guidelines include, among other things:

(i) obtaining the approval of the Monetary Authority of Singapore prior to any amendment or alteration to its memorandum and articles of association or any reduction in its paid-up capital;

(ii) obtaining the approval of the Monetary Authority of Singapore prior to effecting any significant change in its ownership and management; and

(iii) maintaining at all times a surplus of assets over liabilities of not less than Singapore $150,000 and informing the Monetary Authority of Singapore if it is or is likely to be unable to maintain a surplus of assets over liabilities of Singapore $150,000 or more to meet its obligations.

Catlin Labuan Limited's licence requires it, among other things:

(i) maintaining minimum levels of paid-up capital;

(ii) obtaining prior approval for any amendment to its constitutional documents; and

(iii) obtaining prior approval if there is a change of shareholder holding more than 10% of its shares, or a change in its directors, management, business plan or office address.

Both Asian subsidiaries are subject to express restrictions in their licences not to effect any change of their ownership and management without the prior approval of the relevant authorities. Currently, there are no additional requirements if there is an indirect change of control by virtue of a change of control of the Company.

6. Germany

The Company has one subsidiary in Germany, Catlin GmbH. Catlin GmbH is not regulated by any Germany insurance regulatory authority but is subject to a degree of regulation by Lloyd's as an approved Lloyd's coverholder. As such, it is permitted to write insurance business on behalf of Lloyd's syndicates.

PART 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the Group's consolidated financial statements and the related notes to those financial statements included in Part 8: Accountants' Report. Investors should not just rely on the information contained in this Part 7. All financial information in this Part 7 is extracted from the Accountants' Report in Part 8 without material adjustment, save for the information on whole account stop loss commutation in paragraph 5 and the information on gross premiums written by line and class of business in paragraph 6 of this Part 7, which have been extracted without material adjustment from the Group's underlying financial information from which the Group's annual consolidated financial statements are compiled. Less reliance should be placed on financial information not extracted from the Accountants' Report. The Group's consolidated financial statements have been prepared in accordance with US GAAP and, unless noted otherwise, financial statement amounts set forth in this document have been prepared on that basis. The information under Forward-Looking Statements on page ii of this document should also be read for information about the presentation of forward-looking information.

Catlin prepares its consolidated financial statements in accordance with US GAAP. The Group has selected US GAAP over UK GAAP and IFRS as its reporting basis in order to enhance its comparability to its international peers. In addition, the Group believes that reporting under US GAAP ensures more continuity in the presentation of its results going forward than either UK GAAP/IFRS, given the uncertainty surrounding the direction of insurance accounting under IFRS. A reconciliation to UK GAAP of the Group's net income and stockholders' equity is included in Part 8: Accountants' Report.

The majority of the Group's cash flows are in US dollars and therefore the Group has selected US dollars as its reporting currency in order to minimise the currency effects on its financial statements.

1. General

1.1 *Overview*

Catlin is an international property and casualty insurer and reinsurer focused on achieving consistent underwriting profits and superior returns on equity across the cycle. The Group underwrites a broad variety of classes of specialty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a unique and efficient infrastructure which includes a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the US, UK, Asia and Continental Europe. This structure provides Catlin with considerable scope for earnings growth and a high degree of capital flexibility, and allows the Group to participate in the world's major insurance and reinsurance marketplaces.

The Group's results are reported through four business segments:

- **Lloyd's Direct** comprises direct insurance underwritten by the Syndicate and encompasses a diverse group of business classes, including property, casualty, energy, marine, aerospace and other business classes.
- **Lloyd's Reinsurance** comprises reinsurance underwritten by the Syndicate and includes property catastrophe and per-risk excess, proportional treaty, marine and aviation excess of loss, casualty reinsurance and motor excess of loss business classes.
- **Corporate Direct** comprises direct insurance underwritten by CICL in Bermuda and CICL-UK in London and includes a variety of property and casualty classes. It also includes business written on a structured risk basis. CICL wrote a limited amount of direct insurance in Bermuda in 2003, its first full year of operations. In London, CICL-UK received FSA approval in December 2003 and began to underwrite business in January 2004.
- **Corporate Reinsurance** comprises reinsurance underwritten by CICL in Bermuda and CICL-UK in London. This segment includes property catastrophe and per risk excess proportional treaty and casualty reinsurance as well as quota share and stop loss reinsurance of the Syndicate. For 2004 it also includes business written on a structured risk basis.

1.2 *Drivers of Profitability*

1.2.1 *General*

The Group's profitability depends to a large extent on:

- the quality of its underwriting and pricing;
- the level of incurred losses and commissions;
- its ability to efficiently and effectively manage risk, including through reinsurance;
- its ability to manage operating and administrative costs; and
- its ability to earn appropriate yields on its investment portfolio.

1.2.2 *Revenues*

The Group derives its revenues principally from premiums from its insurance and reinsurance businesses and net investment income and investment gains from its portfolio of invested assets.

Premiums from the Group's insurance and reinsurance businesses are a function of the amount and type of contracts the Group writes as well as prevailing market prices. There are many types of insurance and reinsurance contracts with unique pricing, terms and conditions and expected profit margins. Net premiums written are stated after deduction of reinsurance premiums ceded during the period.

The Group's investment portfolio currently consists of fixed-income instruments only. Investment income is primarily a function of the average assets in the Group's investment portfolio and the average yield earned on those assets. The investment yield is a function of market interest rates as well as the credit quality and maturity of the invested assets. In addition, the Group realises capital gains or losses on its investment portfolio as a result of changing market conditions, including, but not limited to, changes in market interest rates and changes in the market's perception of the credit quality of the Group's invested assets.

1.2.3 *Expenses*

The Group's expenses consist primarily of:

- insurance and reinsurance losses and loss expenses, net of recoveries from the Group's reinsurers;
- policy acquisition costs, including commissions, premium taxes and other underwriting costs;
- operating and administrative costs; and
- income taxes.

Losses and loss expenses are a function of the amount and type of insurance and reinsurance contracts the Group writes and the frequency and severity of claims and losses in those contracts. The Group initially records losses and loss expenses based on an actuarial analysis of the estimated loss it expects to incur on each contract or group of contracts written. The ultimate losses and loss expenses will depend on the actual costs to settle these claims. The Group increases or decreases its initial loss estimates as actual losses occur.

Policy acquisition costs vary with and are primarily related to the production of premium, and as such are primarily a function of the amount and type of insurance and reinsurance contracts written. Operating and administrative costs include salaries and related costs. Income taxes are a function of the amount of taxable income earned in the applicable tax jurisdiction.

2. Industry conditions

2.1 *Pricing conditions and premium rates*

The non-life insurance and reinsurance industry is cyclical, with periods of excess underwriting capacity and lower premium rates as well as periods of higher rates due to shortages of underwriting capacity. The cycle affects different elements of the non-life industry in different ways and in different periods.

Since 2001, there has been a reduction in capital levels in insurance companies and a resulting shortage of underwriting capacity, primarily due to (i) material declines in world equity markets, which has severely eroded the investment assets of insurance companies and therefore decreased their ability to underwrite new business and cover claims; (ii) large catastrophic losses, primarily the event of 11 September; and (iii) increasing provisions for long-tail claims such as asbestos and environmental claims, where settlement periods can extend over many years.

As a result of these factors, there have been significant price increases in certain lines of business, particularly in commercial property lines and reinsurance. However, in 2003, the rate of increase in property classes of business has declined and some classes, particularly aviation and non-marine property, have experienced rate reductions. Casualty classes of business, however, have continued to experience rate increases.

2.2 *Interest rate fluctuations*

Volatility in the world's fixed income markets impacts the profitability and capital of insurance companies. Movements in short and long-term interest rates affect the level of investment income and gains and losses on fixed income securities and thus the profitability and capital of insurance and reinsurance companies. During 2002 and 2001, interest rates and bond yields declined significantly, remaining at near historic lows in early 2003. In the second half of 2003, interest rates started to rise in some markets such as the UK and the US. As a result, companies that invested in fixed income securities have earned less investment income during the period of declining interest rates and bond yields, but have experienced an increase in the mark-to-market value of these investments. As interest rates have begun to rise, so has investment income, but the market value of invested assets has declined.

2.3 *Regulatory, legislative and judicial environment*

The Group's insurance and reinsurance businesses are regulated in each jurisdiction in which the Group operates, save for Germany. In addition, business which is written in Lloyd's but which is reinsured within the Group in Bermuda and business which is written in Lloyd's through Catlin's local offices in the US, Germany, Singapore, and Malaysia is also regulated by Lloyd's or the FSA. Changes in government policy, taxation or other laws may affect the manner in which the Group operates, as well as its financial results. Part 6: Regulatory Overview contains further information on the regulation of the Group's business.

Political, judicial and legislative developments could broaden the scope of coverage of existing policies or increase the amount of damages to be paid. For example, the Terrorism Risk Insurance Act ("TRIA") in the United States made terrorism coverage mandatory in insurance policies, even if it was specifically excluded, by creating a federal programme that backs up insurance companies and guarantees that certain terrorist-related claims will be reimbursed. Also in the US, asbestos, environmental, workers compensation, professional malpractice and other categories of claims have been significantly influenced by the results of court cases, which have generally resulted in higher loss reserves and claims charges for these classes across the industry. The reinsurance industry is also becoming generally subject to greater regulatory oversight and capital requirements.

3. Critical Accounting Policies

3.1 *Revenue recognition*

The Group's revenue is derived primarily from gross premiums written by its underwriting operations. Premiums received from clients that are not insurance companies are referred to as insurance premiums. Premiums in respect of clients that are insurance companies are referred to as reinsurance premiums.

Should the Group choose to purchase reinsurance protection for the business that it underwrites, then it in turn cedes premium to the reinsurer (or "retrocessionaire", in the case of reinsurance premiums ceded to another reinsurer). The amount represented by gross premiums written less outward reinsurance premiums is referred to as net premiums written. Premiums written are recorded in accordance with the terms of the underlying policies and according to various estimates that the Group is required to make.

Premiums written are generally earned on a pro-rata basis over the period the coverage is provided and as a result premiums written during one reporting period do not necessarily represent the risks actually carried during that period. In a typical reporting period, the Group generally earns a portion of the premiums written during that period, as well as a portion of premiums that were written during earlier periods. Likewise, some part of the Group's premiums written in a given period will not be earned until future periods. The Group allocates premiums written but not yet earned to an unearned premium reserve, which it records as a liability on its balance sheet. As time passes, the unearned premium reserve in relation to a policy is gradually reduced and the corresponding amount is recognised in the income statement, as the premium is earned. The Group writes a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while others are earned during substantially longer periods. The Group's mix of business can change significantly from one period to the next and these changes can cause the relationship between premiums written and premiums earned to differ, perhaps significantly, on a year-to-year basis. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in the Group's mix of business from year to year.

3.2 *Reserves for losses and loss expenses*

The Group is required by applicable insurance laws and regulations as well as by US GAAP to establish reserves for payment of losses and loss expenses. The level of reserves that is established is based on estimates of future payments to settle claims, including legal and other expenses. Reserve calculations are made on a non-discounted basis and can include assumptions for such things as inflation rates and legal and regulatory developments, which can change over time. These estimates and assumptions are based on available facts at the time the reserve is established and are inherently uncertain.

For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of the reserve for loss and loss expenses. The Group's loss and loss expense reserves are determined by management. In deciding on appropriate levels of reserves, management consider available internal and external actuarial estimates which are based on generally accepted actuarial principles. External actuarial consultants are regularly engaged to estimate reserves. The reserve for unpaid losses and loss expenses is established based upon the total cost of claims that were reported to the Group but not yet paid and the Group's estimate of the anticipated cost of claims incurred but not reported. The Group segregates certain large losses for separate reserve calculation.

The Group regularly reviews and updates the methods, estimates and assumptions used to calculate and establish its reserves.

For more information on the reserves for claims incurred, including the Group's accounting policies in relation thereto, see paragraph 14 of Part 1: Information on the Group.

3.3 *Foreign exchange*

The Group's financial statements are published in US dollars. Approximately 30% of its consolidated revenues and expenses are denominated in currencies other than US dollars, primarily pounds sterling, Canadian dollars and euros. Fluctuations in the exchange rates used to translate these currencies into US dollars have had, and will continue to have, an impact on the Group's reported results. The Group seeks to mitigate this impact by investing in assets denominated in the same currencies as the liabilities they support.

In preparing its consolidated financial statements, the Group translates assets and liabilities expressed in currencies other than US dollars at end-of-period exchange rates, and translates expenses and revenues at average exchange rates for the period.

In 2003, there was a significant movement in the US dollar rate against the pound sterling, from 1.61 to 1.79, with further volatility experienced during 2004. This has resulted in net foreign exchange gains during 2003 of $10.0 million. In 2002, foreign exchange gains of $6.7 million were realised, primarily due to an outstanding exposure in pounds sterling at the year end. In 2001, the Group had net foreign exchange losses of $0.5 million.

4. Material items affecting results

4.1 *Major Loss Events*

During 2001, 2002 and 2003, certain events occurred that impacted the Group's losses and loss expenses and in turn impacted the Group's results for these years.

During 2001, world insurance markets were impacted by several man-made, as well as natural, catastrophes. The Group was affected by three major events affecting gross losses in the 2001 financial year:

- the event of 11 September in the US, resulting in a gross loss of $150 million, or $26 million net of reinsurance (as at 31 December 2003 these losses are estimated at $135 million gross and $24 million net of reinsurance);
- the Tamil Tigers attack on Colombo airport, resulting in a gross loss of $36 million, or $5 million net of reinsurance; and
- a refinery fire in Toulouse, resulting in a gross loss of $59 million, or $6 million net of reinsurance.

As a result of the high level of losses and consequent claims on reinsurance, the Group purchased additional reinsurance coverage after 11 September, at a cost of approximately $16 million.

During 2002, the level of catastrophe losses in the market fell significantly, and the Group incurred no losses of a magnitude similar to those arising in 2001. However, the level of awards in US court cases led to an increase in the severity and frequency of losses in a number of casualty classes. This prompted the Group to carry out a reassessment of its likely losses in its US professional indemnity business (together with a reassessment of certain other classes), with a resulting strengthening of reserves of $45 million, part of an overall strengthening of reserves of $76 million.

During 2003, there has continued to be a relatively low incidence of catastrophic loss for the Group. The Group was affected by the strengthening of prior year reserves of $33 million, primarily in respect of the Legal Expenses class, which was discontinued in 2002, to respond to a higher than anticipated frequency and severity of losses arising from coverage written for The Accident Group agency in the United Kingdom.

4.2 *Reinsurance*

The Group generates results that may vary significantly from year to year depending on the occurrence of, and the Group's exposure to, natural and other disasters such as windstorms, earthquakes, floods, fires, explosions, terrorism and other catastrophic events. The frequency and severity of these types of events is inherently uncertain. To manage this exposure, the Group has established risk management procedures, including the management of aggregation of risk and the use of reinsurance, designed to manage its exposure to significant fluctuations in its results due to large loss events. See paragraph 11 of Part 1: Information on the Group for further information on the Group's risk management procedures.

A significant portion of the Group's reinsurance programme is purchased on a "losses occurring" basis. Premiums in respect of these reinsurance contracts are expensed over the period of coverage, which is generally 12 months from the date of inception of the policy.

The Group has purchased two whole account stop loss contracts, which protect, respectively, the 2001 and previous Lloyd's years of account, and the 2002 and 2003 Lloyd's years of account. The contract that protects the 2001 and prior Lloyd's years of account is accounted for as a deposit in accordance with FAS 113, and the deferred gain relating to this will be substantially recognised in income during 2004 and 2005. At 31 December 2003, the deferred gain not yet recognised as income was $29 million. This

treatment resulted in prior year loss deterioration in 2001, amounting to $11 million, because indemnity protection under the contract is not recognised until later reporting periods.

The contract that protects the 2002 and 2003 Lloyd's years of account is accounted for as insurance and includes an experience account, which is recognised as part of premiums and other receivables in the balance sheet as at 31 December 2003. A previous whole account stop loss contract that protected the 2002 Lloyd's year of account was commuted in 2002, generating a loss of $35 million in that year.

The Group has two types of intra-Group reinsurance in place:

- QQS reinsurance, whereby CICL provides whole account reinsurance of the Syndicate and Syndicate 1003 for the 2002 Lloyd's year of account and for the Syndicate for the 2003 Lloyd's year of account. Premiums written under these contracts are included in gross premiums written in the Corporate Reinsurance segment and this premium is eliminated on consolidation of the Group's results. These contracts reduce net premiums earned in the Lloyd's Direct and Lloyd's Reinsurance segments, and increase net premiums earned in the Corporate Reinsurance segment by an equal amount.
- A contract, whereby CICL and two third party reinsurers provide stop loss reinsurance of certain longer tail classes of business written by the Syndicate for the 2003 and 2004 Lloyd's underwriting years of account. Premiums written under this contract are recorded as part of gross premiums written in the Corporate Reinsurance segment and this effect is eliminated on consolidation of the Group's results. This contract reduces net premiums earned for the covered lines of business in the Lloyd's Direct and Lloyd's Reinsurance segments, and increases net premiums earned in the Corporate Reinsurance segment by CICL's proportion of the contract which is 95%.

The intra-Group reinsurance does not transfer risk outside the Group.

4.3 *Increased Underwriting Capacity through Capital Raise*

Part of the proceeds of the capital raise carried out during 2002 were used to acquire the remaining third party capital of Syndicate 1003, which is managed by CUAL up to and including the 2002 Lloyd's year of account. The cost of this acquisition was $51 million; this amount is capitalised as an intangible asset and is being amortised to income over 15 years. The remaining funds raised were used to capitalise CICL, which underwrote for its own account for the first time in 2002, and as pledged assets to support the underwriting of the Syndicate for 2002 and subsequent Lloyd's years of account.

As a result of the acquisition of the remaining capacity of Syndicate 1003 in 2002, future underwriting for Syndicate 1003 for 2003 and subsequent years was assumed by the Syndicate, which is wholly capitalised by the Group. Consequently, the underwriting capacity of the Syndicate has increased from £275 million for the 2002 Lloyd's year of account to £500 million for the 2003 and 2004 Lloyd's years of account. With effect from the 2003 Lloyd's year of account, all net underwriting profits and losses of Catlin-managed Syndicates are reflected in the net income of the Group.

5. Consolidated results of operations

	For the year ended 31 December ($ in thousands)		
	2003	2002	2001
Revenues			
Gross premiums written	1,198,214	722,858	434,296
Reinsurance premiums ceded	(113,080)	(126,618)	(134,687)
Net premiums written	1,085,134	596,240	299,609
Change in unearned premiums	(240,187)	(214,176)	228
Net premiums earned	844,947	382,064	299,837
Net investment income(1)	23,796	18,187	17,269
Net realised gains/(losses) on investments(1)	1,151	(1,096)	3,207
Net realised gains (losses) on foreign currency exchange	10,024	6,728	(543)
Other income	52	326	808
Total revenues	879,970	406,209	320,578
Expenses			
Losses and loss expenses	424,625	308,623	263,419
Policy acquisition costs	250,111	100,494	74,761
Administrative expenses	43,674	17,626	13,569
Other expenses	15,210	7,798	3,309
Total expenses	733,620	434,541	355,058
Income/(loss) before income tax benefit	146,350	(28,332)	(34,480)
Income tax (expense)/benefit	(19,337)	16,628	8,036
Net income (loss)	127,013	(11,704)	(26,444)
Loss ratio(2)	50.3%	80.8%	87.9%
Expense ratio(3)	36.6%	33.0%	30.6%
Combined ratio	86.9%	113.8%	118.5%
Adjusted combined ratio(4)	83.0%	85.9%	106.1%

(1) Paragraph 7 under the heading "Group Investments" contains a discussion of total investment return, which includes net investment income as well as net realised and unrealised gains (losses) on investments.

(2) Calculated as Losses and loss expenses, divided by Net premiums earned.

(3) Calculated as the total of Policy acquisition costs, Administrative expenses and Other expenses, divided by Net premiums earned.

(4) The adjusted combined ratio presents the Group's combined ratio adjusted to exclude certain of the material items described in paragraphs 4.1 and 4.2 above of this Part 7 and identified in the line items to the tables under "Adjusted Results Excluding Certain Material Items" in paragraph 5 of this Part 7. The adjusted combined ratio is a non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies. Less reliance should be placed on this adjusted combined ratio as a non-GAAP measure in assessing the Group's overall financial performance.

Segments

The following table presents the Group's gross premiums written and net premiums earned by segment, for each of the years ended 31 December 2003, 2002 and 2001.

Gross premiums written

	For the year ended 31 December ($ in thousands)		
	2003	**2002**	**2001**
Lloyd's Direct Insurance	906,250	574,398	373,702
Lloyd's Reinsurance	234,991	132,696	60,594
Corporate Direct Insurance	4,359	—	—
Corporate Reinsurance	253,683	93,121	—
Intra-segment reinsurance	(201,069)	(77,357)	—
	1,198,214	722,858	434,296

Net premiums earned

	For the year ended 31 December ($ in thousands)		
	2003	**2002**	**2001**
Lloyd's Direct Insurance	528,340	262,720	240,076
Lloyd's Reinsurance	152,268	76,743	59,761
Corporate Direct Insurance	2,337	—	—
Corporate Reinsurance	162,002	42,601	—
	844,947	382,064	299,837

Adjusted Results Excluding Certain Material Items

The following tables present the Group's adjusted results in 2001, 2002, and 2003, excluding certain of the material items described in paragraphs 4.1 and 4.2 above and identified in the line items in the tables below. In addition, the discussion below in paragraph 6 of this Part 7 under the heading "Underwriting results by segment", presents adjusted results that exclude certain material items identified in the text of such discussion. These adjusted results are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies.

Management uses adjusted earnings as one of many indicators in assessing the performance of the Group's various segments and lines of business. While adjusted results are not a substitute for the Group's GAAP results, management believes that these figures may provide useful additional information to investors when considered in conjunction with the GAAP results and other information included in this document. Less reliance should be placed on these adjusted results as a non-GAAP measure in assessing the Group's overall financial performance.

	For the year ended 31 December 2003						
	($ millions)				Ratios		
	NPE	**Net losses**	**Total expenses**	**Net income before tax**	**Loss**	**Expense**	**Combined**
Reported US GAAP results	844.9	(424.6)	(309.0)	146.4	50.3%	36.6%	86.9%
Add back prior year reserves strengthening primarily for Legal Expenses	—	32.6	—	32.6			
Total adjusted results	844.9	(392.0)	(309.0)	179.0	46.4%	36.6%	83.0%

	For the year ended 31 December 2002						
	($ millions)				Ratios		
	NPE	Net losses	Total expenses	Net income before tax	Loss	Expense	Combined
Reported US GAAP results	382.1	(308.6)	(125.9)	(28.3)	80.8%	33.0%	113.8%
Add back whole account stop loss commutation	35.1	—	—	35.1			
Add back prior year reserves strengthening the majority of which is for Professional Indemnity	—	76.1	—	76.1			
Total adjusted results	417.2	(232.5)	(125.9)	82.9	55.7%	30.2%	85.9%

	For the year ended 31 December 2001						
	($ millions)				Ratios		
	NPE	Net losses	Total expenses	Net income before tax	Loss	Expense	Combined
Reported US GAAP results	299.8	(263.4)	(91.6)	(34.5)	87.9%	30.6%	118.5%
Add back prior year loss deterioration resulting from stop loss accounting	—	10.8	—	10.8			
Add back WTC loss	—	26.1	—	26.1			
Total adjusted results	299.8	(226.5)	(91.6)	2.4	75.5%	30.6%	106.1%

Year ended 31 December 2003 compared to year ended 31 December 2002

Gross premiums written

Gross premiums written increased $475 million, or 66%, from $723 million in 2002 to $1,198 million in 2003. The majority of this increase occurred in the Lloyd's segments, which benefited from favourable premium rates. Growth in these segments was also driven by the acquisition of the remaining third party capital from Syndicate 1003, which contributed to the increase in the underwriting capacity of the Syndicate from £275 million in 2002 to £500 million in 2003, as well as from the further capacity increase resulting from the whole account qualifying quota share ("QQS") that applied for the 2003 year. The Corporate segments also grew in 2003, writing third-party business for the first time during the year.

Reinsurance premiums ceded

Reinsurance premiums ceded decreased by $14 million, or 11%, from $127 million in 2002 to $113 million in 2003. Adjusting for the effect of the stop loss commutation in 2002, reinsurance premiums ceded decreased by $49 million, or 30%.

The Group achieved savings in reinsurance costs when purchasing the reinsurance programme for 2003 as a result of the increased size and diversification of the portfolio, as well as a low incidence of losses covered by reinsurance in 2002.

Net premiums earned

Net premiums earned increased by $463 million, or 121%, from $382 million in 2002 to $845 million in 2003. Adjusting for the effects of the stop loss commutation in 2002, net premiums earned increased by $428 million, or 103%. The rate of increase of net premiums earned is larger than that of gross premiums written, largely reflecting the earning in 2003 of business written late in 2002, after the capital raise was completed.

Net investment income and net realised gains/(losses) on investments

Net investment income and net realised gains/(losses) on investments increased by $8 million, or 47%, from $17 million in 2002 to $25 million in 2003. Net investment income increased $6 million, from $18 million in 2002 to $24 million in 2003, and the Group realised net gains of $1 million on sales of investments during 2003, compared to a net realised loss of $1 million in 2002.

Net realised gains/(losses) on foreign currency exchange

Net realised gains/(losses) on foreign currency exchange increased by $3 million, or 43%, from $7 million in 2002 to $10 million in 2003, as a result of a weakening of the US dollar against the pound sterling, which resulted in gains on assets denominated in pounds sterling held in Bermuda.

Losses and loss expenses

Losses and loss expenses increased by $116 million, or 38%, from $309 million in 2002 to $425 million in 2003. Losses and loss expenses increased at a significantly lower rate than the growth in premium, representing the underlying profitability of the classes of business and the absence of both catastrophic losses and significant adverse development in prior years during the year. As a result, the Group's loss ratio improved by 30.5%, from 80.8% in 2002 to 50.3% in 2003.

Policy acquisition costs

Policy acquisition costs increased by $150 million, or 150%, from $100 million in 2002 to $250 million in 2003, reflecting the growth in scale of business as well as a change in mix of business towards classes with higher acquisition costs, such as Professional Indemnity, Specie and General Liability. In addition, during 2003, the Group refined its method of calculation of acquisition costs, resulting in a further increase, part of which was a one-time effect. These effects were partially offset by a reduction in the level of costs levied by Lloyd's.

Administrative and other expenses

Administrative and other expenses increased by $34 million, or 136%, from $25 million in 2002 to $59 million in 2003. This increase reflects higher personnel costs due to further increases in staff, premises and systems costs resulting from the business growth during the year.

Income tax (expense)/benefit

The income tax expense was $19 million in 2003, compared to a benefit of $17 million in 2002, due to profits generated by the Group's UK operations during 2003.

Net income/(loss)

As a result of the above factors, the Group generated net income of $127 million during 2003, compared to a net loss of $12 million in 2002.

Year ended 31 December 2002 compared to year ended 31 December 2001

Gross premiums written

Gross premiums written increased $289 million, or 66%, from $434 million in 2001 to $723 million in 2002. This increase occurred across the Lloyd's Direct Insurance and Lloyd's Reinsurance segments, largely reflecting rate increases in many lines of business subsequent to the event of 11 September and increased capacity in selected lines of business following the Group's capital increase in July 2002. Further growth came from the establishment of the Corporate Reinsurance segment, which assumed QQS reinsurance from Syndicate 1003 as well as intra-Group business from the Syndicate, which had the effect of increasing the underwriting capacity of the Syndicate.

Reinsurance premiums ceded

Reinsurance premiums ceded decreased by $8 million, or 6%, from $135 million in 2001 to $127 million in 2002, principally due to higher reinsurance costs in 2001 as the Group purchased additional reinsurance protection in the second half of the year to reinstate covers that had been exhausted.

Net premiums earned

Net premiums earned increased by $82 million, or 27%, from $300 million in 2001 to $382 million in 2002, reflecting a slower rate of growth than gross premiums written. Adjusting for the effects of the stop loss commutation in 2002, net premiums earned increased by $117 million, or 39%. Net premiums earned grew at

a slower rate than gross premiums earned, partly due to the fact that a substantial portion of the Group's business written after the capital increase in July 2002 was not fully earned during this year, partially offset by the recognition in 2002 of premium revenue from business written in the Lloyd's Reinsurance segment during the fourth quarter of 2001.

Net investment income and net realised gains/(losses) on investments

Net investment income and net realised gains/(losses) on investments decreased by $3 million, or 15%, from $20 million in 2001 to $17 million in 2002. Net investment income increased from $17 million in 2001 to $18 million in 2002, mostly reflecting the effect of higher weighted average investments associated with the capital increase in July 2002. In 2001 the Group realised a net realised gain of $3 million resulting from the sale of bonds in the Group's fixed income portfolio, compared to a net realised loss of $1 million in 2002.

Net realised gains/(losses) on foreign currency exchange

Net realised gains/(losses) on foreign currency gains increased by $8 million, from a loss of $1 million in 2001 to $7 million in 2002. This increase is primarily due to an exposure in pounds sterling at the end of 2002 arising from purchases of pounds sterling needed to acquire the third party capital of Syndicate 1003 and the general strengthening in 2002 of the pound sterling against the US dollar.

Losses and loss expenses

Losses and loss expenses increased by $46 million, or 17%, from $263 million in 2001 to $309 million in 2002, reflecting the relative growth in business, as well as the strengthening in reserves discussed above in paragraph 4.1. The impact of this strengthening on the Group's consolidated loss ratio was more than offset by the absence of the large losses incurred in 2001, resulting in an improvement in the loss ratio of 7.1%, from 87.9% in 2001 to 80.8% in 2002.

Policy acquisition costs

Policy acquisition costs increased by $25 million, or 33%, from $75 million in 2001 to $100 million in 2002. This increase is primarily attributable to the greater volumes of business written, particularly in the Lloyd's Direct Insurance and the Lloyd's Reinsurance segments, as well as a change in the mix of business underwritten towards classes that attract higher brokerage fees.

Administrative and other expenses

Administrative and other expenses increased by $8 million, or 47%, from $17 million in 2001 to $25 million in 2002. This increase was mainly due to higher salaries associated with an increase in staff, higher Lloyd's-related expenses resulting from an increase in business written, and higher costs for premises.

Income tax benefit

Income tax benefit increased by $9 million, or 113%, from $8 million in 2001 to $17 million in 2002, resulting from the application of a higher deferred tax benefit as a result of increased loss carryforwards in the UK ($19 million in 2002 compared to $12 million in 2001) against a lower current tax expense ($2 million in 2002 compared to $4 million in 2001).

Net income/(loss)

The net loss decreased by $14 million, or 54%, from a loss of $26 million in 2001 to a loss of $12 million in 2002.

6. Underwriting results by segment

The Group's underwriting results by segment are presented prior to adjustments necessary to eliminate inter-segment reinsurance transactions on consolidation. Administrative and other expenses are managed on a Group basis and are allocated between segments based on net premiums earned. The gross premiums written by line and class of business have been extracted from the Group's underlying financial information from which the Group's annual consolidated financial statements are compiled, without material adjustment.

6.1 *Lloyd's Direct*

	For the year ended 31 December ($ in thousands)		
	2003	2002	2001
Gross premiums written	906,250	574,398	373,702
Reinsurance premiums ceded	(261,151)	(180,432)	(136,091)
Net premiums written	645,099	393,966	237,611
Change in unearned premiums	(116,759)	(131,246)	2,465
Net premiums earned	528,340	262,720	240,076
Losses and loss expenses	(271,696)	(225,454)	(179,014)
Expenses	(225,916)	(99,378)	(81,587)
Underwriting result	30,728	(62,112)	(20,525)
Loss ratio	51.4%	85.8%	74.6%
Expense ratio	42.8%	37.8%	34.0%
Combined ratio	94.2%	123.6%	108.6%

The following table presents the gross premiums written by line and class of business for the Lloyd's Direct segment, for each of the years ended 31 December 2003, 2002 and 2001.

	For the year ended 31 December ($ in millions)		
	2003	2002	2001
Property			
Non-marine Facultative Property	119	61	30
Energy	100	52	43
Non-marine Binding Authorities	92	81	69
Specie	74	45	21
Aviation	67	22	11
War and Terrorism	57	76	46
Marine Hull	47	22	13
Equine	33	13	8
Cargo	28	24	11
Satellite	25	5	5
UK Commercial Property	17	11	28
Other	2	2	5
Total Property	661	414	290
Casualty			
General Liability	79	31	13
Professional Indemnity	44	27	2
Marine and Energy Liability	39	19	17
Financial Institutions	21	12	6
Medical Malpractice	21	17	—
Total Casualty	204	106	38
Total Other	41	54	46
Total Lloyd's Direct Segment	906	574	374

Year ended 31 December 2003 compared to year ended 31 December 2002

Gross premiums written

Gross premiums written increased by $332 million, or 58%, from $574 million in 2002 to $906 million in 2003.

During 2003, the Group continued to experience significant growth across many classes of business, largely due to the acquisition of the remaining third party capital of Syndicate 1003 and a generally favourable trading and pricing environment. In the Property line of business, gross premiums written increased in substantially all classes of business. Gross premiums written in the Energy class of business increased by $48 million or 92%, primarily due to a run-off contract assumed from a significant London Market insurer that has exited this class of business. In the latter part of 2002, new specialised underwriters were recruited, resulting in increased gross premiums written in 2003 in the Aviation ($45 million or 205%) and Satellite ($20 million or 400%) classes of business. In the Equine class of business, the Group entered into a new relationship with a specialised coverholder, resulting in an increase in gross premiums written of $20 million or 154%. Gross premiums written also increased in the Non-marine Facultative ($58 million or 95%), Specie ($29 million or 64%) and Marine Hull ($25 million or 114%) classes of business. These increases were partly offset by the War and Terrorism class of business, which declined by $19 million, or 25%, due in part to reduced demand by policyholders.

In the Casualty line of business, all classes of business experienced growth in gross premiums written. In particular, General Liability increased by $48 million, or 155%, Marine and Energy Liability by $20 million, or 105%, and Professional Indemnity, by $17 million, or 63%.

Gross premiums written declined in the Other line of business, primarily due to the exit of the Group from the Legal Expenses class of business. This decline was partially offset by growth in gross premiums written in the Personal Accident class of business.

Net premiums earned

Net premiums earned increased by $265 million, or 101%, from $263 million in 2002 to $528 million in 2003. Adjusting for the effects of the stop loss commutation, which increased net premiums earned for this segment in 2002, net premiums earned increased by $235 million, or 80%.

Net premiums earned grew at a faster rate in 2003 than in 2002, primarily due to the substantial element of gross premiums that was written late in 2002, after the capital raise, which was earned in 2003.

Losses and loss expenses

Losses and loss expenses increased by $47 million, or 21%, from $225 million in 2002 to $272 million in 2003. Adjusting for the effects of prior year reserve strengthening in both 2003 and 2002 in this segment, losses and loss expenses increased by $66 million, or 38%.

During 2003, losses and loss expenses continued to increase at a lower rate than net premiums earned, reflecting the overall strong profitability of the underlying classes of business. The Energy class of business experienced a loss at a facility in Canada, resulting in net losses of $13 million.

As a result of the above, the loss ratio improved by 34.4%, from 85.8% in 2002 to 51.4% in 2003.

Expenses

Expenses increased by $127 million, or 128%, from $99 million in 2002 to $226 million in 2003. Of this amount, acquisition costs increased by $113 million, or 135%, from $84 million in 2002 to $197 million in 2003 and overhead costs increased by $14 million, or 93%, from $15 million in 2002 to $29 million in 2003 largely in line with the increase in the size of the Group's operations.

Acquisition costs have increased primarily due to a change in the mix of business towards classes with higher acquisition costs, such as Specie, General Liability and Professional Indemnity, all of which have experienced a higher than average growth in gross premiums written during the year. In addition, during 2003, the Group refined its method of calculation of acquisition costs, resulting in a further increase, part

of which was a one-time effect. These effects were partially offset by a reduction in the level of costs levied by Lloyd's.

As a result of the above, the expense ratio grew by 5.0%, from 37.8% in 2002 to 42.8% in 2003.

Underwriting result

As a result of the above items, the underwriting result for this segment improved by $93 million, from a loss of $62 million in 2002 to a profit of $31 million in 2003. The combined ratio improved by 29.4%, from 123.6% in 2002 to 94.2% in 2003.

Year ended 31 December 2002 compared to year ended 31 December 2001

Gross premiums written

Gross premiums written increased by $200 million, or 53%, from $374 million in 2001 to $574 million in 2002.

During 2002, the Group experienced significant growth in various lines of business, particularly as a result of rate increases and demand for underwriting capacity following the event of 11 September. Within the Property line of business, Non-marine Facultative Property increased by $31 million or 103%, Specie by $24 million or 114%, War and Terrorism by $30 million or 65% and Non-marine Binding Authorities by $12 million, or 17%. The maximum line size in respect of the Non-marine Facultative line of business was increased following the capital raise in July 2002 in order to take advantage of the improved pricing environment.

During the last part of 2001 and in 2002, a number of experienced underwriters and staff were recruited in certain Property and Casualty classes of business, resulting in increased gross premiums written in 2002 in General Liability ($18 million or 138%), Cargo ($13 million, or 118%) and Medical Malpractice, which was a new class of business for the Group in 2002 and wrote premiums of $17 million.

These increases were partially offset by a decrease in gross premiums written in UK Commercial of $17 million, or 61%, following a decision in 2001 to end a relationship with a coverholder that was specialised in this class of business.

Net premiums earned

Net premiums earned increased by $23 million, or 10%, from $240 million in 2001 to $263 million in 2002. After adjusting for the effect of the stop loss commutation in 2002, net premiums earned increased by $53 million, or 22%.

Net premiums earned grew at a lower rate than gross premiums written primarily due to elements of the growth in gross premiums written not taking place until later in 2002, following the capital raise that was principally completed in July. Also during 2002, the Group wrote a number of longer-term contracts as well as coverage for a material construction facility in the Rig class within the Property line of business. The duration of these policies is greater than one year, which means that the premium written will be recognised in income over a longer period of time and therefore, in 2002, premium earned will be lower than premium written for these contracts.

Losses and loss expenses

Losses and loss expenses increased by $46 million, or 26%, from $179 million in 2001 to $225 million in 2002. Adjusting for the effect of prior year reserve strengthening in both years and the event of 11 September, losses and loss expenses increased by $22 million, or 15%, in 2002.

Losses and loss expenses have generally increased at a lower rate than the growth in business. This is due to the impact of the event of 11 September on losses and loss expenses in 2001, with no loss event of comparable magnitude in 2002. In addition, a significant portion of the premium increases in 2002 represent increases in the price of policies rather than increases in amount of risk that has been assumed by the Group.

Following a thorough reserve review of the Group's US professional liability business, the Group adjusted its reserving model and the level of carried reserves for this business. Primarily as a result of this review, losses and loss expenses in the Professional Indemnity class of business increased. In War and Terrorism, losses increased during 2002, largely due to reserve strengthening on policies affected by political and economic instability in Argentina and Cuba. In the Specie class of business, losses increased during 2002 as a result of a higher incidence than usual of medium sized losses. In the Legal Expenses class of business, losses increased due to reserve strengthening required following a higher than expected incidence of loss and the effect of the insolvency of a coverholder that underwrote this class of business on behalf of the Group. As a result of the above, the loss ratio increased 11.2%, from 74.6% in 2001 to 85.8% in 2002.

Expenses

Expenses increased by $17 million, or 21%, from $82 million in 2001 to $99 million in 2002. Of this amount, acquisition costs increased by $16 million, or 24%, from $68 million in 2001 to $84 million in 2002 and overhead costs increased by $1 million, or 7%, from $14 million in 2001 to $15 million in 2002.

Acquisition expenses increased at a lower rate than premium, reflecting changes in the mix of business towards classes with lower acquisition costs, such as Medical Malpractice, which was new in 2002, and Non-marine Facultative Property, as well as a decrease in gross premiums written in UK Commercial Property, which attracted high acquisition costs. In addition, as a result of the material growth of the business particularly resulting from the 2002 capital raise, other expenses such as salaries and premises costs increased significantly since the Group recruited a significant number of new employees during 2002.

As a result of the above, the expense ratio increased by 3.8%, from 34.0% in 2001 to 37.8% in 2002.

Underwriting result

As a result of the above items, the underwriting result for this segment decreased by $41 million, or 195%, from a loss of $21 million in 2001 to a loss of $62 million in 2002. The combined ratio increased 15.0%, from 108.6% in 2001 to 123.6% in 2002.

6.2 *Lloyd's Reinsurance*

	For the year ended 31 December ($ in thousands)		
	2003	**2002**	**2001**
Gross premiums written	234,991	132,696	60,594
Reinsurance premiums ceded	(52,637)	(23,543)	1,404
Net premiums written	182,354	109,153	61,998
Change in unearned premiums	(30,086)	(32,410)	(2,237)
Net premiums earned	152,268	76,743	59,761
Losses and loss expenses	(59,018)	(58,488)	(84,405)
Expenses	(52,392)	(18,624)	(10,052)
Underwriting result	40,858	(369)	(34,696)
Loss ratio	38.8%	76.2%	141.2%
Expense ratio	34.4%	24.3%	16.8%
Combined ratio	73.2%	100.5%	158.0%

The following table presents the gross premiums written by line and class of business for the Lloyd's Reinsurance segment, for each of the years ended 31 December 2003, 2002 and 2001.

	For the year ended 31 December ($ in millions)		
	2003	2002	2001
Property			
Property Catastrophe and Risk Excess	111	63	29
Non-marine Proportional Treaty	43	18	3
Aviation and Marine Non-proportional Treaty	8	—	—
Total Property	162	81	32
Casualty			
Professional Indemnity	52	39	20
Motor Excess of Loss	21	13	9
Total Casualty	73	52	29
Total Lloyd's Reinsurance Segment	235	133	61

Year ended 31 December 2003 compared to year ended 31 December 2002

Gross premiums written

Gross premiums written increased by $102 million, or 77%, from $133 million in 2002 to $235 million in 2003, primarily as a result of the acquisition of the remaining third party capital of Syndicate 1003 and a favourable trading environment in terms of pricing and business opportunities.

Most of the increase occurred in the Property line of business. The Property Catastrophe and Risk Excess class of business experienced an increase in gross premiums written of $48 million, or 76%, from $63 million in 2002 to $111 million in 2003. The Aviation and Marine Non-proportional Treaty class of business was new in 2003, contributing $8 million in gross premiums written. The Group took advantage of particularly favourable market opportunities and trading conditions in the Non-marine Proportional Treaty class of business, resulting in an increase in gross premiums written of $25 million, or 139%, from $18 million in 2002 to $43 million in 2003.

In the Casualty line of business, growth in gross premiums written was driven by the Professional Indemnity class of business, which increased $13 million, or 33%, from $39 million in 2002 to $52 million in 2003.

Net premiums earned

Net premiums earned increased $75 million, or 97%, from $77 million in 2002 to $152 million in 2003. Adjusting for the effects of the stop loss commutation on this segment in 2002, net premiums earned increased by $71 million, or 87%.

In contrast to the Lloyd's Direct segment, which wrote significant additional premium after the capital raise in 2002 that was earned in 2003, in this segment that effect was mostly limited to the Casualty line of business, where the Professional Indemnity class of business wrote additional business late in 2002 that was earned during 2003.

Losses and loss expenses

Losses and loss expenses increased slightly, by $1 million, or 2%, from $58 million in 2002 to $59 million in 2003. Adjusting for the effect of prior year reserve strengthening on this segment, losses and loss expenses increased by $24 million, or 71%. Losses and loss expenses have increased at a lower rate than net premiums earned, reflecting the strong profitability of the underlying classes of business during the year.

Expenses

Expenses increased by $33 million, or 174%, from $19 million in 2002 to $52 million in 2003. Of this amount, acquisition costs increased by $30 million, or 214%, from $14 million in 2002 to $44 million in 2003 and overhead costs increased by $3 million, or 60%, from $5 million in 2002 to $8 million in 2003. The expense ratio grew by 10.1%, from 24.3% in 2002 to 34.4% in 2003. The expense ratio is lower for Lloyd's Reinsurance segment than for Lloyd's Direct, reflecting the generally lower acquisition costs for Property reinsurance classes of business.

Underwriting result

As a result of the above items, the underwriting result for this segment increased by $41 million, from a loss of $0.4 million in 2002 to a profit of $41 million in 2003. The combined ratio improved by 27.3%, from 100.5% in 2002 to 73.2% in 2003.

Year ended 31 December 2002 compared to year ended 31 December 2001

Following the event of 11 September and other large loss events, particularly in the US, there was a reduction in world capacity for the reinsurance of the affected lines of business. These market adjustments were more significant in the reinsurance markets than in the direct insurance markets. The Lloyd's Reinsurance segment results in 2002 reflect the effects of these increased opportunities.

Gross premiums written

Gross premiums written increased by $72 million, or 118%, from $61 million in 2001 to $133 million in 2002. The main drivers of that increase were the Property Catastrophe and Risk Excess and the Non-marine Proportional Treaty classes within the Property line of business, which together contributed $49 million of the total increase. Following the capital increase in July 2002, the maximum line size of both of these classes of business were increased in order to take advantage of significant rate and volume increases. In addition, in the Casualty line of business, gross premiums written in Professional Indemnity class of business almost doubled, increasing by $19 million or 95%, as the Group was able to take advantage of a reduction in world underwriting capacity and the resulting rate increases.

Net premiums earned

Net premiums earned increased by $17 million, or 28%, from $60 million in 2001 to $77 million in 2002. Adjusting for the effect of the stop loss commutation in 2002, net premiums earned increased by $22 million, or 36%.

In the Casualty line of business, the Professional Indemnity class of business experienced a much slower increase in net premiums earned, due to opportunities arising later in the year, particularly after the 2002 capital raise. Offsetting this was the effect of a significant amount of premium that was written late in 2001, after the event of 11 September, which was earned in 2002.

Losses and loss expenses

Losses and loss expenses decreased by $26 million, or 31%, from $84 million in 2001 to $58 million in 2002. Adjusting for the effects of prior year loss reserve strengthening, losses and loss expenses decreased by $41 million, or 54%.

This improvement was due to a relatively lower incidence of loss in 2002, compared to multiple large losses occurring in 2001, primarily the event of 11 September, which resulted in a net loss of $26 million, of which $9 million impacted the Lloyd's Reinsurance segment. As a result of the high level of reinsurance recoveries, additional reinsurance protection was purchased in the second half of 2001 to reinstate covers which had been exhausted. The resulting relatively significant movement in the loss ratio contrasts to the Lloyd's Direct segment, where most lines of business were more protected by reinsurance contracts and therefore did not fluctuate as widely in years of large losses.

Offsetting these decreases, losses and loss expenses in the Professional Indemnity class of business increased 156% in 2002, primarily due to the same factors that prompted the reserve strengthening described in the Lloyd's Direct segment above.

As a result of the factors above, the loss ratio improved by 65.0%, from 141.2% in 2001 to 76.2% in 2002.

Expenses

Expenses increased by $9 million, or 90%, from $10 million in 2001 to $19 million in 2002. Of this amount, acquisition costs increased by $7 million, or 100%, from $7 million in 2001 to $14 million in 2002 and overhead costs increased by $2 million, or 67%, from $3 million in 2001 to $5 million in 2002.

The increase in the level of expenses was due to higher direct acquisition costs as a function of premium growth, while the remainder of the increase was due to higher salaries and costs of premises due to the recruitment of additional employees.

As a result of the above, the expense ratio grew by 7.5%, from 16.8% in 2001 to 24.3% in 2002.

Underwriting result

As a result of the above items, the underwriting result for this segment improved from a loss of $35 million in 2001 to a loss of $0.4 million in 2002. The combined ratio also improved, from 158.0% in 2001 to 100.5% in 2002.

6.3 *Corporate Direct*

	For the year ended 31 December ($ in thousands)		
Corporate Direct	**2003**	**2002**	**2001**
Gross premiums written	4,359	—	—
Reinsurance premiums ceded	(361)	—	—
Net premiums written	3,998	—	—
Change in unearned premiums	(1,661)	—	—
Net premiums earned	2,337	—	—
Losses and loss expenses	(712)	—	—
Expenses	(449)	—	—
Underwriting result	1,176	—	—
Loss ratio	30.5%	—	—
Expense ratio	19.2%	—	—
Combined ratio	49.7%	—	—

The following table presents the gross premiums written by line and class of business for the Corporate Direct segment, for the year ended 31 December 2003.

	For the year ended 31 December ($ in millions)		
	2003	2002	2001
Property			
War and Terrorism	2	—	—
UK Commercial Property	—	—	—
Structured Risk	—	—	—
Total Property	2	—	—
Casualty			
Medical Malpractice	2	—	—
UK liability	—	—	—
Total Casualty	2	—	—
Total Corporate Direct Segment	4	—	—

Year ended 31 December 2003 compared to year ended 31 December 2002

The Corporate Direct segment commenced underwriting during 2003. During the year it wrote $2 million of premiums in the War and Terrorism class of business, as well as $2 million of premiums in the Medical Malpractice class of business. Approximately 58% of net premiums written in this segment were earned in 2003.

6.4 *Corporate Reinsurance*

	For the year ended 31 December ($ in thousands)		
Corporate Reinsurance	2003	2002	2001
Gross premiums written	253,683	93,121	—
Reinsurance premiums ceded	—	—	—
Net premiums written	253,683	93,121	—
Change in unearned premiums	(91,681)	(50,520)	—
Net premiums earned	162,002	42,601	—
Losses and loss expenses	(93,199)	(24,681)	—
Expenses	(30,238)	(7,916)	—
Underwriting result	38,565	10,004	—
Loss ratio	57.5%	57.9%	—
Expense ratio	18.7%	18.6%	—
Combined ratio	76.2%	76.5%	—

The following table presents the gross premiums written by line and class of business for the Corporate Reinsurance segment, for the years ended 31 December 2003 and 2002.

	For the year ended 31 December ($ in millions)		
	2003	2002	2001
Property			
Property Catastrophe and Risk Excess	20	—	—
Non-marine Proportional Treaty	4	—	—
Structured Risk	—	—	—
Total Property	24	—	—
Casualty			
Professional Indemnity	28	—	—
Total Casualty	28	—	—
Intra-Group and other QQS Reinsurance	202	93	—
Total Corporate Reinsurance Segment	254	93	—

Year ended 31 December 2003 compared to year ended 31 December 2002

Gross premiums written

Gross premiums written increased by $161 million, or 173%, from $93 million in 2002 to $254 million in 2003.

Of the premiums written during 2003, $52 million represent third party business. In the Property line of business, this segment wrote $24 million of premiums, primarily in the Property Catastrophe and Risk Excess class of business. In addition, the segment wrote $28 million of Casualty business, in the Professional Indemnity class of business.

The remainder of the premiums in 2002 of $202 million were generated from the QQS assumption of the 2003 Lloyd's year of account business from the Syndicate, as well as the stop loss reinsurance of several longer tailed classes of business written by the Syndicate in the Lloyd's 2003 year of account.

Net premiums earned

Net premiums earned increased by $119 million, or 277%, from $43 million in 2002 to $162 million in 2003. Of the premiums earned, $27 million represent third party business.

Net premiums earned grew at a faster rate than gross premiums written, reflecting the earning of QQS business, first written in 2002 and not fully earned in that year, as well as the earning of third party business written for the first time during 2003.

Losses and loss expenses

Losses and loss expenses increased by $68 million, or 272%, from $25 million in 2002 to $93 million in 2003. Of the total losses and loss expenses for 2003, $84 million, or 90%, relate to the QQS assumption of business written by the Syndicate.

Expenses

Expenses increased by $22 million, or 275%, from $8 million in 2002 to $30 million in 2003. Of the total expenses for 2003, $16 million or 53% relate to acquisition costs in respect of the QQS assumption of business written by the Syndicate.

Year ended 31 December 2002 compared to year ended 31 December 2001

The Group's Corporate Reinsurance segment, underwritten in CICL, started writing business during 2002. Its only business in this year was a QQS assumption of the 2002 Lloyd's year of account business from the Syndicate and Syndicates 1003 and 2600. The results of this segment are better than the corresponding results of the Lloyd's segments for the same period, since the Lloyd's segments' results also include earned effects of less profitable underwriting in the 2001 and prior Lloyd's years of account, which do not affect the Corporate Reinsurance segment.

7. Group investments

The Group's financial results are, in part, dependent upon the quality and performance of its investment portfolio. As at 31 December 2003, the Group's invested assets totalled $1,237 million and was comprised of fixed income securities, cash and cash equivalents and an investment in an associate. The Group's investment securities are classified as "available for sale" and, therefore, are carried on the balance sheet at their fair value. Changes in fair value are recorded in Other Comprehensive Income in stockholders' equity on the balance sheet.

	For the year ended 31 December ($ in thousands)		
	2003	2002	2001
Total invested assets	1,237,215	770,504	256,524
Net investment income	23,796	18,187	17,269
Net realised gains/(losses) on investments	1,151	(1,096)	3,207
Net unrealised gains on investments	3,697	1,120	15
Total investment return	28,644	18,211	20,491

Year ended 31 December 2003 compared to year ended 31 December 2002

Total invested assets and cash increased $466 million, or 60%, from $771 million at the end of 2002 to $1,237 million at the end of 2003. This is primarily due to the significant cash flow from operations during 2003, as well as the effect of drawing $50 million in respect of a $100 million revolving loan facility during 2003. A significant portion of these funds are held as cash and short-term investments in anticipation of rising interest rates in the future.

Total investment return increased by $11 million, or 61%, from $18 million in 2002 to $29 million in 2003. The continuation of record low interest rates in the US, coupled with a further shortening of the duration of the portfolio, has resulted in a decrease in the Group's total investment yield during 2003, from 3.6% for 2002 to 2.8% for 2003.

Year ended 31 December 2002 compared to year ended 31 December 2001

Total invested assets increased $514 million, or 200%, from $257 million at the end of 2001 to $771 million at the end of 2002. This is primarily due to the significant additional capital funding of $463 million (net of expenses) that was raised during 2002. These funds were kept in money market instruments until mid 2003.

Total investment return declined by $2 million, from $20 million in 2001 to $18 million in 2002 and total investment yield decreased from 8.6% for 2001 to 3.6% for 2002. In the fourth quarter of 2001, the Group shortened the duration of its investment portfolio due to anticipated cash flow demands, predominantly driven by losses from the event of 11 September. As a result, significant capital gains were recognised when higher yielding bonds were sold as interest rates dropped. In 2002, the portfolio began the year with a lower average yield and a shorter duration. During 2002, yields continued to fall and the Group continued to shorten the duration of its portfolio. In addition, the significant inflow of new equity funding resulted in an unusually large cash and short-term position. As a result, lower interest yields were achieved and losses were realised.

8. Liquidity and capital resources

The principal sources of funds for the Group's operations consist of insurance and reinsurance premium collections and net investment income. The principal uses are the payment of claims related to insurance and reinsurance risks and operating expenses as well as capital expenditures, the purchase of reinsurance and the servicing of the Group's debt obligations. The Group has not paid dividends in 2001, 2002 or 2003.

The Group's businesses throughout the world are subject to both regulatory and solvency requirements. On both an individual company and on an aggregate basis, the Group exceeds the minimum solvency requirements. At this time, the Group is unaware of any recommendations or planned actions by regulatory authorities that would have a material adverse effect on the Group's operations or liquidity.

8.1 *Liquidity requirements*

As at 31 December 2001, the Group had debt outstanding amounting to approximately $21 million, primarily in the form of non-collateralised money market loans at rates of interest ranging from 3.425% to 3.482%. These loans were used to provide short-term financing to enable the Group to meet gross funding requirements in respect of losses from the event of 11 September and were repaid during 2002.

As at 31 December 2002, the Group had no significant debt outstanding.

As at 31 December 2003, debt outstanding was $50 million, all of which was owed under a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to CGL; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than 22 November 2005. This loan has been used to capitalise CICL.

8.2 *Liquidity sources*

As at 31 December 2003, the Group's consolidated total invested assets were $1,237 million, which includes cash and short-term instruments of $479 million. The Group's investment portfolio consists solely of highly liquid, highly rated investments, which can be sold to raise funds if required. In addition, as described above, the Group has a further $50 million available to it in undrawn funds from the $100 million revolving loan facility. A key objective of the Group's investment policy is to match the currency of its risks to the currency of its investments in order to avoid foreign exchange exposure.

Cash flows from operations were $26 million in 2001, $84 million in 2002 and $339 million in 2003. Cash flows that arise in the Syndicate are subject to restrictions imposed by Lloyd's. These cash flows can be used to pay expenses, including claims and reinsurance costs in respect of the business of the Syndicate. However, under the Lloyd's accounting system, net profits arising for a given Lloyd's year of account are only distributable from premium trust funds following the closure of that year of account, which is normally at the end of the third year after commencement of underwriting for that year of account.

8.3 *Capital resources*

At 31 December 2002, the Group had standby committed facilities available in the amount of £169,860,000, in the form of a single Letter of Credit ("LOC") that was issued in order to provide funds at Lloyd's. This amount was increased to £189,860,000 during 2003. It was replaced by a combination of a Third Party Deposit Trust (the "Trust") and an LOC on 22 November 2003. In total, the funds at Lloyd's requirement was £203,500,000 at 31 December 2003. This requirement was satisfied by a new LOC issued in the amount of £101,750,000 and the Trust holding US dollar assets admissible to Lloyd's in aggregate of £101,750,000.

The new LOC issued was part of a $350 Million Letter of Credit/Revolving Loan Facility (the "Club Facility") which was put in place in November 2003. The Club Facility comprises a $100 million revolving loan facility, described in paragraph 7.1 of this Part 7, a 4-year $200 million funds at Lloyds

LOC ("Facility B") and a 1-year, $50 million Standby LOC facility ("Facility C") available for utilisation by CICL.

Under the terms of Facility B, collateral of $45 million must be provided by 30 June 2005 and a further $30 million by June 30, 2006. Facility B costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilised portion of the facility costs 50 basis points per annum.

Facility C is 50% unsecured. At 31 December 2003, $1,605,553 in LOCs were outstanding. Facility C costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilised portion of the facility costs 35 basis points per annum.

9. Quantitative and qualitative disclosures about market risk and other risks

9.1 *Investment Risk*

Market risk can be described as the risk of the change in value of an asset due to changes in equity prices, creditworthiness, interest rates, foreign exchange, and other factors. In addition, there is the risk of not being able to access certain assets when needed due to liquidity problems. The Group is exposed to all these risks, with the exception of changes in equity prices since the Group's investment portfolio does not include equities.

9.2 *Credit risk*

The Group is exposed to credit risk in its investment portfolio and from receivables from third party reinsurers and brokers. The Group's fixed income securities are exposed to potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. Reinsurance recoverables are exposed to the potential change in the financial position of third party reinsurers affecting their ability to respond to the Group's insurance losses. Receivables from brokers are also exposed to the potential change in their financial position.

The Group manages its investment credit risk through a conservative investment policy that is executed through carefully selected fund managers. All Group and subsidiary assets are managed at the Group level by the Group Chief Investment Officer, operating within policy and instructions set by the Investment Committee of the Board. As at 31 December 2003, 87% of the Group's invested assets were rated AA− or Aa3 or better by either Standard & Poor's or Moody's, with an overall weighted average of AAA. The Group Chief Investment Officer monitors the performance of the Group's investment managers and their compliance with investment instructions.

Reinsurance recoverable credit risk is managed at the Group level through the Reinsurance Security Committee chaired by the Group Chief Financial Officer. This committee sets security standards for reinsurer approval incorporating ratings by major rating agencies and considering current market information. The Security Standards Committee also sets maximums for exposure to any one third party reinsurance group.

The Group's exposure to credit risk through its brokers has had no material effect on its financial statements over the past three years. Broker credit risk is monitored by the Group and only those brokers that have been reviewed and approved by a dedicated committee at CUAL or senior management at CICL can be utilised.

9.3 *Liquidity risk*

The Group is required to generate sufficient cash flows to meet the short- and long- term cash requirements of its business operations.

The underwriting operations' short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses, purchasing reinsurance and day-to-day operating expenses. The Group is also subject to requirements from the various regulatory bodies which require funds to be held in trust accounts for the protection of insureds and claimants. Some regulatory bodies further require additional funds or other securities to be held against the possibility of claim experience worse than generally expected. There are restrictions on the Group's ability to withdraw certain of these funds. In Singapore

and Kuala Lumpur, the Group is subject to limitations regarding the repatriation of funds. As at 31 December 2003 these restrictions impacted $7 million of Group funds.

The Group Chief Investment Officer monitors cash flow and manages investments to ensure the availability of cash or other security as required to meet these obligations. The treasurer maintains flexible debt facilities to supplement underwriting cash flow for unexpected large policyholder claim demands.

The Company is a holding company and as such is largely dependent on dividends from its subsidiaries for funding purposes. In various jurisdictions, the ability of a regulated insurance or reinsurance company to declare and pay dividends above specified thresholds is subject to regulatory restrictions. Paragraph 2.30 of Part 4: Risk Factors contains further information on the company's dependence on the payment of dividends by its subsidiaries.

9.4 *Interest rate risk*

The Group's investment assets are subject to interest rate risk. The Group's interest rate risk is concentrated principally in the US and the UK and is highly sensitive to factors such as governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of the Group's consolidated net assets to a 1% increase in interest rates would be a reduction in the fair value of fixed income assets of $13 million.

The Group also has short-term debt outstanding. Interest on its bank borrowings under the Club Facility is charged at the three month Libor rate plus 85 basis points. The interest expense for 2003 was $0.6 million and is included in administrative expenses. The estimated annual increase in interest expense in the event of a 1% increase in the three month Libor rate is $0.5 million.

9.5 *Foreign exchange risk*

The Group's general policy is to invest in assets that match the currency in which it expects related liabilities to be paid. Shareholders' equity held in subsidiaries is kept in local currencies to the extent that it is required to satisfy regulatory and other capital requirements. This facilitates the Group's efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. However, this may result in adverse effects on the Group's reported shareholders' equity when expressed in US dollars.

The Group publishes its financial statements in US dollars. Therefore, fluctuations in exchange rates used to translate other currencies, such as the pound sterling, Canadian dollar, euro and Singapore dollar, into US dollars will impact its reported financial condition, results of operations and cash flows from year to year. For 2003 approximately 30% of gross premiums written and 14% of invested assets and cash were denominated in currencies other than the US dollar. Foreign exchange translation adjustments, primarily between the pound sterling and the US dollar, impacted the Group's net income by $10 million, $6.7 million and $(0.5) million in 2003, 2002 and 2001, respectively.

9.6 *Other risks*

For a discussion of regulatory, operational and insurance risks faced by the Group, please refer to Part 1: Information on the Group and Part 4: Risk Factors.

PART 8: ACCOUNTANTS' REPORT

The following is the text of the report on Catlin Group Limited by PricewaterhouseCoopers LLP, Reporting Accountants:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Catlin Group Limited
Second Floor
Swan Building
26 Victoria Street
Hamilton
Bermuda HM 12

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

J. P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

1 April 2004

Dear Sirs

Catlin Group Limited

Introduction

We report on the consolidated financial information set out below. This consolidated financial information has been prepared for inclusion in the listing particulars dated 1 April 2004 (the "listing particulars") of Catlin Group Limited (the "Company"), a holding company incorporated on June 25, 1999 under the laws of Bermuda. The Company and its subsidiaries are referred to as the "Catlin Group" or the "Group".

Basis of preparation

The consolidated financial information set out below, which is presented in United States Dollars ("$"), has been prepared in accordance with accounting principles generally accepted in the United States of America and is based on the audited consolidated financial statements of the Company for the three years ended 31 December 2003.

Responsibility

Such financial statements are the responsibility of the Directors of the Company, who approved their issue. The Directors of the Company are responsible for the contents of the listing particulars in which this report is included.

It is our responsibility to compile the consolidated financial information set out in our report from the financial statements, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence included that previously obtained by PricewaterhouseCoopers Bermuda relating to the audits of the financial statements underlying the consolidated financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the consolidated financial

information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the Catlin Group as at the dates stated and of its profits or losses and cash flows for the years then ended.

CONSOLIDATED BALANCE SHEETS

	Notes	At 31 December 2001 $'000	2002 $'000	2003 $'000
Assets				
Invested assets				
Available for sale fixed maturities, at fair value (amortised cost 2001: $150.6m, 2002: $166.8m, 2003: $750.1m)	4	151,987	169,284	755,905
Short-term investments		35,572	74,830	153,101
Cash and cash equivalents		66,539	523,536	325,667
Investment in associate		2,426	2,854	2,542
Total invested assets		256,524	770,504	1,237,215
Accrued investment income		3,350	4,239	9,281
Premiums and other receivables		171,839	324,071	472,706
Reinsurance recoverable (net of allowance of 2001: $5.9m, 2002: $7.5m, 2003: $9.1m)	7	327,636	277,921	287,165
Deposit with reinsurer		107,913	109,200	94,470
Reinsurers' share of unearned premiums		89,382	59,225	38,287
Deferred acquisition costs		37,641	64,372	130,185
Intangible assets and goodwill (accumulated amortisation 2001: $16.0m, 2002: $17.8m, 2003: $23.3m)	10	14,675	66,538	70,531
Deferred tax asset		10,017	28,925	7,082
Other assets		16,205	25,278	45,542
Total assets	3	1,035,182	1,730,273	2,392,464
Liabilities and Stockholders' Equity				
Liabilities:				
Unpaid losses and loss expenses	5	594,084	695,168	962,535
Unearned premiums		186,738	375,952	612,325
Deferred gain		33,227	34,514	29,089
Reinsurance payable		121,106	65,081	43,520
Notes payable	9	20,728	30	50,107
Accounts payable and other liabilities		24,463	50,541	56,251
Total liabilities		980,346	1,221,286	1,753,827

	Notes	At 31 December 2001 $'000	2002 $'000	2003 $'000
Stockholders' Equity:				
Class A cumulative convertible preference shares, par value $0.0001; authorised 110 million; issued and outstanding 2001: nil, 2002: 65 million, 2003: 15 million		—	7	2
Class B-1 cumulative convertible preference shares, par value $0.0001; authorised 470 million; issued and outstanding 2001: nil, 2002: 457 million, 2003: 457 million		—	46	46
Class B-2 cumulative convertible preference shares, par value $0.0001; authorised, issued and outstanding 2001: nil, 2002: 25 million, 2003: 25 million		—	2	2
Ordinary common shares par value $0.0001; authorised 300 million; issued and outstanding 2001: nil, 2002: 75 million, 2003: 75.1 million		—	7	8
Class "W" common shares par value $0.00036; authorised, issued and outstanding 2001: 26.4 million, 2002: nil, 2003: nil		9	—	—
Class "C" common shares par value $0.00036; authorised, issued and outstanding 2001: 8.7 million; 2002: nil, 2003: nil		3	—	—
Class "Z" common shares par value $0.00036; authorised, issued and outstanding 2001: 3.7 million, 2002: nil, 2003: nil		1	—	—
Additional paid-in capital		67,247	530,304	533,276
Accumulated other comprehensive (loss)		(3,824)	(1,075)	(1,406)
Retained (deficit)/earnings		(8,600)	(20,304)	106,709
Total stockholders' equity	12	54,836	508,987	638,637
Total liabilities and stockholders' equity		1,035,182	1,730,273	2,392,464

CONSOLIDATED STATEMENT OF OPERATIONS

	Notes	Year ended 31 December 2001 $'000	2002 $'000	2003 $'000
Revenues				
Gross premiums written	3	434,296	722,858	1,198,214
Reinsurance premiums ceded		(134,687)	(126,618)	(113,080)
Net premiums written	7	299,609	596,240	1,085,134
Change in unearned premiums		228	(214,176)	(240,187)
Net premiums earned	7	299,837	382,064	844,947
Net investment income	4	17,269	18,187	23,796
Net realised gains/(losses) on investments		3,207	(1,096)	1,151
Net realised gains/(losses) on foreign currency exchange		(543)	6,728	10,024
Other income		808	326	52
Total revenues	3	320,578	406,209	879,970
Expenses				
Losses and loss expenses	5	263,419	308,623	424,625
Policy acquisition costs		74,761	100,494	250,111
Administrative expenses		13,569	17,626	43,674
Other expenses		3,309	7,798	15,210
Total expenses		355,058	434,541	733,620
(Loss)/income before income tax benefit/(expense)		(34,480)	(28,332)	146,350
Income tax benefit/(expense)	11	8,036	16,628	(19,337)
Net (loss)/income	5	(26,444)	(11,704)	127,013
(Loss)/earnings per US$0.0001 common share	14			
Basic		(39)c	(118)c	131c
Diluted		(39)c	(118)c	18c

CHANGES IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

	Notes	Common Stock $'000	Preference Shares $'000	Additional Paid-in Capital $'000	Retained Earnings/ (Deficit) $'000	Accumulated Other Comprehensive Income/(Loss) $'000	Total Stockholders' Equity $'000
Balance 1 January 2001		13	—	66,290	17,845	(2,731)	81,417
Comprehensive loss:							
Net loss		—	—	—	(26,444)	—	(26,444)
Other comprehensive loss	16	—	—	—	—	(1,093)	(1,093)
Total comprehensive loss		—	—	—	(26,444)	(1,093)	(27,537)
Common stock issued		—	—	957	—	—	957
Common stock repurchased		—	—	—	(1)	—	(1)
Balance 31 December 2001		13	—	67,247	(8,600)	(3,824)	54,836
Comprehensive loss:							
Net loss		—	—	—	(11,704)	—	(11,704)
Other comprehensive income	16	—	—	—	—	2,749	2,749
Total comprehensive loss		—	—	—	(11,704)	2,749	(8,955)
Common stock cancelled		(13)	—	—	—	—	(13)
Common stock issued		7	—	—	—	—	7
Preference shares issued		—	55	443,860	—	—	443,915
Warrants issued		—	—	18,502	—	—	18,502
Stock options issued		—	—	695	—	—	695
Beneficial conversion feature issued		—	—	46,621	—	—	46,621
Beneficial conversion feature charged		—	—	(46,621)	—	—	(46,621)
Balance 31 December 2002		7	55	530,304	(20,304)	(1,075)	508,987
Comprehensive income:							
Net income		—	—	—	127,013	—	127,013
Other comprehensive loss	16	—	—	—	—	(331)	(331)
Total comprehensive income		—	—	—	127,013	(331)	126,682
Stock option scheme expense		—	—	1,859	—	—	1,859
Stock options exercised		1	—	1,108	—	—	1,109
Change in shareholdings		—	(5)	5	—	—	—
Balance 31 December 2003		8	50	533,276	106,709	(1,406)	638,637

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 December		
	2001 $'000	2002 $'000	2003 $'000
Cash flows provided by operating activities			
Net (loss)/income	(26,444)	(11,704)	127,013
Adjustments to reconcile net (loss)/income to net cash provided by operations			
Amortisation and depreciation	5,342	2,692	7,297
Amortisation of discounts of fixed maturities	2,226	2,385	(2,324)
Net realised losses/(gains) on investments	(3,207)	1,096	(1,151)
Changes in operating assets and liabilities:			
Unpaid losses and loss expenses	230,161	39,163	175,637
Unearned premiums	61,470	158,946	181,247
Premiums and other receivables	(62,606)	(125,430)	(112,787)
Deferred acquisition costs	(15,382)	(21,234)	(54,362)
Reinsurance payable	91,976	(64,215)	(21,081)
Reinsurance recoverable	(221,368)	76,006	19,999
Reinsurers' share of unearned premiums	(56,996)	36,897	25,251
Deferred gain/(loss)	32,772	(1,995)	(8,506)
Accounts payable and other liabilities	(10,463)	22,059	1,048
Deferred tax asset	(12,209)	(16,786)	22,973
Other assets and liabilities	10,600	(13,783)	(21,237)
Net cash flows provided by operating activities	25,872	84,097	339,017
Cash flows used in investing activities			
Purchases of fixed maturities	(227,221)	(207,763)	(2,870,999)
Purchases of short-term investments	(35,571)	(75,518)	(152,715)
Proceeds from sales of fixed maturities	218,136	131,811	2,220,879
Proceeds from maturities of fixed maturities	22,355	64,285	75,466
Proceeds from sales of short-term investments	15,971	35,066	74,561
Purchase of intangible assets	—	(50,959)	(546)
Purchases of property and equipment	(5,400)	(3,120)	(10,810)
Proceeds from sales of property and equipment	69	55	185
Net cash flows used in investing activities	(11,661)	(106,143)	(663,979)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 December		
	2001 $'000	2002 $'000	2003 $'000
Cash flows provided by financing activities			
Repurchase of common shares	(1)	—	—
Proceeds from issuance of common shares	957	—	—
Proceeds from issuance of preference shares	—	443,909	—
Proceeds from notes payable	15,962	—	100,000
Repayment of notes payable	(797)	(20,698)	(50,000)
Proceeds from issue of warrants	—	18,502	—
Repayment of long term debt	—	—	(30)
Proceeds from exercise of stock options	—	—	1,079
Net cash flows provided by financing activities	16,121	441,713	51,049
Net increase/(decrease) in cash and cash equivalents	30,332	419,667	(273,913)
Effects of foreign exchange on cash and cash equivalents	(3,628)	37,330	76,044
Cash and cash equivalents-beginning of year	39,835	66,539	523,536
Cash and cash equivalents-end of year	66,539	523,536	325,667
Supplemental cash flow information			
Taxes paid	4,795	4,522	676
Interest paid	352	700	592

NOTES TO THE FINANCIAL INFORMATION

1. Nature of Operations

Catlin Group Limited, formerly Catlin Westgen Group Limited, ("Catlin" or the "Company") is a holding company incorporated on 25 June 1999 under the laws of Bermuda. Through intermediate holding companies in the United Kingdom, the Company is the sole shareholder of Catlin Underwriting Agencies Limited ("CUAL"), a Lloyd's managing agent, and Catlin Syndicate Limited ("CSL", formerly Catlin Westgen Limited), the sole member of Lloyd's syndicate 2003 and syndicate 2600. As well as syndicate 2003 and 2600, CUAL also manages syndicate 1003, the capital of which was provided by third parties for 2002 and prior years. With effect from the 2003 underwriting year, CSL is the sole capital provider to all CUAL managed syndicates.

The Company is also the sole shareholder of companies in Singapore, Malaysia, the United States of America and the United Kingdom ("UK"). The Company has also established a company in Germany, which started operations in January 2004. These companies all act as underwriting agents for the CUAL managed syndicates. In December 2000, the Company established Catlin Insurance Company Limited ("CICL") as a Bermuda licensed insurer. CICL remained dormant until July 2002 when, in conjunction with the major capital raising exercise discussed below, CICL was capitalised, activated and licensed as a Class 4 insurer under the laws and regulations of Bermuda. On 3 December 2003 CICL received authorisation from the Financial Services Authority to commence underwriting in the UK through its UK Branch operations.

Through its subsidiaries, the Company writes a broad range of products, including property, casualty, energy, marine and aerospace insurance products and property, catastrophe and per-risk excess, non-proportional treaty, aviation, marine, casualty and motor reinsurance business. Business is written from many countries, although business from the United States predominates. The Company and its subsidiaries are together referred to as the "Group."

On 13 November 2002, the Company completed the raising of $482m of new equity and capital, in the form of convertible preferred stock and common stock warrants, from a consortium of private equity investors. This $482m of new equity and capital was offset by $19.6m of stock issue costs. As a result of this transaction the Company's equity increased by $462.4m. The Company also put in place a $50m term loan facility which was drawn down on 27 February 2003 and repaid in full on 24 November 2003. At that date $50m of a new term loan for $100m was drawn down.

Prior to the capital raising the Company considered its ultimate holding company to be Western International Financial Group Ltd ("WIFG"). Following the capital raising the Company is owned by a consortium of investors with no single investor owning a controlling interest.

2. Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

The Group makes adjustments to convert the Lloyd's operations of syndicates 2003 and 2600, which follow Lloyd's accounting principles, to US GAAP. Lloyd's syndicates determine underwriting results by year of account over a three-year period. The Group records adjustments to recognise the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

Reporting Currency

The financial information is reported in United States Dollars ("US Dollars" or "$").

Investments

The Group's investments are considered to be available-for-sale and carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications.

The net unrealised gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method. Interest income is recognised when earned. Realised gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest together with amortisation of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognised prospectively.

Other than Temporary Impairments

The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's methodology to identify potential impairments requires professional judgement. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognised in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgements. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write-downs in future periods for impairments that are deemed to be other than temporary. Additionally, unforeseen catastrophic events may require the Group to sell investments prior to the forecast market price recovery.

Short-term Investments

Short-term investments are carried at fair value and comprise securities due to mature between 90 days and one year of date of issue.

Investment in Associate

Investments in associates are accounted for using the equity method.

Cash and Cash Equivalents

Cash equivalents are carried at cost, which approximates to fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognised in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual instalments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual instalments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognised as they fall due and are earned in line with the remaining period of coverage of the original policy.

Policy Acquisition Costs

Policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortised over the period in which the related premiums are earned.

A premium deficiency is recognised immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs ("DAC") to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortised DAC, a liability will be accrued for the excess deficiency.

Unpaid Losses and Loss Expenses

A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Deferred Gain

The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortised into income over the settlement period of the recoveries under the relevant contract.

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. The Group adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), as of January 1, 2002. Pursuant to

FAS 142, goodwill is deemed to have an indefinite life and should not be amortised, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required.

If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is charged to earnings. Prior to the adoption of FAS 142, goodwill was amortised over 10 years. Upon the adoption of FAS 142, the Group ceased amortising goodwill, and the Group recognised no impairment charge as the cumulative effect of a change in accounting principle. The measurement of fair value was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles, all of which relate to the purchase of syndicate capacity, are considered to have a finite life and are amortised over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortised balance over the fair value of the intangible asset is charged to earnings.

Other Assets

Other assets principally consist of prepaid items and property and equipment.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortised over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalised when incurred and depreciated over their estimated useful lives of five years.

Reinsurance

In the ordinary course of business, the Group's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimise the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. The basis of recognition for premiums ceded and commission earned is in line with the period that reinsurance coverage is provided.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinstatement premiums are recognised as they fall due and are earned in line with the period of coverage.

Return premiums due from reinsurers are included in premiums and other receivables.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognised transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealised gains or losses on available-for-sale investments and foreign currency translation adjustments.

Foreign Currency Translation and Transactions

The Group has more than one functional currency, based on the currency of the local operating environments, consistent with its operating environment and underlying cash flows. Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange, and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss). Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions such as those resulting from the settlement of foreign receivables or payables are included in the consolidated statement of earnings.

Income Taxes

Income taxes have been provided for on those operations which are subject to income taxes (see Note 11). Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realised.

Preference Shares

At the time of issuance convertible preference shares are recorded at fair value and the fair value in excess of the shares' par value is credited to additional paid-in capital. Dividends are recognised when declared by the Company.

Stock Compensation

The Group accounts for stock-based compensation arrangements under the provisions of FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognised on a straight-line basis over the option-vesting period.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Subsequent changes in fair value are not recognised in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Other Income

Other income consists of managing agency fees and profit commission in respect of the Group's management of syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.

Pensions

The Company and its subsidiaries operate defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

In addition to those risks and uncertainties associated with unpaid losses and loss expenses described above and in Notes 5 and 6, cash balances, investment securities and reinsurance recoveries are exposed to various

risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that future changes in the value of investment securities in the near term would materially affect the amounts reported in subsequent financial statements. The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments.

New Accounting Pronouncements

In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of FAS No. 123 ("FAS 148"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123, Accounting for Stock-Based Compensation. As the Company already accounts for stock-based employee compensation as prescribed by FAS 123 and its interpretations, only the disclosure requirements of FAS 148 apply, which have been adopted for the year ended 31 December 2003.

In January 2003, the FASB issued Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), which clarifies the consolidation accounting guidance in ARB 51 as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities ("VIEs"). FIN 46 requires that the primary beneficiary of a VIE consolidates the VIE. FIN 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. The requirements of FIN 46 have various implementation dates during financial years 2003 and 2004. The adoption of certain FIN 46 requirements during 2003 did not have an impact on the Group's financial position or results of operations nor is it anticipated to do so during 2004 when the remaining requirements are adopted.

All of the following standards were adopted by the Group during 2003. The adoption of these standards did not have an impact on the Group's financial position or the results of operations during 2003.

- In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees ("FIN 45"). FIN 45 requires that a liability be recognised at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the entity to make payments to a guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements and indirect guarantees of indebtedness of others.

- In April 2003, the FASB's Derivative Implementation Group ("DIG") released FAS 133 Implementation Issue B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under those Instruments ("DIG B36"). DIG B36 addresses whether FAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements, as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index, are examples of arrangements containing embedded derivatives requiring bifurcation.

- In April 2003, the FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("FAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003.

- In May 2003, the FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("FAS 150"). This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in the consolidated balance sheets.

3. Segmental Analysis

The Group organises its business through four reportable segments, with related supporting service and holding companies, as follows: Lloyd's Direct and Lloyd's Reinsurance; Corporate Direct and Corporate Reinsurance. This segmentation follows management's internal reporting structure. For the years ended 31 December 2001, 2002 and 2003, these segments correspond to the location of where the business was written, with Lloyd's Direct and Lloyd's Reinsurance being written in the United Kingdom and Corporate Direct and Corporate Reinsurance being written in Bermuda.

Total Assets

	As at 31 December		
	2001 $'000	2002 $'000	2003 $'000
Lloyd's Direct	679,283	733,190	1,068,806
Lloyd's Reinsurance	56,430	154,205	201,592
Corporate Direct	—	—	1,285
Corporate Reinsurance	—	106,284	350,002
Other	299,469	1,347,020	1,284,230
Consolidation adjustments	—	(610,426)	(513,451)
Total assets	1,035,182	1,730,273	2,392,464

"Other" in the table above includes assets such as investments and cash and cash equivalents which are not allocated to individual segments.

Goodwill has been allocated to the relevant segments being Lloyd's Direct and Lloyd's Reinsurance. The amount of goodwill allocated as at 31 December 2001, 2002 and 2003 was $11.0m, $11.7m and $12.7m for Lloyd's Direct and $2.2m, $2.5m and $2.7m for Lloyd's Reinsurance.

Segment results

The following tables summarise the Group's segment results for the years ended 31 December 2001, 2002 and 2003. Intra-Group eliminations are entirely comprised of intra-Group reinsurance arrangements.

For the year ended 31 December 2001

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations	Total $'000
Gross premiums written	373,702	60,594	—	—	—	434,296
Reinsurance premiums ceded	(136,091)	1,404	—	—	—	(134,687)
Net premiums written	237,611	61,998	—	—	—	299,609
Net premiums earned	240,076	59,761	—	—	—	299,837
Losses and loss expenses	(179,014)	(84,405)	—	—	—	(263,419)
Acquisition costs	(68,073)	(6,688)	—	—	—	(74,761)
Administration expenses	(10,865)	(2,704)	—	—	—	(13,569)
Other expenses	(2,649)	(660)	—	—	—	(3,309)
Net underwriting result	(20,525)	(34,696)	—	—	—	(55,221)
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	16,395	4,081	—	—	—	20,476
Net realised gains/(losses) on foreign currency exchange	(435)	(108)	—	—	—	(543)
Other income	647	161	—	—	—	808
Net income/(loss) before income taxes	(3,918)	(30,562)	—	—	—	(34,480)
Total revenue	256,683	63,895	—	—	—	320,578

For the year ended 31 December 2002

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations	Total $'000
Gross premiums written	574,398	132,696	—	93,121	(77,357)	722,858
Reinsurance premiums ceded	(180,432)	(23,543)	—	—	77,357	(126,618)
Net premiums written	393,966	109,153	—	93,121	—	596,240
Net premiums earned	262,720	76,743	—	42,601	—	382,064
Losses and loss expenses	(225,454)	(58,488)	—	(24,681)	—	(308,623)
Acquisition costs	(84,366)	(14,239)	—	(5,482)	3,593	(100,494)
Administration expenses	(12,121)	(3,540)	—	(1,965)	—	(17,626)
Other expenses	(2,891)	(845)	—	(469)	(3,593)	(7,798)
Net underwriting result	(62,112)	(369)	—	10,004	—	(52,477)
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	11,752	3,433	—	1,906	—	17,091
Net realised gains/(losses) on foreign currency exchange	4,627	1,351	—	750	—	6,728
Other income	224	66	—	36	—	326
Net income/(loss) before income taxes	(45,509)	4,481	—	12,696	—	(28,332)
Total revenue	279,323	81,593	—	45,293	—	406,209

For the year ended 31 December 2003

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations	Total $'000
Gross premiums written	906,250	234,991	4,359	253,683	(201,069)	1,198,214
Reinsurance premiums ceded	(261,151)	(52,637)	(361)	—	201,069	(113,080)
Net premiums written	645,099	182,354	3,998	253,683	—	1,085,134
Net premiums earned	528,340	152,268	2,337	162,002	—	844,947
Losses and loss expenses	(271,696)	(59,018)	(712)	(93,199)	—	(424,625)
Acquisition costs	(196,721)	(43,978)	(320)	(21,286)	12,194	(250,111)
Administration expenses	(27,308)	(7,871)	(121)	(8,374)	—	(43,674)
Other expenses	(1,887)	(543)	(8)	(578)	(12,194)	(15,210)
Net underwriting result	30,728	40,858	1,176	38,565	—	111,327
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	15,600	4,495	69	4,783	—	24,947
Net realised gains/(losses) on foreign currency exchange	6,268	1,806	28	1,922	—	10,024
Other income	32	10	—	10	—	52
Net income/(loss) before income taxes	52,628	47,169	1,273	45,280	—	146,350
Total revenue	550,240	158,579	2,434	168,717	—	879,970

4. Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 31 December 2001, 2002 and 2003 are as follows:

	2001		2002		2003	
	Fair Value $'000	Amortised Cost $'000	Fair Value $'000	Amortised Cost $'000	Fair Value $'000	Amortised Cost $'000
US government and agencies	46,989	46,815	74,998	74,498	390,865	385,316
Non-US governments	7,207	7,124	10,775	10,622	36,916	36,814
Corporate securities	47,092	46,925	38,413	37,847	190,847	190,542
Asset-backed securities	50,699	49,775	45,098	43,849	137,277	137,379
Fixed maturities	151,987	150,639	169,284	166,816	755,905	750,051

The carrying value of fixed maturities at 31 December 2001, 2002 and 2003 was the same as their fair value.

The gross unrealised gains and losses related to fixed maturities at 31 December 2001, 2002 and 2003 are as follows:

	2001		2002		2003	
	Gross Unrealised Gains $'000	Gross Unrealised Losses $'000	Gross Unrealised Gains $'000	Gross Unrealised Losses $'000	Gross Unrealised Gains $'000	Gross Unrealised Losses $'000
US government and agencies	549	375	589	89	5,686	137
Non-US governments	84	1	163	10	110	8
Corporate securities	332	165	582	16	496	191
Asset-backed securities	998	74	1,293	44	132	234
Fixed maturities	1,963	615	2,627	159	6,424	570

The net realised gains on fixed maturities for the years ended 31 December 2001, 2002 and 2003 were $3.2m, $0.5m, and $1.1m respectively.

Proceeds from the sales and maturities of fixed maturities during 2001, 2002 and 2003 were $240.5m, $196.1m and $2,296.3m respectively. Proceeds from the sales and maturities of short-term investments during 2001, 2002 and 2003 were $16.0m, $35.1m and $74.6m respectively. Gross gains of $4.3m, $1.0m and $6.0m and gross losses of $1.1m, $2.1m and $4.9m were realised on sales of fixed maturities and short-term investments in 2001, 2002 and 2003 respectively.

Mortgage-backed securities issued by US government agencies are combined with all other asset-backed securities and are included in the category "asset-backed securities". Approximately 12 per cent and 23 percent of the total asset-backed holdings at 31 December 2003 and 31 December 2002 respectively are represented by investments in Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Mortgage Bank and Federal Home Loan Mortgage Corporation bonds. The remainder of the asset-backed exposure consists of non-government asset-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating from the major credit rating agencies.

The Group did not have an aggregate investment in a single entity, other than the US government securities, in excess of 10 percent of total investments at 31 December 2001, 2002 and 2003.

Management believes that no impairment charge is necessary on the valuation of investments held at the year end as any reductions are deemed to be temporary.

Fixed maturities at 31 December 2001, 2002 and 2003 by contractual maturity are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	2001		2002		2003	
	Fair Value $'000	Amortised Cost $'000	Fair Value $'000	Amortised Cost $'000	Fair Value $'000	Amortised Cost $'000
Due in one year or less	4,203	4,046	59,603	59,152	43,402	43,302
Due between one and five years	88,397	87,843	60,348	59,637	223,554	223,090
Due between five years and ten years	8,688	8,975	4,235	4,178	350,685	345,299
Due after 10 years	—	—	—	—	987	981
Government and corporate securities	101,288	100,864	124,186	122,967	618,628	612,672
Asset-backed securities	50,699	49,775	45,098	43,849	137,277	137,379
Total	151,987	150,639	169,284	166,816	755,905	750,051

Net Investment Income

The components of net investment income for the year ended 31 December 2001, 2002 and 2003 are as follows:

	2001 $'000	2002 $'000	2003 $'000
Interest income	17,369	18,504	25,801
Amortisation	(704)	(1,296)	(2,325)
Earnings of investment in associate	830	1,332	1,229
Gross investment income	17,495	18,540	24,705
Investment expenses	(226)	(353)	(909)
Net investment income	17,269	18,187	23,796

Restricted Assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Company also utilises trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit ("LOC") requirements. The total values of these restricted assets by category at 31 December 2001, 2002 and 2003 are as follows.

	2001 $'000	2002 $'000	2003 $'000
Fixed maturities	80,716	129,404	348,215
Short term investments	35,571	52,549	126,943
Cash and cash equivalents	18,277	30,864	104,336
Restricted assets	134,564	212,817	579,494

The Group also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs, as described in Note 19.

Investment in Associate

The Company, through Catlin Inc its US subsidiary, has a 25 percent membership interest in Southern Risk Operations, L.L.C. ("SRO") which is accounted for using the equity method. The Group received cash distributions from SRO of approximately $1.0m in 2001, $0.9m in 2002 and $1.5m in 2003. The share of the associate's profit included within the statement of operations during 2001, 2002 and 2003 was $0.8m, $1.3m and $1.2m respectively. In management's opinion, the fair value of the Company's unquoted investments is not less than their carrying value.

5. Unpaid Losses and Loss Expenses

The Group establishes reserves for losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgements. The Group's estimates and judgements may be revised as additional experience and other data become available and are reviewed as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believe they have made a reasonable estimate of the level of reserves at each balance sheet date.

The net income / (loss) for the years ended 31 December 2001, 2002 and 2003 is stated after charging:

	2001 $'000	2002 $'000	2003 $'000
Prior year loss reserves development	10,783	76,108	32,630

As a result of the changes in estimates of insured events in prior years, the 2001, 2002 and 2003 provision for losses and loss expenses net of reinsurance recoveries increased by $10.8m, $76.1m and $32.6m, respectively. In 2001, the increase was a result of higher than expected losses and related expenses on various lines of business written by the Group. In 2002, the increase was principally a result of higher than anticipated claims levels both in terms of frequency and severity in the professional indemnity classes. In 2003, the increase was a result of higher than expected frequency and average cost of claims in the legal expenses class of business, which is no longer written by the Group.

The reconciliation of unpaid losses and loss expenses for the years ended 31 December 2001, 2002 and 2003 is as follows:

	2001 $'000	2002 $'000	2003 $'000
Gross unpaid losses and loss expenses, beginning of year	375,072	594,084	695,168
Reinsurance recoverable on loss and loss expenses	(201,339)	(302,359)	(214,174)
Net unpaid losses and loss expenses, beginning of year	173,733	291,725	480,994
Incurred losses and loss expenses for claims related to:			
Current year	252,636	232,515	391,995
Prior years	10,783	76,108	32,630
Total incurred losses and loss expenses	263,419	308,623	424,625
Paid losses and loss expenses for claims related to:			
Current year	47,519	16,935	49,189
Prior year	96,606	114,481	166,447
Total paid losses and loss expenses	144,125	131,416	215,636
Foreign exchange adjustment	(1,302)	12,062	30,365
Net unpaid losses and loss expenses, end of year	291,725	480,994	720,348
Reinsurance recoverable on loss and loss expenses	302,359	214,174	242,187
Gross unpaid losses and loss expenses, end of year	594,084	695,168	962,535

6. 11 September 2001 Event

The Group's only exposure to the 11 September 2001 event is through its membership of Lloyd's syndicates 2003 and 2600.

The syndicates have estimated a gross loss of $149.8m, $131.5m and $135.3m as at 31 December 2001, 2002 and 2003 respectively which has been based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgements of the loss potential, and is subject to regular

and ongoing review. This forecast includes an estimate of $0.8m, $0.8m and $0.9m at 31 December 2001, 2002 and 2003 respectively for claims related fees and expenses, and, although subrogation is being pursued for direct property losses, no allowance is reflected in these figures.

The net loss is estimated to be $26.1m, $23.7m and $24.3m in 2001, 2002 and 2003 respectively and reflects anticipated reinsurance recoveries based on a single event assumption. Resultant reinsurance costs have been taken into account, including reinstatement premiums, although these are partially offset by expected recoveries from protection contracts and incoming reinstatements incurred on the assumed business. Based on the reinsurance recoverable, 98 percent relates to reinsurance entities with a current Standard and Poors rating of A- or above. Management is satisfied that the remaining 2 percent is appropriately provided for.

The following chart summarises the gross loss to net loss position as of 31 December 2001, 2002 and 2003:

	2001 $'000	2002 $'000	2003 $'000
Gross losses	149,827	131,484	135,291
Reinsurance recoveries	(133,420)	(115,471)	(119,013)
Net loss prior to reinsurance costs	16,407	16,013	16,278
Net reinsurance reinstatements due on ceded business	10,225	8,636	8,969
Reinsurance reinstatements on assumed business	(503)	(994)	(970)
Net loss	26,129	23,655	24,277

While the figures are management's best estimate of the likely final loss, a series of sensitivity analyses for contingent scenarios are conducted on a regular basis to quantify potential variability in the forecasting. Key sensitivities considered are as follows: The World Trade Center attack is ruled to be two events; non-marine facultative account loss deteriorates by 5 or 10 percent; reinsurance default by 10 percent; and deterioration on the catastrophe excess of loss account. The sensitivity analysis indicates that the net loss is relatively insensitive to most modeled scenarios because coverage remains on reinsurance programmes, which would be available if the gross loss deteriorates.

7. Reinsurance

The Group purchases reinsurance to limit various exposures, including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2001		2002		2003	
	Premiums Written $'000	Premiums Earned $'000	Premiums Written $'000	Premiums Earned $'000	Premiums Written $'000	Premiums Earned $'000
Direct	373,689	320,409	576,599	435,319	910,608	763,234
Assumed	60,607	57,375	146,259	105,992	287,606	219,433
Ceded	(134,687)	(77,947)	(126,618)	(159,247)	(113,080)	(137,720)
Net Premiums	299,609	299,837	596,240	382,064	1,085,134	844,947

The Group's provision for reinsurance recoverable as of 31 December 2001, 2002 and 2003 is as follows:

	2001 $'000	2002 $'000	2003 $'000
Gross reinsurance recoverable	333,531	285,397	296,262
Provision for uncollectible balances	(5,895)	(7,476)	(9,097)
Net reinsurance recoverable	327,636	277,921	287,165

The Group evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. At 31 December 2003, the largest concentration of

reinsurance recoverables, which amounted to 6 percent, was with Munich Re, rated A+ by Standard & Poor's. No other reinsurer accounted for more than 5 percent of the total reinsurance recoverable.

At 31 December 2001, 2002 and 2003 the Group had a deposit with reinsurer Max Re, which is rated A- by A M Best, of $107.9m, $109.2m and $94.5m, respectively. This relates to a whole account stop loss contract which covers the Group's underwriting at Lloyd's for the 2001 and prior underwriting years. The reinsurance contract is retroactive in nature and premiums paid are accounted for as a deposit under FAS 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("FAS 113"). The anticipated gain under the contract is deferred and will be recognised in income as recoveries are made. Assets equivalent in value to the amount accounted for as a deposit are held by an independent trustee for the benefit of the reinsured syndicates.

During 2002, a further contract with Max Re, which covered the 2002 year, was commuted. The net loss on commutation is reflected in the financial information for 2002.

8. Property and Equipment

Property and equipment are included within other assets on the face of the balance sheet. The components of property and equipment are as follows:

	2001 $'000	2002 $'000	2003 $'000
Property	770	849	944
Automobiles	530	379	409
Leasehold improvements	9	17	614
Furniture and equipment	9,492	13,753	26,097
Total property and equipment	10,801	14,998	28,064
Less: accumulated depreciation	(4,151)	(6,954)	(11,869)
Net property and equipment	6,650	8,044	16,195

The depreciation expense for property and equipment was $2.0m, $2.5m and $4.0m for the years ended 31 December 2001, 2002 and 2003, respectively.

The Group leases office space and equipment under non-cancelable operating lease agreements, which expire at various times. Future minimum annual lease commitments for non-cancelable operating leases as at 31 December 2003 are as follows:

	$'000
2004	3,323
2005	3,234
2006	3,125
2007	3,048
2008 and thereafter	1,746
Total	14,476

Total rent expense for the year ended 31 December 2001, 2002 and 2003 was $1.0m, $2.5m and $2.3m respectively.

9. Notes Payable, Debt and Financing Arrangements

Notes payable as of 31 December 2001, 2002 and 2003 consisted of the following:

	2001 $'000	2002 $'000	2003 $'000
Non-collateralised money market loan at 3.482%, repaid during 2002	4,666	—	—
Non-collateralised money market loan at 3.425%, repaid during 2002	16,000	—	—
Collateralised bank loan at 10.25%, repaid during 2003	62	30	—
Drawdown under 364-day revolving bank facility, at 3-month Libor plus 85 basis points, due 23 February 2004	—	—	50,107
Total notes payable	20,728	30	50,107

The Group paid $0.4m, $0.7m and $0.6m in interest during 2001, 2002 and 2003, respectively.

Bank Facilities

As at 31 December 2003, debt outstanding was $50 million, in the form of a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than 22 November 2005. The unutilised portion of the LOC costs 35 basis points per annum.

This facility is part of a $350 million Letter of Credit/Revolving Loan Facility (the "Club Facility"), which also includes LOC facilities described in Note 19. The terms of the Club Facility require that certain financial covenants be met on a quarterly basis through the filing of Compliance Certificates. These include:

- Maintaining "Minimum Tangible Net Worth," defined as US GAAP stockholders' equity less deferred acquisition costs and intangible assets, of $375 million at 31 December 2003, plus 25% of consolidated net income thereafter and 25% of any net proceeds from a public offering.

- Ensuring that "Adjusted Tangible Net Worth," defined as "Tangible Net Worth" less certain secured assets that support the Group's underwriting at Lloyd's, plus the Group's capital contributions to the UK branch of CICL, equals or exceeds $150 million at 31 December 2003.

10. Intangible Assets and Goodwill

FAS 142 addresses financial accounting and reporting for goodwill and other intangible assets both upon acquisition and after these assets have initially been recognised in the financial statements. Adoption of FAS 142 has resulted in the Group ceasing to amortise goodwill. The Company assessed the carrying value of goodwill and intangibles as of 31 December 2002 and 2003 in accordance with FAS 142, and at that time determined that no impairment arose on goodwill and intangible assets from testing at year end. The Group continues to review the carrying value of goodwill and intangibles related to all of its investments.

The following is the pro forma effect on net loss available to ordinary shareholders for the year ended 31 December 2001 had FAS 142 been effective 1 January 2001.

	2001 $'000	2002 $'000	2003 $'000
Net (loss)/income	(26,444)	(11,704)	127,013
Amortisation of intangible assets and goodwill	2,583	—	—
Adjusted net (loss)/income	(23,861)	(11,704)	127,013
Adjusted (loss)/earnings per US$0.0001 common share before goodwill amortisation			
Basic	(35)c	(42)c	131c

Net intangible assets and goodwill as of 31 December 2001, 2002 and 2003 consist of the following:

	Goodwill $'000	Finite Lived Intangibles $'000	Total $'000
Gross value at 1 January 2001	29,017	2,187	31,204
Accumulated amortisation	(12,717)	(464)	(13,181)
Net value at 1 January 2001	16,300	1,723	18,023
Movements during 2001:			
Foreign currency adjustment	(727)	(38)	(765)
Amortisation charge	(2,372)	(211)	(2,583)
Total movements during 2001	(3,099)	(249)	(3,348)
Gross value at 1 January, 2002	28,523	2,143	30,666
Accumulated amortisation	(15,322)	(669)	(15,991)
Net value at 1 January, 2002	13,201	1,474	14,675
Movements during 2002:			
Additions	—	50,959	50,959
Foreign currency adjustment	988	152	1,140
Amortisation charge	—	(236)	(236)
Total movements during 2002	988	50,875	51,863
Gross value at 31 December 2002	30,994	53,323	84,317
Accumulated amortisation	(16,805)	(974)	(17,779)
Net value at 31 December 2002	14,189	52,349	66,538
Movements during 2003:			
Additions	—	546	546
Foreign currency adjustment	1,185	5,853	7,038
Amortisation charge	—	(3,591)	(3,591)
Total movements during 2003	1,185	2,808	3,993
Gross value at 31 December 2003	33,957	59,831	93,788
Accumulated amortisation	(18,583)	(4,674)	(23,257)
Net value at 31 December 2003	15,374	55,157	70,531

Neither goodwill nor intangibles were impaired in 2002 or 2003.

The Group's intangibles, which relate to the purchase of syndicate capacity and surplus lines licenses, are considered to have a finite life of 15 years, beginning from the date from which the capacity is first utilised. Lloyd's syndicate capacity purchased in 2002 amounted to $51.0m. The acquisition of the syndicate capacity gives the Group benefits that relate to the value of future income streams estimated to arise from business underwritten by members of syndicate 1003, which will be assumed by syndicate 2003, and which is

capitalized by CSL for the 2003 Lloyd's underwriting year. The acquisition also gives the Group a valuable ability to generate additional profits as a consequence of the underwriting capital and management flexibility, which results from the acquisition of the third party capacity. The whole of the consideration has been allocated to these intangible assets.

Amortisation of intangible assets for the next 14 years will amount to approximately $3.9m per annum.

11. Taxation

Under current Bermuda law, the Company and its Bermudian subsidiary are not required to pay any taxes in Bermuda on their income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

Income from the Group's operations at Lloyd's is subject to United Kingdom corporation taxes. Lloyd's is required to pay US income tax on US connected income ("US income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the Internal Revenue Service whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the Internal Revenue Service. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group's Corporate Members are subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation tax charge on the US income.

The Group, through the US operations of its subsidiaries, is subject to income taxes imposed by US authorities and files US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax provisions for the years ended 31 December 2001, 2002 and 2003 are as follows:

	2001 $'000	2002 $'000	2003 $'000
Current tax expense	4,189	2,245	10,429
Deferred tax (benefit)/expense	(12,225)	(18,873)	8,908
Income tax (benefit)/expense	(8,036)	(16,628)	19,337

The weighted average expected tax provision has been calculated using pre-tax accounting income/(loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. A reconciliation of the difference between the provision for income taxes and the expected tax provisions at the weighted average tax rate for the years ended 31 December 2001, 2002 and 2003 is provided below:

	2001 $ '000	2002 $ '000	2003 $'000
Expected tax (benefit)/expense at weighted average tax rate	(10,367)	(16,467)	19,288
Permanent differences:			
Goodwill	775	—	—
Disallowed expenses	—	—	84
Other	314	(568)	(67)
Temporary differences:			
Timing differences on capital allowances	—	—	1,237
(Over)/under accrual of tax in prior periods	1,009	—	(1,220)
Other	233	407	15
(Benefit)/expense for income taxes	(8,036)	(16,628)	19,337

The components of the Company's net deferred tax assets as of 31 December 2001, 2002 and 2003 are as follows:

	2001 $'000	2002 $'000	2003 $'000
Deferred tax assets:			
Net operating loss carry forwards	10,300	29,396	7,146
Other	104	235	163
Total deferred tax assets	10,404	29,631	7,309
Deferred tax liabilities:			
Unrealised appreciation on investments	(387)	(706)	(227)
Total deferred tax liabilities	(387)	(706)	(227)
Net deferred tax asset	10,017	28,925	7,082

In the opinion of the Directors, no valuation allowance was necessary as at 31 December 2001, 2002 and 2003.

The Group had net operating loss carry forwards of approximately $32m, $98m and $24m at 31 December 2001, 2002 and 2003 respectively, which are available to offset future taxable income. The net operating loss carry forwards arise in the UK subsidiaries where they are expected to be fully utilised. There are no time restrictions on the utilisation of these losses.

12. Stockholders' Equity

The numbers of shares set out in this note are before adjustment for the changes to the Company's capital structure approved by the Board of Directors on 2 March 2004, under which all shares will be consolidated on a five-to-one basis (see Note 23).

The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 31 December 2001, 2002 and 2003:

2001

	Authorised		Issued	
	Number of Shares '000	Par Value $'000	Number of Shares '000	Par Value $'000
Class "W" common shares, par value $0.00036 per share	26,379	9	26,379	9
Class "C" common shares, par value $0.00036 per share	8,680	3	8,680	3
Class "CS" common shares, par value $0.0000015 per share	791	—	791	—
Class "I" common shares, par value $0.0000015 per share	3,680	—	3,680	—
Class "Z" common shares, par value $0.00036 per share	3,680	1	3,680	1
Class "F" common shares, par value $0.0000015 per share	3,953	—	3,775	—
Total	47,163	13	46,985	13

2002

	Authorised		Issued	
	Number of Shares '000	Par Value $'000	Number of Shares '000	Par Value $'000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,000	7
Total	300,000	30	75,000	7

2003

	Authorised		Issued	
	Number of Shares '000	Par Value $'000	Number of Shares '000	Par Value $'000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,109	8
Total	300,000	30	75,109	8

The following table outlines the changes in common shares issued and outstanding during 2001, 2002 and 2003:

	2001 '000	2002 '000	2003 '000
Balance at beginning of year	73,653	46,985	75,000
"F" shares repurchased	—	(26)	—
"Z" shares issued	—	—	—
"C" shares cancelled on sale to "W" shareholder		(95)	—
"W" shares created on sale by "C" shareholder		95	—
"W" shares cancelled	—	(26,474)	—
"Z" shares cancelled	—	(3,680)	—
"C" shares cancelled	—	(8,585)	—
"CS" shares cancelled	—	(791)	—
"I" shares cancelled	—	(3,680)	—
"F" shares cancelled	—	(3,749)	—
Ordinary common shares issued	—	75,000	1,109
Ordinary common shares cancelled	—	—	(1,000)
"D" shares repurchased	(29,652)	—	—
"B1" shares repurchased	(593)	—	—
"B2" shares repurchased	(198)	—	—
"F" shares issued	3,775	—	—
Balance at end of year	46,985	75,000	75,109

On 4 July 2002, in anticipation of the capital raising, the Company reorganised its existing share structure (see Note 1). This involved the reclassification of issued share capital into 65 million Class A convertible preference shares and 75 million ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganisation.

Following this reorganisation the Company undertook an exercise to raise additional capital, which was completed during the year. This involved issuing 457 million Class B-1 preference shares to new investors and 25 million Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising. These have been reflected at par value in the financial statements with the balance reported as additional paid-in capital.

All Class A and Class B preference shares are convertible into ordinary common shares and are not redeemable. Holders of preference shares can elect to convert at any time but conversion by all holders is mandatory in the event that the company makes a qualified public offering of shares. Each preference share converts into one ordinary common share. Preference shares accrue a dividend of 6 percent per annum compounding semi-annually. In June 2003, the holders of the preference shares and ordinary common shares indicated that they would agree to a change in the Bye-laws of the Company whereby preference dividends are not taken in cash but rather through an issue of new non-voting ordinary common shares. The Bye-laws were changed on 3 November 2003. The number of non-voting ordinary common shares to be issued is based on a formula based on the fair value of the Company at the date of settlement of the dividend. Dividends are payable as new issues of non-voting ordinary common shares at the earlier of the date of conversion of the preference shares or 31 December 2004. These dividends will be reflected in the financial statements at the time they are settled through a new issue of non-voting ordinary common shares. All classes of preference

share have full equity and voting rights and compared to ordinary common shares are entitled to a liquidation preference.

Certain of the holders of Class B preference shares were also issued warrants to purchase fully paid ordinary common shares at an exercise price of $1 per warrant. The warrants expire on 4 July 2012 and can be exercised at any time up to that date. They were issued at a fair value of $18.5m and entitle the holders to acquire up to 100.3 million ordinary common shares on conversion. The warrant proceeds have been accounted for as additional paid-in capital within stockholders' equity.

Based on the analysis performed by the Company it was determined that the price paid for a convertible preferred share was less than the fair market value of an ordinary common share. The difference between the price paid for a convertible preferred share and the fair market value of an ordinary common share at the time of issuance was 9.7 cents. This difference is classified as a beneficial conversion feature. The total amount of the beneficial conversion feature is $46.6m and has been accounted for in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and is treated similarly to a dividend. Since the preferred shares can be converted to ordinary common shares at any time, the entire beneficial conversion feature was recognised immediately upon the issuance of the preferred stock.

Change in Shareholdings

The Company Bye-laws incorporate an adjustment mechanism whereby the share capital of the Company is adjusted, based on a formula relating to the 31 December 2001 net asset value of the Group, as at 31 December 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The shareholders requested that this formula be applied as at 30 September 2003 and not 31 December 2003. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment has been reflected in the financial statements at 31 December 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid-in capital.

13. Directors

	Year ended 31 December		
	2001 $'000	2002 $'000	2003 $'000
Directors:			
Aggregate emoluments	993	1,450	1,655
Aggregate gains made on the exercise of share options	—	—	16
Company contributions to money purchase pension schemes	107	187	183
	1,100	1,637	1,854

As at 31 December 2003, 2 directors (2002: 3 directors, 2001: 2 directors) had retirement benefits accruing under the Company's money purchase scheme.

(i) Analysis of remuneration by Director

Benefits include the provision of interest free loans, a company car allowance, medical insurance, a phone allowance and club fees.

	Year ended 31 December 2001				
	Salary and fees $'000	Benefits $'000	Bonus $'000	Total excluding pensions $'000	Pensions $'000
Executive Directors:					
S J O Catlin	449	24	166	639	67
P Swain	269	19	66	354	40
	718	43	232	993	107

	Year ended 31 December 2002				
	Salary and fees $'000	Benefits $'000	Bonus $'000	Total excluding pensions $'000	Pensions $'000
Executive Directors:					
S J O Catlin	627	26	101	754	94
P Swain (resigned 3 July 2002)	167	8	20	195	25
P D Brand (appointed 4 July 2002)	223	1	33	257	34
P Jardine (appointed 4 July 2002)	223	1	20	244	34
	1,240	36	174	1,450	187

	Year ended 31 December 2003				
	Salary and fees $'000	Benefits $'000	Bonus $'000	Total excluding pensions $'000	Pensions $'000
Executive Directors:					
S J O Catlin	681	6	68	755	102
P D Brand (resigned 7 February 2003)	51	—	5	56	7
P Jardine (resigned 12 March 2003)	96	1	10	107	14
C Stooke (appointed 12 March 2003)	396	5	133	534	60
Non-executive Directors:					
Sir G Hearne (appointed 31 January 2003)	150	—	—	150	—
M Crall (appointed 30 September 2003)	17	—	—	17	—
M Hepher (appointed 30 September 2003)	19	—	—	19	—
D Haverland (appointed 30 September 2003)	17	—	—	17	—
	1,427	12	216	1,655	183

(ii) Interests in share options

Executive and non-Executive Directors participate in the Catlin Group Limited employee stock compensation scheme as disclosed in Note 15.

The numbers of shares set out in this note are before adjustment for the changes to the Company's capital structure approved by the Board of Directors on 2 March 2004, under which all shares will be consolidated on a five-to-one basis (see Note 23).

No options were granted in the year ended 31 December 2001.

Year ended 31 December 2002

Executive Director	Date of grant	Earliest exercise date	Expiry date	Weighted Average Exercise price	Number at 1 January 2002	Granted/ (lapsed) in year	Exercised in year	Number at 31 December 2002
S J O Catlin	4 July 2002	4 July 2003	4 July 2012	$1.90	—	32,103,225	—	32,103,225
P D Brand	4 July 2002	4 July 2003	4 July 2012	$1.90	—	8,025,807	—	8,025,807
P Jardine	4 July 2002	4 July 2003	4 July 2012	$1.90	—	5,352,852	—	5,352,852
						45,481,884	—	45,481,884

Year ended 31 December 2003

Director	Date of grant	Earliest exercise date	Expiry date	Weighted Average Exercise price	Number at 1 January 2003	Granted/ (lapsed) in year	Exercised in year	Number at 31 December 2003
Executive								
S J O Catlin	4 July 2002	4 July 2003	4 July 2012	$1.90	32,103,225	—	—	32,103,225
P D Brand (resigned 7 February 2003)	4 July 2002	4 July 2003	4 July 2012	$1.90	8,025,807	—	—	8,025,807
P Jardine (resigned 12 March 2003)	4 July 2002	4 July 2003	4 July 2012	$1.90	5,352,852	—	—	5,352,852
C Stooke	9 June 2003	4 July 2003	4 July 2012	$1.90	—	1,605,162	—	1,605,162
Non-Executive								
Sir G Hearne	9 June 2003	4 July 2003	4 July 2012	$1.90	—	304,980	30,498	274,482
M Crall	30 September 2003	4 July 2004	4 July 2012	$1.90	—	80,258	—	80,258
M Hepher	30 September 2003	4 July 2004	4 July 2012	$1.90	—	80,258	—	80,258
D Haverland	30 September 2003	4 July 2004	4 July 2012	$1.90	—	80,258	—	80,258
					45,481,884	2,150,916	30,498	47,602,302

Directors' interests in shares

As at 31 December 2003, the following Executive and non-Executive Directors held common shares in the company as follows:

	2003 Number
Executive Directors:	
S J O Catlin	14,286,665
Non-Executive Directors:	
Sir G Hearne	30,498
	14,317,163

All Directors' interests are beneficially held. On 2 March 2004, the Group's Board of Directors approved the cancellation of options previously granted to certain non-executive Directors and their replacement by common shares, to take place immediately prior to the initial public offering ("IPO") as follows:

Non-executive Directors	Options held at 31 December 2003 cancelled at IPO	Common shares issued in lieu at IPO
Sir G Hearne	274,482	82,345
M Crall	80,258	24,077
M Hepher	80,258	24,077
D Haverland	80,258	24,077

14. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year. The numbers of shares set out in this note are before adjustment for the changes to the Company's capital structure approved by the Board of Directors on 2 March 2004, under which all shares will be consolidated on a five-to-one basis (see Note 23).

For diluted earnings per share, the weighted average number of common shares in issue is adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(i) Class A cumulative redeemable preference shares;

(ii) Class B-1 cumulative redeemable preference shares;

(iii) Class B-2 cumulative redeemable preference shares:

(iv) Employee stock option plan: and

(v) Warrants

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below:

	Year ended 31 December		
	2001 $'000	**2002 $'000**	**2003 $'000**
Net (loss)/income attributable to stockholders	(26,444)	(11,704)	127,013
Less: preference dividends	—	(13,881)	(28,911)
Less: beneficial conversion feature charged	—	(46,621)	—
(Losses)/earnings attributable to stockholders	(26,444)	(72,206)	98,102
Add: preference dividends	—	—	28,911
Diluted earnings attributable to ordinary shareholders	(26,444)	(72,206)	127,013

	Year ended 31 December		
	2001 Number	**2002 Number**	**2003 Number**
Weighted average number of shares	68,575,013	61,107,688	75,000,000
Dilution effect of stock options	—	—	10,603,260
Dilution effect of warrants	—	—	34,320,883
Dilution effect of convertible participating preference shares	—	—	547,000,000
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock	—	—	21,361,352
Weighted average number of shares on a diluted basis	68,575,013	61,107,688	688,285,495

Potentially dilutive securities totalling 286,134,456 shares in respect of share options, warrants and convertible participating preference shares for the year ended 31 December 2002, have not been included in the determination of diluted net loss per share as their inclusion would be anti-dilutive in those years.

Adjusted (loss)/earnings per common share before goodwill are set out in Note 10.

15. Employee Stock Compensation Scheme

Under a subscription agreement, dated 4 July 2002, the Company agreed to adopt a stock option plan (the Catlin Group Limited Long Term Incentive Plan, or "LTIP") in a form prescribed under that agreement. The stock compensation scheme was formally approved by the board on 10 June 2003 and has been legally constituted. These financial statements include provision for the cost of stock compensation, calculated using the fair value method of accounting for stock-based employee compensation. The cost of the scheme amounted to $0.7m for 2002 and $1.9m for 2003.

Under the plan, interests in shares equivalent to 10 percent of the Company's fully diluted share capital (a total of 80.3 million ordinary common shares) will be granted to eligible employees. During 2002, the Company was obliged to grant interests in 73.1 million shares, which had been allocated to employees based on the fair value as at 4 July 2002, being $1.04 per share. During 2003, the Company granted a further 7.1 million shares to employees, based on the fair value as at 31 December 2003, being $1.52 per share. The weighted average exercise price of interests allocated is $1.90 per share.

The interests in shares vest on various dates as prescribed under the subscription agreement but in any event all will be vested by 4 July 2012 when they expire. 7.9 million interests vested on 4 July 2003. The table below shows the status of the interests in shares as at 31 December 2003:

	Number	Weighted Average Exercise Price ($)
Outstanding at the beginning of the period	73,120,496	1.90
Granted during the period	7,137,569	1.90
Exercised during the period	(1,109,082)	1.00
Outstanding at the end of the period	79,148,983	1.91
Exercisable at the end of the period	6,771,468	1.00

As at 31 December 2003, there was no amount receivable from shareholders on the exercise of interests in shares.

The fair value of the scheme has been calculated using the Black-Scholes option pricing model and is being amortised over the expected vesting period of the options, being four and a half years from the date of the subscription agreement. The valuation has assumed a risk free interest rate at the average of the four- and five-year US dollar swap rates of 3.39 percent.

The numbers of shares set out in this note are before adjustment for the changes to the Company's capital structure approved by the Board of Directors on 2 March 2004, under which all shares will be consolidated on a five-to-one basis (see Note 23).

16. Other Comprehensive Income/(Loss)

The following table details the tax effect of the individual components of other comprehensive income / (loss) for 2001, 2002 and 2003:

2001

	Before Tax Amount $'000	Tax (Expense)/ Benefit $'000	Net-of-Tax Amount $'000
Net unrealised gains/(losses) on investments	15	(5)	10
Cumulative translation adjustments	(1,575)	472	(1,103)
Change in accumulated other comprehensive income/(loss)	(1,560)	467	(1,093)

2002

	Before Tax Amount $'000	Tax (Expense)/ Benefit $'000	Net-of-Tax Amount $'000
Net unrealised gains/(losses) on investments	1,120	(320)	800
Cumulative translation adjustments	2,670	(721)	1,949
Change in accumulated other comprehensive income/(loss)	3,790	(1,041)	2,749

2003

	Before Tax Amount $'000	Tax (Expense)/ Benefit $'000	Net-of-Tax Amount $'000
Net unrealised gains/(losses) on investments	3,697	534	4,231
Cumulative translation adjustments	(6,864)	2,302	(4,562)
Change in accumulated other comprehensive income/(loss)	(3,167)	2,836	(331)

17. Pension Commitments

In the United Kingdom the Group operates defined contribution schemes for certain directors and employees, which are administered by insurance companies. The pension cost for the UK scheme was $0.8m, $1.2m and $1.7m for the years ended 31 December 2001, 2002 and 2003 respectively.

In the United States of America, Catlin Inc, has adopted a Profit Sharing Plan (the "Plan") qualified under the Internal Revenue Code, in which all employees meeting specified minimum age and service requirements are eligible to participate. Contributions are made to the Plan as determined by the Board of Directors of the Group on an annual basis and are allocated on a pro rata basis to individual employees based upon eligible compensation. The pension cost for the Plan was $0.1m, $0.1m and $0.2m for the years ended 31 December 2001, 2002 and 2003, respectively.

18. Statutory Financial Data

The Group's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group operates. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

	United Kingdom			Bermuda		
	2001 $'000	2002 $'000	2003 $'000	2001 $'000	2002 $'000	2003 $'000
Required statutory capital and surplus	1,062	1,995	2,685	—	100,000	128,840
Actual statutory capital and surplus	1,601	3,131	3,623	—	319,718	386,410

The Group is also subject to restrictions on some of its assets to support its insurance and reinsurance operations as described in Note 4.

19. Commitments and Contingencies

Legal Proceedings

The Group is party to a number of legal proceedings arising in the ordinary course of the Group's business which have not been finally adjudicated. While the results of the litigation cannot be predicted with certainty, management believes that the outcome of these matters will not have a material impact on the results of operations or financial condition of the Group.

Concentrations of Credit Risk

Areas where significant concentration of risk may exist include investments, reinsurance recoverable (see Note 7) and cash and cash equivalent balances.

The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments.

Letters of Credit

Through its wholly owned subsidiary, Catlin Holdings (UK) Limited (formerly Catlin Westgen Holdings Limited), the Group provides financing to enable CSL to continue trading and to meet its liabilities as they fall due. As security for its underwriting, CSL has deposited with Lloyd's a clean, irrevocable standby letter of credit ("LOC") from Barclays Bank Plc, ING Bank NV and J.P. Morgan Chase Bank amounting to $182.1m (£101.8m). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on 24 November 2003 and its initial expiry date will be 31 December 2008. Collateral of $45m must be provided by 30 June 2005 and a further $30m by 30 June 2006. This LOC costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilised portion of the LOC costs 50 basis points per annum. It replaced a previous LOC in the amount of $273.5m (£169.9m), which became effective on 20 December 2002 and had an initial expiry date of 31 December 2007. At 31 December 2002 funds, investments and other assets of the Company's subsidiaries were used to secure $164.9m of the LOC.

In addition, a second, 1-year $50m Standby LOC facility is available for utilisation by CICL. At 31 December 2003, $1.6m in LOC's were outstanding. This LOC facility costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilised portion of the LOC costs 35 basis points per annum.

Both LOC facilities are subject to compliance on a quarterly basis with certain financial covenants, described in Note 9.

At 31 December 2002, syndicate 2003, of which CSL is the sole member, had a LOC of $32.1m to cover the funding requirements of the Surplus Lines Trust Fund. This was cancelled on 30 October 2003.

20. Subsidiaries and associates

The following were all of the subsidiaries at 31 December 2003 and have been included in the consolidated financial information. The capital of each company is wholly owned, is in ordinary shares and the principal country of operation is the country of incorporation/registration:

Name	Field of activity	Country of incorporation
Catlin Asia Pte Limited	Coverholder	Singapore
Catlin Labuan Limited	Coverholder	Malaysia
Catlin Holdings (UK) Limited	Holding Company	United Kingdom
Catlin Insurance Company Limited	Insurance	Bermuda
Catlin Inc.	Holding Company	United States of America
Catlin Holdings Limited	Holding Company	United Kingdom
Catlin Underwriting Agency US Inc	Coverholder	United States of America
Catlin Underwriting Agency US Inc. of Louisiana	Coverholder	United States of America
Catlin Ecosse Insurance Limited	Coverholder	United Kingdom
Catlin Underwriting Agencies Limited	Lloyd's Managing Agent	United Kingdom
Catlin Syndicate Limited	Lloyd's Corporate Name	United Kingdom
Catlin GmbH	Coverholder	Germany

In addition, the company has a 25% interest in the following Associate (see Note 4)

Name	Field of activity	Country of incorporation
Southern Risk Operations LLC	Surplus Lines Broker and Coverholder	United States of America

21. Related Parties

Catlin Underwriting Agencies Limited

CUAL provides management services to syndicates 1003, 2003 and 2600 at Lloyd's for which it receives management fees and profit commissions. The value of management fees received by CUAL from syndicate 1003 was $0.3m, $0.6m and $0m for 2001, 2002 and 2003, respectively.

Balances due from / (to) syndicate 1003 at the year end were as follows:

	2001 $ '000	2002 $ '000	2003 $ '000
Syndicate 1003	(187)	8,991	18,503

Other transactions

During 2002 and 2003, CICL entered into reinsurance arrangements with the syndicates, all of which were entered into on normal commercial terms.

During the period the Group purchased services from Catlin Estates Limited and Burnhope Lodge, both of which are controlled by a director of the Group. All transactions were entered into on normal commercial terms. The cost of services purchased from Catlin Estates Limited was $0.02m, $0.07m and $0.08m and from Burnhope Lodge was $0.03m, $0.02m and $0.04m for 2001, 2002 and 2003, respectively.

On 30 December 1999, the Company extended a loan facility of $5.4m to the Executives of Southern Risk Operating LLC, to enable them to acquire 75 percent of that entity. Interest on this loan is charged at 2.5 percent over the LIBOR rate which was 1.9 percent, 1.4 percent and 1.14 per cent at 31 December 2001, 2002 and 2003, respectively. The outstanding loan balance was $4.1m, $3.0m and $1.2m at 31 December 2001, 2002 and 2003, respectively.

Investment management services are provided to the Company and its subsidiaries by WIFG, formerly the Company's ultimate parent undertaking. Services are provided on normal commercial terms. During the period under review the cost of services purchased from WIFG, whilst it was the Company's ultimate parent undertaking, were $0.03m and $0.03m for 2001, and 2002, respectively.

At 31 December 2001, amounts owed to Western General Insurance Ltd, a current stockholder and formerly the Company's parent undertaking, include a loan of $2.2m which was advanced on 21 December 1999 and accrued interest at 1 percent over the LIBOR rate in US dollars for a one month period. The outstanding balance on this loan as at 31 December 2001, including accrued interest of $0.3m, was $2.4m. The loan and accrued interest were repaid in full during 2002.

At 31 December 2001, Western General Insurance Ltd had also collateralised investments to the value of $20.1m on behalf of Catlin Holdings (UK) Limited (formerly Catlin Westgen Holdings Limited). These collateralised investments supplement that company's security for the letter of credit provided by Barclays Bank Plc as explained in Note 19. This arrangement was terminated during 2002.

22. Reconciliation to UK GAAP

Catlin Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from UK GAAP.

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income attributable to group stockholders and the stockholders' equity under US GAAP to the amounts which would have been reported had UK GAAP been applied.

Net (loss) / income

	Note	Year ended 31 December 2001 $'000	2002 $'000	2003 $'000
Net (loss) / income for the year under US GAAP		(26,444)	(11,704)	127,013
Adjustment for:				
Deferral of acquisition costs	(a)	844	2,620	(6,002)
Names' expense deferral	(b)	(82)	(1,281)	—
Stop loss accounting	(c)	41,102	(5,880)	(6,133)
Goodwill amortisation	(d)	—	(3,099)	(3,396)
Translation differences	(e)	(1,575)	2,670	(6,864)
Unrealised appreciation on investments	(f)	15	1,120	3,697
Taxation	(g)	(12,035)	567	6,198
Profit / (loss) after taxation under UK GAAP		1,825	(14,987)	114,513
Payment in kind dividend	(h)	—	(13,881)	(28,911)
Retained profit / (loss) for the year under UK GAAP		1,825	(28,868)	85,602

Stockholders' equity

	Note	At 31 December 2001 $'000	2002 $'000	2003 $'000
Stockholders' equity under US GAAP		54,836	508,987	638,637
Adjustment for:				
Deferral of acquisition costs	(a)	3,382	6,002	—
Names' expense deferral	(b)	700	—	—
Stop loss accounting	(c)	41,102	35,222	29,089
Goodwill amortisation	(d)	—	(3,099)	(6,495)
Taxation	(g)	(13,116)	(12,089)	(8,727)
Stockholders' equity under UK GAAP		86,904	535,023	652,504

(a) Under US GAAP, the Group's accounting policy for deferred acquisition costs ("DAC") defers only those costs directly associated with acquisition of policies, primarily commissions and other premium levies. Under UK GAAP, the Group applied a broader definition of DAC such that, in addition to costs deferred under US GAAP, certain other operating costs were deferred. The Group followed this approach under UK GAAP for all financial years up to and including 2002. From 2003 onwards, the Group's accounting treatment for DAC under UK GAAP was adjusted to be entirely consistent with its US GAAP treatment.

(b) Under US GAAP, Lloyd's underwriting names' expenses are expensed as incurred. Under UK GAAP, 50% of these expenses incurred in a calendar year were carried forward as a prepayment into the succeeding calendar year. This policy was applied for all calendar years up to 2001. From 2002 onwards, the Group adjusted its UK GAAP policy to be consistent with US GAAP.

(c) Under US GAAP, the whole account stop loss contract, purchased by syndicate 2003 to protect underwriting years up to and including 2001, has been accounted for as a deposit due to its retroactive nature, in accordance with SFAS 113. As a result, the indemnity amount due under the contract is treated as a deferred gain to be released to income as recoveries are made from the reinsurer. Under UK GAAP, this contract has been accounted for as reinsurance and therefore the full indemnity amount has been recognised as a reinsurance recovery in 2001. No deferred gain is recognised in the UK GAAP balance sheet, resulting in a corresponding increase in stockholders' equity.

(d) Under US GAAP, in accordance with the provisions of SFAS 142, goodwill has not been amortised from 2002. Prior to 2002, goodwill was being amortised over 10 years. Under UK GAAP, this goodwill is amortised on a straight line basis over a period of 10 years.

(e) Translation differences on the translation of foreign currency assets and liabilities into US dollars are recognised in other comprehensive income under US GAAP. Under UK GAAP, these items are reflected as part of the profit or loss for the financial year. Whilst the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

(f) Unrealised appreciation on investments is recognised in other comprehensive income under US GAAP. Under UK GAAP, this is reflected as part of the profit or loss for the financial year. Whilst the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

(g) All of the reconciling items are presented before tax. This line item represents the tax effect of all of the reconciling items.

(h) Under US GAAP, this dividend does not affect income or stockholders' equity, being paid as an issue of new capital. Under UK GAAP, the dividend is treated as an expense in the statement of operations, offset by a specific appropriation of stockholders' equity. Accordingly, there is no difference in total stockholders' equity between US and UK GAAP.

23. Subsequent events

Intention to proceed with Initial Public Offering ("IPO") in the UK

On 3 March 2004, the Group announced its intention to proceed with an IPO of the common shares of the Company and admission to the London Stock Exchange plc. It is intended that the IPO will be completed in April 2004 and that the common shares of the Company will be sold to institutional investors in the United Kingdom and internationally.

The IPO will comprise $200 million of primary common shares issued by the Company and an additional amount of secondary common shares sold by investors that are existing shareholders of the Company. The proceeds from the new common shares to be issued by the Company will be used to support the Group's underwriting and for general business purposes.

Changes to capital structure

On 2 March 2004, the Group's Board of Directors approved certain changes to the Company's capital structure, to take place immediately prior to the IPO.

Accrued dividends on preference shares will be settled through the issuance of additional common shares and a small number of share options will be exchanged for shares. All preference shares will then be converted into common shares and consolidated on a five-to-one basis (achieved through a 19 for 1 bonus issue and subsequent 100 into 1 share consolidation). To maintain economic equivalence, the warrants and options that are currently outstanding will also be consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

Renewal of loan

On 23 February 2004, the Group renewed its drawdown of $50 million under its 364-day revolving bank facility. This drawdown matures on 24 May 2004.

PricewaterhouseCoopers LLP
Chartered Accountants

PART 9: PRO FORMA STATEMENT OF NET ASSETS

The unaudited consolidated pro forma statement of net assets of the Catlin Group Limited as at 31 December 2003, as set out below, has been prepared for illustrative purposes only to show the effect of the Global Offer as if it had taken place on 31 December 2003. The pro forma statement of net assets of the Group, because of its nature, may not give a true picture of the financial position of the Group.

The net assets of the Group as at 31 December 2003 included in the pro forma statement of net assets have been extracted, without adjustment, from the audited consolidated balance sheet of the Group as at 31 December 2003 as presented in Part 8: Accountants' Report.

	As at 31 December 2003 $'000 Note 1	Adjustments $'000 Note 2	Pro-forma as at 31 December 2003 $'000
Assets:			
Available for sale fixed maturities, at fair value	755,905	—	755,905
Short term investments	153,101	—	153,101
Cash and cash equivalents	325,667	182,354	508,021
Investment in associate	2,542	—	2,542
Accrued investment income	9,281	—	9,281
Premiums and other receivables	472,706	—	472,706
Reinsurance recoverable	287,165	—	287,165
Deposit with reinsurer	94,470	—	94,470
Reinsurers' share of unearned premiums	38,287	—	38,287
Deferred acquisition costs	130,185	—	130,185
Intangible assets and goodwill	70,531	—	70,531
Deferred tax asset	7,082	—	7,082
Other assets	45,542	—	45,542
Total assets	2,392,464	182,354	2,574,818
Liabilities:			
Unpaid losses and loss expenses	(962,535)	—	(962,535)
Unearned premiums	(612,325)	—	(612,325)
Deferred gain	(29,089)	—	(29,089)
Reinsurance payable	(43,520)	—	(43,520)
Notes payable	(50,107)	—	(50,107)
Accounts payable and other liabilities	(56,251)	—	(56,251)
Net assets	638,637	182,354	820,991
Pro forma net assets per share - basic[4]			5.33
Pro forma net assets per share - diluted[5]			5.13

Note 1: Extracted, without adjustment, from the Accountants' Report on the Company set out in Part 8 of this document.

Note 2: An adjustment has been made to reflect the issue of 31,180,000 Common Shares in the Global Offer, resulting in net proceeds of $182 million after payment of estimated issue costs of $18 million.

Note 3: No account has been taken of any trading or other transactions of the Company since 31 December 2003, except for the reorganisations of the Company's share capital that have taken place prior to, and will take place upon, Admission which have been taken into account as follows:

Ordinary Common Shares issued and outstanding, 31 December 2003	75,109,082
Changes to the issued and outstanding share capital since 31 December 2003	
Class B-1 preference shares issued and outstanding 31 December 2003 redesignated into Ordinary Common Shares	457,000,000
Class B-2 preference shares issued and outstanding 31 December 2003 redesignated into Ordinary Common Shares	25,000,000
Class A preference shares issued and outstanding 31 December 2003 redesignated into Ordinary Common Shares	15,000,000
Ordinary Common Shares issued in satisfaction of payment-in-kind dividends on preference shares	42,195,965
Cancellation of options and replacement with Ordinary Common Shares	154,576
Total Ordinary Common Shares before the effect of both the 19 for 1 bonus issue and the subsequent 100 into 1 consolidation and redesignation of Ordinary Common Shares to Common Shares	614,459,623
Total Existing Common Shares after effect of both the 19 for 1 bonus issue and subsequent 100 into 1 share consolidation and redesignation of Ordinary Common Shares to Common Shares	122,891,925
New Common Shares issued in the Global Offer	31,180,000
Common Shares issued and outstanding following the Global Offer	154,071,925

Note 4: Basic pro forma net assets per share as at 31 December 2003 are based on pro forma net assets of $821 million and 154,071,925 Common Shares, being the number of Common Shares in issue following the Global Offer.

Note 5: Diluted pro forma net assets per share as at 31 December 2003 are based on pro forma net assets of $821 million and 159,921,368 Common Shares, being the number of Common Shares in issue on a diluted basis, using the treasury method, following the Global Offer. The treasury method assumes that any proceeds on the exercise of outstanding options and warrants would be used to purchase common stock at the Offer Price. Only those options or warrants with an exercise price of less than the Offer Price are assumed to be exercised. Proceeds are determined as the difference between the Offer Price and the exercise price of the option or warrant.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Catlin Group Limited
Second Floor
Swan Building
26 Victoria Street
Hamilton
Bermuda HM12

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

J. P. Morgan Securities Ltd.
125 London Wall
London
EC2Y 5AJ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

1 April 2004

Dear Sirs

Catlin Group Limited (the "Company")

We report on the unaudited pro forma statement of net assets of the Company (the "pro forma financial information") set out in Part 9 of the Listing Particulars of the Company dated 1 April 2004 (the "Listing Particulars"). The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Global Offer might have affected the consolidated balance sheet of the Company as at 31 December 2003.

1. Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

2. Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

3. Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 10: ADDITIONAL INFORMATION

1. The Company

The Company was incorporated in Bermuda under the Bermuda Companies Act as an exempted company with limited liability on 25 June 1999 with registered number 26680 under the name Catlin Westgen Group Limited. On 27 March 2003 the Company changed its name to Catlin Group Limited. The principal legislation under which the Company operates is the Bermuda Companies Act. A summary of certain applicable provisions of Bermudian company law is set out in Part 11: Summary of Applicable Bermudian Company Law. The registered office of the Company is at Reid House, 31 Church Street, Hamilton HM12, Bermuda.

2. Share Capital

2.1 The Common Shares are in registered form and are not capable of being held in uncertificated form. As described in paragraph 18 of this Part 10, the Common Shares themselves will not be admitted to CREST but dematerialised Depositary Interests issued by a subsidiary of the Company's registrars in respect of the underlying Common Shares will be able to be held and transferred through the CREST system. Application has been made for Admission and it is expected that unconditional dealings in the Common Shares will commence on 6 April 2004. Save in respect of the Global Offer, none of the Common Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the Common Shares to be admitted to the Official List. In connection with the Global Offer, temporary documents of title will not be issued. However, it is expected that Depositary Interests representing the Common Shares will be issued or transferred to subscribers or purchasers of Common Shares on the day of Admission. Depositary Interests representing the Common Shares will be credited to CREST accounts on the date of Admission.

2.2 The Company was incorporated with an authorised share capital of $12,000 divided into 12,000 shares of $1.00 each. While a reorganisation of the Company's share capital will occur upon Admission, as described below in paragraph 2.3.14 of this Part 10, as at the date of this document, the Company has:

2.2.1 an authorised share capital of US$90,500 divided into 274 million Voting Ordinary Common Shares of US$0.0001 each, 70 million Non-Voting Ordinary Common Shares of US$0.0001 each, 51 million Series Z Common Shares of US$0.0001 each, 15 million Class A Preference Shares of US$0.0001 each, 470 million Class B-1 Preference Shares of US$0.0001 each and 25 million Class B-2 Preference Shares of US$0.0001 each; and

2.2.2 an issued share capital of US$65,933 divided into 75,109,082 Voting Ordinary Common Shares, 51 million Series Z Common Shares, 36,228,891 Non-Voting Ordinary Common Shares, 15 million Class A Preference Shares, 457 million Class B-1 Preference Shares and 25 million Class B-2 Preference Shares.

2.3 At 30 March 2001, being a date more than three years prior to the date of publication of this document, the authorised and issued share capital of the Company was as follows:

Authorised	Issued
25,374,176 W Ordinary Shares of par value US$0.00036 each	25,374,176
9,684,800 C Ordinary Shares of par value US$0.00036 each	9,684,800
790,596 CS Ordinary Shares of par value US$0.0000015 each	790,596
1,185,894 E Ordinary Shares of par value US$0.0000015 each	NIL
3,680,224 I Shares of par value US$0.0000015 each	3,680,224
29,652,426 D Shares of US$0.0000015 each	29,652,426
790,596 B-1 Ordinary Shares of par value US$0.0000015 each	592,947
395,298 B-2 Ordinary Shares of par value US$0.0000015 each	197,649
3,680,224 Z Shares of par value US$0.00036 each	3,680,224
1 Balance Share of US$3.8854	

Since 30 March 2001 there have been the following changes to the authorised share capital and fully paid issued share capital of the Company:

2.3.1 On 1 June 2001 the Company purchased and then cancelled 69,758 B-1 Ordinary Shares and 23,253 B-2 Ordinary Shares.

2.3.2 On 23 October 2001 the Company repurchased:

523,189 B-1 Ordinary Shares
174,396 B-2 Ordinary Shares
29,652,426 D Ordinary Shares
each of par value US$0.0000015.

The Company cancelled all the B-1, B-2, D and E Ordinary Shares.

The Company created a new class of shares designated F Ordinary Shares of nominal value US$0.0000015 ("F Shares") and then allotted 3,810,673 F Ordinary Shares. Accordingly, the authorised and issued share capital of the Company was (until 30 May 2002) as follows:

Authorised	Issued
25,374,176 W Shares of par value US$0.00036 each	25,374,176
9,684,800 CS Ordinary Shares par value of US$0.00036 each	8,679,843
790,596 CS Shares of par value US$0.0000015 each	716,183
3,952,979 F Shares of par value US$0.0000015 each	3,810,673
3,680,224 I Shares of par value US$0.0000015 each	3,680,224
3,680,224 Z Shares of par value US$0.00036 each	3,680,224
1 Balance Share of US$46.255	

2.3.3 With effect from 15 January 2002, by unanimous written resolution of the directors, the Company retrospectively rectified, removed any possibility of ambiguity in previous resolutions adopted by the board concerning share capital and clarified that, in a resolution effective on 3 September 1999, 34,295,714.2857 Common Shares of par value US$0.00035 were consolidated with other common shares of different par value with effect from 3 September 1999 and ratified and confirmed the new balance share of par value US$46.255 upon the creation of the Ordinary F Shares on 23 October 2001.

2.3.4 On 30 May 2002 7,906 issued F Shares were converted to 32.94 Z Shares and 7,982 F Shares were converted to 33.25 Z Shares.

2.3.5 On 1 July 2002 the share capital of the Company was confirmed as:

Authorised	Issued
8,679,843 Class C Shares of par value US$0.00036	8,679,843
790,596 Class CS Shares of par value US$0.000015	716,183
3,927,209 Class F Shares of par value US$0.000015	3,749,326
3,680,224 Class I Shares of par value US$0.000015	3,680,224
26,379,133 Class W Shares of par value US$0.00036	26,379,133
3,680,331.365 Class Z Shares of par value US$0.00036	3,680,331.365
1 Balance Share of par value US$46.2523051	

2.3.6 On 3 July 2002 94,992 Class C Shares were converted to Class Z Shares.

2.3.7 On 3 July 2002 the shareholders by unanimous written resolutions:

(a) consolidated 177,883 authorised but unissued Class F Shares of par value US$0.0000015 each into 2,668.245 Class F Shares of par value US$0.0001 each;

(b) subdivided the authorised but unissued Balance Share of par value US$46.2523051 into 462,523.051 Balance Shares of par value US$0.0001 each;

(c) reclassified the issued share capital of the Company into 74,777,576.143 Ordinary Common Shares of par value US$0.0001 each and 64,807,233.266 Class A Preference Shares of par value US$0.0001 each;

(d) reclassified the 2,668.245 authorised but unissued consolidated Class F Shares and the 462,523.051 authorised but unissued Balance Shares into 272,423.909 Ordinary Common Shares of par value US$0.0001 each and 192,767.387 Class A Preference Shares of par value US$0.00001 each; and

(e) increased the share capital in the Company by the creation of 224,950,000 Ordinary Common Shares of par value US$0.0001 each, 45,000,000 Class A Preference Shares of par value US$0.0001 each, 470,000,000 Class B-1 Preference Shares of par value US$0.0001 each and 25,000,000 Class B-2 Preference Shares of par value US$0.0001, each of such shares having the rights, privileges and conditions attached thereto as set out in the new bye-laws then to be adopted;

and the directors by unanimous written resolution reclassified the 2,668.245 authorised but unissued consolidated Class F Shares and the 462,523.051 authorised but unissued subdivided Balance Shares into 272,423.909 Ordinary Common Shares of par value US$0.0001 each and 192,767.387 Class A Preference Shares of par value US$0.0001 each, resulting in the total authorised share capital of the Company being US$90,500 divided into:

300,000,000 Ordinary Common Shares of par value US$0.0001 each; 110,000,000 Class A Preference Shares of par value US$0.0001 each; 470,000,000 Class B-1 Preference Shares of par value US$0.0001 each; and 25,000,000 Class B-2 Preference Shares of par value US$0.0001 each. 222,423,909 Ordinary Common Shares of par value US$0.0001 each; 192,767.387 Class A Preference Shares of par value US$0.0001 each; 350,000,000 Class B-1 Preference Shares and 25,000,000 Class B-2 Preference Shares were then allotted and issued.

2.3.8 On 5 November 2002 107,000,000 Class B-1 Shares were issued and allotted and warrants to subscribe for 100,322,580.65 Ordinary Shares were issued.

2.3.9 On 11 December 2002 11,771,182.7957 warrants were cancelled and the same number reissued to another entity within the relevant warrant holder group to rectify a prior clerical error.

2.3.10 On 27 October 2003:

(a) of the 225,000,000 authorised but unissued Ordinary Common Shares of the Company, 25,000,000 were redesignated as Non-Voting Ordinary Common Shares under the bye-laws of the Company as then amended;

(b) the remaining 200,000,000 authorised but unissued Ordinary Common Shares were redesignated as Voting Ordinary Common Shares under the bye-laws of the Company as then amended;

(c) the 75,000,000 issued Ordinary Common Shares of the Company were redesignated as Voting Ordinary Common Shares under the bye-laws of the Company as then amended; and

(d) the 45,000,000 authorised but unissued Class A Preference Shares of the Company were redesignated as Non-Voting Ordinary Common Shares under the bye-laws of the Company as then amended.

2.3.11 On 3 December 2003 1,109,082 options at a subscription price of US$1 each were exercised resulting in the issue of 1,109,082 Voting Ordinary Common Shares of US$1 each.

2.3.12 On 17 March 2004 50,000,000 Class A Preference Shares of par value US$0.0001 each and 1,000,000 Voting Ordinary Common Shares of par value US$0.0001 each were converted into 51,000,000 Series Z Common Shares of par value US$0.0001 each.

2.3.13 On 17 March 2004 36,228,891.37 Non-Voting Ordinary Common Shares of par value US$0.0001 each were issued and allotted in satisfaction of payment in kind dividends on preference shares in respect of the years 2002 and 2003.

2.3.14 By resolutions passed on 30 March 2004 conditionally upon Admission on or before 30 April 2004:

(a) each of the 51,000,000 issued Series Z Common Shares of par value US$0.0001 each in the capital of the Company will on Admission be repurchased and cancelled at a total cost to the Company of the negligible amount of US$5,100;

(b) the Company will on Admission pay dividends in respect of the year 2004 accrued up to the date immediately before the date of Admission and not already paid in respect of all Class A Preference Shares, Class B-1 Preference Shares and Class B-2 Preference Shares by the issue and allotment of 5,967,074 Non-Voting Ordinary Common Shares in accordance with the Existing Bye-laws;

(c) each of the 457,000,000 issued and 13,000,000 unissued Class B-1 Preference Shares of par value US$0.0001 each will on Admission be redesignated as a Voting Ordinary Common Share of par value US$0.0001 each having the rights and being subject to the restrictions and obligations set out in the Existing Bye-laws;

(d) each of the 25,000,000 issued Class B-2 Preference Shares of par value US$0.0001 each will on Admission be redesignated as a Voting Ordinary Common Share of par value US$0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-laws;

(e) each of the issued 15,000,000 Class A Preference Shares of par value US$0.0001 each will on Admission be redesignated as a Voting Ordinary Common Share of par value US$0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-laws;

(f) each of the 42,195,965 issued and 27,804,035 unissued Non-Voting Ordinary Common Shares of par value US$0.0001 each will on Admission be redesignated as a Voting Ordinary Common Share of par value US$0.0001 having the rights and being subject to the restrictions and obligations set out in the Existing Bye-laws;

(g) the authorised share capital will on Admission be increased from US$90,500 to US$2.5 million by the creation of a further 24,095,000,000 Voting Ordinary Common Shares of par value US$0.0001 each ranking pari passu with and having the same rights and being subject to the same restrictions and obligations as the Voting Ordinary Common Shares of the Company as set out in the Existing Bye-laws;

(h) the Directors having been authorised so to do, will capitalise a sum not exceeding US$20 being part of the sum standing to the credit of the additional paid in capital account of the Company and appropriate up to such sum to paying up issuing and allotting to holders of options under the Company's Long Term Incentive Plan which options have been surrendered 154,576 Voting Ordinary Common Shares of par value US$0.0001 each and allot and distribute such shares to such holders so that such shares shall rank pari passu with the existing issued Voting Ordinary Common Shares of par value US$0.0001 each;

(i) the Directors having been authorised so to do, will capitalise a sum not exceeding US$1.5m being part of the sum standing to the credit of the additional paid in capital account of the Company and appropriate up to such sum to the holders of the Voting Ordinary Common Shares of US$0.0001 each on the register of members after it has been made up pursuant to resolutions (b), (c), (d), (e), (f) and (h) above and apply such sum in paying up in full at par up to a maximum of 11,675,000,000 Voting Ordinary Common Shares of par value US$0.0001 each and allot and distribute such shares to such holders on the basis of 19 new Voting Ordinary Common Shares of par value US$0.0001 each for every 1 existing Voting Ordinary Common Share of par value US$0.0001 each then held so that such shares shall rank pari passu with the existing issued Voting Ordinary Common Shares of par value $0.0001 each;

(j) new bye-laws will be adopted with effect from the date of Admission as the Bye-Laws of the Company in substitution for and to the exclusion of the Existing Bye-laws;

(k) each of the 12,289,192,460 issued and 12,710,807,540 unissued Voting Ordinary Common Shares of par value US$0.0001 each after the bonus issue reflected pursuant to resolution

(i) above will on Admission be consolidated and divided into 250 million Voting Ordinary Common Shares of par value US$0.01 each in the capital of the Company and each of such issued and unissued Voting Ordinary Common Shares of par value US$0.01 will immediately be redesignated as a Common Share of par value US$0.01, resulting in 122,891,925 issued and 127,108,075 unissued Common Shares each having the rights and being subject to the restrictions and obligations set out in the Bye-laws;

(l) the Directors will be generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities pursuant to, and/or pursuant to the exercise of options under, the Long Term Incentive Plan, the Performance Share Plan and the Option Plan defined and described below in paragraph 4 of this Part 10 (together the "Share Incentive Plans"), the exercise of Warrants pursuant to the Warrant instrument described below in paragraph 13.4 of this Part 10 and otherwise up to an aggregate nominal amount of US$538,000, such authority to expire at the conclusion of the Company's annual general meeting to be held in 2009 or if earlier 28 February 2009; and

(m) the Directors will be empowered until the conclusion of the Company's annual general meeting in 2009 (or, if sooner, 28 February 2009) to allot equity securities for cash pursuant to the authority referred to above in paragraph 2.3.14(l), as if Bye-law 6 did not apply and, if relevant, sell treasury shares for cash as if Bye-law 6 did not apply, such power being limited to:

(i) the allotment and issue of Common Shares as part of the Global Offer;

(ii) the allotment of equity securities in connection with an offer or issue to holders of Common Shares where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be practicable) to the respective numbers of Common Shares held by them, but including in connection with such an issue the making of such arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or problems under the laws of any territory or the requirements of any regulatory body or any stock exchange; and

(iii) the allotment (other than pursuant to the powers referred to above in sub-paragraphs (i) and (ii)) of equity securities up to an aggregate nominal amount of US$78,100.

2.4 The powers referred to at paragraphs 2.3.14(l) and (m) will in part be utilised for the purposes of the Global Offer.

2.5 On 6 April 2004 up to 31,180,000 Common Shares will, subject to Admission, be issued pursuant to the Global Offer at a price of 350p per Common Share.

2.6 2.6.1 The authorised share capital of the Company following the passing and unconditionality of the resolution referred to above at paragraph 2.3.14 will be US$2.5 million, divided into 250 million Common Shares of par value US$0.01 each of which 154,071,925 Common Shares will have been issued or will, pursuant to the Global Offer be issued and are or will be fully paid or credited as fully paid.

2.6.2 The authorised but unissued share capital following the passing of the resolution referred to above at paragraph 2.3.14 and following the issue of the Common Shares pursuant to the Global Offer (of which 36,531,240 are reserved for issue under Share Incentive Plans and pursuant to exercise of Warrants under the Warrant Instrument) will be US$959,281, representing approximately 38% of the authorised share capital of which the directors will be authorised to allot for cash US$78,100 pursuant to the authority referred to above in paragraph 2.3.14(m).

2.6.3 Bye-law 3.10 of the Existing Bye-laws confers on shareholders rights of pre-emption in respect of the allotment of equity securities or securities convertible into equity securities ("Company Securities") (as defined in the Existing Bye-laws) which are, or are to be, paid up in cash and applies to the authorised but unissued share capital except to the extent disapplied by the resolution referred to above in paragraph 2.3.14(m).

2.6.4 Bye-law 6 of the Bye-laws confers similar rights of pre-emption in respect of the authorised but unissued reorganised share capital of the Company except to the extent disapplied by the resolution referred to above in paragraph 2.3.14(m).

2.7 2.7.1 As at 30 March 2004 the following options to subscribe for 82,848,878 Voting Ordinary Common Shares are outstanding in favour of employees and directors of the Group under the Long Term Incentive Plan described below in paragraph 4 of this Part 10. The number of Voting Ordinary Common Shares under option and in the exercise prices are expressed prior to the share reorganisation described in paragraph 2.3.14 of this Part 10.

Number of Voting Ordinary Common Shares under option	Exercise price	Exercise period
Time Based Options		
6,771,468	US$1	4 July 2003 to 4 July 2012
8,025,819	US$1	4 July 2004 to 4 July 2012
8,025,819	US$1	4 July 2005 to 4 July 2012
8,025,778	US$1	4 July 2006 to 4 July 2012
145,260	US$1	4 July 2007 to 4 July 2012
369,992	US$1.28	4 July 2004 to 4 July 2012
369,992	US$1.28	4 July 2005 to 4 July 2012
369,992	US$1.28	4 July 2006 to 4 July 2012
369,980	US$1.28	4 July 2007 to 4 July 2012
Performance Based Options(1)		
16,791,585	US$2	4 July 2007 to 1 Jan 2008
16,791,585	US$2.50	4 July 2007 to 1 Jan 2008
16,791,608	US$3	4 July 2007 to 1 Jan 2008

All such options were granted for nil consideration.

Of the above the following options will be surrendered immediately upon and conditional upon Admission:

Number of Voting Ordinary Common Shares	Exercise price	Exercise period
Time Based Plan		
54,576	US$1	4 July 2004 to 4 July 2012
54,576	US$1	4 July 2005 to 4 July 2012
54,576	US$1	4 July 2006 to 4 July 2012
24,075	US$1	4 July 2007 to 4 July 2012
187,803		
Performance Based Plan		
109,152	US$2	4 July 2007 to 1 Jan 2008
109,152	US$2.50	4 July 2007 to 1 Jan 2008
109,149	US$3	4 July 2007 to 1 Jan 2008
327,453		

(1) Immediately upon and conditional on Admission, Performance Based Options will be exercisable over 50% of the shares subject to such options from Admission and exercisable as to the remaining 50% on 4 July 2007 with the exception of options over 739,981 shares exercisable at $2; 739,981 shares exercisable at $2.50 and 739,977 shares exercisable at $3 which become exercisable in full on 4 July 2007.

2.7.2 100,322,580.65 Warrants have been granted for nil consideration to all the holders of Class B Preference Shares (irrespective of whether they are Class B-1 Preference Shares or Class B-2 Preference Shares) to subscribe for 100,322,580.65 Voting Ordinary Common Shares at a cost upon exercise of US$1 per Voting Ordinary Common Share. Such warrants are exercisable in whole or in part at any time and from time to time prior to 4 July 2012. Further details are provided under the description of the Warrant Instrument set out below in paragraph 13.4 of this Part 10.

2.7.3 Following the Global Offer and in accordance with the terms of the Long Term Incentive Plan and the Warrant Instrument described below in paragraph 13.4 of this Part 10, appropriate adjustments will be made to the number of Voting Ordinary Common Shares subject to existing options and warrants and/or the subscription price payable for them to take account of the reorganisation of the Company's share capital referred to above in paragraph 2.3.14. This will result in the number of shares subject to each type of option and warrant being divided by five and the exercise price payable per share being multiplied by five.

2.8 Save as disclosed above in paragraphs 2.2 to 2.7 inclusive of this Part 10:

2.8.1 there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries (other than intra-group issues by wholly-owned subsidiaries) in the three years preceding the date of this document;

2.8.2 no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries in the three years preceding the date of this document; and

2.8.3 no share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option.

2.9 Other than pursuant to the Global Offer, the issue of any Non-Voting Ordinary Common Shares pursuant to payment in kind of dividends on Preference Shares, the issue of Voting Ordinary Common Shares in exchange for the surrender of share options, the exercise of options under the Share Incentive Plans and the exercise of Warrants under the Warrant Instrument, there is no present intention to issue any of the authorised but unissued share capital of the Company. Further, it is the present intention that without the prior approval of Common Shareholders in general meeting:

2.9.1 no issue of Common Shares will be made which will effectively alter the control of the Company or the nature of its business; and

2.9.2 no material issue of Common Shares (other than to ordinary shareholders pro rata to their existing holdings) will be made within one year from the date of this document.

2.10 31,180,000 Common Shares will, subject to Admission, be issued pursuant to the Global Offer at a price of 350p per Common Share, representing a premium of US$6.40 over their nominal value of US$0.01 each payable in full on application.

3. Memorandum of Association and Bye-laws

3.1 The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of and act and perform all the functions of a holding company, to act and perform all the functions of an investment company and, since its alteration on 26 March 2003, to hold all the shares in a Bermuda "exempted" company whose business is that of insurance. The objects of the Company are set out in full in clause 6 of the Memorandum of Association which is available for inspection at the address specified below in paragraph 22 of this Part 10.

3.2 The Bye-laws of the Company adopted conditionally on Admission pursuant to the resolution described in paragraph 2.3.14(j) of this Part 10 contain provisions, inter alia, to the following effect:

3.2.1 *Voting rights*

(a) At any general meeting, a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands. At a general meeting on a show of hands every shareholder who is present in person or by proxy has one vote. (Bye-laws 25.2 and 25.3)

(b) On a poll every shareholder who is present in person or by proxy or (being a corporation) is present by a representative has one vote for every share in the capital of the Company of which he is the holder. (Bye-law 25.2)

(c) No shareholder may vote or be reckoned in a quorum if any call or other sum payable by him to the Company in respect of any share remains unpaid. (Bye-law 25.14)

(d) The Bye-laws provide for unanimous written resolutions of members. (Bye-law 21.2)

(e) The Bye-laws provide a mechanism under which the Company shall before a vote of shareholders on any matter, reallocate a proportion of the voting rights held by or attributed to certain shareholders amongst other shareholders so as to ensure that those certain shareholders and their affiliates are not deemed to own stock possessing voting strength comprising more than 9.5% of all voting strength. Rights are granted in favour of the Company to investigate shareholders and apply sanctions of voting disenfranchisement to secure information and the taxation interests of the Company itself. (Bye-law 25.16)

3.2.2 *Class rights*

Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class voting in person or by proxy. (Bye-law 4.1)

3.2.3 *Directors and Officers*

(a) The business of the Company shall be managed by the Board, who may exercise all such powers as are not required to be exercised in general meeting, subject always to the provisions of the Bye-laws, the Bermuda Companies Act and to such directions as may be prescribed by the Company in general meeting. The Board may regulate its meetings as it sees fit and questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. (Bye-laws 31.1 and 34.1)

(b) If and for so long as the Company shall not be subject to the City Code, the Board shall, in managing and conducting the business of the Company and in exercising or refraining from exercising any and all powers, rights and privileges use its reasonable endeavours to apply and to have the Company abide by the General Principles as set out in the City Code ("General Principles") mutatis mutandis as though the Company were subject to the City Code. In the event that circumstances arise where, if the Company were subject to the City Code, the Company would be an offeree or otherwise the subject of an approach or the subject of a third party statement of firm intention to make an offer, the Board would comply and procure that the Company complied with the provisions of the City Code. In the event that the Board recommended to the shareholders of the Company or any class thereof any takeover offer made for shares in the Company from time to time, the Board would obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and the execution of the relevant offer. It is recognised in Bye-law 31.4 that the Panel on Takeovers and Mergers does not have jurisdiction and that, if and for so long as such may be the case, these provisions are subject in any event to the Bermuda Companies Act and to the requirement that the Board must be satisfied that the application of Bye-law 31.4 is in the best interests of the Company. (Bye-law 31.4)

(c) The Board may confer on any individual any of the Board's powers. The Board may delegate any of its powers to a committee which may consist, in the minority, of non-Directors. The Board shall appoint Directors to the offices of president and vice-president or chairman and deputy chairman to supervise and administer the general business and affairs of the Company and to exercise any of the powers and discretions exercisable by other Directors, upon such terms and conditions and with such restrictions as the Directors may think fit, and the Board may also delegate powers to any officer for such period and on such terms as the Board may from time to time determine. The Board may appoint one or more Directors to hold such other executive office in relation to the management of the business of the Company as the Board may decide. The Board may revoke any such appointment subject to the terms of any service contract entered into and without prejudice to any claim arising from such revocation. (Bye-laws 33.2, 33.3 and 35.1)

(d) The number of Directors shall not be less than 11 nor more than such number as the Board may by resolution determine. Each of 4 major shareholders has the right to nominate one Director to the Board until whichever is the later of the third annual general meeting following admission or the annual general meeting following the date upon which their respective shareholding falls below 10%. Of the Directors subject to election each is subject to retirement by rotation in successive 3 yearly cycles. A retiring Director is eligible for re-election. The quorum necessary for Board meetings is 7. The Bye-laws provide that notice must be given in writing not less than 120 days nor more than 150 days prior to the anniversary of the notice for the annual general meeting preceding the annual general meeting at which Directors are to be appointed for proposals by members to appoint any person as a Director (along with notice in writing signed by that person of his willingness to be appointed), other than a Director retiring at the same meeting or a person proposed for re-election or election as a Director by the Board. (Bye-laws 27 and 34.3)

(e) Bye-law 34.8 provides for unanimous written resolutions of Directors.

(f) The Board may appoint persons to be Directors either to fill a casual vacancy or as an additional Director. The office of a Director shall be vacated in the event of death, disability, bankruptcy, disqualification, resignation or request for removal by not less than three-quarters of the other Directors. (Bye-laws 27.1 and 28)

(g) A Director shall declare the nature of his interest in any contract or arrangement with the Company as required by the Bermuda Companies Act. A Director so interested shall not, except in particular circumstances, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting by reason of such interest. (Bye-laws 30.2 and 30.3)

(h) The Bye-laws provide for the appointment of alternate Directors. (Bye-law 29)

(i) The remuneration (if any) of any Director of the Company shall be determined by the Board, and may include the making of provisions for the payment to him, his spouse or other dependants, of a pension on retirement from the office or employment to which he is appointed and for the participation in pension and life assurance and other benefits. The Directors shall be paid out of the funds of the Company by way of fees for their services as Directors and such remuneration shall be deemed to accrue from day to day. Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meeting of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with the business of the Company or their duties as Directors generally. (Bye-laws 32 and 35.3)

(j) For any subsidiary organised under a law other than that of the United States the board of directors shall comprise such people as may be appointed by those individuals who from time to time comprise the Nomination Committee of the Board acting in their individual capacity unless the shareholders of the Company shall vote otherwise. So far as possible the constitutional documents of each such subsidiary will have to be made consistent with this provision. (Bye-law 27.10)

(k) The officers of the Company must include a president and a vice president or a chairman and a deputy chairman, all of whom shall be deemed to be Officers for the purposes of the Bye-laws. The Board shall appoint a president and a vice president or a chairman and a vice chairman, who shall be Directors, as soon as possible after the statutory meeting of the shareholders and after each annual general meeting. The election or appointment of any officer may be revoked at any time, and where the officer is also a Director his election or appointment as officer shall automatically terminate if such person ceases to be a Director for any reason. (Bye-law 35)

(l) No directors shall vote or be counted as part of the quorum on any resolution concerning his own remuneration. (Bye-law 30.4)

(m) The Bye-laws contain provision for the mandatory submission for re-election of a director at each annual general meeting after he has reached the age of 70.

(n) A Director may be removed by a resolution of the shareholders at any general meeting convened in accordance with the Bye-laws and where the relevant Director has been served with not less than 28 days notice and has the right to be heard on the motion for his removal. Section 93 of the Bermuda Companies Act does not apply to the Company. Any removal of a Director shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company. (Bye-law 28.1.8)

3.2.4 *Indemnity*

Subject to the Bermuda Companies Act, the Company indemnifies every Director or officer of the Company against any liability in respect of any act done, conceived in or omitted to be done in the conduct of the Company's business and may:

(a) purchase and maintain for any such Director or officer insurance against any such liability or any other insurance which the Company may purchase and maintain in accordance with the Act; or

(b) indemnify any such Director or officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or where proceedings are otherwise disposed of without any finding of any material breach of duty on his part or in which he is acquitted or in connection with any application in which relief from liability is granted to him by the Court under the Bermuda Companies Act for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Subject to the above and to the extent permitted by law, any Director or officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses or liabilities sustained or incurred in the proper and lawful execution and/or discharge of the duties of his office and/or the exercise or purported exercise of his powers or discretions and/or otherwise in relation thereto or in connection therewith. (Bye-law 49)

3.2.5 *Borrowing powers*

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. (Bye-law 31.2). The powers of the Company to borrow being in the Memorandum of Association variations of powers would be by variation of the Memorandum of Association.

3.2.6 *Dividends*

(a) The Board may, subject to the Bye-laws and in accordance with Section 54 of the Bermuda Companies Act, declare a dividend to be paid to the members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in fully or partly paid shares. (Bye-laws 39.1 and 39.7)

(b) Dividends unclaimed within six years of declaration are forfeit and revert to the Company (Bye-law 39.6)

3.2.7 *Power to issue shares*

Subject to the provisions of the Bye-laws, all unissued shares (either part of the original or of any increased capital) shall be at the disposal of the Directors to allot, grant options over, offer or otherwise deal with or dispose of them to such persons and generally on such terms and conditions as they may determine. (Bye-law 5.1)

3.2.8 *Authority to issue shares*

The Directors shall not exercise any power of the Company to allot "Relevant Securities" (meaning any shares of the Company, other than shares allotted in pursuance of any Employee Share Scheme (as defined in the Bye-laws), or Warrants exercised under the Warrant Instrument and any right to subscribe for or to convert any security into, shares in the Company) unless authorised to do so by a shareholders' resolution in a general meeting. Relevant Securities shall not include shares allotted or rights to subscribe for or convert any security into shares granted as part of any underwritten public offering of shares culminating in an "Admission" (meaning the first occurring admission of any class of shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities), (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith). Any authority, whether it is unconditional or subject to conditions, or whether given generally or for a particular exercise, shall state the maximum amount of Relevant Securities that may be allotted under it and the date on which it will expire, to be no more than 5 years from the date on which the Resolution is passed, unless previously revoked or varied by resolution of the shareholders in general meeting. Where the definition of Relevant Securities applies to any rights to subscribe for or to convert any security into shares, the authority relates to the maximum number of shares which may be allotted pursuant to such rights. The Directors may allot Relevant Securities after the expiry of the authority, in pursuance of an offer or agreement made by the Company before the expiry of such authority. No breach of these provisions shall affect the validity of any allotment of any Relevant Securities. (Bye-laws 5.3 to 5.9)

3.2.9 *Pre-emption rights*

The Bye-laws contain provisions giving pre-emption rights to holders of "Relevant Shares" (meaning the shares in the Company other than:

(a) those shares giving rights to a specified amount of dividend and capital in a distribution; and

(b) shares acquired or to be allotted pursuant to any Employee Share Scheme)

and of "Relevant Employee Shares" (being those shares in the Company which would be Relevant Shares save for the fact that they were acquired pursuant to an Employee Share Scheme), entitling them to be offered "Equity Securities" meaning Relevant Shares and rights to subscribe for or convert securities into Relevant Shares, excluding shares or any rights to subscribe for or convert any security into shares as part of any underwritten public offering of shares culminating in an Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith) in proportion to their existing shareholdings. These pre-emption provisions do not apply to allotments of Equity Securities which are paid otherwise than in cash (meaning where paid up otherwise than by cash received by the Company or cheque received by the Company in good faith, which the Directors have no reason to suspect will not be paid, or release of a liability of the Company for a liquidated sum or an undertaking to pay cash to the Company at a future date, where "cash" also includes foreign currency) and they do not apply to the allotment of securities which would be held under any Employee Share Scheme (as defined in the Bye-laws). Any Equity Securities which the Company has offered to a holder of Relevant Shares and Relevant Employee Shares may be allotted to him, or to anyone in whose favour he has renounced his right to their allotment, without contravening these provisions. Any offer made under these provisions must state a period of not less than 21 days during which it may be accepted and this offer shall not be withdrawn before the end of such period. (Bye-law 6)

3.2.10 *Disapplication of pre-emption rights*

The pre-emption rights summarised above in paragraph 3.2.9 of this Part 10 may be disapplied in whole or modified as the Directors determine, provided the Directors are given power by special resolution, which shall not be proposed unless recommended by the Directors and a notice is circulated to shareholders with a Directors' statement setting out reasons for making such

recommendation, the amount to be paid to the Company in respect of such allotment, and the Directors' justification of such amount. (Bye-law 7)

3.2.11 *Shares and transfer of shares*

(a) Subject to the Bermuda Companies Act and to any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, the Directors have the power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares. To the extent that such arrangements are so implemented, no provision of the Bye-laws shall have effect which is in any respect inconsistent with the holding or transfer of shares in an uncertificated form. Unless otherwise determined by the Directors or permitted by the Bermuda Companies Act or other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title of the share is evidenced otherwise than by a certificate and for so long as any transfers of that share may be made otherwise than by a written instrument. Always subject to the Bermuda Companies Act and to any other applicable laws and regulations and the facilities and requirements of any relevant system concerned:

(i) the Directors may in their absolute discretion convert certificated shares into uncertificated shares and vice versa, in such manner as they may think fit;

(ii) the Company shall enter on the Register of Members how many shares are held in uncertificated form and in certificated form and holdings in certificated form and uncertificated form shall be treated as separate holdings;

(iii) a class of shares is not to be treated as two classes by virtue of the fact that such class comprises both certificated shares and uncertificated shares or as a result of any provision of these Bye-laws or the Companies Acts (as defined in the Bye-laws) or any other applicable law or regulation which are applicable only in respect of certificated or uncertificated shares; (Bye-law 8.2.3)

(iv) the Directors are entitled to require the conversion of an uncertificated share into a certificated form to enable the Company to deal with that share in accordance with any provision in the Bye-laws. A member holding uncertificated shares may in accordance with any arrangements under Bye-law 8.1 and subject to compliance with the Companies Acts and other applicable laws in relation thereto require that such uncertificated shares be converted into certificated shares. (Bye-law 8)

(b) Subject to the Bermuda Companies Act and any applicable laws and regulations and the facilities the requirements of any relevant system concerned, the Directors have the power to implement and/or approve any arrangements which they may in their absolute discretion think fit in relation to the evidencing of title and transfer of interests in shares in the capital of the Company in the form of depositary interests or similar interests, instruments or securities. To the extent that such arrangements are implemented, no provision of Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding of the transfer of depositary interests or the shares in the capital of the Company represented thereby. The Directors may from time to time take such actions and do such things as they may in their absolute discretion think fit in relation to the operation of any such arrangements. (Bye-law 10)

3.2.12 *Destruction of documents*

The Company is entitled to destroy:

(a) any instrument of transfer or any other document which has been registered, or on the basis of which registration was made, at any time after the expiration of six years from the date of registration;

(b) any dividend mandate (or cancellation or variation thereof or any notification of change of address), at any time after the expiry of two years from the date of recording thereof; and

(c) any share certificate which has been cancelled, at any time after the expiration of one year from the date of such cancellation.

It is to be conclusively presumed in favour of the Company that all entries in the register of members and recorded particulars in the books or records of the Company entered on the basis of instruments of transfer, share certificates and other documents so destroyed, have been duly and properly entered, provided always that the destruction of any relevant document has been made in good faith and without notice of the Company that the preservation of any such document is relevant to any claim. (Bye-law 46)

3.2.13 *Untraced shareholders*

The Company is entitled to sell, at the best price reasonably obtainable at the time of the sale, any share of any shareholder where for a period of 6 years no cheque or warrant has been cashed and no communication has been received by the Company from such shareholder, provided that:

(a) during such period at least three dividends have become payable and none have been claimed;

(b) the Company has on or after expiry of such 6 year period given notice of its intention to sell such share(s), by way of an advertisement in a national newspaper in the country and in a newspaper in the area where the shareholder's last known address is located;

(c) the Company has not received, within a three month period following the publication of such advertisements, any communication from the shareholder; and

(d) where the shares are listed on a securities exchange, the Company has given notice thereto of its intention to sell such shares.

The net proceeds of any sale belong to the Company which must account to the former shareholder for an amount equal to the proceeds and enter his name in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt and such net proceeds and any interest earned on them may be employed in the business of the Company as the Directors may from time to time think fit. (Bye-law 47)

3.2.14 *Lien*

The Company has a first and paramount lien on any shares which are not fully-paid shares. (Bye-law 11)

3.2.15 *Capitalisation and scrip dividends*

The Directors may capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including any share premium account) and appropriate the sum resolved to be capitalised either:

(a) to the holders of any class of shares who would have been entitled to it if it had been distributed by way of dividend and in the same proportions, with the Directors applying such sum on their behalf either in or towards paying up any amounts, if any, for the time being unpaid on any shares held by such holders of such shares respectively or in paying up in full unissued shares or debentures of the Company to be allotted credited as fully paid up to such Shareholders in the proportions aforesaid, or partly in the one way and partly in the other; or

(b) to such holders of such shares who may, in relation to any dividend or dividends, validly accept an offer or offers on such terms and conditions as the Directors may determine (and subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with legal or practical problems in respect of overseas shareholders or in respect of shares represented by depositary receipts) to receive new Common Shares,

credited as fully paid up, in lieu of the whole or any part of any such dividend or dividends (any such offer being called a "Scrip Dividend Offer");

and the Directors shall apply such sum on their behalf in paying up in full at par unissued shares (in accordance with the terms, conditions and exclusions or other arrangements of the Scrip Dividend Offer) to be allotted credited as fully paid up to such holders respectively. The authority of the Company in general meeting, such authority not to end later than the fifth anniversary of the date at which the general meeting is held, shall be required before the Directors implement any Scrip Dividend Offer (which authority may extend to one or more offers) and for any such capitalisation. (Bye-law 41)

3.2.16 *Distributions on liquidation to shareholders*

On liquidation the liquidator may divide the whole or any part or parts of the assets of the Company among the Shareholders, in whole or part, in specie or in kind, for such values as the liquidator may deem fair. (Bye-law 48)

3.2.17 *General Meetings*

At least 21 clear days' notice must be given of an annual general meeting or a meeting called for the passing of a special resolution. A meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by not less than 14 clear days' notice. At any general meeting of the Company any two shareholders present in person or by proxy throughout the meeting shall form a quorum for the transaction of business. If within 5 minutes from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such other day, time or place as the chairman of the meeting may determine. (Bye-laws 22.1, 24.1 and 24.2)

3.2.18 *Demand for a poll at a general meeting*

A poll may be demanded by at least three shareholders present in person or represented by proxy, or by the Chairman or by any shareholder(s) present in person or by proxy representing one-tenth of the total voting rights of shareholders entitled to vote at such meeting. (Bye-law 25.3)

3.2.19 *Changes to the Bye-laws*

No Bye-law may be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board passed by a majority of the Directors and by a resolution of the Members by a 75% majority.

3.2.20 *Lloyd's*

The Bye-laws contain a provision, the purpose of which is to prevent any person acquiring any interest in the shares of the Company which would give or has given rise to a breach or non-compliance with the provisions of section 10 and/or 11 of the UK Lloyd's Act 1982 (the "Lloyd's Act"). These sections of the Lloyd's Act seek to prevent Lloyd's managing agents acting as brokers (and vice versa) and associations between Lloyd's brokers and managing agents. The Board will have the right to request from any person (including any shareholder) information to determine whether a person has acquired a prohibited interest. If, to the knowledge of the Board, a person has a prohibited interest, the Board may give notice calling for relevant persons to dispose of such shares (or interests therein) which would remedy the breach of the Lloyd's Act 1982. If the Board's notice is not complied with, the Board may, so far as it is able, make the required disposal. Subject to applicable law, any registered holder of shares upon whom a notice has been served ceases to have the right, inter alia, to attend or vote at general meeting of the Company and at class meetings of the relevant class of share. Certain of the rights attaching to the relevant shares vest in the chairman of any such meeting. (Bye-law 58)

3.2.21 *Disclosure of interests*

Each shareholder who from time to time is or becomes interested in 3% of the relevant share capital of the Company is required to notify such interest to the Company upon acquisition of such interest or upon any transaction whereby his interest rises above 3% or falls below 3%. Each shareholder is also required, to the extent that he is lawfully able to do so, to notify the Company if any other person acquires or ceases to have a notifiable interest in such shares of which he is the registered Shareholder, or to use his reasonable endeavours to procure that such other person makes notification of his interests to the Company. Where a shareholder fails to make the requisite notification, the Company may direct by notice that, in respect of the shares in relation to which the default has occurred, the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25% or more in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred, or treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective. (Bye-laws 53 and 54)

3.2.22 *Power of the Company to investigate interests in shares*

The Company may give notice to a person, where it knows or has reasonable cause to believe to be, or in the previous 3 years to have been, interested in the Company's shares, requiring to confirm or deny such interest and to give such further information, as may be requested. The Company may, upon receiving a response, direct by notice that, in respect of the shares in relation to which the default has occurred, the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25% or more in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred; treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective; or, in certain circumstances, refuse to register a transfer of shares held by the defaulting shareholder. (Bye-law 55)

3.2.23 *Takeover Provisions*

Bye-law 56 adopts certain of the provisions of the City Code, including provisions dealing with compulsory takeover offers and shareholder treatment along the lines of the General Principles (including "equal treatment") and Substantial Acquisition Rules, which are to be administered by the Board. Bye-law 56 is to have effect only during such times as the City Code does not apply to the Company.

Pursuant to Bye-law 56, a person must not:

(a) acting by himself or with persons determined by the Board to be acting in concert, seek to acquire shares in the Company, which carry 30% or more of the voting rights attributable to the shares in the Company; or

(b) acting by himself or with persons determined by the Board to be acting in concert, hold not less than 30% but not more than 50% of the voting rights, and seek to acquire, by himself or with persons determined by the Board to be acting in concert, additional shares which, taken together with the shares held by the persons determined by the Board to be acting in concert with him, increase his voting rights, except as a result of a "permitted acquisition" (meaning an acquisition either consented to by the Board, or made in compliance with Rule 9 of the City Code, or arising from the repayment of a stock borrowing arrangement); or

(c) effect or purport to effect an acquisition which would breach or not comply with the Substantial Acquisition Rules and Rules 4, 5, 6, or 8 of the City Code, if the Company were subject to the City Code.

Where the Board has reason to believe that any of such circumstances has taken place, then it may take all or any of certain measures:

(a) require the person(s) appearing to be interested in the shares of the Company to provide such information as the Board considers appropriate;

(b) have regard to such public filings as may be necessary to determine any of the matters under Bye-law 56;

(c) make any determination under Bye-law 56 as it thinks fit, either after calling for submissions by the relevant person(s) or without calling for any;

(d) determine that the voting rights attached to such shares in breach of the Bye-laws, the "Excess Shares", are from a particular time incapable of being exercised for a definite or indefinite period;

(e) determine that some or all of the Excess Shares are to be sold;

(f) determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and

(g) taking such actions as it thinks fit for the purposes of Bye-law 56, including prescribing rules not inconsistent with Bye-law 56, setting deadlines for the provision of information, drawing adverse inferences where information requested is not provided, making determinations or interim determinations, executing documents on behalf of a shareholder, converting any Excess Shares held in uncertificated form to certificated form and vice-versa, or converting any Excess Shares represented by depositary interests issued in uncertificated form under Bye-law 10 into shares in certificated form paying costs and expenses out of proceeds of sale, and changing any decision or determination or rule previously made.

The Board has the full authority to determine the application of Bye-law 56, including the deemed application of the whole or any part of the City Code, and such authority shall include all the discretion that the Panel would exercise if the whole or part of the City Code applied. Any resolution or determination made by the Board, any Director or the chairman of any meeting acting in good faith is final and conclusive and is not open to challenge as to its validity or as to any other ground. The Board is not required to give any reason for any decision or determination it makes. (Bye-law 56)

3.2.24 *Electronic Communications*

Subject to the Bermuda Companies Act and to the extent permitted by law, the Company may provide information and give notices using electronic communications. (Bye-law 57).

4. Share Incentive Plans

4.1 *Existing Plans: Catlin Group Limited Long Term Incentive Plan (the "LTIP")*

Awards have been made over Voting Ordinary Common Shares in the Company under the LTIP in the form of options which have been designated as either "time-based" or "performance-based" options ("Options"). The LTIP is administered by a committee being the Board of Directors of the Company or one or more committees of the Board of Directors (the "Committee").

Following Admission, no further awards under the LTIP will be made to the current Directors or employees of the Catlin Group but Options may be granted at the discretion of the Committee to new joiners prior to the first awards made under the Performance Share Plan or the Share Option Plan (described below in paragraphs 4.2 and 4.3 of this Part 10) or, if earlier, two years following Admission. Such Options will be granted at the discretion of the Committee, to attract high performing/high potential talent and will be subject to an overall limit of 0.5 per cent. of the Company's issued share capital from time to time.

Set out below is a summary of the main terms of the LTIP which apply to Options subsisting at the time of Admission or which may be granted following Admission. Amendments will be made to reflect the conversion of the Company's share capital from, *inter alia*, Voting Ordinary Common Shares to Common Shares. All options and all awards made under the Company's Share Incentive Plans granted following Admission will be over Common Shares.

Options and awards made under the Company's Share Incentive Plans are not pensionable.

4.1.1 *Eligibility*

Following Admission, Options may be granted only to employees or executive directors who join the Group following Admission and who devote substantially the whole of their time to their office or employment and shall be granted at the discretion of the Committee.

4.1.2 *Individual limits*

Options granted following Admission will be subject to the limit that the aggregate market value of Common Shares subject to an Option and any other share-based award granted to a participant under any other discretionary executive share incentive plan in the same financial year of the Company must not exceed a sum equal to twice the participant's basic salary unless the Committee, in its discretion, determines that special circumstances exist in which case such limit may be exceeded.

4.1.3 *Grant of Options*

Following Admission an Option may be granted at any time, at the discretion of the Committee within 42 days of the announcement of the Company's results for any period or at any other time if the Committee considers that exceptional circumstances exist which justify the grant of any Option.

No Option may be granted at any time during which dealing is prohibited under the Model Code of the Listing Rules.

No payment is required for the grant of an Option.

4.1.4 *Exercise and lapse*

Details of the exercise price of all Options subsisting on Admission is set out above in paragraph 2.7.1 of this Part 10.

(a) Time-Based Options

Time-Based Options vest and become exercisable (subject to continuing employment with the Company) in equal annual tranches over a period of four years beginning on a date not more than 15 months or less than 3 months from the date of grant. Time-Based Options lapse not later than the tenth anniversary of the date of grant.

Any Time-Based Option granted following Admission will be exercisable at a price per share which will not be less than the market value of the Company's shares at the time of grant.

(b) Performance-Based Options

Generally Performance-Based Options granted prior to Admission vest and become exercisable as to 50% on Admission and as to the remaining 50% on 4 July 2007 (subject to continuing employment with the Group) and will lapse to the extent not exercised on 1 January 2008.

Performance-Based Options granted following Admission will vest and become exercisable (subject to continuing employment with the Group) at such time as shall be determined by the Committee but which period shall not normally be less than three years from the date of grant. Performance-Based Options will lapse six months after they become fully exercisable.

Any Performance-Based Option granted following Admission will be premium priced. This means that the exercise price determined by the Committee will not be less than US$0.50 above the market value of the Company's shares at the time of grant.

With respect to both Performance-Based and Time-Based Options, the following provisions apply.

Where a participant ceases employment by reason of injury, disability, ill health, retirement (provided this occurs following the second anniversary of grant), death, the transfer of the business in which the participant is employed out of the Group, the company which employs the participant ceasing to be under the control of the Company, the termination of the participant's employment by reason of redundancy, unfair, constructive or wrongful dismissal or any other reason determined by the Board, the participant or his personal representatives may exercise Performance-Based Options to the extent vested at the date of cessation of employment and Time-Based Options in full in the case of senior management or to the extent vested in the case of all other employees. Options which are unexercised will lapse at the end of the period of 90 to 180 days from the date of cessation of employment depending on the participant's circumstances. Performance-Based Options which are not exercisable at the date of cessation of employment will lapse unless the Board resolves otherwise.

Where a participant ceases employment for any other reason, his Options lapse.

In the event of a take-over Options may be exercised early in full or as may be agreed by the Committee or may be released in exchange for equivalent options over the share capital of the acquiring company. The exercise of Performance-Based Options will not be accelerated in the event of a take-over and such options will become exercisable in due course in accordance with the provisions set out above.

The exercise of an Option may, at the Committee's discretion, be satisfied by delivering the option gain (being the fair market value of the shares subject to the Option less the exercise price) in cash or in an equivalent number of Shares.

4.1.5 *Variation of Share Capital*

In the event of any transaction or event which affects the Common Shares, such adjustments to the number of Common Shares subject to Options and the exercise price may be made as are determined by the Committee to be fair and reasonable.

4.1.6 *Voting, Dividends and Other Rights*

Until Options are exercised, participants have no voting or other rights in respect of the Common Shares that are subject to the Options and Options are not transferable or pensionable.

4.1.7 *Amendments*

The Board has a wide power of amendment under the LTIP Plan but following Admission no amendments to the material advantage of participants will be made without the prior approval of the Company in general meeting if such amendment would require shareholder approval in the circumstances governing amendments to the Performance Share Plan (as described in paragraph 4.2.11 below).

Incentive Arrangements following Admission:

4.2 ***The Catlin Group Limited Performance Share Plan (the "Performance Share Plan")***

The Performance Share Plan will have been adopted by the Board prior to and conditional upon Admission and has been designed to provide appropriate incentives for employees and directors of a listed company with regard to current best practice and institutional guidelines. The key features of the Performance Share Plan and awards which may be granted under the plan are set out below in the following paragraphs 4.2.1 to 4.2.13 inclusive of this Part 10. The Performance Share Plan will be administered by the Board and the Committee.

4.2.1 *Awards*

The Performance Share Plan will permit the grant of awards in the form of options to acquire Common Shares at a nil exercise price or contingent rights to receive Common Shares for no consideration.

The Performance Share Plan will also permit the use of restricted shares, cash or share awards that shall confer on the participant an equivalent economic value if the Committee so determines.

Awards may be satisfied by the issue of new shares or by the transfer of existing shares either from treasury or otherwise.

On any allotment of Common Shares in satisfaction of an award, the Board will be authorised to capitalise a sum equal to the par value of such shares from the Company's distributable reserves.

An eligible participant may be granted more than one type of award.

4.2.2 *Eligibility*

Awards may be granted to employees and executive directors of the Group who devote substantially the whole of their time to their office or employment and shall be granted at the discretion of the Committee.

4.2.3 *Performance Conditions*

The Committee shall determine the type of award being granted, the number of shares subject to that award, the exercise or vesting period and applicable performance conditions attaching to the award at the date of grant.

The Committee will, when awards are granted, set appropriate performance conditions which must be satisfied before an award can be exercised or vest. In setting the performance conditions the Committee will have regard to the prevailing market conditions and current institutional guidelines to determine conditions which are appropriate for the purposes of recruiting, retaining and incentivising high calibre individuals. The Committee will also regularly monitor the continuing suitability of the performance conditions in the light of these factors. The period over which performance will be measured will not be less than three years.

The performance conditions may later be varied or waived only where an event occurs which causes the Committee to consider that the performance condition has ceased to be appropriate. In such a case, any new condition imposed or existing condition varied must be in the opinion of the Committee fair, reasonable and broadly equivalent to the previous performance condition.

4.2.4 *Overall Limits*

No award may be granted at any time if, as a result, the total number of shares issued or committed to be issued pursuant to awards made under the Performance Share Plan and pursuant to grants made under all other employees' share incentive plans established by the Company during the period of ten years prior to such grant (but excluding any awards granted prior to Admission) would exceed 5% of the issued ordinary share capital of the Company on that date of grant.

4.2.5 *Individual Limits*

Awards made under the Performance Share Plan and other discretionary executive share incentive plan established by the Company will be subject to the following individual limits.

Generally, an award may be granted to a participant only if, as a result, the aggregate market value of the shares subject to the award together with any other share-based award made to the participant in the same financial year under the Performance Share Plan or other discretionary executive share incentive plan established by the Company (but excluding any awards granted prior to Admission) will not exceed a sum equal to twice that participant's basic salary.

If the Committee determines that awards are made under the Performance Share Plan at intervals of every two years or greater, the individual grant limit will be four times salary. This higher limit will apply if either an award has not been made under any discretionary executive share incentive plan in respect of the previous financial year or an award will not be made under any discretionary executive share incentive plan in respect of the following financial year.

It is the current intention that participants would not normally be granted an award under the Performance Share Plan in the same year as an award under any other discretionary executive share incentive plan operated by the Company from time to time. In the event that awards are made under any other discretionary executive incentive plan in the same financial year as an award under the Performance Share Plan, the above limits will be pro-rated accordingly.

In exceptional circumstances, such as an individual's recruitment, the Committee may determine that these limits may be exceeded.

4.2.6 *Grant*

An award may be granted at any time at the discretion of the Committee within 42 days of the announcement of the Company's results for any period or at any other time if the Committee considers that exceptional circumstances exist which justify the grant of any award. No award may be granted at any time in which a dealing would not be permitted under the Model Code.

No payment is required for the grant of an award.

4.2.7 *Vesting, Exercise and Lapse*

In normal circumstances, an award will not be capable of exercise or vesting after the tenth anniversary of its date of grant and any conditions to which it is subject must have been fulfilled or waived. An award will lapse on the expiry of ten years from its date of grant.

If a participant ceases employment by reason of death, injury, disability, ill-health, retirement, the transfer of the business in which the participant is employed outside of the Catlin Group, the company by which the participant is employed ceases to be under the control of the Company, or in other specified circumstances an award shall (unless the Committee determines otherwise) become exercisable or vest to the extent that performance conditions are deemed to have been met over the period from the date of grant to the date of cessation.

In all other circumstances in which a participant ceases employment, the award will lapse, subject to the Committee's discretion to permit exercise or vesting.

In the event of a take-over or in the event of the liquidation of the Company, awards may be exercised or vest early to the extent the Committee determines appropriate after taking into account the extent to which the performance conditions have been met over the period from the date of grant to the date of the take-over or liquidation. In the event of a take-over awards may be released in exchange for equivalent awards over the share capital of the acquiring company.

An internal reorganisation will not trigger early exercise or vesting unless participants are given the opportunity to exchange their awards for equivalent awards, if appropriate.

4.2.8 *Tax Withholding*

Where a participant becomes liable to taxation (including national insurance or social security contributions) in relation to an award, the Company (or the participant's employing company, if different) may recover any amounts due from the participant by way of withholding or remittance or by retaining and selling such shares comprised in the participant's Performance Share Plan award as are necessary. In addition, a participant may be required to discharge any liability to employer's national insurance contributions in relation to such awards granted to UK participants.

4.2.9 *Variation of Share Capital*

In the event of any variation in the ordinary share capital of the Company by way of capitalisation of profits or reserves or by way of rights or any consolidation or sub-division or reduction of capital or otherwise, then the number and the nominal value of the shares subject to any subsisting awards, the exercise price and the number of shares which may be allotted or transferred in satisfaction of an award which has been exercised or vested but in respect of which no shares have to date been allotted or transferred, may be adjusted in such manner as the Board considers to be fair and reasonable.

Any adjustment which would reduce the exercise price of an award to subscribe for shares below the nominal value of a Common Share may be made only where the Board is authorised and has resolved to capitalise from the Company's reserves the sum equivalent to the amount by which the nominal value of the shares subject to the award exceeds the aggregate adjustment exercise price.

4.2.10 *Voting, Dividend and other Rights*

Until awards are exercised or vest, participants have no voting or other rights in respect of the Common Shares that are subject to the awards. Awards are not transferable.

4.2.11 *Administration and amendment*

The Performance Share Plan may be amended under the direction of the Committee which may amend the plan by resolution provided that no deletion, amendment or addition shall operate to affect adversely in any material way rights already acquired by a participant under such plan without the approval of the majority of the affected participants having first been obtained.

Prior approval of the Company in general meeting will be required for any amendment to the material advantage of participants in respect of eligibility, plan limits, the basis for determining a participant's entitlement to awards and the terms of securities, cash and other benefits to be provided and for the provisions relating to the adjustment of awards except for minor amendments to benefit the administration of the plan and amendments to take account of changes in legislation or to obtain and maintain favourable tax, exchange control or regulatory treatment for participants or any member of the group or to take into account existing or proposed legislation.

4.2.12 *Overseas Plans*

The Board may at any time and without further formality establish further plans (in the form of sub-plans, schedules or otherwise) in overseas territories, any such plan to be similar to the Performance Share Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Shares made available under any such plan will count against any limits on overall or individual participation in the Performance Share Plan.

4.2.13 *Termination*

The Performance Share Plan may be terminated at any time by resolution of the Board or of the Company in general meeting and shall in any event terminate on 30 March 2014.

4.3 ***The Catlin Group Limited Share Option Plan (the "Option Plan")***

The Option Plan is a discretionary executive share option plan divided into an unapproved part ("Part A") and an approved part ("Part B") for which the Company intends to seek the approval of the UK Inland Revenue for the purpose of granting tax approved options under Schedule 4 to the UK Income Tax (Earnings and Pensions) Act 2003. In the summary of the key features of the Option Plan set out below, all references to the Option Plan relate to both Part A and Part B, unless otherwise stated.

4.3.1 *Options*

The Option Plan will permit the grant of market priced options giving the participant a right to acquire Common Shares.

Such options may be satisfied by the issue of new shares or by the transfer of existing shares either from treasury or otherwise.

4.3.2 *Eligibility*

Options may be granted to employees and directors of the Catlin Group who devote substantially the whole of their time to their office or employment and which, in the case of directors must be not less than 25 hours per week for the purpose of options granted under Part B of the Option Plan. Options will be granted at the absolute discretion of the Committee.

4.3.3 *Performance Conditions*

The Committee will, when options are granted, set appropriate performance conditions which must be satisfied before an option can be exercised. The period over which performance will be measured will not be less than three years. The factors which the Committee will consider in setting performance conditions and the circumstances in which the conditions could be varied or waived are the same as those applicable to the Performance Share Plan as set out in paragraph 4.2.3 above.

4.3.4 *Grant*

An option may be granted at any time at the discretion of the Committee within 42 days of the announcement of the Company's results for any period, or at any other time if the Committee considers that exceptional circumstances exist which justify the grant of an option.

No option may be granted at any time in which a dealing would not be permitted under the Model Code.

No payment is required for the grant of an option.

4.3.4 *Overall Limits*

No option may be granted at any time if, as a result, the total number of shares issued or committed to be issued pursuant to options granted under the Option Plan and pursuant to grants made under all other employees' share incentive plans established by the Company during the period of ten years prior to such grant (but excluding any awards made prior to Admission) would exceed 5%. of the issued ordinary share capital of the Company on that date of grant.

4.3.5 *Individual Limits*

Options granted under the Option Plan will be subject to the following individual limits.

(i) Generally, an option may be granted to a participant only if, as a result, the aggregate market value of the shares subject to the option together with any other share-based award made to the participant under the Share Option Plan or other executive incentive plan established by the Company in the same financial year (but excluding any awards granted prior to Admission) will not exceed a sum equal to twice that participant's basic salary.

If the Committee determines that options are granted under the Option Plan at intervals of every two years or greater, the individual limit will be four times salary. This higher limit will apply if either an award has not been made under any discretionary executive share incentive plan in respect of the previous financial year or an award will not be made under any discretionary executive share incentive plan in respect of the following financial year.

It is the current intention that participants would not normally be granted an option under the Option Plan in the same year as an award under any other discretionary executive share incentive plan operated by the Company from time to time. In the event that options are granted under any other discretionary executive incentive plan in the same financial year as an option granted under the Option Plan, the above limits will be pro-rated accordingly.

In exceptional circumstances, such as an individual's recruitment, the Committee may determine that this limit may be exceeded.

(ii) In the case of Part B only, an option may be granted to a participant only if, as a result, the aggregate market value of shares which are subject to options granted to him under Part B of the Option Plan and any other Inland Revenue approved share option scheme (not being a savings-related share option scheme) established by the Catlin Group or any associated company of the Catlin Group, will not exceed £30,000 or such other limit as may be imposed from time to time by the Inland Revenue.

4.3.7 *Exercise Price*

The exercise price of an option shall be determined by the Board and shall not be less than the market value of a share at the date of grant (or, in the case only of an option to subscribe for shares, the nominal value of a share if higher).

4.3.8 *Exercise and Lapse of Options*

In normal circumstances, an option will not be capable of exercise after the tenth anniversary of its date of grant and any conditions to which it is subject must have been fulfilled or waived. An option will lapse on the expiry of ten years from its date of grant.

If a participant ceases employment by reason of death, injury, disability, ill-health, retirement, the transfer of the business in which the participant is employed outside of the Catlin Group, the company by which the participant is employed ceases to be under control of the Company, or in other specified circumstances an option shall (unless the Committee determines otherwise) become exercisable to the extent that performance conditions are deemed to have been met over the period from the date of grant to the date of cessation.

In all other circumstances in which a participant ceases employment, the option will lapse, subject to the Committee's discretion to permit exercise.

In the event of a take-over or in the event of the liquidation of the Company, options may be exercised early to the extent the Committee determines appropriate after taking into account the extent to which the performance conditions have been met over the period from the date of grant to the date of the take-over or liquidation. In the event of a take-over options may be released in exchange for equivalent options over the share capital of the acquiring company.

An internal reorganisation will not trigger early exercise unless participants are given the opportunity to exchange their options for equivalent options, if appropriate.

4.3.9 *Other Provisions*

With respect to tax withholding, adjustments to options in the event of an alteration of share capital, voting, dividend and other rights and administration and amendments to the Option Plan or the terms of subsisting options, the provisions in the Option Plan are the same as the provisions which apply to awards under the Performance Share the Plan as described above in paragraphs 4.2.8, 4.2.9, 4.2.10 and 4.2.11 of this Part 10.

Any adjustment in the event of a variation in the share capital of the Company or amendment to any key feature of Part B of the Option Plan requires the prior approval of the Board of the Inland Revenue.

4.3.10 *Overseas Plans*

The Board may at any time and without further formality establish further plans (in the form of sub-plans, schedules or otherwise) in overseas territories, any such plan to be similar to the Option Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Shares made available under any such plan will count against any limits on overall or individual participation in the Option Plan.

4.3.11 *Termination*

The Option Plan may be terminated at any time by resolution of the Board or of the Catlin Group in general meeting and shall in any event terminate on 30 March 2014.

4.4 ***Pension Schemes***

4.4.1 The principal on-going UK pension scheme is the Catlin Holdings Ltd. Retirement Benefits Scheme originally established in 1985 which is an exempt approved arrangement under the Income and Corporation Taxes Act 1988. As at 31 December 2002 the Scheme had 78 active

members, no deferred members and no pensioners. The scheme is wholly insured in an insurance policy with Prudential Assurance Company. The scheme is a "contracted in" money purchase scheme. Thus pension payments depend on the amount of contributions and are not tied to final salary or years of service. Normal retirement age is 60 and basic contribution levels are 10% from the employer and 3% from employees (15% from the employer only, in the case of certain employees) of Pensionable Pay (defined as basic salary at 1 January of the relevant pension year). The principal employer is Catlin Holdings Limited.

The Scheme is open to all UK permanent employees after completion of their probationary period at the beginning of employment who are over 25 years of age and under 60 years of age although in respect of one employee pension provision is made on identical terms but with a different pension provider outside the standard scheme.

There is provision for additional voluntary contributions by employees subject to a maximum when aggregated with all other pensions contributions of 15% of the annually variable statutory earnings cap (£99,000 p.a. for the year 2003-2004) where applicable. In the event of a member's death after retirement there is a surviving spouse's pension of 2/3 of the member's maximum pension, if the member so chose at the time of retirement. There is a provision subject to legislation for taking a lump sum on retirement which reduces pension payments later.

Administration charges vary depending on the members' various different policy types.

Death before retirement benefit comprises the accumulated fund of the employee.

Normal retirement age is 60 years but the earliest age is 50 and the latest 75 years.

4.4.2 The Company contributes at a current annual rate of £68,475 to a small self administered centralised occupational money purchase pension scheme in respect of Stephen Catlin.

4.4.3 USA Pension Scheme: There is a defined contribution plan with fifteen participants. Contributions by the Company are discretionary. Employees become eligible after one year's service and must be over the age of 21. Employer contributions are allocated to each participant's remuneration. Normal retirement age is 65. The scheme operates as a combination of a 401(K) Salary Deferred Plan (under which the employer matches equally the employee's deferral to a maximum of 5% of the employee's salary) and a discretionary funding defined contribution plan, and offers special tax incentives and advantages to employees to participate.

4.4.4 In Bermuda there are for CICL two different plans, one registered for Bermudians and spouses of Bermudians and one non-registered for work permit holders. The differences are that under the former the currency is Bermuda dollars, cash refunds are restricted and the benefits cannot be assigned or pledged as security for a loan whereas the latter is in US dollars and cash refunds are permitted. Each is with Bermuda Life Insurance Company Ltd and operates on the basis that cash deposits are remitted to Bermuda Life for the exclusive benefit of members of the plans each of whom is allocated his own account within the plan. The Company's rate of contribution is 10% of the participant's basic salary plus bonuses and profit share. All contributions cease on death or cessation of employment of the participant and on his reaching age 60. Rights vest after 2 years participation. Voluntary employee contributions of between 2% and 5% of salary may be made.

4.4.5 Pension arrangements in Singapore comprise contributions to the State organised Central Provident Fund by the employer of, effectively, 13% of employees' salary, provided the employee contributes 20%, up to a salary cap of Singapore $5,500.

4.4.6 Pension arrangements in Labuan comprise contributions to the state organised Employees Provident Fund of 11% of salary by the employee and 12% by the employer.

5. Directors' and Other Interests

5.1 The interests of the Directors in the issued share capital of the Company and the interests of any Connected Person of a Director the existence of which is known to or could with reasonable diligence be ascertained by that Director, whether or not held through another party, as at 30 March 2004 (being the latest practicable date prior to the printing of this document) and as they are expected to be immediately

following Admission, (in the latter case after adjustment to reflect the share capital reorganisation referred to above at paragraph 2.3.14 and to reflect the fact that on Admission 154,576 Voting Ordinary Common Shares (which become 30,915 Common Shares) will have been issued to non-executive directors in exchange for the surrender of share options) are as follows:

Name of Director	As at 30 March 2004 Number of Ordinary Common Shares	As at 30 March 2004 Percentage of existing issued share capital[1]	Post Admission Equivalent number of Common Shares plus shares issued for 2004 preference share dividend following Admission	Post Admission Percentage of issued share capital following Admission[2]
Sir Graham Hearne, Chairman	30,498	0.005%	22,568	0.015%
Stephen Catlin, Chief Executive	11,471,767	1.885%	2,299,851	1.493%
Stephen Catlin, as one of the trustees of Catlin Settlement Trust	2,844,643	0.467%	570,292	0.370%
Michael Crall	NIL	NIL	4,815	0.003%
Richard Haverland	NIL	NIL	4,815	0.003%
Michael Hepher	NIL	NIL	4,815	0.003%

(1) In calculating these percentages all Series Z Common Shares have been disregarded in both the total and the individual shareholding since they are of insignificant financial value and carry no voting rights.

(2) These percentages do not take into account any new Common Shares which may be taken up by the Directors and their immediate families pursuant to the Global Offer.

Name of Director	Number of Class A Preference Shares	Percentage of existing issued share capital	Equivalent number of Common Shares following Admission	Percentage of issued share capital following Admission[1]
Stephen Catlin, Chief Executive	2,289,586	0.376%	457,917	0.297%
Stephen Catlin, as one of the trustees of Catlin Settlement Trust	567,746	0.09%	113,549	0.074%

(1) These percentages do not take into account any new Common Shares which may be taken up by the Directors and their immediate families pursuant to the Global Offer.

John Marion is a Non-Executive Director nominated by Western General Insurance Ltd., Michael Eisenson is a Non-Executive Director nominated by CB-Catlin Inc., Mark Gormley is a Non-Executive Director nominated by Capital Z, Nicholas Paumgarten is a Non-Executive Director nominated by Corsair II, L.L.C. the general partner of J.P. Morgan Corsair II, Capital Partners, L.P., and William Spiegel is a Non-Executive Director nominated by Cypress, all as defined below in paragraph 5.4 of this Part 10. Because of the way that the investment funds of certain of these shareholders are structured, such shareholders may be deemed to be connected persons of their nominated Director, in which case the shareholdings of such shareholders would be attributable to the respective nominated Directors. The interests of these shareholders are set out, below in paragraph 5.4 of this Part 10.

5.2 The following options over Common Shares have been granted to the Directors under the LTIP described above in paragraph 4 of this Part 10, such options being exercisable at the price and between the dates shown below (the number of Common Shares under option and the exercise prices having been adjusted to reflect the expected effect of the reorganisation of the Company's share capital referred to above at

paragraph 2.3.14 and to reflect that on Admission some options currently held by Directors will have been surrendered in exchange for the issue of Voting Ordinary Common Shares (see paragraph 5.1 above)):

Name of Director	Number of Common Shares under option	Exercise price	Exercise period
	Time Based Options		
Stephen Catlin	642,064	US$5	4 July 2003-4 July 2012
	642,064	US$5	4 July 2004-4 July 2012
	642,064	US$5	4 July 2005-4 July 2012
	642,064	US$5	4 July 2006-4 July 2012
Christopher Stooke	32,103	US$5	4 July 2003-4 July 2012
	32,103	US$5	4 July 2004-4 July 2012
	32,103	US$5	4 July 2005-4 July 2012
	32,103	US$5	4 July 2006-4 July 2012
	16,051	US$6.41	4 July 2004-4 July 2012
	16,051	US$6.41	4 July 2005-4 July 2012
	16,051	US$6.41	4 July 2006-4 July 2012
	16,051	US$6.41	4 July 2007-4 July 2012
	Performance Based Options		
Stephen Catlin	642,064	US$10.00	Admission-1 January 2008
	642,064	US$12.50	Admission-1 January 2008
	642,064	US$15.00	Admission-1 January 2008
	642,064	US$10.00	4 July 2007-1 January 2008
	642,064	US$12.50	4 July 2007-1 January 2008
	642,064	US$15.00	4 July 2007-1 January 2008
Christopher Stooke	32,103	US$10.00	Admission-1 January 2008
	32,103	US$12.50	Admission-1 January 2008
	32,103	US$15.00	Admission-1 January 2008
	64,206	US$10.00	4 July 2007-1 January 2008
	64,206	US$12.50	4 July 2007-1 January 2008
	64,206	US$15.00	4 July 2007-1 January 2008

All such options were granted for nil consideration.

5.3 Save as set out above in paragraphs 5.1 and 5.2 of this Part 10, following Admission no Director will have any interest in the share capital of the Company or any of its subsidiaries.

5.4 Insofar as is known to the Company, as at 30 March 2004 (being the latest practicable date prior to the printing of this document), the following persons were, directly or indirectly, interested in 3% or more of the issued share capital of the Company:

Shareholder	Number and Class of Shares	Percentage that issued shares comprise of existing issued share capital disregarding Series Z Common Shares which are of insignificant value and carry no voting rights	Percentage that issued shares comprise of issued share capital following Admission and which reflects the payment on Admission of dividends in kind in respect of the year 2004[(1)]
CMBP II (Cayman) Catlin Ltd. and CMBP II Parallel (Cayman) Catlin Ltd. ("Cypress")	125,000,000 Class B-1 Preference 9,634,662 Non-Voting Ordinary Common Shares 22,070,968 Warrants	22.13%	15.20%
Corsair II, L.L.C. the general partner of J.P. Morgan Corsair II Capital Partners L.P. (through J.P. Morgan Capital, L.P. and J.P. Morgan Corsair II Capital Partners Bermuda Ltd.)	125,000,000 Class B-1 Preference 9,634,662 Non-Voting Ordinary Common Shares 22,070,968 Warrants	22.13%	15.20%
Capital Z Catlin Private Investment, Ltd. and Capital Z Catlin Investment, Ltd. and Capital Z Investments L.L.C ("Capital Z")	100,000,000 Class B-1 Preference 7,707,730 Non-Voting Ordinary Common Shares 29,427,957 Warrants	17.71%	12.16%
Western General Insurance Ltd.	9,732,994 Class A Preference 25,000,000 Class B-2 Preference 48,016,092 Voting Ordinary Common 2,677,125 Non-Voting Ordinary Common Shares 14,713,978 Warrants	14.04%	9.59%
CB-Catlin Inc.	55,000,000 Class B-1 Preference 3,170,850 Non-Voting Ordinary Common Shares 6,188,121 Warrants	9.56%	6.57%
Centre III Catlin Holdings Ltd.	30,000,000 Class B-1 Preference 1,729,555 Non-Voting Ordinary Common Shares 3,375,339 Warrants	5.22%	3.58%
Conning Catlin Ltd.	22,000,000 Class B-1 Preference 1,268,340 Non-Voting Ordinary Common Shares 2,475,249 Warrants	3.82%	2.63%

(1) These percentages do not take into account any new Common Shares which may be taken up by any of these shareholders pursuant to the Global Offer.

Save as set out in this paragraph and above in paragraph 5.1, the Company is not aware of any person who is interested (within the meaning of the Act), directly or indirectly, in 3% or more of the issued share capital of the Company.

5.5 Save as detailed above in paragraphs 5.1 to 5.4 inclusive of this Part 10, the Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

6. Transactions with Directors

6.1 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by the Company in the current or immediately preceding financial year of the Company or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

6.2 There are no outstanding loans granted by any member of the Group to any Director, nor has any guarantee been provided by any member of the Group for their benefit.

6.3 John Marion is a director of various companies within the Western General Insurance Ltd. group of companies which in itself is a substantial investor in the Company as a result of the subscription agreement referred to below in paragraph 13.5.4 of this Part 10.

Michael Eisenson is an investor in and director of various companies and partnerships within the CB-Catlin Inc. group of companies which is itself a substantial investor in the Company as a result of the subscription agreement referred to below in paragraph 13.5.4 of this Part 10.

Mark Gormley is an officer, owner and director of various companies and partnerships affiliated with Capital Z Financial Services Fund LP which in itself is a substantial investor in the Company as a result of the subscription agreement referred to below in paragraph 13.5.4 of this Part 10.

Nicholas Paumgarten is a director, officer and limited partner of various companies and partnerships within J.P. Morgan Chase & Co which in itself is a substantial investor in the Company as a result of the subscription agreement referred to below in paragraph 13.5.4 of this Part 10.

William Spiegel is a managing director, director, member, stockholder and limited partner of various companies and partnerships affiliated with Cypress, which itself is a substantial investor in the Company as a result of the subscription agreement referred to below in paragraph 13.5.4 of this Part 10.

Alan Bossin is also counsel at Appleby Spurling Hunter who are advisers to the Company.

Stephen Catlin controls Catlin Estates Limited and Burnhope Lodge. In 2003 the Group purchased services from the former at a cost of US$80,000 and the latter at a cost of US$40,000. All transactions were entered into on normal commercial terms.

7. Directors Service Agreements and Letters of Appointment

7.1 Each of the Executive Directors, Stephen Catlin and Christopher Stooke, has a service contract with Catlin Holdings Limited. The main terms and conditions for each of the Executive Directors are as follows:

7.1.1 *Stephen Catlin, Chief Executive*

Mr. Catlin is employed under a contract dated 8 December 1995 as updated by various letters and addenda. He is employed as Chief Executive Officer and Deputy Chairman of Catlin Group Ltd. and is Chairman of CUAL, CICL and CICL UK. Mr. Catlin's current basic annual salary is £456,000.

Mr. Catlin's service agreement is terminable on 12 month's notice in writing by either the Company or Mr. Catlin. Mr. Catlin is required to comply with the Lloyd's Model Code for Dealings in Securities. In addition to basic salary, Mr. Catlin is entitled to such bonus as the Board may in its absolute discretion decide and is eligible for personal accident and travel insurance for himself, his family and any person accompanying him when travelling on business or pleasure, medical insurance in accordance with the Company's plan from time to time, free canteen facilities, a season ticket travel loan, contributions to his personal pension plan at the rate of 15% of salary, participation in the Company's life assurance plan and permanent health insurance plan, and use of a Company car and reimbursement of all business expenses.

Mr. Catlin is subject to post termination restrictions of 12 months in relation to a detailed description of classes of insurance and reinsurance business at Lloyd's in the UK, the Channel Islands, the Republic of Ireland and the United States in competition with the Group and from

soliciting business from customers of the Group, enticing away employees of the Group and encouraging members of the Syndicates managed by the Group to terminate the appointment of a Group Company as Managing Agent.

The Company has the right to terminate Mr. Catlin's employment immediately by payment in lieu of notice, to exclude him from the Company's premises and assign him no duties during any notice period provided that the post termination restrictions start to run from the date of exclusion.

7.1.2 *Christopher Stooke, Chief Financial Officer*

Mr. Stooke's contract of employment is dated 30 October 2002 and he is employed as Group Chief Financial Officer at an annual salary of £330,000. The service agreement is terminable on not less than 12 months' notice by either party. Mr. Stooke is required to comply with all applicable regulatory requirements of Lloyd's and the FSA including the Lloyd's Model Code for Dealings in Securities and is obliged to provide services to all companies within the Group. If either party gives notice to terminate the agreement or Mr. Stooke otherwise evidences an initiation to terminate his employment, Catlin Holdings Ltd. may exclude him from the Group's premises and instruct him not to communicate with staff or customers.

Mr. Stooke is entitled to reimbursement of expenses and a profit commission at the discretion of the Company. He can participate in the Group's Life Assurance Plan, Permanent Health Insurance Scheme, Pension Scheme, Critical Illness Scheme, Medial Insurance Scheme for himself and his dependants, Personal Accident and Travel Insurance Scheme while travelling abroad on business and may receive a season travel ticket loan. Mr. Stooke is subject to post-termination restrictions for 12 months against soliciting the business of brokers and other intermediaries who have business with the syndicates managed by the Group, insureds who have placed business with such syndicates or employees of the Group. During such period he must not assist competitors in developing competing businesses or do anything calculated to lead any person to cease to do business with the Group. In this context, the business of the Group is that of being a Managing Agency at Lloyd's and any business of a Group Company to which Mr. Stooke has rendered services.

7.2 The Non-Executive Chairman and the other Non-Executive Directors are appointed under the terms of letters of appointment with the Company as follows:

7.2.1 *Sir Graham Hearne*

Sir Graham Hearne was appointed as Chairman of the Board on the terms of an appointment letter dated 15 January 2003. The appointment is of indefinite duration subject to termination by 90 days' notice by either party. If termination is by the Company other than for cause, compensation of nine months' salary is payable in addition to the salary due while the notice runs. Annual remuneration of £125,000 is payable quarterly in arrears subject to taxes and withholdings required by law. There is a provision for a bonus of £50,000 conditional upon Admission. The responsibilities require not less than 30 days per annum and presence at board meetings at least quarterly in Bermuda, presence in London and additional travel.

7.2.2 *Michael Crall*

Michael Crall was appointed as a Director and chairman of the compensation committee of the Board on the terms of an appointment letter dated 10 September 2003. The appointment as Director is of indefinite duration subject to termination by 90 days' notice by either party. That as committee chairman is at the discretion of the Board. If termination of the appointment as both a Director and a committee chairman is by the Company other than for cause compensation of nine months' aggregate salary is payable in addition to the salary due while the notice runs. Annual remuneration as Director of £35,000 is payable quarterly in arrears subject to taxes and withholdings required by law. Annual remuneration as compensation committee chairman is an additional £10,000 per annum on the same terms. The responsibilities require not less than 30 days per annum and presence at board meetings at least quarterly in Bermuda, presence in London and additional travel.

7.2.3 *Richard Haverland*

Richard Haverland was appointed as a Director and chairman of the investment committee of the Board on the terms of an appointment letter dated 10 September 2003. The appointment as Director is of indefinite duration subject to termination by 90 days' notice by either party. The appointment as committee chairman is at the discretion of the Board. If termination of the appointment as both a Director and a committee chairman is by the Company other than for cause, compensation of nine months aggregate salary is payable in addition to the salary due while the notice runs. Annual remuneration as Director of £35,000 is payable quarterly in arrears subject to taxes and withholdings required by law. Annual remuneration as investment committee chairman is an additional £10,000 per annum on the same terms. The responsibilities require not less than 30 days per annum and presence at board meetings at least quarterly in Bermuda, presence in London and additional travel.

7.2.4 *Michael Hepher*

Michael Hepher was appointed as a Director and chairman of the audit committee of the Board on the terms of an appointment letter dated 10 September 2003. The appointment as Director is of indefinite duration subject to termination by 90 days' notice by either party. The appointment as committee chairman is at the discretion of the board. If termination of the appointment as both a Director and a committee chairman is by the Company other than for cause compensation of nine months aggregate salary is payable in addition to the salary due while the notice runs. Annual remuneration as Director of £35,000 is payable quarterly in arrears subject to taxes and withholdings required by law. Annual remuneration as audit committee chairman is an additional £15,000 per annum on the same terms. The responsibilities require not less than 30 days per annum and presence at board meetings at least quarterly in Bermuda, presence in London and additional travel.

7.2.5 Each of Alan Bossin, John Marion, Michael Eisenson, Mark Gormley, Nicholas Paumgarten and William Spiegel is a Non-Executive Director of the Company and holds office under the terms of a letter of appointment of indefinite duration subject to 90 days' notice by either party. Annual remuneration is £35,000 payable quarterly in arrears subject to taxes and withholdings required by law.

7.3 Save as set out above in paragraphs 7.1 and 7.2, there are no existing or proposed service contracts between the Directors and any member of the Group.

7.4 Each of the shareholder nominee Directors, namely John Marion, Michael Eisenson, Mark Gormley, Nicholas Paumgarten and William Spiegel, were originally appointed under the terms of the Existing Bye-laws. Alan Bossin, an independent Non-Executive Director, was also originally so appointed. The appointments are terminable in accordance with the terms of their letters of appointment set out above at paragraph 7.2.5 of this Part 10.

7.5 In the financial year ended 31 December 2003 the total aggregate of the remuneration paid and benefits in kind granted (under any description whatsoever excluding pension contributions) to the Directors by members of the Group was US$1,655,000. Pension contributions amounted to US$183,000. The aggregate of the remuneration payable (excluding benefits in kind) to the Directors by members of the Group in respect of the year ending 31 December 2004 under the arrangements in force at the date of this document is expected to amount to approximately US$3,062,800.

7.6 There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

7.7 No amount or benefit has been paid or given within the two years immediately preceding the date of this document to any promoter of any member of the Group and no amount or benefit is proposed to be paid or given to any such promoter by the Company or any of its subsidiaries.

7.8 In addition to their directorships of the Company, the Directors and senior management named in this document:

7.8.1 are or have been directors or partners of the following companies (other than subsidiaries of the relevant company) and partnerships at some time in the five years preceding the date of this document:

Director	Position at Catlin	Company/ Partnership	Position still held
Sir Graham Hearne	Chairman	Enterprise Oil plc	No
		Novar plc	Yes
		Braemar Seascope Group plc	Yes
		Invensys Plc	No
		Gallaher Group plc	Yes
		N M Rothschild & Sons Ltd.	Yes
		Wellstream International Limited	Yes
		Rowan Companies, Inc.	Yes
		Vetco International	Yes
		Ascott Farms Limited	Yes
		Ascott Properties Limited	Yes
		Rothschild Continuation Holdings AG	Yes
		Personalprint.com Limited	Yes
		Philharmonia Trust	Yes
		Eranda Foundation	Yes
		Reckitt & Colman plc	No
		Elf Enterprise Petroleum plc	No
		Hayward Foundation	No
Stephen Catlin	Group Chief Executive and Deputy Chairman	Catlin Estates Limited	Yes
		Equitas Holdings Limited	No
		Lloyd's Japan Inc.	No
		Lloyd's Market Association	Yes
		The Sick Children's Trust	Yes
		The McCord Oesophageal Cancer Fund	Yes
Christopher Stooke	Group Chief Financial Officer	Price Waterhouse	No
		PricewaterhouseCoopers	No
		PricewaterhouseCoopers LLP	No
Michael Crall	Non-Executive Director	Equitas Holdings Limited	Yes
Richard Haverland	Non-Executive Director	USI Holdings	Yes
		Highlands Insurance Group	No
Michael Hepher	Non-Executive Director	Maple Leaf Global Ltd.	Yes
		Hans Property Management Limited	Yes
		Hambro Fraser Smith Holdings Ltd.	No
		Canada Life Financial Corporation	No
		Lane Clark Peacock LLP	Yes
		TeleCity plc	Yes
		Kingfisher plc	Yes
		Canada Life Capital Corporation	Yes

Director	Position at Catlin	Company/ Partnership	Position still held
John Marion	Non-Executive Director	Max Re Capital Ltd.	Yes
		Western General Insurance Ltd.	Yes
		Western International Financial Group Ltd.	Yes
		Westgen Certa Holdings Ltd.	Yes
		Triton Holdings Limited	Yes
		Stockton Holdings Limited	Yes
		Richmond Insurance Company	Yes
		Union Excess Reinsurance Company Ltd.	Yes
		Commercial Risk Partners Limited	No
		North Shore Limited	No
Michael Eisenson		Charlesbank Capital Partners, LLC	Yes
		CCC Information Services Group, Inc.	Yes
		COMIT, LLC	Yes
		IntelliMark, Inc.	Yes
		Playtex Products, Inc.	Yes
		Regency Gas Services, LLC	Yes
		United Auto Group, Inc.	Yes
		Universal Technical Institute, Inc.	Yes
		Xenogen Corporation	Yes
		Zoots Corporation	Yes
		Harken Energy Corporation	No
		ImmunoGen, Inc.	No
Mark Gormley	Non-Executive Director	Capital Z Management LLC	Yes
		Enba/Xelector Plc	No
		Data Distilleries BV	No
		Infotel, Informacion y Telecommunicaciones, SA	Yes
		Brodia, Inc.	No
		mPower Europe Limited	No
		mPower Advisors, LLC	No
		Magex Holdings Limited	No
		British Marine Managers Limited	Yes
		Authoria, Inc.	Yes
		Westbridge Capital Partners	No
Nicholas Paumgarten	Non-Executive Director	Corsair II, L.L.C.	Yes
		The E.W. Scripps Company	Yes
		CompuCredit Corporation	Yes
		Post Properties, Inc.	Yes

Director	Position at Catlin	Company/ Partnership	Position still held
William Spiegel	Non-Executive Director	Cypress Advisors Inc.	Yes
		Cypress Associates L.P.	Yes
		Cypress Associates II (Cayman) L.P.	Yes
		Cypress Associates II LLC	Yes
		Cinemark, Inc.	Yes
		FGIC Corporation	Yes
		MedPointe Inc.	Yes
		Montpelier Re Holdings, Ltd.	Yes
Paul Brand	Group Chief Underwriting Officer	Nuclear Risk Insurers Limited	Yes
Paul Jardine	Group Chief Operating Officer and Chief Executive of Catlin Underwriting Agencies Limited	CX Reinsurance Company Limited	Yes
		Equitas Holdings Limited	No
Janet Nelson	Group Chief Risk Officer	Casualty Actuarial Society	Yes
		Macalester College	Yes
Daniel Primer	Group General Counsel	59 Holland Park Managers Ltd.	Yes

Alan Bossin is a Non-Executive Director, is counsel to Appleby Spurling Hunter, advisers to the Company on Bermuda Law, and a resident of Bermuda. The Bermuda Companies Act requires that every Bermuda company exempted from local ownership rules (as the Company is) has a minimum of two Bermuda residents involved with the Company as director, secretary and/or resident representative. Companies listed on an appointed stock exchange (as the Company will be) are required to have only a resident representative. Many Bermuda companies appoint one or more Bermuda residents as directors to help satisfy the requirements of the Bermuda Companies Act and to have a quorum available in Bermuda to attend to routine corporate administrative matters. Bermuda lawyers, such as Mr. Bossin, are therefore regularly asked to sit as directors of Bermuda companies. This practice accounts for the comparatively large number of Mr. Bossin's current and former directorships which are as follows:

Affiliated Chemical Insurance Ltd., American Fidelity (China), Ltd., American Fidelity International (Bermuda) Ltd., American Fidelity Offshore Investments Ltd., American Surety Ltd., Amicus Limited, Asset Holding Group, Ltd., Asset Insurance Company Ltd., Bay State Insurance Company, Ltd., Car Reinsurance Ltd., Casting Manufacturers Insurance Limited, Casuarina Limited, CFI Insurers, Ltd., Chancellor Limited, Chatham Atlantic Re Ltd., The Chicago Standard Holding Company Ltd., The Chicago Standard Insurance Company, Ltd., Columbia Investments, Columbia Investments (Bermuda) Limited, Concord Atlantic Holding Limited, Credit Corp Bermuda Limited, Credit Derivatives Transactions Ltd., D.L. & C. Holding Company Limited, D.L. & C. Insurance Company Limited, Daihyaku Manulife Holdings (Bermuda) Limited, Dynamo Limited, Fencourt Reinsurance Company, Ltd., Fusion Capital, Ltd., Futuro Insurance Company, Limited, GAI (Bermuda) Ltd., GAI Insurance Company, Ltd., Glendale Holdings Ltd., Glendale Insurance Company, Ltd., Global Credit Reinsurance Limited, Golden Rule (Bermuda) Ltd., Greater Atlantic Holding Ltd., Greater Atlantic Insurance Company Ltd., Harrington Sound Insurance Limited, Hartford Insurance Ltd., Hartford Life, Ltd., Hartford Management, Ltd., Heritage Reinsurance Company, Ltd., Insurance Group of Asia (Bermuda) Ltd., Kenwood Holdings Ltd., Kenwood Insurance Company Ltd., Key-Royal Reinsurance Company, Limited, Lariat Insurance Company Ltd., Lionheart Shipping Limited, Manulife Century Investments (Bermuda) Limited, Manulife Holdings (Bermuda) Limited, Manulife Reinsurance (Bermuda) Limited, Manulife Reinsurance Limited, Mariner Reinsurance Company Limited, New Ocean Insurance Co., Ltd., New York Life Insurance Worldwide Ltd., Ocean Lines Limited, Old Dominion Insurance Company Limited, Owendore Limited, Pestalozzi Street Insurance Company, Ltd., Renross Limited, Reunited Reinsurance Limited, Rosewood Indemnity Ltd., Ruxton Insurance Company, Ltd., Safecare Ltd., Sanwa International (Bermuda) Limited, ServicePro Ltd., SwissRe Capital

Management (Bermuda) Ltd., SwissRe Finance (Bermuda) Ltd., SwissRe Investments (Bermuda) Ltd., Tooling & Machining Insurance Limited, Triad Assurance Limited, United Overseas Transport and Trading Corporation Limited, W.J. Insurance Company Ltd., Wind River Insurance Company (Bermuda), Ltd., Wyndham Insurance Company (SAC) Ltd, all of which are current directorships, and

Arjo Wiggins (Bermuda) Holdings Limited, Arjo Wiggins Appleton (Bermuda) Limited, Ashford Company Limited, British Indemnity Limited, CKB, Co., Haverford (Bermuda) Ltd., JCT, Ltd., KPP, Ltd., Maumee Valley Re Ltd., Old Fort Insurance Company, Ltd., Pigin Limited, Royal Enfield, Ltd., The Stuart Insurance Group, Ltd., TMD, Co., Wellman International Investments, all of which are companies of which Mr. Bossin has been a director at some time during the last five years but of which he is not a director at the date of this document.

7.8.2 have no unspent convictions relating to indictable offences;

7.8.3 have had no bankruptcies or individual voluntary arrangements;

7.8.4 have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

7.8.5 have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

7.8.6 have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

7.8.7 have not had any of their assets subject to any receivership; and

7.8.8 have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

8. United Kingdom Taxation

The following statements are intended only as a general guide to certain aspects of current UK tax legislation and to what is understood to be the current practice of the Inland Revenue. They relate to persons who are resident or (if individuals) ordinarily resident in the United Kingdom for UK tax purposes and who are the beneficial owners of Common Shares or Depositary Interests and may not apply to certain classes of shareholder such as dealers in securities, insurance companies, collective investment schemes or persons connected with the Company. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of acquiring and holding the Common Shares and Depositary Interests. Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than the United Kingdom is strongly recommended to consult his professional advisers immediately. This summary is based upon UK law and Inland Revenue practice, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

8.1 *Taxation of Dividends*

8.1.1 *Tax treatment of the Company*

The Company is not required to withhold UK tax on payment of dividends.

8.1.2 *Tax treatment of UK resident non-corporate holders*

Non-corporate holders of Common Shares or Depositary Interests resident in the United Kingdom should generally be liable to UK income tax on the amount of any dividend received from the Company. As the Company is not resident for tax purposes in the UK, non-corporate holders of Common Shares or Depositary Interests will not be entitled to a tax credit in respect of any dividend received but will be liable to tax at the rates of tax which are generally applicable to dividends received from companies which are resident for tax purposes in the United Kingdom.

8.1.3 *Tax treatment of UK resident corporate holders*

A UK resident corporate holder of Common Shares or Depositary Interests will generally be liable to corporation tax in respect of any dividend received from the Company and will not be entitled to any UK tax credit in respect of such a dividend.

8.2 ***Taxation of capital gains***

8.2.1 *UK resident holders*

A disposal of the Common Shares or Depositary Interests by a holder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for UK tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains, depending on the holder's circumstances and subject to any available exemption or relief.

8.2.2 *Non-resident holders*

A holder of Common Shares or Depositary Interests who is not resident in the United Kingdom for tax purposes but who carries on a trade in the United Kingdom through a branch or agency (or, in the case of corporate holders, a permanent establishment) to which the Common Shares or the Depositary Interests are attributable, may be subject to the same rules for the purposes of UK taxation of chargeable gains which apply to UK resident holders. (If the holder is an individual, a "trade" will include a profession or vocation). A holder of Common Shares or Depositary Interests who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for UK tax purposes in the UK for a period of less than five years of assessment and who disposes of Common Shares or Depositary Interests during that period may also be liable, on his return, to UK taxation of chargeable gains (subject to any available exemption or relief).

8.3 ***Stamp Duty/Stamp Duty Reserve Tax ("SDRT")***

8.3.1 *Issue*

No stamp duty or SDRT will arise in respect of the issue of Common Shares or Depositary Interests or the transfer of Common Shares, or surrender of Depositary Interests, to the Depositary.

8.3.2 *Transfer*

An agreement to transfer Common Shares will not be subject to SDRT, as long as no register of Common Shares is kept by, or on behalf of, the Company in the United Kingdom. A transfer on sale of Common Shares will not be subject to stamp duty provided that the instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom.

No SDRT should be payable on the agreement to transfer Depositary Interests within CREST provided that no register of Common Shares is kept by, or on behalf of, the Company in the United Kingdom, and it is not expected that an instrument subject to stamp duty would be created in respect of such a transfer.

9. Bermuda Taxation

The following statements are intended only as a general guide to current Bermuda tax legislation and to what is understood to be the current practice in Bermuda. Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than Bermuda is strongly recommended to consult his professional advisers immediately.

At the present time, there is no Bermuda income or profits tax, capital gains tax, capital transfer tax, estate duty or inheritance tax, or withholding tax payable by the Company or by its shareholders in respect of its shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda

imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28 March 2016, be applicable to the Company or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it. An annual Government fee is payable to the Bermuda government based on the Company's assessable capital. That fee is currently on a sliding scale with a maximum currently of 27,825 BMD. There can be no assurance that the Company will not be subject to any such tax after 28 March 2016.

10. United States Taxation

10.1 ***United States Taxation***

The following summary describes the material US federal income tax consequences of the acquisition, ownership and disposition of the Common Shares. The discussion included below is based upon provisions of the US Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed US Treasury Regulations thereunder, judicial authority, current administrative rulings and practice, the US/Bermuda Income Tax Treaty (the "Bermuda Treaty") and other authorities in effect and existing on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is applicable only to US Holders (defined below) who hold the Common Shares as capital assets within the meaning of Section 1221 of the Code.

As used in this Part 10, the term "US Holder" means a beneficial holder of the Common Shares that, for US federal income tax purposes, is:

10.1.1 a citizen or resident of the United States;

10.1.2 a corporation created or organised in or under the laws of the United States or any political subdivision of the United States;

10.1.3 an estate the income of which is subject to US federal income taxation regardless of its source; or

10.1.4 a trust if:

(a) a US court is able to exercise primary supervision over the trust and one or more US persons have the authority to control all substantial decisions of the trust; or

(b) the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

If a partnership holds Common Shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Those investors that are partners of a partnership purchasing Common Shares are urged to consult their own tax advisers with respect to the particular consequences to them.

The discussion included below does not address all of the US federal income tax consequences that may be relevant to a particular US Holder in light of the holder's specific circumstances or to particular US Holders who, for US federal income tax purposes, are subject to special rules, such as traders or dealers in securities or currencies, regulated investment companies, persons subject to alternative minimum tax, financial institutions, tax-exempt entities, insurance companies, entities that are treated as partnerships for US tax purposes, persons holding Common Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons who acquired shares pursuant to the exercise of employee share options or pursuant to an employee share purchase plan or otherwise as compensation, or persons whose functional currency is not the US dollar. In addition, this discussion does not address all the tax consequences that could apply to a US Holder that owns or has owned (directly, indirectly or by attribution) 10% or more of the Common Shares, determined by voting power or value. This discussion does not address any US state, local, foreign or other tax law of an investment in Common Shares.

The Company urges each person considering the purchase, ownership or disposition of the Common Shares to consult its own tax adviser concerning the US federal income tax

consequences of the purchase, ownership or disposition of the Common Shares in light of its particular situation as well as any consequences arising under applicable US and non-US state, local and other tax laws.

10.2 *Taxation of Catlin Group Limited*

Members of the Group that are not US corporations will be subject to US federal income tax only to the extent that such members derive US source income that is subject to US withholding tax or income that is effectively connected with the conduct of a trade or business within the US. Although the Company is a holding company and does not directly conduct any significant business operations, subsidiaries of the Company that are resident in Bermuda and the United Kingdom (the "Bermuda Subsidiary" and the "UK Subsidiary" respectively) do provide coverage of US risks. The Company believes that, except as described below with respect to the UK Subsidiary and the Bermuda Subsidiary, none of the Group's income should be treated as effectively connected with a US trade or business and expects to conduct its operations in a manner that will not cause such income to become treated as effectively connected with a US trade or business. However, because there is no definitive identification of activities which constitute being engaged in a trade or business in the United States for US federal income tax purposes, there can be no assurance that the Internal Revenue Service ("IRS") will not contend, perhaps successfully, that one or more members of the Group, other than US subsidiaries, is engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to US income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business, unless the corporation is entitled to relief under the permanent establishment provision of a tax treaty, as discussed below. The Company's US subsidiaries will be subject to US tax on their worldwide income.

Although not free from doubt, it is possible that a portion of the net income of the Bermuda Subsidiary is effectively connected with a US trade or business. However, under the Bermuda Treaty, the Bermuda Subsidiary will be subject to US income tax on any income found to be effectively connected with a US trade or business only if that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. While there can be no assurance, the Bermuda Subsidiary believes that it conducts its operations such that it does not currently have a permanent establishment in the United States.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its stock is beneficially owned, directly or indirectly, by Bermuda residents or US citizens or residents, and (ii) its income is not used in substantial part to make distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or US citizens or residents. There can be no assurance that the Bermuda Subsidiary has been or will be eligible for Bermuda Treaty benefits immediately following the offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of the Company's shareholders. If the Bermuda Subsidiary has not been eligible for the benefits of the Bermuda Treaty for prior periods, the impact would be immaterial. For the current and future years, the Company intends to conduct its affairs, including the activities of the Bermuda Subsidiary, so as to manage its US tax exposure in a manner consistent with its strategic business plan. There is no assurance that the Company's earnings and shareholders' investment will not be materially adversely affected.

Under an agreement between the IRS and Lloyd's, the UK Subsidiary (Catlin Syndicate Limited) is deemed to conduct business in the US through a permanent establishment and is therefore liable for US income tax on income effectively connected with that part of its business deemed effected through such permanent establishment. Although the earnings of such permanent establishment are also subject to US branch profits tax, under the terms of the tax treaty between the UK and the US and the agreement, the rate of branch profits tax is zero. The terms of the Lloyd's agreement with the IRS are currently being renegotiated. It is impossible to predict whether such renegotiation will result in an increase or decrease in the portion of the income of the UK Subsidiary that is subject to US tax.

The Code requires that foreign insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of US risk insured or reinsured by such

companies. Thus, a significant portion of the investment income of the UK Subsidiary (pursuant to the agreement referred to in the preceding paragraph), and the Bermuda Subsidiary (if it is considered to be engaged in the conduct of an insurance business in the United States and is not entitled to the benefits of the Bermuda Treaty (because it fails to satisfy one of the requirements for eligibility discussed above)) will be subject to US income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Treaty applies to other income such as investment income. If the Bermuda Subsidiary is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Treaty in general, but the Treaty is interpreted to not apply to investment income, a significant portion of its investment income could be subject to US income tax.

If any member of the Group, other than a US subsidiary, is not engaged in a trade or business in the United States, or if it qualifies for treaty benefits and does not have a US permanent establishment, it will not be subject to US federal income tax on its net income. However, a US excise tax equal to 4% for directly written casualty insurance premiums and 1% for reinsurance premiums will be imposed on premiums paid to such member where the insured or reinsured risks are related to the US. In addition to the excise tax described above, any such member would be subject to US withholding tax at a 30% rate (or such lower rate as may be provided by the applicable treaty) on certain interest, dividends and other investment income from US sources.

10.3 *Personal Holding Companies*

The Company and/or any of its subsidiaries could be subject to US tax on a portion of its income if any of them are considered to be a personal holding company (a "PHC") for US federal income tax purposes. A corporation generally will be classified as a PHC for US federal income tax purposes in a given taxable year if:

10.3.1 at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value; and

10.3.2 at least 60% of the corporation's gross income, as determined for US federal income tax purposes, for such taxable year consists of "PHC income".

PHC income includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents. The PHC rules contain an exception for foreign corporations that are classified as FPHCs (as discussed below).

If the Company or any subsidiary were a PHC in a given taxable year, such corporation would be subject to a 15% PHC tax on its "undistributed PHC income" (which, in the case of its non-US subsidiaries, would exclude PHC income that is from non-US sources, except to the extent that such income is effectively connected with a trade or business in the United States). For taxable years beginning after 31 December 2008, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals. The PHC income of the Company and its non-US subsidiaries would not include underwriting income or investment income derived from non-US sources and should not include dividends received by the Company from its non-US subsidiaries (as long as such non-US subsidiaries are not engaged in the trade or business in the United States).

The Company believes based upon information regarding its existing shareholder base that neither the Company nor any of its subsidiaries should be considered a PHC for US federal income tax purposes for any prior year of operations or immediately following the offering.

It is not certain, however, that the Company and/or any of its subsidiaries will not be considered a PHC following the offering or in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of the Company's shareholder base, the gross income of the Company or any of its subsidiaries and other circumstances that could change the application of the PHC rules to the Company and its subsidiaries. In addition, if the Company or any of its subsidiaries were to become PHCs it is not certain that the amount of PHC income would be immaterial.

10.4 *Taxation of shareholders*

10.4.1 *Distributions*

Subject to the controlled foreign corporation ("CFC") related party insurance income ("RPII"), foreign personal holding company ("FPHC") and passive foreign investment company ("PFIC") rules described below, a US Holder that receives a distribution in respect of the Common Shares generally will be required to include the distribution in gross income as a taxable dividend to the extent the distribution is paid from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. A distribution in excess of the Company's earnings and profits generally will first be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the Common Shares, and then as gain from the sale or exchange of a capital asset. US Holders will not be entitled to claim the dividends received deduction for dividend income in respect of the Common Shares.

Under current law, dividends received by individuals for taxable years beginning on or before 31 December 2008 on shares of certain foreign corporations may be subject to US federal income tax at lower rates than other types of income if certain conditions are met. The Company does not expect that dividends received by US Holders that are individuals will be entitled to such reduced rates because the Company does not currently meet the applicable conditions.

The gross amount of any distribution paid in pounds sterling, if any, will be included in the gross income of a US Holder in an amount equal to the US dollar value of the pounds sterling calculated by reference to the spot exchange rate in effect on the date of receipt of the distribution by the US Holder, regardless of whether the payment is in fact converted into US dollars on that date. A US Holder should not recognise any foreign currency gain or loss if such pounds sterling are converted into US dollars on the day the US Holder receives such pounds sterling. If the US Holder does not convert the pounds sterling into US dollars on the date of receipt, however, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt, and such US Holder may recognise exchange gain or loss upon a subsequent sale, conversion or other disposition of the pounds sterling (including an exchange of the pounds sterling for US dollars). Such gain or loss, if any, will be ordinary income or loss for US federal income tax purposes.

10.4.2 *Classification of the Company or its Foreign Subsidiaries as Controlled Foreign Corporations*

If US Shareholders (defined below) own, in the aggregate, more than 50% (measured by voting power or value) of the shares of the Company or any of its non-US subsidiaries (directly, indirectly, or constructively), the Company or any such non-US subsidiary would be a CFC. A US Shareholder is any US corporation, citizen, resident, or other US person who owns directly or indirectly through foreign persons, or is considered to own (by application of constructive ownership rules), 10% or more of the total combined voting power of all classes of stock of the foreign corporation. For purposes of taking into account insurance income, a CFC also includes a non-US insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by US Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts that is not "exempt insurance income" within the meaning of section 953(a)(2) of the Code exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. If characterised as CFCs, then a portion of the undistributed income of the Company and its non-US subsidiaries may be includible in the taxable income of US Shareholders. Although the Bye-Laws of the Company contain certain provisions designed to prevent certain persons from becoming US Shareholders, the Company and its non-US subsidiaries may be CFCs or may become CFCs in the future. However, CFC status generally only has potentially adverse consequences to US Shareholders. Investors should consult their tax advisers if they believe they may become a US Shareholder of the Company or any of its non-US subsidiaries.

10.4.3 *The RPII CFC Provisions*

RPII is any "insurance income" (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) or a "related person" (as defined below) with respect to such RPII shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under the provisions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For the purposes of the inclusion of the RPII of any foreign subsidiary that is an insurance company (a "Foreign Insurance Subsidiary") in the income of RPII shareholders, unless an exception applies, the term "RPII shareholder" means any US person who owns (directly or indirectly through foreign entities) any amount of Common Shares. Generally, the term "related person" for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by more than 50% of either the voting power or value of the shares applying certain constructive ownership principles. The Company's Foreign Insurance Subsidiaries will be treated as CFCs under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of the Company by vote or value.

10.4.4 *RPII Exceptions*

The special RPII rules do not apply if:

(a) direct and indirect insureds and persons related to such insureds, whether or not US persons, are treated as owning at all times during the taxable year (directly or indirectly through foreign entities) less than 20% of the voting power and less than 20% of the value of the stock of the Company (the "20% Ownership Exception"); or

(b) RPII, determined on a gross basis, is less than 20% of each of the Foreign Insurance Subsidiary's gross insurance income for the taxable year (the "20% Gross Income Exception"); or

(c) the Foreign Insurance Subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a US trade or business and to waive all treaty benefits with respect to RPII; or

(d) the foreign subsidiaries elect to be treated as US corporations.

Although it is not certain, the Directors believe that each Foreign Insurance Subsidiary has qualified for the 20% Gross Income Exception in prior years of operations. There can be no assurance that the 20% Gross Income Exception will apply for future years.

Where none of these exceptions applies, each US person owning or treated as owning any shares in the Company (and therefore, indirectly, in the Foreign Insurance Subsidiaries) on the last day of the Company's taxable year will be required to include in its gross income for US federal income tax purposes its share of the RPII for the portion of the taxable year during which any Foreign Insurance Subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such US persons at that date, but limited by each such US person's share of such Foreign Insurance Subsidiary's current-year earnings and profits, as reduced by the US person's share, if any, of certain prior-year deficits in earnings and profits.

10.4.5 *Computation of RPII*

In order to determine how much RPII any Foreign Insurance Subsidiary has earned in each taxable year, the Foreign Insurance Subsidiaries will request information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through foreign entities) shares of the Company and are US Persons. The Company may not be able to determine whether any of the underlying direct or indirect insureds to which the Foreign Insurance Subsidiaries provide insurance or reinsurance are shareholders or

related persons to such shareholders. Consequently, the Company may not be able to determine accurately the gross amount of RPII earned by each Foreign Insurance Subsidiary in a given taxable year. For any year in which the Company determines that any Foreign Insurance Subsidiary's gross RPII is 20% or more of such Foreign Insurance Subsidiary's gross insurance income for the year and the Foreign Insurance Subsidiary does not meet the 20% Ownership Exception, the Company will request information from its shareholders as to whether beneficial owners of Common Shares at the end of the year are US persons so that the RPII may be determined and apportioned among such persons. In the event that the Company is unable to determine whether a beneficial owner of Common Shares is a US person, the Company may assume that such owner is not a US person, thereby increasing the per share RPII amount for all known RPII shareholders.

If RPII is less than 20% of gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

10.4.6 *Uncertainty as to Application of RPII*

Regulations interpreting the RPII provisions of the Code exist only in proposed form. The applicability of these provisions to the operations of the Company and its subsidiaries is not entirely clear. In addition, it is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the US Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including...regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise:" Accordingly, the meaning of the RPII provisions and the application thereof to the Foreign Insurance Subsidiaries is uncertain. In addition, it is not certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in Common Shares should consult his tax adviser as to the effects of these uncertainties.

10.4.7 *Apportionment of RPII to US Holders*

Where none of the RPII exceptions apply, every RPII shareholder who owns Common Shares on the last day of any taxable year of the Company should expect that for such year it will be required to include in gross income its share of such Foreign Insurance Subsidiary's RPII for the portion of the taxable year during which such Foreign Insurance Subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns Common Shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of such Foreign Insurance Subsidiary's RPII.

10.4.8 *Basis Adjustments*

A RPII shareholder's tax basis in its Common Shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by the Company out of previously taxed RPII income. The RPII shareholder's tax basis in its Common Shares will be reduced by the amount of such distributions that are excluded from income.

10.4.9 *Tax-Exempt Shareholders*

Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity, as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the

potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organisation that is treated as a US Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described below under Information Reporting.

10.4.10 *Dispositions of Common Shares*

Subject to the discussions below relating to the potential application of the Code section 1248, PFIC and FPHC rules, holders of Common Shares generally should recognise capital gain or loss for US federal income tax purposes on the sale, exchange or other disposition of Common Shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these Common Shares exceeds one year, any gain may be eligible for reduced rates of taxation. Moreover, gain, if any, generally will be a US source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Code section 1248 provides that if a US person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under US federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

A US shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the US federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, the Company will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form.

Code section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% US Shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income or the 20% Ownership Exception applies.

Existing proposed regulations do not address whether Code section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. This application of Code section 1248 under the RPII rules should not apply to dispositions of Common Shares because the Company will not be directly engaged in the insurance business. It is not certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the US Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of Common Shares. Prospective investors should consult their tax advisers regarding the effects of these rules on a disposition of Common Shares.

10.4.11 *Passive foreign investment company*

A foreign corporation generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either:

(a) at least 75% of its gross income is "passive income"; or

(b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business... is not treated as passive income." This exception is intended to ensure that income derived by a bona fide insurance company is not

treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The Directors expect that, for the purposes of the PFIC rules, each of the Foreign Insurance Subsidiaries will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations.

The Company believes that it is not, and the Company does not expect to become, a PFIC for US federal income tax purposes for 2004 or future years. Note that PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually (the average value of assets for each year being the average of the fair market values of the assets determined as of the end of each quarter). Consequently, the Company can provide no assurance that it will not be a PFIC for either the current taxable year or for any subsequent taxable year. While the Company believes that it is currently not a PFIC, it is possible that the Company may be classified as a PFIC in the current or any future year. If the Company is classified as a PFIC in any year that a US Holder is a shareholder, the Company generally will continue to be treated as a PFIC for that US Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test described above. As discussed below, if the Company is classified as a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders of Common Shares.

If the Company is a PFIC in any year during which a US Holder owns Common Shares, such US Holder will be subject to additional US federal income taxes on any "excess distributions" received from the Company and any gain realised from the sale or other disposition of Common Shares (whether or not the Company continues to be a PFIC). A US Holder receives an excess distribution to the extent that distributions on the Common Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). Gain realised from the sale or other disposition of the Common Shares is also treated as if the sale or disposition were an excess distribution. To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. The interest charge is equal to the applicable rate imposed on underpayments of US federal income tax for such period.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid "mark to market" election (in which case, subject to certain limitations, such US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Common Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of Common Shares will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark to market" gains for prior years. A "mark to market" election is only available to US Holders in any tax year that the PFIC stock is considered to be "regularly traded" on a "qualified exchange" within the meaning of applicable US Treasury Regulations. The London Stock Exchange will constitute a "qualified exchange" for this purpose. Under the current US Treasury Regulations, PFIC stock is "regularly traded" if, among other requirements, it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Under proposed US Treasury Regulations, for the calendar year in which a corporation initiates an initial public offering of stock, the stock would meet the "regularly traded" requirement for that year if it is traded (other than in de minimis quantities) on at least 1/6 of the days remaining in the quarter in which the initial public offering of stock occurs, and on at least 15 days during each remaining quarter of such year. It is unclear when these proposed US Treasury Regulations will become finalised. If the proposed US Treasury Regulations are not applicable to US Holders of Common Shares, or if the Company's stock is not otherwise treated as regularly traded in the first year of trading because of inability to satisfy the 15 day requirement for one or more quarters, a US

Holder may still make a mark to market election in a succeeding year when the stock does so qualify. In such case, however, any gain recognised as a result of such initial election will be treated as an "excess distribution," subject to the treatment described in the preceding paragraph. ***All potential US Holders should consult their own tax advisers as to whether Common Shares would qualify for the mark to market election and whether such election is advisable.***

The foregoing rules with respect to additional US federal income taxes on excess distributions received from the Company and any gain realised from the sale or other disposition of the Common Shares may be avoided if a US Holder is eligible for and timely makes a valid "QEF election" (in which case the US Holder would be required to include in income on a current basis its pro rata share of the Company's ordinary income and net capital gains). However, in order for a US Holder to be able to make the QEF election, the Company would have to provide such US Holder with certain information. The Company does not expect to provide the required information.

Each US Holder that holds a direct or indirect interest in a PFIC must make an annual return on IRS Form 8621 reporting distributions received and gains realised with respect to such PFIC.

All potential US Holders are urged to consult their own tax advisers regarding whether an investment in Common Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

10.4.12 *Foreign personal holding company*

A foreign corporation will be classified as an FPHC for US federal income tax purposes if:

(a) at any time during the taxable year at issue, five or fewer individuals who are US citizens or residents own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of all classes of the corporation's stock measured by voting power or value; and

(b) at least 60% of its gross income for the year is "FPHC income".

If the Company or any of its non-US subsidiaries were to become FPHCs, a portion of the "undistributed foreign personal holding company income" (as defined for US federal income tax purposes) of each such FPHC would be imputed to all of the Company's shareholders who are US persons. Such income would be taxable as a dividend. In such event, subsequent cash distributions will first be treated as a tax-free return of any previously taxed and undistributed amounts. Further, in such case, upon the death of any US person that is an individual owning Common Shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the Common Shares which might otherwise be available under US federal income tax laws. Moreover, each shareholder that is an individual US person who owns, directly or indirectly, 10% or more of the value of an FPHC is required to file IRS Form 5471. The Directors believe, based upon information regarding the Company's existing shareholder base, that neither the Company nor any of its non-US subsidiaries should be considered FPHC for any prior year of operations or immediately following the offering.

It is not certain, however, that the Company and/or any of its non-US subsidiaries will not be considered an FPHC, because of legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of the Company's shareholder base, the gross income of the Company and/or any of its non-US subsidiaries and other circumstances that could change the application of the FPHC rules to the Company and its non-US subsidiaries. In addition, if the Company or any of its non-US subsidiaries were to become an FPHC it is not certain that the amount of FPHC income would be immaterial.

10.4.13 *Foreign Tax Credit*

If a majority of the Common Shares are owned by US persons, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by the Group (including any gain from the sale of Common Shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's US foreign tax credit limitations. It is also likely that substantially all of the "subpart F income" RPII and dividends that are foreign source income would constitute either

"passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for shareholders to utilise excess foreign tax credits to reduce US tax on such income.

10.5 *Information Reporting and Backup Withholding*

Under certain circumstances, US persons owning stock in a foreign corporation are required to file IRS Form 5471 with their US federal income tax returns. Generally, information reporting on IRS Form 5471 is required by:

(a) a person who is treated as a RPII shareholder;

(b) a US Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year; and

(c) under certain circumstances, a US person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC.

For any taxable year in which the Company determines that gross RPII constitutes 20% or more of any of the Foreign Insurance Subsidiary's gross insurance income and the 20% Ownership Exception does not apply, the Company will provide to all US persons registered as shareholders of its Common Shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.

Information returns may be filed with the IRS in connection with distributions on the Common Shares and the proceeds from a sale or other disposition of the Common Shares unless the holder of the Common Shares establishes an exemption from the information reporting rules. A holder of Common Shares that does not establish such an exemption may be subject to US backup withholding tax on these payments if the holder is not a corporation or a non-US person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a US person will be allowed as a credit against the US person's US federal income tax liability and may entitle the US person to a refund, provided that the required information is furnished to the IRS.

10.6 *Proposed US Tax Legislation*

Legislation has been introduced in the US Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain US connections. In this regard, legislation has been introduced that includes a provision that permits the IRS to reallocate or recharacterise items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character). Members of the US Congress also have recently introduced legislation that is intended to discourage US companies from expatriating to tax havens including Bermuda. While the Directors believe that these legislative initiatives are not intended to apply to companies in the Group's circumstance, particularly as the predecessor Group holding company was not a US company, it is possible that any legislation adopted could be so broadly drafted as to apply to the Company. In such event, the US tax costs of the Company could increase.

Additionally, the US federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether US Persons would be required to include in their gross income the "subpart F income" or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. It is not certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

11. Underwriting Arrangements and Lock-Up Arrangements

11.1 The Company, the Directors, the Selling Shareholders, the Joint Global Co-ordinators and the Underwriters entered into the Underwriting Agreement on 1 April 2004 pursuant to which, among other things:

11.1.1 the Company confirmed the appointment of Goldman Sachs, JPMorgan and UBS as joint sponsors in connection with the application for Admission and as Joint Global Co-ordinators;

11.1.2 the Company has agreed, subject to certain conditions, to allot and issue 31,180,000 New Common Shares pursuant to the Global Offer at the Offer Price;

11.1.3 the Selling Shareholders have agreed to sell 16,260,000 Existing Common Shares pursuant to the Global Offer at the Offer Price;

11.1.4 the Underwriters have severally and not jointly agreed, subject to certain conditions, to procure subscribers for, or failing which themselves subscribe for, the New Common Shares being issued by the Company pursuant to the Global Offer at the Offer Price and to procure purchasers of, or failing which themselves purchase, the Existing Common Shares being sold by the Selling Shareholders (including Existing Common Shares sold by them pursuant to the Over-Allotment Option) pursuant to the Global Offer at the Offer Price;

11.1.5 the Company has agreed to pay to the Underwriters commissions of 3.5% of the amount equal to the Offer Price multiplied by the aggregate number of New Common Shares for which the Underwriters have agreed to procure subscribers, or failing which themselves subscribe for, pursuant to the terms of the Underwriting Agreement and the Selling Shareholders have agreed to pay to the Underwriters commissions of 3.5% of the amount equal to the Offer Price multiplied by the aggregate number of Existing Common Shares for which the Underwriters have agreed to procure purchasers of or failing which themselves to purchase pursuant to the terms of the Underwriting Agreement (including the Existing Common Shares (if any) sold by the Selling Shareholders under the Over-Allotment Option). In addition, each of the Company and the Selling Shareholders may in its absolute discretion pay to the Joint Global Co-ordinators a further commission of 0.5% of such amount (in respect of the New Common Shares to be issued or, as the case may be, Existing Common Shares to be sold by it in the Global Offer);

11.1.6 each of the Selling Shareholders has granted the Over-Allotment Option to the Joint Global Co-ordinators, on behalf of the Underwriters, pursuant to which the Underwriters may, subject to certain conditions, procure purchasers for or themselves purchase Existing Common Shares, for the purposes of allowing the Joint Global Co-ordinators to meet over-allotments, if any, in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The number of Existing Common Shares to be sold pursuant to the Over-Allotment Option, if any, will be determined no later than 30 days from Admission. Settlement of the Over-Allotment Option will take place shortly after the exercise of the Over-Allotment Option;

11.1.7 the obligations of the Company to allot and issue Common Shares and the obligations of the Underwriters to procure subscribers for, or subscribe for, New Common Shares or to procure purchasers of or purchase Existing Common Shares will be subject to certain conditions (including, among others, that Admission occurs by no later than 8.00 a.m. on 6 April 2004 or such later time and/or date as the Joint Global Co-ordinators may determine) being fulfilled or waived by the Joint Global Co-ordinators not later than 6 April 2004 or such later date as may be agreed by the Company and the Joint Global Co-ordinators. The Joint Global Co-ordinators (for themselves and on behalf of each of the other Underwriters) have the right to terminate the Underwriting Agreement in certain circumstances that are typical for an agreement of this nature, exercisable prior to the expected date for settlement of subscriptions of the Common Shares under the Global Offer. These circumstances include, among others, the occurrence of certain material adverse changes in the condition (financial or otherwise) or earnings of the Company, a downgrading or formal notice or communication having been given (whether orally or in writing) of an intended downgrading or (save in the ordinary course) surveillance or review in the ratings of Syndicate 2003 or CICL to a level below "A" from AM Best Company, and certain changes in financial, political or economic conditions;

11.1.8 the Company has agreed to pay (together with any related value added tax) certain costs, charges, fees and expenses in connection with, or incidental to, amongst others, the Global Offer, Admission or the other arrangements contemplated by the Underwriting Agreement, including (but not limited to) its own legal fees and expenses, costs and expenses of the Registrar, the Depositary, other advisers' fees and expenses and certain expenses of the Joint Global Co-ordinators and the Underwriters (including the fees and expenses of their legal advisers) (subject to agreed caps);

11.1.9 the Company and certain of the Directors have given certain warranties and undertakings to the Underwriters. The Selling Shareholders have given warranties to the Underwriters in relation to their title to Common Shares, their capacity and their conduct. The Company has agreed to indemnify the Underwriters and the Joint Global Co-ordinators in respect of losses suffered or incurred in connection with the Global Offer. The liabilities of the Company to the Underwriters under the Underwriting Agreement are not limited as to amount or by time. The liabilities of the Directors and the Selling Shareholders to the Underwriters under the Underwriting Agreement are limited as to time and amount; and

11.1.10 the Underwriting Agreement provides that the Underwriters may, directly or through their US broker-dealer affiliates, arrange for the offer and sale of Common Shares within the United States only to Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or any exemption from, or transaction not subject to, the registration requirements of the Securities Act.

11.2 The Company and certain shareholders have agreed to the lock-up arrangements described below:

(a) the Company has undertaken to the Underwriters in the Underwriting Agreement, among other things, that during the period of 180 days after Admission it will not directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise transfer or dispose of (or publicly announce any such issue, pledge, sale, grant, deposit, transfer or disposal) any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (except in connection with existing or proposed employee share option schemes or as consideration for an acquisition provided the allottee of the Common Shares agrees to be bound by restrictions equivalent to those described in (c) below), or enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of Common Shares.

(b) each of the Executive Directors has undertaken to the Joint Global Co-ordinators (for themselves and on behalf of the other Underwriters) that during the period of 365 days from the date of the Underwriting Agreement he will not, subject to certain exceptions, (i) directly or indirectly offer, pledge, sell, contract to sell, grant any option, or otherwise dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (ii) directly or indirectly enter into any swap. Each Executive Director may transfer his Common Shares in certain defined circumstances including: (i) pursuant to the arrangements in connection with the Global Offer; (ii) by way of acceptance of a general offer; (iii) pursuant to an offer by the Company to purchase its own Common Shares; (iv) if required by law; or (v) to a Connected Person (as defined in the Bye-laws) provided the transferee agrees to be bound by the provisions of the agreement.

(c) each of Western General Insurance Ltd., J.P. Morgan Capital, L.P. and J.P. Morgan Corsair II Capital Partners Bermuda, Ltd., CMBP II (Cayman) Catlin Ltd. and CMBP II Parallel (Cayman) Catlin Ltd., CB-Catlin Inc., Centre III Catlin Holdings Ltd., Capital Z Catlin Private Investment Ltd., Capital Z Catlin Investment, Ltd. and Capital Z Investments L.L.C. and Conning Catlin Ltd. has undertaken to the Joint Global Co-ordinators (for themselves and on behalf of the other Underwriters) that during the period of 180 days after Admission it will not, subject to certain exceptions, (i) directly or indirectly offer, pledge, sell, contract to sell, grant any option, or otherwise dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (ii) directly or indirectly enter into any swap.

Common Shares may be transferred in certain defined circumstances including: (i) pursuant to the arrangements in connection with the Global Offer; (ii) by way of acceptance of a general offer; (iii) to a person controlled by or under common control with the transferor provided such person agrees to be bound by the provisions of the agreement; (iv) pursuant to an offer by the Company to purchase its own Common Shares; (v) if required by law; or (vi) on dissolution of an investment fund, to its participants, or between managers of an investment fund provided the transferee agrees to be bound by the provisions of the agreement.

12. Securities Laws

12.1 *General*

No action has been or will be taken in any jurisdiction (other than the United Kingdom) that would permit a public offering of the Common Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with the Common Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Common Shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the Common Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

12.2 *United States*

The Common Shares have not been registered under the Securities Act and may not, unless so registered, be offered or sold in the United States except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. The Common Shares are being offered and sold in the United States only to qualified institutional buyers pursuant to an exemption from, or transaction not subject to, the registration requirements of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S.

Each subscriber or purchaser of the Common Shares outside the United States pursuant to Regulation S will be deemed to have represented and agreed that it has received a copy of this document and that:

12.2.1 the subscriber or purchaser acknowledges that the Common Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

12.2.2 the subscriber or purchaser and any person for whose account or benefit the purchaser is acquiring the Common Shares was located outside the United States at the time the buy order for the Common Shares was originated; and

12.2.3 the subscriber or purchaser is aware of the restrictions on the offer and sale of the Common Shares pursuant to Regulation S described in these listing particulars and will also be deemed to have agreed to give any subsequent purchaser of such Common Shares notice of any restrictions on the transfer thereof.

Each subscriber or purchaser of the Common Shares in the United States will be deemed to have represented and agreed that it has received a copy of the listing particulars and that:

12.2.4 the subscriber or purchaser acknowledges that the shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

12.2.5 the subscriber or purchaser:

(a) is a qualified institutional buyer;

(b) is aware that the sale of the shares to it is being made in reliance on Rule 144A; and

(c) is acquiring such shares for its own account or for the account of another qualified institutional buyer;

12.2.6 if in the future the subscriber or purchaser decides to offer, resell, pledge or otherwise transfer such shares, such shares may be offered, sold, pledged or otherwise transferred only:

(a) to a person whom the subscriber or purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

(b) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

(c) in compliance with Rule 144 (if available); or

(d) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction;

12.2.7 any offer, sale, pledge or other transfer of the Common Shares made other than in compliance with the above stated restrictions shall not be recognised by the Company; and

12.2.8 the subscriber or purchaser agrees to give any subsequent purchaser of the Common Shares notice of any restrictions of the transfer thereof.

Each purchaser acknowledges that the Company and the Underwriters will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agrees that if any of the acknowledgements, representations or warranties deemed to have been made by it by its purchase of Common Shares is no longer accurate, it shall promptly notify the Company and the Underwriters; if they are acquiring Common Shares as a fiduciary or agent for one or more investor accounts, they represent that they have sole investment discretion with respect to each such account and they have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

12.3 *United Kingdom*

Each Underwriter has represented and agreed that:

12.3.1 it has not offered or sold and will not offer or sell any Common Shares to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000 (the "FSMA");

12.3.2 it has communicated or caused to be communicated and will communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the Common Shares only in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

12.3.3 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

12.4 *Japan*

The Common Shares offered hereby have not been and will not be registered under the Securities and Exchange Law of Japan. Each Underwriter has represented and agreed that the Common Shares offered hereby which it purchases will be purchased by it as principal and that, in connection with the initial

offering of the Common Shares offered hereby, it has not offered or sold, and will not offer or sell, any of such Common Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for offering or sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except in compliance with the Securities and Exchange Law of Japan and all other applicable laws and regulations of Japan.

12.5 *The Netherlands*

The Common Shares may not be offered, or sold, directly or indirectly, and this document may not be distributed, to any individuals or legal entities in the Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of their business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and treasury departments, finance companies and commercial enterprises which regularly, or as an ancillary, trade or invest in securities).

12.6 *Canada*

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The Global Offer is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec (the "Private Placement Provinces") by way of a private placement of Common Shares. The Global Offer in the Private Placement Provinces is being made pursuant to this document through the Underwriters named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

12.6.1 *Representations and Agreements by Purchasers*

Confirmations of the acceptance of offers to purchase any Common Shares will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Shares in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of Common Shares will, by the purchaser's receipt thereof, be deemed to have represented to the Company, the Selling Shareholders and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such Common Shares without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (ii) is basing its investment decision solely on this document and not on any other information concerning the Company or the Global Offer, (iii) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (iv) is in compliance with the following:

(a) where the purchaser is purchasing in British Columbia, Alberta, Saskatchewan or Manitoba, such purchaser is purchasing Common Shares with the benefit of the prospectus exemption and dealer registration exemption provided by Section 5.1 of Multilateral Instrument 45-103 ("MI 45-103") (that is, such purchaser is purchasing the Common Shares as principal and is "an accredited investor" within the meaning of Section 1.1 of MI 45-103);

(b) where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of Section 204 of the Regulation to the Securities Act (Ontario) purchasing from a person or company registered as an "international dealer" under the Securities Act (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the Common Shares with the benefit of the prospectus exemption provided by Section 2.3 of Ontario Securities Commission Rule 45-501 ("Rule 45-501") (that is, such purchaser is purchasing the Common Shares as

a principal and is an "accredited investor" within the meaning of Section 1.1 of Rule 45-501);

(c) where the purchaser is purchasing in Québec, such purchaser is a "sophisticated purchaser" within the meaning of Section 44 of the Securities Act (Québec) purchasing the Common Shares as principal, or is a "sophisticated purchaser" within the meaning of Section 45 of the Securities Act (Québec) purchasing for the portfolio of a person managed solely by it or is purchasing as principal Common Shares with an aggregate acquisition cost to such purchaser of at least Cdn$150,000 from a registered dealer with an unrestricted practice;

(d) if the purchaser is a company, the purchaser was not established solely for the purpose of acquiring Common Shares in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;

(e) such purchaser is either purchasing Common Shares as principal for its own account, or is deemed to be purchasing Common Shares as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident, by virtue of being either (a) a designated trust company; (b) a designated insurance company; (c) a portfolio manager; or (d) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial purchasers;

(f) such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;

(g) such purchaser acknowledges and agrees that the offer and sale of Common Shares was made exclusively through this document and was not made through an advertisement of the Common Shares in any printed media of general and regular paid circulation, radio or television or any other form of advertising; and

(h) such purchaser acknowledges that the Common Shares are being distributed in Canada on a private placement basis only and that any resale of Common Shares must be in accordance with the requirements of applicable securities laws, which will vary depending on the relevant jurisdictions.

12.6.2 *Language of Document*

Each purchaser of Common Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Common Shares be drafted in the English language only. The following is a repetition of this sentence translated into the French language. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais. Ceci est une exacte traduction en français de la première phrase du paragraphe 12.6.2.*

12.6.3 *Canadian Resale Restrictions*

The distribution of the Common Shares in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the Common Shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Common Shares are advised to seek legal advice prior to any resale of Common Shares.

12.6.4 *Statutory Rights of Action (Ontario Purchasers)*

Section 4.2 of Rule 45-501 provides that when an offering memorandum, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in Section 2.3 of Rule 45-501, the right of action referred to in Section 130.1 of the Securities Act (Ontario) ("Section 130.1") is applicable. Section 130.1 provides purchasers who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities and any selling securityholder for rescission or damages in the event that the offering memorandum and any amendment to it contains a "misrepresentation". "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to a prospective purchaser of Common Shares in connection with a trade made in reliance on Section 2.3 of Rule 45-501, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the Common Shares, the purchaser will have a statutory right of action against the Company and the Selling Shareholders for damages or, while still the owner of Common Shares, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the Common Shares with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the Common Shares as a result of the misrepresentation relied upon.

Subject to the paragraph below, all or any one or more of the Company and any Selling Shareholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the Company shall not be liable where it is not receiving any proceeds from the distribution of the Common Shares being distributed and the misrepresentation was not based on information provided by the Company, unless the misrepresentation,

(a) was based on information that was previously publicly disclosed by the Company;

(b) was a misrepresentation at the time of its previous public disclosure; and

(c) was not subsequently publicly corrected or superseded by the Company prior to the completion of the distribution of the Common Shares.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the Common Shares were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the Securities Act (Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.

12.6.5 *Enforcement of Legal Rights*

All of the directors and officers (or their equivalents) of the Company and the Selling Shareholders, as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company, the Selling Shareholders or such experts. All or a substantial portion of the assets of the Company, the Selling Shareholders and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, the Selling Shareholders or such experts in Canada or to enforce a judgment obtained in Canadian courts against the Company, the Selling Shareholders or such experts outside of Canada.

12.6.6 *Canadian Tax Considerations and Eligibility for Investment*

This document does not address the Canadian tax consequences of ownership of the Common Shares. Prospective purchasers of Common Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Common Shares for investment by purchasers under relevant Canadian legislation.

12.7 ***Australia***

This document does not constitute disclosure document under part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act") and will not be lodged with the Australian Securities and Investments Commission. The Common Shares will be offered to persons who receive offers (or invitations to apply for issue or to offer to purchase) in Australia only to the extent that such offers of shares for issue or sale do not need disclosure to investors under Part 6D.2 of the Corporations Act. Any offer (or invitation to apply for issue or to offer to purchase) received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. In particular, offers (and invitations to apply) for the issue or sale of Common Shares will be made in Australia only in reliance on various exemptions from such disclosure to investors provided by section 708 of the Corporations Act. Any person to whom Common Shares are issued or sold pursuant to an exemption provided by section 708 of the Corporations Act must not, within 12 months after the issue, offer those Common Shares for sale in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

13. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into, or are expected to be entered into prior to Admission, by members of the Group within the two years immediately preceding the date of this document and are, or may be, material, or have been entered into at any time by a member of the Group and contain provisions under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group as at the date of this document:

13.1 The Underwriting Agreement (details of which are set out in paragraph 11 of this Part 10).

13.2 Lock-up Arrangements (details of which are set out in paragraph 11 of this Part 10).

13.3 Catlin Group Limited, Catlin Insurance Company Ltd. and Catlin Holdings (UK) Limited, as borrowers, entered into a $350 million credit facility dated 20 November 2003. The obligations of each borrower are guaranteed on a joint and several basis by the other borrowers and Catlin Syndicate Limited and Catlin Holdings Limited, as guarantors. The original lenders are Barclays Bank PLC, ING Bank N.V. and J.P. Morgan Chase Bank. The facility agreement comprises the following three facilities:

13.3.1 Facility A, granted to Catlin Group Limited, provides for a revolving dollar loan facility (with sterling as an optional currency) of US$100 million to be used for general corporate purposes and is due to mature 364 days after the date of the facility agreement. The interest rate on cash advances drawn under Facility A is the aggregate of 0.85% p.a., LIBOR and mandatory costs;

13.3.2 Facility B, granted to Catlin Group Limited and Catlin Holdings (UK) Limited, provides for a dollar letter of credit facility (with sterling as an optional currency) of $200 million which is

intended for the issue of letters of credit in favour of Lloyd's to provide funds at Lloyd's and is due to mature on 31 December 2008. The commission on letters of credit under Facility B is 1.30% p.a. payable quarterly in arrears, reducing to 0.25% p.a. in respect of any outstandings fully covered by the discounted value of certain secured assets; and

13.3.3 Facility C, granted to Catlin Insurance Company Ltd., provides for a dollar letter of credit facility in an aggregate amount of $50 million which is intended for the issue of letters of credit in favour of US cedents and is due to mature on 31 December 2004. The commission on letters of credit under Facility C is 1.25% p.a. payable quarterly in arrears, reducing to 0.25% p.a. in respect of outstandings fully covered by the discounted value of certain secured assets.

In addition, Catlin Holdings (UK) Limited and Catlin Holdings Limited have each entered into a debenture on or about the date of the agreement whereby both companies have granted a fixed and floating charge over certain assets and their undertakings in favour of Barclays Bank PLC. In addition, Catlin Insurance Company Ltd. and Catlin Group Limited have granted floating charges dated 24 November 2003 over all of their assets and Catlin Syndicate Limited (supported by the facilities) has granted a floating charge dated on or about the date of the agreement over future profits emerging from the Syndicate for the underwriting years 2003 and 2004.

Under the facility, the borrowers and guarantors give various covenants and undertakings customary for facilities of this nature including the provision of certain financial information, maintenance of all authorisations and compliance with all material and relevant laws. The facility agreement contains certain restrictions on the borrowers and guarantors including restrictions on mergers and acquisitions, the disposal of certain assets, the granting of loans and guarantees and on the transfer of shares.

In addition, a mandatory prepayment event will occur under the facility agreement if the financial strength rating of Lloyd's and CICL falls to, Standard and Poor's rating of BBB+ (or below) or AM Best's rating of B++ (or below) respectively.

13.4 The Warrant Instrument was entered into by the Company on 4 July 2002. The Company agreed to issue Westgen, the JPM Investor, Capital Z, Cypress, Centre Partners, Charlesbank and Conning (as defined in the Subscription Agreement) described below at paragraph 13.5.4 (the "Initial Holders") a warrant (a "Warrant") to purchase Ordinary Common Shares at $1.00 per warrant share.

The holder of a Warrant (the "Holder") is entitled to exercise a Warrant in whole or in part, at any time, until 4 July 2012 by executing and delivering to the Company a warrant notice. No earlier than ten days after delivery of the exercise notice, the Holder shall deliver to the Company the relevant warrant certificate, a warrant exercise subscription form in the specified form and payment of the exercise price. Ordinary Common Shares will then be issued fully paid pursuant to the exercise of the Warrants.

The Company shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issuance and/or delivery of the shares subject to the Warrants.

In lieu of making the cash payment of the exercise price that is required, a Holder may deliver to the Company for repurchase, Ordinary Common Shares having a value equal to the price of exercise of the Warrants or elect to convert such Warrant into Ordinary Common Shares (in which case the Holder will be issued with such number of Ordinary Common Shares whose aggregate value is equal to the aggregate value of the shares subject to the Warrants being exercised less their exercise price).

The Holders acknowledge that their Warrants are subject to the rights of Drag-Along Sellers (as defined in the Existing Bye-laws) pursuant to Existing Bye-law 28.1.

The Company is obliged to reserve such authorised but unissued Ordinary Common Shares as would be sufficient to permit the exercise in full of all Warrants.

No fractional shares can be issued on exercise of a Warrant, but instead the Company shall pay an amount in cash equal to such fraction multiplied by the current market price per Ordinary Common Share at the date of such exercise. The current market price being, on or prior to an Initial Public Offering (as defined in the Bye-laws), the fair market value per Ordinary Common Share as reasonably determined and agreed upon by a Board Supermajority (as defined in the Existing Bye-laws), (in the absence of which the fair market value shall be determined by an independent appraiser), and after an

Initial Public Offering, the average of the Daily Prices (as defined in the Warrant Instrument) per Ordinary Common Share for the 20 consecutive trading days immediately prior to such date.

No Warrant Certificate is transferable except to an Affiliate (as defined in the Warrant Instrument) or limited partner of an Affiliate or a transferee of fifty-one % (51%) of the issued Ordinary Common Shares held by the Holder and then, in each case, only if such transferee, prior to such transfer, agrees in writing to be bound by the terms of the Instrument and the Bye-laws.

If there is a consolidation and/or sub-division of Ordinary Common Shares which gives rise to a change in nominal value of one Ordinary Common Share, the exercise price of the Warrants shall be adjusted by multiplying it by the revised nominal value of one Ordinary Common Share and dividing the result by the nominal value of one Ordinary Common Share in effect immediately prior to such consolidation or subdivision.

If the Company makes a bonus issue, the exercise price of Warrants shall be reduced by multiplying it by the aggregate nominal amount of the issued Ordinary Common Shares immediately before that bonus issue and dividing the result by the aggregate nominal amount of the issued Ordinary Common Shares immediately after that bonus issue. The provisions of this and the preceding paragraph will be applied in relation to the capital restructuring set out above at paragraph 2.3.14 of this Part 10.

In the case of any consolidation, amalgamation or merger of the Company where the Company is not the continuing corporation, or in the case of any sale or transfer of all or substantially all the assets of the Company, the Company shall notify the Holders of such event and cause the surviving corporation to execute instruments and other documents or assurances necessary legally to ensure that the Holders shall have the right by exercising the Warrants to be issued the class and amount of shares which would have become liable to be issued upon exercise of the Warrants immediately prior to such event.

13.5 As part of the funding arrangements entered into on 4 July 2002, in addition to the Warrant Instrument referred to above in paragraph 13.4 of this Part 10 the following documents were executed and so far as they related and were material to the Company were as follows:

13.5.1 A Termination Agreement dated 4 July 2002 between Western General Insurance Ltd, Western International Financial Group Ltd ("WIFG"), S.J.O. Catlin and Others (being 50 principally Employee Shareholders), Katherine Brooks, Joanne Chauvin, Catlin Westgen Holdings Ltd. and Catlin Westgen Group Ltd. under which the Company agreed to pay to WIFG all amounts outstanding under a US$1.5 million Credit Facility and a US$2,164,869 loan and to enter into a new Transaction Services Agreement, a new Investment Management Loan Agreement and a new funds at Lloyd's Agreement.

13.5.2 The Company and WIFG entered into an agreement dated 4 July 2002 under which WIFG was appointed as investment manager of all funds in an Investment Account of the Company to be held in the name of an agreed Custodian (at the time either J.P. Morgan Chase or Bank of Bermuda). The Company authorised WIFG to invest and reinvest the funds held for a fee of 0.1% of Funds managed up to £100,000,000 and 0.075% thereafter.

13.5.3 An agreement dated 4 July 2002 between the Company, Catlin Westgen Holdings Ltd. and Western General Insurance Ltd. under which Western General Insurance Ltd. undertook to continue to provide a portfolio of bonds as deposit at Barclays Bank to support a Letter of Credit representing an amount of £13,800,000 at the time. The arrangement was to stop at the end of 31 December 2002 unless Catlin Westgen Ltd. did not write any business after the 2002 year of account in which case it would continue until the date the 2002 year of account at Lloyd's was reinsured to close. Catlin Westgen Ltd. wrote business after the 2002 year of account. The fee for the support was 0.5% per month of the value. There were further fees payable according to a formula if the credit was drawn down of the weighted average annualised yield to maturity of the portfolio of bonds plus 6% of the amount drawn down apportioned as to time for the period drawn down. This agreement has been terminated and is no longer in effect.

13.5.4 Through a Subscription Agreement dated 4 July 2002 Capital Z Catlin Private Investment Limited and Capital Z Catlin Investment Limited (together "Capital Z"), CB-Catlin, Inc. ("Charlesbank"), Conning Capital Partners VI LP ("Conning"), J.P. Morgan Corsair II

Capital Partners Bermuda Ltd. and J.P. Morgan Capital, L.P. (together "JPM Investor"), CMBP II (Cayman) Catlin Ltd. and CMBP II Parallel (Cayman) Catlin Ltd. (together "Cypress" and together the "New Investors"), certain other companies from their respective groups that acted as their guarantors for certain clauses, the Company and all other 52 existing shareholders (the "Existing Shareholders") including Western General Insurance Limited ("Westgen") entered into an arrangement under which the New Investors and Westgen between them subscribed US$482,000,000 for new capital in the Company. They also received warrants to subscribe a further US$100,322,580 and Management Options were to be created of US$80,258,064. The Company gave the New Investors customary warranties and the Existing Shareholders supported those warranties by way of indemnities which, if called upon, were to be satisfied only by the transfer of shares of Existing Shareholders to New Investors. The period for claims by the New Investors under the Warranties, other than those that relate to taxation, has expired with no claims being made. The New Investors gave warranties as to capacity. Contractual obligations were given to introduce employee share option schemes in agreed form pursuant to which the aforementioned employee options were to be granted. There was an option in favour of the New Investors for provision of a post completion reconstruction which in the event was not exercised and is no longer exercisable. Pursuant to the agreement, the Company adopted new bye-laws under which, inter alia, there was a value true up mechanism under which the value of the Company as at 31 December 2001 (on the basis of which the allocation of shares between the Existing Shareholders and the New Investors was calculated) was to be readjusted with the benefit of hindsight. Such adjustment has been completed, consequential variations to the relative shareholdings of the two groups have been carried out and the resulting shareholdings, which involved certain Existing Shareholders Class 'A' Preference Shares and Ordinary Common Shares being converted to Series Z Common Shares are reflected in the share figures set out in paragraph 2.2 of this Part 10.

13.5.5 Under a Term Facility Agreement dated 4 July 2002 and made between the Company, J.P. Morgan PLC as arranger, J.P. Morgan Europe Limited and J.P. Morgan Chase Bank together as Original Lender, the Original Lender made available to the Company a term loan facility of US$50,000,000 available for draw down in tranches of not less than US$10,000,000 each. All of the facility was drawn down. Interest was payable at the election of the Company on the sum drawn down in periods of one, three or six months. The repayment date for the loan was July 2004 unless an option in favour of the Company to extend until 3 January 2005 was exercised. The Company could prepay and cancel the sums drawn down and/or the loan. The facility was cancellable by the Original Lender upon a change of control of the Company. The total facility could be drawn down as different loans but no more than four individual loans can be outstanding at any one time. The loan was repayable upon the occurrence of certain standard events of default.

Interest was payable by way of a calculation that involves a margin to the lenders on a sliding scale of between 0.6% per annum and 1.25% per annum (depending on whether CICL's rating by AM Best is A+ or better or B or worse) over, in each case LIBOR plus, if any, Bankers' mandatory costs of lending. Penalty interest was payable on sums paid late and there were tax gross up provisions and increased cost of lending arrangements for the benefit of the lender. The obligations of the Company were guaranteed by Catlin Holdings Ltd., Catlin Insurance Company Ltd., Catlin Holdings (UK) Ltd., Catlin Underwriting Agencies Ltd. and Catlin Ltd. Concurrently, an intercreditor deed between the Company, such guarantors, the Original Lender and Barclays Bank was entered into to govern the priority of claims between Barclays Bank and the Original Lender to the extent such claims related to a £140,000,000 Letter of Credit Facility already given by Barclays. Both the Term Loan agreement and the intercreditor deed were varied on 10 December 2002 by all the said interested parties, to reflect the increase of the Barclays Bank Letter of Credit Facility to £180,000,000.

The entire facility was voluntarily prepaid in full by the Company out of the proceeds of the new financing agreement described above at paragraph 13.3 of this Part 10.

13.5.6 Under a Registration Rights Agreement dated 4 July 2002 between the same parties as the Subscription Agreement described at paragraph 13.5.4 of this Part 10 as the Company accepted

obligations to file and keep effective registration statements with the US Securities and Exchange Commission so that, under the US Securities Act of 1933, in certain circumstances shareholders in the Company could offer shares for sale without restrictions to which they would otherwise be subject.

Three types of registration rights were established:

(a) demand rights, where certain holders of a majority of the existing shares have the right to demand that the Company file a registration statement for the sale of such shares;

(b) piggyback rights, where certain holders of the ordinary common shares have the right to have such shares included in a registration statement the Company is otherwise preparing; and

(c) shelf rights, where certain holders of the ordinary common shares have the right to demand that the Company file a "shelf registration statement" in respect of such shares. A shelf registration statement would register such shares for sale in one or more transactions in the future, and would be filed only one year after a US IPO.

The Registration Rights Agreement contains provisions with respect to "cut-backs", i.e., a formula to apply to reduce the number of shares to be sold by each shareholder in the event that market conditions dictate that an offering would be too large to accommodate all shareholder requests. The Company has a number of obligations designed to ensure that it co-operates in the registration process and in connection with any underwritten offering undertaken in connection therewith, including access to information and management resources and updating information as may be required. The Company also agreed to indemnify any shareholders selling Ordinary Common Shares pursuant to the exercise of registration rights against liabilities resulting from actual or alleged misstatements or omissions in the registration statement (other than those based on information provided by the selling shareholders, as to which such shareholders provided a similar indemnity to the Company). The indemnification provision (and contribution provision should the indemnification prove unenforceable) are on terms regarded as reasonably standard as to what would usually be expected to be in an underwriting agreement for a US public offering. The Registration Rights Agreement also provides that the Company will pay the fees and expenses of registration.

The conduct of a public offering outside the United States which results in the listing of the Company's Ordinary Common Shares on the London Stock Exchange (as contemplated by this document) results in the Company's Ordinary Common Shares no longer being "registrable securities" within the defined terms of the Registration Rights Agreement. This means that the Company will no longer have an obligation under the Registration Rights Agreement to register any securities for sale under the US Securities Act.

13.6 A Depositary Agreement dated 1 April 2004 between the Company and Capita IRG Trustees Limited under which the Company appoints Capita IRG Trustees to constitute and issue from time to time, upon the terms of the Deed Poll (set out in Part 12: Depositary Interests: Terms of Deed Poll), series of depositary interests ("Depositary Interests") representing securities issued by the Company and to provide certain other services in connection with such Depositary Interests. Capita IRG Trustees agrees that it will comply, and will procure certain other persons comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. Capita IRG Trustees assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities and to provide copies of and access to, the register of Depositary Interests. Capita IRG Trustees warrants that it is an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out custodial and other activities under the Deed Poll. It also undertakes to maintain that status and authorisation. It will either itself or through its appointed Custodian as bare trustee hold the deposited property (which includes, *inter alia,* the securities represented by the Depositary Interests) for the benefit of the holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll. The Company agrees to provide such assistance, information and documentation to Capita IRG Trustees as is reasonably required by Capita IRG Trustees for the purposes of performing its duties, responsibilities

and obligations under the Deed Poll and the Depositary Agreement. In particular, the Company is to supply Capita IRG Trustees with all documents it sends to its shareholders so that Capita IRG Trustees can distribute the same to all holders of Depositary Interests. The agreement sets out the procedures to be followed where the Company is to pay or make a dividend or other distribution and in respect of voting at general or other meetings. Capita IRG Trustees is to indemnify the Company and each of its subsidiaries and subsidiary undertakings against claims made against any of them by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder. The agreement is to remain in force for as long as the Deed Poll remains in force. The Company may terminate the appointment of Capita IRG Trustees if an Event of Default (as defined in the Depositary Agreement) occurs in relation to Capita IRG Trustees or if it commits an irremediable material breach of the agreement or the Deed Poll or any other material breach which is not remedied within 30 days. Capita IRG Trustees has the same termination rights in respect of Events of Default occurring or any breach by the Company. Either of the parties may terminate Capita IRG Trustees' appointment by giving not less than 90 days' written notice. If the appointment is terminated on an Event of Default or breach, Capita IRG Trustees must serve notice to terminate the Deed Poll by giving 30 days' notice to all holders of Depositary Interests. If the appointment is terminated by 90 days' written notice, Capita IRG Trustees must serve notice to terminate the Deed Poll such that its appointment and the Deed Poll terminate on the same date. In either case if Capita IRG Trustees fails to serve notice to terminate the Deed Poll the Company may do so on its behalf as it is duly authorised attorney. Capita IRG Trustees agrees that it will not without the prior written consent of the Company terminate or take any steps to terminate the Deed Poll other than in accordance with the provisions of the Depositary Agreement. Capita IRG Trustees is to ensure that any custodian and any person who maintains the register of Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll to a company that is not a member of the same group without the Company's consent. The Company is to pay certain fees and charges including, inter alia, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. Capita IRG Trustees is also entitled to recover reasonable out of pocket fees and expenses.

14. Whole Account Reinsurance Contracts

The Company has entered into the following external whole account reinsurance contracts:

14.1 Under a reinsurance contract covering the Lloyd's 2002 year of account, the Syndicate (together with Syndicate 1003) as reinsured entered into a quota share reinsurance contract (the "QQS") with National Indemnity Company (a member of the Berkshire Hathaway group). The cession amount under the QQS is an amount equivalent to 10% of the Syndicate's premium income limit (or capacity) for the 2002 year of account. The actual percentage of net premiums and claims ceded is equal to the cession amount divided by the sum of the Syndicate's capacity and the cession amount. Net premiums and net claims are ceded under the QQS in accordance with the percentage so derived. A profit commission is payable to the Syndicate, the amount of which is dependent upon the performance of the QQS, along with a ceding commission. The QQS is also subject to various other terms, conditions and exclusions.

14.2 Under a reinsurance contract covering the Lloyd's 2002 and 2003 years of account, the Syndicate (together with Syndicate 1003 and Syndicate 2600) as reinsured, entered into an Aggregate Excess of Loss Contract with Max Re Limited. The contract responds, for each year of account separately, to the extent that reinsured losses exceed 85% of the reinsureds' subject net premium income (Lloyd's basis), up to an aggregate limit of $100,000,000 across both years of account. The contract is subject to per loss occurrence, satellite risk and per-risk sublimits. The contract also provides for an experience account, comprised of the amount by which premium (less specified deductions) plus an interest credit exceeds losses. Assets equal to, or greater in value than, the experience account from time to time are held in trust for the benefit of the reinsureds. The contract may be commuted by mutual consent (prior to 31 December 2008) or at the reinsureds' option (thereafter), upon which losses are settled and any positive experience account balance is paid to the reinsureds. The contract is also subject to various other terms, conditions and exclusions.

14.3 Under a reinsurance contract covering the Lloyd's 1993 to 2001 years of account, the Syndicate (together with Syndicate 1003 and Syndicate 2600) as reinsured entered into an Aggregate Excess of Loss Contract with Max Re Limited. The contract, which has been commuted, will continue to respond for each year of account separately, to the extent that reinsured losses exceed various attachment points. The aggregate limit for all years is $140,000,000. The contract is subject to per loss occurrence and per-risk sublimits, and to various other terms, conditions and exclusions. Assets equal to, or greater in value than, the remaining unpaid aggregate limit from time to time are held in trust for the benefit of reinsureds.

15. Significant Subsidiaries and Other Undertakings

The Company acts as the holding company of the Group, the principal activities of which are described in Part 1: Information on the Group. The Company holds (directly or indirectly) on a long-term basis interests in the capital of the following undertakings, being those which are considered by the Company to be likely to have a significant effect on the assessment of the Company's assets and liabilities, financial position or profits and losses. Save as noted below, each of these companies is a wholly-owned subsidiary of the Group and the issued share capital is fully paid. Unless otherwise stated, the registered office of all of the following is 3 Minster Court, Mincing Lane, London EC3R 7DD:

Name	Country of Incorporation	Principal Activity	Issued Share Capital	Interest in Share Capital
Catlin Asia Pte. Ltd. registered office: 36 Robinson Road 18-01 City House Singapore 068877	Singapore	Underwriting agent	500,000 Ordinary Shares of par value 1 Singapore dollar	100%
Catlin Labuan Ltd. registered office: Brumby House 1st Floor, Jalan Bahasa, PO Box 80148, 87011 Labuan, Malaysia	Malaysia	Underwriting managers and agent	265,000 Ordinary Shares of par value US$1	100%
Catlin Holdings (UK) Ltd.	United Kingdom	Management and holding company	9,684,800 Ordinary C Shares of nominal value £1 3,680,224 I Shares of nominal value 0.5p 29,825,894 D Shares of nominal value 0.5p 25,374,176 W Shares of nominal value £1 3,680,224 Z Shares of nominal value £1	100%
Catlin Ecosse Insurance Ltd.	United Kingdom	Underwriting agent	100 £1 Ordinary Shares	100%
Catlin Underwriting Agencies Ltd.	United Kingdom	Lloyd's managing agent	400,000 Ordinary £1 Shares	100%
Catlin Syndicate Ltd.	United Kingdom	Corporate member of Lloyd's	2 shares of £1	100%
Catlin Holdings Ltd.	United Kingdom	Management and holding company	36,220 Ordinary Equity Shares of 99p nominal value each	100%

Name	Country of Incorporation	Principal Activity	Issued Share Capital	Interest in Share Capital
Catlin Insurance Company Ltd. registered office: Reid House 31 Church Street Hamilton HM12 Bermuda	Bermuda	Insurance company	1,000,000 Ordinary Shares of par value US$1	100%
Catlin, Inc. registered office: Suite 2620 400 Poydras St. New Orleans, LA 70130, USA Delaware address: Corporation Service Co. 1013 Centre Road, Wilmington, DE19805 USA	Delaware USA	Management and holding company	100 Shares of par value US$0.01	100%
Catlin Underwriting Agency US, Inc. registered office: 3700 Buffalo Speedway Suite 600 Houston, Texas USA	Texas USA	Surplus lines broker and underwriting agent	11,750 shares of no par value	100%
Catlin Underwriting Agency US, Inc. of Louisiana registered office: Suite 2620 400 Poydras St. New Orleans, LA 70130, USA	Louisiana USA	Surplus lines broker and underwriting agent	1,000 Shares of no par value	100%
Catlin GmbH registered office: abc-tower Ettore-Bugatti-Str. 6-14 51149 Köln Germany	Germany	Underwriting agent	1 Share of par value 100,000 Euros	100%
Southern Risk Operations, L.L.C. registered office: 20 Westmark Court Sumtor, SC 29150 USA	South Carolina USA	Surplus lines broker and coverholder	Total contributed capital US$8,660,000	25%
Catlin Australia Pty Limited registered office: PricewaterhouseCoopers Darling Park Tower 2 201 Sussex Road GPO Box 2650, Sydney, NSW 1171, Australia	Australia	Underwriting agent	1 Share of par value AUS$100	100%

16. Summary of Main Investments

The following are summaries of the main investments (including shares) that are not operating and/or regulatory capital made by the Group during the period since 1 January 2001:

Undertaking	Business	Description	Cost (millions)
Southern Risk Operations L.L.C.	Surplus lines broker and coverholder	25% membership	US$2.1 million

17. Property

17.1 The Group owns a freehold residential property in France which is available for use by members of the Board and holds leases in respect of five properties in the United Kingdom. The Group holds two leases in the United States, two in Bermuda, one in Kuala Lumpur and one in Singapore. The Group has the following principal establishments:

Property Address	Current Use	Description and Tenure	Building/site area sq. ft.	Current Rent
6th Floor 3 Minster Court Mincing Lane London EC3R 7DD	Offices	Leasehold expiring 21 March 2016; Tenant break at 24 June 2008 and 24 June 2011	22,882	£1,029,690 p.a.
Unit 7/2 Seventh Floor 3 Minster Court Mincing Lane London EC3R 7DD	Offices	Leasehold expiring 21 March 2016; Tenant break at 24 June 2008 and 24 June 2011	9,909	£445,905 p.a.
Office Suite 4th Floor 183 Vincent Street Glasgow	Offices	Leasehold expiring 8 October 2012; Tenant break at 8 October 2007	2,200	£37,587 p.a.
Suite 2620 Texaco Centre 400 Poydras Street New Orleans USA	Offices	Leasehold expiring 14 April 2007	2,321	US$34,235 p.a.
Suite 600 6th Floor Buffalo Speedway Suite 1010 Houston Texas 77098 USA	Offices	Leasehold expiring 28 February 2006	4,381	US$107,335 p.a.
Lots 45 and 47 26 Victoria Street Hamilton Bermuda	Offices	Leasehold expiring 30 June 2004	3,310	BMD148,950 p.a.
6th Floor Cumberland House 1 Victoria Street Hamilton Bermuda	Offices	Leasehold expiring 30 November 2008	8,820	BMD546,840 p.a. (including service charge)

Property Address	Current Use	Description and Tenure	Building/site area sq. ft.	Current Rent
Suite 15-02 15th Floor Menara Keck Seng 203 Jalan Bukit Bintang 55100 Kuala Lumpur	Offices	Leasehold expiring 28 February 2005	1,376	RM50,388 p.a. (including service charge
Units 09-07/08 and 09-10 23 Church Street Capital Square Singapore 04982	Offices	Facility Sharing Agreement with Lloyd's Asia pte	2,257	Fair proportion of rent of premises

18. CREST and Depositary Interests

It is proposed that, with effect from Admission, Common Shares may be delivered, held and settled in CREST by means of the creation of dematerialised depositary interests representing such Common Shares. Pursuant to a method proposed by CRESTCo under which transactions in international securities may be settled through the CREST system, CAPITA IRG Trustees Limited ("CAPITA IRG Trustees" or the "Depositary"), a subsidiary of the Company's Registrars, Capital IRG plc, will issue dematerialised depositary interests representing entitlements to Common Shares, known as Depositary Interests or "DIs". The DIs will be independent securities constituted under English law which may be held and transferred through the CREST system.

The DIs will be created pursuant to and issued on the terms of a deed poll executed by CAPITA IRG Trustees in favour of the holders of the DIs from time to time (the "Deed Poll"). Prospective holders of DIs should note that they will have no rights in respect of the underlying Common Shares or the DIs representing them against CRESTCo. or its subsidiaries.

Common Shares will be transferred to an account of CAPITA IRG Trustees or its nominated custodian and CAPITA IRG Trustees will issue DIs to participating members.

Each DI will be treated as one Common Share for the purposes of determining, for example, eligibility for any dividends. CAPITA IRG Trustees will pass on to holders of DIs any stock or cash benefits received by it as holder of Common Shares on trust for such DI holder. DI holders will also be able to receive notices of meetings of holders of Common Shares and other notices issued by the Company to its shareholders.

The DIs will have the same security code (ISIN) as the underlying Common Shares and will not require a separate listing on the Official List.

Prospective subscribers for and purchasers of Common Shares under the Global Offer are referred to Part 12: Depositary Interests: Terms of Deed Poll, which sets out the full text of the Deed Poll. In summary the Deed Poll contains, inter alia, provisions to the following effect:

18.1 The Depositary will hold (itself or through its nominated Custodian), as bare trustee, the underlying securities issued by the Company and all and any rights and other securities, property and cash attributable to the underlying securities pertaining to the DIs for the benefit of the holders of the relevant DIs.

18.2 Holders of DIs warrant, inter alia, that the securities in the Company transferred or issued to the Custodian on behalf of the Depositary/Custodian are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of the Company's constitutional documents or any contractual obligation, law or regulation.

18.3 The Depositary and any Custodian must pass on to DI holders and, so far as they are reasonably able, exercise on behalf of DI holders all rights and entitlements received or to which they are entitled in respect of the underlying securities which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form in which they are received

together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

18.4 The Depositary will be entitled to cancel DIs and withdraw the underlying securities in certain circumstances including where a DI holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the DIs.

18.5 The Deed Poll contains provisions excluding and limiting the Depositary's liability. For example, the Depositary shall not be liable to any DI holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, the Depositary's liability to a holder of DIs will be limited to the lesser of:

18.5.1 the value of the shares and other deposited property properly attributable to the DIs to which the liability relates; and

18.5.2 that proportion of £10 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the DI holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event or, if there are no such amounts, £10 million.

18.6 The Depositary is entitled to charge holders fees and expenses for the provision of its services under the Deed Poll.

18.7 Each holder of DIs is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of DIs held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent if such Custodian or agent is a member of the Depositary's group or if, not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent.

18.8 The Depositary may terminate the Deed Poll by giving not less than 30 days' notice. During such notice period holders may cancel their DIs and withdraw their deposited property and, if any DIs remain outstanding after termination, the Depositary must, among other things, deliver the deposited property in respect of the DIs to the relevant DI holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to holders of DIs in respect of their DIs.

18.9 The Depositary or the Custodian may require from any holder information as to the capacity in which DIs are owned or held and the identity of any other person with any interest of any kind in such DIs or the underlying securities in the Company and holders are bound to provide such information requested. Furthermore, to the extent that, inter alia, the Company's constitutional documents require disclosure to the Company of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the Company's securities, the holders of DIs are to comply with such provisions and with the Company's instructions with respect thereto.

It should also be noted that holders of DIs may not have the opportunity to exercise all of the rights and entitlements available to holders of Common Shares including, for example, the ability to vote on a show of hands. In relation to voting, it will be important for holders of DIs to give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of DIs to vote such shares as a proxy of the Depositary or its nominated Custodian.

The Depositary Agreement under which the Company has appointed Capita IRG Trustees to provide the DI arrangements is summarised above in paragraph 13.6 of this Part 10.

19. Information on International Financial Reporting Standards ("IFRS")

The consolidated financial statements of EU companies with securities listed on a regulated market in any EU member state will be required to be prepared in accordance with IFRS, issued by the International Accounting Standards Board ("IASB") and adopted by the EU, for accounting periods commencing on or after 1 January 2005.

As the Group is registered in Bermuda, under the present rules of the UK Listing Authority, it has the choice of preparing its financial statements in accordance with UK GAAP, US GAAP or IFRS. The current position of the EU Commission is that non-EU companies may present their annual consolidated accounts under IFRS or an "equivalent" GAAP to those required by IFRS. The debate on what constitutes "equivalent" is ongoing. There is a strong likelihood that US GAAP may become equivalent, although that is not yet confirmed. In the event that US GAAP is not deemed to be "equivalent" going forward, then all UK listed entities, including the Group, will be required to report under IFRS from 2005.

The IASB's Improvements project resulted in the publication of 15 revised International Accounting Standards ("IASs") and the withdrawal of another IAS. The project is a central element of the IASB's strategy to raise the quality and consistency of financial reporting and, in the interests of convergence, the project drew on best practice from around the world. The completion of these improved standards brings the IASB closer to its commitment to have high quality, improved standards in place by the end of March 2004 in order to ease the implementation of its standards.

The IASB has also been developing a comprehensive financial reporting standard for insurance contracts. The development of this IFRS for insurance contracts has been split into two phases. Phase 1 was issued as an exposure draft for comment in July 2003 with the final IFRS scheduled for release in the first quarter of 2004. Phase 2, dealing with recognition and measurement aspects, is expected to be issued as an exposure draft later in 2004, with a planned effective date of 2007. Until Phase 2 is effective, the reporting of risk related insurance contracts will continue to be based on current GAAP used.

20. Exchange Rate Information

The following chart shows, for the period from 1 January 1999 through 31 December 2003, the high, low, period average and period end noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed as US dollars per £1.00.

	US dollars per £1.00			
	High	Low	Average[(1)]	Period end
Year				
1999	1.72	1.60	1.65	1.60
2000	1.68	1.55	1.61	1.59
2001	1.60	1.40	1.61	1.42
2002	1.48	1.37	1.43	1.42
2003	1.78	1.55	1.73	1.78
Month				
October 2003	1.70	1.66	1.68	1.70
November 2003	1.72	1.67	1.69	1.72
December 2003	1.78	1.72	1.75	1.78
January 2004	1.85	1.79	1.82	1.82
February 2004	1.90	1.82	1.88	1.86

(1) The average rate for the pound sterling is calculated as the average of the month-end noon buying rates for the relevant year-long period or the average of the noon buying rates on each business day for the relevant month-long period.

The noon buying rate of the pound sterling on 30 March 2004 was US$1.83 = £1.00.

The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this document. The inclusion of these exchange rates is not meant to suggest that the sterling amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

21. Miscellaneous

21.1 *No Significant Change*

There has been no significant change in the financial or trading position of the Group since 31 December 2003, the date to which the information the subject of Part 8: Accountants' report was prepared.

21.2 *Expenses*

The total costs and expenses payable by the Company in connection with the Global Offer are expected to amount to £10 million (excluding amounts in respect of VAT). This includes commissions which are expected to amount to £4 million, to the Underwriters.

21.3 *Consents*

21.3.1 PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its reports as reproduced in Parts 8 and 9 of this document and the references to its name in the form and context in which they are included, and has authorised the contents of its reports (as reproduced in Parts 8 and 9 of this document) and the said references for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

21.3.2 Tillinghast-Towers Perrin has given and has not withdrawn its written consent to the inclusion in this document of references to its name, the services and work product provided by Tillinghast-Towers Perrin and its conclusions, in the form and context in which they are included. In performing its work, Tillinghast has relied, without performing its own audit or verification, on data and information supplied by Catlin. Reserve analysis is an inherently uncertain process involving a significant element of professional judgment.

21.4 *Insurance*

The Company has taken out key-man life assurance policies in respect of the following Directors and for the following sums assured:

Name	Sum Assured £
S.J.O. Catlin	1,000,000
C. Stooke	250,000

and for the following senior managers within the Group:

Name	Sum Assured £
L. Denekamp	250,000
T. Peters	250,000
P. Jardine	250,000
E. Moss	250,000
D. Primer	250,000
P. Swain	250,000
P. Brand	250,000

21.5 *Registrars and Receiving Bankers*

The registrars of the Company are Capita IRG plc and the receiving bankers for the Global Offer are Goldman Sachs International.

21.6 ***Litigation***

21.6.1 *Claims Direct Shareholders Action Group.*

The Syndicate was, along with other syndicates, an underwriter on the Claims Direct insurance programme. Claims Direct collapsed in 2001, about a year after its flotation on the London Stock Exchange. An action group has reportedly been formed, apparently to pursue claims against the officers, directors and other responsible parties, for allegedly inadequate disclosure in the offering documentation. In November 2002, the Group received a letter from solicitors (Betesh Fox) purporting to represent the Action Group, seeking certain documentation and alleging that the Group was liable to Claims Direct shareholders in connection with the prospectus. The Group retained solicitors, rejected the allegation and declined to produce documents. Betesh Fox renewed their document request, but dropped the allegation, by letter dated 29 November 2002. The Group did not respond to that letter, there has been no further correspondence from Betesh Fox, and the Company has no reason to believe that any action will be pursued against the Group.

21.6.2 *World Trade Center*

The Syndicate is, along with other property co-insurers, party to litigation with the World Trade Center leaseholder, Silverstein, over the number of "occurrences" comprising the event of 11 September 2001. A finding of two occurrences, both total losses, would result in an additional loss, net of reinsurance recoveries and reinstatement premiums, to the Group of US$3 million, for which the Group has not reserved. There are also disputes as to the liability of certain parties such as the Port Authority and the affected airlines which do not directly involve the Group but may adversely affect the Group's insureds under certain third-party liability policies. The Group does not expect such claims materially to exceed existing reserves.

21.6.3 *Western Oil Sands*

The Syndicate is party along with its co-insurers to an arbitration with its insured, Western Oil Sands, over coverage for cost overruns at an oil sands project in Alberta, Canada. The Group does not expect the outcome of the arbitration to have a significant impact on its financial position. In addition, the insured has asserted a claim for extra-contractual damages of C$800 million against all of its insurers. The Syndicate share of the insurance contract is approximately 12.5%. Based upon legal advice, the Group does not believe that there is any legal or factual basis for the extra-contractual claim.

Except as described above in paragraphs 21.6.1 to 21.6.3 inclusive of this Part 10, neither the Company nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position and, so far as the Company is aware, no such proceedings are pending or threatened by or against the Company or any of its subsidiaries.

21.7 ***General***

The financial statements of the Company for the three years ended 31 December 2003 were reported on by PricewaterhouseCoopers of Dorchester House, 7 Church Street, Hamilton, Bermuda HM11, Chartered Accountants, the auditors of the Company.

21.8 ***J.P. Morgan Chase & Co.***

Whilst all three relationships have been negotiated independently of each other on an arms length basis it should be noted that JPMorgan is one of the Joint Global Co-ordinators, Joint Bookrunners, Joint Financial Advisors, Joint Sponsors and Joint Brokers to the Global Offer, is through J.P. Morgan Capital, L.P. and J.P. Morgan Corsair II Capital Partners Bermuda Ltd, a substantial investor in the Company (see above paragraph 5.4 of this Part 10) and is a lender of money to the Group under the credit facility described above at paragraph 13.3 of this Part 10.

22. Documents Available For Inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 15 April 2004:

22.1 the Memorandum of Association and Bye-laws of the Company to be adopted conditionally upon listing;

22.2 the Existing Bye-laws;

22.3 the audited consolidated accounts of Catlin Group Limited for the financial years ended 31 December 2002 and 2003 respectively;

22.4 the accountants' report on Catlin Group Limited by PricewaterhouseCoopers LLP set out in Part 8: Accountants' Report and the statement of adjustments (and reasons therefor) made in arriving at the figures set out in such report;

22.5 the report by PricewaterhouseCoopers LLP on the unaudited pro forma statement of net assets set out in Part 9: Pro Forma Statement of Net Assets;

22.6 the rules of the share schemes referred to above in paragraph 4 of this Part 10;

22.7 the service contracts and letters of appointment referred to above in paragraphs 7.1 and 7.2 of this Part 10;

22.8 the material contracts referred to above in paragraph 13 of this Part 10; and

22.9 the letters of consent referred to above in paragraph 21.3 of this Part 10.

Dated: 1 April 2004

PART 11: SUMMARY OF APPLICABLE BERMUDIAN COMPANY LAW

1. General

The Company was incorporated as an "exempted" company under the Bermuda Companies Act, which is the principal statute governing the formation and operation of companies in Bermuda. The rights of the Company's shareholders are governed by Bermuda law, the Company's memorandum of association and Bye-laws.

The authorised share capital of the Company is denominated in US dollars and is divided into Common Shares of par value $0.01 each.

2. Constitutional documents

Every Bermuda-"exempted" company has a memorandum of association ("memorandum") and bye-laws. The memorandum contains, among other things, the objects or business purposes of the company. The bye-laws govern the company's internal organisation, management and administration and correspond to the articles of association of a UK company. Unlike such articles, however, the bye-laws are a private document, subject neither to governmental review nor to public inspection. Their adoption and amendment is a two-stage process in the sense that while the directors may recommend adoption and amendment shareholder confirmation is required (in a general meeting of shareholders) before the adoption and amendment is effective.

3. Management, administration and employees

The affairs of the Company must be conducted in accordance with the Bermuda Companies Act and the Company's Bye-laws.

The Bermuda Companies Act contains no specific restriction on the power of the Directors to resolve to dispose of assets of the Company although it specifically requires that every officer (including a Director, managing director and secretary) of the Company in exercising his or her powers and discharging his or her duties shall do so in the best interests of the Company and exercise the care, diligence and skill which a reasonably prudent person would exercise in comparable circumstances. Furthermore, the Bermuda Companies Act requires that every officer complies with it and with regulations passed pursuant to it as well as with the Company's Bye-laws.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that (after proper public advertisement in most cases) no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. The Bermuda government recently adopted a new policy limiting the duration of work permits to six years with a limited three-year extension and certain exemptions for key employees. *The Bermuda government has granted the following work permits to the Group's Bermuda-based professional employees who require work permits:*

Glenn Campbell, Director and Chief Financial Officer of CICL has a 3 year work permit valid from 23 September 2003 to 23 September 2006; and Barry McDonald, Director and Chief Investment Officer of CICL has a 3 year work permit valid from 20 August 2003 to 20 August 2006. In addition, Graham Pewter, Director and Chief Executive Officer of CICL, holds a Permanent Resident Certificate, which can be revoked if any of the following occur: (i) it was obtained by fraud, pretences or concealment; (ii) the holder is convicted of an indictable offence in Bermuda; (iii) the holder is convicted of an offence in a country other than Bermuda which if convicted in Bermuda would be an indictable offence; or (iv) the holder is absent from Bermuda for a period of more than 2 years without consent from the Minister of Labour, Home Affairs and Public Safety.

4. Modification of rights

The Company's Bye-laws provide that, subject to Bermuda law, the rights attached to any class of shares may be modified by either the consent in writing of the holders of not less than 75% of the issued shares of that

class or with the sanction of a resolution of such members in a separate general meeting of the holders of those shares.

To every such separate general meeting, the provisions of the Company's Bye-laws relating to general meetings shall apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy the majority of the shares of the relevant class.

5. Dividends and distributions

A company may not declare or pay a dividend if the directors have reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realisable value of the company's assets would thereby be less than the aggregate of its liabilities, its issued share capital and share premium accounts. The Bermuda Companies Act enables distributions to be made out of contributed surplus (in broad terms, donated cash or other assets) if the test with respect to the declaration or payment of a dividend is met.

6. Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, is illegal, or would result in the violation of the company's memorandum or bye-laws.

Furthermore, consideration would be given by the Bermuda courts to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than the percentage which actually approved such act.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda courts for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares of any shareholder by other shareholders or by the company.

7. Access to books and records and dissemination of information

Every company must maintain a register of directors and officers at its registered office, stating the name and address of each director and officer of the company. This register is open for inspection by members of the public without charge.

A file for all Bermuda "exempted" companies is kept at the Registrar of Companies in Bermuda. The following records of the Company are available for public inspection: (i) the memorandum and any amendments thereto, (ii) the certificate of incorporation, (iii) a statement as to the registered address of the Company, (iv) charges registered against the Company and (v) any prospectus (listing particulars) filed with the Registrar of Companies in Bermuda (the "Registrar").

Every company must have a registered office in Bermuda, which shall not be a post office box. The register of shareholders, containing the prescribed particulars of the company's shareholders, must be kept for inspection at the registered office of the company or (after giving notice to the Registrar) at some other convenient place in Bermuda. Provision is made for the keeping of branch registers outside Bermuda by companies (i) whose shares are traded on an "appointed stock exchange" or (ii) whose shares have been offered to the public pursuant to a prospectus filed with the Registrar or (iii) which are subject to the rules or regulations of a competent regulatory authority. Except when the register of shareholders is permitted to be closed (for up to 30 days in the aggregate in each year), the register must be open for inspection by any shareholder without charge and by any other person on payment of not more than BMD5 for each inspection.

A company is required to maintain proper records of account which are usually kept at its registered or principal business office. If, however, such records are kept at some place outside Bermuda, there must be kept at an office of the company in Bermuda such records as will enable the directors or a resident representative to ascertain with reasonable accuracy the financial position of the company at the end of each three month

period. Where the company is listed on an appointed stock exchange, the relevant period for such financial information is six months rather than three.

A company is free to select the generally accepted accounting principles and the generally accepted auditing standards of a country other than Bermuda for the preparation and audit of its accounts, but the principles and standards selected must be expressly identified in the financial statements and auditor's report.

The Bermuda Companies Act contemplates that every "exempted" company will appoint an independent representative of the shareholders as its auditor, and that audited financial statements, prepared in accordance with generally accepted accounting principles, will be placed before the shareholders at each annual general meeting. Such presentation can, however, be deferred for up to 90 days or such longer period as the shareholders may agree.

8. Exchange control

Although the Company is incorporated in Bermuda it is classified as non-resident of Bermuda for exchange control purposes, which means it is free to deal in any currency of its choosing other than "resident" Bermuda dollars.

The Bermuda Monetary Authority has the responsibility for vetting, on a strictly confidential basis, the proposed beneficial ownership of business enterprises with a foreign ownership component and any changes in such ownership. Thus, the consent of the Bermuda Monetary Authority must be obtained before any shares or other securities of an "exempted" company can be issued or transferred. The Bermuda Monetary Authority has given its permission for the issue and free transferability of the Common Shares, as long as the Common Shares are listed on the London Stock Exchange (or such other appointed stock exchange), to and among persons who are non-residents of Bermuda for exchange control purposes.

The Bermuda Monetary Authority and the Registrar accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements or opinions expressed in this document.

9. Takeovers

Bermuda law provides that where an offer is made for shares of a company (there are no form, timing or content requirements prescribed by legislation or voluntary code for such an offer in Bermuda) and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept the offer, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud, bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Bermuda law further provides that the holders of not less than 95% of the shares in a company may give notice to the remaining shareholders of the intention to acquire their shares. The purchasers are entitled and bound to acquire the shares on the terms set out in the notice unless a remaining shareholder, within one month of receiving the notice, applies to court for an appraisal. Where the court appraises the value of the shares, the purchasers are then entitled to acquire the shares at the price so fixed by the court.

A Bermuda company, its creditor(s), shareholder(s) or liquidator, may also apply to court for a court-sanctioned scheme. Upon approval of 75% of the creditors or shareholders, the scheme would be binding on all creditors/ shareholders of the company and could require, inter alia, the sale of all shares in the company.

A statutory amalgamation under Bermuda law may require that shares in an amalgamating company be converted into shares in the amalgamated entity or that the holders of the shares would receive a certain sum of money instead of securities. The amalgamation of a company with a foreign company requires an amalgamation agreement to be approved by a meeting of the holders of shares of each amalgamating company and in certain circumstances by a meeting of the holders of each class of such shares in each amalgamating company. The amalgamation agreement requires 75% approval and any shareholder that does not vote in favour of the amalgamation may, within one month, apply to the court to appraise the full value of the shares. Within one month following the appraisal, the company may pay the shareholder the appraised value or

terminate the amalgamation. Bermuda law permits a Bermuda holding company and one or more of its wholly-owned Bermuda subsidiaries (or two or more wholly-owned Bermuda subsidiary companies of the same Bermuda holding company) to amalgamate pursuant to short form amalgamation provisions, so called because the usual requirements for an amalgamation agreement and the approval of shareholders are waived.

PART 12: DEPOSITARY INTERESTS: TERMS OF DEED POLL

THIS DEED POLL is made on 1 April, 2004

BY CAPITA IRG TRUSTEES LIMITED an English company, number 2729260, whose registered office is at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (the "Depositary"), which expression shall, unless the context otherwise requires, include any successor depositary appointed in accordance with clause 13.2 of this Deed, in favour of the holders of Catlin Depositary Interests as hereinafter defined.

WHEREAS:

(A) Catlin Group Limited ("Catlin") is a company incorporated and registered in Bermuda with Registered No. 26680 whose central management and control is not exercised in the United Kingdom and whose securities are not registered in a register kept in the United Kingdom by or on behalf of Catlin.

(B) Application has been made for Catlin Securities to be listed on the Official List and traded on the London Stock Exchange's market for listed securities.

(C) The Regulations and the CREST Manual do not provide for the direct holding and settlement of foreign securities such as Catlin Securities by participants in CREST.

(D) The Depositary has determined to constitute and issue from time to time, upon the terms of this Deed, series of Catlin Depositary Interests, each such series representing a particular Class of Catlin Securities, with a view to facilitating the indirect holding of, and settlement of transactions in, Catlin Securities of each Class concerned by participants in CREST in accordance with the arrangements described in the CREST Manual.

(E) The Financial Services Authority in its capacity as UK Listing Authority has confirmed that the First Series of Catlin Depositary Interests will not require a listing separate from that of the particular Class of Catlin Securities which they represent.

(F) London Stock Exchange plc has confirmed that the Catlin Depositary Interests will not require an ISIN separate from that of the particular Class of Catlin Securities which they represent.

(G) The Depositary has arranged with the Operator for the First Series of Catlin Depositary Interests to be admitted to CREST as participating securities.

(H) Title to the Catlin Depositary Interests shall be evidenced only by entry on the Catlin Depositary Interest Register and may be transferred only by means of the CREST system.

(I) CAPITA IRG PLC, an English company, number 2605568, which is already a System Participant, has been retained by the Depositary to maintain the Catlin Depositary Interest Register on behalf of the Depositary.

NOW IT IS WITNESSED AND DECLARED as follows:-

1. INTERPRETATION

1.1. In this Deed the following expressions shall have the following meanings:-

Agent any agent appointed by the Depositary pursuant to this Deed;

Board Resolution the resolution of the Board of Directors of Catlin duly passed on 30 March 2004 by virtue of which Catlin treats a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified together with a Stock Deposit Transaction for a number of Catlin Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form as valid instruments of transfer of shares in the capital of Catlin and to authorise the same for registration as valid transfers of the number of securities specified therein to the Custodian;

Bye-laws	the bye-laws of Catlin as amended or replaced from time to time;
Catlin	Catlin Group Limited, a company incorporated and registered in Bermuda with limited liability under the Bermuda Companies Act 1981 with Registered Number 26680 and whose common shares are the subject of an application for listing on the Official List and to trading on the London Stock Exchange's market for listed securities;
Catlin Depositary Interest Register	in relation to a particular series of Catlin Depositary Interests, the register of Holders referred to in clause 2.9 and maintained in the United Kingdom on behalf of the Depositary by the Catlin Depositary Interest Registrar;
Catlin Depositary Interest Registrar	CAPITA IRG PLC or such other CREST Registrar who for the time being maintains the Catlin Depositary Interest Register;
Catlin Depositary Interests	Catlin Depositary Interests of a particular series issued in uncertificated form from time to time by the Depositary on the terms and conditions of this Deed and in accordance with the Regulations, title to which is evidenced by entry on the Catlin Depositary Interest Register and which represent a particular Class of Catlin Securities;
Catlin Securities	securities issued by Catlin in accordance with its Memorandum and Bye-laws or other constitutive documents, whether represented by bearer certificates or instruments or by being recorded on a register or otherwise howsoever, and which are not participating securities (as defined in the Regulations); but excluding such securities or Classes of securities as the Depositary may from time to time determine;
Class	a particular class of Catlin Securities, units of which are for the time being in issue, where all the individual units of the Class concerned are identical in all respects and cannot be separately distinguished;
CREST Manual	the document entitled the "CREST Manual" issued by the Operator but excluding the CREST International Manual;
CREST member	a person who has been admitted by the Operator as a system member;
CREST Rules	rules within the meaning of the Regulations and/or the FSMA made by the Operator;
CREST system	the meaning ascribed thereto in the Glossary of the CREST Manual;
CREST Transfer	the form of stock transfer in use from time to time within the CREST system for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncertificated form;
Custodian	subject to clause 3.3, any custodian or custodians or any nominee of any such custodian of the Deposited Property as may from time to time be appointed by the Depositary for the purposes of this Deed;
Demat Form	the CREST Dematerialisation Request Form in use from time to time within the CREST system for conversion of a unit of a participating security held by a CREST member into uncertificated form;

Deposited Catlin Securities	means Catlin Securities of a particular Class or entitlements thereto from time to time credited to an account of the Custodian on behalf of the Depositary in the Share Register which are to be held under the terms of this Deed and in respect of which Catlin Depositary Interests of a series representing that Class of Catlin Securities shall be issued pursuant to the terms of this Deed;
Deposited Property	in relation to a particular Class of Catlin Securities, the Deposited Catlin Securities and all and any rights and other securities, property and cash for the time being held by or for the Custodian or the Depositary and attributable to the Deposited Catlin Securities;
First Series of Catlin Depositary Interests	all Catlin Depositary Interests from time to time constituted and issued in accordance with this Deed in relation to Catlin Securities which are common shares of US$0.01 each having the rights set out in the Memorandum and Bye-laws;
FSA	the Financial Services Authority;
FSMA	The Financial Services and Markets Act 2000;
Holder	in relation to a particular Class of Catlin Securities and subject to clause 6.2.1, the CREST member recorded in the Catlin Depositary Interest Register for the time being as the holder of a Catlin Depositary Interest of the series which represents Catlin Securities of that Class; and, where the context admits, shall include a former Holder and the personal representatives or successors in title of a Holder or former Holder;
Liabilities	any liability, damage, loss, cost, claim or expense of any kind or nature whether direct, indirect, special, consequential or otherwise;
Membership Agreement	the agreement entered into by a Holder with the Operator pursuant to which the Operator agreed to admit the Holder as a system-member;
Memorandum	the memorandum of association of Catlin as amended or replaced from time to time;
Operator	CRESTCo Limited or such other person who is for the time being the Operator of the CREST system for the purposes of the Regulations;
Proceedings	any proceeding, suit or action of any kind and in any jurisdiction arising out of or in connection with this Deed or its subject matter;
Regulations	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) and such other regulations under Section 207 of the Companies Act 1989 as are applicable to the Operator and/or the CREST relevant system and are from time to time in force;
Share Register	means the register of members of Catlin maintained in accordance with its Bye-laws or other constitutive document by Catlin or on behalf of Catlin by the Share Registrar;
Share Registrar	the person who for the time being maintains the Share Register;
Stock Deposit Transaction	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock deposit;

Stock Withdrawal Transaction into Own Name	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock withdrawal and which does not include a transferee; and
Stock Withdrawal Transaction into New Name	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock withdrawal and which includes a transferee.

1.2 In this Deed, unless otherwise specified:-

1.2.1 references to clauses, sub-clauses, schedules and paragraphs are to clauses, sub-clauses, schedules and paragraphs, of this Deed;

1.2.2 headings to clauses and paragraphs are for convenience only and do not affect the interpretation of this Deed;

1.2.3 references to a "person" shall be construed so as to include any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) of two or more of the foregoing;

1.2.4 references to any statute or statutory instrument or any provision thereof shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.5 words importing the singular shall include the plural and vice versa unless the context otherwise requires;

1.2.6 references to fees, costs, charges, expenses or other payments, shall be exclusive of any value added tax or similar tax charged or chargeable in respect thereof; and when any value added tax is chargeable, the Depositary shall be entitled to recover that tax in addition to the stated fees, costs, charges, expenses or other payments;

1.2.7 words and phrases defined in the Regulations, the CREST Rules, and the CREST Manual which are not defined in this Deed shall have the same meanings where used herein unless the context otherwise requires;

1.2.8 in construing this Deed, general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or by particular examples intended to be embraced by the general words;

1.2.9 any provision to the effect that the Depositary shall not be liable in respect of a particular matter shall be construed to mean that the Depositary shall not have any liability which the Depositary might, in the absence of such a provision, incur, whether the Depositary could incur such a liability:

(a) under the terms of this Deed or any other agreement or instrument relating to the CREST system (whether such terms are express or implied by statute, law or otherwise);

(b) in tort;

(c) for misrepresentation;

(d) for breach of trust or of any other duty imposed by law; or

(e) in any other way;

1.2.10 unless otherwise stated, nothing in this Deed is intended to confer a benefit on, and no term in this Deed will, therefore, be enforceable by, any third party pursuant to the Contracts (Rights of Third Parties) Act 1999 but this is without prejudice to the rights and obligations of the Depositary and any Holder created by this Deed. For these purposes, a term of this Deed shall only be "otherwise stated" if it incorporates an express reference to a right or benefit of the Custodian or Catlin; and

1.2.11 if a benefit is conferred on any third party in accordance with clause 1.2.10, the Depositary may rescind or vary any term of this Deed in accordance with its terms without the consent of the third party at all times.

2. FORM AND ISSUE OF CATLIN DEPOSITARY INTERESTS

2.1 Subject to clause 6.2, the Depositary shall only issue and transfer Catlin Depositary Interests to CREST members who in accepting such issue or transfer give CRESTCo the authority to confirm such membership and supply a copy of their Membership Agreement to the Depositary. In accepting any issue or transfer to it of Catlin Depositary Interests, each Holder shall be deemed to be accepting and agreeing to the terms of this Deed and all obligations imposed on it hereunder.

2.2 Subject to the provisions of this Deed, the Depositary shall issue to a CREST member such number or amount of Catlin Depositary Interests of a particular series as is equal to the number or amount (as the case may be) of Catlin Securities of the relevant Class issued or transferred to the Custodian on behalf of the Depositary, for the account of that CREST member.

2.3 Subject to the provisions of this Deed, the Depositary shall only issue Catlin Depositary Interests upon either:-

2.3.1 receipt by the Depositary of a CREST Transfer or a Demat Form in respect of a specified number and Class of Catlin Securities which, in either case, has been executed by or on behalf of the holder of such Catlin Securities; or

2.3.2 the issue to the Custodian on behalf of a CREST member of a specified number and Class of Catlin Securities; and in either case

2.3.3 receipt by the Depositary of a Stock Deposit Transaction for an equivalent number of Catlin Depositary Interests.

2.4 Receipt by the Depositary of either:

2.4.1 a CREST Transfer or a Demat Form as referred to in clause 2.3.1 which, by virtue of the Board Resolution, includes a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified; and

2.4.2 a Stock Deposit Transaction for a number of Catlin Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form;

shall constitute an instrument of transfer of such Catlin Securities in favour of the Custodian as transferee and by virtue of this clause but subject to the provisions of this Deed, be deemed to constitute:

(a) an irrevocable instruction to the Depositary to issue an equivalent number of Catlin Depositary Interests in the name of the CREST member in whose favour such CREST Transfer is made or in whose name such Demat Form is made; and

(b) an irrevocable direction to the Depositary or the Catlin Depositary Interest Registrar on its behalf, to adjust by means of a registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Catlin Depositary Interests;

and accordingly, forthwith upon receipt of the same the Depositary shall, subject to the provisions of this Deed:

(i) procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Catlin Securities of the Class concerned equal to the number or amount of Catlin Depositary Interests to be so issued;

(ii) issue such Catlin Depositary Interests; and

(iii) send such Registrar's adjustment transaction.

2.5 The issue to the Custodian on behalf of a CREST member of a specified number and Class of Catlin Securities shall be deemed, subject to the provisions of this Deed, to constitute:

2.5.1 an irrevocable instruction to the Depositary to issue an equivalent number of Catlin Depositary Interests in the name of the CREST member in whose favour such Catlin Securities are issued; and

2.5.2 a direction to the Depositary or the Catlin Depositary Interest Registrar on its behalf, to adjust by means of a registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Catlin Depositary Interests;

and, accordingly, forthwith upon the issue of such Catlin Securities, the Depositary shall, subject to the provisions of this Deed:

(a) procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Catlin Securities of the Class concerned equal to the number or amount of Catlin Depositary Interests so issued;

(b) issue such Catlin Depositary Interests; and

(c) send such Registrar's adjustment transaction.

2.6 The sending by the Depositary or the Catlin Depositary Interest Registrar of a Registrar's adjustment transaction in accordance with this Deed is taken to constitute confirmation by the Depositary that:

2.6.1 the relevant number of Catlin Depositary Interests has been issued in the name of the relevant CREST member; and that

2.6.2 there has been delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Catlin Securities of the Class concerned equal to the number or amount of Catlin Depositary Interests so issued.

2.7 If at any time after the date of this Deed Catlin creates any separate Class(es) of Catlin Securities then any Catlin Depositary Interests to be issued in respect of any such separate Class of Catlin Securities shall be issued in series, each series representing interests in a separate Class of Catlin Securities.

2.8 Catlin Depositary Interests shall be issued on the terms and conditions set forth or referred to in or prescribed pursuant to this Deed and the CREST Manual, in each case as from time to time amended.

2.9 The Depositary shall maintain in England separate registers in respect of each series of Depositary Interests in accordance with the Regulations. Each such register shall record:

2.9.1 the number of Catlin Depositary Interests outstanding from time to time;

2.9.2 the name and address of each person holding the Catlin Depositary Interests;

2.9.3 how many Catlin Depositary Interests each such person holds; and

2.9.4 the date of issue and cancellation and changes in ownership in respect of all of Catlin Depositary Interests.

2.10 Title to Catlin Depositary Interests shall be evidenced only by entry on the Catlin Depositary Interest Register and may be transferred only by means of the CREST system.

2.11 Catlin Depositary Interests may be issued only in uncertificated form. A request for conversion of Catlin Depositary Interests into certificated units of a security for the purposes of the Regulations shall be deemed to be a request to the Depositary for cancellation of such Catlin Depositary Interests and withdrawal of the Deposited Property represented by such Catlin Depositary Interests in accordance with this Deed.

2.12 Subject to clauses 9.13 and 10.2, Catlin Depositary Interests shall be transferable free from any equity, set-off or counterclaim between the Depositary and the original or any intermediate Holder.

2.13 The Depositary shall have no obligation to arrange for the Catlin Depositary Interests to be listed on any stock exchange or quoted or permitted to be dealt in or on any other market.

2.14 The Catlin Depositary Interests have not been and will not be registered under the securities legislation of any territory other than England and Wales.

2.15 Save for the trusts declared by clause 5.1 of this Deed, the Depositary shall not be bound by or compelled to recognise any express, implied or constructive trust or other interest in respect of Deposited Property, even if it has actual or constructive notice of the said trust or interest. The Depositary does not undertake any duty or obligation to any person (other than a Holder) and accepts no liability to any such person.

2.16 Catlin Depositary Interests may be cancelled by the Depositary pursuant to clauses 6, 7 and 9.3 and, so far as the Depositary considers appropriate, in the circumstances contemplated in clauses 9.11, 9.13, 10.2 and 11.1.

2.17 The Depositary shall maintain in respect of each Holder:

2.17.1 a securities account showing the amount of Deposited Catlin Securities attributable to that Holder and, if and so long as the Deposited Property includes cash;

2.17.2 a cash account recording the cash amounts (if any) attributable to such Deposited Catlin Securities.

3. APPOINTMENT OF CUSTODIAN

3.1 The Depositary shall from time to time appoint one or more persons to act for it as Custodian. The function of the Custodian shall be to hold such of the Deposited Property as may be designated from time to time by the Depositary, and any cash or other property derived from such Deposited Property, on behalf of the Depositary. The Custodian shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. The Depositary may at any time terminate the appointment of any Custodian and appoint a successor Custodian. The Custodian may be a member of the same group of companies as the Depositary.

3.2 The Depositary shall require the Custodian to ensure that all Deposited Property held by the Custodian is identified as being held on behalf of the Depositary for the account of Holders. The Depositary shall not be liable to earn any interest on or to account to Catlin or any Holder or any other person for any interest earned on moneys held either by it or by the Custodian or by any Agent which shall have been paid by or on behalf of Catlin or any Holder under this Deed or shall otherwise have been received in respect of Deposited Property.

3.3 Notwithstanding the provisions of clause 3.1, the Depositary may, to the extent permitted by applicable laws and regulations to which it is subject, itself perform the functions of the Custodian, in which case references in this Deed to the Custodian shall be deemed to be references to the Depositary.

4. DEPOSIT OF DEPOSITED PROPERTY; FURTHER PROVISIONS

4.1 Each person to whom Catlin Depositary Interests are to be issued pursuant to this Deed (the "Taker") shall be bound to give such warranties and certifications to the Depositary as the Depositary may reasonably require. Each Taker shall in any event be taken to warrant that Catlin Securities which are transferred or issued to the Custodian on behalf of the Depositary for the account of the Taker are transferred or, as the case may be, issued free and clear of all liens, charges, encumbrances or third party interests (other than the interests therein arising pursuant to clause 5 of this Deed) and that such transfers or, as the case may be, such issues of Catlin Securities to the Custodian are not in contravention of the Bye-laws or other constitutive documents of Catlin or of any contractual obligation binding on the Taker or the person making the transfer or of any applicable law or regulation or order binding on or affecting the Taker or the person making the transfer, and the Taker shall indemnify the Depositary and keep it indemnified from and against any liability which it may suffer by reason of any breach of any such warranty.

4.2 The Depositary shall be entitled to refuse to accept Catlin Securities for deposit hereunder:

4.2.1 whenever it is notified in writing that Catlin has restricted the transfer thereof to comply with ownership restrictions under applicable law or under the Bye-laws or any contractual provision binding Catlin; or

4.2.2 if the Depositary is requested to do so by or on behalf of Catlin in order to facilitate Catlin's compliance with or to avoid any breach of any securities or other laws in any jurisdiction; or

4.2.3 if such action is deemed necessary or advisable by the Depositary at any time or from time to time because of any requirement of any applicable law or of any government or governmental authority, body or agency or any regulatory authority or the Operator, or under any provision of this Deed or for any other reason.

5. DECLARATION OF TRUST; NO SECURITY INTEREST; DUTIES WITH RESPECT TO DEPOSITED PROPERTY

5.1 The Depositary hereby declares and confirms that it holds (itself or through the Custodian) as bare trustee and will so hold, subject to the terms of this Deed, all the Deposited Property pertaining to each series of Catlin Depositary Interests for the benefit of the Holders of that series as tenants in common and that each of the Holders is entitled to rights in relation to the relevant Deposited Property accordingly. For the avoidance of doubt, in acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly undertaken by it in this Deed and, except to the extent expressly provided by this Deed, does not assume any relationship of trust for or with the Holders or any other person.

5.2 Nothing in this Deed is intended to nor shall create a charge or other security interest in favour of the Depositary. Any right or power of the Depositary in respect of the Deposited Property is reserved by the Depositary under its declaration of trust contained in clause 5.1 and is not given by way of grant by any Holder.

5.3 The Depositary shall pass on to and, so far as it is reasonably able, exercise on behalf of and shall ensure that the Custodian passes on to and, so far as it is reasonably able, exercises on behalf of the relevant Holder(s) all rights and entitlements which it or the Custodian receives or is entitled to in respect of Deposited Catlin Securities in accordance with this Deed and which are capable of being passed on or exercised.

5.3.1 Any such rights or entitlements to cash distributions, to information, to make choices and elections, and to call for, attend and vote at general meetings and any class meetings shall, subject to the other provisions of this Deed, be passed on to the relevant Holder(s) forthwith (and in any event within 3 working days) upon being received by the Custodian in the form in which they are received by the Custodian together with such amendments or such additional documentation as shall be necessary to effect such passing-on or, as the case may be, exercised in accordance with the terms of this Deed.

5.3.2 Any such rights or entitlements to any other distributions, including but not limited to scrip dividends, to bonus issues or arising from capital reorganisations shall be passed on to the relevant Holder(s) (a) by means of the consolidation, sub-division, change in currency denomination, cancellation and/or issue of Catlin Depositary Interests to reflect the consolidation, sub-division, change in currency denomination, and/or cancellation of the underlying Deposited Catlin Securities or the issue of additional Catlin Depositary Interests to the relevant Holder(s) to reflect the issue of additional Catlin Securities to the Custodian and (b) in either case forthwith following such consolidation, sub-division, change in currency denomination and/or cancellation or issue of such Catlin Securities as the case may be.

5.3.3 If arrangements are made which allow a Holder to take up any rights in Catlin Securities requiring further payment from a Holder, it must if it wishes the Depositary to exercise such rights on its behalf put the Depositary in cleared funds before the relevant payment date or such other date that the Depositary may notify the Holders in respect of such rights.

5.3.4 The Depositary will accept all compulsory purchase and similar notices in respect of Catlin Depositary Interests but will not, and the Custodian will not, exercise choices, elections or voting or other rights or entitlements in the absence of express instructions from the relevant Holder.

5.3.5 The Depositary shall re-allocate any Catlin Securities or distributions which are allocated to the Custodian and which arise automatically out of any right or entitlement to Deposited Catlin Securities to Holders pro-rata to the Deposited Catlin Securities held for their respective accounts provided that the Depositary shall not be required to account for any fractional entitlements

arising from such re-allocation which fractional entitlements shall be aggregated and given to charity.

5.3.6 Any other rights or entitlements shall be passed on to or, as the case may be, exercised on behalf of, Holders in such manner and by such means as the Depositary shall in its absolute discretion determine. Where the rights or entitlements consist of reports, notices, circulars or other information received by the Depositary, the obligation to pass them on is subject to the Depositary having received a sufficient number of each such document to pass on one copy to each Holder.

5.4 The Depositary will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from a Holder (or from a Holder's personal representatives or nominated transferee in accordance with clause 6) for the Catlin Depositary Interests will free the Depositary from responsibility to any such other person in respect of any such interest. The Depositary may ignore any notice it receives of the right, title, interest or claim of any other person to an interest in those assets, except where the interest is conferred by operation of law.

6. WITHDRAWAL OF DEPOSITED PROPERTY ON TRANSFER AND RELATED MATTERS

6.1 Subject to the provisions of this Deed, the Depositary shall only cancel Catlin Depositary Interests and transfer the Deposited Property represented thereby upon the request of the Holder.

6.2 The receipt by the Depositary of either a Stock Withdrawal Transaction into Own Name or a Stock Withdrawal Transaction into New Name for a specified number of Catlin Depositary Interests shall in addition to the meaning attributed to it within the CREST system (if different) be deemed to constitute:

6.2.1 in the event of a Stock Withdrawal Transaction into New Name, an irrevocable instruction to the Catlin Depositary Interest Registrar to debit the account on the Catlin Depositary Interest Register of the CREST member who issued such Stock Withdrawal Transaction and credit the account of the transferee specified in such Stock Withdrawal Transaction, whether or not a CREST member, in each case with the relevant number of Catlin Depositary Interests and for the avoidance of doubt any such transferee whether or not a CREST member shall not become a Holder;

6.2.2 in the event of a Stock Withdrawal Transaction (whether into New Name or Own Name) an irrevocable request from the Holder on the Catlin Depositary Interest Register for those Catlin Depositary Interests to be cancelled and for the Deposited Property represented thereby to be withdrawn; and

6.2.3 an irrevocable instruction from the Holder on the Catlin Depositary Interest Register to the Custodian to forthwith transfer the relevant Deposited Property to the transferee specified in such Stock Withdrawal Transaction into New Name or, in the case of a Stock Withdrawal Transaction into Own Name, the Holder of the relevant Catlin Depositary Interests (in either case the "Transferee") and to pay any money comprised in or referable to the Deposited Property relating to such Catlin Depositary Interests to such Transferee.

6.3 In respect of any transfer to the Transferee:

6.3.1 The Depositary shall be entitled to deliver to the Transferee, in lieu of the relevant Deposited Catlin Securities to which he is entitled, any securities into which such Deposited Catlin Securities have been converted, sub-divided, re-denominated or consolidated, any securities which are substituted by Catlin for such Deposited Catlin Securities or any proceeds and/or securities received or issued in lieu of such Deposited Catlin Securities as a result of any corporate event of or affecting Catlin; and

6.3.2 without prejudice to the generality of clause 6.3.1, where the Depositary has at the direction of the Holder assented Deposited Catlin Securities to a third party pursuant to a take-over offer, the Depositary shall deliver to the Transferee in question the proceeds and/or securities received in respect of the assented Deposited Catlin Securities attributed to the Catlin Depositary Interests being withdrawn in lieu of such Deposited Catlin Securities;

in each case as soon as practicable following receipt if the same have not been received by the Depositary by the time of receipt of the relevant Stock Withdrawal Transaction whether into Own Name or into New Name.

6.4 Notwithstanding the provisions of clause 6, the Depositary shall not be required to make arrangements for the transfer of Catlin Securities of a particular Class during any period when the Share Register is closed.

6.5 The Depositary shall not be liable to a Holder or a Transferee if any Deposited Property cannot be delivered to or to the order of a Transferee by reason of any prohibition imposed upon the Depositary or the Holder by applicable law or any other matter beyond the Depositary's reasonable control.

6.6 Notwithstanding the withdrawal of Deposited Catlin Securities under this clause 6, income distributions attributable thereto will be dealt with in accordance with clause 5.

6.7 Any person requesting cancellation of Catlin Depositary Interests may be required by the Depositary to furnish it with such reasonable proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depositary may reasonably deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations. The Depositary may withhold delivery of the Deposited Property until such items are so furnished.

7. COMPULSORY WITHDRAWAL

7.1 If it shall come to the notice of the Depositary, or if the Depositary shall have reason to believe, that any Catlin Depositary Interests:

7.1.1 are owned directly or beneficially by any person in circumstances which, in the opinion of the Depositary, might result in the Depositary or the Custodian suffering any liability to taxation or pecuniary, fiscal or material regulatory disadvantage which it might not otherwise have suffered; or

7.1.2 are owned directly or beneficially by, or otherwise for the benefit of, any person in breach of any law or requirement of any jurisdiction or governmental authority or so as to result in ownership of any Catlin Securities exceeding any limit under, or otherwise infringing the constitution, Bye-laws or other constitutive document of or law applicable to Catlin or the terms of issue of the Catlin Securities; or

7.1.3 are owned directly or beneficially by, or otherwise for the benefit of, any person who fails to furnish to the Depositary such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity, as the Depositary may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations, including (without limitation) information specified in the CREST Manual; or

7.1.4 are owned by a Holder who ceases at any time to be, or is suspended in whole or in part as, a CREST member for any reason; or

7.1.5 cease to be capable of being held in the CREST system; or

7.1.6 are held by a Holder who has failed to duly and punctually perform any obligation to the Depositary or Custodian or Catlin imposed upon him by virtue of this Deed or any other agreement or instrument to which he is a party or by which he is bound with respect to those or any other Catlin Depositary Interests, and in relation to whom the Depositary determines that it is appropriate that the provisions of this clause shall apply, then the Holder shall be deemed to have requested the cancellation of his Catlin Depositary Interests and the withdrawal of the Deposited Catlin Securities represented by his Catlin Depositary Interests.

7.2 On the Holder being deemed, at the election of the Depositary, to have requested the withdrawal of the Deposited Catlin Securities represented by his Catlin Depositary Interests pursuant to clause 7.1, the Depositary shall make such arrangements to the extent practicable and permitted by applicable law and regulation for the delivery of the Deposited Property represented by the Holder's Catlin Depositary Interests to the Holder as the Depositary shall think fit. Without limitation, the Depositary may:-

7.2.1 arrange for the Catlin Depositary Interests of such Holder to be transferred (or cancelled and re-issued) to a CREST member selected by the Depositary who shall hold the same as nominee for such Holder on such terms as the Depositary or that CREST member shall think fit; or

7.2.2 arrange for such Catlin Depositary Interests to be cancelled and for the Deposited Property represented thereby to be transferred to such Holder; or

7.2.3 in its absolute discretion, liquidate all or part of the Deposited Property and deliver the net proceeds in respect thereof to the Holder.

The Depositary shall be entitled to deduct such fees, costs, duties, taxes and charges and any other sums owing to the Depositary in accordance with the provisions of this Deed from the Deposited Property or from the net proceeds thereof before delivering the same to the Holder. If any official consents need to be obtained prior to the delivery of the Deposited Property or the net proceeds thereof to the Holder, the Depositary shall make such arrangements with respect to the Deposited Property or the net proceeds thereof as it shall see fit.

8. AUTHORISATIONS, CONSENTS, etc.

8.1 The Depositary warrants that it is an authorised person under the FSMA and is duly authorised to carry out the custodial and other activities required of it by this Deed in accordance with that Act and undertakes that, if and so long as this Deed remains in force, it shall, at its own burden and expense, maintain that status and authorisation or any corresponding status under any legislation or regulatory requirement in England which may from time to time apply to the carrying on of such activities in addition to or in substitution for the requirements of the FSMA.

8.2 Subject to clause 8.1, if any other governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required in order for the Depositary to receive Catlin Securities to be deposited hereunder and/or for Catlin Depositary Interests representing the same to be issued pursuant to this Deed, or in order for Catlin Securities or other securities or property to be distributed or to be subscribed or acquired in accordance with the provisions prescribed in or pursuant to this Deed, the prospective Holder shall apply for such authorisation, consent, registration, or permit or file such report within the time required. The Depositary shall not be bound to issue Catlin Depositary Interests or distribute, subscribe or acquire Catlin Securities or other property with respect to which such authorisation, consent, registration, permit or such report shall not have been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit or to file any such report except in circumstances where the same may only be obtained or filed by the Depositary and only without unreasonable burden or expense.

9. LIABILITY

9.1 The Depositary shall not incur any liability to any Holder or to any other person for any Liabilities suffered or incurred arising out of or in connection with the performance or non-performance of its obligations or duties whether arising under this Deed or otherwise, save to the extent that such Liabilities result from its negligence or wilful default or fraud or that of any person for whom the Depositary is vicariously liable provided that the Depositary shall not incur any such liability as a result of the negligence or wilful default or fraud of any Custodian or Agent which is not a member of the same group of companies as the Depositary unless the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or Agent. Nor shall the Depositary incur any such liability if any Liability suffered or incurred by the Holder is attributable to or results from the negligence or wilful default or fraud of the Operator or Catlin or the acts or omissions of any person who provides banking services in connection with the CREST system. Except in the case of personal injury or death, any liability incurred by the Depositary to a Holder under this Deed will be limited to:

9.1.1 the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Deposited Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Catlin Depositary Interests to which the liability relates; or if less;

9.1.2 that proportion of £10 million which corresponds to the proportion which the amount the Depositary would otherwise be liable to pay to the Holder bears to the aggregate of the amounts that the Depositary would otherwise be liable to pay to all or any Holders in respect of the same act, omission or event which gave rise to such liability or if there are no such other amounts, £10 million.

9.2 The Depositary shall not incur any liability to any Holder or to any other person if, by reason of:

9.2.1 any provision of any present or future law or regulation of any jurisdiction or of any governmental authority, or by reason of the interpretation thereof; or

9.2.2 the Bye-laws or other constitutive document of Catlin; or

9.2.3 the provisions of the CREST Manual or CREST Rules or the application thereof; or

9.2.4 any refusal or failure of the Operator or of any other person to provide any service in relation to the CREST system or any operational failure of the CREST system; or

9.2.5 any act or omission of Catlin; or

9.2.6 any other computer failure; or

9.2.7 any circumstance beyond the reasonable control of the Depositary,

the performance by it or any other person of any act or thing which is required or permitted or contemplated to be done or performed by or pursuant to this Deed shall be prevented or delayed or required to be effected in some manner or to an extent which is different in any respect from that provided for or contemplated by this Deed.

9.3 If and to the extent that by virtue of laws of any jurisdiction outside the United Kingdom, or the application or operation of those laws in any particular event or circumstance, or by virtue of the provisions of the Bye-laws or other constitutive documents of Catlin or the application or operation of those provisions in any particular event or circumstance, the Depositary or the Custodian does not acquire unconditional and absolute title or right to any Deposited Property, or acquires a title or right to any Deposited Property which is in any manner encumbered or defective or liable to be displaced or avoided, or where as a result of an event or circumstance beyond the Depositary's reasonable control the Deposited Property is reduced or depleted or the Depositary does not hold sufficient Catlin Securities to cover the Catlin Depositary Interests in issue, neither the Depositary nor the Custodian shall be in any way liable to any Holder or any other person by reason thereof; but in any such case the Depositary shall be entitled to take or cause to be taken such action as shall in its opinion be reasonable or appropriate, including without limitation the cancellation without compensation of the Catlin Depositary Interests of any Holder(s) determined by the Depositary whether or not such Holder(s) are in any way responsible for the relevant event or circumstance; and each Holder agrees that, by acquiring and holding Catlin Depositary Interests representing Catlin Securities by means of the arrangements contemplated by this Deed, he accepts the risk that, by virtue of such laws or terms and conditions, or the application or operation thereof, or any such event or circumstance, his interest in any relevant Deposited Property may not be entire, complete and unimpeachable.

If the Depositary becomes entitled to take or cause to be taken action as aforesaid, it will in its sole discretion consider whether it may directly or indirectly transfer or make available to any Holder adversely affected, in whole or in part, the benefit of any rights, claims or other assets which may be available to the Depositary and which pertain to the matter(s) giving rise to the relevant event or circumstance.

9.4 The Depositary may rely on, and shall not be liable for any loss suffered by any Holder or any other person by reason of its having accepted (or the Custodian or any other Agent or Catlin or its agents having accepted) as valid and having relied upon, any written notice, request, direction, transfer, certificate for Catlin Securities (or other securities) electronic communication or any other document or any translation thereof or communication reasonably believed by it in good faith to be genuine notwithstanding that the same shall have been forged or shall not be genuine or accurate or shall not have been duly authorised or delivered.

9.5 The Depositary may act, or take no action, on the advice or opinion of, or in reliance upon, any certificate or information obtained from, Catlin or any reputable lawyer, valuer, accountant, banker, broker, information provider, settlement system operator registrar or other expert whether obtained by Catlin, the Depositary or otherwise and shall not except where any such person is a member of the same group of companies as the Depositary be responsible or liable to any Holder or any other person for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons depositing Catlin Securities or otherwise entitled to the issue of Catlin Depositary Interests. Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, e-mail, telegram, cable or other electronic communication and the Depositary shall not be liable for acting on any such advice, opinion, certificate or information notwithstanding that the same shall have been forged or shall not be genuine or accurate.

9.6 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other written communication, purporting to be signed on behalf of Catlin by a director of Catlin or by a person duly authorised in writing by a director of Catlin or such other certificate from any such person as is specified in clause 9.5 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible to any Holder or any other person for any loss or liability that may be occasioned by the Depositary acting on such certificate.

9.7 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by Catlin of any of its obligations, including, without limitation, those arising under or in connection with applicable law, or any contract or instrument to which Catlin is a party or by which it or any of its assets is bound. The Depositary makes no representation or recommendation to any person regarding the financial condition of Catlin or the advisability of acquiring Catlin Depositary Interests or Catlin Securities or other property or as to the type or character or suitability thereof and takes no responsibility for the operations of Catlin or the effect thereof on the value of the relevant Catlin Securities or Catlin Depositary Interests or any rights derived therefrom.

9.8 The Depositary, the Custodian and any Agent may engage or be interested in any financial or other business transactions with Catlin or any other member of any group of which Catlin is a member, or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in Catlin Depositary Interests for their own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by them otherwise than in the capacity of Depositary or Custodian or Agent (as the case may be) in relation to matters arising under this Deed (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to the Holders or any other person for any profit arising therefrom.

9.9 The Depositary shall endeavour to effect any sale of securities or other property or transferable right and any conversion of currency as is referred to or contemplated by this Deed in accordance with its normal practices and procedures but shall have no liability with respect to the terms of such sale or conversion or if the effecting of such sale or conversion shall not be reasonably practicable.

9.10 The Depositary shall have no responsibility whatsoever to any Holder or any other person as regards any deficiency which might arise because the Depositary is subject to or accountable for any tax in respect of any or any part of the Deposited Property or any income or capital distribution or other payment arising therefrom or any proceeds of sale thereof. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required by applicable law in order to comply with its obligations to account for any tax liability in respect thereof.

9.11 Without prejudice to any other powers which the Depositary may have hereunder, the Depositary shall be entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected pursuant to this Deed and to do all such things as may be required under the terms of any such agreement or undertakings.

9.12 Notwithstanding anything else contained in this Deed but subject always to the rights of a Holder under clause 5, the Depositary may refrain from doing anything which could or might, in its reasonable opinion, be contrary to any law of any jurisdiction or any of the CREST Rules or any regulation or requirement of any regulatory authority or other body which is binding upon it, or which would or might otherwise in its reasonable opinion render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, regulation or requirement or which is in its opinion necessary to avoid any such liability.

9.13 No provision of this Deed shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder. If, notwithstanding this provision, the Depositary reasonably does so, it shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to account for any loss or liability suffered by the Depositary in respect thereof.

9.14 All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Holders or their agents will be delivered to or sent to or from them at their own risk.

9.15 The Depositary shall not be liable to a Holder in respect of any of its obligations under this Deed if it is unable to fulfil those obligations by reason of any prohibition imposed upon the Depositary or the Holder by applicable law, any benefit attaching to Catlin Securities being unable to pass through the CREST system and alternative arrangements not being agreed with Catlin or any other matter beyond the Depositary's reasonable control.

10. DEPOSITARY'S FEES AND EXPENSES

10.1 The Depositary shall be entitled to charge Holders in respect of the provision of its services under this Deed the fees and expenses notified from time to time.

10.2 The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Catlin Securities or other Deposited Property or the Catlin Depositary Interests, whether under any present or future fiscal or other laws or regulations or otherwise, and such part thereof as is proportionate or in the opinion of the Depositary referable to a Catlin Depositary Interest shall be payable by the Holder thereof to the Depositary at any time on request; or may be deducted from Deposited Property held for the account of the Holder and/or from any amount due or becoming due on such Deposited Property in respect of any dividend or other distribution. In default thereof, the Depositary may in its sole discretion sell, and for the account of the Holder discharge the same out of the proceeds of sale of, any appropriate number of Deposited Catlin Securities or other Deposited Property, and subsequently pay any surplus to the Holder.

11. INDEMNITIES

11.1 A Holder shall be liable for and shall indemnify the Depositary and the Custodian and their respective agents, officers and employees and hold each of them harmless from and against, and shall reimburse each of them for, any and all Liabilities, arising from or incurred in connection with, or arising from any act performed in accordance with or for the purposes of or otherwise related to, this Deed insofar as they relate to Deposited Property held for the account of, or Catlin Depositary Interests held by, that Holder, except for Liabilities caused by or resulting from any wilful default or negligence or fraud of (i) the Depositary or (ii) the Custodian or any Agent if such Custodian or Agent is a member of the same group of companies as the Depositary or if, not being a member of the same group of companies, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or Agent. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to discharge the obligations of the Holder(s) under this clause.

11.2 The obligations of each Holder under clause 11.1 shall survive any termination of this Deed in whole or in part and any resignation or replacement of the Depositary and any Custodian.

11.3 Should any amount paid or payable under this Deed by a Holder be itself subject to tax in the hands of the recipient or be required by law to be paid under any deduction or withholding, the relevant Holder(s) will pay such sums as will after any such tax, deduction or withholding leave the recipient with the same amount as he would have had if no such tax had been payable and no deduction or withholding had been made and such payments and adjustments shall be made as may be necessary to give effect to this clause 11.3.

12. AGENTS

12.1 The Depositary may from time to time appoint one or more Agents on such terms as the Depositary may think fit to perform any obligations of the Depositary under this Deed and the Depositary may remove any such Agent.

12.2 In particular but without prejudice to the generality of clause 12.1, the Depositary shall be entitled to delegate by power of attorney or otherwise to any Agent, all or any of the powers, authorities and discretions vested in the Depositary by this Deed and such delegation may be made upon such terms and subject to such conditions, including the power to sub-delegate, as the Depositary may think fit.

12.3 Notice of any appointment or removal pursuant to clause 12.1 or any delegation pursuant to clause 12.2 shall, where such matter is in the opinion of the Depositary material to the Holders of any series of Catlin Depositary Interests, be given by or for the Depositary to the Holders of that or those series.

13. RESIGNATION OF THE DEPOSITARY

13.1 Subject to clause 13.2, the Depositary may resign as Depositary by giving at least 30 days' prior notice in writing to that effect to the Holders.

13.2 The resignation of the Depositary shall take effect on the date specified in such notice provided that no such resignation shall take effect until the appointment by the Depositary of a successor Depositary. The Depositary undertakes to use its reasonable endeavours to procure the appointment of a successor Depositary with effect from the date specified in such notice as soon as reasonably practicable following the giving of notice of resignation. Upon any such appointment and acceptance, notice thereof shall be given by or for the Depositary to the Holders as soon as reasonably practicable.

13.3 Upon the resignation of the Depositary (referred to in this clause 13.3 as the "Retiring Depositary") and against payment of all sums due to the Retiring Depositary under this Deed, the Depositary shall deliver to its successor as Depositary (the "Successor") sufficient information and records to enable the Successor efficiently to perform its obligations under this Deed and shall transfer to the Successor or to a Custodian or other Agent appointed by the Successor all Deposited Property held by the Retiring Depositary as trustee under this Deed. Upon the date when such resignation takes effect, any Custodian appointed by the Retiring Depositary shall be instructed by the Retiring Depositary to transfer to the Successor or to a Custodian or other Agent appointed by the Successor the Deposited Property held by it pursuant to this Deed.

14. TERMINATION OF DEED

14.1 The Depositary may terminate this Deed either in its entirety or in respect of one or more series of Catlin Depositary Interests by giving not less than 30 days' prior notice to that effect to the Holders of the Catlin Depositary Interests concerned.

14.2 Termination of this Deed for whatever reason shall be without prejudice to any and all accrued rights, obligations and liabilities of the Depositary and any Holder as at the date of termination.

14.3 During the period from the giving of such notice to the Holders until termination, each Holder shall be entitled to cancel the Catlin Depositary Interests held by it and withdraw the Deposited Property related thereto in accordance with the terms of this Deed.

14.4 If any Catlin Depositary Interests in respect of which this Deed is terminated remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable (i) deliver the Deposited Property then held by it under this Deed in respect of the Catlin Depositary Interests to the respective Holder; or, at its discretion (ii) sell all or part of such Deposited Property; (iii) request the Operator to

remove the relevant Catlin Depositary Interests from the CREST system and (iv) following such removal shall not register transfers of the relevant Catlin Depositary Interests, pass on dividends or distributions or take any other action in respect of such Deposited Property, except that it shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums then due to the Depositary, together with any other cash then held by it under this Deed, pro rata to Holders in respect of their Catlin Depositary Interests. After making such sale, the Depositary shall, without prejudice to clause 14.2, be discharged from all further obligations under this Deed, except its obligation to account to Holders for such net proceeds and other cash comprising the Deposited Property without interest.

14.5 For the avoidance of doubt, any obligations of a Holder herein to make payments to the Depositary and indemnify it shall survive any such termination.

15. AMENDMENT OF DEED

15.1 All and any of the provisions of this Deed (other than this clause) may at any time and from time to time be amended or supplemented by the Depositary in any respect which it may deem necessary or desirable by a deed supplemental to this Deed.

15.2 Notice of any amendment or supplement, other than an amendment or supplement of a minor or technical nature which does not in the reasonable opinion of the Depositary materially affect the interests of the Holders of the Catlin Depositary Interests concerned, shall be given by or for the Depositary to the Holders of such series within 30 days of the amendment or supplement taking effect.

15.3 Any amendment or supplement which shall, in the reasonable opinion of the Depositary, be materially prejudicial to the interests of the Holders as a whole or to the Holders of one or more series of Catlin Depositary Interests shall only be made following consultation with Catlin and shall not take effect until 40 days after service of notice on the Holders at which time the Holders shall be deemed to have accepted the amendment or supplement.

15.4 The Depositary shall not be obliged to have regard to the consequences for the Holders of any proposed amendment or supplement to this Deed or the exercise of any power conferred on the Depositary by this Deed except to the extent expressly provided in this Deed.

16. FURTHER ACKNOWLEDGEMENTS BY THE HOLDER

16.1 The Holder acknowledges and agrees that:

16.1.1 the Depositary has no responsibility for the operation or non-operation of the CREST system; accordingly, the Depositary shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received by means of the CREST system notwithstanding that it may afterwards be discovered that such instructions or information were not genuine or were not initiated by the Operator, a CREST member or other person authorised to give them; any such execution or action by the Depositary shall, save in the case of wilful default or reckless disregard of its obligations, constitute a good discharge to the Depositary, which shall not be liable for any Liabilities suffered or incurred by the Holder or any other person arising in whatever manner directly or indirectly from and/or as a result of such execution or action;

16.1.2 the Depositary and the Custodian rely on Catlin and/or the Share Registrar to supply information relating to cash distributions, corporate actions, forthcoming meetings of the holders of those securities and other matters having a bearing on the rights of persons holding Catlin Depositary Interests representing Catlin Securities; accordingly the content of the information made available to Holders and the time at which such information is available will reflect the content of and timing of the supply of information to the Depositary, the Custodian or its nominee, for which no responsibility is accepted;

16.1.3 the Holder shall not cause or endeavour to cause the Depositary, the Custodian or its nominee to make or assert any right or claim whatsoever against the Operator or Catlin or its directors, officers, employees or agents;

16.1.4 the Depositary and the Custodian may hold Holders' money entitlements in client bank accounts outside the United Kingdom on a pooled basis pending distribution and such money may not be protected as effectively as money held in a bank account in the United Kingdom; in particular, the relevant bank may be entitled to combine funds held in a client bank account with any other account of the Depositary or the Custodian or to exercise any right of set-off or counterclaim against money held in a client bank account in respect of any sum owed to it on any other account by the Depositary or the Custodian;

16.1.5 the Depositary undertakes to take reasonable care in the selection and continued use of any person who provides banking and related services in connection with the Deposited Catlin Securities but neither the Depositary nor the Custodian is responsible for the acts or omissions of any such person; and the Holder further acknowledges and agrees that any such person is responsible only to any or both of the Depositary and the Custodian and undertakes to take no action to recover damages, compensation or payment or remedy of any other nature from any such person; and that

16.1.6 nothing in this Deed shall prevent the Depositary carrying out nominee or depositary services for anybody else.

17. LIABILITY TO PAY STAMP DUTY RESERVE TAX

17.1 The Holder agrees and acknowledges that if and to the extent that stamp duty reserve tax ("SDRT") is not payable on agreements to transfer certain Catlin Depositary Interests by virtue of the Stamp Duty Reserve Tax (UK Depositary Interests in Foreign Securities) Regulations 1999, it shall be the responsibility of the Holder, and not the Depositary or any other person, to ensure that any Catlin Depositary Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are so exempt.

17.2 The Holder undertakes:

17.2.1 to notify the Operator and the Depositary forthwith if Catlin Depositary Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are not so exempt; and

17.2.2 to pay to the Operator any SDRT and any interest, charges or penalties in relation to late or non-payment of SDRT arising directly or indirectly from any agreement of the Holder to acquire or dispose of Catlin Depositary Interests or Catlin Securities represented or to be represented by Catlin Depositary Interests which are not exempt for whatever reason from the charge to SDRT on their transfer and to hold the Depositary harmless from any and all Liabilities arising from or incurred in connection therewith.

17.3 For the purposes of this clause 17, a CREST member will be taken to be proposing to acquire Catlin Depositary Interests or to have entered into an agreement to acquire Catlin Depositary Interests if he acquires Catlin Depositary Interests from another CREST member or if the Catlin Depositary Interests are to be issued to him and to be proposing to dispose of Catlin Depositary Interests or to have entered into an agreement to dispose of Catlin Depositary Interests if he disposes of Catlin Depositary Interests to another CREST member or if the Catlin Depositary Interests would, as a result, be cancelled.

18. REGULATORY REQUIREMENTS

18.1 The Depositary is regulated in the conduct of its investment business (which for these purposes is taken to refer to the safeguarding and administration of the holdings of Catlin Securities in the manner described in this Deed) by the FSA. The following further provisions apply in relation to such investment business.

18.2 The Holder may give instructions to the Depositary in the manner described in this Deed. The Depositary will not specifically acknowledge such instructions.

18.3 The Depositary has established procedures in accordance with the requirements of the FSA for the effective consideration of complaints by Holders. All formal complaints should be made in writing to the

compliance officer of the Depositary at the registered office address of the Depositary from time to time. In addition, Holders have a right of complaint direct to the FSA.

18.4 A statement is available from the Depositary describing Holders' rights to compensation if the Depositary is unable to meet its liabilities.

18.5 None of the Depositary, the Custodian or its nominee shall (a) arrange for any Catlin Securities or other Deposited Property to be lent to any other person, or (b) charge in favour of any other person any such property as security.

19. DISCLOSURE OF OWNERSHIP, etc.

19.1 The Depositary or the Custodian may from time to time require from any Holder or former or prospective Holder:

19.1.1 information as to the capacity in which such Holder owns, owned, holds or held Catlin Depositary Interests and regarding the identity of any other person or persons who then or previously has or has had any interest of any kind whatsoever in such Catlin Depositary Interests and/or the underlying Catlin Securities represented thereby and the nature of any such interest; and

19.1.2 evidence or declaration of nationality or residence of the legal or beneficial owner(s) of Catlin Depositary Interests registered or to be registered in his name and such information as is required for the transfer of the relevant Catlin Securities to the Holder,

and such other information as may be necessary or desirable for the purposes of this Deed or any other agreement or arrangement relating to the CREST system. Each Holder agrees to provide any such information requested by Catlin or the Depositary or the Custodian and consents to the disclosure of such information by the Depositary or Custodian or Catlin to the extent necessary or desirable to comply with their respective legal or regulatory obligations in any jurisdiction or any provision of the Bye-laws or other constitutive document of Catlin.

19.2 To the extent that provisions of or governing any Catlin Securities or the Memorandum, Bye-laws or other constitutive document of Catlin or applicable law or regulation in any jurisdiction may require the disclosure to Catlin of, or limitations in relation to, beneficial or other ownership of or any interest of any kind whatsoever in Catlin Securities or other securities, the Holders of Catlin Depositary Interests shall comply with the provisions of such constitutive documents and applicable laws and regulations and with Catlin's instructions in respect of such disclosure or limitation, as may be forwarded to them from time to time by the Depositary. Holders shall comply with all such disclosure requirements of Catlin from time to time.

20. NOTICES

20.1 Any notice shall be in writing and signed by or on behalf of the person giving it. Except in the case of personal service, any such notice shall be sent or delivered to the party to be served, in the case of the Depositary, at the address set out above and marked for the attention of the Company Secretary and, in the case of a Holder, at the address set out in the Catlin Depositary Interest Register. Any alteration in the details of the party to be served shall, to have effect, be notified to the other party in accordance with this clause. Service of a notice must be effected by one of the following methods:–

20.1.1 personally on any person or on a director or officer or the secretary of any party and shall be treated as served at the time of such service;

20.1.2 by prepaid first class post (or by airmail if from one country to another) and shall be treated as served on the second (or if by airmail the fourth) business day after the date of posting. In proving service it shall be sufficient to prove that the envelope containing the notice was correctly addressed, postage paid and posted;

20.1.3 by delivery of the notice through the letterbox of the party to be served and shall be treated as served on the first business day after the date of such delivery;

20.1.4 if by fax when received in a legible form; or

20.1.5 if by e-mail or other electronic communication (such contact details as agreed by the party to be served) when received in a legible form.

21. SEVERABILITY

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

22. COPIES OF DEED

A Holder shall be entitled to one copy of this Deed upon payment of a reasonable copying charge upon written request made to the Depositary.

23. GOVERNING LAW AND JURISDICTION

23.1 This Deed and the Catlin Depositary Interests shall be governed by and construed in accordance with English law.

23.2 For the benefit of the Depositary, the Holder irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed. For such purposes, the Holder irrevocably submits to the jurisdiction of the courts of England.

23.3 The Holder irrevocably waives any objection which it might now or hereafter have to the courts referred to in clause 23.2 being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and agree not to claim any such court is not a convenient or appropriate forum.

23.4 The submission to the jurisdiction of the courts referred to in clause 23.2 shall not (and shall not be construed so as to) limit the right of the Depositary to take proceedings against the Holder in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

24. OVERRIDING PROVISIONS

24.1 For so long as the Catlin Depositary Interests remain a participating security in CREST, no provision of this Deed or of any other instrument relating to the Catlin Depositary Interests of that series shall apply or have effect to the extent that it is in any respect inconsistent with:-

24.1.1 the holding of the Catlin Depositary Interests in uncertificated form;

24.1.2 the transfer of title to the Catlin Depositary Interests by means of a relevant system; or

24.1.3 the Regulations.

24.2 Without prejudice to the generality of clause 24.1 and notwithstanding anything contained in this Deed or any such instrument:-

24.2.1 all Catlin Depositary Interest Registers shall be maintained at all times in the United Kingdom;

24.2.2 Catlin Depositary Interests may be issued in uncertificated form in accordance with and subject as provided in the Regulations;

24.2.3 title to the Catlin Depositary Interests which are recorded on a Catlin Depositary Interest Register as being held in uncertificated form may be transferred by means of the relevant system concerned;

24.2.4 the Depositary shall comply with the provisions of regulations 25 and 26 of the Regulations in relation to the Catlin Depositary Interests;

24.2.5 regulation 41 of the Regulations may be applied by the Depositary where relevant; and

24.2.6 a number of persons up to but not exceeding four may be registered as joint holders of a Catlin Depositary Interest.

IN WITNESS whereof this Deed has been duly entered into the day and year first above written.

The Common Seal of
CAPITA IRG TRUSTEES LIMITED
was hereunto affixed
in the presence of:

PART 13: OVERVIEW OF LLOYD'S

1. Introduction

The Lloyd's insurance market has been operating in the City of London for over 300 years. It comprises a society of underwriters (individuals or corporates) who, by virtue of their Lloyd's membership, are permitted to write insurance business on a several basis within the insurance market of Lloyd's, each for his or its own profit or loss.

Lloyd's is a market place, rather than an insurance company, in which insurance and reinsurance business is accepted by or on behalf of members who were traditionally individuals trading with unlimited liability (individual members or Names). With effect from the 1994 year of account, corporate members, trading with limited liability, have been permitted to become members.

Lloyd's is supported by a close relationship with Lloyd's accredited brokers, many of which are part of worldwide insurance broking networks. The market is regulated by Lloyd's and the FSA, with certain central administrative services provided by Lloyd's.

2. Relationship between Members and Managing Agents

Members conduct their business as sole traders or corporate entities, grouped into annual ventures known as syndicates, each of which is managed by a managing agent. At the end of each year, the syndicate is dissolved and a new syndicate is formed for the following year. Accordingly, the members participating on a syndicate may change from year to year.

In the conduct of the syndicate's business, the managing agent acts for each member under a separate agency agreement. The syndicate itself is not a legal entity. Members of a syndicate are not in partnership, and no member has joint liability with any other member of a syndicate for the risks underwritten through that syndicate. Each member of the syndicate is expressed to be responsible only for the proportion of each risk written on his behalf and, if an individual, such member has unlimited liability for that business to the full extent of his assets. Each corporate member has limited liability for that business.

Actual acceptance of risk is undertaken either by the active underwriter of each syndicate or his underwriting deputies, all of whom are employed by or for the managing agent of the syndicate. The managing agent, which may run several syndicates, determines the underwriting policy of, and appoints and supervises the active underwriter of, each of its managed syndicates and supplies administrative and accounting services.

The members themselves, except to the extent that they are partners, directors or employees of managing agents, take no active part in the conduct of the business. That conduct is, by requirement of Lloyd's, delegated exclusively to the managing agent.

The business of Lloyd's is traditionally divided into four principal categories: marine, non-marine, aviation and motor. Managing agents often describe the syndicates they manage by reference to the main category in which they have traditionally operated. However, these descriptions are not comprehensive and do not define precisely the business underwritten and have become less meaningful with the evolution of large composite syndicates.

Each syndicate writes a different mix of business, with each category of business carrying different risks. There is an important distinction between "short-tail" and "long-tail" risks. The term "short-tail" is applied to business on which claims generally arise and are settled relatively soon after the risk is accepted and the premium paid; "long-tail" denotes business for which the notification or the settlement of claims, or both, may take many years.

Lloyd's syndicates underwrite both "direct business" (where the policyholder has a direct interest in the underlying risk insured) and "reinsurance" (where the policyholder is an insurance company or another Lloyd's syndicate).

The managing agent will agree and/or settle claims made against the syndicates and establishes systems to monitor and control the premium income earned by the syndicate so that members' premium limits are not exceeded. The managing agent will also determine and carry into effect the syndicate's reinsurance

programme and determine the premium for and effect the reinsurance required for the syndicate to close each year of account (see paragraph 5 below).

The managing agent will also manage or arrange for the management of the investments held in the Premium Trust Funds (see paragraph 7 below) for each syndicate member, manage and control the syndicate's expenses, maintain its accounting records and statistical data and prepare and arrange for the auditing of its accounts. Where necessary, the managing agent will make cash calls (see paragraph 10 below) on members to provide for underwriting losses. Furthermore, it will ensure that the syndicate complies with relevant domestic and overseas taxation and legislative requirements.

All underwriting members of Lloyd's enter into a standard form agreement with the managing agent of each syndicate on which they underwrite. The agreement includes various specific fiduciary duties on the part of the managing agent regarding conflicts of interest, accounting for any profits not specifically contemplated by the agreement and full disclosure of any interests or duties which could give rise to a conflict of interest, for example between the interests of the managing agent and the members of the Syndicate. These duties are also found in the core principles for managing agents drawn up by Lloyd's to which all managing agents and their directors are required to adhere. These principles include avoiding or disclosing any conflicts of interest and acting in a manner not prejudicial to the interests of any member.

In addition to Lloyd's core principles for managing agents, the managing agent must also comply with the FSA's Principles for Business, which are part of the FSA Handbook. There are also common law duties incumbent upon the directors of a managing agent to act in the best interests of their company.

The standard form managing agent's agreement gives the managing agent (and hence the active underwriter) absolute discretion as to the risks (including reinsurance to close) which may be underwritten on behalf of the member.

Managing agents are entitled to charge syndicate members all proper and reasonable expenses incurred by them which are incidental to the conduct of the members' underwriting business. Syndicate expenses are the subject of a code of practice issued by Lloyd's. The managing agent normally deducts its charges and expenses from the members' Premium Trust Funds.

Under the terms of the standard form managing agent's agreement, a corporate member is able to terminate its agreement with a managing agent by giving written notice to the managing agent by 20 October in any year, so that its participation in any syndicate concerned will not continue for subsequent years of account.

3. Introduction of Corporate Capital

As previously mentioned, Lloyd's admitted corporate members with effect from the 1994 year of account. As does an individual member, a corporate member becomes a member of a syndicate or syndicates with several liability only for that proportion of the business underwritten on its behalf. In contrast to an individual member, who has unlimited liability as a sole trader, the liability of a shareholder of a corporate member is limited to the amount, if any, unpaid on the shares held by that shareholder in the corporate member, and to the amount of funds collateralised to support the corporate member.

4. Year of Account

Lloyd's has its origin in marine insurance which, because of the length of voyages, led to the development of three-year accounting whereby premiums, losses and expenses were accumulated over three years before the result of a given underwriting year's trading was calculated. Three-year accounting was also applied to other classes of business and is still the basis of Lloyd's reporting.

Under the three-year system, members' underwriting results are stated by "year of account". Each year of account is a one-year venture that, as a general rule, is fully accounted for and settled at the end of a 36-month period. Up to 31 December 1994 (except principally for UK motor business, the year of account of which was determined by inception date) the year of account to which a policy was allocated was determined by the date on which the premium was processed by the LPSO. Since that date, the year of account to which a policy is allocated has been determined by the inception date of the policy.

Following the recommendation of the Chairman's Strategy Group that a move from three-year accounting to annual accounting would benefit the Lloyd's market, Lloyd's has resolved to introduce annual accounting with

effect from 1 January 2005, so that the 2005 underwriting year of account will be the first to be undertaken on an annual accounting basis. Syndicate accounts will be prepared under UK GAAP with effect from the 2005 underwriting year of account and, subject to being satisfied with the level of syndicate reserves, managing agents will be able to make interim profit distributions at the end of each calendar year with effect from 31 December 2005.

5. Reinsurance to Close

At the close of a year of account for a syndicate, members' underwriting liabilities with regard to the year are usually reinsured under a contract known as reinsurance to close, or "RITC". Until the RITC is effected (currently, at the end of the third year of the account, i.e. two years after the end of the relevant underwriting year, at the earliest) no profits in respect of the relevant year of account can be distributed to members.

Through the payment of a premium for the RITC, a syndicate member's liabilities in respect of risks allocated to the relevant year of account and not discharged in full (including liabilities in respect of RITC of the preceding years of account) are reinsured without limit in time or amount into a succeeding (usually the next) underwriting year of account of the same syndicate and may also, on occasion, be reinsured by another syndicate.

RITC is usually determined at the end of the third year of an account when the year of account is due to close. This is usually accomplished by transferring the entire portfolio to the next subsequent open year of account of the same reconstituted syndicate, or to another unrelated syndicate, by means of reinsurance. The ceding syndicate's year of account is then closed, and the underwriting profit or loss is ascertained for the closed year.

Members on the reinsuring syndicate receive an RITC premium, assume the risk of all further losses and pay all subsequent claims and expenses. A member subscribing to the original policy remains liable in law to the policyholder but benefits from the reinsurance effected through RITC. The same member may subscribe to such reinsurance to the extent that the member participates on the reconstituted or unrelated syndicate, although his proportion of the capacity of the syndicate may have changed.

The premium for the RITC is determined by reference to the total estimated outstanding claims, including those incurred but not yet reported, in respect of risks allocated to the closing year of account (including undischarged risks from previous years which have been closed by RITC into that year of account). The reinsuring syndicate members have the benefit of the reinsurance and other recoveries relating to the risks reinsured by the RITC, and all other rights arising out of the original underwriting of those risks.

While exercising absolute discretion in determining RITC between different years of account of the same syndicate and in determining the relevant premium, the managing agent and the active underwriter must consider both the interests of the members paying the premium and the interests of the members accepting the premium. No member or group of members has the right to approve or veto the RITC, however, members are entitled to request relevant information from the managing agent. The syndicate auditors are required to pay particular attention to the determination of RITC and its reasonableness in issuing their opinion on the annual report and the result for a closed year of account.

The three-year accounting system was designed to ensure that when a year of account is closed, written premium has been fully earned, return premiums have been accounted for, a proportion of the losses has been settled and amounts for outstanding and incurred but not yet reported losses can be established on the basis of mature data in order to set the appropriate premium to purchase RITC.

6. Run-off Account

A run-off account is a year of account that has not been closed by RITC in the usual way. This may happen for a number of reasons, primarily from uncertainty as to future levels of liability and a consequent inability to fix a fair premium. In these circumstances, closing the year of account may take a number of years, during which, without Lloyd's consent, there can be no release of the members' funds at Lloyd's nor of profits arising from the underwriting or investments of that syndicate.

7. Premium Trust Fund

Each member's premiums are held in his/its Premium Trust Funds ("PTF") and invested in assets until the close of the year of account. All investment income from funds held in the PTF is similarly retained in the PTF and may be reinvested during the course of the year of account. As stated above, a year of account normally closes after the end of the third year.

The Premium Trust Deeds to which each member is party provide that such income, including investment income or the trust funds themselves, is held on trust to pay such member's liability for policyholders' claims and underwriting liabilities and expenses, including reinsurance premiums, New Central Fund contributions (see paragraph 14 below) fees, subscriptions payable to Lloyd's, and amounts payable to managing agents.

Funds representing a member's underwriting profits arising in respect of a particular year's underwriting on a syndicate will not normally be released from the PTF to the member until the relevant year has been closed by RITC and Lloyd's has confirmed the member's overall underwriting position as solvent.

If a corporate member becomes insolvent, underwriting claims can still be met to the extent of the assets held in the member's PTF, as these funds are not available to its general creditors.

The trustees of a corporate member's PTF are individuals appointed by its managing agent, or agents, Lloyd's itself and, in some cases, individuals appointed by Lloyd's. The relevant managing agents have the power to direct the trustees appointed by them to invest the trust funds within a range of investments prescribed by Lloyd's and to delegate investment management to an appropriately authorised person.

Any member may, by agreement with any of his or its managing agents, nominate a person, who may be connected with the member, to be investment manager for a proportion or all of the PTF of the relevant syndicate. However, the custody and ultimate control over such assets must remain with the trustee, in accordance with the terms of the Premium Trust Deed.

Furthermore, the investment performance of the nominated investment manager will accrue for the account of the syndicate as a whole, as distinct from the trust funds of the nominating member. The Premium Trust Deed provides for separate treatment of overseas underwriting business, for which the Lloyd's American Trust Funds ("American Trust Funds") and Lloyd's Canadian Trust Funds ("Canadian Trust Funds") have been established. These trust funds receive the premiums on US dollar or Canadian dollar policies issued in any country by Lloyd's members, and pay any losses, claims, returns of premiums, reinsurance premiums and other outgoings (including expenses and remuneration of the trustees and the salary, commission or other remuneration of agents employed in that business) in connection with the member's American or Canadian dollar business respectively.

Although each member has a discrete PTF, including American Trust Funds and Canadian Trust Funds, and although these funds are available to meet only liabilities of that member, their operation takes place on a co-mingled basis, usually grouped by syndicate or, in some cases, grouped by managing agent. Through the co-mingled operation of a syndicate's PTF, or by the exercise of managing agents' discretion, a member's PTF monies may, in effect, be loaned to other members (on the same or another syndicate) to enable them to meet their underwriting liabilities for a current or previous year of account. Although such loans have in practice been supported by the New Central Fund, members whose PTF assets are applied in this way incur a credit risk.

Premiums received from insureds will be reduced by the deductions listed below. These deductions will reduce the net amount of premium held in the PTF and, as a result, the amount of investment income that will be earned on the premiums.

The deductions from the premiums received will include some or all of the following:

(a) claims paid;

(b) reinsurance premiums paid by the syndicate, including related brokerage, and return premiums;

(c) the fees, expenses and commissions of the managing agent and/or its sub-agents;

(d) the expenses of running the syndicate;

(e) the fees and expenses of the trustees of the PTF;

(f) contributions and fees payable to Lloyd's or to the New Central Fund;

(g) certain taxes and other levies;

(h) the costs of Lloyd's overseas representatives and of maintaining overseas deposits, where applicable; and

(i) other fees and expenses payable to Lloyd's for specific services provided to the syndicate.

8. Overall Premium Limit

The underwriting capacity of each member of Lloyd's is fixed as a maximum amount of premium income which may be accepted by the member for any year of account (the "Overall Premium Limit" or "OPL"). The OPL does not apply to premiums received for reinsurance to close earlier years of account of the same or, if Lloyd's agrees, another syndicate but applies to premiums received for all other risks underwritten, without any allowance for reinsurance (including RITC) of those risks.

A member's OPL in respect of each year of account must not exceed the multiple prescribed by Lloyd's of the member's funds at Lloyd's (see paragraph 9 below). A corporate member's OPL for a year of account will be apportioned prior to the start of each year among the syndicates to which the member will belong on the basis agreed between the member and the managing agents of those syndicates.

9. Funds at Lloyd's

Under the Council of Lloyd's Byelaws (see paragraph 11 below), Lloyd's has power to prescribe the amount and form of security to be provided by a member in respect of its underwriting business at Lloyd's. This security (which is additional to the amounts held under the control of managing agents in a member's PTF) comprises a member's funds at Lloyd's and will include the member's Lloyd's deposit and personal or additional reserve funds and, in the case of an individual member, his special reserve funds. These funds are held in accordance with the terms of prescribed form Lloyd's Deposit Trust Deeds. The minimum required level of funds at Lloyd's is reviewed by Lloyd's prior to the commencement of each year of account.

Lloyd's determines the investment criteria applicable to funds held within a member's funds at Lloyd's, but within the constraints of those criteria a member is able to determine the portfolio constitution of those assets. In addition to or in substitution for depositing cash and/or securities as funds at Lloyd's, members are able to provide Lloyd's, among others, with letters of credit, bank guarantees or a covenant and charge.

The level of funds at Lloyd's fixes the member's maximum OPL and it may be necessary to arrange additional funds at Lloyd's to increase or maintain OPL when such funds have been depleted by losses. All such funds at Lloyd's are subject to trust arrangements designed to ensure that they are available to meet the relevant member's Lloyd's losses and expenses.

The FSA requires Lloyd's to maintain net central assets which are adequate to cover the aggregate of certain variable solvency margins relating to the value of each member's PTF and each member's funds at Lloyd's. If at any time a corporate member's funds at Lloyd's fall by more than 10 %, the member will be obliged to notify Lloyd's which may then give such directions as it sees fit, including directing the member to reduce the overall level of its underwriting business.

For solvency purposes, if a member's closed year losses, run-off account deficiencies and cash calls (see paragraph 10 below) on open years of account are not paid in full, they must be provided for in addition to the member's funds at Lloyd's required to support underwriting. To the extent that a member's funds at Lloyd's are used to cover these provisions with the effect that the member's funds at Lloyd's ratio is no longer satisfied, the member's OPL will be correspondingly reduced for the next year of account. Meanwhile, the member's solvency position will be calculated, at each year end, to ensure that the member continues to have sufficient assets to meet his (or its) share of the liabilities of his (or its) syndicates. The fact that liabilities are determined on the basis of estimates and that a member will incur expenses before earning much, if any, income, together with any cash calls which may be made by a managing agent, may result in a member's initial funds at Lloyd's (and hence OPL) coming under pressure during the initial years of membership, particularly where the member has underwritten business near the limit of its capacity.

10. Cash Call

If a syndicate makes an audited loss in a closed year of account, or if there is a deficiency in respect of a run-off account (including a deficiency referable to syndicate or other expenses or commissions), the managing agent is likely to make a cash call on the members of the syndicate.

A cash call may also be made if there is a deficiency in respect of an open year. A central term of the standard managing agent's agreement is the requirement, imposed to protect policyholders, that a member must ensure that the trustees of his or its PTF have funds available to enable them to pay all claims, expenses and outgoings in connection with the member's underwriting. Cash calls must be paid irrespective of any claim that the member may have against the managing agent.

11. Byelaws

Byelaws are made, revoked or amended by a special resolution of the Council of Lloyd's that requires separate majority votes of both of the working members and of all other members of the Council. The Lloyd's Act 1982 provides that within 60 days after a Byelaw (or its revocation or amendment) is promulgated by Lloyd's, a general meeting of Lloyd's can be convened by notice signed by not less than 1,500 members (including members who are no longer underwriting) and that such Byelaw (or such revocation or amendment) can be revoked or annulled (but not amended) by a majority vote of those attending such meeting on a show of hands or (if the Chairman of the meeting so determines) on a ballot at which voting rights are determined by underwriting capacity. Since the coming into force of the Financial Services and Markets Act 2000, the FSA's consent is also required before a Byelaw can be made, revoked or amended.

12. Lloyd's Reconstruction and Renewal ("R&R") Plan

In May 1995, Lloyd's published the R&R plan, which was a response to the various problems Lloyd's then faced, including losses sustained in relation to 1992 and prior business, litigation being pursued by members and consequent strain on the old central fund as a result of some members' inability or unwillingness to meet their underwriting liabilities.

The three principal elements of the R&R plan were:

(a) the making of the Settlement Offer;

(b) the creation of Equitas, an insurance company formed to reinsure the 1992 and prior business; and

(c) the creation of the New Central Fund.

On 30 August 1996, Lloyd's declared the Settlement Offer unconditional as to acceptances. The Settlement Offer comprised, among other things:

(a) an offer to members of approximately £2.1 billion in the form of debt credits. These debt credits (essentially a write-off of debts owed by members in respect of called but unpaid losses) were available to accepting members to be applied against their underwriting liabilities including any RITC premium payable to Equitas, as described below in paragraph 13;

(b) the provision of a settlement fund amounting to approximately £1.1 billion from managing agents, errors and omissions, insurers and other parties involved in the Lloyd's litigation (including brokers and auditors); and

(c) the payment into the old central fund by members participating in the 1993, 1994 and 1995 years of account of special contributions amounting to 1.5% of their allocated premium limit for each of those years of account.

13. Equitas

On 4 September 1996, following the Settlement Offer becoming unconditional as to acceptances, Equitas became authorised as an insurance company to reinsure Lloyd's 1992 and prior business. The Equitas reinsurance to close contract was signed on 3 September 1996 with the intention of protecting new members and members trading forward for the 1993 and subsequent years of account from the liabilities attaching to 1992 and prior business, including any liability which may otherwise have been transferred into 1993 and

subsequent years of account through the normal RITC process, by placing the 1992 and prior years' RITC into Equitas.

As part of the Settlement Offer, members were required to pay a reinsurance premium to Equitas. To assist with the financing of that premium, in addition to the payment of profits arising on the 1993 year of account, a proportion (calculated by the managing agent) of anticipated surpluses in respect of the 1994 and 1995 years of account was released before those years of account had been closed. To assist the funding of members' contributions to the R&R settlement fund, managing agents were allowed to withdraw from members PTFs amounts equal to the profit commission on the anticipated surpluses released to assist members.

There are, however, ways in which continuing members may remain exposed to 1992 and prior business and these are summarised in Part 4: Risk Factors.

14. The New Central Fund

The New Central Fund is financed by contributions from the membership and is administered by Lloyd's. It is applied at the discretion of Lloyd's for the advancement and protection of the interests of members in connection with their Lloyd's business. In practice, the New Central Fund is, like its predecessor, applied by Lloyd's primarily as a policyholders' protection fund, preventing or redressing members' failures to meet their underwriting liabilities, and it has a vital role in the chain of security for the protection of policyholders which underlies a Lloyd's insurance policy.

The essential features of the New Central Fund are broadly similar to the old central fund. Thus:

(a) the New Central Fund is not a trust fund vested in separate trustees, but a fund of Lloyd's for which separate accounts are kept and which is specially reserved, in accordance with the New Central Fund Byelaw for particular purposes, subject to the discretion of Lloyd's;

(b) the principal purposes for which sums may be applied out of the New Central Fund are extinguishing or reducing liabilities of members arising out of or in connection with their insurance business at Lloyd's and other purposes appearing to Lloyd's to further the objects of Lloyd's;

(c) where funds are paid out of the New Central Fund in respect of insurance obligations of a particular member, that member is liable to reimburse amounts so paid together with interest; and

(d) the assets of the New Central Fund belong to Lloyd's and, unless and until Lloyd's applies the assets of the New Central Fund (including any interim application by way of placing in trust), no member, policyholder or other person has any interest of any kind in them.

The New Central Fund may not be applied directly to (i) meet liabilities in respect of 1992 and prior business except in respect of liabilities of Lloyd's arising under legally binding commitments entered into before the New Central Fund Byelaw came into force in 1996, or (ii) provide financial support to Equitas, unless the prior sanction of the members in general meeting has been obtained.

The resources of the New Central Fund are of two kinds: paid-in funds, which are immediately available, and reserve funds, which are available to be called from members as and when required. As at 31 December 2002, the assets of the New Central Fund stood at £476 million. Lloyd's is also able to call for funds from members' PTFs, up to 3%, of members' capacity in any one year.

From 1999 the New Central Fund is supported by a five year insurance programme, whereby the insurers will meet unrecovered losses to the New Central Fund where it has been applied to meet members' cash calls, up to a ceiling of £350m per annum to the extent that such calls exceed £100m in any one year. The aggregate maximum payment over the lifetime of the policy is £500m. As at 31 December 2002 claims had been made on the policy amounting to £350m under the insurance programme of which £134m had been received by the end of 2002. Further claims were expected to be made in 2003. However, the insurers have indicated that they dispute their liability to meet the claims made under the policy. Lloyd's did not accept that the insurers have grounds for disputing liability and commenced arbitration proceedings under the terms of the policy for recovery of the sums claimed from the insurers. Finally, other assets of Lloyd's, totalling £87 million (as at 31 December 2002), are also available to meet underwriting liabilities, in the last resort.

15. Lloyd's Security Ratings

Both A.M. Best and Standard & Poor's assign security ratings to Lloyd's. Until the event of 11 September 2001, these ratings were "A" and "A+" respectively. Following the event of 11 September 2001, these ratings were downgraded to "A−" and "A" respectively. Furthermore, A.M. Best kept the ratings under review, while Standard & Poor's placed the ratings on Credit Watch.

On 23 April 2002, A.M. Best removed its rating review, and confirmed its credit rating of Lloyd's at A−. A.M. Best subsequently re-confirmed this rating on 27 August 2002 and on 17 July 2003.

On 13 May 2002, Standard & Poor's removed the Credit Watch, and confirmed its credit rating of Lloyd's at A (Strong) and has subsequently re-confirmed this rating on 12 February 2003.

16. Reform of Lloyd's

The Lloyd's Chairman's Strategy Group put forward a number of proposals in 2002 for the reform of the Lloyd's market. The proposals included the following:

- moving to a franchise structure under which Lloyd's will grant franchises to managing agents wishing to continue to operate in the Lloyd's market;
- adopting annual accounting on an International Accounting Standards basis;
- supporting new investment in the Lloyd's market, including on a non-membership basis;
- supporting the transition of syndicates from spread to integrated Lloyd's vehicle status and reviewing the existing rules that apply to integrated Lloyd's vehicles; and
- reforming the governance structure of Lloyd's.

At an Extraordinary General Meeting of Lloyd's members held on 12 September 2002, the members approved the Chairman's Strategy Group proposals, voting on a capacity-weighted basis. However, the franchise guidelines became effective for the 2003 year of account and the move to annual accounting is to be implemented for the 2005 year of account.

PART 14: DEFINITIONS & GLOSSARY

The following definitions apply throughout this document unless the context requires otherwise:

DEFINITIONS

"Admission"	the admission of the Common Share capital of the Company, issued and to be issued pursuant to the Global Offer, to the Official List and to trading on the London Stock Exchange's market for listed securities
"Bermuda Companies Act"	the Bermuda Companies Act 1981, as amended
"Board"	the board of directors of the Company
"Bye-laws"	the bye-laws of the Company to be adopted upon Admission
"Catlin Asia Pte Ltd"	Catlin Asia Pte Ltd, a company incorporated and registered in Singapore under registration number 199903889C
"Catlin Ecosse Insurance Limited"	Catlin Ecosse Insurance Limited a company incorporated and registered under English law under registration number 4328676
"Catlin GmbH"	Catlin GmbH, a company incorporated and registered in Frankfurt am Main, Germany under registration number HRB 57349
"Catlin Holdings Limited"	Catlin Holdings Limited, a company incorporated and registered under English law under registration number 2055040
"Catlin, Inc."	Catlin, Inc., a company incorporated and registered in the State of Delaware, US
"Catlin Labuan Limited"	Catlin Labuan Limited, a company incorporated and registered in Malaysia under registration number LL 02084
"Catlin Syndicate Limited" or **"CSL"**	Catlin Syndicate Limited, a company incorporated and registered under English law under registration number 2968384
"Catlin Underwriting Agency US, Inc." or **"CUAUS"**	Catlin Underwriting Agency US, Inc., a company incorporated and registered in the State of Texas, US
"Catlin Underwriting Agency US, Inc., of Louisiana" or **"CUAUSLA"**	Catlin Underwriting Agency US, Inc., of Louisiana, a company incorporated and registered in the State of Louisiana, US
"Catlin Holdings (UK) Limited or **"CH(UK)L"**	Catlin Holdings (UK) Limited, a company registered under English law under registration number 3114348
"Catlin Insurance Company Ltd." or "CICL"	Catlin Insurance Company Ltd., a company incorporated and registered in Bermuda under registration number EC29709
"CICL-UK"	the UK branch of CICL authorised by the FSA
"City Code"	The City code on Takeovers and Mergers issued from time to time by or on behalf of the Panel on Takeovers and Mergers
"Combined Code"	The Combined Code on Corporate Governance appended to, but not forming part of, the Listing Rules
"Common Shares"	the Common Shares of $0.01 each in the capital of the Company which, where the context permits, shall be deemed to be references to the Depositary Interests
"Companies Act"	the UK Companies Act 1985, as amended
"Company", "Catlin Group Limited" or **"CGL"**	Catlin Group Limited, a company incorporated and registered in Bermuda under registration number 26680
"Connected Person"	has the meaning given to it by section 346 of the UK Companies Act 1985 (as amended)
"CUAL"	Catlin Underwriting Agencies Limited, a company registered under English law under registration number 1815126

"CREST"	the UK-based system for the paperless settlement of trades in listed securities and the holding of uncertificated securities operated by CRESTCo
"CRESTCo"	CrestCo Limited, the operator of CREST
"Depositary" or **"Capita IRG Trustees"**	Capita IRG Trustees Limited
"Depositary Interests" or **"DIs"**	the dematerialised depositary interests in respect of the Common Shares issued or to be issued by Capita IRG Trustees
"Director"	any of the directors of the Company
"Enlarged Common Share Capital"	the Common Share capital of the Company immediately following the Global Offer
"Exchange Act"	the US Securities Exchange Act of 1934, as amended
"Executive Directors"	the executive Directors of the Company
"Existing Shareholders"	the holders of shares in the Company as at the date of this document
"Existing Bye-laws"	the Bye-laws of the Company in force prior to Admission
"Existing Common Shares"	issued Common Shares in the capital of the Company
"FSA"	the UK Financial Services Authority
"FSMA"	the UK Financial Services and Market Act 2000
"Global Offer"	the offer of New Common Shares and Existing Common Shares described in this document comprising the Institutional Offer but excluding the Over-allotment Option
"Goldman Sachs"	Goldman Sachs International
"Group" or **"Catlin"** or **"Catlin Group"**	the Company and its consolidated subsidiaries and subsidiary undertakings, from time to time
"IFRS"	the International Financial Reporting Standards issued by the International Accounting Standards Board
"Inland Revenue"	the UK Inland Revenue
"Joint Global Co-ordinators"	Goldman Sachs, UBS and JP Morgan
"JPMorgan"	J. P. Morgan Securities Ltd.
"LIBOR"	The London Interbank Offer Rate
"Listing Rules"	the listing rules of the UK Listing Authority, made under section 74(4) of the Financial Services Act and Markets Act 2000, as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"New Common Shares"	New Common Shares in the capital of the Company to be allotted and issued under the Global Offer
"Offer Price"	the price per Common Share payable under the terms of the Global Offer
"Official List"	the official list of the UK Listing Authority
"Over-allotment Option"	the over-allotment option granted by the Selling Shareholders to the Joint Global Co-ordinators, the details of which are set out in Part 3: Global Offer
"Preference Shares"	Class A Preference Shares, Class B-1 Preference Shares or Class B-2 Preference Shares or, as the context requires, Class A Preference Shares, Class B-1 Preference Shares and Class B-2 Preference Shares
"Qualified Institutional Buyer" or **"QIBs"**	A "qualified institutional buyer" as defined in Rule 144A under the Securities Act
"Regulation S"	Regulation S under the Securities Act

"Rule 144A"	Rule 144A under the Securities Act
"SDRT"	Stamp duty reserve tax
"Securities Act"	US Securities Act of 1933, as amended
"Selling Shareholders"	existing Shareholders the sale of certain of whose Common Shares will be underwritten pursuant to the Underwriting Agreement
"syndicate"	a syndicate at Lloyd's managed by a Group company
"Syndicate 1003"	Syndicate 1003 at Lloyd's, as constituted from time to time
"the Syndicate"	Syndicate 2003 at Lloyd's, as constituted from time to time
"Syndicate 2600"	Syndicate 2600 at Lloyd's, as constituted from time to time
"UBS"	UBS Limited
"UK GAAP"	accounting principles generally accepted in the United Kingdom
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the FSA acting in its capacity as the competent authority for the purposes of Part 6 of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance Part 6 of the FSMA
"Underwriters"	Goldman Sachs, UBS, JPMorgan, ABN AMRO Rothschild, Cazenove, Citigroup and Fox-Pitt, Kelton
"Underwriting Agreement"	the underwriting agreement expected to be entered into between the Company, the Directors, the Selling Shareholders and the Underwriters on or about the date of announcement of the Offer Price, described in paragraph 11 of Part 10: Additional Information
"United States", **"USA"** or **"US"**	United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia
"UBS"	UBS Limited
"US GAAP"	accounting principles generally accepted in the United States
"US GAAS"	auditing standards generally accepted in the United States
"VAT"	the tax imposed by the Value Added Tax Act 1994 and any secondary legislation made thereunder

In this document, words denoting any gender include all genders (unless the context otherwise requires).

GLOSSARY

"Active Underwriter" the person (or persons) with principal authority to conduct underwriting on behalf of a syndicate at Lloyd's

"Asset-backed Securities" asset-backed securities are securities backed by notes or receivables against assets other than real estate. Asset backed securities are subject to structural, credit and capital markets risks. Structural risks include the security's priority in the issuer's capital structure and the adequacy of and ability to realise proceeds from the underlying collateral and the potential for prepayments. Credit risks include both consumer and corporate credits such as credit card holders, automobile receivables and corporate obligors. Capital market risks include the general level of interest rates and liquidity for these securities in the general market place

"binding authority" authority given by an insurer or reinsurer to brokers or agents (known as "coverholders") to bind insurance or reinsurance risks on its behalf

"broker" one who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer

"capacity" in relation to a syndicate, the limit for the time being prescribed on the amount of insurance business that is able to be allocated to a particular year of account which is to be accepted by a syndicate, such limit being expressed as the maximum amount of premium income arising out of insurance business underwritten through that syndicate or in relation to a member of Lloyd's, the member's OPL

"capital solvency ratio" the ratio of a member's funds at Lloyd's to its OPL, determined in accordance with Lloyd's requirements

"captive" a vehicle formed to insure the risk of its parent undertaking

"cash call" a request for funds made by a Lloyd's managing agent pursuant to the terms and conditions of the standard managing agent's agreement in the form prescribed by Lloyd's at or prior to the closure of the relevant year of account

"casualty insurance" or "casualty reinsurance" insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom and reinsurance of such losses

"catastrophe" a severe loss, typically involving multiple claimants. Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability

"catastrophe loss" loss and directly identified loss adjustment expenses resulting from catastrophes

"catastrophe reinsurance" a form of excess of loss reinsurance which, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. These reinsurance contracts are typically designed to cover property insurance

	losses but can be written to cover other types of insurance losses such as from workers' compensation policies
"cede", **"cedent"** or **"ceding company"**	when a party reinsures its liability with another, it "cedes" business and is referred to as the "cedent" or "ceding company", an alternative for reinsured
"Chairman's Strategy Group"	the strategy group, headed by the Chairman of Lloyd's, which has proposed a number of proposals for the reform of Lloyd's as further described in paragraph 16 of Part 13: Overview of Lloyd's
"claims made" basis, **"claims made"** policy	the provision in a contract of insurance that limits valid claims to those made within the period of the policy, as opposed to the losses occurring basis, which provides cover for losses occurring during the policy period regardless of when the claim is made
"combined ratio"	the aggregate of the loss ratio and the expense ratio
"controller"	an individual or body corporate holding 10 % or more of the shares in a company regulated by the FSA and Lloyd's
"corporate member"	a member of Lloyd's which is a body corporate
"Corporate Securities"	Corporate securities are composed of both short-term and medium term debt issued by corporations. The principal risk associated with corporate debt securities is the potential loss of income and realised and unrealised principal losses due to insolvencies and deteriorating credit ratings
"Council"	The Council of Lloyd's, and any person or delegate acting under its authority, including the Lloyd's Market Board and the Lloyd's Regulatory Board
"coverholder"	See "binding authority"
"direct insurance"	insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance
"Equitas"	Equitas Reinsurance Limited, the company into which all non-life liabilities in relation to Lloyd's 1992 year of account and prior business have been reinsured
"excess of loss"	reinsurance or insurance that indemnifies the reinsured or insured against all or a specified portion of losses over a specified currency amount or "retention"
"expense ratio"	total expenses divided by net premiums earned
"facultative reinsurance"	the reinsurance of part or all of the insurance of an individual risk covered by a single policy on negotiated terms and conditions
"following underwriter"	an underwriter who accedes to the terms and conditions of the risk established by a lead underwriter
"funds at Lloyd's" or **"FAL"**	funds held in trust at Lloyd's to support a member's underwriting activities
"gross premiums written"	total premiums for insurance written and reinsurance assumed during a given period
"hard" or **"hardening" market**	an insurance or reinsurance market in which premiums and terms and conditions have improved or are improving from the insurer's or reinsurer's point of view
"incurred but not reported" or **"IBNR"**	reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer

"integrated Lloyd's vehicle"	a group of companies including a managing agent and one or more corporate members under common control, where the corporate member(s) underwrite only on the syndicates managed by the group's managing agent, and the group retains that underwriting interest
"lead underwriter"	the first underwriter named on an underwriting slip, with primary responsibility for negotiating the terms and conditions of the risk and adjusting and settling all claims. To "lead" is when a lead underwriter establishes the policy terms
"long-tail"	a term to describe insurance business where it is known from experience that notification and settlement of claims could take many years
"losses occurring" basis	refers to an insurance policy under which losses are covered if they occur while the policy is in force, even if they are not discovered, and the claim subsequently made, until many years later
"loss and loss expense reserves"	an amount set aside to provide for outstanding claims both reported and not reported, together with the associated costs of handling such claims
"loss ratio"	losses and loss expenses divided by net premiums earned
"LPSO"	Lloyd's Policy Signing Office
"managing agent"	an underwriting agent at Lloyd's responsible for managing a syndicate and, among other things, employing the Active Underwriter
"member"	a member of Lloyd's
"Name"	an individual underwriting member of Lloyd's
"net premiums earned"	the portion of net premiums written during or prior to a given period that was actually recognised as income during such period
"net premiums written"	gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period
"New Central Fund"	a fund established by Lloyd's pursuant to the New Central Fund Byelaw (No. 23 of 1996) primarily as a policyholders' protection fund in the event of a member being unable to meet their underwriting liabilities. This fund may also be used, with certain exceptions, for any purpose which may appear to the Council to further the objects of Lloyd's
"non-proportional reinsurance"	reinsurance under which the reinsurer's participation in a claim depends on the size of the claim, such as excess of loss
"Non-US Government Securities"	non-US government securities are composed of bonds issued by governments other than the US government. The fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment
"OPL" or **"Overall Premium Limit"**	the premium limit which determines the maximum amount of business which a member of Lloyd's may underwrite, based on the level of that member's funds at Lloyd's and its RBC Ratio, in any year of account
"participation in a syndicate"	refers to the amount of a member's capacity allocated to the given syndicate
"proportional reinsurance"	a generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and

losses of the reinsured. (Also known as pro rata or participating reinsurance.) Quota share reinsurance is a form of proportional reinsurance. In proportional reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's acquisition cost being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expenses) and also may include a profit factor

"PTF" — Premium Trust Fund

"qualifying quota share" or **"QQS"** — an arrangement whereby a Lloyd's syndicate may increase its capacity through a quota share reinsurance contract made in accordance with regulations approved by the Prudential Supervision Committee of Lloyd's

"quota share reinsurance" — a reinsurance agreement under which a reinsurer accepts a fixed proportion of the risk or an agreed category of risks and shares in premiums and claims in that proportion

"RBC Ratio" — determines the amount of FAL required for any given OPL in respect of any year of account

"Reconstruction and Renewal Plan" or **"R&R"** — the plan for reconstruction and renewal of Lloyd's described in the document entitled "Lloyd's: reconstruction and renewal" sent by Lloyd's to members in May 1995, as developed and finally incorporated into the Settlement Offer which was sent to Names on 30 July 1996

"reinstatement premiums" — the premiums charged for restoration of the reinsurance limit of a contract to its full amount after payment by the reinsurer of losses as a result of an occurrence

"reinsurance" — an arrangement in which a reinsurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured

"reinsurance to close" or **"RITC"** — a reinsurance agreement under which the members of a syndicate for a year of account are reinsured by underwriting members who comprise that or another syndicate for a later year of account against all liabilities arising out of the insurance business underwritten by the reinsured syndicate

"risk-based capital requirements" or **"RBC"** — a method to calculate the required level of a member's funds at Lloyd's, that level being calculated according to the risk and volatility associated with each type of business in the member's portfolio

"risks attaching" basis — refers to a reinsurance policy under which cover is provided for losses arising on policies issued or renewed during a defined

	period and where the insurer remains liable until the expiry of such policies
"retrocession"	reinsurance of reinsurance business
"Settlement Offer"	the document sent to members on 30 July 1996 incorporating the Reconstruction and Renewal Plan in its final form
"short-tail"	a term used to describe business where it is known from experience that claims are normally notified and settled quickly
"soft" or **"softening"** market	an insurance or reinsurance market in which premiums and terms and conditions have deteriorated or are deteriorating from the insurer's or reinsurer's point of view
"structured risk"	insurance and reinsurance contracts, typically multi-year in nature, characterised by the assumption of limited underwriting risk by the assuming company and profit-sharing mechanisms that allow the buyer to benefit from favourable loss experience
"surplus lines"	a generic US regulatory classification referring to insurance coverage not ordinarily written by insurers fully "admitted" in various states. Surplus lines business is largely unregulated as to rate and form but insurers must be authorised to write such business in a state by the local regulator
"syndicate"	a group of Names and/or corporate members underwriting insurance business at Lloyd's through the agency of a managing agent to which a particular syndicate number is assigned by or with the authority of the Council
"treaty reinsurance"	the reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured
"unearned premium"	the portion of premiums written that is allocable to the unexpired portion of the policy term
"US Government and Agency Securities"	US government and agency securities are composed of bonds issued by the US Treasury and municipal securities issued by states, cities, counties and towns in the United States to fund public capital projects like roads, schools, sanitation facilities and bridges as well as operating budgets which contain an explicit guarantee by the US government as to their repayment. The fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment
"year of account"	the year of account at Lloyd's commencing 1 January and ending 31 December in each year